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As filed with the Securities and Exchange Commission on November 20, 2007

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form F-4

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

QUEBECOR MEDIA INC.
(Exact name of Registrant as specified in its charter)

Province of Québec (State or other jurisdiction of incorporation or organization)	4841 (Primary Standard Industrial Classification Code Number)	Not applicable (I.R.S. Employer Identification No.)

Quebecor Media Inc.
612 Saint-Jacques Street
Montréal, Québec H3C 4M8
Canada
(514) 954-0101
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, NY 10011
(212) 894-8600

(Name, address, including zip code, and telephone number, including area code of agent for service)

Copies to:

Marc Tremblay Quebecor Media Inc. 612 Saint-Jacques Street Montréal, Quebec H3C 4M8 Canada (514) 954-0101	Marc Lacourcière Andrew Bleau Ogilvy Renault LLP 1981 McGill College Avenue, Suite 1100 Montréal, Quebec H3A 3C1 Canada (514) 847-4747

        Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable following the effectiveness of this registration statement. ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee(1)

7 3/4% Senior Notes due March 15, 2016	$700,000,000	100%	$700,000,000	$21,490

(1)
The registration fee has been calculated in accordance with Rule 457(a) and 457(f)(2) under the Securities Act.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 20, 2007

PROSPECTUS

US$700,000,000

Quebecor Media Inc.
Offer to Exchange All Outstanding
7 3/4% Senior Notes due March 15, 2016
Issued on October 5, 2007 for
New 7 3/4% Senior Notes due March 15, 2016

The Exchange Offer:

  •
  We will exchange all old notes that are validly tendered and not validly withdrawn for an equal principal amount of new notes that have been registered. In this prospectus, we refer to our outstanding 7 3/4% Senior Notes due March 15, 2016 issued on October 5, 2007 as the "old notes" and to the new 7 3/4% Senior Notes due March 15, 2016 to be issued in exchange for the old notes as the "Notes."

  •
  You may withdraw tenders of old notes at any time prior to the expiration of the exchange offer.

  •
  The exchange offer expires at 5:00 PM, New York City time, on                                    , 2008, unless we extend the exchange offer.

The New Notes:

  •
  The terms of the Notes to be issued in the exchange offer are substantially identical to the terms of the old notes, except that the Notes will be freely tradeable by persons who are not affiliated with us.

  •
  The Notes are being issued under a different indenture than, and will not form a single series or be fungible with, our existing 7 3/4% Senior Notes due 2016 which we issued in 2006.

  •
  No active public market currently exists for the old notes. We do not intend to list the Notes on any securities exchange and, therefore, no active public market is anticipated.

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  The old notes were issued with original issue discount for U.S. federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations."

  •
  The Notes, like the old notes, are:

  •
  our senior unsecured obligations;

  •
  equal in rank with all of our existing and future unsecured and unsubordinated indebtedness, including our existing 7 3/4% Senior Notes due 2016 issued in 2006;

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  effectively junior in right of payment to all of our existing and future secured indebtedness, including any borrowings under our Senior Secured Credit Facilities, to the extent of the value of the assets securing such indebtedness; and

  •
  effectively junior in right of payment to all indebtedness and other obligations (including trade payables) of our subsidiaries.

This investment involves risks. See "Risk Factors" beginning on page 17.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                                    , 2007.

        You should rely only on the information contained in this prospectus or the documents to which we have referred you, copies of which may be obtained from us upon request. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state or other jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

        The Notes have not been and will not be qualified for public distribution under the securities laws of any province or territory of Canada. The Notes are not being offered and may not be offered, directly or indirectly, in Canada or to any resident thereof except in accordance with the securities laws of the provinces and territories of Canada. The old notes were issued pursuant to exemptions from the prospectus requirements of the applicable Canadian provincial and territorial securities laws and may be sold in Canada only pursuant to an exemption therefrom.

        Until 90 days after the expiration date, all dealers that effect transactions in the Notes, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments and subscriptions and pursuant to the commitment to deliver a prospectus in connection with resales of the Notes.

        U.S. Bank National Association, by acceptance of its duties as trustee under the indenture with Quebecor Media Inc. governing the Notes, has not reviewed this prospectus and has made no representations as to the information contained herein.

i

EXPLANATORY NOTES

        In this prospectus, unless otherwise specified, the terms "we," "our," "us," the "Company" and "Quebecor Media" refer to Quebecor Media Inc., a company constituted under Part 1A of the Companies Act (Québec) and its consolidated subsidiaries, collectively. All references in this prospectus to "Videotron" are references to our wholly-owned subsidiary Videotron Ltd. and its subsidiaries; all references to "Sun Media" are references to our indirect wholly-owned subsidiary Sun Media Corporation and its subsidiaries; all references to "Le SuperClub Videotron" are to our indirect wholly-owned subsidiary Le SuperClub Vidéotron ltée and its subsidiaries; all references in this prospectus to "TVA Group" are to our public subsidiary TVA Group Inc. and its subsidiaries; all references to "Archambault Group" are references to our wholly-owned subsidiary Archambault Group Inc. and its subsidiaries; all references in this prospectus to "Nurun" are to our public subsidiary Nurun Inc. and its subsidiaries; all references in this prospectus to "Canoe" are to our wholly-owned subsidiary Canoe Inc. and its subsidiaries; and all references in this prospectus to "Osprey Media" are to our wholly-owned subsidiary Osprey Media Income Fund and its subsidiaries. All references in this prospectus to "Quebecor" are references to Quebecor Inc., all references to "Quebecor World" are to Quebecor World Inc., and all references to "Capital CDPQ" are to CDP Capital d'Amérique Investissements inc.

INDUSTRY AND MARKET DATA

        Industry statistics and market data used throughout this prospectus were obtained from internal surveys, market research, publicly available information and industry publications, including the Canadian Radio-Television and Telecommunications Commission, or the CRTC, A.C. Nielsen Media Research, the Bureau of Broadcast Management (BBM), Kagan Research LLC, the Canadian Newspaper Association, the Audit Bureau of Circulations, NADbank® Inc. and ComScore Media Metrix. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of this information is not guaranteed. Similarly, internal surveys and industry and market data, while believed to be reliable, have not been independently verified, and neither we nor any of the initial purchasers makes any representation as to the accuracy of this information.

        Information contained in this prospectus concerning the media industry, our general expectations concerning this industry and our market positions and market shares may also be based on estimates and assumptions made by us based on our knowledge of the industry and which we believe to be reliable. We believe, however, that this data is inherently imprecise, although generally indicative of relative market positions and market shares. Industry and company data is approximate and may reflect rounding in certain cases.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are incorporated under the laws of the Province of Québec. Substantially all of our directors, controlling persons and officers, as well as certain of the experts named in this prospectus, are residents of Canada, and all or a substantial portion of their assets and substantially all of our assets are located outside the United States. We have agreed, in accordance with the terms of the indenture under which the Notes will be issued, to accept service of process in any suit, action or proceeding with respect to the indenture or the Notes brought in any federal or state court located in New York City by an agent designated for such purpose, and to submit to the jurisdiction of such courts in connection with such suits, actions or proceedings. However, it may be difficult for holders of the Notes to effect service within the United States upon directors, officers and experts who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liability under U.S. federal or state securities laws or other laws of the United States. We have been advised by Ogilvy Renault LLP, our legal counsel, that there is doubt as to the enforceability in Canada against us or against our directors, officers and experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of courts of the United States, of liabilities predicated solely upon U.S. federal or state securities laws.

PRESENTATION OF FINANCIAL INFORMATION

        Our consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Canada, or Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and the accounting principles generally accepted in the United States, or U.S. GAAP, see note 26 to our audited consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 and note 17 to our unaudited interim consolidated financial statements for the nine months ended September 30, 2006 and 2007 included elsewhere in this prospectus. Our financial statements and the Osprey Media financial statements included in this prospectus are prepared in Canadian dollars. In this prospectus, references to Canadian dollars, Cdn$ or $ are to the currency of Canada, and references to U.S. dollars or US$ are to the currency of the United States.

        We completed our acquisition of Osprey Media in early August 2007. The Osprey Media financial statements included in this prospectus have been prepared in accordance with Canadian GAAP, which may differ materially from financial statements prepared in accordance with U.S. GAAP. Osprey Media provides a reconciliation of the principal differences between Canadian GAAP and U.S. GAAP in note 22 to its audited consolidated annual financial statements and note 13 to its unaudited interim financial statements for the six months ended June 30, 2006 and 2007, included elsewhere in this prospectus. Osprey Media is not a registrant in the United States. Following the completion of our acquisition of Osprey Media it ceased to be a reporting issuer in Canada.

        We use certain financial measures that are not calculated in accordance with Canadian GAAP or U.S. GAAP to assess our financial performance. We use these non-GAAP financial measures, such as operating income, cash flows from segment operations, free cash flows from continuing operations and average monthly revenue per user, because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this prospectus may not be comparable to other similarly titled measures disclosed by other companies. We provide a definition of the non-GAAP financial measures used in this prospectus under "Management's Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures." We provide a definition of operating income, and a reconciliation of operating income to the most directly comparable financial measure under Canadian GAAP and under U.S. GAAP in footnote 1 to the tables under "Summary Consolidated Financial Data" and "Selected Consolidated Financial Data." When we discuss cash flow from segment operations in this prospectus, we provide the detailed calculation of the measure in the same section. When we discuss free cash flow from continuing operations in this prospectus, we provide a reconciliation to the most directly comparable GAAP financial measure in the same section.

INTERNAL CONTROL OVER FINANCIAL REPORTING

        We are a foreign private issuer that is a non-accelerated filer as defined under the Securities Exchange Act of 1934, as amended, or the Exchange Act. The SEC has extended the compliance dates for foreign private issuers that are non-accelerated filers in respect of reporting requirements adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. Pursuant to these requirements, companies are required to include in their annual reports a report of management and an accompanying auditors' report with respect to the company's internal control over financial reporting. Foreign private issuers that are non-accelerated filers are not subject to these internal controls reporting requirements until their first fiscal year ending after July 15, 2007, and the accompanying auditors' report regarding internal controls is not required until the end of their 2008 fiscal year. We are in the process of documenting, reviewing and, if appropriate, improving our internal controls and procedures in connection with the application of Section 404 of the Sarbanes-Oxley Act. We may, during testing, identify material weaknesses or significant deficiencies in our internal controls over financial reporting requiring remediation, or areas for further attention or improvement.

EXCHANGE RATE DATA

        We prepare our financial statements in Canadian dollars. The following table sets forth, for the periods indicated, the average, high, low and end of period noon buying rates in the City of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate. Such rates are set forth as US dollars per Cdn$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On November 19, 2007, the inverse of the noon buying rate was Cdn$1.00 equals US$1.0163 (US$1.00 = Cdn$0.9839). You should note that the rates set forth below may differ from the actual rates used in our accounting processes and in the preparation of our consolidated financial statements. We do not make any representation that Canadian dollars could have been converted into U.S. dollars at the rates shown or at any other rate.

Year Ended	Average(1)	High	Low	Period End
December 31, 2006	0.8847	0.9100	0.8528	0.8582
December 31, 2005	0.8282	0.8690	0.7872	0.8579
December 31, 2004	0.7719	0.8493	0.7158	0.8310
December 31, 2003	0.7136	0.7738	0.6349	0.7738
December 31, 2002	0.6370	0.6619	0.6200	0.6329

Nine Months Ended	Average(2)	High	Low	Period End
September 30, 2007	0.9051	1.0041	0.8437	1.0041
September 30, 2006	0.8831	0.9100	0.8528	0.8968

Month Ended	Average(2)	High	Low	Period End
November 2007 (through November 19, 2007)	1.0534	1.0907	1.0163	1.0163
October 31, 2007	1.0255	1.0531	0.9998	1.0531
September 30, 2007	0.9754	1.0041	0.9482	1.0041
August 31, 2007	0.9453	0.9527	0.9299	0.9470
July 31, 2007	0.9522	0.9641	0.9355	0.9384
June 30, 2007	0.9388	0.9452	0.9322	0.9404
May 31, 2007	0.9132	0.9395	0.8980	0.9345

Year-to-date	Average(2)	High	Low	Period End
2007 (through November 19, 2007)	0.9231	1.0907	0.8437	1.0163

(1)
The average of the exchange rates on the last day of each month during the applicable period.

(2)
The average of the exchange rates for all days during the applicable period.

        Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian company to non-resident investors. There are no laws of Canada or exchange restrictions affecting the remittance of dividends, interest, royalties or similar payments to non-resident holders of our securities, except as described under "Certain Canadian Federal Income Tax Considerations — Non-Residents of Canada."

SUMMARY

        The following summary highlights information contained elsewhere in this prospectus to help you understand Quebecor Media, the exchange offer and the Notes. This summary may not contain all of the information that is important to you. For a more complete understanding of Quebecor Media Inc., the exchange offer and the Notes, we encourage you to read this entire prospectus carefully. Unless otherwise specified or the context otherwise requires, the terms "we," "our," "us," the "Company" and "Quebecor Media" refer to Quebecor Media Inc. and its consolidated subsidiaries, collectively. In this prospectus, references to Canadian dollars, Cdn$ or $ are to the currency of Canada, and references to U.S. dollars or US$ are to the currency of the United States.

Our Business

        We are one of Canada's leading media companies, with activities in cable distribution, business, residential and mobile wireless telecommunications, newspaper publishing, television broadcasting, book, magazine and video retailing, publishing and distribution, music recording, production and distribution and new media services. Through our operating subsidiaries, we hold leading positions in the creation, promotion and distribution of news, entertainment and Internet-related services that are designed to appeal to audiences in every demographic category.

        Through our Videotron operating subsidiary, we are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers, a major Internet service provider and a provider of telephony services in the Province of Québec. Through our Sun Media and Osprey Media operating subsidiaries, we are the largest newspaper publisher in the Province of Québec and in Canada, based on total paid and unpaid circulation. We have established the number one or two market position, in terms of paid circulation, in each of our eight urban daily markets. Through our public TVA Group operating subsidiary, of which we own 45.2% of the equity and control 99.9% of the voting power, we are the largest private-sector television broadcaster in Québec in terms of market share, the largest private-sector French-language television broadcaster in North America in terms of market share, and one of the largest private-sector producers of French-language television programming in Québec in terms of number of hours of production and broadcasting of French-language programming. We are also engaged in book publishing and distribution; magazine publishing and production; the distribution and retailing of cultural products through companies such as Archambault Group, which owns one of the largest chains of music, book, video and musical instruments stores in Québec and is one of the largest producers of French-language music products in Québec and one of the largest independent distributors of music (traditional distribution and digital download) and video products in Canada; film and television distribution through TVA Films; and video and video game rental and retailing through Le SuperClub Videotron's chain of video rental stores, which is the largest chain of video stores in Québec. In the new media sector, we have developed, through Canoe, two of Canada's leading English and French-language Internet news and information portals, as well as leading Internet sites dedicated to automobiles, employment, personals, social communities, web search, real estate and classifieds. Through our Nurun subsidiary, we provide global and local blue-chip clients with consulting services, which include strategic planning and online branding, design and development of websites, intranets, extranets as well as user interfaces for new interactive media (mobile telephones, interactive television), the integration of technical platforms, the design and management of marketing programs, online media buys and eCRM campaigns, as well as the analysis of data collected through these various interactive channels.

        We believe that our diversified portfolio of media assets provides us with a number of competitive advantages, including the ability to:

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  cross-promote our brands, programs and other content across multiple media platforms;

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  provide advertisers with an integrated solution for local, regional and national multi-platform advertising;

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  offer a differentiated, bundled suite of entertainment, information and communication services and products, including digital television, cable Internet access, video-on-demand and other interactive television services, as well as residential and commercial cable telephony services using Voice-over-IP, or VoIP, technology, and mobile wireless telephony services as a Mobile Virtual Network Operator, or MVNO;

  •
  deliver high-quality services and products, including, for example, our standard cable Internet access service that enables our customers to download data at a higher speed than that currently offered by standard digital subscriber line, or DSL, technology, and the widest range of French-language programming in Canada;

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  leverage our content, management, sales and marketing and production resources to provide superior information and entertainment services to our customers;

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  extend our market reach by leveraging our multimedia platform and cross-marketing expertise and experience to enhance our national media platform;

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  leverage our single, highly contiguous network that covers approximately 80% of Québec's total addressable market and five of the province's top six urban areas. We believe that our single cluster and network architecture provides many benefits, including a higher quality and more reliable network, the ability to rapidly and efficiently launch and deploy new products and services, and a lower cost structure through reduced maintenance and technical support costs;

  •
  leverage our advanced broadband network, 99% of which is bi-directional which allows us to offer a wide range of advanced services on the same media, such as analog and digital television, video-on-demand, cable Internet access and cable telephony services. We are committed to maintaining and upgrading our network capacity and, to that end, we currently anticipate that future capital expenditures over the next five years will be required to accommodate the evolution of our products and services and to meet the demand for increased capacity resulting from the launch of our new telephony service and the offering of our other advanced products and services.

        In addition, we have a strong, market-focused management team that has extensive experience and expertise in a range of areas, including marketing, finance, telecommunications, publishing and technology. Under the leadership of our senior management team, we have, despite intense competition, successfully increased sales of our digital television products and improved penetration of our high-speed Internet access product. In addition, we launched our cable telephony services in January 2005 and, over the past two years, have increased our penetration rapidly. As of September 30, 2007, we had approximately 573,800 subscribers for our cable telephony service, representing 35.5% of our basic cable subscribers and 23.1% of our total homes passed.

        Through our direct and indirect interests in several businesses, we operate in the following industry segments: Cable, Newspapers, Broadcasting, Leisure and Entertainment, Interactive Technologies and Communications and Internet/Portals.

Recent Developments

Acquisition of Osprey Media

        In early August 2007, we completed the acquisition of Osprey Media for an aggregate consideration of approximately $414.4 million (excluding assumed debt which amounted to $165.6 million). The transaction was financed with drawings under a senior bridge credit facility that we repaid with a portion of the proceeds of the issuance of the old notes. Osprey Media is one of Canada's leading publishers of daily and non-daily newspapers, magazines and specialty publications. Its publications include 20 daily newspapers and 34 non-daily newspapers clustered in Ontario, as well as numerous specialty publications, including shopping guides and magazines. Osprey Media's publications have an established presence on the Internet and offer classified and local advertising, as well as other services for local advertisers and readers. Osprey Media also engages in the distribution of inserts and flyers and commercial printing for third parties, and operates several trade shows.

        The acquisition of Osprey Media increases our scale in the population-dense Ontario market and complements our existing newspaper business. Osprey Media's focus on community newspapers and limited geographic overlap with our assets increases the stability and diversification of our newspaper portfolio. Our objective is also to realize operating efficiencies through the sharing of management, production, printing and distribution.

Third-Generation ("3G") Wireless

        On June 27, 2007, Quebecor Media filed a written submission with Industry Canada in connection with its public consultations regarding the potential auction of 3G wireless telephony frequencies in Canada in early 2008. In that context, we announced that, subject to equitable competitive conditions in the conduct of the spectrum auction (including the setting aside of at least 40MHz of spectrum for new entrants) as well as certain conditions relating to the post-auction implementation period, we would commit to invest, through Videotron, approximately $500.0 million to deploy a 3G network in Québec to become a facilities-based wireless provider, offering our Québec customers integrated mobile multimedia services. If we are awarded spectrum, we currently expect to deploy our wireless network over a three-year period.

Our Shareholders

        Quebecor Media is 54.7% owned by Quebecor Inc., a communications holding company, and 45.3% owned by Capital CDPQ. Quebecor Inc.'s primary assets are its interests in Quebecor Media and in Quebecor World, one of the world's largest commercial printers. Capital CDPQ is a wholly-owned subsidiary of Caisse de dépôt et placement du Québec, Canada's largest pension fund manager. None of Quebecor Inc., Quebecor World or Capital CDPQ is an obligor or a guarantor of the obligations under the notes being offered pursuant to this prospectus.

Our Corporate Structure

        The following chart illustrates the relationship among Quebecor Media and its subsidiaries (certain immaterial subsidiaries have been omitted), all of which were incorporated or organized in Canada or in various Canadian provinces. In each case, unless otherwise indicated, Quebecor Media owns, directly or indirectly, a 100% equity and voting interest in its subsidiaries. In respect of TVA Group and Canoe, the number on the left indicates the percentage of equity owned and the number on the right indicates the percentage of voting rights held directly and indirectly by Quebecor Media. This chart is as of November 1, 2007.

Our Principal Executive Office

        Our principal executive office is located at 612 Saint-Jacques Street, Montréal, Québec, Canada H3C 4M8. Our telephone number is (514) 954-0101. Our corporate website may be accessed at www.quebecor.com. The information found on the corporate website does not constitute part of this prospectus and you should rely only on the information contained in this prospectus when making a decision as to whether exchange old notes for Notes. With respect to the notes offered hereby our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, NY, 10011.

The Exchange Offer

        The summary below describes the principal terms of the exchange offer and the Notes. Some of the terms and conditions described below are subject to important limitations and exceptions. The "Description of the Notes" section of this prospectus contains a more detailed description of the terms and conditions of the Notes.

        On October 5, 2007, we sold US$700,000,000 aggregate principal amount of our 7 3/4% Senior Notes due March 15, 2016 in a private placement exempt from the registration requirements of the Securities Act, and the initial purchasers of these old notes then resold them in reliance on other exemptions from the registration requirements of the Securities Act. We entered into a registration rights agreement with the initial purchasers of the old notes. Under the registration rights agreement, we agreed, among other things, to deliver to you this prospectus and to keep the exchange offer open for not less than 30 days after the date on which the exchange offer is mailed to the holders of the old notes. In addition, we agreed that if the exchange offer is not completed by June 16, 2008, we will file, and use our best efforts to cause to become effective, a shelf registration statement covering the resale of the old notes. You are entitled to exchange your old notes for the Notes in the exchange offer. The Notes are identical in all material respects to the old notes except that:

  •
  the Notes have been registered under the Securities Act and will be freely tradeable by persons who are not affiliated with us;

  •
  the Notes are not entitled to the rights which are applicable to the old notes under the registration rights agreement; and

  •
  our obligation to pay special interest on the Notes if (a) the exchange offer registration statement that includes this prospectus is not declared effective by May 2, 2008 or (b) if the exchange offer is not consummated by June 16, 2008, in each case, at incremental rates ranging from 0.25% per annum to 1.0% per annum depending on how long we fail to comply with these deadlines, does not apply to the Notes.

The Exchange Offer
We are offering to exchange up to US$700.0 million aggregate principal amount of our new 7 3/4% Senior Notes due March 15, 2016, which have been registered under the Securities Act, for up to US$700.0 million aggregate principal amount of our old 7 3/4% Senior Notes due March 15, 2016, which were issued on October 5, 2007 pursuant to a private placement offering. Old notes may be exchanged only in integral multiples of US$1,000.
Resale of the Notes
Based on interpretations by the staff of the Securities and Exchange Commission, or the SEC, set forth in no-action letters issued to third parties, we believe that the Notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by you (unless you are our "affiliate" within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that you are:
• acquiring the Notes in the ordinary course of business;
• not participating, do not intend to participate, and have no arrangement or understanding with any person to participate in the distribution of the Notes; and
• not a broker-dealer who purchased your old notes directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act.

We do not intend to seek our own no-action letter, and there is no assurance that the SEC staff would make a similar determination with respect to the Notes. If this interpretation is inapplicable and you transfer any Notes issued to you in the exchange offer without delivering a prospectus or without an exemption under the Securities Act, you may incur liability under the Securities Act. We do not assume and will not indemnify you against this liability.

Each broker-dealer that receives Notes for its own account in exchange for the old notes that were acquired by this broker-dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of those Notes. See "Plan of Distribution."
Any holder of Notes who:
• is our "affiliate" as defined in Rule 405 under the Securities Act;
• does not acquire the Notes in the ordinary course of its business;
• tenders in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of the Notes; or
• is a broker-dealer that purchased old notes from us to resell them pursuant to Rule 144A or any other available exemption under the Securities Act,

cannot rely on the position of the SEC staff expressed in the no-action letters described above and, in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the Notes.
Expiration of the Exchange Offer	The exchange offer will expire at 5:00 p.m., New York City time, on , 2008, unless we decide to extend the expiration date.
Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, some of which we may waive. See "The Exchange Offer — Conditions to the Exchange Offer."
Procedures for Tendering Old Notes
If you wish to exchange your old notes for Notes pursuant to the exchange offer, you must complete, sign and date the letter of transmittal according to the instructions contained in this prospectus and the letter of transmittal. You must also mail or otherwise deliver the letter of transmittal, together with your old notes and any other required documents, to the exchange agent at the address set forth on the cover of the letter of transmittal. If you hold old notes through the Depository Trust Company, or DTC, and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC, or ATOP, by which you will agree to be bound by the letter of transmittal.
By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:
• you are acquiring the Notes in the ordinary course of business;
• you have no arrangement or understanding with any person to participate in the distribution of the Notes;

• if you are a broker-dealer that will receive Notes for your own account in exchange for old notes that were acquired as a result of market-making or other trading activities, you will deliver a prospectus, as required by law, in connection with any resale of the Notes; and
• you are not our "affiliate" as defined in Rule 405 under the Securities Act.
See "The Exchange Offer — Procedures for Tendering Old Notes."

Special Procedures for Beneficial Owners
If you own a beneficial interest in old notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian, and you wish to tender your old notes in the exchange offer, you should contact the registered holder as soon as possible and instruct the registered holder to tender on your behalf.
Guaranteed Delivery Procedures
If you wish to tender your old notes and your old notes are not immediately available or you cannot deliver your old notes, the letter of transmittal or any other documents required by the letter of transmittal to the exchange agent or comply with the applicable procedures under DTC's Automated Tender Offer Program by the expiration date, you must tender your old notes pursuant to the guaranteed delivery procedures described in this prospectus under the heading "The Exchange Offer — Procedures for Tendering Old Notes — Guaranteed Delivery Procedures."
Withdrawal Rights	You may withdraw the tender of your old notes at any time prior to 5:00 p.m., New York City time, on the expiration date.
Consequences of Failure to Exchange the Old Notes for the Notes
All unexchanged old notes will continue to be subject to transfer restrictions. In general, the old notes may not be offered or sold unless registered under the Securities Act or pursuant to an exemption from registration under the Securities Act and applicable state securities laws. Therefore, the market for secondary resales of any unexchanged old notes is likely to be minimal. Other than in connection with the exchange offer, we do not currently anticipate that we will register the old notes under the Securities Act.
Federal Income Tax Consequences	The exchange of the old notes for the Notes will generally not be a taxable event for U.S. federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations."
Use of Proceeds
We will not receive any cash proceeds from the issuance of the Notes in the exchange offer. We will pay all expenses incidental to the exchange offer. See "Use of Proceeds" and "The Exchange Offer — Fees and Expenses."
Exchange Agent for the Notes	U.S. Bank National Association is the exchange agent for the exchange offer.
Dissenter's or Appraisal Rights	Holders of old notes will not have dissenter's rights or appraisal rights in connection with the exchange offer.

The Notes

        The summary below describes the principal terms of the Notes. Because it is a summary, it does not contain all of the information that you should consider before investing in the Notes. Some of the terms and conditions described below are subject to important limitations and exceptions. The "Description of the Notes" section of this prospectus contains a more detailed description of the terms and conditions of the Notes. You should carefully read the entire prospectus, including the section entitled "Risk Factors" and our consolidated financial statements and the notes relating to those statements included elsewhere in this prospectus.

Issuer	Quebecor Media Inc.
Notes Offered	US$700,000,000 aggregate principal amount of 7 3/4% Senior Notes due 2016.
The Notes are being issued under a different indenture than, and will not form a single series or be fungible with, our existing 7 3/4% Senior Notes due 2016 which we issued in 2006.
Maturity	The Notes will mature on March 15, 2016.
Interest Payment Dates	June 15 and December 15 of each year commencing December 15, 2007.
Ranking	The Notes will be:
• our senior unsecured obligations;
• equal in rank with all of our existing and future unsecured and unsubordinated indebtedness, including our existing 7 3/4% Senior Notes due 2016 issued in 2006;

• effectively junior to all of our existing and future secured indebtedness, including any borrowings under our Senior Secured Credit Facilities, to the extent of the value of the assets securing such indebtedness; and
• effectively junior in right of payment to all of existing and future liabilities, including trade payables, of our subsidiaries.

Giving effect to the completion of the offering of the old notes and the application of the proceeds of that offering as described under "Use of Proceeds," as of September 30, 2007, on a pro forma basis, Quebecor Media and its consolidated subsidiaries would have had $3.1 billion of indebtedness outstanding, Quebecor Media, excluding its subsidiaries, would have had $515.2 million of senior secured indebtedness, and Quebecor Media's subsidiaries would have had $2.8 billion of total liabilities, excluding intercompany liabilities.
Optional Redemption
At any time prior to March 15, 2011, we may from time to time redeem all or a portion of the Notes by paying a special "make-whole" premium specified in this prospectus under "Description of Notes — Optional Redemption."

At any time on or after March 15, 2011, we may from time to time redeem all or a portion of the Notes at fixed redemption prices specified in this prospectus under "Description of Notes — Optional Redemption."
At any time and from time to time on or prior to March 15, 2009, we may redeem a portion of the Notes with the net cash proceeds of any equity offerings by us, so long as:
• we pay 107.75% of the principal amount of the Notes to be redeemed, accrued and unpaid interest, if any, to the date of redemption;

• at least 65% of the aggregate principal amount of all the Notes and the old notes issued under the indenture remain outstanding afterwards; and
• the redemption occurs within 90 days of the date of the closing of such equity offering.
Additional Amounts
Any payments made by us with respect to the Notes will be made without withholding or deduction, unless required by law. If we are required by law to withhold or deduct for taxes with respect to a payment to the holders of Notes, we will, subject to certain exceptions, pay the additional amount necessary so that the net amount received by holders of Notes (other than certain excluded holders) after the withholding is not less than the amount they would have received in the absence of the withholding. See "Description of Notes — Payment of Additional Amounts."
Tax Redemption
If we are required to pay additional amounts as a result of changes in laws applicable to tax-related withholdings or deductions in respect of payments on the Notes, we will have the option to redeem the Notes, in whole but not in part, at a redemption price equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest to the date of redemption and any additional amounts that may be then payable. See "Description of the Notes — Redemption for Changes in Withholding Taxes."
Change of Control
If we experience a change of control, we will be required to offer to purchase all of the Notes at a purchase price of 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of purchase.
Certain Covenants	The indenture governing the Notes limits our ability, and in some cases the ability of our restricted subsidiaries, to:
• borrow money or sell preferred stock;
• pay dividends beyond certain amounts and make other restricted payments;
• create or permit certain liens;
• use the proceeds from sales of assets and subsidiary stock;
• create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions;
• enter into certain transactions with affiliates; and
• enter into certain mergers, consolidations and transfers of all or substantially all of our assets.
These covenants are subject to important exceptions and limitations which are described under the heading "Description of the Notes."
Special U.S. Federal Income Tax Considerations
The Notes will be treated as issued with "original issue discount" for U.S. federal income tax purposes. Accordingly, U.S. investors will be subject to tax on original issue discount as it accrues, in advance of the cash attributable to that income (and in addition to qualified stated interest). See "Certain U.S. Federal Income Tax Considerations" elsewhere in this prospectus.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the Notes in the exchange offer. See "Use of Proceeds".
Absence of an Active Public Market for the Notes
The old notes are presently eligible for trading in the PORTAL market. We do not intend to apply for the Notes to be listed on any securities exchange or to arrange for any quotation system to quote them. The initial purchasers of the old notes have advised us that they intend to make a market for the Notes, but they are not obligated to do so. The initial purchasers may discontinue any market making in the Notes at any time in their sole discretion. Accordingly, we cannot assure you that a liquid market for the Notes will develop or be maintained.
Exchange Offer; Registration Rights	Pursuant to a registration rights agreement among us and the initial purchasers of the old notes, we agreed to:

• file a registration statement within 120 days after the issue date of the old notes, relating to the exchange of the privately placed old notes for publicly registered exchange notes with substantially identical terms evidencing the same continuing indebtedness;
• use our best efforts to cause the registration statement to become effective within 210 days after the issue date of the old notes;
• keep the exchange offer open for not less than 30 days;
• consummate the exchange offer by June 16, 2008; and

• file a shelf registration statement for the resale of the old notes if we cannot effect or consummate an exchange offer within the specified time periods and in certain other circumstances described in this prospectus.

We intend the registration statement relating to this prospectus to satisfy these obligations. If we do not comply with our obligations under the registration rights agreement, we will be required to pay additional special interest on the old notes and/or the Notes under specific circumstances. See "The Exchange Offer — Purpose and Effect of the Exchange Offer."
Transfer Restrictions
The Notes are not being offered for sale and may not be offered or sold directly or indirectly in Canada except in accordance with applicable securities laws of the provinces and territories of Canada. We are not required, and do not intend, to qualify by prospectus in Canada the Notes, and accordingly, the Notes will be subject to restrictions on resale in Canada.

Risk Factors

        You should refer to the information set forth in the section entitled "Risk Factors" for an explanation of the risks of investing in the Notes.

Summary Consolidated Financial Data

        You should read the following summary consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

        The following tables present financial information derived from our consolidated financial statements.

        Our audited consolidated financial statements included in this prospectus are comprised of consolidated balance sheets as at December 31, 2005 and 2006 and consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements have been audited by KPMG LLP, an independent registered public accounting firm. KPMG LLP's report on these audited consolidated financial statements is included in this prospectus. The consolidated balance sheet data as at December 31, 2004 has been derived from our audited consolidated financial statements not included in this prospectus.

        The consolidated balance sheet data as at September 30, 2007 and the consolidated income statement and cash flow data for the nine-month periods ended September 30, 2006 and 2007 are derived from our unaudited interim consolidated financial statements at such dates and for such periods included in this prospectus. In the opinion of management, our unaudited interim consolidated financial statements for the nine months ended September 30, 2006 and 2007 include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial results for such periods. Interim results are not necessarily indicative of the results which may be expected for any other interim period or for a full year. Our historical results are not necessarily indicative of our future financial condition or results of operations.

        Our financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see note 26 to our audited consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 and note 17 to our unaudited consolidated financial statements for the nine months ended September 30, 2006 and 2007 included elsewhere in this prospectus.

CANADIAN GAAP DATA

	Year Ended December 31,			Nine Months Ended September 30,
	2004(1)	2005(1)	2006(1)	2006	2007(2)
				(unaudited)
	(in millions)
STATEMENT OF INCOME DATA:
Revenues
Cable	$937.6	$1,080.3	$1,309.5	$946.6	$1,125.3
Newspapers	888.1	915.6	928.2	681.5	721.6
Broadcasting	358.0	401.4	393.3	273.4	291.4
Leisure and Entertainment	241.7	255.4	315.8	210.7	226.4
Interactive Technologies and Communications	51.9	65.1	73.9	53.9	61.9
Internet/Portals	34.5	50.0	64.9	30.0	34.6
Head Office and inter-segment	(49.4)	(64.9)	(74.7)	(41.7)	(60.2)

	2,462.4	2,702.9	3,010.9	2,154.4	2,401.0
Cost of sales, selling and administrative expenses	(1,765.2)	(1,969.3)	(2,208.1)	(1,593.1)	(1,724.3)
Amortization	(225.9)	(231.9)	(260.7)	(192.4)	(214.5)
Financial expenses	(314.6)	(285.3)	(224.6)	(167.0)	(167.8)
Reserve for restructuring of operations, impairment of assets and other special charges	(2.8)	0.2	(18.9)	(9.4)	(15.1)
Loss on debt refinancing	(4.8)	(60.0)	(342.6)	(342.1)	—
Gain on sales of businesses and other assets	9.3	0.1	2.2	1.0	0.4
Impairment of goodwill and intangible assets	—	—	(180.0)	—	—
Income taxes	(37.4)	(44.0)	52.6	82.3	(59.2)
Non-controlling interest	(31.7)	(16.2)	(0.4)	(7.2)	(11.0)
(Loss) income from discontinued operations	(1.1)	—	(0.1)	0.9	5.2

Net income (loss)	$88.2	$96.5	$(169.7)	$(72.6)	$214.7

OTHER FINANCIAL DATA:
Operating income(3)	$697.2	$733.6	$802.8	$561.3	$676.7
Additions to property, plant and equipment	181.1	319.8	435.5	327.3	300.4
Comprehensive (loss) income(2)				(72.4)	230.4

	At December 31,			At September 30,
	2004	2005	2006	2007
				(unaudited)
	(in millions)
BALANCE SHEET DATA:
Cash and cash equivalents	$108.8	$97.4	$34.1	$72.2
Total assets	6,509.2	6,675.5	6,583.9	7,364.3
Total debt	2,548.8	2,533.2	2,796.1	3,030.4
Capital stock	1,773.7	1,773.7	1,752.4	1,752.4
Shareholders' equity	2,459.9	2,450.1	2,237.0	2,372.6

U.S. GAAP DATA

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(restated)(1)(4)	(restated)(1)(4)	(restated)(1)(4)	(restated)(5)
				(unaudited)
	(in millions)
STATEMENT OF INCOME DATA:
Revenues
Cable	$946.9	$1,086.5	$1,312.2	$944.2	$1,124.8
Newspapers	888.1	915.6	928.2	681.5	721.6
Broadcasting	358.0	401.4	393.3	273.4	291.4
Leisure and Entertainment	241.7	255.4	315.8	210.7	226.4
Interactive Technologies and Communications	51.9	65.1	73.9	53.9	61.9
Internet/Portals	34.5	50.0	64.9	30.0	34.6
Head Office and inter-segment	(49.4)	(64.9)	(74.7)	(41.7)	(60.2)

	2,471.7	2,709.1	3,013.6	2,152.0	2,400.5
Cost of sales, selling and administrative expenses	(1,764.3)	(1,973.5)	(2,216.9)	(1,592.5)	(1,727.2)
Amortization	(225.7)	(229.6)	(257.9)	(190.4)	(212.3)
Financial expenses	(322.2)	(304.0)	(220.0)	(160.3)	(167.0)
Reserve for restructuring of operations, impairment of assets and other special charges	(2.8)	0.2	(18.9)	(9.4)	(15.1)
Loss on debt refinancing	(4.8)	(48.5)	(275.7)	(275.2)	—
Gain on sales of businesses and other assets	9.3	1.6	2.2	1.0	0.4
Impairment of goodwill and intangible assets	—	—	(180.0)	—	—
Income taxes	(43.4)	(8.1)	12.2	45.3	(75.4)
Non-controlling interest	(35.1)	(18.4)	(1.3)	(7.9)	(9.5)
(Loss) income from discontinued operations	(0.8)	—	(0.1)	0.9	5.2

Net income (loss)	$81.9	$128.8	$(142.8)	$(36.5)	$199.6

OTHER FINANCIAL DATA:
Operating income(3)	$707.4	$735.6	$796.7	$559.5	$673.3
Additions to property, plant and equipment	181.1	319.8	435.5	327.3	300.4
Comprehensive (loss) income	(25.5)	160.0	(56.4)	33.6	224.7

	At December 31,			At September 30,
	2004	2005	2006	2007
	(restated)(4)	(restated)(4)	(restated)(4)
				(unaudited)
	(in millions)
BALANCE SHEET DATA:
Cash and cash equivalents	$108.8	$97.4	$34.1	$72.2
Total assets	6,480.1	6,664.1	6,533.4	7,363.3
Long-term debt	2,529.0	2,501.1	2,766.3	3,053.3
Capital stock	1,773.7	1,773.7	1,752.4	1,752.4
Shareholders' equity	2,204.3	2,275.2	2,155.3	2,334.6

(1)
On June 30, 2007, we completed the sale of Progisia Informatique ("Progisia"), the information technology consulting division of Canoe. The results of Progisia are classified and disclosed as "Income from Discontinued Operations" in the unaudited interim consolidated financial statements for the nine-month periods ended September 30, 2006 and 2007 included elsewhere in this prospectus, in the related "Summary Consolidated Financial Data" and "Selected Consolidated Financial Data" for the nine-month periods ended September 30, 2006 and 2007, and in the unaudited pro forma condensed combined financial information for the nine-month period ended September 30, 2007. However, results from Progisia for the years ended December 31, 2004, 2005 and 2006 were not reclassified as "Income from discontinued operations" as the impact is not material.

(2)
Effective January 1, 2007, the Company adopted new financial instruments, hedges and comprehensive income standards pursuant to Canadian GAAP (see note 2 to our unaudited consolidated financial statements for the nine months ended September 30, 2006 and 2007 included elsewhere in this prospectus).

(3)
Quebecor Media defines operating income, as reconciled to net income (loss) under Canadian GAAP, as net income (loss) before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, loss on debt refinancing, gain (loss) on sales of businesses and other assets, impairment of goodwill and intangible assets, income taxes, non-controlling interest and (loss) income from discontinued operations. Quebecor Media defines operating income, as reconciled to net income (loss) under U.S. GAAP, as net income (loss) before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, loss on debt refinancing, gain on sales of businesses and other assets, impairment of goodwill and intangible assets, income taxes, non-controlling interest and (loss) income from discontinued operations. Operating income as defined above is not a measure of results that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Our parent company, Quebecor Inc., considers the media segment as a whole and uses operating income in order to assess the performance of its investment in Quebecor Media. Our management and Board of Directors use this measure in evaluating Quebecor Media's consolidated results as well as results of Quebecor Media's operating segments. As such, this measure eliminates the significant level of non-cash depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of Quebecor Media and of its segments. Operating income is also relevant because it is a significant component of Quebecor Media's annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in Quebecor Media's segments. Quebecor Media uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income may not be the same as similarly titled measures reported by other companies.

  The following table provides a reconciliation of operating income to net income (loss) as disclosed in our financial statements:

	Year Ended December 31,			Nine Months Ended September 30,
	2004(1)	2005(1)	2006(1)	2006	2007(2)
Reconciliation of operating income to net income (loss) (Canadian GAAP) (in millions of Canadian dollars)				(unaudited)
Operating Income
Cable	$363.8	$413.3	$512.5	$372.7	$467.0
Newspapers	227.8	222.2	207.6	144.1	149.3
Broadcasting	80.5	53.0	42.1	23.2	36.6
Leisure and Entertainment	22.7	27.0	19.3	9.3	16.7
Interactive Technologies and Communications	2.3	3.9	7.5	4.2	2.8
Internet/Portals	4.5	10.5	13.3	8.6	4.1
Head office	(4.4)	3.7	0.5	(0.8)	0.2

	697.2	733.6	802.8	561.3	676.7
Amortization	(225.9)	(231.9)	(260.7)	(192.4)	(214.5)
Financial expenses	(314.6)	(285.3)	(224.6)	(167.0)	(167.8)
Reserve for restructuring of operations, impairment of assets and other special charges	(2.8)	0.2	(18.9)	(9.4)	(15.1)
Loss on debt refinancing	(4.8)	(60.0)	(342.6)	(342.1)	—
Gain on sale of businesses and other assets	9.3	0.1	2.2	1.0	0.4
Impairment of goodwill and intangible assets	—	—	(180.0)	—	—
Income taxes	(37.4)	(44.0)	52.6	82.3	(59.2)
Non-controlling interest	(31.7)	(16.2)	(0.4)	(7.2)	(11.0)
(Loss) income from discontinued operations	(1.1)	—	(0.1)	0.9	5.2

Net income (loss)	$88.2	$96.5	$(169.7)	$(72.6)	$214.7

  The following table provides a reconciliation under U.S. GAAP of operating income to net income (loss) as disclosed in our financial statements:

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
Reconciliation of operating income to net income (loss) (U.S. GAAP) (in millions of Canadian dollars)	(restated)(1)(4)	(restated)(1)(4)	(restated)(1)(4)	(restated)(5)
				(unaudited)
Operating Income
Cable	$362.2	$411.4	$508.8	$370.3	$464.8
Newspapers	232.4	221.6	206.9	144.2	149.0
Broadcasting	87.5	58.3	43.4	23.7	38.5
Leisure and Entertainment	22.9	26.2	19.3	9.3	16.6
Interactive Technologies and Communications	2.3	3.9	7.5	4.2	2.8
Internet/Portals	4.5	10.5	13.3	8.6	4.1
Head office	(4.4)	3.7	(2.5)	(0.8)	(2.5)

	707.4	735.6	796.7	559.5	673.3
Amortization	(225.7)	(229.6)	(257.9)	(190.4)	(212.3)
Financial expenses	(322.2)	(304.0)	(220.0)	(160.3)	(167.0)
Reserve for restructuring of operations, impairment of assets and other special charges	(2.8)	0.2	(18.9)	(9.4)	(15.1)
Loss on debt refinancing	(4.8)	(48.5)	(275.7)	(275.2)	—
Gain on sale of businesses and other assets	9.3	1.6	2.2	1.0	0.4
Impairment of goodwill and intangible assets	—	—	(180.0)	—	—
Income taxes	(43.4)	(8.1)	12.2	45.3	(75.4)
Non-controlling interest	(35.1)	(18.4)	(1.3)	(7.9)	(9.5)
(Loss) income from discontinued operations	(0.8)	—	(0.1)	0.9	5.2

Net income (loss)	$81.9	$128.8	$(142.8)	$(36.5)	$199.6

(4)
See note 26 to our audited consolidated financial statements included elsewhere in this prospectus.

(5)
See note 17 to our unaudited consolidated financial statements for the nine months ended September 30, 2006 and 2007 included elsewhere in this prospectus.

RISK FACTORS

        An investment in the Notes involves risks. You should consider carefully the risks described below as well as the other information appearing elsewhere in this prospectus before you decide to tender your old notes in the exchange offer.

Risks Relating to Our Business

We operate in highly competitive industries and our inability to effectively compete could have a material adverse effect on our business.

        We operate in highly competitive industries. In our cable operations, we compete against direct broadcast satellite providers, or DBS (which is also called DTH in Canada, for "direct-to-home" satellite), multi channel multipoint distribution systems, or MDS, satellite master antenna television systems and over-the-air television broadcasters. In addition, we compete against incumbent local exchange carriers, or ILECs, which have secured licenses to launch video distribution services using video digital subscriber line, or VDSL, technology. The Canadian Radio-television and Telecommunications Commission, or the CRTC, has approved a regional license for the main ILEC in our market to provide terrestrial broadcasting distribution in Montréal and several other communities in Québec. The same ILEC has also been authorized in October 2005 to acquire a cable network in our main service area which currently serves approximately 15,000 customers. We also face competition from illegal providers of cable television services and illegal access to non-Canadian DBS (also called grey market piracy) as well as from signal theft of DBS that enables customers to access programming services from U.S. and Canadian DBS without paying any fees (also called black market piracy). Competitors in the video business also include the video stores industry (rental & sale) and other alternative entertainment media. The Internet as well as distribution on mobile devices may become competitive means in the broadcast distribution market but it does not have any impact on our broadcast distribution business at this time.

        In our Internet access business, we compete against other Internet service providers, or ISPs, offering residential and commercial Internet access services. The CRTC also requires us to offer access to our high speed Internet system to our ISP competitors and several third party ISPs have access or have requested access to our network. CRTC rules also require that we allow third party ISPs to provide voice or telephony applications in addition to retail Internet access services.

        Our VoIP telephony service has numerous competitors, including ILECs, competitive local exchange carriers, or CLECs, wireless telephone service operators and other providers of telephony services, and competitors that are not facilities based and therefore have a much lower infrastructure cost. Competition from ILECs is expected to increase in 2007 and in the following years, particularly as a result of the federal government's recent decision to lift winback restrictions on ILECs and to change the criteria for forbearance from regulation of local exchange services.

        With our new mobile wireless telephony service, we compete against a mix of corporations, some of them being active in all the products we offer, while others only offer mobile wireless telephony services in our market. In addition, if we were to become a facilities-based wireless provider, we would compete primarily with three established incumbent wireless service providers, and could in the future compete with other new entrant companies, including other MVNOs. In addition, users of wireless voice and data systems may find their communications needs satisfied by other current or developing technologies, such as WiFi, "hotspots" or trunk radio systems, which have the technical capability to handle mobile telephone calls. Our facilities-based wireless provider business would also compete with rivals for dealers and retail distribution outlets. There can be no assurance that current or future competitors will not provide services comparable or superior to those we would provide, or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, or introduce competing services. Any of these factors could adversely affect our ability to launch our facilities-based wireless business successfully and profitably. See also "— Risks Relating to our Industry — There can be no assurance that any 3G technology that we could in the future deploy will be competitive or compatible with other technologies" and "— Risks Relating to our Industry — If we become a facilities-based wireless provider, we will be subject to various governmental regulations that could adversely affect our wireless business."

        In our broadcasting and publishing operations, we compete for advertising revenue and viewers/readers. Competition for newspaper advertising revenue is largely based on readership, circulation, demographic composition of the market, price and content of the newspaper. Competition for readers is largely based on price, editorial content, quality of delivery service and availability of publications. Competition for advertising revenue and readers comes from local, regional and national newspapers, radio, broadcast and cable television, direct mail and other communications and advertising media that operate in our markets. In recent years, competition with online services and other new media technologies has also increased significantly. In addition, consolidation in the Canadian broadcasting, publishing and other media industries has increased significantly, and our competitors include market participants with interests in multiple industries and media, some of which have greater financial and other resources than we do.

        We may not be able to compete successfully in the future against existing or potential competitors, and increased competition could have a material adverse effect on our business, financial condition or results of operations.

We compete, and will continue to compete, with alternative technologies, and we may be required to invest a significant amount of capital to address continuing technological evolution and development.

        The media industry is experiencing rapid and significant technological changes, which has resulted in alternative means of program and content transmission. The continued growth of the Internet has presented alternative content distribution options that compete with traditional media. Furthermore, in each of our broadcasting markets, industry regulators have authorized DTH, microwave services and VDSL services and may authorize other alternative methods of transmitting television and other content with improved speed and quality. We may not be able to successfully compete with existing or newly developed alternative technologies, such as digital television over Internet Protocol connections (IPTV), or we may be required to acquire, develop or integrate new technologies ourselves. The cost of the acquisition, development or implementation of new technologies could be significant and our ability to fund such implementation may be limited and could have a material adverse effect on our ability to successfully compete in the future. Any such difficulty or inability to compete could have a material adverse effect on our business, financial condition or results of operations.

We are regularly required to make capital expenditures to remain technologically and economically competitive. We may not be able to obtain additional capital to continue the development of our business.

        Our cable business has required substantial capital for the upgrade, expansion and maintenance of our network and the launch and expansion of new or additional services and we expect we will in the future need to make additional capital expenditures to maintain and expand services such as Internet access, high definition television, or HDTV, and telephony services. Our strategy of maintaining a leadership position in the suite of products and services currently offered by us and launching new products and services requires capital investments in our network to support growth in our customer base and increases in bandwidth requirements. For that reason, we recently upgraded our networks in Quebec City and in the Central Region of Québec from a bandwidth of 480 MHz to 750 MHz or greater. With the completion of this project, approximately 96% of our network in Québec has been upgraded to a bandwidth of 750 MHz or greater. Also, in light of the greater availability of HDTV programming, the ever increasing speed of Internet access and increasing demand for our cable telephony service, we are currently considering a number of alternatives for how best to address increasing network capacity requirements resulting from higher demand for such advanced products and services. Pursuing one or more of these alternatives will require us to make substantial capital investments in our network in the coming years.

        In addition, in connection with the potential auction of 3G wireless telephony frequencies in Canada in early 2008, we have announced that, subject to certain conditions relating to both the conduct of the auction of 3G wireless telephony frequencies in Canada (including equitable competitive conditions in the conduct of the auction) and the post-auction implementation period, we would commit to invest, through Videotron, approximately $500.0 million to deploy a 3G network in Québec, and thereby become a facilities-based wireless provider, offering our Québec customers integrated mobile multimedia services. We currently would expect to deploy our wireless network over a three-year period. Any such investment would, in the future, also require significant ongoing capital expenditures for the maintenance, expansion and upgrade of the mobile wireless network.

        In the future, we may not be able to obtain the funds necessary to finance investments in respect of our capital improvement programs, new strategies and services or other capital expenditure requirements, whether through internally generated funds, additional borrowings or other sources. If we are unable to obtain these funds, we would not be able to implement our business strategies and effect capital expenditure required to maintain our leadership position, and our business, financial condition, results of operations and prospects could be materially adversely affected. Even if we are able to obtain adequate funding, the period of time required to upgrade our network could have a material adverse effect on our ability to successfully compete in the future.

We may not successfully implement our business and operating strategies.

        Our business strategies are based on leveraging an integrated platform of media assets. Our strategies include offering multi-platform advertising solutions, launching and deploying additional value-added products and services, pursuing cross-promotional opportunities, maintaining our advanced broadband network, pursuing enhanced content development to reduce costs, further integrating the operations of our operating subsidiaries, leveraging geographic clustering and maximizing customer satisfaction. Our ability to successfully implement these strategies could be adversely affected by a number of factors beyond our control, including operating difficulties, regulatory developments, general or local economic conditions, increased competition and the other factors described in this "Risk Factors" section. Any material failure to implement our strategies could have a material adverse effect on our reputation, business, financial condition, prospects or results of operations and on our ability to meet our obligations, including our ability to service our indebtedness.

We have grown rapidly and are seeking to continue our growth. This rapid growth presents significant strains on our management. If we do not effectively manage our growth, our financial results and operations could be adversely affected.

        We have experienced substantial growth in our business and have significantly expanded our operations in recent years. We have in the past and may in the future seek to make opportunistic or strategic acquisitions (such as our acquisition of Osprey Media) and further expand the types of businesses in which we participate under appropriate conditions. This growth has placed, and will continue to place, a significant demand on our management. We cannot assure you that we will be successful in either developing or fulfilling the objectives of any such acquisition. Such acquisitions and expansion may require us to incur significant costs or divert significant resources, and may limit our ability to pursue other strategic and business initiatives, which could have an adverse effect on our business, financial condition, prospects or results of operations. In addition, if we are not successful in managing and integrating any acquired businesses, or if we are required to incur significant or unforeseen costs, it could have a material adverse effect on our business, financial condition or results of operations.

We may not successfully integrate the operations of Osprey Media.

        Our ability to realize operating efficiencies in connection with our acquisition of Osprey Media through the sharing of management, production, printing and distribution will depend in part upon whether the operations of Osprey Media are integrated in an efficient and effective manner with our existing operations. Failure to successfully integrate, or significant delays in integrating, the business organizations could have an adverse effect on our results of operations and could result in the failure to achieve certain of the anticipated benefits from the acquisition. Furthermore, the integration of the business organizations may be more costly than anticipated and interfere with the activities or day-to-day operation of one or more of our businesses, which could have adverse effects on their operations.

Our financial performance could be materially adversely affected if we cannot continue to distribute a wide range of television programming on reasonable terms.

        The financial performance of our cable service business depends in large part on our ability to distribute a wide range of appealing, conveniently scheduled television programming at reasonable rates. We obtain television programming from suppliers pursuant to programming contracts. The quality and amount of television programming offered by us affect the attractiveness of our services to customers and, accordingly, the prices we can charge. We may be unable to maintain key programming contracts at commercially reasonable rates for television programming. Loss of programming contracts, or our inability to obtain programming at reasonable rates, or our inability to pass on rate increases to our customers could have a material adverse effect on our results of operations.

        In addition, our ability to attract and retain cable customers depends, to a certain extent, upon our capacity to offer quality content and a variety of programming choices and packages. If the number of specialty channels being offered decreases significantly or if the content offered on such channels does not receive audience acceptance, it may have a significant negative impact on revenues from our cable operations.

Our content may not attract large audiences, which may limit our ability to generate advertising and circulation revenue.

        Revenues from our broadcasting operations and publishing operations are derived from advertising and circulation revenues. Advertising and circulation revenues are largely dependent upon audience acceptance or readership, which is in large part a function of the content and quality offered, and is influenced by factors such as reviews by critics, promotions, quality and acceptance of other competing content in the marketplace, availability of alternative forms of entertainment, general economic conditions, public tastes generally and other intangible factors. In addition, the increase in narrowcast programming or specialty services in Canada has caused the conventional television audience to become increasingly fragmented. These factors continue to evolve rapidly and many are beyond our control. Lack of audience acceptance for our content or shrinking or fragmented audiences or readership could limit our ability to generate advertising and circulation revenue. If our television operations' ability to generate advertising revenue is limited, we may need to develop new or alternative financing sources in order to be able to continue providing attractive television programming for broad audiences. There can be no assurance that we would be able to develop any such new financing sources, and any such limitation of our ability to generate revenue together with an inability to generate new financing sources could have a material adverse effect on our business, financial condition and results of operations.

We may be adversely affected by variations in our costs, quality and variety of our television programming.

        The most significant cost in our broadcasting business is television programming. Our broadcasting operations may be exposed in the future to volatile or increased television programming costs which may adversely affect our operating results. To that effect, in a submission to the CRTC pursuant to Broadcasting Notice of Public Hearing CRTC 2006-5, dated June 12, 2006, and entitled "Review of certain aspects of the regulatory framework for over-the-air television," we have asked our regulator to lift the current obligations imposed on TVA to buy an earmarked percentage of programs from independent producers that are all members of a single union. In Public Notice 2007-53 of May 17, 2007, the CRTC has instead called upon TV licensees to provide draft, or signed, terms of trade agreements with independent producers as part of their license renewal applications to be filed at the end of 2007. The regulator intends to examine the role of independent production and come to a determination in the summer of 2008.

        Developments in cable, satellite, Internet, wireless and other forms of content distribution could also affect both the availability and the cost of programming and increase competition for advertising revenue. The production and distribution costs of television and other forms of entertainment may also increase in the future. Moreover, programs may be purchased for broadcasting two to three years in advance, making it difficult to predict how such programs will perform. In some instances, programs must be replaced before their costs have been fully amortized, resulting in accounting adjustments that would accelerate the recognition of expenses.

Our advertising revenue is subject to cyclical and seasonal variations, which may cause our results to vary. In addition, traditional television audiences are being fragmented.

        Some of our businesses are cyclical in nature and have experienced significant seasonality due to, among other things, seasonal advertising patterns and seasonal influences on people's viewing, reading and listening habits. Because we depend upon the sale of advertising for a significant portion of our revenue, our operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. In addition, because a significant portion of our revenue is derived from retail and auto-sector advertisers, which have historically been sensitive to general economic cycles, our business, financial condition or results of operations could be materially adversely affected by a downturn in the retail or automotive sectors. In addition, the traditional television audience has grown increasingly fragmented, due in part to the evolution of alternative content delivery sources, such as the Internet and electronic mobile devices. If the television market continues to fragment, our business, financial condition and results of operations could be materially adversely affected. See also "Regulation — Canadian Broadcast Programming (Off the Air and Thematic Television) — Advertising" elsewhere in this prospectus.

We provide our digital television, Internet access and telephony services through a single clustered network, which may be more vulnerable to widespread disruption.

        We provide our digital television, Internet access and telephony services through a primary headend and our analog television services through eight additional regional headends in our single clustered network. This characteristic means that a failure in our primary headend could prevent us from delivering some of our products and services throughout our network until we have resolved the failure, which may result in significant customer dissatisfaction. To reduce our risk, we completed the construction of a back-up primary headend.

We depend on third-party suppliers and providers for services and other items critical to our operations.

        We depend on third-party suppliers and providers for certain services and other items that are critical to our cable business and our telephony and wireless operations. These materials and services include set-top boxes, cable and telephony modems, servers and routers, fibre-optic cable, telephony switches, inter city links, support structures, software, the "backbone" telecommunications network for our Internet access and telephony service, and construction services for expansion and upgrades of our network. These services and equipment are available from a limited number of suppliers. If no supplier can provide us with the equipment or services that comply with evolving Internet and telecommunications standards or that are compatible with our other equipment and software, our business, financial condition and results of operations could be materially adversely affected. In addition, if we are unable to obtain critical equipment, software, services or other items on a timely basis and at an acceptable cost, our ability to offer our products and services and roll out our advanced services may be delayed, and our business, financial condition and results of operations could be materially adversely affected.

We are dependent upon our information technology systems and those of certain third-parties and the inability to enhance our systems or a security breach or disaster could have an adverse impact on our financial results and operations.

        The day-to-day operation of our business is highly dependent on information technology systems, including those of certain third-party suppliers. An inability to maintain and enhance our existing information technology systems or obtain new systems to accommodate additional customer growth or to support new products and services could have an adverse impact on our ability to acquire new subscribers, retain existing customers, produce accurate and timely billing, generate revenue growth and manage operating expenses, all of which could adversely impact our financial results and position. We use industry standard network and information technology security, survivability and disaster recovery practices.

Malicious and abusive Internet practices could impair our cable data services.

        Our cable data customers utilize our network to access the Internet and, as a consequence, we or they may become victim to common malicious and abusive Internet activities, such as unsolicited mass advertising (or spam) and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on our network and our customers, including degradation of service, excessive call volume to call centers and damage to our or our customers' equipment and data. Significant incidents could lead to customer dissatisfaction and, ultimately, loss of customers or revenue, in addition to increased costs to us to service our customers and protect our network. Any significant loss of cable data customers or revenue or significant increase in costs of serving those customers could adversely affect our growth, financial condition and results of operations.

We may not be able to protect our services from piracy, which may have a negative effect on our customer base and lead to a possible decline in revenues.

        In our cable, Internet access and telephony operations, we may not be able to protect our services from piracy. We may be unable to prevent unauthorized access to our analog and digital programming, as well as our Internet access services. We use encryption technology to protect our cable signals from unauthorized access and to control programming access based on subscription packages. We may not be able to develop or acquire adequate technology to prevent unauthorized access to our services, which may have a negative effect on our customer base and lead to a possible decline in our revenues.

We may be adversely affected by variations in the cost of newsprint. In addition, our operations are labour-intensive, resulting in a relatively high fixed-cost structure.

        Newsprint represents our largest raw material expense (amounting to $107.8 million in 2006, prior to our acquisition of Osprey Media). The newsprint industry is highly cyclical, and newsprint prices have historically experienced significant volatility caused by supply and demand imbalances. Changes in the price of newsprint could significantly affect the earnings of our publishing operations, and volatile or increased newsprint costs have in the past and may in the future affect our publishing operations and could have a material adverse effect on our financial condition and results of operations.

        We acquire substantially all of our newsprint from a single newsprint producer. Our supply agreement with this producer expired on December 31, 2006, although this producer has continued to supply newsprint to us on substantially the same terms while we negotiate the renewal of this supply agreement. There can be no assurance that we will be able to renew this agreement on terms as favorable or at all. If we are unable to renew this agreement, or if we are unable to otherwise source sufficient newsprint on terms acceptable to us, our costs could increase materially and our newspaper operations could be materially disrupted.

        In addition, Quebecor Media's operations are labour intensive and, as a result, have relatively high fixed-cost structure. During periods of economic contraction, revenue may decrease while certain costs remain fixed, resulting in decreased earnings.

We may be adversely affected by strikes and other labour protests.

        At September 30, 2007, approximately 38% of our 16,858 employees were represented by collective bargaining agreements. Through our subsidiaries, we are currently a party to 114 collective bargaining agreements:

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  Videotron is party to 5 collective bargaining agreements, representing approximately 2442 employees. Of these collective bargaining agreements, one (representing approximately 37 employees) will expire in December 2007. Two others, representing approximately 2225 employees, or 91% of Videotron's unionized employees, will expire in December 2009. The remaining two collective bargaining agreements, representing 180 employees, or 7% of Videotron's unionized workforce, will expire between December 2010 and August 2011;

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  Sun Media has 48 collective bargaining agreements, representing approximately 2,057 employees. Of these, 7 collective bargaining agreements, representing approximately 384 employees, or 19% of Sun Media's unionized workforce, have expired. Negotiations regarding these 7 collective bargaining agreements are either in progress or will be undertaken in 2007. The other 41 of Sun Media's collective bargaining agreements, representing approximately 1,673 employees, or 81% of its unionized workforce, are scheduled to expire on various dates between October 2007 and June 2010;

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  Osprey Media has 40 collective bargaining agreements, representing approximately 824 employees. Of these, 3 collective bargaining agreements, representing approximately 58 employees, or 7% of Osprey Media's unionized workforce, have expired. Negotiations regarding these 3 collective bargaining agreements are either in progress or will be undertaken in 2007. The other 37 of Osprey Media's collective bargaining agreements, representing approximately 766 employees, or 93% of its unionized workforce, are scheduled to expire on various dates between November 2007 and February 2011;

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  TVA Group is party to 15 collective bargaining agreements, representing approximately 835 employees. Of this number, 3 collective bargaining agreements, representing approximately 109 employees, or 13% of its unionized workforce, will expire by the end of December 2007. 8 of TVA Group's collective bargaining agreements, representing approximately 710 employees, or 85% of its unionized workforce, will expire between October 2008 and the end of December 2009. 4 of TVA Group's collective bargaining agreements, representing 16 employees, have expired and negotiations regarding these collective bargaining agreements are in progress; and

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  One of the remaining 6 collective bargaining agreements, representing approximately 39 or 13% of our unionized employees, expired in 2006. Negotiations regarding this agreement will be undertaken in 2007. The other 5 collective bargaining agreements, representing approximately 253 or 87% of our other unionized employees, will expire between the end of April 2009 and April 2010. Negotiations are currently in progress in respect of a new collective bargaining agreement representing approximately 46 employees.

        We have in the past experienced labour disputes which have disrupted our operations, resulted in damage to our network or our equipment and impaired our growth and operating results, including a current labour dispute affecting unionized pressroom, newsroom and office employees of Le Journal de Québec and, recently, a labour disruption involving the pressroom at Le Journal de Montréal between June 2006 and February 2007. We cannot predict the outcome of any current or future negotiations relating to labour disputes, union representation or the renewal of our collective bargaining agreements, nor can we assure you that we will not experience work stoppages, strikes, property damage or other forms of labour protests pending the outcome of any current or future negotiations. If our unionized workers engage in a strike or if there is any other form of work stoppage, we could experience a significant disruption of our operations, damages to our property and/or service interruption, which could adversely affect our business, assets, financial position and results of operations. Even if we do not experience strikes or other forms of labour protests, the outcome of labour negotiations could adversely affect our business and operating results.

We may be adversely affected by litigation and other claims.

        In the normal course, we are involved in various legal proceedings and other claims relating to the conduct of our business. For example, in July 2007, a motion to certify a class action was filed in the Province of Québec with respect to interruptions in our Internet service. Although, in the opinion of our management, the outcome of the class action and other litigation is not expected to have a material adverse effect on our results, liquidity or financial position, a negative outcome could have such an adverse effect. Moreover, the cost of defending against lawsuits and diversion of management's attention could be significant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Risks and Uncertainties — Contingencies."

We depend on key personnel.

        Our success depends to a large extent upon the continued services of our senior management and our ability to retain skilled employees. There is intense competition for qualified management and skilled employees, and our failure to recruit, retain and train such employees could have a material adverse effect on our business, financial condition or operating results. In addition, to manage growth effectively, we must maintain a high level of content quality, efficiency and performance and must continue to enhance our operational, financial and management systems, and attract, train, motivate and manage our employees. If we are not successful in these efforts, it may have a material adverse effect on our business, results of operations and financial condition.

We may be adversely affected by fluctuations of exchange rates.

        Most of our revenues and expenses are received or denominated in Canadian dollars. However, certain capital expenditures, such as the purchase of set-top boxes and cable modems, are paid in U.S. dollars. Also, a large portion of our debt is denominated in U.S. dollars, and interest, principal and premium, if any, thereon is payable in U.S. dollars. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar denominated debt into Canadian dollars. Consequently, our reported earnings and debt could fluctuate materially as a result of foreign exchange gains or losses. Although we have entered into transactions to hedge the exchange rate risk with respect to 100% of our U.S. dollar-denominated debt, these hedging transactions could, in certain instances, prove economically ineffective and may not be successful in protecting us against exchange rate fluctuations, or we may in the future be required to provide cash and other collateral to secure our obligations with respect to such hedging transactions.

        In addition, certain cross-currency interest rate swaps entered into by Quebecor Media and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then-fair value.

        The fair value of the derivative financial instruments are estimated using period-end market rates and reflect the amount Quebecor Media would receive or pay if the instruments were closed out at those dates. At September 30, 2007, the net aggregate fair market value of the derivative financial instruments was negative $665.8 million.

        Certain of the commodities we consume in our daily operations are traded on commodities exchanges or are negotiated on their respective markets in U.S. dollars, and, therefore, although we pay our suppliers in Canadian dollars, the prices we pay for such commodities may be affected by fluctuations in the exchange rate. We have entered into or may in the future enter into transactions to hedge the exchange rate risk related to the prices of some of those commodities. However, fluctuations of the exchange rate for the portion of our commodities purchases that are not hedged could affect the prices we pay for such commodities and could have an adverse effect on our results of operations.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our ability to operate our business, our financial results and investors' view of us.

        Ensuring that we have adequate internal financial and accounting controls and procedures in place to help ensure that we can produce accurate financial statements on a timely basis is an effort that needs to be re-evaluated frequently. We are in the process of documenting, reviewing and, if appropriate, improving our internal controls and procedures in connection with the application of Section 404 of the Sarbanes-Oxley Act, which, as of this fiscal year, will require annual management assessments of the effectiveness of our internal controls over financial reporting. Beginning in 2008, our independent auditors will be required to provide an accompanying auditor's report on our internal controls over financial reporting. We may, during testing, identify material weaknesses or significant deficiencies in our internal controls over financial reporting requiring remediation, or areas for further attention or improvement. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could impair our ability to operate our business. In addition, investors' perceptions that our internal controls are inadequate or subject to material weaknesses or significant deficiencies, or that we are unable to produce accurate financial statements may adversely affect the price of our notes.

Risks Relating to our Industry

We are subject to extensive government regulation. Changes in government regulation could adversely affect our business, financial condition or results of operations.

        Broadcasting operations in Canada are subject to extensive government regulation. Regulations govern the issuance, amendment, renewal, transfer, suspension, revocation and ownership of broadcast programming and distribution licenses. With respect to distribution, regulations govern, among other things, the distribution of Canadian and non-Canadian programming services and the maximum fees to be charged to the public in certain circumstances. In addition, there are significant restrictions on the ability of non-Canadian entities to own or control broadcasting licenses in Canada. These are further detailed under "Regulation" elsewhere in this prospectus.

        Our broadcasting distribution and telecommunications operations (including Internet access service) are regulated respectively by the Broadcasting Act (Canada) and the Telecommunications Act (Canada) and regulations thereunder. The CRTC which administers the Broadcasting Act and the Telecommunications Act, has the power to grant, amend, suspend, revoke and renew broadcasting licenses, approve certain changes in corporate ownership and control, and make regulations and policies in accordance with the Broadcasting Act and the Telecommunications Act, subject to certain directions from the Federal Cabinet. We are also subject to technical requirements and performance standards under the Radiocommunication Act (Canada) administered by Industry Canada. Furthermore, the Federal Government had introduced a bill to the previous session of Parliament which would permit the Competition Bureau, under the Competition Act (Canada), to fine, up to $15 million, telecommunications companies that do not comply with this law. We do not know whether this bill will be re-introduced in the current session of Parliament or whether it will become law.

        The introduction of competition in the broadcast distribution field could have a material adverse effect on this segment of our business. Diversification of broadcast distribution to include two-way and interactive broadcast and telecommunications services has been undertaken prior to the introduction of competition in order to develop new markets.

        At the present time, the CRTC, through an exemption order, does not regulate the content of the Internet or interactive television and does not regulate broadcast distribution via the Internet. However, the CRTC has a policy of reviewing any of its exemption orders every five to seven years.

        On April 13, 2007, in response to consolidation in the Canadian broadcasting industry, the CRTC launched a public proceeding (Broadcasting Notice of Public Hearing CRTC 2007-5) to review various issues relating to the ownership of Canadian broadcasting companies and other issues related to the diversity of voices in Canada. As part of the review, the CRTC will examine issues relating to, among other things, concentration of ownership, common ownership of broadcasting distribution undertakings, cross-media ownership, vertical integration and the CRTC's relationship with the Competition Bureau. A hearing occurred in mid-September 2007 and the CRTC has requested final written comments on specific issues to be submitted by early October 2007. The outcome of that proceeding cannot be predicted and may have an adverse impact on our business and implementation of our corporate strategies.

        On July 5, 2007, the CRTC announced a review of the regulatory frameworks for broadcasting distribution undertakings and discretionary programming services (Broadcasting Notice of Public Hearing CRTC 2007-10). As part of this review, the CRTC is considering reducing the amount of regulation for broadcasting distribution undertakings and discretionary programming services to the minimum essential to achieve the objectives under the Broadcasting Act, relying instead on market forces wherever possible. Whether any changes, and if so what changes, to either regulatory framework will arise from this review cannot be predicted with certainty.

        Changes to the regulations and policies governing broadcast television, specialty program services and program distribution through cable or alternate means, the introduction of new regulations, policies or terms of license or change in the treatment of the tax deductibility of advertising expenditures could have a material adverse effect on our business, financial condition or results of operations. For example, the Supreme Court of Canada decided in April 2002 that the Radiocommunication Act (Canada) covers and prohibits both the "black market" reception of satellite television signals (i.e., the unauthorized decoding of Canadian and foreign encrypted satellite signals) and the "grey market" reception of satellite television signals (i.e., the reception of foreign signals through subscriptions in Canada paid to foreign satellite television providers), but expressly did not rule on the question of the constitutionality of the legislative prohibition against grey market reception. On October 28, 2004, a Québec court of first instance held that the provisions of the Radiocommunication Act (Canada), which prohibited grey market reception of satellite signals, violated the principle of freedom of expression guaranteed by the Canadian Charter of Rights and Freedoms and were therefore invalid. The Québec court suspended its declaration of invalidity for a one-year period starting on the date of the judgment. The Government of Canada filed an appeal of the decision in order to attempt to render the prohibition of grey market reception valid under the Canadian Charter of Rights and Freedoms. On March 31, 2005, the Québec Superior Court overturned the earlier ruling of unconstitutionality on the basis that the first instance judge erred in ruling on the constitutionality of the prohibition against grey market reception in that case as it involved black market reception. On September 26, 2006, the Québec Court of Appeal upheld the lower court's decision.

        On December 18, 2006, the federal government issued a policy direction to the CRTC which requires the CRTC now take a more market-based approach to implementing the Telecommunications Act. This policy direction applies prospectively to the wide-variety of telecommunications-related regulatory issues that the CRTC handles. Application of this policy could result in future material changes to telecommunications regulation.

        On April 6, 2006, the CRTC issued its framework for the forbearance from regulation of local telephone services offered by the ILECs. On April 4, 2007, in response to a petition filed by Bell Canada and the other ILECs, the Governor in Council issued an order varying this framework. The order eliminated forthwith all restrictions on local telephone winback and promotional activities in all geographic markets, and further established a local forbearance framework whereby: (i) residential local exchange services and business local exchange services are in different relevant markets; (ii) the relevant geographic market for local forbearance analysis is the telephone exchange; and (iii) the incumbent carrier must demonstrate that a competitor presence test has been satisfied, in addition to satisfying certain criteria related to the availability and quality of provision of services to competitors, before forbearance can be sought in any given market. For residential services, the competitor presence test requires the existence of two independent facilities-based service providers, other than the incumbent, each of which is capable of serving 75% of the lines in the exchange, and one of which is a fixed-line provider. In business markets, the competitor presence test requires the existence of one independent facilities-based fixed-line service provider, other than the incumbent, capable of serving 75% of the lines in the exchange.

        As described more fully under the heading "Regulation — Canadian Broadcast Distribution (Cable Television) — Licensing of Canadian Broadcasting Distribution Undertakings," the CRTC approved, in August and September 2007, the applications of a number of ILECs for forbearance from regulation of residential and business local exchange services affecting a large portion of the market in which Videotron operates. These rulings allow ILECs the right to adjust their prices for local exchange services in the approved exchanges without the need for CRTC approval. Such price flexibility by our ILEC competitors for local exchange services could have an adverse impact on our ability to compete successfully with them in the local telephony market.

        For a more complete description of the regulatory environment affecting our business, see the section of this prospectus entitled "Regulation."

The CRTC may not renew our existing distribution licenses or grant us new licenses on acceptable terms, or at all.

        Our CRTC distribution licenses must be renewed from time to time, typically every seven years, and cannot be transferred without regulatory approval.

        While CRTC regulations and policies do not require CRTC approval before a broadcaster purchases an unregulated media entity, such as a newspaper, the CRTC may consider the issue of our cross-media ownership at license renewal proceedings, and may also consider the issue in deciding whether to grant new licenses to us. The CRTC further has the power to prevent or address the emergence of undue competitive advantage on behalf of one licensee where it is found to exist.

        The CRTC may require us to take measures which could have a material adverse effect on the integration of our assets, our employees and our ability to realize certain of the anticipated benefits of our acquisitions. Our inability to renew any of our licenses or acquire new interests or licenses on acceptable terms, or at all, could have a material adverse effect on our business, financial condition or results of operations.

We are required to provide third-party Internet service providers with access to our cable systems, which may result in increased competition.

        The four largest cable operators in Canada, including Videotron, have been required by the CRTC to provide third-party Internet service providers with access to their cable systems at mandated wholesale rates. The CRTC has approved cost-based rates for our third-party Internet access service at all existing service speeds. The CRTC has further directed us to file, at the same time we offer any new retail Internet service speed in the future, proposed revisions to our TPIA tariff to include this new speed offering. Several third-party Internet service providers are now interconnected to our cable network and so providing retail Internet access services to the general public.

        The CRTC also requires the large cable carriers, such as us, to allow third party Internet service providers to provide voice or telephony applications in addition to retail Internet access services.

        As a result of these requirements, we may experience increased competition for retail cable Internet and residential telephony customers. In addition, because our third-party Internet access rates are regulated by the CRTC, we could be limited in our ability to recover our costs associated with providing this access.

        On November 9, 2006, the CRTC initiated a proceeding to review the regulatory framework for wholesale services. A decision in this proceeding is expected in the summer 2008, and could have a significant impact on Videotron's obligations in relation to the provision of third party Internet services.

We may have to support increasing costs in securing access to support structures needed for our network.

        We require access to the support structures of hydro electric and telephone utilities and to municipal rights of way to deploy our cable network. Where access cannot be secured, we may apply to the CRTC to obtain a right of access under the Telecommunications Act (Canada).

        In July 2006, we secured our access to support structures of the largest hydro-electric company operating in Québec (Hydro-Québec) by ratifying a Pole Agreement which will be ending in December 2010. We have also concluded or expect to conclude similar arrangements with a number of smaller hydro-electric companies.

We are subject to a variety of environmental laws and regulations.

        We are subject to a variety of environmental laws and regulations. Certain of our operations are subject to federal, provincial, state and municipal laws and regulations concerning, among other things, emissions to the air, water and sewer discharges, handling and disposal of hazardous materials, wastes, recycling, or otherwise relating to the protection of the environment. In addition, laws and regulations relating to workplace safety and worker health, which, among other things regulate employee exposure to hazardous substances in the workplace, also govern our operations. Failure to comply with present or future laws or regulations could result in substantial liability to us. Environmental laws and regulations and their interpretation have changed rapidly in recent years and may continue to do so in the future. Our properties, as well as areas surrounding those properties, particularly those in areas of long-term industrial use, may have had historic uses, or may have current uses, in the case of surrounding properties, which may affect our properties and require further study or remedial measures. We are not currently planning any material study or remedial measure, and none has been required by regulatory authorities. However, we cannot provide assurance that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, that a material environmental condition does not otherwise exist as to any such property, or that expenditure will not be required to deal with known or unknown contamination.

There can be no assurance that any 3G technology that we could in the future deploy will be competitive or compatible with other technologies.

        We have announced that, subject to certain conditions relating to both the potential auction of 3G wireless telephony frequencies in Canada (including equitable competitive conditions in the conduct of the auction) and the post-auction implementation period, we would commit to invest, through Videotron, approximately $500.0 million to build a 3G network in Québec with the latest technologies, and thereby become a facilities-based wireless provider. Our conditions may not be met and we may not be granted spectrum. However, if our conditions are met and we are awarded spectrum, we currently expect to deploy our wireless network over a three-year period. We can provide no assurance that, if we were to pursue a facilities-based wireless strategy, that these steps would be completed in the time frame or at the cost anticipated. Our 3G technology network would rely, in many instances, on new and unproven technology. As with any new technology, there is a risk that the new technology may not perform as expected and we may be unable to deliver next generation services in a cost-effective manner. In addition, there are currently various 3G wireless network standards and competing technologies that are being developed and implemented in both Canada and other parts of the world. None of the competing technologies is directly compatible with the others. If the 3G technology that gains the most widespread acceptance is not compatible with a network that we may in the future develop, competing services based on such alternative technology may be preferable to subscribers. The occurrence of any of these circumstances could adversely affect the competitiveness or profitability of a future wireless business, which could materially adversely affect our business, results of operations and financial condition.

If we become a facilities-based wireless provider, we will be subject to various governmental regulations that could adversely affect our wireless business.

        In late 2004, the final report on the National Tower Policy Review regarding the build-out of cellular network towers in Canada was published. The report recommends various steps that could be taken to increase the amount of public consultation before wireless carriers are permitted to build cellular network towers. In June 2007, Industry Canada released a new antenna tower policy that reflects certain of the report's recommendations, including land-use authority and public consultation regarding proposed tower installations or modifications. These procedures could make it more costly for us to pursue a strategy of building a 3G network in Québec and could lead to delays in acquiring new sites for cellular towers.

        The licensing, construction and operation of wireless communications systems in Canada are subject to the licensing requirements and oversight of Industry Canada. In addition, various aspects of wireless communications operations, including the ability of wireless providers to enter into interconnection agreements with traditional wireline telephone companies, are subject to regulation by the CRTC. The government agencies having jurisdiction over any wireless business that we may develop could adopt regulations or take other actions that could adversely affect our wireless business and operations, including actions that could increase competition or that could increase our costs.

Risks Relating to the Exchange Offer and the Notes

If you do not properly tender your old notes, you will not receive new Notes in the exchange offer, and you may not be able to sell your old notes.

        We registered the Notes, but not the old notes, under the Securities Act. We will only issue Notes in exchange for old notes that are timely received by the exchange agent, together with all required documents, including a properly completed and duly signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the old notes, and you should carefully follow the instructions on how to tender your old notes.

        Neither we nor the exchange agent is required to tell you of any defects or irregularities with respect to your tender of the old notes. If you do not tender your old notes or if we do not accept your old notes because you did not tender your old notes properly, then, after we consummate the exchange offer, you will continue to hold old notes that are subject to the existing transfer restrictions. In general, you may not offer or sell the old notes unless they are registered under the Securities Act or offered or sold in a transaction exempt from, or not subject to, the registration requirements of the Securities Act and applicable state securities laws.

        Although we may in the future seek to acquire unexchanged old notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise, we have no present plans to acquire any unexchanged old notes or to file with the SEC a shelf registration statement to permit resales of any unexchanged old notes. In addition, and except for initial purchasers or holders of old notes who are prohibited by applicable law or SEC policy from participating in the exchange offer or who may not resell the Notes acquired in the exchange offer without delivering a prospectus and this prospectus is not appropriate or available for such resales, holders who do not tender their old notes will not have any further registration rights and will not have the right to receive special interest on their old notes.

The market for the old notes may be significantly more limited after the exchange offer.

        Because we anticipate that most holders of old notes will elect to exchange their old notes, we expect that the liquidity of the market for any old notes remaining after the completion of the exchange offer may be substantially limited. Any old notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount of the old notes outstanding. Accordingly, the liquidity of the market for any old notes could be adversely affected and you may be unable to sell them. The extent of the market for the old notes and the availability of price quotations would depend on a number of factors, including the number of holders of old notes remaining outstanding and the interest of securities firms in maintaining a market in the old notes. An issue of securities with a smaller number of units available for trading may command a lower, and more volatile, price than would a comparable issue of securities with a larger number of units available for trading. Therefore, the market price for the old notes that are not exchanged may be lower and more volatile as a result of the reduction in the aggregate principal amount of the old notes outstanding.

We have substantial debt and significant interest payment requirements which could adversely affect our financial condition and therefore make it more difficult to fulfill our obligations, including our obligations under the Notes.

        We currently have a substantial amount of debt and significant interest payment requirements. As of September 30, 2007, on a pro forma basis after giving effect to the offering of the old notes and the use of proceeds therefrom, we had $3.1 billion of consolidated long-term debt. Our substantial indebtedness could have significant consequences, including the following:

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  require us to dedicate a substantial portion of our cash flow from continuing operations to make interest and principal payments on our indebtedness, reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes;

  •
  limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate;

  •
  place us at a competitive disadvantage compared to our competitors that have less debt or greater financial resources; and

  •
  limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds on commercially reasonable terms, if at all.

        Although we are leveraged, the respective indentures governing our outstanding Senior Notes, the old notes and the Notes offered hereby, as well as our existing credit facilities, permit us to incur substantial additional indebtedness in the future, including up to an additional $100.0 million that we may borrow under our revolving credit facility. We are also permitted to borrow up to a further $350.0 million under our existing credit facilities. See "Description of Certain Indebtedness" elsewhere in this prospectus, as well as notes 4, 15 and 22 of our audited consolidated financial statements included elsewhere in this prospectus. If we or our subsidiaries incur additional debt, the risks we now face as a result of our leverage could intensify.

Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities.

        Our senior secured credit facilities and the respective indentures governing our existing Senior Notes, the old notes and the Notes offered hereby contain a number of restrictive covenants that restrict our ability to, among other things:

  •
  borrow money or sell preferred stock;

  •
  issue guarantees of debt;

  •
  make certain types of investments;

  •
  pay dividends and make other restricted payments;

  •
  create or permit certain liens;

  •
  use the proceeds from sales of assets and subsidiary stock;

  •
  enter into asset sales;

  •
  create or permit restrictions on the ability of our restricted subsidiaries, if any, to pay dividends or make other distributions;

  •
  engage in certain transactions with affiliates; and

  •
  enter into mergers, consolidations and transfers of all or substantially all of our assets.

        If we are unable to comply with these covenants and are unable to obtain waivers from our lenders, we would be unable to make additional borrowings under our credit facilities, our indebtedness under these agreements would be in default and could, if not cured or waived, result in an acceleration of our debt and cause cross-defaults under our other debt, including the old notes and the Notes. If our indebtedness is accelerated, we may not be able to repay our indebtedness or borrow sufficient funds to refinance it. In addition, if we incur additional debt in the future, we may be subject to additional covenants, which may be more restrictive than those that we are subject to now. Even if we are able to comply with all applicable covenants, the restrictions on our ability to manage our business in our sole discretion could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us.

We are a holding company and depend on our subsidiaries to generate sufficient cash flow to meet our debt service obligations, including payments on the old notes and the Notes.

        We are a holding company and a substantial portion of our assets is the capital stock of our subsidiaries. As a holding company, we conduct substantially all of our business through our subsidiaries, which generate substantially all of our revenues. Consequently, our cash flow and ability to service our debt obligations, including the old notes and the Notes, are dependent upon the earnings of our subsidiaries and the distribution of those earnings to us, or upon loans, advances or other payments made by these entities to us. The ability of these entities to pay dividends or make other loans, advances or payments to us will depend upon their operating results and will be subject to applicable laws and contractual restrictions contained in the instruments governing their debt. Each of Vidéotron and Sun Media has outstanding issuances of notes and existing credit facilities that limit the ability of each to distribute cash to us.

        The ability of our subsidiaries to generate sufficient cash flow from continuing operations to allow us to make scheduled payments on our debt obligations, including the old notes and the Notes, will depend on their future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our or their control. We cannot assure you that the cash flow and earnings of our operating subsidiaries and the amount that they are able to distribute to us as dividends or otherwise do not generate sufficient cash flow from continuing operations to satisfy our debt obligations, including payments on the old notes and the Notes, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any such alternative refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, that additional financing could be obtained on acceptable terms, if at all, or that additional financing would be permitted under the terms of our various debt instruments then in effect. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations, as well as on our ability to satisfy our obligations on the old notes and the Notes.

We may need to refinance certain of our indebtedness. Our inability to do so on favorable terms, or at all, could have a material adverse effect on us.

        We may need to refinance certain of our existing debt instruments at their term. Our ability to obtain additional financing to repay our existing debt at maturity will depend upon a number of factors, including prevailing market conditions and our operating performance. There can be no assurance that the terms and conditions of such additional financing will be favorable to us or that any such financing will be available at all.

The old notes and the Notes will be structurally subordinated to the debt and liabilities of our subsidiaries.

        The old notes are not, and the Notes will not be, guaranteed by any of our subsidiaries. As a result, the old notes and the Notes are structurally subordinated to all of the debt and other liabilities of our subsidiaries, including trade creditors. As at September 30, 2007, after giving effect to our acquisition of Osprey Media and to the offering of the old notes, our subsidiaries accounted for approximately 99% of our consolidated assets and, after giving effect to the use of the proceeds of the issuance of the old notes, the Notes are junior in right of payment to approximately $2.7 billion of debt, other liabilities and bank indebtedness of our subsidiaries, excluding intercompany liabilities. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries or joint venture interests, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of our subsidiaries before any assets are made available for distribution to us.

Although the old notes and the Notes are referred to as "senior notes," they will be effectively subordinated to our secured indebtedness.

        The old notes and the Notes are unsecured and therefore are effectively subordinated to any secured indebtedness that we have incurred, or may in the future incur, to the extent of the assets securing such indebtedness. In the event of a bankruptcy or similar proceeding, the assets that serve as collateral for any secured indebtedness will be available to satisfy the obligations under the secured indebtedness before any payments are made on the old notes or the Notes. The old notes and the Notes are effectively subordinated to any borrowings under our existing senior secured credit facilities. As of September 30, 2007, on a pro forma basis, after giving effect to the use of the proceeds of the issuance of the old notes, we, excluding our subsidiaries, had approximately $515.2 million of senior secured indebtedness. In addition, our senior secured credit facilities permit us to incur substantial additional indebtedness in the future, including up to an additional $100.0 million that we may borrow under the revolving credit facility. Our existing credit facilities also permit us to borrow an additional $350.0 million. See "Description of Certain Indebtedness" elsewhere in this prospectus.

There is no public market for the Notes.

        There is currently no established trading market for the old notes and the Notes and we do not intend to apply for listing of the old notes or the Notes on any securities exchange or on any automated dealer quotation system. We have been advised by the initial purchasers of the old notes that they presently intend to make a market in the Notes but they are under no obligation to do so, and any such market-making may be discontinued at any time without notice, at the sole discretion of the initial purchasers. Accordingly, no assurance can be given as to the prices or liquidity of, or trading markets for, the Notes. The liquidity of any market for the Notes will depend upon the number of holders of the Notes, the interest of securities dealers in making a market in the Notes, prevailing interest rates, the market for similar securities and other factors, including general economic conditions and the financial condition and performance of, and prospects for us. The absence of an active market for the Notes could adversely affect the market price and liquidity of the Notes.

        In addition, the market for non-investment grade debt has historically been subject to disruptions that caused volatility in prices. It is possible that the market for the Notes will be subject to disruptions. Any such disruptions may have a negative effect on your ability to sell the Notes regardless of our prospects and financial performance.

We may not be able to finance an offer to purchase the Notes as required by the indenture following a change of control because we may not have sufficient funds at the time of the change of control or our credit facilities may not allow the repurchases.

        If we experience a change of control, as that term is defined under "Description of the Notes — Offers to Repurchase at the Option of Holders — Change of Control," or if we or our subsidiaries dispose of significant assets under circumstances described under "Description of the Notes — Offers to Repurchase at the Option of Holders — Asset Sales," we may be required to make an offer to repurchase all of your Notes prior to maturity. We cannot assure you that we will have sufficient funds or be able to arrange for additional financing to repurchase the Notes following such change of control or asset sale. There is no sinking fund with respect to the Notes.

        In addition, under our credit facilities, a change of control would be an event of default. Any future credit agreement or other agreements relating to our senior indebtedness to which we become a party may contain similar provisions. Similarly, our failure to purchase the Notes upon a change of control would, pursuant to the terms of the respective indentures governing our outstanding Senior Notes and the Notes, constitute an event of default under the indentures. Any such default could in turn constitute an event of default under future senior indebtedness, any of which may cause the related debt to be accelerated after the expiry of any applicable notice or grace periods. If debt were to be accelerated, we may not have sufficient funds to repurchase the Notes and repay the debt.

Canadian bankruptcy and insolvency laws may impair the trustee's ability to enforce remedies under the Notes.

        The rights of the trustee who represents the holders of the Notes to enforce remedies could be delayed by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to us. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies' Creditors Arrangement Act (Canada) contain provisions enabling an insolvent person to obtain a stay of proceedings against its creditors and to file a proposal to be voted on by the various classes of its affected creditors. A restructuring proposal, if accepted by the requisite majorities of each affected class of creditors, and if approved by the relevant Canadian court, would be binding on all creditors within each affected class, including those creditors that did not vote to accept the proposal. Moreover, this legislation, in certain instances, permits the insolvent debtor to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument, during the period that the stay against proceedings remains in place.

        The powers of the court under the Bankruptcy and Insolvency Act (Canada) and particularly under the Companies' Creditors Arrangement Act (Canada) have been interpreted and exercised broadly so as to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, we cannot predict whether payments under the Notes would be made during any proceedings in bankruptcy, insolvency or other restructuring, whether or when the trustee could exercise its rights under the indenture governing the Notes or whether and to what extent holders of the Notes would be compensated for any delays in payment, if any, of principal, interest and costs, including the fees and disbursements of the trustee.

If a bankruptcy petition were filed by or against us, holders of the old notes or the Notes may receive a lesser amount for their claim than they would have been entitled to receive under the indenture governing the old notes and the Notes.

        If a bankruptcy petition were filed by or against us under the U.S. Bankruptcy Code, the claim by any holder of the old notes or Notes for the principal amount of the old notes or Notes may be limited to an amount equal to the sum of:

  •
  the original issue price for the old notes or the Notes; and

  •
  that portion of the original issue discount that does not constitute "unmatured interest" for purposes of the U.S. Bankruptcy Code.

        Any original issue discount that was not amortized as of the date of the bankruptcy filing would constitute unmatured interest. Accordingly, holders of the old notes and the Notes under these circumstances may receive a lesser amount than they would be entitled to under the terms of the indenture governing the old notes and the Notes, even if sufficient funds are available.

Non-U.S. holders of the Notes are subject to restrictions on the resale of Notes.

        We sold the old notes in reliance on exemptions from applicable Canadian provincial securities laws and the laws of other jurisdictions where the old notes were offered and sold, and therefore the old notes may be transferred and resold only in compliance with the laws of those jurisdictions to the extent applicable to the transaction, the transferor and/or the transferee. Although we registered the Notes under the Securities Act, we did not, and we do not intend to, qualify the Notes by prospectus in Canada, and, accordingly, the Notes will remain subject to restrictions on resale in Canada. In addition, non-U.S. holders will remain subject to restrictions imposed by the jurisdiction in which the holder is resident. See "The Exchange Offer — Resale of the Notes."

U.S. investors in the Notes may have difficulties enforcing civil liabilities.

        We are incorporated under the laws of the Province of Québec. Substantially all of our directors, controlling persons and officers, as well as certain of the experts named in this prospectus, are residents of Canada, and all or a substantial portion of their assets and substantially all of our assets are located outside the United States. We have agreed, in accordance with the terms of the indenture governing the old notes and the Notes, to accept service of process in any suit, action or proceeding with respect to the indenture or the Notes brought in any federal or state court located in New York City by an agent designated for such purpose, and to submit to the jurisdiction of such courts in connection with such suits, actions or proceedings. However, it may be difficult for holders of old notes or Notes to effect service of process upon us or such persons within the United States or to enforce against us or them in the United States, judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal or state securities laws or other laws of the United States. In addition, there is doubt as to the enforceability in Canada of liabilities predicated solely upon U.S. federal or state securities law against us and our directors, controlling persons and officers and the experts named in this prospectus who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements with respect to our financial condition, results of operations, business and certain of our plans and objectives. These forward-looking statements are made pursuant to the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as "may," "will," "expect," "continue," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "seek" or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

  •
  general economic, financial or market conditions;

  •
  the intensity of competitive activity in the industries in which we operate, including competition from alternative means of programs and content transmission;

  •
  unanticipated higher capital spending required to address continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of our business;

  •
  our ability to implement successfully our business and operating strategies and manage our growth and expansion;

  •
  our ability to continue to distribute a wide range of television programming and to attract large audiences and readership;

  •
  variations in the cost, quality and variety of our television programming;

  •
  cyclical and seasonal variations in our advertising revenue;

  •
  disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

  •
  labour disputes or strikes;

  •
  changes in our ability to obtain services and equipment critical to our operations;

  •
  changes in laws and regulations, or in their interpretations, which could result in, among other things, the loss (or reduction in value) of our licenses or markets or in an increase in competition, compliance costs or capital expenditures;

  •
  our substantial indebtedness and the restrictions on our business imposed by the terms of our debt; and

  •
  interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.

        We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in this prospectus, including under "Risk Factors." Each of these forward-looking statements speaks only as of the date of this prospectus. We disclaim any obligation to update these statements unless applicable securities laws require us to do so.

USE OF PROCEEDS

        We will not receive any cash proceeds from the exchange offer. Because we are exchanging the Notes for the old notes, which have substantially identical terms, the issuance of the Notes will not result in any increase in our indebtedness. The exchange offer is intended to satisfy our obligations under the registration rights agreement. The old notes were issued on October 5, 2007, at a discount, and the net proceeds to us from the offering of the old notes, including accrued interest from June 15, 2007, after deducting the fees payable to the initial purchasers and the expenses of the offering, were approximately US$661.9 million, or Cdn$661.2 million (using the exchange rate under the hedging contract that we used to hedge the foreign currency risk on the net proceeds of the issuance of the old notes, which was US$1.00 = $0.9990).

        We applied the proceeds from the offering of the old notes, together with liquidity available to us, to (i) repay the senior bridge credit facility that we entered into to fund our acquisition of Osprey Media, (ii) repay the Sun Media Term Loan B and settle related cross-currency and interest rate swaps, and (iii) pay the fees and expenses related to the offering of the old notes.

CAPITALIZATION

        The following table presents our cash and cash equivalents and capitalization as at September 30, 2007 (i) on an actual basis, and (ii) pro forma as adjusted for and after giving effect to (a) the completion of this issuance of US$700.0 million aggregate principal amount of notes at a price of 93.75%, including accrued interest from June 15, 2007 and (b) the application of the net proceeds, after fees and expenses. This table is presented and should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus and with the information under the captions "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Certain Indebtedness."

	As at September 30, 2007
	Actual	Pro forma as adjusted
	(in millions; unaudited)
Cash and cash equivalents	$72.2	$39.7

Long-term debt, including current portion:
Quebecor Media
Revolving credit facility	$—	$—
Term Loan A	106.3	106.3
Term Loan B	343.0	343.0
Printing presses credit facility	65.9	65.9
Existing 7 3/4% Senior Notes due 2016	522.2	522.2
Senior Bridge credit facility	420.00	—
Notes offered on October 5, 2007(1)	—	655.6
Videotron
Revolving credit facility	160.5	160.5
6 7/8% Senior Notes due 2014	655.5	655.5
6 3/8% Senior Notes due 2015	173.4	173.4
Sun Media
Revolving credit facility	—	—
Term Loan B	178.7	—
Term Loan C	39.0	39.0
7 5/8% Senior Notes due 2013	201.7	201.7
Osprey Media
Term facility	133.3	133.3
Revolving credit facility	27.0	27.0
Other long-term debt
TVA Group credit facility	70.5	70.5

Sub-total long-term debt(2)	3,097.0	3,153.9
Change in fair value related to hedged interest rate risks	(47.3)	(47.3)
Adjustment related to embedded derivatives	10.8	10.8
Financing fees, net of amortization(3)	(30.1)	(36.2)

Total long term-debt, including current portion	3,030.4	3,081.2
Total shareholders' equity(4)	2,372.6	2,371.6

Total capitalization	$5,403.0	$5,452.8

(1)
Reflects net proceeds from the issuance of US$700.0 million aggregate principal amount of notes, at a price of 93.75%, converted to Canadian dollars using an exchange rate of US$1.00=$0.9990, which is the exchange rate under the hedging contract that we used to hedge the foreign currency risk on the net proceeds from the issuance of the old notes.

(2)
Does not include the carrying value and fair value of net liabilities related to derivative financial instruments (including cross-currency and interest rate swap agreements), of $665.8 million at September 30, 2007 (including the $98.4 million carrying value of the swaps used to hedge Sun Media's Term Loan B, which were settled in connection with the repayment of the Sun Media Term Loan B).

(3)
As adjusted to give effect to the removal of $4.9 million in connection with the repayment of Sun Media's Term Loan B and the Company's Senior Bridge Credit Facility, as well as estimated financing fees of $11.0 million related to the issuance of the old notes.

(4)
Reflects a net loss of $1.0 million on the repayment of Sun Media's Term Loan B.

SELECTED CONSOLIDATED FINANCIAL DATA

        You should read the following selected consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

        The following tables present financial information derived from our consolidated financial statements.

        Our audited consolidated financial statements included in this prospectus are comprised of consolidated balance sheets as at December 31, 2005 and 2006 and the consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements have been audited by KPMG LLP, an independent registered public accounting firm. KPMG LLP's report on these audited consolidated financial statements is included in this prospectus. The consolidated balance sheet data as at December 31, 2002, 2003 and 2004 and the consolidated statements of income and cash flow data for the years ended December 31, 2002 and 2003 have been derived from our audited consolidated financial statements not included in this prospectus.

        The consolidated balance sheet data as at September 30, 2007 and the consolidated income statement and cash flow data for the nine-month periods ended September 30, 2006 and 2007 are derived from our unaudited interim consolidated financial statements at such date and for such periods included in this prospectus. In the opinion of management, our unaudited interim consolidated financial statements for the nine months ended September 30, 2006 and 2007 include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial results for such periods. Interim results are not necessarily indicative of the results which may be expected for any other interim period or for a full year. Our historical results are not necessarily indicative of our future financial condition or results of operations.

        Our financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see note 26 to our audited consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 and note 17 to our unaudited consolidated financial statements for the nine months ended September 30, 2006 and 2007 included elsewhere in this prospectus.

CANADIAN GAAP DATA

	Years Ended December 31,					Nine Months Ended September 30,
	2002(1)	2003(1)	2004(1)	2005(1)	2006(1)	2006	2007(2)
						(unaudited)
	(in millions, except ratio)
STATEMENT OF INCOME DATA:
Revenues
Cable	$843.1	$862.8	$937.6	$1,080.3	$1,309.5	$946.6	$1,125.3
Newspapers	831.6	845.9	888.1	915.6	928.2	681.5	721.6
Broadcasting	323.4	340.9	358.0	401.4	393.3	273.4	291.4
Leisure and Entertainment	206.3	205.0	241.7	255.4	315.8	210.7	226.4
Interactive Technologies and Communication	49.9	44.8	51.9	65.1	73.9	53.9	61.9
Internet/Portals	26.8	28.2	34.5	50.0	64.9	30.0	34.6
Head Office and inter-segment	(28.1)	(29.5)	(49.4)	(64.9)	(74.7)	(41.7)	(60.2)

	2,253.0	2,298.1	2,462.4	2,702.9	3,010.9	2,154.4	2,401.0
Cost of sales, selling and administrative expenses	(1,680.6)	(1,686.3)	(1,765.2)	(1,969.3)	(2,208.1)	(1,593.1)	(1,724.3)
Amortization	(224.6)	(226.6)	(225.9)	(231.9)	(260.7)	(192.4)	(214.5)
Financial expenses	(323.4)	(300.1)	(314.6)	(285.3)	(224.6)	(167.0)	(167.8)
Reserve for restructuring of operations, impairment of assets and other special charges	(36.9)	(1.8)	(2.8)	0.2	(18.9)	(9.4)	(15.1)
Gain (loss) on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary	—	144.1	(4.8)	(60.0)	(342.6)	(342.1)	—
Gain (loss) on sale of businesses and other assets	3.6	(1.1)	9.3	0.1	2.2	1.0	0.4
Impairment of goodwill and intangible assets	(178.1)	(0.5)	—	—	(180.0)	—	—
Income taxes	(4.4)	12.5	(37.4)	(44.0)	52.6	82.3	(59.2)
Non-controlling interest	(30.5)	(34.6)	(31.7)	(16.2)	(0.4)	(7.2)	(11.0)
(Loss) income from discontinued operations	(7.9)	0.2	(1.1)	—	(0.1)	0.9	5.2

Net (loss) income	$(229.8)	$203.9	$88.2	$96.5	$(169.7)	$(72.6)	$214.7

OTHER FINANCIAL DATA AND RATIO:
Operating income(3)	$572.4	$611.8	$697.2	$733.6	$802.8	$561.3	$676.7
Additions to property, plant and equipment	135.8	131.2	181.1	319.8	435.5	327.3	300.4
Comprehensive (loss) income(2)						(72.4)	230.4
Ratio of earnings to fixed charges(4)	—	1.7x	1.5x	1.5x	—	—	2.6x

	At December 31,					At September 30,
	2002	2003	2004	2005	2006	2007
						(unaudited)
	(in millions)
BALANCE SHEET DATA:
Cash and cash equivalents	$188.3	$103.6	$108.8	$97.4	$34.1	$72.2
Total assets	6,742.8	6,610.6	6,509.2	6,675.5	6,583.9	7,364.3
Total debt	3,506.6	2,756.8	2,548.8	2,533.2	2,796.1	3,030.4
Capital stock	1,341.8	1,773.7	1,773.7	1,773.7	1,752.4	1,752.4
Shareholders' equity	1,751.9	2,395.0	2,459.9	2,450.1	2,237.0	2,372.6
Cash dividends declared	—	—	20.0	105.0	23.7	45.0

U.S. GAAP DATA

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007(2)
	(restated)(1)(5)	(restated)(1)(5)	(restated)(1)(5)	(restated)(6)
				(unaudited)
	(in millions, except ratio)
STATEMENT OF INCOME DATA:
Revenues
Cable	$946.9	$1,086.5	$1,312.2	$944.2	$1,124.8
Newspapers	888.1	915.6	928.2	681.5	721.6
Broadcasting	358.0	401.4	393.3	273.4	291.4
Leisure and Entertainment	241.7	255.4	315.8	210.7	226.4
Interactive Technologies and Communications	51.9	65.1	73.9	53.9	61.9
Internet/Portals	34.5	50.0	64.9	30.0	34.6
Head Office and inter-segment	(49.4)	(64.9)	(74.7)	(41.7)	(60.2)

	2,471.7	2,709.1	3,013.6	2,152.0	2,400.5
Cost of sales, selling and administrative expenses	(1,764.3)	(1,973.5)	(2,216.9)	(1,592.5)	(1,727.2)
Amortization	(225.7)	(229.6)	(257.9)	(190.4)	(212.3)
Financial expenses	(322.2)	(304.0)	(220.0)	(160.3)	(167.0)
Reserve for restructuring of operations, impairment of assets and other special charges	(2.8)	0.2	(18.9)	(9.4)	(15.1)
Loss on debt refinancing	(4.8)	(48.5)	(275.7)	(275.2)	—
Gain on sales of businesses and other assets	9.3	1.6	2.2	1.0	0.4
Impairment of goodwill and intangible assets	—	—	(180.0)	—	—
Income taxes	(43.4)	(8.1)	12.2	45.3	(75.4)
Non-controlling interest	(35.1)	(18.4)	(1.3)	(7.9)	(9.5)
(Loss) income from discontinued operations	(0.8)	—	(0.1)	0.9	5.2

Net income (loss)	$81.9	$128.8	$(142.8)	$(36.5)	$199.6

OTHER FINANCIAL DATA AND RATIO:
Operating income(3)	$707.4	$735.6	$796.7	$559.5	$673.3
Additions to property, plant and equipment	181.1	319.8	435.5	327.3	300.4
Comprehensive (loss) income	(25.5)	160.0	(56.4)	33.6	224.7
Ratio of earnings to fixed charges(4)	1.5x	1.5x	—	—	2.6x

	At December 31,			At September 30,
	2004	2005	2006	2007
	(restated)(4)	(restated)(4)	(restated)(4)
				(unaudited)
	(in millions)
BALANCE SHEET DATA:
Cash and cash equivalents	$108.8	$97.4	$34.1	$72.2
Total assets	6,480.1	6,664.1	6,533.4	7,363.3
Long-term debt	2,529.0	2,501.1	2,766.3	3,053.3
Capital stock	1,773.7	1,773.7	1,752.4	1,752.4
Shareholders' equity	2,204.3	2,275.2	2,155.3	2,334.6
Cash dividends declared	20.0	105.0	23.7	45.0

(1)
On June 30, 2007, we completed the sale of Progisia Informatique ("Progisia"), the information technology consulting division of Canoe. The results of Progisia are classified and disclosed as "Income from Discontinued Operations" in the unaudited interim consolidated financial statements for the nine-month periods ended September 30, 2006 and 2007 included elsewhere in this prospectus, in the related "Summary

  Consolidated Financial Data" and "Selected Consolidated Financial Data" for the nine-month periods ended September 30, 2006 and 2007. However, results from Progisia for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 were not reclassified as "Income from discontinued operations" as the impact is not material.

(2)
Effective January 1, 2007, the Company adopted new financial instruments, hedges and comprehensive income standards pursuant to Canadian GAAP (see note 2 to our unaudited consolidated financial statements for the nine months ended September 30, 2006 and 2007 included elsewhere in this prospectus).

(3)
Quebecor Media defines operating income, as reconciled to net (loss) income under Canadian GAAP, as net (loss) income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, gain (loss) on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary, gain (loss) on sales of businesses and other assets, impairment of goodwill and intangible assets, income taxes, non-controlling interest and (loss) income from discontinued operations. Quebecor Media defines operating income, as reconciled to net income (loss) under U.S. GAAP, as net income (loss) before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, loss on debt refinancing, gain on sales of businesses and other assets, impairment of goodwill and intangible assets, income taxes, non-controlling interest and (loss) income from discontinued operations. Operating income as defined above is not a measure of results that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Our parent company, Quebecor Inc., considers the media segment as a whole and uses operating income in order to assess the performance of its investment in Quebecor Media. Our management and Board of Directors use this measure in evaluating Quebecor Media's consolidated results as well as results of Quebecor Media's operating segments. As such, this measure eliminates the significant level of non-cash depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of Quebecor Media and of its segments. Operating income is also relevant because it is a significant component of Quebecor Media's annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in Quebecor Media's segments. Quebecor Media uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income may not be the same as similarly titled measures reported by other companies.

  The following table provides a reconciliation under Canadian GAAP of operating income to net (loss) income as disclosed in our financial statements:

	Years Ended December 31,					Nine Months Ended September 30,
	2002(1)	2003(1)	2004(1)	2005(1)	2006(1)	2006	2007(2)
Reconciliation of operating income to net (loss) income (Canadian GAAP)						(unaudited)
	(in millions of Canadian dollars)
Operating income
Cable	$262.8	$289.7	$363.8	$413.3	$512.5	$372.7	$467.0
Newspapers	219.4	224.8	227.8	222.2	207.6	144.1	149.5
Broadcasting	78.9	81.5	80.5	53.0	42.1	23.2	36.6
Leisure and Entertainment	14.5	14.7	22.7	27.0	19.3	9.3	16.7
Interactive Technologies and Communications	1.5	1.1	2.3	3.9	7.5	4.2	2.8
Internet/Portals	(2.6)	3.1	4.5	10.5	13.3	8.6	4.1
Head office	(2.1)	(3.1)	(4.4)	3.7	0.5	(0.8)	0.2

	572.4	611.8	697.2	733.6	802.8	561.3	676.7
Amortization	(224.6)	(226.6)	(225.9)	(231.9)	(260.7)	(192.4)	(214.5)
Financial expenses	(323.4)	(300.1)	(314.6)	(285.3)	(224.6)	(167.0)	(167.8)
Reserve for restructuring of operations, impairment of assets and other special charges	(36.9)	(1.8)	(2.8)	0.2	(18.9)	(9.4)	(15.1)
Gain (loss) on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary	—	144.1	(4.8)	(60.0)	(342.6)	(342.1)	—
Gain (loss) on sale of businesses and other assets	3.6	(1.1)	9.3	0.1	2.2	1.0	0.4
Impairment of goodwill and intangible assets	(178.1)	(0.5)	—	—	(180.0)	—	—
Income taxes	(4.4)	12.5	(37.4)	(44.0)	52.6	82.3	(59.2)
Non-controlling interest	(30.5)	(34.6)	(31.7)	(16.2)	(0.4)	(7.2)	(11.0)
(Loss) income from discontinued operations	(7.9)	0.2	(1.1)	—	(0.1)	0.9	5.2

Net (loss) income	$(229.8)	$203.9	$88.2	$96.5	$(169.7)	$(72.6)	$214.7

  The following table provides a reconciliation under U.S. GAAP of operating income to net income (loss) as disclosed in our financial statements:

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(restated)(1)(5)	(restated)(1)(5)	(restated)(1)(5)	(restated)(6)
Reconciliation of operating income to net income (loss) (U.S. GAAP)				(unaudited)
	(in millions of Canadian dollars)
Operating Income
Cable	$362.2	$411.4	$508.8	$370.3	$464.8
Newspapers	232.4	221.6	206.9	144.2	149.0
Broadcasting	87.5	58.3	43.4	23.7	38.5
Leisure and Entertainment	22.9	26.2	19.3	9.3	16.6
Interactive Technologies and Communications	2.3	3.9	7.5	4.2	2.8
Internet/Portals	4.5	10.5	13.3	8.6	4.1
Head office	(4.4)	3.7	(2.5)	(0.8)	(2.5)

	707.4	735.6	796.7	559.5	673.3
Amortization	(225.7)	(229.6)	(257.9)	(190.4)	(212.3)
Financial expenses	(322.2)	(304.0)	(220.0)	(160.3)	(167.0)
Reserve for restructuring of operations, impairment of assets and other special charges	(2.8)	0.2	(18.9)	(9.4)	(15.1)
Loss on debt refinancing	(4.8)	(48.5)	(275.7)	(275.2)	—
Gain on sale of businesses and other assets	9.3	1.6	2.2	1.0	0.4
Impairment of goodwill and intangible assets	—	—	(180.0)	—	—
Income taxes	(43.4)	(8.1)	12.2	45.3	(75.4)
Non-controlling interest	(35.1)	(18.4)	(1.3)	(7.9)	(9.5)
(Loss) income from discontinued operations	(0.8)	—	(0.1)	0.9	5.2

Net income (loss)	$81.9	$128.8	$(142.8)	$(36.5)	$199.6

(4)
For the purpose of calculating the ratio of earnings to fixed charges, (i) earnings consist of net income (loss) plus non-controlling interest in subsidiary, income taxes, fixed charges, amortized capitalized interest, less interest capitalized and (ii) fixed charges consist of interest expensed and capitalized, plus amortized premiums, discounts and capitalized expenses relating to indebtedness and an estimate of the interest within rental expense. For the years ended December 31, 2002 and 2006 and for the nine-month period ended September 30, 2006, earnings, as calculated under Canadian GAAP, were inadequate to cover our fixed charges, and the coverage deficiency was $209.2 million, $231.1 million and $153.7 million, respectively. For the year ended December 31, 2006 and for the nine-month period ended September 30, 2006, earnings, as calculated under U.S. GAAP, were inadequate to cover our fixed charges, and the coverage deficiency was $162.9 million and $79.9 million, respectively.

(5)
See note 26 to our audited consolidated financial statements included elsewhere in this prospectus.

(6)
See note 17 to our unaudited consolidated financial statements for the nine months ended September 30, 2006 and 2007 included elsewhere in this prospectus.

QUEBECOR MEDIA

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

        The unaudited pro forma condensed combined financial information and explanatory notes are presented to give the pro forma effect to the following transactions:

  •
  The acquisition by Quebecor Media of all outstanding units of Osprey Media in August 2007 for total cash consideration, excluding assumed debt, of $414.8 million (including transaction costs estimated at $0.4 million). The consideration was paid on August 8, 2007.

  •
  The assumption of Osprey Media debt, which amounted to $165.6 million as of the date of the acquisition.

  •
  The issuance on October 5, 2007 of US$700.0 million aggregate principal amount of Senior Notes, at a discount price of 93.75% for net estimated proceeds of $672.2 million, including accrued interest of $16.6 million, and the payments of estimated transaction fees and expenses of $11.0 million.

  •
  The use of the proceeds of the issuance of the old notes to (i) repay in full on October 9, 2007 the $420.0 million of advances under the Senior Bridge Credit Facility entered into by Quebecor Media to finance the acquisition of Osprey Media and (ii) to repay the Sun Media Term Loan B and settle related hedging contracts on October 31, 2007 for a total cash consideration of $277.8 million.

        The unaudited pro forma combined statements of income were prepared to reflect the transactions set forth above as if they had occurred on January 1, 2006 and the unaudited pro forma combined balance sheet gives effect to the issuance of the old notes, including the use of proceeds, as if it had occurred on September 30, 2007. The pro forma adjustments are based on available information and assumptions that management believes are reasonable.

        The unaudited pro forma combined financial information is provided for informational purposes only. The pro forma information is not necessarily indicative of what the company's financial position or results of operations actually would have been had the transactions set forth above in fact occurred at the dates indicated above. In addition, the unaudited pro forma combined financial information does not purport to project the combined company's future financial position or operating results. In this regard, the reader should note that this unaudited pro forma condensed combined financial information does not give effect to (i) any integration costs that may be incurred as a result of the transactions set forth above, (ii) synergies, rationalizations, operating efficiencies and cost savings that may result from the transactions set forth above or (iii) benefits expected to be derived from the company's growth initiatives. The pro forma condensed combined statements of income disclose income (loss) from continuing operations before non-recurring charges or credits directly attributable to the transactions. Nonrecurring charges or credits and related tax effects which result directly from the acquisition of Osprey Media will be included in the income of Quebecor Media within the twelve months succeeding the transaction. Such charges or credits were not considered in the pro forma condensed combined statements of income.

        Quebecor Media and Osprey Media prepare their consolidated financial statements in accordance with Canadian GAAP, and provide a reconciliation to U.S. GAAP financial information. The pro forma combined financial information herein is prepared in accordance with Canadian GAAP and has been reconciled to U.S. GAAP.

QUEBECOR MEDIA

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of September 30, 2007
(in millions)

	Historical Quebecor Media (a)	Pro forma adjustments — issuance of Notes and uses of proceeds (d), (e)	Pro forma, as adjusted under Canadian GAAP	U.S. GAAP adjustments (a)(b)	Pro forma, as adjusted under U.S. GAAP
Assets
Current assets
Cash and cash equivalents	72.2	(32.5)	39.7		39.7
Temporary investments	0.2		0.2		0.2
Accounts receivable	448.8		448.8		448.8
Income taxes	8.9		8.9		8.9
Amounts receivable from parent company and companies under common control	1.3		1.3		1.3
Inventories and investments in televisual products and movies	171.8		171.8		171.8
Prepaid expenses	40.1		40.1		40.1
Future income taxes	144.0		144.0		144.0

	887.3	(32.5)	854.8		854.8
Property, plant and equipment	1,964.5		1,964.5		1,964.5
Future income taxes	62.0		62.0	2.7	64.7
Other assets	271.6		271.6	0.1	271.7
Goodwill	4,178.9		4,178.9	(3.8)	4,175.1

	7,364.3	(32.5)	7,331.8	(1.0)	7,330.8

Liabilities and Shareholders' Equity
Current liabilities
Bank indebtedness	4.9		4.9		4.9
Accounts payable and accrued charges	609.9	16.6	626.5		626.5
Deferred revenue	196.3		196.3		196.3
Income taxes	6.7		6.7	7.9	14.6
Current portion of long-term debt	26.3		26.3		26.3

	844.1	16.6	860.7	7.9	868.6
Long-term debt	3,004.1	50.8	3,054.9	22.9	3,077.8
Derivative financial instruments	666.6	(98.4)	568.2		568.2
Other liabilities	82.2		82.2	49.2	131.4
Future income taxes	246.7	(0.5)	246.2	(36.8)	209.4
Non-controlling interest	148.0		148.0	(6.2)	141.8
Shareholders' Equity
Capital stock	1,752.4		1,752.4		1,752.4
Contributed surplus	3,217.2		3,217.2	178.0	3,395.2
Deficit	(2,576.1)	(1.0)	(2,577.1)	(189.9)	(2,767.0)
Accumulated other comprehensive loss	(20.9)		(20.9)	(26.1)	(47.0)

	2,372.6	(1.0)	2,371.6	(38.0)	2,333.6

	7,364.3	(32.5)	7,331.8	(1.0)	7,330.8

See accompanying notes to unaudited pro forma condensed combined financial information.

QUEBECOR MEDIA

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

Year ended December 31, 2006
(in millions)

	Historical Quebecor Media (a)	Historical Osprey Media (b), (c)	Pro forma adjustments — Osprey Media (c), (f)	Pro forma as adjusted — acquisition of Osprey Media	Pro forma adjustments — issuance of Notes (d), (e), (f)	Pro forma as adjusted under Canadian GAAP	U.S. GAAP adjustments (a), (b)	Pro forma as adjusted under U.S. GAAP
Revenues	3,010.9	229.7		3,240.6		3,240.6	2.7	3,243.3
Cost of sales and selling and administrative expenses	2,208.1	178.0		2,386.1		2,386.1	8.8	2,394.9
Amortization	260.7	24.4		285.1		285.1	(2.8)	282.3
Financial expenses	224.6	9.1		233.7	39.6	273.3	(4.6)	268.7
Reserve for restructuring of operations and other special charges	18.9	1.4		20.3		20.3		20.3
Loss on debt refinancing	342.6			342.6		342.6	(66.9)	275.7
Gain on sale of businesses and other assets	(2.2)	(8.6)		(10.8)		(10.8)		(10.8)
Impairment of goodwill and intangible assets	180.0	170.0	(170.0)	180.0		180.0		180.0

Loss before income taxes and non-controlling interest	(221.8)	(144.6)	170.0	(196.4)	(39.6)	(236.0)	68.2	(167.8)
Income taxes	(52.6)	(31.1)	39.5	(44.2)	(12.3)	(56.5)	40.4	(16.1)

	(169.2)	(113.5)	130.5	(152.2)	(27.3)	(179.5)	27.8	(151.7)
Non-controlling interest	(0.4)			(0.4)		(0.4)	(0.9)	(1.3)

Loss from continuing operations	(169.6)	(113.5)	130.5	(152.6)	(27.3)	(179.9)	26.9	(153.0)

See accompanying notes to unaudited pro forma condensed combined financial information.

QUEBECOR MEDIA

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

Nine-month period ended September 30, 2007
(in millions)

	Historical Quebecor Media (a)	Historical Osprey Media (b), (c)	Pro forma adjustments — Osprey Media (c)	Pro forma as adjusted — acquisition of Osprey Media	Pro forma adjustments — issuance of Notes (d), (e), (f)	Pro forma, as adjusted	U.S. GAAP adjustments (a), (b)	Pro forma as adjusted under U.S. GAAP
Revenues	2,401.0	132.6		2,533.6		2,533.6	(0.5)	2,533.1
Cost of sales and selling and administrative expenses	1,724.3	101.0		1,825.3		1,825.3	2.9	1,828.2
Amortization	214.5	12.6		227.1		227.1	(2.2)	224.9
Financial expenses	167.8	5.4		173.2	25.7	198.9	(0.8)	198.1
Reserve for restructuring of operations and other special charges	15.1	7.1		22.2		22.2		22.2
Other	(0.4)			(0.4)		(0.4)		(0.4)

Income before income taxes and non-controlling interest	279.7	6.5		286.2	(25.7)	260.5	(0.4)	260.1
Income taxes	59.2	14.2	(12.1)	61.3	(8.0)	53.3	16.2	69.5

	220.5	(7.7)	12.1	224.9	(17.7)	207.2	(16.6)	190.6
Non-controlling interest	(11.0)			(11.0)		(11.0)	1.5	(9.5)

Net (loss) income from continuing operations	209.5	(7.7)	12.1	213.9	(17.7)	196.2	(15.1)	181.1

See accompanying notes to unaudited pro forma condensed combined financial information.

QUEBECOR MEDIA

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Year Ended December 31, 2006
Nine-Month Period Ended September 30, 2007
(Unaudited)

        The unaudited pro forma combined financial information gives effect to the following assumptions and adjustments:

(a)
Historical Quebecor Media

  The historical statements of income for the year ended December 31, 2006 and for the nine-month period ended September 30, 2007, as well as the historical balance sheet as of September 30, 2007, are derived from the Canadian GAAP audited consolidated financial statements of Quebecor Media for the year ended December 31, 2006 and the unaudited consolidated financial statements of Quebecor Media for the nine-month period ended September 30, 2007, in each case included elsewhere in this offering memorandum. These Canadian GAAP consolidated financial statements provide a reconciliation note to the U.S. GAAP net income (loss) for the year ended December 31, 2006 and the nine-month period ended September 30, 2007, as well as to the U.S. GAAP balance sheet as of September 30, 2007. For the purposes of the pro forma financial information, the statements of income and the balance sheets were adjusted to include all material U.S. GAAP reconciliation items in a separate column entitled "U.S. GAAP adjustments".

(b)
Historical Osprey Media

  The historical statements of income for the year ended December 31, 2006 are derived from the Canadian GAAP audited consolidated financial statements of Osprey Media for the year ended December 31, 2006, included elsewhere in this offering memorandum. The historical statements of income for the seven-month period ended August 2, 2007 are derived from the Canadian GAAP unaudited consolidated financial statements of Osprey Media for the seven-month period ended August 2, 2007. For the purposes of the pro forma financial information, the statements of income and the balance sheets were adjusted to include all material U.S. GAAP reconciliation items in a separate column entitled "U.S. GAAP adjustments."

(c)
Acquisition of the equity of Osprey Media for a total cash consideration of $414.8 million (including transactions fees estimated at $0.4 million) in August 2007

  In August 2007, this acquisition was accounted for by the purchase method. The purchase price allocation is preliminary and should be finalized as soon as the Company's management has gathered all the significant information believed to be available and considered necessary. The Company is currently in the process of reviewing Osprey Media Income Fund's operations and developing its plan of integration measures. No adjustments have been made for such measures. On the basis of the preliminary purchase price allocation, no pro forma adjustment was required for the amortization of intangibles assets.

  Statements of income for the year ended December 31, 2006.

  The goodwill write-down of $170.0 million recognized by Osprey Media in 2006 was reversed in order to reflect the new basis for calculation of goodwill as per the preliminary purchase price allocation.

(d)
The issuance at discount of the new Senior Notes in an aggregate principal amount of US$700 million

  Balance sheet as of September 30, 2007

  The Senior Notes of US$700 million in aggregate principal were issued at a discount price of 93.75% for net estimated proceeds of $672.2 million, including accrued interest of $16.6 million, before transaction fees and expenses of $11.0 million. The Company has fully hedged the foreign currency risk associated with the new Senior Notes by using cross-currency interest rate swaps, under which the net proceeds received and all future payments have been set in Canadian dollars at an exchange rate of US$1.00 = $0.9990. Accordingly, the net proceeds of this issuance were converted at this exchange rate.

  Statements of income for the year ended December 31, 2006 and for the nine-month period ended September 30, 2007

  Pro forma adjustments were recorded to increase financial expenses by $58.8 million for the year ended December 31, 2006 and by $44.2 million for the nine-month period ended September 30, 2007.

(e)
The repayment in full of the $420.0 million of advances under of the Senior Bridge Credit Facility and the repayment of Sun Media Term Loan B and settlement of its related hedging contracts.

  Balance sheet as of September 30, 2007

  The following repayments of debts and termination of hedging contracts were considered as of September 30, 2007:

	Repayments	Carrying value
	(in millions)
Senior Bridge Facility	$415.9	$415.9
Sun Media Term Loan B	171.8	177.9

	587.7	593.8
Termination of hedging contracts	106.0	98.4

	$693.7	$692.2

  The repayment of the advances under the Senior Bridge Facility is net of a $4.1 million reimbursement of transaction fees paid to enter into this facility.

  The repayments resulted in a pro forma net loss on refinancing in the amount of $1.0 million (net of $0.5 million of income taxes) representing the excess of the consideration paid, including disbursements for unwinding hedging contracts, over the carrying value of the debts and related hedging contracts, including the write-off of financing costs. This loss was not reflected in the pro forma statements of income.

  Statements of income for the year ended December 31, 2006 and for the nine-month period ended September 30, 2007

  The financial expenses were reduced by $19.2 million during the year ended December 31, 2006 and by $18.5 million during the nine-month period ended September 30, 2007.

(f)
Income taxes

  Statements of income for the year ended December 31, 2006 and for the nine-month period ended September 30, 2007

  On January 3, 2006, Osprey Media completed the reorganization of its subsidiaries and its operations were no longer subject to income taxes as at that date accordingly to legislation for income trust applicable at that time. However a future income tax liability was recorded on the balance sheet of Osprey Media as of August 2, 2007 based on the new taxation legislation for income trusts under which Osprey Media would be subject to tax beginning in 2011. In addition, as a result of the acquisition by the Company, the underlying operations of Osprey Media are now subject to income taxes as part of the Company corporate income as of the date of acquisition.

  Consequently, the elimination of the $31.1 million net future income tax liability balance recorded by Osprey Media Income Fund during the year ended December 31, 2006 as part of the reorganization of its subsidiaries was reversed and the income tax charge of $14.2 million recorded by Osprey Media during the seven-month period ended August 2, 2007 to reflect the new taxation legislation was also reversed.

  An increase of income taxes by $8.4 million and by $2.1 million on Osprey Media income were recorded, respectively, during the year ended December 31, 2006 and during the nine-month period ended September 30, 2007 to reflect Osprey Media as a taxable entity since January 1, 2006 for purposes of the pro forma information.

  Finally, further adjustments represent the tax impact of all the above pro forma adjustments to the statements of income and resulted in a decrease of income taxes by $12.3 million and $8.0 million for the year ended December 31, 2006 and the nine-month period ended September 30, 2007, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis provides information concerning our operating results and financial condition. This discussion should be read in conjunction with our consolidated financial statements and accompanying notes included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ from U.S. GAAP in certain respects. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, and the extent to which these differences affect our consolidated financial statements, see note 26 to our audited consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 and note 17 to our unaudited interim consolidated financial statements for the nine months ended September 30, 2006 and 2007 included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements, which are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements."

Overview

        Quebecor Media is one of Canada's leading media companies, with activities in cable distribution, business and residential telecommunications, newspaper publishing, television broadcasting, book, magazine and video retailing, publishing and distribution, music recording, production and distribution, and new media services. Through its operating subsidiaries, Quebecor Media holds leading positions in the creation, promotion and distribution of news, entertainment and Internet-related services that are designed to appeal to audiences in every demographic category. Quebecor Media continues to pursue a convergence strategy to capture synergies among its portfolio of media properties.

        Quebecor Media's operating subsidiaries' primary sources of revenues include: subscriptions for cable television, Internet access and telephony services; newspaper advertising and distribution; television broadcasting advertising and distribution; book and magazine publishing and distribution; retailing, distribution (traditional distribution and digital download) and production of music products (compact discs, or CDs, digital video discs, or DVDs, musical instruments, and music recording); rental and sale of videocassettes and DVDs; and internet/portal services. Its broad portfolio of media assets includes businesses that have historically tended to provide stable revenues with relatively low sensitivity to general economic conditions, such as cable television, and businesses that have tended to be more cyclical and sensitive to economic conditions and fluctuations, such as newspaper publishing. While some of Quebecor Media's businesses are relatively stable or mature, it continues to develop, acquire or take advantage of capabilities and assets with growth potential, such as cable telephony service and digital cable.

        Quebecor Media's principal direct costs consist of television programming costs, including royalties, Internet bandwidth and transportation costs, newsprint and publishing costs, and set-top box and modem costs. Major components of its operating expenses include salaries and benefits, subcontracting costs, advertising, and regulatory expenses.

Trend Information

        Some of Quebecor Media's businesses are cyclical in nature. They are dependent on advertising and, in the Newspapers segment in particular, circulation sales. Operating results are therefore sensitive to prevailing economic conditions, especially in Ontario, Québec and Alberta. In the Newspapers segment, circulation, measured in terms of copies sold, has been generally declining in the industry over the past few years. Also, in the newspaper segment, the traditional run of press advertising market for major multi-market retailers has been declining over the past several years due to consolidation in the retail industry combined with a shift in marketing strategy toward other media.

        Furthermore, competition continues to be intense in the cable and alternative multichannel broadcast distribution industry and in the broadcasting and newspaper industries. In addition, Sun Media continues to expand its Internet presence through joint initiatives with other Quebecor Media affiliates in order to develop new revenue streams. Sun Media will continue to seek opportunities to grow its business by leveraging its existing brands.

        Changes in the price of newsprint can have a significant effect on the newspaper segment's operating results as newsprint is its principal expense besides wages and benefits and represented approximately 15.0% ($107.8 million) of operating expenses, excluding restructuring charges and depreciation and amortization, in 2006. The newsprint industry is highly cyclical, and newsprint prices have historically experienced significant volatility. The newspaper segment manages the effects of newsprint price increases through a combination of, among other things, waste management, technology improvements, web width reduction, inventory management, and by controlling the mix of editorial versus advertising content. To obtain more favorable newsprint pricing, Sun Media was party to a newsprint supply agreement which provided for a discount to market prices and certain volume discounts for purchases above certain thresholds. This supply agreement expired on December 31, 2006, although the supplier has continued to supply newsprint to the newspaper segment on substantially the same terms while the renewal of the agreement is being negotiated. There can be no assurance that Sun Media will be able to renew this agreement on terms as favorable or at all.

        The television industry is going through a period of dramatic change. The audience is fragmenting as viewing habits shift not only towards specialty channels but also new exhibition windows such as the Internet and Video on Demand. Audience fragmentation has prompted many advertisers to review their strategies. The Broadcasting segment is taking steps to adjust to the profound changes occurring in its industry so as to maintain its leadership position and offer audiences and advertisers alike the best available content, when they want and on the media they want.

        In addition, Quebecor Media's business has experienced, and is expected to continue to experience significant fluctuations in operating results due to, among other things, seasonal advertising patterns and seasonal influences on reading and viewing habits.

Segments

        Quebecor Media's subsidiaries operate in the following business segments: Cable, Newspapers, Broadcasting, Leisure and Entertainment, Interactive Technologies and Communications, and Internet/Portals.

Cable segment

        Videotron is the largest cable operator in Québec and the third-largest in Canada, based on number of customers. Its state-of-the-art network passes close to 2.5 million homes and serves approximately 1.8 million customers. At September 30, 2007, Videotron had approximately 1.6 million cable television customers, including 720,306 subscribers to its digital television service. Videotron is also involved in interactive multimedia development and is an Internet Service Provider ("ISP"), with 908,982 subscribers to its cable modem and dial-up Internet access services and 573,826 subscribers to its cable telephony service. At the same date, Videotron had activated 38,739 wireless telephone lines under its MVNO offering, which was rolled-out throughout the Province of Québec beginning in August 2006. Videotron also includes Videotron Business Solutions, a full-service business telecommunications provider which offers telephone, high-speed data transmission, Internet access, hosting and cable television services, and Le SuperClub Vidéotron, a DVD, video cassette and video game sales and rentals chain.

Newspapers segment

        Sun Media Corporation is the largest newspaper publisher in Québec based on total paid and unpaid circulation. Sun Media Corporation is also the second largest newspaper publisher in Canada, with a 20.9% market share in terms of weekly paid circulation as of March 31, 2007, according to statistics published by the Canadian Newspaper Association, or "CNA." With our acquisition of Osprey Media, we are, through our Sun Media and Osprey Media operating subsidiaries, the largest newspaper publisher in Québec and in Canada, based on total paid and unpaid circulation. See "Business — Newspapers — Acquisition of Osprey Media" elsewhere in this prospectus. Sun Media Corporation publishes 17 paid daily newspapers and serves eight of the top ten urban markets in Canada. Each of Sun Media Corporation's eight urban daily newspapers ranks either first or second in its market in terms of paid circulation. Sun Media Corporation also publishes 195 weekly newspapers, weekly shopping guides and agricultural and other specialty publications, including seven free daily commuter publications, 24 Hours in Toronto, Vancouver 24 Hours, 24 Heures in Montreal, 24 Hours in Ottawa and 24 Heures in Ottawa-

Gatineau. In addition, Sun Media Corporation launched 24 Hours Calgary and 24 Hours Edmonton in February 2007. The combined weekly paid circulation of Sun Media Corporation's daily newspapers, as of September 30, 2007, was approximately 6.4 million copies, according to internal statistics. Sun Media Corporation is also engaged in the distribution of newspapers and magazines. In addition, it offers commercial printing and related services to other publishers through its national printing and production platform. Sun Media Corporation holds a 25% interest in the SUN TV television station in Toronto, Ontario, in partnership with TVA Group, which holds the other 75%.

Broadcasting segment

        TVA Group is one of the largest private-sector producers and broadcasters of French-language entertainment, information and public affairs programming in North America and one of the largest private-sector producers of French-language programming in Québec. It is sole owner of six of the ten television stations in the TVA Network, of the analog specialty channel Le Canal Nouvelles ("LCN") and of the digital specialty channels Mystère, Argent and Prise 2. It holds a 75% interest in the English-language analog station, SUN TV, in Toronto. TVA Group also holds interests in two other TVA Group affiliate stations, in the Canal Évasion specialty channel, the Indigo pay-per-view service, and the English-language digital specialty channels MenTV and Mystery. In addition, TVA Group is engaged in teleshopping services. Its TVA Publishing subsidiary, the largest publisher of French-language magazines in Québec, publishes general-interest and entertainment weeklies and monthlies. Its TVA Films subsidiary distributes films and television products in Canada's English- and French-language markets.

Leisure and Entertainment segment

        The operations of the Leisure and Entertainment segment consist primarily of retail sales of CDs, books, videos, musical instruments and magazines (through the Archambault chain of stores and the archambault.ca e-commerce site); online sales of downloadable music (through the zik.ca service); distribution of music and videos (both traditional distribution and digital download through Distribution Select, a division of Archambault Group); music recording and video production in Québec and Europe (through the Musicor label, a division of Archambault Group, and the Exclaim label, operated by Groupe Archambault France SAS, a subsidiary of Archambault Group). The Leisure and Entertainment segment is also engaged in the book industry through its subsidiary Groupe Livre Quebecor Media inc. ("Groupe Livre Quebecor Media"), which includes academic publisher CEC Publishing Inc. ("CEC Publishing"), 13 general literature publishers under the Groupe Sogides inc. ("Sogides") umbrella, and Les Messageries A.D.P. inc. ("Messageries ADP"), the exclusive distributor of more than 160 Québec and European publishers.

Interactive Technologies and Communications segment

        The Interactive Technologies and Communications segment consists of Nurun, which is engaged in Web, intranet and extranet development, technological platforms for content management, e-commerce, interactive television, automated publishing solutions, and e-marketing and customer relationship management ("CRM") strategies.

Internet/Portals segment

        Canoe Inc. is an integrated company offering e-commerce, information and communication services, and IT consulting. It owns the Canoe Network, which according to the comScore June 2007 Media Metrix survey, attracts approximately 7.4 million unique visitors per month in Canada, including more than 3.7 million in Quebec. The Canoe Network includes: Canoe.ca, Canoe.qc.ca, La Toile du Québec (toile.com), Canoe Money (money.canoe.com and argent.canoe.com), the TVA network site (tva.canoe.com) and the LCN site (lcn.canoe.com). The Canoe Network also offers online services in the fields of employment and continuing education (jobboom.com), housing (micasa.ca), automobiles (autonet.ca), personals (reseaucontact.com), social networks (espacecanoe.com), classified ads (classifiedExtra.ca and vitevitevite.ca) and advertising solutions (canoeklix.com). The Jobboom publishing division produces various print publications, including Jobboom magazine, which has a print run of 100,000 copies and is distributed free 10 times a year, and career guides such as the bestseller Carrières d'avenir, which is sold in bookstores.

Quebecor Media's Interest in Subsidiaries

        Quebecor Media's share in the earnings of some subsidiaries has varied over the past three years.

        During the financial years ended December 31, 2006, 2005 and 2004, Quebecor Media's interest in TVA Group increased as a result of the Substantial Issuer Bid dated May 19, 2005 and various Normal Course Issuer Bids. In 2006, 2005 and 2004 respectively, 9,800, 3,739,599 and 1,892,500 Class B shares were repurchased under the Substantial Issuer Bid and Normal Course Issuer Bids for aggregate cash considerations of $0.2 million, $81.9 million and $41.0 million, respectively. As a result of these issuer repurchases, Quebecor Media's equity interest in TVA Group increased by 7.6%, from 37.6% on January 1, 2004 to 45.2% as of December 31, 2006. As of November 1, 2007, Quebecor Media's equity interest remains at 45.2%. Quebecor Media holds, directly or indirectly, 99.9% of the voting rights in TVA Group.

        On February 27, 2006, Nurun renewed its Normal Course Issuer Bid to repurchase, between March 1, 2006 and February 28, 2007, up to 1,656,016 Common Shares for cancellation on the open market, or up to approximately 5% of its issued and outstanding Common Shares. During the 12 month period ended December 31, 2006, a total of 437,500 Common Shares were repurchased for aggregate cash consideration of $1.6 million. In 2005, Nurun repurchased a total of 377,600 Common Shares for aggregate cash consideration of $0.8 million under a Normal Course Issuer Bid (no repurchase in 2004). In consideration of the acquisition of China Interactive Limited ("China Interactive"), a Chinese interactive marketing firm based in Shanghaï, in January 2006 and of Crazy Labs Web Solutions, S.L. ("Crazy Labs"), an interactive communications agency based in Spain, in July 2006, Nurun issued 161,098 and 215,680 Common Shares respectively. As a result of these transactions, in the aggregate, Quebecor Media's interest in Nurun increased from 57.3% as of January 1, 2004 to 57.7% as of December 31, 2006. In April 2007, Nurun issued 996,170 Common Shares in payment of contingent consideration related to its acquisition of Ant Farm Interactive in 2004, which decreased our interest in Nurun to approximately 56.0%. On October 25, 2007, Quebecor Media acquired 500,000 common shares of Nurun from Quebecor World. At November 1, 2007, Quebecor Media's interest in Nurun was 57.5%.

        Through its subsidiaries, Quebecor Media's share in the earnings of Canoe, which stood at 75.3% following the swap of Canoe's assets in exchange for shares of Netgraphe Inc. ("Netgraphe") in March 2001, is 100% as of the date hereof. The increase mainly reflects the effect of the transaction that took the subsidiary private in September 2004.

Non-GAAP Financial Measures

        We use certain supplemental financial measures that are not calculated in accordance with or recognized by Canadian GAAP or U.S. GAAP to assess our financial performance. We use these non-GAAP financial measures, such as operating income, cash flows from segment operations, free cash flows from continuing operations and average monthly revenue per user, which we refer to as ARPU, because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this prospectus may not be comparable to other similarly titled measures disclosed by other companies.

        In the first quarter of 2007, Quebecor Media made changes to the definitions and presentation of the non-GAAP measures it uses, including the addition of a new measure called "cash flows from segment operations." Free cash flows from continuing operations is now analyzed only on a consolidated basis. Cash flows from segment operations is analyzed for each segment. Cash flows from segment operations represents operating income net of additions to property, plant and equipment, plus proceeds from disposal of assets.

Operating Income

        We define operating income, as reconciled to net income (loss) under Canadian GAAP, as net income (loss) before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, loss on debt refinancing, gain on sales of businesses and other assets, impairment of goodwill and intangible assets, income taxes, non-controlling interest and loss (income) from discontinued operations. Operating income as defined above is not a measure of results that is recognized under Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Our parent company, Quebecor, considers the media segment as a whole and uses operating income in order to assess the performance of its investment in Quebecor Media. Our management and Board of Directors use this measure in evaluating our consolidated results as well as the results of our operating segments. As such, this measure eliminates the effect of significant levels of non-cash charges related to depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of Quebecor Media and its segments. Operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in our segments. Quebecor Media uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income may not be the same as similarly titled measures reported by other companies. We provide a definition of operating income, and a reconciliation of operating income to the most directly comparable financial measure under Canadian GAAP and under U.S. GAAP in footnote 1 to the tables under "Summary Consolidated Financial Data" and "Selected Consolidated Financial Data."

Cash Flows from Segment Operations

        We use cash flows from segment operations as a measure of the liquidity generated by our segment operations. Cash flows from segment operations represents funds available for interest and income tax payments, disbursements related to restructuring programs, business acquisitions, the payment of dividends and the repayment of long-term debt. Cash flows from segment operations is not a measure of liquidity that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is considered to be an important indicator of liquidity and is used by our management and Board of Directors to evaluate cash flows generated by our segment operations. This measure is unaffected by the capital structure of Quebecor Media and its segments. Cash flows from segment operations represents operating income as defined above, less additions to property, plant and equipment, plus proceeds from the disposal of assets. When we discuss cash flows from segment operations in this prospectus, we provide the detailed calculation of the measure in the same section.

Free Cash Flows from Continuing Operations

        We use free cash flows from continuing operations as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operations represents funds available for business acquisitions, the payment of dividends and the repayment of long-term debt. Free cash flows from continuing operations is not a measure of liquidity that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Free cash flows from continuing operations is considered to be an important indicator of our liquidity and is used by our management and Board of Directors to evaluate cash flows generated by our consolidated operations. When we discuss free cash flows from continuing operations in this prospectus, we provide a reconciliation with the most directly comparable Canadian GAAP financial measure in the same section.

Average Revenue per User

        Average revenue per user ("ARPU") is an industry metric that we use to measure our average cable, Internet and telephony revenues per month per basic cable customer. ARPU is not a measurement consistent with Canadian GAAP or U.S. GAAP. We calculate ARPU by dividing our combined cable television, Internet-access and telephony revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Nine Months Ended September 30, 2007 Compared to the Nine Months Ended September 30, 2006

Highlights of First Nine Months of 2007

        Quebecor Media's revenues grew by $246.6 million (11.4%) and its operating income by $115.4 million (20.6%) in the first nine months of 2007 compared to the same period of 2006. Excluding the impact of the consolidated stock option expense, operating income increased by 24.4% in the first nine months of 2007, compared with 8.0% in the same period of 2006. The growth was mainly due to the excellent performance of the Cable segment, which recorded revenue and operating income increases of $178.7 million (18.9%) and $94.3 million (25.3%) respectively compared with the same period of 2006. The increases resulted from steady customer growth for all of the segment's services. The Newspapers segment's revenues and operating income increased by $40.1 million (5.9%) and $5.2 million (3.6%) respectively, due to the impact of the acquisition of Osprey Media in August 2007 and to improved results on a comparable basis. The Broadcasting segment's revenues and operating income increased by $18.0 million (6.6%) and $13.4 million (57.8%) respectively. The Leisure and Entertainment segment's results also showed improvement in the first nine months of 2007: revenues increased by $15.7 million (7.5%) and operating income increased by $7.4 million (79.6%).

        Quebecor Media's net income improved by $287.3 million, from a net loss of $72.6 million in the first nine months of 2006 to net income of $214.7 million in the same period of 2007 due to improved operating income and the recording in 2006 of a $342.1 million loss on debt refinancing.

        During the first nine months of 2007, Videotron added 176,000 subscribers for its cable telephone service, 106,900 subscribers for its cable Internet access service, 43,900 customers for its cable television services combined (including an increase of 96,700 for illico Digital TV) and 26,900 phones for its wireless telephone service.

        According to the latest NADbank survey for the one-year period ended June 30, 2007, Le Journal de Montréal remains the newspaper with the largest readership in the greater Montréal area, seven days a week. Le Journal de Montréal has 1,182,000 readers per week in the Montréal area, 385,100 (48.3%) more than its closest rival. It is the largest gap between the two newspapers since NADbank began conducting annual surveys in 1993.

        In February 2007, Sun Media Corporation expanded the reach of its chain of urban dailies with the launch of 24 Hours newspapers in Calgary and Edmonton, the two largest urban centers in Alberta. The new papers, which bring the number of free dailies published by Sun Media Corporation in Canada to seven, are part of Quebecor Media's strategy of strengthening its presence on different platforms in order to reach consumers through multiple channels.

        On June 30, 2007, Canoe closed the sale of the operations of Progisia Informatique, a division of Canoe in the Internet/Portals segment, to Groupe Conseil OSI inc. ("Groupe Conseil OSI"). The sale of Progisia Informatique is consistent with Canoe's plans to refocus its operations on the Internet market.

        On July 23, 2007, Quebecor Media exercised its option to pay down the Additional Amount payable to The Carlyle Group for a total cash consideration of $127.2 million.

        In early August 2007, Quebecor Media closed the acquisition of all outstanding units of Osprey Media for a total cash consideration of $414.4 million (excluding assumed liabilities). Osprey Media is one of Canada's leading publishers of daily and non-daily newspapers, magazines and specialty publications. Its publications include 20 daily newspapers and 34 non-daily newspapers together with shopping guides, magazines and other publications. The addition of Osprey Media's properties makes Quebecor Media's Newspapers segment the largest publisher of newspapers in Canada.

        On October 5, 2007, Quebecor Media completed a placement of US$700.0 million aggregate principal amount of its senior notes. The senior notes were sold at a price equivalent to 93.75% of face value for net proceeds of US$672.9 million (including accrued interest of $16.6 million). The notes bear interest at 7 3/4% (an effective rate of 8.81%) and mature on March 15, 2016.

        On October 11, 2007, Quebecor Media announced the creation of a new subsidiary, Quebecor MediaPages, to consolidate all its print and online directory operations. Quebecor MediaPages plans to launch 30 new local directories under the MediaPages name in Québec, Ontario and Alberta in 2007 and 2008.

        On October 31, 2007, Sun Media Corporation redeemed its Term Loan B and closed out the related derivative financial instruments for a total cash consideration of $277.8 million.

2007/2006 First Nine Months Comparison

        In the first three quarters of 2007, Quebecor Media's revenues totaled $2.40 billion, compared with $2.15 billion in the same period of 2006, an increase of $246.6 million (11.4%). All of Quebecor Media's business segments without exception reported higher revenues: Cable (an increase of $178.7 million or 18.9%), Newspapers ($40.1 million or 5.9%), Broadcasting ($18.0 million or 6.6%), Leisure and Entertainment ($15.7 million or 7.5%), Interactive Technologies and Communications ($8.0 million or 14.8%), and Internet/Portals ($4.6 million or 15.3%).

        Quebecor Media's year-to-date operating income was $676.7 million, compared with $561.3 million in the same period of 2006. The $115.4 million (20.6%) increase was mainly due to higher operating income in the Cable segment ($94.3 million or 25.3%), as well as increases in Broadcasting ($13.4 million or 57.8%), Leisure and Entertainment ($7.4 million or 79.6%) and Newspapers ($5.2 million or 3.6%). These increases were partially offset by decreases in Internet/Portals ($4.5 million or -52.3%) and Interactive Technologies and Communications ($1.4 million or -33.3%).

        In accordance with the accounting method used, the impact on the stock option expense of fluctuations in Quebecor Media's fair value of common stock used for the purposes of the plan is recorded in the quarter in which the change occurred. The growth in Quebecor Media's fair value was greater in the first nine months of 2007 compared with the same period of 2006. Excluding the impact of the consolidated stock option expense, operating income increased by 24.4% in the first nine months of 2007, compared with 8.0% in the same period of 2006.

        Net income was $214.7 million in the first nine months of 2007, compared with a net loss of $72.6 million in the same period of 2006. The favorable variance of $287.3 million was due primarily to the recognition in the first nine months of 2006 of a $342.1 million loss on debt refinancing. The $115.4 million increase in operating income in the first nine months of 2007 was also a factor in the improvement.

        The amortization charge increased by $22.1 million from $192.4 million in the first nine months of 2006 to $214.5 million in the same period of 2007 mainly because of significant capital expenditures in 2006 and the beginning of 2007, largely in the Cable and Newspapers segments.

        Financial expenses of $167.8 million in the first nine months of 2007 were almost flat, compared with the same period of 2006. 2007 year-to-date financial expenses reflects in full the favorable impact of the 2006 refinancing of Quebecor Media's debt at more advantageous interest rates. However, this favorable variance was more than offset by the increase in financial expense related to increased debt contracted to finance the acquisition of Osprey Media and repayment of the Additional Amount payable, as well as an increase in base interest rates.

        Quebecor Media recorded a reserve for restructuring of operations, impairment of assets and other special charges of $15.1 million in the first nine months of 2007 compared with $9.4 million in the same period of 2006. In the Newspapers segment, a $6.6 million charge was recorded for termination benefits related to the elimination of production jobs at The Toronto Sun and The Ottawa Sun due to the acquisition of new presses, as announced in August 2005. An additional $4.3 million charge was recorded for termination benefits related to the elimination of production jobs at The London Free Press, The Toronto Sun and Bowes Publishers in connection with voluntary workforce reduction programs. Finally, a $2.3 million charge was also recorded for termination benefits in connection with the project to streamline newsgathering announced in the second quarter of 2006 and the elimination of newsroom positions throughout the organization. Quebecor Media's other segments recorded total reserves for restructuring of operations in the amount of $1.9 million, primarily in the Broadcasting segment.

        In the first nine months of 2006, Quebecor Media purchased all of its outstanding Senior Notes, which bore interest at 11 1/8% and 13 3/4%, generating a $342.1 million loss on debt refinancing.

        Quebecor Media recorded an income tax expense of $59.2 million in the first nine months of 2007, compared with tax credits of $82.3 million in the same period of 2006. The unfavorable variance of $141.5 million resulted primarily from tax savings recognized in the first nine months of 2006 in connection with a loss on debt refinancing related to the repurchase of Quebecor Media's Senior Notes. The adoption in 2007 of a more favorable conversion rate for tax benefits related to Part VI.1 tax (tax that corporations must pay on preferred dividends paid during a financial year) acquired from a related party, the reduction in the Canadian federal tax rate in 2006 and the elimination of the Part I.3 large corporations tax in the same year also helped reduce the year-to-date income tax expense in 2006 and 2007.

Cash Flows From Continuing Operations

        In the first nine months of 2007, free cash flows from continuing operations totaled $168.7 million, compared with negative $190.0 million in the same period of 2006 (see Table 1). The $358.7 million improvement was mainly due to the payment in the first nine months of 2006 of $197.3 million in accrued interest on Senior Discount Notes as part of the refinancing carried out on January 17, 2006. The improvement was also due to the $115.4 million increase in operating income, the $28.6 million favorable variance in non-cash balances related to operations, and the $26.9 million decrease in additions to property, plant and equipment.

Table 1
Free cash flows from continuing operations
(in millions of Canadian dollars)

	Nine months ended September 30,
	2006	2007
Cash flows from segment operations
Cable	$156.3	$231.6
Newspaper	43.7	101.6
Broadcasting	18.1	27.6
Leisure and Entertainment	7.1	15.4
Interactive Technologies and Communications	3.3	0.2
Internet/Portals	7.4	1.0
Head office and inter-segment	6.6	2.5

	242.5	379.9
Cash interest expense(1)	(351.4)	(157.0)
Cash portion of restructuring of operations and other special charges	(9.4)	(15.1)
Current income tax	(4.1)	2.7
Other	2.5	(0.3)
Net change in non-cash balances related to operations	(70.1)	(41.5)

Free cash flows from continuing operations	$(190.0)	$168.7

(1)
Interest on long term debt, other interest and repayment of accrued interest on senior discount notes, less investment income and interest capitalized to cost of property, plant and equipment.

Table 2
Reconciliation of free cash flows
from continuing operations to cash flows provided by (used in)
continuing operations as disclosed in our financial statements
(in millions of Canadian dollars)

	Nine months ended September 30,
	2006	2007
Free cash flows from continuing operations	$(190.0)	$168.7
Additions to property, plant and equipment	327.3	300.4
Proceeds from disposal of assets	(8.5)	(3.6)

Cash flows provided by (used in) continuing operations	$128.8	$465.5

Table 3
Reconciliation of operating income to cash flows from segment operations
(in millions of Canadian dollars)

	Nine months ended September 30,
	2006	2007
Operating income	$561.3	$676.7
Additions to property, plant and equipment	(327.3)	(300.4)
Proceeds from disposal of assets	8.5	3.6

Cash flows from segment operations	$242.5	$379.9

Segmented Analysis

  Cable segment

        The Cable segment generated revenues of $1.13 billion in the first nine months of 2007, compared with $946.6 million in the same period of 2006, a $178.7 million (18.9%) increase.

        Revenues from the Cable segment's residential illico Digital TV service, excluding certain related services, rose by $55.9 million (28.9%) to $249.1 million in the first nine months of 2007. The strong performance of illico Digital TV more than compensated for decreased revenues from analog cable television services. Combined revenues from all cable television services increased by $43.0 million (8.6%) to $544.9 million due to the impact of customer base growth, increases in some rates, and the favorable impact of the growing illico Digital TV customer base on revenues from illico on Demand, pay TV and pay-per-view.

        illico Digital TV had 720,300 customers at the end of the third quarter of 2007, an increase of 96,700 or 15.5% from the end of 2006 (compared with an increase of 110,700 customers in the first nine months of 2006). Over a one-year period, the number of subscribers to illico Digital TV has increased by 135,000 or 23.1% (see Chart 1). As of September 30, 2007, illico Digital TV had a household penetration rate (number of subscribers as a proportion of total homes passed by the Cable segment's network, i.e. 2.5 million homes as of the end of the third quarter of 2007) of 29.0% versus 23.9% a year earlier, and a subscriber penetration rate (number of subscribers as a proportion of total subscribers to all cable television services) of 44.6% versus 37.7% a year earlier.

Chart 1
Customer base for cable television services

        The Cable segment's analog cable television service lost 52,800 customers (-5.6%) in the first nine months of 2007 (compared with a decrease of 64,100 customers in the same period of 2006). Over a one-year period, the number of subscribers to the service has decreased by 71,400 (-7.4%) (see Chart 1), primarily as a result of customer migration to the illico Digital TV service. The combined customer base for all of the Cable segment's cable television services increased by 43,900 (2.8%) in the first nine months of 2007 (compared with an increase of 46,600 customers in the same period of 2006) and by 63,600 (4.1%) in the 12-month period ended September 30, 2007 (see Chart 1). As of September 30, 2007, the Cable segment's cable television services had a household penetration rate of 65.0%, compared with 63.4% one year earlier.

        The Cable segment's Internet access services registered continued its strong growth in the first nine months of 2007, posting revenues of $307.8 million, a $58.2 million (23.4%) increase over the same period of 2006. The improvement was mainly due to customer growth, as well as heavier consumption by existing customers, increases in some rates and a favorable product mix. The number of customers for cable Internet access services stood at 898,000 at the end of the third quarter of 2007, an increase of 106,900 (13.5%) since the end of 2006 (compared with a 116,500 increase in the same period of 2006). Since the end of the third quarter of 2006, the number of cable Internet access customers has increased by 144,400 (19.1%) (see Chart 2). At September 30, 2007, cable Internet access services had a household penetration rate of 36.2%, compared with 30.8% at September 30, 2006.

Chart 2
Customer base for cable Internet access

        The strong growth in the Cable segment's VOIP telephony service continued in the first nine months of 2007. The service generated revenues of $136.2 million, compared with $72.1 million in the same period of 2006, a $64.1 million (88.9%) increase. As of the end of September 2007, the number of subscribers to the service stood at 573,800, an increase of 176,000 (44.2%) since the end of 2006 (compared with an increase of 181,100 customers in the same period of 2006). The service has added 229,700 customers (a 66.8% increase) since the end of the third quarter of 2006 (see Chart 3). At September 30, 2007, the cable telephony service had a household penetration rate of 23.1%, compared with 14.1% one year earlier.

Chart 3
Customer base for cable telephony service

        At September 30, 2007, there were 38,700 phones on the Cable segment's wireless telephone service, launched in August 2006, compared with 11,800 phones at December 31, 2006, an increase of 26,900.

        The Cable segment's monthly ARPU increased by $9.96 (16.6%) from $60.04 in the first nine months of 2006 to $70.00 in the first nine months of 2007.

        Le SuperClub Vidéotron recorded revenues of $39.7 million in the first nine months of 2007, an increase of 3.4% compared with the same period of 2006 due mainly to increased same store sales in the Microplay™ sections, the opening of Videotron stores and the impact of store acquisitions.

        The Cable segment recorded operating income of $467.0 million in the first nine months of 2007, compared with $372.7 million in the same period of the previous year. The $94.3 million (25.3%) increase was due essentially to customer growth for all services, increases in some rates, and the reversal of current CRTC Part II license fee accruals in the amount of $11.1 million following the notice issued on October 1, 2007. These factors more than offset the unfavorable impact of expenses related to Quebecor Media's stock option plan, which are charged to its operating segments as a direct charge, to reflect the participation of the segment's managers in the plan and management fees. Excluding the stock option expense, the Cable segment's operating income increased by 30.0% in the first nine months of 2007, compared with 22.8% in the same period of 2006.

        The Cable segment's operating margin for all operations, i.e., operating income as a percentage of revenues, was 41.5% in the first nine months of 2007, compared with 39.4% in the same period of the previous year.

        Under Quebecor Media's accounting policies, revenues and costs related to equipment sales to customers are entered in full in the results as transactions are completed. It is common industry practice to sell equipment at less than cost, often as part of promotions aimed at increasing customer recruitment and generating recurring revenues over an extended period. Table 4 below shows operating income before the cost of subsidies granted to customers on equipment sales and their impact on the segment's results.

Table 4
Cable segment
Operating income
(in millions of Canadian dollars)

	Nine months ended September 30,
	2006	2007
Operating income before cost of equipment subsidies to customers	$393.0	$488.7
Cost of equipment subsidies to customers	(20.3)	(21.7)

Operating income	$372.7	$467.0

        In the first nine months of 2007, cash flows from the cable segment operations increased by $75.3 million to $231.6 million, compared with $156.3 million in the same period of 2006 (see Table 5). The impact of the $94.3 million increase in operating income was partially offset by a $19.0 million increase in additions to property, plant and equipment in the first nine months of 2007 compared with the same period in 2006, primarily attributable to investments in network upgrades and modernization by the Cable segment.

Table 5
Cable segment
Cash flows from segment operations
(in millions of Canadian dollars)

	Nine months ended September 30,
	2006	2007
Operating income	$372.7	$467.0
Additions to property, plant and equipment	(216.8)	(235.8)
Proceeds from disposal of assets	0.4	0.4

Cash flows from segment operations	$156.3	$231.6

        In December 2006, the Federal Court of Canada ruled that the Part II license fees charged by the CRTC were ultra vires (unconstitutional), in fact and in law, and thus the CRTC could no longer charge Part II license fees. The judgment also established that Quebecor Media would not be allowed to reclaim any amounts paid in previous years. That decision is currently being appealed. However, on October 1, 2007, the CRTC officially confirmed its intention not to collect the fees due on November 30, 2007. Quebecor Media's management is of the opinion that the Federal Court of Appeal will not reverse the judgment of December 2006.

        The Cable segment's telephone service has numerous competitors, including incumbent local exchange carriers ("ILECs"), competitive local exchange carriers ("CLECs"), wireless telephone service operators and other providers of telephony services, and competitors that are not facilities based and therefore have a much lower infrastructure cost. Competition from ILECs is expected to increase in 2007 and following years, particularly in view of the federal government Order in Council issued in April 2007 lifting winback restrictions and relaxing the criteria for forbearance from regulation of local exchange services. Among other things, the Order reduced the size of the relevant local telephone markets, replaced the market share loss test by a competitive facilities test, and relaxed some of the requirements for quality of service provided to competitors. Under the new rules, the main residential markets in Québec were deregulated as of August 3, 2007. A number of business markets, primarily in major centers, were also deregulated on September 13, 2007, as described more fully under "Regulation — Canadian Broadcast Distribution (Cable Television) — Licensing of Canadian Broadcasting Distribution Undertakings."

        On February 9, 2007, Videotron released usage figures for its illico on Demand service for the year 2006. During the year, illico Digital TV customers ordered approximately 20 million films and television programs on illico on Demand, an 80% increase compared with 2005.

        In February 2007, Videotron announced that early results of beta testing of Cisco Systems Inc.'s new Wideband technology indicated that a technological breakthrough may be possible in the months ahead. This new technology is expected to enable Videotron to offer customers speeds of up to 100 mbps, five times faster than its current Extreme High-Speed Internet service.

        In April 2007, Videotron announced an exclusive agreement with wireless telephone provider Sony-Ericsson to sell its W710i handset. Videotron became the only wireless service provider in Québec to offer its customers this advanced multi-purpose device.

        In the second quarter of 2007, Videotron recommitted to building a wireless network based on cutting-edge third-generation (3G) technology in order to offer its Québec customers integrated mobile multimedia services at the best possible price. To do so, Videotron will need to obtain spectrum rights and equitable competitive conditions in the spectrum auction which the Canadian federal government plans to hold in early 2008. See also "Risk Factors — Risks Relating to Our Business — We are regularly required to make capital expenditures to remain technologically and economically competitive. We may not be able to obtain additional capital to continue the development of our business" elsewhere in this prospectus.

  Newspapers segment

        The Newspapers segment's revenues rose by $40.1 million (5.9%) to $721.6 million in the first nine months of 2007, compared with $681.5 million in the same period of 2006, primarily because of the acquisition of Osprey Media. Excluding the impact of that acquisition, revenues for the first nine months of 2007 increased by $4.2 million compared with the same period of 2006. A 2.1% increase in advertising revenues was partially offset by a 4.7% decrease in circulation revenues. Distribution, commercial printing and other revenues combined were flat. In the first nine months of 2007, revenues increased by 0.2% for the urban dailies and, excluding the acquisition of Osprey Media, by 1.3% for the community newspapers. Within the urban dailies group, revenues of the free dailies grew by 58.0% in the first nine months of 2007 compared with the same period in 2006 due to excellent results posted by Montreal, Toronto and Vancouver dailies, and the launch of free dailies in Ottawa and Ottawa-Gatineau in November 2006, and in Calgary and Edmonton in February 2007.

        The Newspapers segment's operating income totaled $149.3 million in the first nine months of 2007, a $5.2 million (3.6%) increase from the same quarter of 2006. The impact of the acquisition of Osprey Media ($9.3 million) was partially offset by investments related to the launch of four new free dailies in Ottawa, Ottawa-Gatineau, Calgary and Edmonton, one time costs related to the labour disputes at Le Journal de Montréal, the impact of the labour dispute at Le Journal de Québec and variances in the charge for Quebecor Media's stock option plan. Excluding these items, operating income totaled $154.9 million in the first nine months of 2007, compared with $147.6 million in the same period of the previous year. The $7.3 million (5.0%) increase was largely due to the impact of restructuring initiatives, the 65.1% decrease in the operating losses of the free dailies, on a comparable basis (i.e., at the Montreal, Toronto and Vancouver dailies), and operating income increases at the dailies in the Western Group (14.8%) and The London Free Press (8.2%). Excluding the launch of the four new free dailies, one-time costs related to the labour disputes at Le Journal de Montreal and the impact of the labour dispute at Le Journal de Québec, operating income from the urban dailies increased by 5.4%. Excluding the impact of the acquisition of Osprey Media, operating income increased by 6.3% at the community newspapers.

        For the first nine months of 2007, cash flows from segment operations were $101.6 million, compared with $43.7 million in the same period of 2006, a $57.9 million increase (see Table 6) due essentially to a $52.7 million decrease in additions to property, plant and equipment, due to larger instalment payments under contracts to acquire six new presses in the first nine months of 2006.

Table 6
Newspapers segment
Cash flows from segment operations
(in millions of Canadian dollars)

	Nine months ended September 30,
	2006	2007
Operating income	$144.1	$149.3
Additions to property, plant and equipment	(100.4)	(47.7)

Cash flows from segment operations	$43.7	$101.6

        In February 2007, Sun Media Corporation expanded the reach of its chain of urban dailies with the launch of 24 Hours newspapers in Calgary and Edmonton, the two largest urban centers in Alberta. The new papers, which bring the number of free dailies published by Sun Media Corporation in Canada to seven, are part of Quebecor Media's strategy of strengthening its presence on different platforms in order to reach consumers through multiple channels.

        Commissioning of the Mirabel Printing facility in Québec is proceeding on schedule. The third and last press began operating in May 2007 and is being used to print some Quebecor Media newspapers and other products.

        Le Journal de Montréal was engaged in a labour dispute with its unionized pressroom employees between June 4, 2006 and February 20, 2007. While operating under more difficult conditions, Le Journal de Montréal took all necessary steps to prevent the dispute from affecting the daily printing and distribution of the newspaper.

        Le Journal de Québec has been engaged in a labour dispute with its unionized pressroom, newsroom and office employees since April 22, 2007. The outcome of this dispute cannot be foreseen at this time. A new collective bargaining agreement was signed with the newspaper's unionized sales department employees on April 2, 2007. To date, there has been no interruption in publication of Le Journal de Québec and Sun Media Corporation intends to keep measures in place to continue offering a high-calibre product.

        In early August 2007, Quebecor Media acquired all outstanding units of Osprey Media for a total cash consideration of $414.4 million (excluding assumed liabilities). Osprey Media is one of Canada's leading publishers of daily and non-daily newspapers, magazines and specialty publications. Its publications include 20 daily newspapers and 34 non-daily newspapers together with shopping guides, magazines and other publications. Osprey Media's daily newspapers have an average combined circulation of 325,000 per day and more than 1.9 million per week. Osprey Media's leading dailies include The Kingston Whig-Standard, The Sudbury Star and The Peterborough Examiner, all published in Ontario. The acquisition of Osprey Media will enable Sun Media Corporation to more effectively address the challenges faced by the newspaper industry in the fast-changing media universe. The addition of Osprey Media's properties makes Quebecor Media's Newspapers segment the largest newspaper publisher in Canada, based on total paid and unpaid circulation.

        Restructuring initiatives are being implemented in the Newspapers Segment following the acquisition of Osprey Media. Goodwill may be affected by these initiatives.

        On October 11, 2007, Quebecor Media acquired a building from Quebecor World for a total net consideration of $62.5 million. At the same time, Quebecor World signed a long term operating lease with Quebecor Media to rent part of the building for a 17 year period. The two transactions were settled by means of the payment of a net cash consideration of $43.9 million to Quebecor World on the transaction date, and an undertaking by Quebecor Media to pay a sale price balance of $7.0 million in 2013. The building houses three new presses owned by Quebecor Media and used to print some of its Ontario newspapers.

        According to the latest NADbank survey for the one year period ended June 30, 2007, Le Journal de Montréal remains the newspaper with the largest readership in the greater Montréal area, seven days a week. Le Journal de Montréal has 1,182,000 readers per week in the Montréal area, 385,100 or 48.3% more than its closest rival. It is the largest gap between the two newspapers since NADbank began conducting annual surveys in 1993.

  Broadcasting segment

        The Broadcasting segment recorded revenues of $291.4 million in the first nine months of 2007, compared with $273.4 million in the same period of 2006, an increase of $18.0 million (6.6%). Revenues from broadcasting operations grew by $9.0 million, primarily as a result of higher advertising revenues at TVA Network, as well as higher subscription and advertising revenues at the specialty channels (Mystère, Argent, Prise 2, LCN, MenTV and Mystery), higher advertising revenues at Shopping TVA and an increase in revenues from commercial production. Revenues from distribution operations increased by $4.2 million due to nine theatrical releases in the first nine months of 2007, including the successful film Because I Said So, compared with only five in the same period of 2006, as well as increased revenues from video releases. Revenues from publishing operations increased by $2.2 million in the first nine months of 2007. The impact of the acquisition in November 2006 of the interest in publications TV Hebdo and TV 7 Jours was partially offset by a decrease in revenues from newsstand sales.

        The Broadcasting segment generated operating income of $36.6 million in the first nine months of 2007, compared with $23.2 million in the same period of 2006, a $13.4 million (57.8%) increase. Operating income from broadcasting operations increased by $6.7 million, mainly as a result of the impact of higher revenues at the specialty channels and Sun TV, combined with the reversal of current CRTC Part II license fee accruals in the amount of $3.2 million following the notice issued on October 1, 2007. Operating income from distribution operations grew by $1.0 million in the first nine months of 2007, mainly as a result of the increase in revenues from video releases. Operating income from publishing operations increased by $5.2 million, mainly as a result of the impact of the revenue increases and reductions in some operating expenses, including printing costs.

        In the first nine months of 2007, cash flows from segment operations totaled $27.6 million, compared with $18.1 million in the same period of 2006, a $9.5 million increase (see Table 7). The $13.4 million increase in operating income was partially offset by a $4.3 million increase in additions to property, plant and equipment, primarily due to building improvements and certain data processing projects.

Table 7
Broadcasting segment
Cash flows from segment operations
(in millions of Canadian dollars)

	Nine months ended September 30,
	2006	2007
Operating income	$23.2	$36.6
Additions to property, plant and equipment	(5.4)	(9.7)
Proceeds from disposal of assets	0.3	0.7

Cash flows from segment operations	$18.1	$27.6

        The TVA Network continued to register excellent ratings for its entire program schedule during the winter/spring 2007 season. According to the BBM People Meter (PPM) surveys for the period of January 8 to April 29, 2007, the TVA Network had an audience share of 27%, more than its two nearest rivals combined. The TVA Network had 9 of the 10 top-rated shows and 24 of the top 30.

        On July 5, 2007, the Canadian Radio-television and Telecommunications Commission ("CRTC") announced a review of the regulatory frameworks for broadcasting distribution undertakings ("BDUs") and discretionary programming services (Broadcasting Notice of Public Hearing CRTC 2007-10). In this review, the CRTC will study the possibility of limiting regulation of BDUs and discretionary programming services to a bare minimum, while continuing to respect the provisions of the Broadcasting Act, and placing greater reliance on market forces where possible. It is not possible to predict with confidence the nature of any changes that may result from this review of the regulatory framework. Amendments to regulations and policies governing broadcasting, discretionary programming and distribution services, the introduction of new rules or policies, or changes to license terms could have a material impact on the segment's business, financial position and operating results.

  Leisure and Entertainment segment

        The Leisure and Entertainment segment's revenues totaled $226.4 million in the first nine months of 2007, compared with $210.7 million in the same period of 2006. The $15.7 million (7.5%) increase was due to a 13.1% increase in the revenues of Quebecor Media Book Group and a 3.5% increase in the revenues of Archambault Group.

        The 13.1% growth in the revenues of Quebecor Media Book Group in the first nine months of 2007 was mainly due to a strong performance of CEC Publishing and increased revenues from distribution. The French translation of the international bestseller The Secret by Rhonda Byrne, distributed by Messageries A.D.P., was immensely successful in the first nine months of 2007, with sales of more than 287,000 copies.

        Archambault Group's retail sales rose 1.6% in the first nine months of 2007. Higher sales at Archambault stores were partially offset by lower revenues at Camelot Info stores following the closure of two locations. Archambault Group's distribution revenues grew by 3.9%, mainly because of releases of several albums distributed by Select in the first nine months of 2007. Production revenues decreased by 12.2%. The unfavorable variance in the sales of European subsidiary Groupe Archambault France S.A.S. caused by delays in album releases in 2007 was partly offset by increased revenues at Musicor.

        The Leisure and Entertainment segment recorded operating income of $16.7 million in the first nine months of 2007, compared with $9.3 million in the same period of 2006. The $7.4 million (79.6%) increase was essentially due to the impact of the revenue increases, the favorable variances due to inventory adjustments at Quebecor Media Book Group publishing houses, and decreases in some operating costs.

        For the first nine months of 2007, cash flows from segment operations totaled $15.4 million, compared with $7.1 million in the same period of 2006, an $8.3 million improvement (see Table 8), due primarily to the increase in operating income.

Table 8
Leisure and Entertainment segment
Cash flows from segment operations
(in millions of Canadian dollars)

	Nine months ended September 30,
	2006	2007
Operating income	$9.3	$16.7
Additions to property, plant and equipment	(2.3)	(1.4)
Proceeds from disposal of assets	0.1	0.1

Cash flows from segment operations	$7.1	$15.4

  Interactive Technologies and Communications segment

        The Interactive Technologies and Communications segment recorded revenues of $61.9 million in the first nine months of 2007, compared with $53.9 million in the same period of 2006. The $8.0 million (14.8%) increase is due to the recruitment of new customers, the positive impact of the acquisition of Crazy Labs in July 2006 and the favorable impact of exchange rate fluctuations. These favorable factors were partially offset by the impact of decreased volume from a major customer in the United States.

        The segment's operating income decreased by $1.4 million (-33.3%) to $2.8 million in the first nine months of 2007, compared with $4.2 million in the same period of 2006. Lower volume from a major customer in the United States combined with an increase in the conditional compensation charge related to the acquisition of Ant Farm Interactive LLC ("Ant Farm Interactive") in 2004, outweighed the favorable impact of the revenue increase.

        For the first nine months of 2007, cash flows from segment operations were $0.2 million, compared with $3.3 million in the same period of 2006, an unfavorable variance of $3.1 million (see Table 9). This unfavorable variance was caused primarily by the decrease in operating income and the increase in additions to property, plant and equipment, due in part to higher investment in certain computer projects and leasehold improvements.

Table 9
Interactive Technologies and Communications segment
Cash flows from segment operations
(in millions of Canadian dollars)

	Nine months ended September 30
	2006	2007
Operating income	$4.2	$2.8
Additions to property, plant and equipment	(0.9)	(2.6)

Cash flows from segment operations	$3.3	$0.2

        In May 2007, Nurun made a $1.8 million payment in connection with the acquisition of Ant Farm Interactive in 2004. The payment was in consideration of the achievement of performance targets. On the same date, Nurun issued 996,170 common shares with a valuation of $1.9 million.

  Internet/Portals segment

        Revenues of the Internet/Portals segment totaled $34.6 million in the first nine months of 2007, an increase of $4.6 million (15.3%) from $30.0 million in the same period of 2006. At the special-interest and general-interest portals, revenues grew by 21.3% and 8.0% respectively during the first nine months of 2007 compared with the same period of the previous year.

        Operating income amounted to $4.1 million in the first nine months of 2007, compared with $8.6 million in the same period of 2006, a $4.5 million (-52.3%) decrease. The revenue growth did not entirely offset the unfavorable impact of increases in some operating costs, including labour and advertising and promotion costs. These cost increases were caused in part by the introduction of a new business development strategy and investments in new products.

        For the first nine months of 2007, cash flows from segment operations were $1.0 million, compared with $7.4 million in the same period of 2006, an unfavorable variance of $6.4 million (see Table 10). The decrease was due to lower operating income and an increase in additions to property, plant and equipment, caused primarily by investments made in connection with new site launches and certain computer projects.

Table 10
Internet/Portals segment
Cash flows from segment operations
(in millions of Canadian dollars)

	Nine months ended September 30
	2006	2007
Operating income	$8.6	$4.1
Additions to property, plant and equipment	(1.2)	(3.1)

Cash flows from segment operations	$7.4	$1.0

        In the first quarter of 2007, the Internet/Portals segment launched Espace Canoe, an advanced technology platform that supports the sharing of videos, photos and opinions by users in an innovative Web 2.0-type environment.

        On January 31, 2007, Canoe announced a national strategic alliance with Rogers Publishing Limited ("Rogers Publishing") to combine original Canadian content from the websites of some of the country's best-known magazines with the content-dissemination capabilities of canoe.ca, one of the leading destinations for Canadian content on the Internet. Under the strategic partnership, articles and information from the websites of 11 Rogers Publishing magazines will be added to the canoe.ca portal.

        On June 1, 2007, Quebecor Media launched a new version of its classifiedextra.ca site, which combines the strengths of print media with the reach of the Internet. It is the largest and most powerful classified ad site in Canada, capable of reaching more than 20 million potential buyers (according to traffic figures from comScore Media Metrix) by combining the audiences of more than 150 Sun Media Corporation daily newspapers and community newspapers with that of the Canoe Network. The service is also available in French at vitevitevite.ca.

        On June 30, 2007, Canoe closed the sale of the operations of Progisia Informatique, a division of Canoe, to Groupe Conseil OSI. Following this transaction, the operating results and cash flows of Progisia Informatique are presented as separate line items for discontinued operations in the Company's consolidated financial statements. Comparative figures for prior interim periods are restated. The sale of Progisia Informatique is consistent with Canoe's plans to refocus its operations on the Internet market.

        The jobboom.com specialty site passed the 2-million member mark in Canada. Membership has grown by an average of 250,000 per year since 2003.

        In the third quarter of 2007, canoe.ca acquired Petitmonde.com, becoming Québec's largest site for parents and professionals working with children.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

2006 Highlights

        Quebecor Media increased its revenues by $308.0 million (11.4%) and its operating income by $69.2 million (9.4%) in 2006. The growth was mainly due to the strong performance by the Cable segment, which recorded year-over-year revenue and operating income increases of $229.2 million (21.2%) and $99.2 million (24.0%), respectively, propelled by record customer growth. Meanwhile, the business environment in which the Broadcasting and Newspapers segments operate is undergoing changes, including the growth of new media and the proliferation of platforms for the distribution of information and entertainment content, leading to changing consumer habits. Quebecor Media's strategy in response to these changes is to turn the new challenges into business opportunities. Among other things, Quebecor Media is developing its new media businesses and capturing synergies among its subsidiaries by pursuing a convergence strategy.

        Significant developments since the end of 2005 include the following:

        In 2006, Videotron recruited 234,800 net additional customers for its cable telephone service, 154,000 net additional customers for its cable Internet access service, and 149,000 net additional customers for its digital television service — all annual records, in absolute terms, since those services were launched in 2005, 1998 and 1999 respectively. Videotron also recorded a net increase of 66,300 customers for all cable television services combined (analog service plus digital television service), the largest net annual growth for cable television services since 1999.

        In 2006, Quebecor Media completed the refinancing of the totality of its notes. The Senior Notes due 2011 and Senior Discount Notes due 2011 that were refinanced were repurchased in three stages, the first block on July 19, 2005, the second on January 17, 2006, and the third on July 15, 2006. The refinancing operations will significantly reduce Quebecor Media's future financial expenses, in comparison with the expenses that would otherwise have been incurred. The following stages in the refinancing process were effected in 2006:

  •
  On January 17, 2006, Quebecor Media issued US$525.0 million aggregate principal amount of its 7 3/4% Senior Notes due March 2016. Quebecor Media also established new credit facilities consisting of a Term Loan A credit facility in the amount of $125.0 million, maturing in 2011, a Term Loan B credit facility in the amount of US$350.0 million, maturing in 2013, and a five-year revolving credit facility in the amount of $100.0 million, expiring in 2011.

  •
  Quebecor Media used the proceeds from its new Senior Notes, the full amount of its new Term Loans A and B, and amounts received from its subsidiaries ($237.0 million from Videotron, drawn on its existing revolving credit facilities, and $40.0 million from Sun Media Corporation, drawn on a new credit facility), to finance the repurchase, on January 17, 2006, of US$561.6 million aggregate principal amount of its 11 1/8% Senior Notes due 2011 and US$275.6 million aggregate principal amount at maturity of its 13 3/4% Senior Discount Notes due in 2011, or 95.7% and 97.4% respectively of the notes issued and outstanding at that date. Quebecor Media paid aggregate cash consideration of $1.3 billion to purchase the notes, including the premium and the cost of settlement of cross-currency swap agreements. In respect of these repurchases, Quebecor Media recognized a $331.6 million loss on debt refinancing in the first quarter of 2006, including the amount by which the disbursements exceeded the book value of the repurchased notes and the related cross-currency swap arrangements, as well as the write-down of deferred financial expenses.

  •
  On July 15, 2006, Quebecor Media purchased the balance of its outstanding Senior Notes due 2011 and Senior Discount Notes due 2011, for aggregate cash consideration of $39.3 million. In connection with this repurchase, a $10.5 million loss on debt refinancing was recognized in the third quarter of 2006.

        On August 10, 2006, Videotron launched a mobile wireless telephony services in the Quebec City area. Since then, the service has been completely rolled out throughout the Province of Québec. As of September 30, 2007, 38,700 lines had been activated.

        In June 2006, Sun Media Corporation announced a plan to restructure its news production operations by introducing new content management technologies and streamlining the news gathering process. Sun Media expects to invest approximately $7.0 million in new technologies. During 2006, Sun Media recorded severance costs of $2.9 million relating to the elimination of the equivalent of 85 full-time editorial positions in operations across Sun Media's organization.

        On April 12, 2006, Quebecor Media announced the signing of a credit agreement providing for a long-term credit facility for the Canadian dollar equivalent of €59.4 million, maturing in 2015. Drawings under this credit facility have been and will be used to finance, in part, Quebecor Media's purchase of six MAN Roland presses to print some of Quebecor Media's newspapers. This facility, related to a German export financing program, provides Quebecor Media with financing at a very attractive cost.

        On April 6, 2006, the Board of Directors of Quebecor Media approved the appointment of Pierre Karl Péladeau to the position of Vice Chairman of the Board and Chief Executive Officer.

        On January 17, 2006, Sun Media amended its existing credit facilities to add a $40.0 million Term Loan C credit facility maturing in 2009.

        Nurun made two acquisitions during 2006. On January 26, 2006, it announced the closing of the acquisition of China Interactive. On July 11, 2006, it announced the acquisition of Crazy Labs, an interactive communications agency based in Spain.

Results of operations

        Quebecor Media's revenues totaled $3.01 billion in 2006, compared with $2.70 billion in 2005, an increase of $308.0 million or 11.4%. All of Quebecor Media's business segments, with the exception of Broadcasting, reported higher revenues: Cable (an increase of $229.2 million or 21.2%), Leisure and Entertainment ($60.4 million or 23.6%), Internet/Portals ($14.9 million or 29.8%), Newspapers ($12.6 million or 1.4%), and Interactive Technologies and Communications ($8.8 million or 13.5%). These increases were partially offset by an $8.1 million (-2.0%) decrease in the Broadcasting segment's revenues.

        Quebecor Media's operating income rose $69.2 million, or 9.4%, to $802.8 million in 2006, compared with $733.6 million in 2005, mainly as a result of higher operating income in the Cable segment (an increase of $99.2 million or 24.0%). Operating income also increased in Interactive Technologies and Communications ($3.6 million or 92.3%) and Internet/Portals ($2.8 million or 26.7%). The increases in these segments were partially offset by decreases in Broadcasting ($10.9 million or -20.6%), Newspapers ($14.6 million or -6.6%) and Leisure and Entertainment ($7.7 million or -28.5%).

        Quebecor Media recorded a net loss of $169.7 million in 2006, compared with net income of $96.5 million in 2005. The unfavorable variance of $266.2 million was due to the recognition of a $342.6 million loss on debt refinancing in 2006 compared with a $60.0 million loss in 2005. The refinancing operations carried out in 2006 will significantly reduce Quebecor Media's financial expenses in comparison with the expenses that would otherwise have been incurred. Recognition of a $148.4 million charge for goodwill impairment in the Broadcasting segment described further below and a $31.6 million charge for impairment of a broadcasting license also contributed to the unfavorable variance. These unfavorable factors were partially offset by the impact of the $69.2 million increase in operating income and a $60.7 million decrease in financial expenses in 2006.

        The amortization charge increased by $28.8 million from $231.9 million in 2005 to $260.7 million in 2006, due to significant capital investments in 2005 and 2006, and to the accelerated amortization by the Newspapers segment of equipment to be replaced under the project to acquire new presses to print some Quebecor Media newspapers.

        Financial expenses totaled $224.6 million in 2006, compared with $285.3 million in 2005, a $60.7 million decrease. There was a net decrease of $53.1 million in interest charges and amortization of the discount on long-term debt, due mainly to the impact of the refinancing, at more advantageous interest rates, of notes issued by Quebecor Media and by Videotron's CF Cable TV subsidiary, which was partially offset by the negative impact of higher average debt levels and base interest rates in 2006. Quebecor Media also recognized a $1.2 million net loss in 2006 in connection with the re-measurement of certain financial instruments, including a financial instrument held by Sun Media Corporation that had ceased to be effective according to accounting criteria, compared with a $4.4 million loss in 2005, a favorable variance of $3.2 million. Finally, the loss on re-measurement of the Additional Amount payable to The Carlyle Group was $10.5 million in 2006, compared with $10.1 million in 2005, an unfavorable variance of $0.4 million.

        Quebecor Media recorded a reserve for restructuring of operations, impairment of assets and other special charges in the amount of $18.9 million in 2006, including a $17.0 million charge in the Newspapers segment in connection with two capital projects, namely the acquisition of new presses and the reorganization of content production. This $17.0 million charge includes an $11.0 million charge was recorded for termination benefits related to the elimination of production jobs at The London Free Press, The Toronto Sun, The Ottawa Sun and Le Journal de Montréal due to the acquisition of new presses, announced in August 2005. A $2.8 million charge was recorded for termination benefits in connection with the project to streamline newsgathering, announced in the second quarter of 2006, and the elimination of newsroom positions throughout the organization. Finally, a $3.2 million charge was recorded for termination benefits related to the elimination of jobs at The London Free Press, The Toronto Sun and Bowes Publishers. Quebecor Media also recorded a reserve for restructuring of operations, impairment of assets and other special charges in the amount of $1.9 million mainly in the Broadcasting segment in connection with a management reorganization.

        In 2006, Quebecor Media completed the repurchase of the totality of its outstanding Senior Notes and Senior Discount Notes, bearing interest at 11 1/8% and 13 3/4% respectively, for a total cash consideration of $1.4 billion, generating a $342.1 million loss on settlement of debt ($218.7 million net of income tax and non-controlling interest). This loss includes the amount by which the consideration paid exceeded the book value of the repurchased notes and the related cross-currency swap agreements, as well as the write-down of deferred financial expenses. Quebecor Media had made an initial repurchase of its Senior Notes in 2005, generating a loss on debt refinancing of $60.8 million ($41.0 million net of income tax). These repurchases were made as part of a refinancing that enables Quebecor Media and its subsidiaries to benefit from more advantageous interest rates. The loss on debt refinancing recognized in 2006 also includes a $0.5 million loss ($0.3 million net of income tax) recorded in connection with the partial repurchase by Sun Media Corporation of its Term Loan B on December 29, 2006.

        During the fourth quarter of 2006, Quebecor Media completed its annual impairment test on goodwill and on its broadcasting licenses. Based on the results, Quebecor Media determined that the carrying amount of the Broadcasting segment's goodwill and broadcasting licenses was impaired. The advertising revenue base of general-interest broadcasters is under pressure due to fragmentation of the television audience. Quebecor Media therefore reviewed its business plan and recorded a non-cash impairment charge totaling $180.0 million in 2006, including $148.4 million (without any tax consequences) for goodwill ($144.1 million net of non-controlling interest) and $31.6 million for its broadcasting licenses ($12.5 million net of income tax and non-controlling interest). See also note 13 to our audited consolidated financial statements included elsewhere in this prospectus.

        Quebecor Media recorded income tax credits in the amount of $52.6 million in 2006, compared with a $44.0 million income tax expense in 2005. The $96.6 million improvement resulted primarily from tax savings related to the $342.6 million loss on settlement of debt in 2006, compared with a loss of $60.0 million in 2005, as well as the impact of the reduction in the Canadian federal tax rate in 2006 and the elimination of Part I.3 Large Corporations Tax, which had a favorable impact of $15.0 million in 2006. In 2005, Quebecor Media recognized tax benefits totaling $24.1 million in connection with operating losses and previously unrecorded capital losses, including $15.9 million under a tax planning arrangement involving an exchange of tax benefits with Quebecor. Quebecor Media also recorded a future tax impact of $11.9 million in 2005 in connection with an increase in the tax rate in Québec.

        In 2006, Sun Media Corporation, in the Newspapers segment, completed a tax consolidation transaction under which Quebecor, the parent company of Quebecor Media, transferred tax losses worth $74.2 million to Sun Media Corporation for a $16.1 million cash consideration. As a result of this transaction, the Newspapers segment recorded future income tax assets of $24.5 million. The difference between the cash consideration paid and the future tax assets was recognized as a deferred credit which will reduce Sun Media Corporation's future tax expenses as the tax losses are used.

        Free cash flows from continuing operations were negative $71.7 million in 2006, compared with positive free cash flows from continuing operations of $158.4 million in 2005 (see Table 11). The $230.1 million decrease was mainly due to payment in 2006 of $197.3 million in accrued interest on the Senior Discount Notes as part of the refinancing carried out in January and July 2006. The impact of a $69.2 million increase in operating income in 2006 was more than offset by an $115.7 million increase in additions to property, plant and equipment.

Table 11
Free cash flows from continuing operations
(in millions of Canadian dollars)

	Twelve months ended December 31,
	2004	2005	2006
Cash flow from segment operations
Cable	$222.3	$194.7	$210.5
Newspaper	209.6	148.7	91.8
Broadcasting	70.4	42.5	33.4
Leisure and entertainment	19.4	20.1	16.1
Interactive technologies and communications	1.1	2.5	5.7
Internet/portals	3.7	9.8	11.4
Head Office and Inter-segment	(2.9)	1.0	7.8

	523.6	419.3	376.7
Cash interest expense(1)	(222.8)	(211.1)	(402.9)
Cash portion of restructuring of operation and other special charge	(2.0)	0.2	(18.6)
Current income tax	(20.9)	(19.0)	(5.4)
Other	9.8	(3.1)	1.8
Net change in non-cash balances related to operations	38.6	(27.9)	(23.3)

Free cash flow from (used in) operations	$326.3	$158.4	$(71.7)

(1)
Interest on long term debt, other interest and repayment of accrued interest on Senior Discount Notes, less investment income and interest capitalized to cost of property, plant and equipment.

Table 12
Reconciliation of free cash flows from continuing operations to cash flow provided by operations as disclosed in our financial statements
(in millions of Canadian dollars)

	Twelve months ended December 31,
	2004	2005	2006
Free cash flow from (used in) continuing operations	$326.3	$158.4	$(71.7)
Addition to property, plant and equipment	181.1	319.8	435.5
Proceeds from disposal of assets	(7.5)	(5.5)	(9.4)

Cash flow provided by continuing operations	$499.9	$472.7	$354.4

Table 13
Reconciliation of operating income to cash flows from segment operations
(in millions of Canadian dollars)

	Twelve months ended December 31,
	2004	2005	2006
Operating income	$697.2	$733.6	$802.8
Addition to property, plant and equipment	(181.1)	(319.8)	(435.5)
Proceeds from disposal of assets	7.5	5.5	9.4

Cash flows from segment operations	$523.6	$419.3	$376.7

Segmented Analysis

  Cable segment

        The Cable segment generated revenues of $1.31 billion in 2006, compared with $1.08 billion in 2005, a $229.2 million (21.2%) increase.

        The revenues of Videotron's digital residential television service, illico, excluding related services, rose by $82.4 million (44.5%) to $267.4 million in 2006. The strong performance of illico in 2006 has more than compensated for decreased revenues from analog cable television services. Combined revenues from all cable television services increased by $59.0 million (9.5%) to $677.3 million due to the impact of customer base growth, higher rates, and the favorable impact of the increase in illico's customer base on equipment sales and revenues from illico on Demand, pay TV and pay per view.

        illico had 623,600 customers at the end of 2006, compared with 474,600 at the end of 2005 (see Chart 4). The 149,000 (31.4%) increase is the largest annual customer base growth, in absolute terms, since the launch of the service in 1999. By comparison, illico recruited 140,900 and 92,800 net additional customers in 2005 and 2004 respectively. As of December 31, 2006, illico had a penetration rate (number of subscribers as a proportion of total subscribers to all cable television services) of 39.7% versus 31.5% a year earlier.

        Videotron's analog cable television services lost 82,700 customers in 2006, compared with decreases of 87,400 and 64,400 in 2005 and 2004 respectively. The combined customer base for all of Videotron's cable television services increased by 66,300 in 2006, compared with 53,500 in 2005 and 28,400 in 2004 (see Chart 4 below). The 2006 increase was the largest net annual increase in customers for cable television services since 1999.

Chart 4
Customer base for cable television services

        Videotron's Internet access services registered strong continued growth in 2006, posting revenues of $345.1 million, a $74.3 million (27.4%) increase over 2005. The improvement was mainly due to customer acquisition. The number of customers for cable Internet access services stood at 792,000 at the end of 2006, an increase of 154,000 (24.1%) from the end of 2005, a record for annual growth, in absolute terms, since the service was launched in 1998 (see Chart 5 below). By comparison, the Internet access service recruited 135,400 and 96,300 net additional customers in 2005 and 2004 respectively.

Chart 5
Customer base for cable Internet access

        Videotron's cable telephony service continued to register rapid growth in 2006. At the end of December 2006, the number of cable telephony customers stood at 397,800, an increase of 234,800 (144.0%) from year-end 2005 (see Chart 6 below). The cable telephony service generated total revenues of $107.4 million in 2006, an $86.3 million increase from $21.1 million in 2005.

        As of December 31, 2006, Videotron also had 11,800 lines for its wireless telephone service.

Chart 6
Customer base for cable telephone service

        Videotron's monthly average revenue per user (ARPU) increased by $9.51 (18.3%) from $51.86 in 2005 to $61.37 in 2006. By comparison, ARPU increased by $5.36 (11.5%) in 2005 over 2004.

        Le SuperClub Videotron recorded revenues of $55.9 million in 2006. The 0.9% increase from 2005 was mainly due to the acquisition of eight Jumbo Entertainment stores since April 2005 and higher revenues from retail sales, which were offset by lower revenues from rentals and royalties.

        The Cable segment's total operating income increased by $99.2 million (24.0%) from $413.3 million in 2005 to $512.5 million in 2006, mainly because of customer base growth for all services, increases in some rates, and a decrease in the unit cost of digital set-top boxes. These favorable factors more than offset the negative impact of increases in some operating expenses, including labour, charges related to the stock option plan, customer service, advertising and promotion, network maintenance and contributions to regulatory funds. The customer base growth accounted for a large portion of the increase in operating costs.

        The Cable segment's operating margin for all operations, i.e., operating income as a percentage of revenues, was 39.1% in 2006, compared with 38.3% in the previous year.

        As per Quebecor Media's accounting policies, revenues and costs related to equipment sales to customers are entered in full in the results as the transactions are made. It is a common industry practice to sell equipment at less than cost, often as part of promotions aimed at increasing customer recruitment and generating recurring revenues over an extended period. Table 14 below shows operating income before the cost of subsidies granted to customers on equipment sales and the impact on the segment's results.

Table 14
Cable segment
Operating income
(in millions of Canadian dollars)

	Twelve months ended December 31,
	2004	2005	2006
Operating income before cost of equipment subsidies to customers	$400.5	$450.0	$541.2
Cost of equipment subsidies to customers	(36.7)	(36.7)	(28.7)

Operating income	$363.8	$413.3	$512.5

        In 2006, cash flows from the Cable segment's operations amounted to $210.5 million, compared with $194.7 million in 2005, a $15.8 million increase (see Table 15 below). The positive impact of the $99.2 million increase in operating income was largely offset by an $82.7 million increase in additions to property, plant and equipment, partly as a result of investments in network modernization and the cable telephony project.

Table 15
Cable Segment
Cash flows from segment operations
(in millions of Canadian dollars)

	Twelve months ended December 31,
	2004	2005	2006
Operating income	$363.8	$413.3	$512.5
Addition to property, plant and equipment	(144.5)	(219.9)	(302.6)
Proceeds from disposal of assets	3.0	1.3	0.6

Cash flows from segment operations	$222.3	$194.7	$210.5

        On January 1, 2006, the operations of Videotron Telecom (formerly the Business Telecommunications segment) were incorporated into the Cable segment. Since then, the Cable segment has encompassed a full line of business telecommunications services, including telephone, high-speed data transmission, Internet access, hosting, and cable television services.

        Videotron increased the speed of its Internet access services several times in 2006:

  •
  On January 16, 2006, Videotron increased download and upload speeds on its basic cable Internet access service from 300 kbps to 600 kbps. On the Extreme High-Speed service, download speeds were increased from 6.5 mbps to 10 mbps.

  •
  On February 20, 2006, Videotron launched a new Extreme Plus High-Speed Internet service, which supports speeds of up to 16 mbps. On July 17, 2006, Videotron announced an increase in the speed of its Extreme

    Plus High-Speed Internet service from 16 mbps to 20 mbps. Videotron became the first major telecom provider in Canada to offer Internet access service of this speed throughout its service area.

  •
  On August 17, 2006, Videotron announced an increase in the speed of its High-Speed Internet service from 5.1 mbps to 7.0 mbps. The upgrade was phased in across Videotron's service area starting September 7, 2006.

  •
  On December 22, 2006, Videotron began testing a new technology that promises to substantially increase Internet access speed across its network. The technology will enable Videotron to offer customers throughout its service area speeds of up to 100 mbps, five times faster than its current Extreme High-Speed Internet service.

        On February 27, 2006, Videotron announced plans to invest $18.0 million in the Eastern Townships, Mauricie and Centre-du-Québec regions in order to upgrade its network to support new-generation technologies. The upgrade will increase bandwidth from 480 MHz to 860 MHz.

        On April 11, 2006, Videotron Business Solutions launched a new telephone service for small businesses. It offers attractive packages and the possibility of bundling all telecommunications services through one-stop shopping at Videotron.

        On August 10, 2006, Videotron launched a mobile wireless telephony service in the Quebec City area. Since then, the service has been completely rolled out throughout the Province of Québec. As of December 31, 2006, 11,800 lines had been activated.

  Newspapers segment

        In 2006, the Newspapers segment's revenues amounted to $928.2 million, compared with $915.6 million in 2005, a $12.6 million (1.4%) increase. Advertising revenues grew 3.1%, partly as a result of increases at the free dailies and the community newspapers. Circulation revenues decreased by 3.8%. Distribution, commercial printing and other revenues combined declined by 1.2%. At the community newspapers, revenues grew by $10.9 million (4.2%) in 2006. At the urban dailies, revenues increased by $1.7 million (0.3%). Within this group, the revenues of the free dailies in Montréal, Toronto, Vancouver and Ottawa increased by 55.0% from 2005.

        Operating income decreased by $14.6 million (-6.6%) from $222.2 million in 2005 to $207.6 million in 2006. At the urban dailies, operating income declined by $9.8 million (-6.0%). The higher revenues did not entirely offset increases in operating expenses, such as newsprint and distribution costs (including advertising and promotion expenditures aimed at increasing circulation at the Toronto Sun and Le Journal de Montréal) and charges related to the stock option plan. Labour costs were lower in 2006, mainly because of savings resulting from the labour dispute at Le Journal de Montréal. The combined operating losses of the free dailies decreased by 25.9%. At the community newspapers, operating income rose by $4.7 million (6.5%), mainly because of the higher revenues, which were partially offset by increases in operating expenses, including labour and distribution costs.

        Cash flows from the Newspapers segment's operations were $91.8 million in 2006, compared with $148.7 million in 2005 (see Table 16 below). The $56.9 million decrease reflects a $42.3 million increase in additions to property, plant and equipment, due to progress payments made to acquire six new presses to print some of Quebecor Media's newspapers and a $14.6 million decrease in operating income.

Table 16
Newspaper Segment
Cash flows from segment operations
(in millions of Canadian dollars)

	Twelve months ended December 31,
	2004	2005	2006
Operating income	$227.8	$222.2	$207.6
Addition to property, plant and equipment	(18.8)	(74.0)	(116.3)
Proceeds from disposal of assets	0.6	0.5	0.5

Cash flows from segment operations	$209.6	$148.7	$91.8

        On November 15, 2006, Sun Media Corporation launched two new free dailies in the Ottawa area, 24 Hours™ in English and 24 Heures in French.

        Construction of the printing plant in Saint-Janvier-de-Mirabel, Québec, is proceeding on schedule. The first press was commissioned on September 15, 2006 and is being used to print some Québec community newspapers. As of December 31, 2006, construction of the building and the mailroom was almost complete. On October 15, 2006, printing of The Ottawa Sun was also transferred in its entirety to that facility.

        In June 2006, Sun Media Corporation announced a plan to restructure its news production operations by introducing new content management technologies and streamlining the news gathering process. Sun Media expects to invest approximately $7.0 million in new technologies. During 2006, Sun Media recorded severance costs of $2.9 million relating to the elimination of the equivalent of 85 full-time editorial positions in operations across Sun Media's organization.

        Le Journal de Montréal was engaged in a labour dispute with its unionized pressroom employees between June 2006 and February 2007. While operating under difficult conditions, Le Journal de Montréal took all necessary steps to prevent the dispute from affecting the daily printing and distribution of the newspaper.

  Broadcasting segment

        The Broadcasting segment recorded revenues of $393.3 million in 2006, compared with $401.4 million in 2005, an $8.1 million (-2.0%) decrease. Revenues from broadcasting operations grew by $2.5 million (0.8%), mainly because of higher subscription revenues at the specialty channels (Mystère, Argent, Prise 2, LCN, MenTV and Mystery), revenues from broadcast rights and exclusive rights, revenues from commercial production, and advertising revenues at SUN TV. These increases more than offset a decrease in advertising revenues at the TVA Network. Distribution revenues declined by $7.4 million in 2006, primarily as a result of decreased revenues from theatrical and video releases of films. The theatrical releases in 2006, which included Slither and Guide de la petite vengeance, generated lower receipts than those released in 2005, which included the hits C.R.A.Z.Y and White Noise. The 2005 revenue figures also reflected strong results from the video releases of C.R.A.Z.Y and White Noise. Publishing revenues increased by $1.0 million (1.3%) in 2006.

        The Broadcasting segment generated operating income of $42.1 million in 2006, compared with $53.0 million in 2005, a $10.9 million (-20.6%) decrease. Operating income from broadcasting operations declined by $8.9 million (-16.0%). The higher revenues and the impact of cost-control measures at SUN TV, as well as improved profitability at the specialty channels and the settlement of certain disputes on favorable terms, were not enough to entirely offset the impact of decreased revenues and increases in operating expenses at the TVA Network, including content-related costs. Operating income from distribution operations decreased by $2.0 million, mainly because of weaker results from theatrical and video releases than in 2005. Operating income from publishing operations increased by $1.1 million compared with 2005. The improvement was mainly due to reductions in some operating costs, including printing and promotion. In 2005, substantial expenditures were made on content, advertising and marketing for the weekly magazines, in response to increased competition.

        In 2006, cash flows from the Broadcasting segment's operations were $33.4 million, compared with $42.5 million in 2005 (see Table 17 below). The $9.1 million decrease reflects a $10.9 million decrease in operating income and a $2.1 million decrease in proceeds from the disposal of assets, mainly due to the collection of a long-term account receivable in 2005. Those factors were partly offset by a $3.9 million decrease in additions to property, plant and equipment, mainly due to the conversion of analog equipment to digital and to the launch of two specialty channels (Argent and Prise 2) in 2005.

Table 17
Broadcasting Segment
Cash flows from segment operations
(in millions of Canadian dollars)

	Twelve months ended December 31,
	2004	2005	2006
Operating income	$80.5	$53.0	$42.1
Addition to property, plant and equipment	(10.1)	(12.9)	(9.0)
Proceeds from disposal of assets	—	2.4	0.3

Cash flows from segment operations	$70.4	$42.5	$33.4

        On November 24, 2006, TVA Publishing announced the acquisition of all the Trustmédia shares held by Transcontinental, thereby increasing its interest in the magazines TV Hebdo and TV 7 Jours to 100%.

        On February 9, 2006, TVA Group launched the digital specialty channel Prise 2 (formerly called Nostalgie), a national French-language Category Two specialty television service devoted to Québec and American classics.

  Leisure and Entertainment segment

        The revenues of the Leisure and Entertainment segment totaled $315.8 million in 2006, compared with $255.4 million in 2005. The $60.4 million (23.6%) increase was mainly due to the impact of the acquisition of Sogides in December 2005, as well as a 3.1% increase in the revenues of Archambault Group. Retail sales grew by 3.3% at Archambault Group, mainly because of the opening of Archambault stores in Gatineau, Boucherville and Quebec City in 2005. However, the favorable impact of the store openings was partially offset by lower same-store sales of CDs and videos, and decreased sales at the Camelot-Info stores, partly as a result of the closing of one store. Archambault Group's distribution revenues decreased by 6.9% because of delays in the release of recordings by certain artists in 2006, combined with the impact of the sale of the Trans-Canada division in the second quarter of 2006. Video-on-Demand revenues grew by 77.8% in 2006. The Books division's revenues rose, primarily as a result of the acquisition of Sogides. On a comparable basis, the Books division's revenues decreased because of fewer bestsellers in 2006 than in 2005 and lower textbook sales.

        The Leisure and Entertainment segment's operating income decreased by $7.7 million (-28.5%) to $19.3 million in 2006, compared with $27.0 million in 2005, because of weaker operating results, on a comparable basis, in the Books division. That was a result of the impact of lower revenues at the publishing houses, including the academic segment, unfavorable variances due to inventory adjustments in 2005 and 2006, as well as a decrease in operating income generated by Archambault Group, mainly due to lower distribution revenues, investments in production, and lower same-store sales of CDs and videos.

        Cash flows from the Leisure and Entertainment segment's operations were $16.1 million in 2006, compared with $20.1 million in 2005, a decrease of $4.0 million (see Table 18 below) mainly due to the $7.7 million decrease in operating income, which was partially offset by a $4.5 million decrease in additions to property, plant and equipment, mainly due to the opening of three Archambault stores in 2005.

Table 18
Leisure and Entertainment Segment
Cash flows from segment operations
(in millions of Canadian dollars)

	Twelve months ended December 31,
	2004	2005	2006
Operating income	$22.7	$27.0	$19.3
Addition to property, plant and equipment	(3.3)	(7.9)	(3.4)
Proceeds from disposal of assets	—	1.0	0.2

Cash flows from segment operations	$19.4	$20.1	$16.1

        A $1.5 million gain on disposal of a business was recognized in the Leisure and Entertainment segment in the second quarter of 2006 in relation to the disposal of the Trans-Canada division.

        The Books division's 2006 results were enhanced by strong bookstore sales of several best-selling titles, including Le Guide de l'auto 2007, published by Éditions du Trécarré (100,000 copies), Cuisiner avec les aliments contre le cancer by Dr. Richard Béliveau, published by Éditions du Trécarré (96,000 copies) and Passages obligés by Josélito Michaud, published by Éditions Libre Expression (84,000 copies).

  Interactive Technologies and Communications segment

        The revenues of the Interactive Technologies and Communications segment amounted to $73.9 million in 2006, compared with $65.1 million in 2005. The $8.8 million (13.5%) increase reflects the impact of the acquisition of Shanghai-based China Interactive in January 2006, Madrid-based Crazy Labs in July 2006, the recruitment of new customers and increased sales to existing customers.

        The segment's operating income increased by $3.6 million (92.3%) from $3.9 million in 2005 to $7.5 million in 2006. The impact of customer growth, higher operating margins and the recognition of federal research and development tax credits from previous years outweighed the unfavorable effect of exchange rate fluctuations and increases in some operating costs.

        In 2006, cash flows from the Interactive Technologies and Communications segment's operations were $5.7 million, compared with $2.5 million in 2005 (see Table 19 below). The increase of $3.2 million reflects a $3.6 million increase in operating income partly offset by a $0.4 million increase in additions to property, plant and equipment.

Table 19
Interactive Technologies and Communications Segment
Cash flows from segment operations
(in millions of Canadian dollars)

	Twelve months ended December 31,
	2004	2005	2006
Operating income	$2.3	$3.9	$7.5
Addition to property, plant and equipment	(1.2)	(1.4)	(1.8)

Cash flows from segment operations	$1.1	$2.5	$5.7

        On July 11, 2006, Nurun closed the acquisition of Crazy Labs, an interactive communications agency based in Madrid, Spain, for a total consideration of $5.9 million, including $5.1 million in cash and 215,680 Common Shares of Nurun (valued at $0.8 million). Founded in 2000, Crazy Labs has worked with local and international blue-chip clients such as Caja Madrid, Codorníu, Grupo Telefónica, Procter & Gamble, Nintendo, Vodafone, XBOX, Microsoft (MSN) and Warner Brothers in all phases of their interactive communications, from strategy to the design of their interactive advertisements and websites. This acquisition strengthens Nurun's presence in Spain, where it already had an office in Barcelona.

        On January 26, 2006, Nurun announced the closing of the acquisition of China Interactive, a Chinese interactive marketing firm. The acquisition further enhances Nurun's ability to deliver all its services to customers the world over, including the high-potential Asian market. Since 2000, China Interactive has worked with many prestigious companies and organizations such as Pepsi, L'Oréal, FAW-VW Audi, FAW-VW Volkswagen, Chivas Regal, Malibu, JCDecaux and Philips Electronics (Shanghai) Co. Ltd. On the closing date of the acquisition, Nurun disbursed $2.4 million in cash and issued 161,098 Nurun Common Shares as a consideration. The shares are subject to an escrow agreement and will be released by no later than July 3, 2007. The shares are valued at $0.6 million.

  Internet/Portals segment

        Canoe recorded total revenues of $64.9 million in 2006, a $14.9 million (29.8%) increase from $50.0 million in 2005. The revenues of the Progisia Informatique consulting division increased by 57.2% in 2006, mainly because of improved market positioning, as well as work done for subsidiaries of Quebecor Media. All revenue streams of the special-interest portals grew in 2006, resulting in an overall increase of 24.8%. Revenues at the general-interest portals increased by 11.2%, primarily as a result of higher advertising revenues.

        Operating income was $13.3 million in 2006, compared with $10.5 million in 2005. The $2.8 million (26.7%) growth was due primarily to the increase in revenues, partially offset by increases in some operating costs, including labour costs and advertising and promotion expenses.

        In 2006, cash flows from the Internet/Portals segment's operations totaled $11.4 million, compared with $9.8 million in 2005. The $1.6 million increase (see Table 20 below) reflects the $2.8 million increase in operating income partly offset by a $1.2 million increase in additions to property, plant and equipment, related primarily to spending on certain IT projects.

Table 20
Internet/Portals Segment
Cash flows from segment operations
(in millions of Canadian dollars)

	Twelve months ended December 31,
	2004	2005	2006
Operating income	$4.5	$10.5	$13.3
Addition to property, plant and equipment	(0.8)	(0.7)	(1.9)

Cash flows from segment operations	$3.7	$9.8	$11.4

        Canoe began redesigning its online classifieds site in 2006 to create a more effective site that is better integrated with Sun Media Corporation's newspapers, a major source of classified ads.

        Canoe logged 6.8 million unique visitors in November 2006, an all-time monthly record for the Canoe network (according to ComScore Media Metrix). By comparison, Canoe attracted 6.0 million unique visitors in November 2005 (according to ComScore Media Metrix).

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

        Quebecor Media developed its business and introduced successful new products and services in 2005. Customer growth and product line expansion in the Cable, Interactive Technologies and Communications and Internet/Portals segments helped increase Quebecor Media's revenues and profitability. The Cable segment's revenues broke through the $1 billion mark for the first time in 2005.

        Quebecor Media also announced major investments in its Newspapers segment and strategic acquisitions in its Broadcasting, Interactive Technologies and Communications, and Leisure and Entertainment segments in 2004 and 2005. Investments in new product launches and in market and product development by the Broadcasting and Newspapers segments impacted the results and cut into the growth recorded by the other segments.

        During 2005, Videotron phased-in a cable telephony service for residential customers. The popularity of its cable telephony service exceeded all expectations. Following the launch and the accompanying marketing campaign, Videotron recruited 163,000 customers for its new cable telephone service, 135,400 new customers for its cable Internet access service, 140,900 new customers for illico, and a net increase of 53,500 customers for all cable television services combined.

Results of Operations

        Quebecor Media's revenues increased by $240.5 million or 9.8% to $2.70 billion in 2005. All segments posted revenue increases: Cable ($142.7 million or 15.2%), Broadcasting ($43.4 million or 12.1%), Newspapers ($27.5 million or 3.1%), Internet/Portals ($15.5 million or 44.9%), Leisure and Entertainment ($13.7 million or 5.7%) and Interactive Technologies and Communications ($13.2 million or 25.4%).

        Quebecor Media's operating income rose by $36.4 million or 5.2% to $733.6 million in 2005 due to increases in the following segments: Cable ($49.5 million or 13.6%), Internet/Portals ($6.0 million or 133.3%), Leisure and Entertainment ($4.3 million or 18.9%) and Interactive Technologies and Communications ($1.6 million or 69.6%). Those increases were however partially offset by decreases in Broadcasting ($27.5 million or -34.2%) and Newspapers ($5.6 million or -2.5%).

        Net income was $96.5 million in 2005, an increase of $8.3 million (9.4%) from $88.2 million in 2004. The increase in operating income and the decrease in financial expenses more than offset the impact of the recording of a loss on debt refinancing of $41.0 million, net of income tax, in 2005.

        The amortization charge increased by $6.0 million from $225.9 million in 2004 to $231.9 million in 2005 as a result of significant investments in capital assets in 2005 and 2004.

        Financial expenses totaled $285.3 million in 2005 compared with $314.6 million in 2004, a $29.3 million decrease. Interest on Quebecor Media's long-term debt decreased by $11.4 million, primarily because of the impact of refinancing a portion of the notes issued by Quebecor Media (including a repayment made using Quebecor Media's cash and cash equivalents) and all the notes issued by CF Cable TV Inc., a subsidiary of Videotron, as well as the impact of prepayments resulting from an increase in the negative fair value of certain cross-currency swap agreements. As well, the loss on re-measurement of the Additional Amount payable totaled $10.1 million in 2005, compared with $26.9 million in 2004, a $16.8 million decrease. Finally, a $4.4 million loss was recognized in 2005 in respect of re-measurement of financial instruments, compared with an $8.0 million loss in 2004, a $3.6 million improvement.

        In 2005, Quebecor Media recorded a loss on settlement of debt in the amount of $60.0 million ($41.0 million net of income tax), in connection with the repurchase by Quebecor Media on July 19, 2005 of US$128.2 million principal amount of its Senior Notes and US$12.1 million principal amount at maturity of its Senior Discount Notes for a cash consideration of $215.3 million, including the redemption premium and the cost of settlement of the cross-currency swap agreements. The refinancing enabled Quebecor Media and its subsidiaries to benefit from more advantageous interest rates.

        In 2004, Quebecor Media recorded a gain on disposal of businesses and other assets of $9.3 million, resulting mainly from a gain on the transfer of Sun Media Corporation's 29.9% interest in CP24 as a consideration in respect of the acquisition of SUN TV.

        The income tax expense was $44.0 million in 2005, a $6.6 million increase from 2004. Under a tax planning arrangement involving an exchange of tax benefits with Quebecor, Quebecor Media recognized tax benefits in the amount of $15.9 million in 2005 in connection with capital losses related to the winding up of a subsidiary. Quebecor Media also recognized tax benefits totaling $8.2 million in 2005 related to previously unrecorded operating losses and capital losses. In 2004, $23.7 million in previously unrecorded tax benefits were recognized. In 2005, Quebecor Media also recorded a future tax impact in the amount of $11.9 million in connection with an increase in the tax rate in Québec. Finally, non-deductible expenses, primarily non-financial expenses, decreased in 2005 in comparison with 2004.

Segmented Analysis

  Cable segment

        The Cable segment recorded revenues of $1.08 billion in 2005, a $142.7 million (15.2%) increase. Revenues from illico, excluding related services, increased $54.8 million, for a growth rate of 39.5%, more than compensating for lower revenues from analog cable television. Revenues from all cable television services combined increased by $41.5 million (7.2%). Revenues from the Internet access service increased by $48.3 million (21.7%). Videotron's Internet telephone service, officially launched at the beginning of 2005, generated revenues of $21.1 million in 2005. Business services posted a $12.3 million revenue increase, mainly because of higher revenues from server hosting and management and from network solutions, due in large part to new contracts with Quebecor World.

        The customer base for illico grew by 140,900 or 42.2% to 474,600 in 2005. Videotron recorded a net gain of 53,500 customers for all its cable television services combined in 2005, compared with 28,400 in 2004. The number of customers for cable Internet access services increased by 135,400, or 26.9%, to 638,000 in 2005. The Internet telephone service recruited 163,000 customers in 2005. Videotron's net monthly average revenue per user (ARPU) increased by 11.5% to $51.86 in 2005, compared with $46.50 in 2004.

        Le SuperClub Videotron registered revenues of $55.4 million in 2005. The $7.1 million (14.6%) increase was mainly due to the favorable impact of the acquisition of Jumbo Entertainment in 2004, as well as higher retail sales, the opening of new stores and an increase in the number of franchised locations. These favorable factors were partially offset by a decrease in rental revenues.

        The Cable segment generated total operating income of $413.3 million in 2005, a $49.5 million (13.6%) increase due primarily to customer growth and the improved profitability of Videotron's services as a result of increases in some rates. These favorable factors offset the negative impact on profitability of increases in some operating expenses, including labour, advertising and promotion costs, some royalty expenses and statutory contributions. The new Internet telephone service launched at the beginning of 2005 accounted for a large portion of the increase in operating costs. Operating margin, stated as a percentage, was 38.3% in 2005, compared with 39.1% in 2004.

        At the beginning of 2005, Videotron and Videotron Telecom launched an IP-based telephone service. Videotron became the first major cable company in Canada to offer consumers cable telephone service.

        On September 20, 2005, Videotron announced a strategic agreement with Rogers Wireless, a subsidiary of Rogers Communications Inc., to enable Videotron to offer its customers wireless telephone service starting in 2006.

        With respect to labour relations, Videotron signed agreements with its employees on June 14, 2005 extending its collective agreements until 2009 in the Montréal and Quebec City areas, until 2010 in Saguenay-Lac-Saint-Jean, and until 2011 in Gatineau. The agreements enhanced Videotron's competitive positioning by giving it the increased operational flexibility needed to invest in network modernization and new product launches.

        In July 2005, Videotron announced plans to invest $29.0 million to upgrade its network and add bandwidth in the Quebec City area.

        On July 9, 2004, Le SuperClub Videotron closed the acquisition of virtually all the assets of Jumbo Entertainment for a cash consideration of $7.2 million. At the time of the acquisition, Jumbo Entertainment was operating a pan-Canadian chain of 105 video and games rental and retail stores.

  Newspapers segment

        The revenues of the Newspapers segment increased by $27.5 million (3.1%) to $915.6 million in 2005. Advertising revenues grew by 4.5% and distribution revenues also rose, while revenues from circulation and commercial printing decreased by 3.5% and 2.9% respectively. The revenues of the urban dailies grew by $14.5 million (2.2%) in 2005. The free dailies accounted for $8.6 million of the increase. At the community newspapers, revenues rose by $19.5 million (7.2%).

        Operating income decreased $5.6 million (-2.5%) to $222.2 million in 2005. At the urban dailies (excluding the free dailies), operating income decreased by $12.5 million (-6.6%). The revenue growth did not entirely offset increases in operating costs, including labour, distribution, promotion and marketing costs. The operating losses at the free dailies rose by 14.8% between 2004 and 2005. The increase in the operating loss attributable to the launch of 24 Hours™ in Vancouver in 2005 outweighed the decrease in the operating losses of the other free dailies. At the community newspapers, operating income increased by $9.0 million (14.3%), mainly because of higher revenues, which were partially offset by higher operating and circulation costs.

        In 2005, Quebecor Media announced an investment of more than $110 million to relocate and modernize Le Journal de Montréal printing plant, and another $110 million investment to build a new printing plant in Islington, in the Toronto area.

        In March 2005, Sun Media Corporation launched 24 Hours in Vancouver, its third free daily after the newspapers in Montréal and Toronto.

  Broadcasting segment

        The Broadcasting segment's revenues increased by $43.4 million (12.1%) to $401.4 million in 2005. Revenues from broadcasting operations rose by $35.6 million (13.1%) due to higher advertising revenues, including revenues from the SUN TV television station, acquired at the end of December 2004, the LCN channel, and the new Mystère and Argent channels, as well as higher commercial production revenues. Distribution revenues rose by $8.5 million, primarily because of revenues generated by the video release of White Noise and the success of the theatrical and video releases of the Québec feature C.R.A.Z.Y. Revenue from publishing operations increased by $0.9 million in 2005.

        Operating income totaled $53.0 million in 2005, compared with $80.5 million in 2004, a decrease of $27.5 million (-34.2%). Operating income from broadcasting operations declined by $12.9 million in 2005, mainly as a result of the operating losses at SUN TV and the newly launched specialty channels Mystère and Argent. The increase in revenues from comparable operations was partially offset by an increase in operating costs, including programming. Distribution operations generated $0.3 million in operating income in 2005, compared with a $1.8 million operating loss in 2004. The $2.1 million improvement was mainly due to the success of the films White Noise and C.R.A.Z.Y. Operating income from publishing operations declined by $15.4 million in 2005, primarily as a result of increased investment in content, advertising and marketing at the weekly magazines in response to increased competition.

        On December 2, 2004, TVA Group and Sun Media Corporation closed the acquisition of television station Toronto 1 (now SUN TV) for $43.2 million, following approval by the Canadian Radio-television and Telecommunications Commission ("CRTC"). The transaction included a total cash consideration of $35.0 million and the transfer of Sun Media Corporation's 29.9% interest in CablePulse24 ("CP24"), a Toronto all-news station.

  Leisure and Entertainment segment

        The Leisure and Entertainment segment's revenues increased by $13.7 million (5.7%) to $255.4 million in 2005. The Books division's revenues increased by 17.6% due to the strong performance of Groupe Livre Quebecor Media, which released a number of best-selling titles in 2005, and the strong results of academic publisher CEC Publishing. Archambault Group's revenues rose 3.3% in comparison with the previous year. Its retail sales grew by 9.3% as a result of improved sales of books and videos, and the addition of three new stores in 2005. This increase was partially offset by a decrease in distribution revenues as a result of delays in the marketing and sales of CDs by some artists.

        The segment's operating income was $27.0 million in 2005, a $4.3 million (18.9%) increase mainly attributable to the Books division and due primarily to the increase in the division's revenues. The positive impact on operating income of strong retail sales at Archambault Group was more than offset by the negative impact of delays in realizing distribution revenues.

        In December 2005, Quebecor Media closed the acquisition of Sogides for a cash consideration of $24.0 million plus an additional payment of $5.0 million contingent on the achievement of specified conditions in 2008. Sogides is a major Québec book publishing and distribution group which owns the publishing houses Les Éditions de l'Homme, Le Jour, Utilis, Les Presses Libres and Groupe Ville-Marie Littérature inc. (which includes L'Hexagone, VLB Éditeur and Typo), as well as Messageries ADP, the exclusive distributor of more than 160 Québec and European French-language publishing houses.

  Interactive Technologies and Communications segment

        In 2005, the revenues of the Interactive Technologies and Communications segment amounted to $65.1 million, a $13.2 million (25.4%) increase due to the recruitment of new customers in the government market, as well as in North America and Europe, increased sales to existing customers, and the contribution of Atlanta-based Ant Farm Interactive, acquired in April 2004. The segment's operating income increased by $1.6 million (69.6%) to $3.9 million in 2005, mainly because of revenue growth resulting from business development and the acquisition of Ant Farm Interactive, which more than offset increases in some operating costs.

        Nurun sold its entire interest in Mindready Solutions Inc. ("Mindready Solutions") in transactions that closed in May 2004 and March 2005.

        On April 28, 2004, Nurun closed the acquisition of Ant Farm Interactive, an interactive marketing agency located in Atlanta, Georgia, for a cash consideration of $5.4 million, plus additional payments contingent on the achievement of performance targets in the next three years and, subject to certain conditions, the issuance of Nurun Common Shares in 2007 or an equivalent cash consideration, at Nurun's option.

  Internet/Portals segment

        The revenues of the Internet/Portals segment totaled $50.0 million in 2005, a $15.5 million (44.9%) increase. The revenues of the Progisia Informatique consulting division increased by 83.5% in 2005, largely because of work done for subsidiaries of Quebecor Media. At the general-interest portals, revenues grew by 53.1%, primarily as a result of strong revenues from advertising sales and related sources. Revenues increased by 18.3% at the special-interest portals, due primarily to revenue growth at jobboom.com. Operating income more than doubled from $4.5 million in 2004 to $10.5 million in 2005. The $6.0 million (133.3%) increase was due primarily to the increase in revenues.

        In 2005, Canoe expanded its family of portals with the launch of micasa.ca, a site for buying and selling real estate.

Liquidity and Capital Resources; Financial Position

Sources and Uses of Liquidity and Capital Resources

        Our primary sources of liquidity and capital resources are:

  •
  Credit facilities available to Quebecor Media;

  •
  Distributions from our subsidiaries; and

  •
  Management fees.

        Our principal liquidity and capital resource requirements consist of:

  •
  Interest on long-term debt;

  •
  Operating expenses; and

  •
  Investment in the construction of new printing facilities and maintenance and upgrade of our networks.

Operating activities

        In the first nine months of 2007, continuing operations provided cash flows of $465.5 million, compared to $128.8 million in cash in the same period of 2006, a favorable variance of $336.7 million due primarily to the payment during the first nine months of 2006 of $197.3 million in accrued interest on Senior Discount Notes as part of the refinancing carried out in January 2006, as well as a $115.4 million increase in operating income and a $28.6 million favorable variance in non-cash balances related to operations.

        In the full year 2006, cash flows from continuing operations totaled $354.4 million, compared with $472.7 million in 2005. The $118.3 million reduction was mainly due to the payment of $197.3 million in accrued interest on the Senior Discount Notes as part of the refinancing carried out in 2006, partially offset by the impact of the $69.2 million increase in operating income and a reduction in the current income tax expense.

        In the full year 2005, cash flows from continuing operations amounted to $472.7 million, compared with $499.9 million in 2004, a $27.2 million decrease. The net change in non-cash balances related to operations used funds in the amount of $27.9 million in 2005, whereas it provided $38.6 million in 2004. The unfavorable variance of $66.5 million more than offset the favorable impact of the $36.4 million increase in operating income.

Financing activities

  First nine months of 2007

        Quebecor Media's consolidated debt (excluding the Additional Amount payable to The Carlyle Group for the beginning-of-period balance) increased by $218.6 million in the first nine months of 2007.

        On August 8, 2007, Quebecor Media drew $415.9 million on a new senior bridge credit facility entered into in order to finance the acquisition of Osprey Media. As part of the acquisition, Quebecor Media also assumed Osprey Media's debt, which amounted to approximately $165.6 million. On July 23, 2007, Quebecor Media exercised its option to pay down the Additional Amount payable to The Carlyle Group for a total of $127.2 million.

        The increase in debt related to the acquisition of Osprey Media and repayment of the Additional Amount payable was partially offset by the favorable impact of the exchange rate, estimated at $355.2 million, and the $65.5 million favorable impact of the adoption of new accounting standards on financial instruments and hedge accounting (as discussed under "— Changes in Accounting Policies" below). The decrease in debt related to changes in the exchange rate is however generally offset by an increase in the value of the cross-currency swap agreements entered under "Derivative financial instruments." The value of liabilities related to derivative financial instruments (including cross-currency and interest rate swap agreements) increased from $231.3 million as of December 31, 2006, or $320.2 million following the adoption on January 1, 2007 of new accounting standards for financial instruments and hedge accounting, to $666.6 million as of September 30, 2007. Funds generated by operations also made it possible to reduce drawings on the revolving bank credit facilities of Videotron and TVA Group by $18.5 million and $26.0 million respectively. Quebecor Media and Sun Media Corporation made mandatory debt repayments totaling $19.4 million.

        The senior bridge credit facility of up to $500.0 million used to finance the acquisition of Osprey Media bore interest at bankers' acceptance rate or prime rate, plus an applicable premium in each case, and was junior to any secured debt of Quebecor Media. The advances drawn on this facility were repaid in full on October 9, 2007, following the issuance of the old notes in an aggregate principal amount of US$700.0 million (see below), and this senior bridge credit facility was cancelled on that date.

        The Osprey Media debt assumed at the date of the acquisition included a $65.0 million revolving credit facility and a $133.3 million term loan, each maturing in January 2011. On September 28, 2007 Osprey Media, Osprey Media Income Fund and 4411986 Canada Inc., as borrowers, entered into a Fourth Amended and Restated Credit Agreement providing for a $133.3 million term facility and a $65.0 million revolving credit facility. The credit facilities bear interest at banker's acceptance rate plus an applicable premium, based on predetermined financial ratios, and contain provisions concerning, among other things, financial ratios and restrictions on the declaration and payment of distributions. The credit facilities are secured by the assets of Osprey Media and its subsidiaries. As of September 30, 2007, $27.0 million was drawn on the $65.0 million revolving credit facility.

        On October 5, 2007, Quebecor Media completed a placement of US$700.0 million aggregate principal amount of senior notes. The senior notes were sold at a price equivalent to 93.75% of face value, bear 7 3/4% interest

(an effective rate of 8.81%) and mature on March 15, 2016. Quebecor Media used the net proceeds of US$672.9 million (including accrued interest of $16.6 million) from the placement, as well as its cash and cash equivalents, to repay $420.0 million drawn on the senior bridge credit facility entered into to finance the acquisition of Osprey Media, to repay US$179.7 million outstanding under Sun Media Corporation's Term Loan B, and to settle the $106.0 million liability related to derivative financial instruments connected to the Sun Media Corporation Term Loan B. The new senior notes were offered on a private placement basis principally in the United States. Pursuant to the terms and conditions set forth in a registration rights agreement, Quebecor Media undertook to exchange these privately placed notes for notes registered with the U.S. Securities Exchange Commission. Quebecor Media intends the registration statement relating to this prospectus to satisfy these obligations.

  2006 financial year

        In 2006, Quebecor Media's consolidated debt (excluding the Additional Amount payable to The Carlyle Group) increased by $270.8 million to $2.82 billion.

        During the first and third quarters of 2006, Quebecor Media refinanced the entirety of its Senior Notes due 2011 and Senior Discount Notes due 2011. The refinancing entailed disbursements exceeding the book value of the repurchased notes, including repayment of liabilities related to cross-currency swap agreements and disbursements related to the loss on debt refinancing and swap agreements, by $380.0 million, which was financed by issuing long-term debt. Quebecor Media also used a portion of the net proceeds from the refinancing for general corporate purposes. On April 12, 2006, Quebecor Media contracted a €59.4 million loan to finance certain investment projects. Since the refinancing on January 17, 2006, the balance of Videotron's revolving credit facility has been reduced by $188.0 million, using cash flows provided by operating activities, and repayments totaling $39.0 million have been made with respect to the bank credit facilities of Sun Media Corporation and Quebecor Media.

        On January 17, 2006, Quebecor Media closed a major refinancing of its long-term debt. The refinancing consisted of two primary stages: i) the issuance of US$525.0 million aggregate principal amount of 7 3/4% Senior Notes due March 2016 (the net interest rate in Canadian dollars, considering the cross-currency swap agreements, is 7.39%), and ii) the refinancing of Quebecor Media's bank credit facilities through the establishment of a Term Loan A credit facility in the amount of $125.0 million, maturing in January 2011, a Term Loan B credit facility in the amount of US$350.0 million, maturing in January 2013, and a five-year revolving credit facility in the amount of $100.0 million, maturing in January 2011. The proceeds from Quebecor Media's new Senior Notes, the full amount of its new Term Loans A and B, and amounts received from its subsidiaries ($237.0 million from Videotron, drawn on its existing revolving credit facilities, and $40.0 million from Sun Media Corporation, drawn on a new credit facility obtained as part of an amendment to its existing credit facilities), were used to finance the repurchase of US$561.6 million aggregate principal amount of its Senior Notes due 2011 and US$275.6 million aggregate principal amount of its Senior Discount Notes due 2011, or 95.7% and 97.4% respectively of the notes issued and outstanding at that date. Quebecor Media used the remainder of the net proceeds from the refinancing for general corporate purposes. Since the repurchased Senior Notes due 2011 had been issued at higher rates, Quebecor Media's financial expenses will be significantly reduced in comparison with the expenses that would otherwise have been incurred. On July 15, 2006, Quebecor Media purchased the balance of its outstanding Senior Notes due 2011 and Senior Discount Notes due 2011.

        In respect of these repurchases, Quebecor Media recognized a $342.1 million loss on debt refinancing in 2006 ($218.7 million net of income tax). This loss includes the amount by which the total $1.4 billion consideration paid exceeded the book value of the notes and the related cross-currency swap agreements, as well as the write-down of deferred financing expenses. The new notes were offered and sold on a private-placement basis, exempt from the registration requirements of the Securities Act. On May 8, 2006, Quebecor Media filed a registration statement with respect to an exchange offer under which notes registered with the U.S. Securities Exchange Commission were offered in exchange without novation for the privately-placed notes. Quebecor Media completed this exchange on July 14, 2006. The registered notes have substantially identical terms and conditions to those issued on a private placement basis.

        On April 12, 2006, Quebecor Media announced the signing of a credit agreement for a long-term credit facility for the Canadian dollar equivalent of €59.4 million, due in 2015. Drawings under this credit facility are being used by Quebecor Media to finance the purchase of six MAN Roland rotary presses to print some of Quebecor Media's newspapers and other products. This facility, related to a German export financing program, provides Quebecor Media with financing at a very attractive cost. It is secured by, among other things, a first-ranking hypothec on Quebecor Media's movable assets.

        On April 27, 2006, Sun Media Corporation's bank credit facility was amended to reduce the interest rates applicable on its Term Loan A credit facility and on U.S. dollar advances made under its Term Loan B credit facility by 0.50% and 0.25% respectively. As of December 31, 2006, the aggregate amount outstanding under the Term Loan B credit facility was $211.4 million.

        On December 29, 2006, Sun Media Corporation prepaid a portion of its Term Loan B for US$15.0 million and closed out the corresponding portion of its hedge agreements. A $0.5 million loss ($0.3 million net of income tax) was recorded in connection with this transaction.

  2005 financial year

        During the 2005 financial year, Quebecor Media's consolidated debt (excluding the Additional Amount payable) was reduced by $2.9 million.

        During the third quarter of 2005, Videotron closed a private placement of Senior Notes. The $205.1 million net proceeds primarily were used, along with Quebecor Media's cash assets, to finance the repurchase of Senior Notes issued by the CF Cable TV subsidiary with a book value of $93.1 million, and the repurchase by Quebecor Media of its Senior Notes and Senior Discount Notes with a book value of $167.7 million. TVA Group drew down $72.2 million on its revolving credit facility to finance the repurchase of its shares. However, the net increase in debt caused by the transactions described above and the effect of discount amortization were more than offset by the favorable impact of the exchange rate on the debt denominated in a foreign currency. The decrease in debt related to changes in the exchange rate was offset by an equal increase in the value of the cross-currency swap agreements entered under "Other liabilities."

        Because of the increase in the negative fair value of certain cross-currency swap agreements, Quebecor Media had to make prepayments totaling $75.9 million during 2005 ($197.7 million in 2004). These prepayments were financed from Quebecor Media's cash assets and were applied against other liabilities related to the cross-currency swap agreements.

        On September 16, 2005, Videotron successfully closed a private offering of US$175.0 million aggregate principal amount of its 6 3/8% Senior Notes due December 15, 2015, which were sold at a slight discount (99.5%) and resulted in an effective yield of 6.44% (the net interest rate in Canadian dollars, taking into account cross-currency swap arrangements, was 6.05%). The net proceeds from the sale of the Senior Notes totaled $205.1 million (US$174.1 million), before transaction fees of $3.8 million. On February 6, 2006, the notes issued on a private-placement basis were exchanged for SEC-registered notes with substantially identical terms and conditions.

        On July 19, 2005, Quebecor Media purchased US$128.2 million in aggregate principal amount of its Senior Notes and US$12.1 million in aggregate principal amount at maturity of its Discount Notes, bearing interest at 11 1/8% and 13 3/4% respectively, under offers dated June 20, 2005. Quebecor Media paid a cash consideration of $215.3 million to purchase the notes, including the redemption premium and the cost of settlement of the cross-currency swap agreements. Quebecor Media therefore recognized a $60.8 million loss on debt refinancing ($41.0 million net of income tax), including the amount by which the disbursements exceeded the book value of the notes and the cross-currency swap agreements, as well as the write-down of deferred financial expenses. The refinancing enabled Quebecor Media and its subsidiaries to benefit from more advantageous interest rates.

        On July 15, 2005, Videotron repurchased the 9 1/8% Senior Notes due in 2007 issued by its CF Cable TV subsidiary for a cash consideration of $99.3 million, including the cost of terminating the related cross-currency swap arrangements. In connection with this transaction, Videotron recognized a $0.8 million gain on settlement of debt in the third quarter of 2005.

        In the second quarter of 2005, TVA Group amended the credit agreement governing its revolving credit facility. The maturity date was extended to June 15, 2010, and the amount of the facility was increased from $65.0 million to $160.0 million.

Investing Activities

        In the first nine months of 2007, additions to property, plant and equipment totaled $300.4 million, compared with $327.3 million in the same period of 2006, a $26.9 million decrease. This decrease was due primarily to substantial installment payments made in the first nine months of 2006 under contracts to acquire six new MAN Roland presses, used to print some of Quebecor Media's newspapers and other products. This favorable variance was partially offset by increased investments in network capacity and modernization in the first nine months of 2007 by the Cable Segment.

        Year-to-date business acquisitions (including buyouts of minority interests) amounted to $436.5 million, compared with $9.3 million during the same period of 2006. The substantial increase was mainly due to the acquisition of Osprey Media for a total cash consideration of $414.4 million (excluding assumed liabilities).

        In the full year 2006, additions to property, plant and equipment totaled $435.5 million, compared with $319.8 million in 2005. The $115.7 million increase was mainly due to installment payments made under contracts to acquire six new MAN Roland presses to print some of Quebecor Media's newspapers and other products, as well as investments by Videotron in its network, including capital expenditures for network modernization and the IP telephony project.

        Business acquisitions (including buyouts of minority interest) decreased by $100.0 million from $110.5 million in 2005 to $10.5 million in 2006. The reduction was mainly because of the repurchase of 3,739,599 Class B Non-Voting Shares by TVA Group in 2005 for a cash consideration of $81.9 million under a Substantial Issuer Bid dated May 19, 2005. Also in 2005, Quebecor Media acquired Sogides for a cash consideration of $24.0 million and other considerations.

        Additions to property, plant and equipment totaled $319.8 million in 2005, compared with $181.1 million in 2004. The $138.7 million increase was mainly due to installment payments made under contracts to acquire six new presses, as well as investments by Videotron in its network and investments in new Archambault stores.

        Business acquisitions (including buyouts of minority interest) decreased by $2.0 million from $112.5 million in 2004 to $110.5 million in 2005.

Financial Position

        As of September 30, 2007, Quebecor Media and its wholly-owned subsidiaries had cash, cash equivalents and liquid investments with remaining maturities greater than three months totaling $5.6 million. Quebecor Media and its wholly-owned subsidiaries also had unused lines of credit of $501.7 million available, for total available liquid assets of $507.3 million.

        At September 30, 2007, consolidated debt totaled $3.04 billion, compared with $2.82 billion at December 31, 2006 (excluding the Additional Amount payable), a $218.6 million increase (see discussion above under "Financing Activities"). Consolidated debt included Videotron's $949.9 million debt ($1.04 billion at December 31, 2006), Sun Media Corporation's $396.9 million debt ($486.7 million at December 31, 2006), Osprey Media's $160.3 million debt (company acquired in August 2007), TVA Group's $72.3 million debt ($96.5 million at December 31, 2006), and Quebecor Media's corporate debt of $1.46 billion ($1.20 billion at December 31, 2006).

        On each of February 19, May 7, August 6 and September 17, 2007, the Board of Directors of Quebecor Media declared aggregate dividends on its common shares in the amount of $11.25 million, for a total of $45.0 million, which were paid on February 20, May 8, August 7 and September 18, 2007, respectively. On November 6, 2007, the Board of Directors of Quebecor Media declared a dividend of $65.0 million (paid on November 7 and 8, 2007) on its common shares, bringing the aggregate dividends declared and paid in 2007 to $110.0 million.

        Management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover planned cash requirements for capital investments, working capital, interest payment, debt repayment, pension plan contributions and dividends (or distributions). The Company has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly-owned subsidiaries, and through the dividends paid by the subsidiaries listed on the Stock Exchange, including TVA Group.

        Pursuant to its financing agreements, the Company and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these agreements include the debt service coverage ratio and the leverage ratio (long-term debt over operating income). As of September 30, 2007, the Company was in compliance with all required financial ratios.

Contractual Obligations

        At September 30, 2007, material contractual obligations included capital repayment and interest on long-term debt, operating lease arrangements, capital asset purchases and other commitments, and obligations related to derivative financial instruments. These obligations are summarized in the table below.

Contractual obligations as of September 30, 2007
(in millions of Canadian dollars)

	Total	Less than 1 year	1-3 years	3-5 years	5 years and more
Long-term debt	$3,097.0	$26.3	$531.1	$213.9	$2,325.7
Interest payments(1)	1,704.7	250.8	473.6	435.0	545.3
Operating leases	159.5	48.7	58.2	30.6	22.0
Capital asset purchases and other commitments	158.8	88.7	66.2	3.9	—
Derivative financial instruments	560.4	1.8	93.9	1.2	463.5

Total contractual obligations	$5,680.4	$416.3	$1,223.0	$684.6	$3,356.5

(1)
Estimate of interest to be paid on long-term debt based on interest rates and foreign exchange rates at September 30, 2007.

        Quebecor Media is investing in two capital projects involving the modernization and relocation of some of its printing operations in Québec and Ontario, including acquisition of six new presses and state-of-the-art inserting and shipping equipment. As of September 30, 2007, the outstanding balance of commitments related to these projects was $73.9 million.

        Newsprint represents a significant input and component of operating costs for the newspaper segment. The segment sources its newsprint needs through one newsprint producer. The supply agreement with this producer expired on December 31, 2006, although it has continued to supply newsprint to us on the same terms. We are currently negotiating the renewal of this agreement. The agreement provided for discounts on prevailing market prices and contained a minimum annual purchase commitment of 15,000 tonnes of newsprint. There can be no assurance that we will be able to renew this agreement on terms as favorable or at all.

        In connection with the acquisition of TVA Group in 2001 and SUN TV in 2004, Quebecor Media made commitments to invest $58.2 million in the Canadian television industry and the Canadian telecommunications industry over a period ending in 2010 in order to promote Canadian television content and the development of communications. As at September 30, 2007, the balance to be invested amounted to $6.3 million.

The Carlyle Group

        On December 22, 2003, Quebecor Media closed an agreement to acquire all the Preferred Shares held by The Carlyle Group in 3662527 Canada Inc., the parent company of Videotron Telecom, for a consideration with an estimated value of $125.0 million at closing. On the same date, a $55.0 million payment was made to The Carlyle Group. The Additional Amount payable fluctuated as a function of the value of Quebecor Media's common shares based on a formula set forth in the share purchase agreement.

        At the date of the transaction, both parties had agreed that the initial value of the Additional Amount payable was $70.0 million. As at March 31, 2007, the Additional Amount payable was valued at $127.2 million ($122.0 million as at December 31, 2006), and on July 23, 2007, Quebecor Media exercised its option to pay in full the Additional Amount payable to The Carlyle Group for total cash consideration of $127.2 million.

Financial instruments

        Quebecor Media uses a number of financial instruments, mainly cash and cash equivalents, trade receivables, temporary investments, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt and derivative financial instruments. As of September 30, 2007, the carrying value of derivative financial instruments is equal to their fair value. The carrying amount of these other financial instruments, except for long-term investments and long-term debt, approximates their fair value due to their short-term nature. The fair value of long-term debt is estimated based on discounted cash flows using period-end market yields of similar instruments with the same maturity. The fair value of temporary investments and long-term investments is based on market value.

        In the normal course of business, Quebecor Media and its subsidiaries are exposed to fluctuations in interest rates and exchange rates. Quebecor Media and its subsidiaries manage this exposure through staggered maturities and an optimal balance of fixed- and variable-rate debt.

        As at September 30, 2007, Quebecor Media was using derivative financial instruments to manage its exchange rate and interest rate exposures. Quebecor Media has entered into foreign exchange forward contracts and cross-currency swap arrangements to hedge the foreign currency risk exposure on the entirety of its U.S. dollar-denominated long-term debt. Quebecor Media also uses interest rate swaps in order to manage the impact of interest rate fluctuations on its long-term debt.

        Quebecor Media has also in the past entered into currency forward contracts in order to hedge the planned purchase, in U.S. dollars, of digital set-top boxes, modems and other equipment in the Cable segment, and for other purposes. In addition, Quebecor Media has in the past entered into currency forward contracts in order to hedge the contractual installments, in euros and Swiss Francs, on purchases of printing presses and related equipment.

        Quebecor Media does not hold or use any derivative instruments for trading purposes.

        During the second quarter of 2004, Quebecor Media determined that one of its cross-currency interest rate swap agreements had ceased to be an effective hedge, according to the criteria established by accounting standards. Consequently, Quebecor Media ceased to use hedge accounting for this derivative instrument. The instrument has a notional value of US$155.0 million, covers the period 2008 to 2013, has a nominal annual interest rate of 7 5/8%, and an effective annual interest rate equal to the 3-month bankers' acceptance rate plus 3.7%. Management believes that this cross-currency interest rate swap agreement remains suitable to Quebecor Media's needs, based on current economic criteria.

        Some of Quebecor Media's cross-currency swap agreements were subject to a floor limit on negative fair value, below which Quebecor Media could be required to make prepayments to reduce the lender's exposure. The prepayments were offset by equal reductions in Quebecor Media's future payments under the agreements. The portion of the reductions in commitments related to interest payments was accounted for as a reduction in financial expenses. Prepayments were applied against liabilities related to derivative financial instruments on the balance sheet.

        Due to the increase in the negative fair value of certain cross-currency swap agreements during 2005 and 2004, Quebecor Media had to make prepayments totaling $75.9 million and $197.7 million respectively. These prepayments were financed from Quebecor Media's cash assets and credit facilities. All the cross- currency swap arrangements subject to a floor limit on negative fair market value were closed out as part of the refinancing carried out on January 17, 2006.

        In addition, certain cross-currency interest rate swaps entered into by Quebecor Media and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then fair market value.

Fair Value of Derivative Financial Instruments

        The fair value of derivative financial instruments is estimated using period-end market rates and reflects the amount Quebecor Media would receive or pay if the instruments were terminated at those dates.

Fair value of derivative financial instruments
(in millions of Canadian dollars unless otherwise indicated)

		September 30, 2007
		Notional value	Fair value asset (liability)
Derivative financial instruments
Interest rate swap agreements		$75.0	$—
Foreign-exchange forward contracts
— In US$	US$	67.2	(7.0)
— In €		€13.0	(0.4)
— In CHF	CHF	10.6	(0.2)
Cross-currency interest rate swap agreements	US$	2,079.4	(658.2)

        In the first nine months of 2007, Quebecor Media recorded a $43.4 million loss on derivative financial instruments for which hedge accounting is not used ($13.7 million loss in the same period of 2006). A foreign-exchange gain of $28.8 million ($9.5 million in the first nine months of 2006) was recognized in connection with the financial instruments hedged by the derivatives. During the first nine months of 2007, Quebecor Media recorded a $10.1 million gain on the ineffective portion of fair value hedging relationships. Finally, a $0.5 million loss was recorded under other comprehensive income in the first nine months of 2007 in relation to cash flow hedging relationships.

        In 2006, Quebecor Media recorded a $4.1 million loss on derivative financial instruments for which hedge accounting is not used ($13.1 million loss in 2005 and $30.2 million loss in 2004). A foreign-exchange gain of $2.9 million ($8.7 million gain in 2005 and $22.1 million gain in 2004) was recognized in connection with the financial instruments hedged by the derivatives.

Related Party Transactions

        The following describes transactions in which Quebecor Media and its directors, executive officers and affiliates are involved. Quebecor Media believes that each of the transactions described below was on terms no less favorable to Quebecor Media than could have been obtained from independent third parties.

Management arrangements

        Quebecor has entered into management arrangements with Quebecor Media. Under these management arrangements, Quebecor and Quebecor Media provide mutual management services on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of our executive officers who also serve as executive officers of Quebecor. In the first nine months of 2007, Quebecor Media received a total of $2.25 million in management fees from Quebecor, the same amount as in the first nine months of 2006.

        In the first nine months of 2007, Quebecor Media also paid management fees of $0.5 million and $0.4 million respectively to its shareholders Quebecor and Capital CDPQ, the same amounts as for the first nine months of 2006.

        In 2006, Quebecor Media received a total of $3.0 million in management fees from Quebecor, the same amount as in 2005 and 2004.

        In 2006, Quebecor Media also paid management fees of $0.6 million and $0.5 million respectively to its shareholders, Quebecor and Capital CDPQ. In 2005, Quebecor Media paid aggregate management fees and guarantee fees of $1.2 million and $1.0 million respectively to its shareholders, Quebecor and Capital CDPQ ($1.0 million and $0.8 million respectively in 2004). The guarantee fees relate to Quebecor Media's $135.0 million credit facility (reduced to $75.0 million in June 2005 and repaid and terminated on January 17, 2006), which was guaranteed by Quebecor and Capital CDPQ in proportion to their respective interest in Quebecor Media until January 17, 2006. An annual fee equivalent to 1.0% of the credit facility was payable to the guarantors in this respect.

Lease arrangements

        Quebecor and other related parties lease office space to Quebecor Media. In the first nine months of 2007, the aggregate rent expense paid to Quebecor and other related parties was $1.9 million, compared with $2.8 million for the same period of 2006.

        In 2006, the aggregate rent expense paid to Quebecor and other related parties was $2.7 million, compared with $2.6 million for 2005 and $3.7 million in 2004.

Commercial printing and other services

        Quebecor Media and its subsidiaries have incurred expenses for commercial printing and other services and have earned revenue for advertising and other services as part of transactions with Quebecor World Inc. ("Quebecor World"), which is also a subsidiary of Quebecor, and other affiliated companies. Quebecor Media conducts all of its business with Quebecor World and affiliated companies on a commercial, arms-length basis and records the transactions at the exchange value. The aggregate purchases from Quebecor World and the affiliated companies amounted to $44.9 million for the first nine months of 2007 ($56.1 million in the first nine months of 2006). The total revenues from Quebecor World and affiliated companies were $13.3 million for the first nine months of 2007 ($13.8 million in the first nine months of 2006).

        The aggregate purchases from Quebecor World and affiliated companies were $86.9 million in 2006 ($88.4 million in 2005 and $75.1 million in 2004). The total revenues from Quebecor World and affiliated companies were $18.1 million in 2006 ($21.7 million in 2005 and $11.1 million in 2004).

        On October 11, 2007, Quebecor Media acquired a building from Quebecor World for a total net consideration of $62.5 million. At the same time, Quebecor World signed a long-term operating lease with Quebecor Media to rent part of the building for a 17-year period. The two transactions were settled by means of the payment of a net cash consideration of $43.9 million to Quebecor World on the transaction date, and an undertaking by Quebecor Media to pay a sale price balance of $7.0 million in 2013. The building houses three new presses owned by Quebecor Media and used to print some of its Ontario newspapers.

        During the first nine months of 2007, Nurun, Interactive Technologies and Communications segment, received interest of $0.7 million ($0.7 million for the same period of 2006). As at September 30, 2007, cash and cash equivalents totaling $18.9 million ($20.4 million as at September 30, 2006) have been invested by Nurun on a revolving basis in Quebecor under the terms of an agreement for the consolidation of bank operations. These advances on demand bear interest at prime rate less 1.4%.

        During the year ended December 31, 2006, Nurun, Interactive Technologies and Communications segment, received interest of $0.9 million ($0.8 million in 2005 and $0.7 million in 2004) from Quebecor Inc. As at December 31, 2006, cash and cash equivalents totaling $20.2 million ($22.3 million as at December 31, 2005) have been invested on a revolving basis in Quebecor under the terms of an agreement for the consolidation of bank operations. These advances on demand bear interest at prime rate less 1.4%.

        In 2000, Nurun entered into a strategic agreement with Quebecor World. The agreement included a commitment from Quebecor World to use Nurun services for a minimum of US$40 million over a five-year period. In 2004, an addendum was made to the agreement, extending the term for another five years from the date of the addendum. In addition, the minimum service revenues of US$40 million committed by Quebecor World were modified to include services directly requested by Quebecor World, as well as business referred, under certain conditions, to Nurun by Quebecor World. Finally, if the aggregate amount of the service revenues for the term of the agreement is lower than the minimum of US$40 million, Quebecor World has agreed to pay Nurun an amount to equal to 30% of the difference between the minimum guaranteed revenues and the aggregate amount of revenues. As of September 30, 2007, the cumulative services registered by Nurun under this agreement amounted to US$24.3 million.

        In 2004, Quebecor World reached an agreement with Videotron Telecom, which was merged in the Cable segment on January 1, 2006, to outsource certain of its information technology infrastructure for a period of seven years. Under this agreement, amended on January 1, 2007, Videotron provides infrastructure services in support of hosting server based applications in the Videotron data centers and services related to computer operations, production control, technical support, network support, regional support, desktop support for certain sites, help-desk and corporate assistance, firewall and security support, business continuity and disaster recovery and voice and video support. The monthly revenues for such services are approximately $1.0 million, for an annual total of approximately $12.0 million. The term of the agreement is through June 30, 2011.

        In 2005, Quebecor Media acquired certain assets of Quebecor World, for a cash consideration of $3.3 million ($1.4 million paid in cash and an estimated balance payable of $1.9 million). The transaction was recorded at the book value of the transferred assets.

Tax benefit transactions

        In each of the years ended December 31, 2006 and 2004, some of Quebecor Media's subsidiaries acquired tax benefits amounting to $6.5 million and $12.9 million, respectively, from Quebecor World Inc., a company under common control, that were recorded as income taxes receivable. These transactions allowed Quebecor Media to realize a gain of $0.4 million and $0.1 million (net of non-controlling interest), respectively, which was recorded as contributed surplus. In the second quarter of 2007, additional tax benefits of $10.5 million have been recognized in the statement of income as a reduction of income tax expenses, since Bill C-33, which contains the new deduction multiple applied on the tax benefits bought in 2006 and prior years, passed third reading in the Canadian House of Commons on June 15, 2007.

        On December 14, 2005, Quebecor Media entered into a tax consolidation transaction by which Quebecor Media transferred $192.0 million of capital losses to its parent company for a cash consideration of $15.9 million. In addition, in 2006, Quebecor, the parent company, transferred to Quebecor Media's subsidiary, Sun Media Corporation, $74.2 million of non-capital losses in exchange of a cash consideration of $16.1 million. These transactions were recorded at the exchange amounts. As a result, Quebecor Media has recorded a reduction of $15.9 million of its income tax expense in 2005, a reduction of $4.2 million of its income tax expense for the nine-month period ended September 30, 2007, expects to reduce its income tax expense for the three-month period ending December 31, 2007 by $1.7 million and the balance of $2.5 million in the following year.

Off-balance sheet arrangements

Guarantees

        In the normal course of business, Quebecor Media enters into numerous agreements containing guarantees including the following:

  Operating leases

        Quebecor Media has guaranteed a portion of the residual values of certain assets under operating leases to the benefit of the lessor. Should Quebecor Media terminate these leases prior to term (or at the end of the lease terms) and should the fair value of the assets be less than the guaranteed residual value, then Quebecor Media must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, Quebecor Media has provided the lessor guarantees on certain premises leases, with expiry dates through 2015. Should the lessee default under the agreement, Quebecor Media must, under certain conditions, compensate the lessor. No liability has been recorded in the consolidated balance sheet since Quebecor Media does not expect to make any payments pertaining to these guarantees.

  Business and asset disposals

        In the sale of all or part of a business or an asset, in addition to possible indemnification relating to failure to perform covenants and breach of representations or warranties, Quebecor Media may agree to indemnify against claims related to its past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents Quebecor Media from estimating the maximum potential liability it could be required to pay guaranteed parties. Quebecor Media has not accrued any amount in respect of these items in the consolidated balance sheet.

  Outsourcing companies and suppliers

        In the normal course of its operations, Quebecor Media enters into contractual agreements with outsourcing companies and suppliers. In some cases, Quebecor Media agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, Quebecor Media provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents Quebecor Media from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated financial statements with respect to these indemnifications.

Risks and Uncertainties

        Quebecor Media operates in the communications and media industries, which entail a variety of risk factors and uncertainties. Quebecor Media's operating environment and financial results may be materially affected by the risks and uncertainties outlined below. These and other factors are discussed in further detail elsewhere in the prospectus including under the Risk Factors section.

Labour disputes

        At September 30, 2007, approximately 38% of our 16,858 employees were represented by collective bargaining agreements. Through our subsidiaries, we are currently a party to 114 collective bargaining agreements:

  •
  Videotron is party to 5 collective bargaining agreements, representing approximately 2,442 employees. Of these collective bargaining agreements, one (representing approximately 37 employees) will expire in December 2007. Two others, representing approximately 2,225 employees, or 91% of Videotron's unionized employees, will expire in December 2009. The remaining two collective bargaining agreements, representing 180 employees, or 7% of Videotron's unionized workforce, will expire between December 2010 and August 2011;

  •
  Sun Media has 48 collective bargaining agreements, representing approximately 2,057 employees. Of these, 7 collective bargaining agreements, representing approximately 384 employees, or 19% of Sun Media's unionized workforce, have expired. Negotiations regarding these 7 collective bargaining agreements are either in progress or will be undertaken in 2007. The other 41 of Sun Media's collective bargaining agreements, representing approximately 1,673 employees, or 81% of its unionized workforce, are scheduled to expire on various dates between October 2007 and June 2010;

  •
  Osprey Media has 40 collective bargaining agreements, representing approximately 824 employees. Of these, 3 collective bargaining agreements, representing approximately 58 employees, or 7% of Osprey Media's unionized workforce, have expired. Negotiations regarding these 3 collective bargaining agreements are either in progress or will be undertaken in 2007. The other 37 of Osprey Media's collective bargaining agreements, representing approximately 766 employees, or 93% of its unionized workforce, are scheduled to expire on various dates between November 2007 and February 2011;

  •
  TVA Group is party to 15 collective bargaining agreements, representing approximately 835 employees. Of this number, 3 collective bargaining agreements, representing approximately 109 employees, or 13% of its unionized workforce, will expire by the end of December 2007. 8 of TVA Group's collective bargaining agreements, representing approximately 710 employees, or 85% of its unionized workforce, will expire between October 2008 and the end of December 2009. 4 of TVA Group's collective bargaining agreements, representing 16 employees, have expired and negotiations regarding these collective bargaining agreements are in progress; and

  •
  One of the remaining 6 collective bargaining agreements, representing approximately 39 or 13% of our unionized employees, expired in 2006. Negotiations regarding this agreement will be undertaken in 2007. The other 5 collective bargaining agreements, representing approximately 253 or 87% of our other unionized employees, will expire between the end of April 2009 and April 2010. Negotiations are currently in progress in respect of a new collective bargaining agreement representing approximately 46 employees.

        We have in the past experienced labour disputes which have disrupted our operations, resulted in damage to our network or our equipment and impaired our growth and operating results, including a current labour dispute affecting unionized pressroom, newsroom and office employees of Le Journal de Québec and, recently, a labour disruption involving the pressroom at Le Journal de Montréal between June 2006 and February 2007. We cannot predict the outcome of any current or future negotiations relating to labour disputes, union representation or the renewal of our collective bargaining agreements, nor can we assure you that we will not experience work stoppages, strikes, property damage or other forms of labour protests pending the outcome of any current or future negotiations. If our unionized workers engage in a strike or if there is any other form of work stoppage, we could experience a significant disruption of our operations, damages to our property and/or service interruption, which could adversely affect our business, assets, financial position and results of operations. Even if we do not experience strikes or other forms of labour protests, the outcome of labour negotiations could adversely affect our business and operating results.

Financial risks

        In the normal course of business, Quebecor Media and its subsidiaries are exposed to fluctuations in interest rates and exchange rates. Quebecor Media manages this exposure through staggered maturities and an optimal balance of fixed and variable rate debt. The weighted average term of Quebecor Media's consolidated debt was approximately 6.02 years as of September 30, 2007 (6.38 years pro-forma the refinancing of October 5, 2007). The debt comprises approximately 42.3% fixed-rate debt and 57.7%floating-rate debt (61.3% fixed-rate debt and 38.7% floating-rate debt pro-forma the refinancing of October 5, 2007).

        As at September 30, 2007, Quebecor Media, Videotron and Sun Media were using derivative financial instruments to manage their exchange rate and interest rate exposures. While these agreements expose Quebecor Media and its subsidiaries to the risk of non-performance by a third party, Quebecor Media and its subsidiaries believe that the possibility of incurring such a loss is remote due to the creditworthiness of the parties with whom they deal. Quebecor Media does not hold or issue any derivative financial instruments for trading purposes and subscribes to a financial risk management policy. These financial derivatives are described under "— Financial Instruments" above.

Foreign currency risk and interest rate risk

        Most of our revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes and cable modems and certain capital expenditures, are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on our debt must be paid in U.S. dollars. We have entered into transactions to hedge the foreign currency risk exposure on 100% of our U.S. dollar-denominated debt obligations outstanding on the date hereof. We currently intend to enter into transactions to hedge the exchange rate risk related to our obligations under the notes offered hereby.

        Our revolving and term bank credit facilities bear interest at floating rates based on the following reference rates: (i) bankers' acceptance rate (BA), (ii) London Interbank Offered Rate (LIBOR) and (iii) bank prime rate (Prime). Our outstanding Senior Notes due 2016, as well as the Senior Notes issued by Videotron and the Senior Notes issued by Sun Media, bear interest at fixed rates. We have entered into various interest rate and cross-currency interest rate swap agreements (see the table below) in order to manage our cash flow and fair value risk exposure to changes in interest rates.

Cross-currency interest rate swaps
as at September 30, 2007
(in millions)

	Period covered	Notional amount		Annual effective interest rate	Annual nominal interest rate	CDN dollar exchange rate of interest and capital payments per one U.S. dollar
Quebecor Media Inc.:
Senior Notes	2006 to 2016	US$	525.0	7.39%	7.75%	1.1600
Term loan B credit facility	2006 to 2009	US$	197.0	6.27%	LIBOR plus 2.00%	1.1625
Term loan B credit facility	2009 to 2013	US$	197.0	Bankers' acceptance 3 months plus 2.22%	LIBOR plus 2.00%	1.1625
Term loan B credit facility	2006 to 2013	US$	147.8	6.44%	LIBOR plus 2.00%	1.1625

Videotron Ltd. and its subsidiaries:
Senior Notes	2004 to 2014	US$	190.0	Bankers' acceptance 3 months plus 2.80%	6.875%	1.2000
Senior Notes	2004 to 2014	US$	125.0	7.45%	6.875%	1.1950
Senior Notes	2003 to 2014	US$	200.0	Bankers' acceptance 3 months plus 2.73%	6.875%	1.3425
Senior Notes	2003 to 2014	US$	135.0	7.66%	6.875%	1.3425
Senior Notes	2005 to 2015	US$	175.0	5.98%	6.375%	1.1781
Sun Media Corporation and its subsidiaries:
Senior Notes	2003 to 2008	US$	155.0	8.17%	7.625%	1.5227
Senior Notes	2008 to 2013	US$	155.0	Bankers' acceptance 3 months plus 3.70%	7.625%	1.5227
Senior Notes	2003 to 2013	US$	50.0	Bankers' acceptance 3 months plus 3.70%	7.625%	1.5227
Term loan B credit facility	2003 to 2009	US$	179.7	Bankers' acceptance 3 months plus 2.29%	LIBOR plus 1.75%	1.5175

Contingencies

        From time to time, Quebecor Media may be a party to various legal proceedings arising in the ordinary course of business.

  Osprey Media

        In late 2005, Quebecor Media and a joint bidder (the "Joint Bidder") entered into the 2005 Agreement relating to a possible joint acquisition by them of 100% of the units or assets of Osprey Media. The 2005 Agreement specified a division of Osprey Media's assets and liabilities between Quebecor Media and the Joint Bidder, to be detailed in a definitive agreement. In the event that the 2005 Agreement was terminated, each party was free to acquire 100% of the units or assets of Osprey Media, provided, however, that if any such acquisition was agreed to within one year of the termination of the 2005 Agreement, the party making such acquisition had granted to the other party the Option Rights to acquire the assets of Osprey Media (and attributable liabilities and expenses) that such other party would have acquired under the 2005 Agreement. Giving effect to the Option Rights would have required a detailed definitive agreement. In late January 2006, Quebecor Media informed the Joint Bidder that it did not wish to proceed with a joint acquisition of Osprey Media with the Joint Bidder on the terms then proposed and thereby terminated the 2005 Agreement. In the course of 2006, Quebecor Media considered several new proposals put forward by the Joint Bidder relating to Osprey Media, but none of these resulted in any new agreement. In early 2007, the chief executive officers of the Joint Bidder and Quebecor Media exchanged several letters wherein the Joint Bidder asserted that Quebecor Media had not terminated the 2005 Agreement, that its Option Rights are still in effect and that the Joint Bidder reserved all of its rights and remedies in respect thereof, and wherein Quebecor Media disagreed and asserted that the 2005 Agreement was terminated in January 2006 and the Option Rights thereunder expired in January 2007. A summary of the foregoing matters was disclosed to Osprey Media by Quebecor Media in the course of the discussions leading to our offer to purchase Osprey Media, as a result of correspondence sent to Osprey Media by the Joint Bidder. Quebecor Media is of the view that the 2005 Agreement was properly terminated and that it has no further obligations to the Joint Bidder under the 2005 Agreement, including in respect of the Option Rights.

        On June 12, 2007, the Joint Bidder sent a further proposal to Quebecor Media, informing Quebecor Media that unless it agreed to sell to the Joint Bidder assets of Osprey Media generating approximately 30% of Osprey Media's EBITDA, the Joint Bidder would finalize its arrangements with a third party that would submit a superior proposal for Osprey Media. Quebecor Media did not respond to the Joint Bidder's proposal, and could not have agreed to it without Osprey Media's consent, as a result of its existing standstill covenants in favor of Osprey Media.

        In early August 2007, Quebecor Media acquired all of the outstanding units of Osprey Media at an offer price of $8.45 per unit for a total cash consideration of approximately $414.4 million (excluding assumed debt).

        In the event of any future dispute with the Joint Bidder with respect to this matter, we intend to vigorously defend our position.

  Other

        On July 20, 2007, a motion to certify a class action lawsuit was filed in the Province of Québec against Vidéotron in connection with an interruption of Internet service on July 18, 2007 and other sporadic interruptions of Internet service. The plaintiff is claiming a credit for the portion of the fees paid for the Internet service for the duration of the interruptions. The plaintiff is also seeking punitive damages and damages for troubles and inconveniences. The class certification hearing has not been scheduled yet. Videotron's management believes that the suit is without merit and intends to vigorously defend its case.

        On December 20, 2006, Bell Canada commenced a legal action against Videotron in relation with its telephony service installation practices. Bell is alleging that the installation of Videotron's telephone services to new customers is damaging Bell's network. Bell has asked the court for injunctive relief and damages in an amount of approximately $40 million. Management is of the view that its telephony service installation procedures are in accordance with industry standards. We intend to vigorously defend our position in this dispute.

        On March 13, 2002, an action was filed in the Superior Court of Québec by Investissement Novacap inc., Telus Québec Inc. and Paul Girard against Videotron, in which the plaintiffs allege that Videotron wrongfully terminated its obligations under a share purchase agreement entered into in August 2000. The plaintiffs are seeking damages totaling approximately $26.0 million. Videotron's management believes that the suit is not justified and intends to vigorously defend its case.

        In addition, a number of other legal proceedings against Quebecor Media and its subsidiaries, or in which we are in demand, are currently pending. In the opinion of the management of Quebecor Media, the outcome of these proceedings is not expected to have a material adverse effect on Quebecor Media's results, liquidity or financial position.

Cyclicality and Seasonality

        Quebecor Media's business is sensitive to general economic cycles and may be adversely affected by the cyclical nature of the markets it serves, as well as by local, regional, national, and global economic conditions. In addition, because Quebecor Media's operations are labour intensive, its cost structure is highly fixed. During periods of economic contraction, revenue may decrease while the cost structure remains stable, resulting in decreased earnings. In any given year, this seasonality could adversely affect Quebecor Media's cash flows and operating results.

Commodity price risks

        Large quantities of newsprint, paper and ink are among the most important raw materials used by Quebecor Media. The price of paper and newsprint is volatile and may significantly affect Quebecor Media's cash flows and operating results. Management mitigates this commodity price risk through centralized purchases in order to benefit from volume rebates based on total consumption requirements.

        Sun Media entered into a newsprint supply agreement with a newsprint producer for the supply of substantially all of Sun Media's newsprint purchases. This agreement expired on December 31, 2006, although the supplier has continued to supply newsprint to us on substantially the same terms while we negotiate the renewal of this agreement. The agreement enabled the newspaper segment to obtain a discount to market prices, as well as providing additional volume rebates for purchases above certain thresholds. The supply available pursuant to this agreement satisfied most of the newspaper segment newsprint requirements. There can be no assurance that we will be able to renew this agreement on terms as favorable or at all.

        In the future, we may also enter into forward commodity price contracts or other hedging arrangements that limit our exposure to fluctuations in the price of newsprint.

Credit risk

        Concentration of credit risk with respect to trade receivables is limited due to our diverse operations and large customer base. As of September 30, 2007, we had no significant concentration of credit risk. We believe that our products and the diversity of our customer base are instrumental in reducing our credit risk exposure, as well as the impact of a potential change in our local markets or product-line demand.

        We are exposed to credit risk in the event of non-performance by counterparties in connection with our cross-currency and interest rate swap agreements. We do not obtain collateral or other security to support financial instruments subject to credit risk, but we mitigate this risk by dealing only with major Canadian and U.S. financial institutions and, accordingly, do not anticipate loss due to non-performance.

Fair value of financial instruments

        The table below provides information on the carrying value and fair value of derivative financial instruments and other financial instruments that are sensitive to changes in interest rates and foreign currencies as of the date shown.

Carrying value and fair value of financial instruments
(in millions of dollars)

	December 31, 2006		September 30, 2007
	Carrying value	Fair value	Carrying value	Fair value
Quebecor Media Inc.
Long-term debt	$(1,191.6)	$(1,206.3)	$(1,450.5)	$(1,435.5)
Cross-currency interest rate swaps	3.8	(17.8)	(154.2)	(154.2)
Foreign exchange forward contracts	2.2	2.2	(0.6)	(0.6)
Videotron Ltd. and its subsidiaries
Long-term debt	(1,021.2)	(1,010.6)	(951.0)	(956.1)
Cross-currency interest rate swaps	(71.8)	(141.1)	(269.6)	(269.6)
Foreign exchange forward contracts	—	2.1	(7.0)	(7.0)
Sun Media Corporation and its subsidiaries
Long-term debt	(486.8)	(492.9)	(398.1)	(418.4)
Cross-currency interest rate swaps	(148.8)	(176.1)	(234.6)	(234.6)
Osprey Media Income Fund
Long-term debt			(160.3)	(160.3)
Cross-currency interest rate swaps			0.2	0.2
TVA Group Inc. and its subsidiaries
Long-term debt	(96.5)	(96.5)	(70.5)	(70.5)

Material limitations

        Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Principal repayments

        As at September 30, 2007, the aggregate amount of minimum principal payments required in each of the next five years and thereafter, based on borrowing levels as at that date and excluding the Additional Amount payable to The Carlyle Group (which Quebecor Media paid on July 23, 2007), is as follows:

Twelve months ended September 30,
(in millions of Canadian dollars)
2008	$26.3
2009	245.0
2010	286.1
2011	202.7
2012	11.7
2013 and thereafter	2,325.7

Critical Accounting Policies and Estimates

Revenue recognition

        Quebecor Media recognizes its operating revenues when the following criteria are met:

  •
  persuasive evidence of an arrangement exists;

  •
  delivery has occurred or services have been rendered;

  •
  the seller's price to the buyer is fixed or determinable; and

  •
  the collection of the sale is reasonably assured.

        The portion of unearned revenue is recorded under "Deferred revenue" when customers are invoiced.

        Revenue recognition policies for each of Quebecor Media's principal segments are as follows:

  Cable segment

        The Cable segment provides services under arrangements with multiple deliverables, which are comprised of two separate accounting units: one for subscriber services (cable connecting fees and operating services), the other for equipment sales to subscribers, including activation fees related to wireless phones.

        Cable connection fee revenues of the Cable segment are deferred and recognized as revenue over the estimated average 30-month period that subscribers are expected to remain connected to the network. The incremental and direct costs related to cable connection fees, in an amount not exceeding the revenue, are deferred and recognized as an operating expense over the same 30-month period. Operating revenues from cable, business solution and other services, such as Internet access, telephony and wireless, are recognized when services are rendered. Revenue from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered. Revenues from video rentals are recorded as revenue when services are provided. Promotion offers are accounted for as a reduction in the related service revenue when customers take advantage of the offer. Operating revenues related to service contracts are recognized in income over the life of the specific contracts on a straight-line basis representing the period over which the services are provided.

  Newspapers segment

        Revenues of the Newspapers segment, derived from circulation and advertising from publishing activities, are recognized when the publication is delivered, net of provisions for estimated returns. Revenue from the distribution of publications and products is recognized upon delivery.

  Broadcasting segment

        Revenues of the Broadcasting segment derived from the sale of advertising airtime are recognized when the advertisement has been broadcast. Revenues derived from subscription to specialty channels are recognized as service is rendered. Revenues derived from circulation and advertising from publishing activities are recognized when publication is delivered. Subscription revenues derived from specialty television channels are recognized on a monthly basis at the time the service is rendered.

        Revenues derived from the sale and distribution of film and from television program rights are recognized when the following conditions are met: (a) persuasive evidence of a sale or a licensing agreement with a customer exists and is provided solely by a contract or other legally enforceable documentation that sets forth, at a minimum (i) the license period, (ii) the film or group of films affected, (iii) the consideration to be received for the rights transferred; (b) the film is complete and has been delivered or is available for delivery; (c) the license period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale; (d) the arrangement fee is fixed or determinable, and (e) the collection of the arrangement fee is reasonably assured.

        Theatrical revenues are recognized over the period of presentation and are based on a percentage of revenues generated by movie theatres. Revenues generated from the sale of video are recognized at the time of delivery of the videocassettes and DVDs, less a provision for future returns, or are accounted for based on a percentage of retail sales.

  Leisure and Entertainment segment

        Revenues derived from retail stores, book publishing and distribution activities are recognized on delivery of the products, net of provisions for estimated returns based on the segment historical rate of product returns.

Goodwill

        Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps.

        In the first step, the fair value of a reporting unit is compared with its carrying amount. To determine the fair value of the reporting unit, Quebecor Media uses the discounted future cash flows valuation method and validates the results by comparing with values calculated using other methods, such as operating income multiples or market price.

        The discounted cash flows method involves the use of estimates such as the amount and timing of the cash flows, expected variations in the amount or timing of those cash flows, the time value of money as represented by a risk-free interest rate, and the risk premium associated with the asset or liability.

        The operating income multiples method calls for the fair value of enterprises with comparable and observable economic characteristics being available, as well as recent operating income multiples.

        The market price method must take into account the fact that the price of an individual share may not be representative of the fair value of the business unit as a whole, due to factors such as synergy and control premium and temporary market price fluctuations.

        Determining the fair value of a reporting unit, therefore, is based on management's judgment and is reliant on estimates and assumptions.

        When the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is carried out. The fair value of the reporting unit's goodwill is compared with its carrying amount in order to measure the amount of the impairment loss, if any.

        The fair value of goodwill is determined in the same manner as a business combination. Quebecor Media allocates the fair value of a reporting unit to all of the assets and liabilities of the unit, whether or not recognized separately, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire it. The excess of the fair value over the amounts assigned to the reporting unit's assets and liabilities is the fair value of goodwill.

        The judgment used in determining the fair value of the reporting unit and in allocating this fair value to the assets and liabilities of the reporting unit may affect the value of the goodwill impairment to be recorded.

        Based on the results of the impairment test performed in 2006, Quebecor Media recorded a total impairment charge of $148.4 million, without any tax consequences, for the goodwill of its broadcasting segment

($144.1 million net of non-controlling interest). The net book value of the goodwill as at December 31, 2006 was 3.72 billion.

Broadcasting licenses

        Broadcasting licenses are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

        To determine the fair value of its broadcasting licenses, Quebecor Media uses the "Greenfield" approach that is based on the discounted future cash flows valuation method.

        This method involves the use of estimates such as the amount and timing of the cash flows, expected variations in the amount or timing of those cash flows, the time value of money as represented by a risk-free interest rate, and the risk premium associated with the asset or liability.

        The judgment used in determining the fair value of its broadcasting licenses may affect the value of the impairment to be recorded.

        Based on the results of the broadcasting licenses impairment test performed in 2006, Quebecor Media recorded a $31.6 million impairment charge ($12.5 million net of income tax and non-controlling interest) for its SUN TV license in the Broadcasting segment. The net book value of broadcasting licenses as at December 31, 2006 was $84.2 million.

Goodwill and Broadcasting Licenses

        During the second quarter of 2007, Quebecor Media changed the date of its annual impairment tests for goodwill and broadcasting licenses from October 1 to April 1. Accordingly, Quebecor Media performed its impairment tests for goodwill and broadcasting licenses on April 1, 2007 and concluded that these assets were not impaired.

Impairment of long-lived assets

        Quebecor Media reviews the carrying amounts of its long-lived assets by comparing the carrying amount of the asset or group of assets with the projected undiscounted future cash flows associated with the asset or group of assets when events indicate that the carrying amount may not be recoverable. Examples of such events and changes include a significant decrease in the market price of an asset, the decommissioning of an asset, assets rendered idle after a plant shutdown, costs that significantly exceed the amount initially estimated for the acquisition or construction of an asset, and operating or cash flow losses associated with the use of an asset. In accordance with Section 3063 of the CICA Handbook, Impairment of Long-Lived Assets, an impairment loss is recognized when the carrying amount of an asset or group of assets held for use exceeds the sum of the undiscounted future cash flows expected from its use or disposal. The amount by which the asset's or group of asset's carrying amount exceeds its fair value is recognized as an impairment loss. Quebecor Media estimates future cash flows based on historical performance as well as on assumptions as to the future economic environment, pricing and volume. Quoted market prices are used as the basis for fair value measurement.

        Quebecor Media does not believe that the value of any of its long-lived assets was impaired in 2007. Should the assumptions and estimates prove inaccurate, an impairment loss may have to be charged against future results.

Derivative financial instruments

        Quebecor Media uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. Quebecor Media does not hold or use any derivative instruments for trading purposes. Under hedge accounting, Quebecor Media documents all hedging relationships between derivatives and hedged items, its strategy for using hedges and its risk-management objective. Quebecor Media assesses the effectiveness of derivatives when the hedge is put in place and on an ongoing basis.

        Quebecor Media enters into foreign exchange forward contracts to hedge anticipated foreign-denominated equipment purchases. Under hedge accounting, foreign exchange translation gains and losses are recognized as an adjustment to the cost of property, plant and equipment or inventories when the transaction is recorded.

        Quebecor Media enters into foreign exchange forward contracts and cross-currency swaps to hedge some of its long-term debt. Under hedge accounting, foreign exchange translation gains and losses are deferred and recorded as derivative instruments under Other assets or Other liabilities. The fees on forward foreign exchange contracts and on cross-currency swaps are recognized as an adjustment to interest expenses over the term of the agreement.

        Quebecor Media also enters into interest rate swaps in order to manage the impact of fluctuations in interest rates on its long-term debt. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. Quebecor Media designates its interest rate hedge agreements as hedges of the interest cost on the underlying debt. Interest expense on the debt is adjusted to include the payments made or received under the interest rate swaps.

        Some of Quebecor Media's cross-currency swap agreements repurchased on January 17, 2006 were subject to a floor limit on negative fair market value, below which Quebecor Media was required to make prepayments to reduce the lenders' exposure. Such prepayments were reimbursed by reductions in Quebecor Media's future payments under the agreements. The portion of these reimbursements related to interest was accounted for as a reduction in financial expenses. The prepayments were presented on the balance sheet as a reduction of the derivative instrument liability. All the cross-currency swap agreements subject to a floor limit on negative fair value were closed out as part of the refinancing carried out on January 17, 2006.

        Realized and unrealized gains or losses associated with derivative instruments that have been terminated or ceased to be effective prior to maturity are deferred under other current or non-current assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

        Derivative instruments that are ineffective or that are not designated as a hedge are reported on a marked-to-market basis in the consolidated financial statements. Any change in the fair value of these derivative instruments is recorded in income.

Pension plans and postretirement benefits

        Quebecor Media offers defined benefit pension plans and defined contribution pension plans to some of its employees. Quebecor Media's policy is to maintain its contribution at a level sufficient to cover benefits. Actuarial valuations of Quebecor Media's numerous pension plans were performed at different dates in the last three years and the next required valuations will be performed at various dates over the next three years. Pension plan assets are measured at fair value and consist of equities and corporate and government fixed-income securities.

        Quebecor Media's obligations with respect to postretirement benefits are assessed on the basis of a number of economic and demographic assumptions, which are established with the assistance of Quebecor Media's actuaries. Key assumptions relate to the discount rate, the expected return on the plan's assets, the rate of increase in compensation, and health care costs.

        Quebecor Media considers the assumptions used to be reasonable in view of the information available at this time. However, variances from these assumptions could have a material impact on the costs and obligations of pension plans and postretirement benefits in future periods.

Allowance for doubtful accounts

        Quebecor Media maintains an allowance for doubtful accounts to cover anticipated losses from customers who are unable to pay their debts. The allowance is reviewed periodically and is based on an analysis of specific significant accounts outstanding, the age of the receivable, customer creditworthiness, and historical collection experience.

Business combinations

        Business acquisitions are accounted for by the purchase method. Under this accounting method, the purchase price is allocated to the acquired assets and assumed liabilities based on their estimated fair value at the date of acquisition. The excess of the purchase price over the sum of the values ascribed to the acquired assets and assumed liabilities is recorded as goodwill. The judgments made in determining the estimated fair value and the expected useful life of each acquired asset, and the estimated fair value of each assumed liability, can significantly impact net income, because, among other things, of the impact of the useful lives of the acquired assets, which may vary from projections. Also, future income taxes on temporary differences between the book and tax value of most of the assets are recorded in the purchase price equation, while no future income taxes are recorded on the difference between the book value and the tax value of goodwill. Consequently, to the extent that greater value is ascribed to long-lived than to shorter-lived assets under the purchase method, less amortization may be recorded in a given period.

        Determining the fair value of certain acquired assets and assumed liabilities requires judgment and involves complete reliance on estimates and assumptions. Quebecor Media primarily uses the discounted future cash flows approach to estimate the value of acquired intangible assets.

        The estimates and assumptions used in the allocation of the purchase price at the date of acquisition may also have an impact on the amount of goodwill and broadcasting license impairment to be recognized, if any, after the date of acquisition, as discussed above under "Goodwill" and "Broadcasting licenses."

Future income taxes

        Quebecor Media is required to assess the ultimate realization of future income tax assets generated from temporary differences between the book basis and tax basis of assets and liabilities and losses carried forward into the future. This assessment is judgmental in nature and is dependent on assumptions and estimates as to the availability and character of future taxable income. The ultimate amount of future income tax assets realized could be slightly different from that recorded, since it is influenced by Quebecor Media's future operating results.

        Quebecor Media is at all times under audit by various tax authorities in each of the jurisdictions in which it operates. A number of years may elapse before a particular matter for which management has established a reserve is audited and resolved. The number of years between each tax audit varies depending on the tax jurisdiction. Management believes that its estimates are reasonable and reflect the probable outcome of known tax contingencies, although the final outcome is difficult to predict.

Changes in Accounting Policies

        Effective January 1, 2007, Quebecor Media adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments — Recognition and Measurement, and Section 3865, Hedges. Changes in accounting policies in conformity with these new accounting standards are as follows:

Comprehensive income

        Section 1530 introduces the concept of comprehensive income, which is calculated by including other comprehensive income with net income. Other comprehensive income represents changes in shareholders' equity arising from transactions and other events with non-owner sources, such as unrealized gains and losses on financial assets classified as available-for-sale, changes in translation adjustment of self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. With the adoption of this section, the consolidated financial statements now include consolidated statements of comprehensive income. The comparative statements were restated solely to include the translation adjustment of self-sustaining foreign operations as provided by transition rules.

Financial instruments

        Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and derivatives. Under this standard, financial instruments are now classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities and measurement in subsequent periods depends on their classification. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition and presented as a reduction of the underlying financial instruments.

        Financial assets and financial liabilities held-for-trading are measured at fair value with changes recognized in income. Available-for-sale financial assets are measured at fair value or at cost, in the case of financial assets that do not have a quoted market price in an active market, and changes in fair value are recorded in comprehensive income.

        Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Quebecor Media has classified its cash and cash equivalents and temporary investments as held-for-trading. Amounts receivable, amounts receivable from related parties, loans and other long-term receivables included in other assets have been classified as loans and receivables. All portfolio investments included in other assets have been classified as available-for-sale. All of Quebecor Media's financial liabilities were classified as other liabilities.

        Derivative instruments are recorded as financial assets or liabilities at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair value of derivatives are recognized in financial expenses, with the exception of derivatives designated as a cash flow hedge, for which hedge accounting is used. In accordance with the new standards, Quebecor Media selected January 1, 2003 as its transition date for adopting the standards related to embedded derivatives.

Hedges

        Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies.

        Accordingly, for derivatives designated as fair value hedges, such as certain cross currency interest rate swaps used by Quebecor Media, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the original hedging relationship.

        For derivative instruments designated as cash flow hedges, such as certain cross currency interest rate swaps and forward exchange contracts used by Quebecor Media, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the consolidated statement of income as a financial expense. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.

        On adoption of these new standards, the transition rules require that Quebecor Media adjust either the opening retained earnings or accumulated other comprehensive income as if the new rules had always been applied in the past, without restating comparative figures for prior years. Accordingly, the following adjustments were recorded in the consolidated financial statements as at January 1, 2007:

  •
  decrease in other assets of $44.4 million;

  •
  increase in the liability related to derivative financial instruments of $88.9 million;

  •
  decrease in long-term debt of $65.5 million;

  •
  decrease in future income tax liabilities of $18.0 million;

  •
  increase in deficit of $14.3 million; and

  •
  increase in accumulated other comprehensive loss of $35.5 million.

        The adoption of the new standards resulted in a decrease of $2.0 million in net income during the nine-month period ended September 30, 2007.

Stock-based compensation

        On October 15, 2004, TVA Group amended its stock option plan and the stock option awards agreement for all participants, effective as of that date. Under the amended plan, all awards may now be settled in cash or other assets, at the employee's option. Since October 15, 2004, the compensation cost related to employee stock awards has therefore been recorded in operating expenses and based on the vesting period. Changes in the fair value of the underlying shares between the award date (the date of the stock option plan amendment for all options granted prior to October 15, 2004) and the valuation date trigger a change in the assessed compensation cost.

Recent Accounting Developments in the United States

        In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 (FAS159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. FAS159 is effective on January 1, 2008. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

        In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (FAS157), to increase consistency and comparability in fair value measurements and to expand their disclosures. The new standard includes a definition of fair value as well as a framework for measuring fair value. The standard is effective for fiscal periods beginning after November 15, 2007 and should be applied prospectively, except for certain financial instruments where it must be applied retrospectively as a cumulative-effect adjustment to the balance of opening deficit in the year of adoption. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

        In September 2006, the FASB issued Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (FAS158). Effective for fiscal years ended after December 15, 2006, FAS158 requires the recognition in the balance sheet of the over- or under-funded positions of defined benefit pension and other postretirement plans, along with a corresponding non-cash adjustment, which will be recorded in the accumulated other comprehensive loss. FAS158 is effective prospectively for fiscal years ended after December 15, 2006. The requirement of FAS158 does not have any impact on the consolidated statement of income.

        In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (SAB108), Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements. SAB108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB108 is effective at the beginning of the first fiscal year ending after November 15, 2006. The adoption of SAB108 did not have an impact on Quebecor Media's consolidated financial statement.

        In June, 2006, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN48) — an interpretation of FASB Statement No. 109. FIN48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN48 is effective for fiscal years beginning after December 15, 2006. As a result of the adoption of FIN48, Quebecor Media recorded an adjustment to increase its opening deficit under U.S. GAAP by $0.3 million (net of non-controlling interest of $0.2 million). See note 17 to our unaudited interim consolidated financial statements for the three-month and nine-month periods ended September 30, 2007.

BUSINESS

History and Development of Quebecor Media

        Quebecor Media Inc. was incorporated in Canada on August 8, 2000 under Part 1A of the Companies Act (Québec). In connection with our formation, our parent company, Quebecor, transferred all the shares of its wholly-owned subsidiary Quebecor Communications Inc., or QCI, to us, which made QCI our wholly-owned subsidiary. The assets of QCI, as of the date of the transfer in October 2000, included a 70% interest in Sun Media (which was subsequently increased to 100%); a 57.3% interest in Nurun; all the assets of the Canoe network; and all the assets of our Leisure and Entertainment segment. Concurrently with that transfer, we sold our interest in our subsidiary TQS Inc. to Quebecor, which subsequently sold such interest to a private consortium. In addition, Quebecor and Capital CDPQ contributed $0.9 billion and $2.8 billion, respectively, in cash in exchange for common shares of the capital stock of Quebecor Media. On December 31, 2001, QCI was liquidated into Quebecor Media.

        In October 2000, we acquired all of the outstanding shares of Groupe Videotron for $5.3 billion. At the time of the acquisition, the assets of Groupe Videotron included all of the shares of Videotron, a 99.9% voting interest in TVA Group, all of the shares of Le SuperClub Vidéotron Ltée and Protectron Inc., a 66.7% voting interest in Videotron Telecom (which was merged with Videotron on January 1, 2006), a 54.0% voting interest in Netgraphe Inc. (which changed its name, effective December 31, 2004, to Canoe Inc., and which we refer to in this prospectus as "Canoe") and a minority interest in Microcell Telecommunications Inc.

        Since December 31, 2004, we have announced or completed several important business acquisitions, combinations, business development projects, divestitures and financing transactions through our direct and indirect subsidiaries, including, among others, the following:

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  On October 31, 2007, Sun Media entered into a subordinated loan agreement with Quebecor Media of $237.5 million. Sun Media used the proceeds of this subordinated financing and $43.4 million of cash from continuing operations to repay the balance of its Term Loan B, including accrued interest, and settle related hedging contracts for a total cash consideration of $277.8 million. In addition, on October 31, 2007, Sun Media entered into a Fifth Amending Agreement to its credit agreement. The agreement extends the term to October 31, 2012 and modifies covenants related to leverage and interest coverage ratios, removes the fixed charge ratio and modifies certain definitions.

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  On October 5, 2007, Quebecor Media completed a placement of US$700.0 million aggregate principal amount of its 7 3/4% senior notes due 2016. Quebecor Media used the net proceeds of US$672.9 million (including accrued interest of $16.6 million) from the placement, as well as its cash and cash equivalents, to repay $420.0 million drawn on the senior bridge credit facility entered into to finance the acquisition of Osprey Media, to repay US$179.7 million outstanding under Sun Media Corporation's Term Loan B, and to settle the $106.0 million liability related to derivative financial instruments connected to the Sun Media Corporation Term Loan B. The new senior notes were offered on a private placement basis principally in the United States. Pursuant to the terms and conditions set forth in a registration rights agreement, Quebecor Media undertook to exchange these privately placed notes for notes registered with the U.S. Securities Exchange Commission. Quebecor Media intends the registration statement relating to this prospectus to satisfy these obligations.

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  In early August 2007, Quebecor Media completed its acquisition of Osprey Media for an aggregate purchase price of approximately $414.4 million (excluding assumed Osprey Media debt of $165.6 million). The purchase price was financed through a senior bridge credit facility that Quebecor Media fully repaid with a portion of the proceeds of the offering of the old notes. Osprey Media is one of Canada's leading publishers of daily and non-daily newspapers, magazines and specialty publications. With the acquisition of Osprey Media, Quebecor Media became the largest newspaper publisher in Canada, based on total paid and unpaid circulation.

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  On June 27, 2007, Quebecor Media filed a written submission with Industry Canada in connection with its public consultations regarding the potential auction of 3G wireless telephony frequencies in Canada. In that context, we announced that, subject to certain conditions relating to both the equitable conduct of the spectrum auction (including the setting aside of at least 40MHz of spectrum for new entrants) and the post-auction implementation period, we would commit to invest, through Videotron, approximately $500.0 million to deploy a 3G network in Quebec to become a facilities-based wireless provider, offering our Québec customers integrated mobile multimedia services. If we are awarded spectrum, we currently expect to deploy our wireless network over a three-year period.

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  During the financial years ended December 31, 2006 and 2005, Quebecor Media's interest in TVA Group increased as a result of the Substantial Issuer Bid dated May 19, 2005 and various Normal Course Issuer Bids. In 2006 and 2005 respectively, 9,800 and 3,739,599 Class B shares were repurchased under the Substantial Issuer Bid and Normal Course Issuer Bids for cash considerations of $0.2 million and $81.9 million respectively. As a result of these repurchases, Quebecor Media's interest in TVA Group increased by 5.5 percentage points, from 39.7% on January 1, 2005 to 45.2% as of December 31, 2006. At November 1, 2007, Quebecor Media's interest remains at 45.2%.

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  On February 27, 2006, Nurun renewed its Normal Course Issuer Bid to repurchase, between March 1, 2006 and February 28, 2007, up to 1,656,016 Common Shares for cancellation on the open market, or approximately 5% of its issued and outstanding Common Shares. During the 12-month period ended December 31, 2006, a total of 437,500 Common Shares were repurchased for a cash consideration of $1.6 million. In 2005, Nurun repurchased a total of 377,600 Common Shares for a cash consideration of $0.8 million under its Normal Course issuer Bid. In consideration of the acquisition of China Interactive in January 2006 and Crazy Labs in July 2006, Nurun issued 161,098 and 215,680 Common Shares respectively. As a result of these transactions, in the aggregate, Quebecor Media's interest in Nurun increased from 57.3% at January 1, 2004 to 57.7% at December 31, 2006. In April 2007, Nurun issued 996,170 Common Shares in payment of contingent consideration related to its acquisition of Ant Farm Interactive in 2004, which decreased our interest in Nurun to approximately 56.0%. On October 25, 2007, Quebecor Media acquired 500,000 common shares of Nurun from Quebecor World. At November 1, 2007, Quebecor Media's interest in Nurun was 57.5%. On August 7, 2007, Quebecor Media withdrew its previously announced intention to acquire all of the Nurun shares that it does not already hold.

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  On January 17, 2006, Quebecor Media issued US$525.0 million aggregate principal amount of its 7 3/4% Senior Notes due March 2016. Quebecor Media also established new credit facilities consisting of a Term Loan A credit facility in the amount of $125.0 million, maturing in 2011, a term loan B credit facility in the amount of US$350.0 million, maturing in 2013, and a five-year revolving credit facility in the amount of $100.0 million, expiring in 2011.

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  Also on January 17, 2006, Quebecor Media repurchased US$561.6 million in aggregate principal amount of our Senior Notes due 2011 (representing 95.7% of the Senior Notes due 2011 outstanding) and US$275.6 million in aggregate principal amount at maturity of our Senior Discount Notes due 2011 (representing 97.4% of the Senior Discount Notes due 2011 outstanding). On July 15, 2006, Quebecor Media purchased the balance of its outstanding Senior Notes due 2011 and Senior Discount Notes due 2011. We paid total cash consideration of US$1.4 billion to purchase the notes, including the premium and the cost of settlement of cross-currency swap agreements. The refinancing entailed disbursements exceeding the book value of the repurchased notes, including repayment of liabilities related to cross-currency swap agreements and disbursements related to the loss on debt refinancing and on swap agreements, by $380.0 million, which was financed by issuing long-term debt. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations" elsewhere in this prospectus.

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  On December 12, 2005, Quebecor Media closed its acquisition of Sogides Ltée (now Groupe Sogides inc.), which we refer to as Sogides, a major Québec-based book publishing and distribution group which owns the publishing houses Les Éditions de l'Homme, Le Jour, Utilis, Les Presses Libres and Groupe Ville-Marie Littérature inc. (which includes L'Hexagone, VLB Éditeur and Typo), and owns the distributor Messageries ADP, which is a distributor for more than 160 Québec-based and foreign publishing houses. With this acquisition, Quebecor Media offers a more complete selection of books by Québec authors, will be able to promote Québec writers in Europe through the Sogides network on that continent, and becomes the largest Québec-based publisher and distributor of French-language books in the Province of Québec. For the acquisition of Sogides, we paid cash consideration of $24.0 million, and an additional contingent amount of $5.0 million, payable upon the satisfaction of specific conditions in 2008.

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  On September 16, 2005, Videotron issued US$175.0 million aggregate principal amount of its 6 3/8% Senior Notes due December 15, 2015. The net proceeds from this sale of Videotron's 6 3/8% Senior Notes were used primarily to refinance the repurchase of all the outstanding Senior Notes issued by our CF Cable TV subsidiary and a portion of the repurchase by Quebecor Media of its Senior Notes due 2011 and Senior Discount Notes due 2011.

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  In August 2005, we announced a plan to invest in a new printing facility located in Toronto, Ontario to be shared with Quebecor World Inc. In April 2007, Sun Media transferred the printing of 24 Hours Toronto to the new facility and began printing a portion of The Toronto Sun on September 30, 2007. In addition, in August 2005, we announced a plan to relocate the printing of certain Sun Media publications to a new printing facility owned by us, located in Saint-Janvier-de-Mirabel, Québec. During the fourth quarter of 2006, this new printing facility began printing certain Québec community publications, as well as The Ottawa Sun, 24 Hours Ottawa and 24 Heures (Montréal and Ottawa-Gatineau). The new facilities should make it possible to further consolidate some of Sun Media's printing operations in Ontario and Québec, improve the quality of its newspaper products and create additional revenue opportunities as well as strengthen the convergence among our Toronto media properties. Since the implementation of the Toronto, Ontario and Saint-Janvier-de-Mirabel initiatives, Quebecor Media has acquired Osprey Media and has been actively reviewing Osprey's operations in order to leverage the synergies between its current operations and those of Osprey Media. In addition, Quebecor Media has undertaken a number of production and sales initiatives with its clients with a view to improving the product and service offering with more types of printed products as well as improving the turnaround time for the printing of daily publications. Such integration, production and sales initiatives will require additional printing capacity. On October 11, 2007, Quebecor Media acquired a building from Quebecor World for a total net consideration of $62.5 million. At the same time, Quebecor World signed a long term operating lease with Quebecor Media to rent part of the building for a 17 year period. The two transactions were settled by means of the payment of a net cash consideration of $43.9 million to Quebecor World on the transaction date, and an undertaking by Quebecor Media to pay a sale price balance of $7.0 million in 2013. The building houses three new presses owned by Quebecor Media and used to print some of its Ontario newspapers.

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  On July 19, 2005, we repurchased and retired US$128.2 million in aggregate principal amount of our 11 1/8% Senior Notes due 2011 and US$12.1 million in aggregate principal amount at maturity of our 13 3/4% Senior Discount Notes due 2011 pursuant to cash tender offers commenced on June 20, 2005. We paid aggregate cash consideration of $215.3 million to purchase these notes, including the redemption premium and the cost of settlement of related cross-currency swap agreements, recognizing a $60.8 million loss on settlement of debt ($41.0 million after taxes).

Business Overview

        We are one of Canada's leading media companies, with activities in cable distribution, business, residential and mobile wireless telecommunications, newspaper publishing, television broadcasting, book, magazine and video retailing, publishing and distribution, music recording, production and distribution and new media services. Through our operating subsidiaries, we hold leading positions in the creation, promotion and distribution of news, entertainment and Internet-related services that are designed to appeal to audiences in every demographic category.

        Through our Videotron operating subsidiary, we are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers, a major Internet service provider and a provider of telephony services in the Province of Québec. Through our Sun Media and Osprey Media operating subsidiaries, we are the largest newspaper publisher in the Province of Québec and in Canada, based on total paid and unpaid circulation. We have established the number one or two market position, in terms of paid circulation, in each of our eight urban daily markets. Through our public TVA Group operating subsidiary, of which we own 45.2% of the equity and control 99.9% of the voting power, we are the largest private-sector television broadcaster in Québec in terms of market share, the largest private-sector French-language television broadcaster in North America in terms of market share, and one of the largest private-sector producers of French-language television programming in Québec in terms of number of hours of production and broadcasting of French-language programming. We are also engaged in book publishing and distribution; magazine publishing and production; the distribution and retailing of cultural products through companies such as Archambault Group, which owns one of the largest chains of music, book, video and musical instruments stores in Québec and is one of the largest producers of French-language music products in Québec and one of the largest independent distributors of music (traditional distribution and digital download) and video products in Canada; film and television distribution through TVA Films; and video and video game rental and retailing through Le SuperClub Videotron's chain of video rental stores, which is the largest chain of video stores in Québec. In the new media sector, we have developed, through Canoe, two of Canada's leading English and French-language Internet news and information portals, as well as leading Internet sites dedicated to automobiles, employment, personals, social communities, web search, real estate and classifieds. Through our Nurun subsidiary, we provide global and local blue-chip clients with consulting services, which include strategic planning and online branding, design and development of websites, intranets, extranets as well as user interfaces for new interactive media (mobile telephones, interactive television), the integration of technical platforms, the design and management of marketing programs, online media buys and eCRM campaigns, as well as the analysis of data collected through these various interactive channels.

        For the nine-month period ended September 30, 2007, we generated revenues of approximately $2.40 billion and operating income of approximately $676.7 million.

Competitive Strengths

        We believe that our diversified portfolio of media assets provides us with a number of competitive advantages, including the ability to:

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  cross-promote our brands, programs and other content across multiple media platforms;

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  provide advertisers with an integrated solution for local, regional and national multi-platform advertising;

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  offer a differentiated, bundled suite of entertainment, information and communication services and products, including digital television, cable Internet access, video-on-demand and other interactive television services, as well as residential and commercial cable telephony services using VoIP technology, and mobile wireless telephony services on a Mobile Virtual Network Operator, or MVNO, basis utilizing wireless voice and data services provided by Rogers Wireless, a subsidiary of Rogers Communications Inc.;

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  deliver high-quality services and products, including, for example, our standard cable Internet access service that enables our customers to download data at a higher speed than that currently offered by standard digital subscriber line, or DSL, technology, and the widest range of French-language programming in Canada;

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  leverage our content, management, sales and marketing and production resources to provide superior information and entertainment services to our customers;

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  extend our market reach by leveraging our multimedia platform and cross-marketing expertise and experience to enhance our national media platform;

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  leverage our single, highly contiguous network that covers approximately 80% of Québec's total addressable market and five of the province's top six urban areas. We believe that our single cluster and network architecture provides many benefits, including a higher quality and more reliable network, the ability to rapidly and efficiently launch and deploy new products and services, and a lower cost structure through reduced maintenance and technical support costs;

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  leverage our advanced broadband network, 99% of which is bi-directional which allows us to offer a wide range of advanced services on the same media, such as analog and digital television, video-on-demand, cable Internet access and cable telephony services. We are committed to maintaining and upgrading our network capacity and, to that end, we currently anticipate that future capital expenditures over the next five years will be required to accommodate the evolution of our products and services and to meet the demand for increased capacity resulting from the launch of our new telephony service and the offering of our other advanced products and services.

        We have a strong, market-focused management team that has extensive experience and expertise in a range of areas, including marketing, finance, telecommunications, publishing and technology. Under the leadership of our senior management team, we have, despite intense competition, successfully increased sales of our digital television products and improved penetration of our high-speed Internet access product as well as launched our VoIP telephony services.

Our Strategy

        Our objective is to increase our revenues and profitability by leveraging the integration and growth opportunities presented by our portfolio of leading media assets. We attribute our strong historical results and positive outlook for growth and profitability to an ability to develop and execute forward-looking business strategies. The key elements of our strategy include:

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  Introduce new and enhanced products and services.  We expect a significant portion of our growth in our Cable segment revenues to be driven by the introduction of new products and services (such as Wideband internet technology that is expected to enable us to offer customers internet access speeds of up to 100 mbps) and by the continuing penetration of our existing suite of products and services such as digital cable services, cable Internet access, cable telephony services, high-definition television, video-on-demand and interactive television. Our objective is also to increase our revenue per subscriber by focusing sales and marketing efforts on the bundling of these value-added products and services.

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  Offer multi-platform media advertising solutions.  Our multi-platform media assets enable us to provide advertisers with an integrated advertising solution. We are able to provide flexible, bundled advertising packages that allow advertisers to reach local, regional and national markets, as well as special interest and specific demographic groups. We will focus on further integrating our television, newspaper and magazine publishing, and Internet advertising platforms to enable us to tailor advertising packages to customers' needs.

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  Cross-promote brands, programs and other content.  The geographic overlap of our cable, television, newspaper and magazine publishing, music and video store chains, and Internet platforms enables us to cost effectively promote and co-brand media properties. We will continue to promote initiatives to advance these cross-promotional activities, including the cross-promotion of various businesses, cross-divisional advertising and shared infrastructures.

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  Use content across media properties.  We are the largest private-sector French-language programming broadcaster, a leading producer of French-language programming, the largest newspaper publisher, and a leading English- and French-language Internet news and information portal in Canada. Our objective is to further accelerate the distribution of our content across platforms.

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  Leverage geographic clustering.  Our Videotron subsidiary holds cable licenses that cover over 80% of Québec's 3 million homes and commercial premises passed by cable. Geographic clusters facilitate bundled service offerings and, in addition, allow us to tailor our offerings to certain demographic markets. We aim to leverage the highly clustered nature of our systems to enable us to use marketing dollars more efficiently and to enhance customer awareness, increase use of products and services and build brand support.

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  Maximize customer satisfaction and build customer loyalty.  Across our media platform, we believe that maintaining a high level of customer satisfaction is critical to future growth and profitability. An important factor in our historical growth and profitability has been our ability to attract and satisfy customers with high quality products and services and we will continue our efforts to maximize customer satisfaction and build customer loyalty.

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  Manage expenses through success-driven capital spending and technology improvements.  In our Cable segment, we aim to support the growth in our customer base and bandwidth requirements through strategic success-driven modernizations of our network and increases in network capacity. In our Newspaper segment, we have undertaken restructurings of certain printing facilities and news production operations, and invested in certain technology improvements with a view to modernizing our operations and cost structure. In addition, we continuously seek to manage our salaries and benefits expenses, which comprise a significant portion of our costs.

        Through our direct and indirect interests in several businesses, we operate in the following industry segments: Cable, Newspapers, Broadcasting, Leisure and Entertainment, Interactive Technologies and Communications and Internet/Portals.

Cable

        Through our cable television operations, we are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers, a major Internet service provider and a provider of telephony services in the Province of Québec. We offer pay television, Internet access, cable telephony and mobile wireless telephony services. Our cable network covers over 80% of Québec's 3 million residential and commercial premises passed by cable. Our cable licenses include licenses for the greater Montréal area, the second largest urban area in Canada. The greater Montréal area represents one of the largest contiguous clusters in Canada and is among the largest in North America as measured by the number of cable customers. This concentration provides us with improved operating efficiencies and is a key element in the development and launch of our bundled service offerings.

        As of September 30, 2007, we had approximately 1.62 million basic cable customers (which we define as customers receiving basic cable service, including analog and digital customers), representing a basic penetration rate of 65.0%. Through our extensive broadband coverage, we also offer digital television and cable Internet access services to approximately 99% of our total homes passed. We have rapidly grown our digital customer base in recent years, and at September 30, 2007, we had 720,306 digital customers, representing 44.6% of our basic cable customers and 29.0% of our total homes passed. We have also rapidly grown our cable Internet access customer base, and as of September 30, 2007, we had 898,978 cable Internet access customers, representing 55.6% of our basic cable customers and 36.2% of our total homes passed. We believe that the continued increase in the penetration rate of our digital television, cable Internet access, telephony and wireless voice and data services will result in increased average revenue per customer (ARPU).

        Our bi-directional hybrid fiber coaxial (HFC) network enabled us to launch, in January 2005, a new telephony service using VoIP technology to our residential and commercial customers. As of September 30, 2007, we had 573,826 cable telephony customers, representing 35.5% of our basic customers and 23.1% of our total homes passed. In addition, as of September 30, 2007, approximately 97.9% of all of our cable customers were in areas in which our cable telephony service was available and we currently expect that this figure will increase to approximately 99% by December 31, 2007.

        On August 10, 2006, we launched our mobile wireless telephony services in the Quebec City area. Since then, the service has been completely rolled out throughout the Province of Québec. As of September 30, 2007, over 38,700 lines had been activated. In connection with the potential auction of third-generation wireless telephony frequencies in Canada, we have announced that, subject to certain conditions relating to both the conduct of the spectrum auction and the post-auction implementation period, we would commit to invest, through Videotron, approximately $500.0 million to deploy a 3G network in Québec and become a facilities-based wireless provider, offering our Québec customers integrated mobile multimedia services. If we are awarded spectrum, we currently expect to deploy our wireless network over a three-year period.

        We offer our advanced products and services, which include video-on-demand and selected interactive television services, as a bundled package that is unique among the competitors in our market. We differentiate our services by offering a higher speed Internet access product and the widest range of French-language programming in Canada. We believe that our bundled packages of products and services, together with our focus on customer service and the breadth of our French-language offerings, have resulted in improved customer satisfaction, increased use of our services and higher customer retention.

        Through Le SuperClub Videotron, we also operate the largest chain of video and video game rental stores in Québec and among the largest of such chains in Canada, with a total of 260 retail locations (of which 206 are franchised) and more than 1.65 million video club rental members. Le SuperClub Videotron's operations include approximately 72 video and video game rental stores that we acquired in July 2004 from Jumbo Entertainment Inc., a nation-wide Canadian franchisor and operator of such stores.

        We own a 100% voting and 100% equity interest in Videotron.

        For the nine months ended September 30, 2007, our cable operations generated revenues of $1.13 billion and operating income of $467.0 million. For the year ended December 31, 2006, our cable operations generated revenues of $1.3 billion and operating income of $512.5 million.

Cable Television Industry Overview

        Cable television has been available in Canada for more than 50 years and is a well developed market. Competition in the cable industry was first introduced in Canada in 1997. As of August 31, 2006, the most recent date for which data is available, there were approximately 7.4 million cable television customers in Canada, representing a basic cable penetration rate of approximately 58.3% of homes passed. For the twelve months ended August 31, 2006, total industry revenue was estimated to be approximately $5.8 billion and is expected to grow in the future because Canadian cable operators have aggressively upgraded their networks and have begun launching and deploying new products and services, such as cable Internet access, digital television services and, more recently, telephony services. The following table summarizes the most recent available annual key statistics for the Canadian and U.S. cable television industries.

	Twelve Months Ended August 31,
	2002	2003	2004	2005	2006	CAGR(1)
	(Homes passed and basic cable customers in millions, dollars in billions)
Canada
Industry Revenue	$4.0	$4.4	$4.7	$4.9	$6.0	10.7%
Homes Passed(2)	10.5	10.9	10.5	11.2	12.7	4.9%
Basic Cable Customers	7.2	7.1	6.8	6.8	7.4	0.7%
Basic Penetration	68.6%	65.1%	64.8%	60.7%	58.3%	(4.0)%

	Twelve Months Ended August 31,
	2002		2003		2004		2005		2006		CAGR
	(Homes passed and basic cable customers in millions, dollars in billions)
U.S.
Industry Revenue	US$	49.4	US$	51.3	US$	57.6	US$	62.3	US$	68.2	8.4%
Homes Passed(2)		102.7		102.9		108.2		110.8		111.6	2.1%
Basic Cable Customers		66.5		66.0		65.7		65.3		65.3	(0.4)%
Basic Penetration		64.8%		64.1%		60.7%		58.9%		58.5%	(2.6)%

Source of Canadian data: CRTC.

Source of U.S. data: NCTA, A.C. Nielsen Media Research and Kagan Research LLC.

(1)
Compounded annual growth rate from 2002 through 2006.

(2)
"Homes passed" means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.

        The traditional cable business, which is the delivery of video via hybrid fiber coaxial network, is fundamentally similar in the U.S. and Canada. Different economic and regulatory conditions, however, have given rise to important differences between the two markets. Canadian operators have more limited revenue sources than U.S. operators due to Canadian regulations which prevent cable operators from generating revenue from local advertising. However, the lack of local advertising revenues allows Canadian cable operators to benefit from lower programming costs as compared to U.S. cable operators.

        A significant portion of Canada's cable television customers are based in Québec. As of August 31, 2006, Québec is home to approximately 24.0% of Canada's population and approximately 23.7% of its basic cable customers. Based on the CRTC, basic cable penetration in Québec, which was approximately 53.4% as of August 31, 2006, has traditionally been lower than in other provinces in Canada, principally due to the higher concentration of French-speaking Canadians in Québec. It is estimated that over 80% of Québec's population is French-speaking. Contrary to the English-speaking provinces of Canada, where programming in English comes from all over North America, programming in French is available over-the-air in most of Québec's French-speaking communities. The arrival of a variety of French-language specialty channels not available over-the-air contributed to a slight cable penetration increase in the 1990s.

Expansion of Digital Distribution and Programming

        In order to compete with the direct broadcast satellite offerings, the cable industry began deploying digital technology, which allows for a large number of programming channels and advanced services to be offered.

        In addition, in recent years, the choice and range of television programming has expanded substantially in Canada. In November 2000, the CRTC released its decisions on the applications for new digital pay and specialty television channels. In total, the CRTC approved 21 Category One licenses (16 English-language and five French-language) and 262 Category Two licenses, as well as two pay-per-view and four video-on-demand licenses. Cable service providers using digital technology are required to carry all of the approved Category One services appropriate to their markets while Category Two licensees who do not have guaranteed distribution rights must negotiate with cable service providers for access. Since then, the CRTC has licensed dozens of Category Two additional programming licenses. The increase in programming content as a result of the launch of approximately 50 of these programming services is believed to be a key factor in driving increases in digital cable penetration in Canada.

        Many programming services have announced their intention to convert to high-definition format. We believe that the availability of HDTV programming will increase significantly in the coming years and will result in a higher penetration level of digital distribution.

        In recent years, digital cable has significantly expanded the range of services that may be offered to our customers. We are now offering to our digital cable customers more than 370 channels, including 165 English-language channels, 70 French-language channels, 27 HDTV channels, 10 time-shifting channels and 63 radio/music channels.

        Our strategy, in the coming years, will be to try to continue the expansion in our offering and maintain the quality of our programming. Our cable television service depends in large part on our ability to distribute a wide range of appealing, conveniently-scheduled television programming at reasonable rates and will be an important factor in our success to maintain the attractiveness of our services to customers.

Products and Services

        We currently offer our customers analog cable television services and programming as well as new and advanced high-bandwidth products and services such as cable Internet access, digital television, premium programming and selected interactive television services. We continue to focus on our cable Internet access, digital television and telephony services which are increasingly desired by customers.

        We offer a cable telephony service in Québec, a product that leverages Videotron's customer base with what was at the time Videotron Telecom's telecommunications network and expertise. Videotron Telecom was merged with and into Videotron on January 1, 2006, thereby combining its operations with those of Videotron.

        Since August 10, 2006 we have been progressively rolling out our mobile wireless telephony services throughout the Province of Québec. Through our strategic relationship with Rogers Wireless, the operator of Canada's largest integrated wireless voice and data network, we offer Québec consumers a quadruple play of television, broadband Internet, cable telephony and Videotron branded mobile wireless telephony services. Our services include international roaming and popular options such as voicemail, call waiting, call display, call forwarding, text messaging and conference calling. We are responsible for acquiring and billing customers, as well as for providing customer support under our own brand. We operate as a Mobile Virtual Network Operator, or MVNO, utilizing wireless voice and data services provided by Rogers Wireless across its GSM/GPRS network. In order to increase our offering of products and services and be more competitive, we have announced, in connection with the potential auction of 3G wireless telephony frequencies in Canada in early 2008, that, subject to certain conditions relating to both the conduct of the spectrum auction and the post-auction implementation period, we would commit to invest, through Videotron, approximately $500.0 million to deploy a 3G network in Québec with the latest technologies, and become a facilities-based wireless provider, offering our Québec customers integrated mobile multimedia services.

  Traditional Cable Television Services

        Customers subscribing to our traditional analog "basic" and analog "extended basic" services generally receive a line-up of 45 channels of television programming, depending on the bandwidth capacity of their local cable system. Customers who pay additional amounts can also subscribe to additional channels, either individually or in packages. For any additional programming, customers must rent or buy a set-top box. We tailor our channels to satisfy the specific needs of the different customer segments we serve.

        Our analog cable television service offerings include the following:

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  Basic Service.  All of our customers receive a package of basic programming, consisting of local broadcast television stations, the four U.S. commercial networks and PBS, selected Canadian specialty programming services, and local and regional community programming. Our basic service customers generally receive 27 channels on basic cable.

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  Extended Basic Service.  This expanded programming level of services, which is generally comprised of approximately 18 channels, includes a package of French- and English-language specialty television programming and U.S. cable channels in addition to the basic service channel line-up described above. Branded as "Telemax," this service was introduced in almost all of our markets largely to satisfy customer demand for greater flexibility and choice.

  Advanced Products and Services

        Cable's high bandwidth is a key factor in the successful delivery of advanced products and services. Several emerging technologies and increasing Internet usage by our customer base have presented us with significant opportunities to expand our sources of revenue. In most of our systems, we currently offer a variety of advanced products and services, including cable Internet access, digital television, cable telephony and selected interactive services. We intend to continue to develop and deploy additional services to further broaden our service offering.

  •
  Cable Internet Access.  Leveraging our advanced cable infrastructure, we offer cable Internet access to our residential customers primarily via cable modems attached to personal computers. We provide this service at speeds of up to 360 times the speed of a conventional telephone modem. As of September 30, 2007, we had 898,978 cable Internet access customers, representing 55.6% of our basic customers and 36.2% of our total homes passed. In addition, as of September 30, 2007, we had 10,004 dial-up Internet access customers. Based on internal estimates, we are the largest provider of high-speed Internet access services in the areas we serve with an estimated market share of 52.1% as of June 30, 2007.

  •
  Digital Television.  As part of our network modernization program, we have installed headend equipment capable of delivering digitally encoded transmissions to a two-way digital-capable set-top box in the customer's home. This digital connection provides significant advantages. In particular, it increases channel capacity, which allows us to increase both programming and service offerings while providing increased flexibility in packaging our services. We launched our digital television service in March 1999 with the introduction of digital video compression terminals in the greater Montréal area. Since then, we have also introduced the service in other major markets. In September 2001, we launched a new digital service offering under the illico brand. In addition to providing high quality sound and image quality, illico offers our customers significant programming flexibility. Our basic digital package includes 25 television channels, 45 audio services providing CD-quality music, 18 AM/FM radio channels, an interactive programming guide as well as television-based e-mail capability. Our extended digital basic television service, branded as "à la carte" (i.e., individual channel selections), offers customers the ability to select more than 200 additional channels of their choice, including U.S. super-stations and other special entertainment programs, allowing them to customize their choices. This service also offers customers significant programming flexibility including the option of French-language only, English-language only or a combination of French- and English-language programming, as well as many foreign-language channels. We also offer pre-packaged themed service tiers in the areas of news, sports and discovery. Customers who purchase basic service and one customized package can also purchase channels on an à la carte basis at a specified cost per channel per month. As part of our digital service offering, customers can also purchase near-video-on-demand services on a per-event basis. As of September 30, 2007, we had 720,306 customers for our digital television service, representing 44.6% of our basic customers and 29.0% of our total homes passed. Our customers currently have the option to purchase or lease the digital set-top boxes required for digital service. We believe that the sale of equipment to customers improves customer retention, and, as of September 30, 2007, approximately 95% of our digital television customers had purchased and 5% were leasing our digital set-top boxes.

  •
  Cable Telephony.  In January 2005, we launched our new cable telephony service using VoIP technology in selected areas of the Province of Québec, and we have since then been progressively rolling-out this offering among our other residential and commercial customers in the Province of Québec. As of September 30, 2007 our cable telephony service was available to 97.9% of our basic cable customers. Our cable telephony service includes both local and long-distance calling, and permits all of our telephony customers, both residential and commercial, to access all service features mandated by CRTC Decision 97-8 and other regulatory decisions and orders, including: enhanced 911 Emergency service; number portability from and to any local exchange carrier; a message relay service allowing subscribers to communicate with the hearing impaired; and a variety of personal privacy features including universal call tracing. We also offer free basic listings in local telephone directories, as well as full operator assistance, including: operator-assisted calls; collect and third-party calls; local, national and international directory assistance; person-to-person calls; and busy-line verification. Finally, we offer as part of our new telephony service a host of convenient, optional features, including: name and number caller ID; call waiting with long-distance distinctive ring and audible indicator tone; name and number caller ID on call waiting; visual indicator of a full voice mail box and audible message waiting indicators; automatic call forwarding; three-way conference calling; automatic recalling; and last incoming call identification and recall. VoIP allows us to deliver new cutting-edge features, such as voice-mail to e-mail functionality launched in December 2005, which allows customers to access their voice-mail via e-mail in the form of audio-file attachments. In keeping with our competitive strength of providing differentiated, bundled service offerings, we offer free installation of our new telephony service to existing cable television and/or Internet customers and to new bundled customers. We also offer discounts to our bundled customers, when compared to the sum of the prices of the individual services provided to these customers. In addition, we offer discounts for a second telephone line subscription. As of September 30, 2007, we had 573,826 subscribers to our cable telephony service, representing a penetration rate of 35.5% of our basic cable subscribers and 23.1% of our total homes passed.

  •
  Mobile Wireless Telephony Services.  On August 10, 2006, we launched our mobile wireless telephony services in the Quebec City area. Since then, the service has been completely rolled out throughout the Province of Québec. Through our strategic relationship with Rogers Wireless, the operator of Canada's largest integrated wireless voice and data network we offer Québec consumers a quadruple play of television, broadband Internet, cable telephony and Videotron branded mobile wireless telephony services. Our services include international roaming and popular options such as voicemail, call waiting, call display, call forwarding, text messaging and conference calling. We are responsible for acquiring and billing customers, as well as for providing customer support under our own brand. We operate as a Mobile Virtual Network Operator, or MVNO, utilizing wireless voice and data services provided by Rogers Wireless across its GSM/GPRS network. As of September 30, 2007, over 38,700 lines had been activated. In order to offer our customers integrated mobile multimedia services and be more competitive, we have announced, in connection with the potential auction of 3G wireless telephony frequencies in Canada in early 2008, that, subject to certain conditions relating to both the conduct of the auction and the post-auction implementation period, we would commit to invest, through Videotron, approximately $500.0 million to deploy a 3G network in Québec with the latest technologies over a period of three years, and become a facilities-based wireless provider.

  •
  Video-On-Demand.  Video-on-demand service enables digital cable customers to rent from a library of movies, documentaries and other programming through their digital set-top box. Our digital cable customers are able to rent their video-on-demand selections for a period of 24 hours, which they are then able to watch at their convenience with full stop, rewind, fast forward, pause and replay functionality during that period. Our video-on-demand service is available to 99% of the homes passed by us. We also offer pay television channels on a subscription basis that permit our customers to access and watch any of their video-on-demand selections at any time at their convenience.

  •
  Other Products and Services.  To maintain and enhance our market position, we are focused on increasing penetration of high-definition television and personal video recorders, as well as other high-value products and services.

        The following table summarizes our customer statistics for our analog and digital cable and advanced products and services:

	As of December 31,					As of Sept. 30,
	2002	2003	2004	2005	2006	2007
Homes passed(1)	2,329,023	2,351,344	2,383,443	2,419,335	2,457,213	2,486,663
Basic cable
Basic customers(2)	1,431,060	1,424,144	1,452,554	1,506,113	1,572,411	1,616,264
Penetration(3)	61.4%	60.6%	60.9%	62.3%	64.0%	65.0%
Digital cable
Digital customers	171,625	240,863	333,664	474,629	623,646	720,306
Penetration(4)	12.0%	16.9%	23.0%	31.5%	39.7%	44.6%
Number of digital terminals	182,010	257,350	362,053	537,364	738,530	877,212
Dial-up Internet access
Dial-up customers	43,627	28,821	23,973	18,034	13,426	10,004
Cable Internet access
Cable modem customers	305,054	406,277	502,630	637,971	791,966	898,978
Penetration(3)	13.1%	17.3%	21.1%	26.4%	32.2%	36.2%
Telephony Services
Cable telephony customers	—	—	2,135	162,979	397,860	573,826
Penetration(3)			0.1%	6.7%	16.2%	23.1%
Wireless telephony lines	—	—	—	—	11,826	38,739

(1)
"Homes passed" means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.

(2)
Basic customers are customers who receive basic cable service in either the analog or digital mode. The numbers of basic customers for the years 2002-2004, inclusive, were restated in order to permit such numbers to be compared to the 2005, 2006 and 2007 numbers of basic customers.

(3)
Represents customers as a percentage of total homes passed.

(4)
Represents customers for the digital service as a percentage of basic customers.

        In the twelve months ended September 30, 2007, our cable operations recorded a net increase of 63,557 basic cable customers. During the same period, we recorded net additions of: 144,496 subscribers to our cable Internet access service; 135,045 customers to our digital television service, the latter of which includes customers who have upgraded from our analog cable service; 208,287 customers to our cable telephony services; and, we have activated 37,945 lines for our mobile wireless telephony services.

  Business Telecommunications Services

        We integrated Videotron Telecom's operations within Videotron's operations pursuant to the merger of Videotron Telecom with and into Videotron on January 1, 2006. Our Business Telecommunications segment provides a wide range of network solutions, Internet services, application/server hosting, local and long-distance telephone service, and studio-quality audio-video services to large and medium-sized businesses, ISPs, application service providers ("ASP"), broadcasters and carriers in both Québec and Ontario.

  Video Stores

        Through Le SuperClub Videotron, we also operate the largest chain of video and video game rental stores in Québec and among the largest of such chains in Canada, with a total of 260 retail locations (of which 206 are franchised) and more than 1.65 million video club rental members. Le SuperClub Videotron's operations include approximately 72 video and video game rental stores that we acquired in July 2004 from Jumbo Entertainment Inc., a nation-wide Canadian franchisor and operator of such stores. With approximately 164 retail locations located in our markets, Le SuperClub Videotron is both a showcase and a valuable and cost-effective distribution network for our growing array of advanced products and services, such as cable Internet access and digital television.

Pricing of Our Products and Services

        Our Cable segment revenues are derived principally from the monthly fees our customers pay for cable services. The rates we charge vary based on the market served and the level of service selected. Rates are usually adjusted annually. We also offer discounts to our bundled customers, when compared to the sum of the prices of the individual services provided to these customers. As of September 30, 2007, the average monthly fees for basic and extended basic service were $23.67 and $37.52, respectively, and the average monthly fees for basic and extended basic digital service were $14.00 and $43.87, respectively. A one-time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. Monthly fees for rented equipment such as set-top boxes and cable modems, and administrative fees for delinquent payments for service, are also charged. Except in respect of our Internet access services, customers are typically free to discontinue service at any time without additional charge, but they may be charged a reconnection fee to resume service.

        The CRTC only regulates rates for basic cable service. Fees for extended cable service (over and above basic cable service rates), pay-television and pay-per-view services, and rentals for set-top boxes are priced by us on a commercial, free-market basis and are not regulated by the CRTC.

        Although our service offerings vary by market, because of differences in the bandwidth capacity of the cable systems in each of our markets and competitive and other factors, our services are typically offered at monthly price ranges, which reflect discounts for bundled service offerings, as follows:

Service	Price Range
Basic analog cable	$15.07-$28.88
Extended basic analog cable	$27.50-$41.19
Basic digital cable	$13.98-$15.98
Extended basic digital cable	$26.98-$75.98
Pay-television	$3.99-$29.99
Pay-per-view (per movie or event)	$2.99-$49.99
Video-on-demand (per movie or event)	$0.99-$14.99
Dial-up Internet access	$9.95-$19.95
Cable Internet access	$26.95-$89.95
Cable telephony	$15.95-$22.95
Mobile wireless telephony	$22.65-$78.10

Our Network Technology

        As of September 30, 2007, our cable systems consisted of approximately 18,630 km of fiber optic cable and 29,172 km of coaxial cable, passing approximately 2.5 million homes and serving approximately 1.76 million customers. Our network is the largest broadband network in Québec covering over 80% of cable homes passed and more than 80% of the businesses located in the major metropolitan areas of each of Québec and Ontario. Our extensive network supports direct connectivity with networks in Ontario, Eastern Québec, the Maritimes and the United States.

        The following table summarizes the current technological state of our systems, based on the percentage of our customers who have access to the bandwidths listed below and two-way (or "bi-directional") capability:

	450 MHz and Under	480 to 625 MHz	750 to 860 MHz	Two-Way Capability
December 31, 2002	3%	23%	74%	97%
December 31, 2003	3%	23%	74%	97%
December 31, 2004	3%	23%	74%	97%
December 31, 2005	2%	23%	75%	98%
December 31, 2006	2%	23%	75%	98%

        Our cable television networks are comprised of four distinct parts including signal acquisition networks, main headends, distribution networks and subscriber drops. The signal acquisition network picks up a wide variety of television, radio and multimedia signals. These signals and services originate from either a local source or content provider or are picked up from distant sites chosen for satellite or over-the-air reception quality and transmitted to the main headends by way of over-the-air links, coaxial links or fiber optic relay systems. Each main headend processes, modulates, scrambles and combines the signals in order to distribute them throughout the network. Each main headend is connected to the primary headend in order to receive the digital MPEG2 signals and the IP Backbone for the Internet services. The first stage of this distribution consists of either a fiber optic link or a very high capacity microwave link which distributes the signals to distribution or secondary headends. After that, the signal uses the hybrid fiber coaxial cable network made of wide-band amplifiers and coaxial cables capable of serving up to 30 km in radius from the distribution or secondary headends to the subscriber drops. The subscriber drop brings the signal into the customer's television set directly or, depending on the area or the services selected, through various types of customer equipment including set top boxes.

        We have adopted the hybrid fiber coaxial (HFC) network architecture as the standard for our ongoing system upgrades. Hybrid fiber coaxial network architecture combines the use of fiber optic cable with coaxial cable. Fiber optic cable has excellent broadband frequency characteristics, noise immunity and physical durability and can carry hundreds of video and data channels over extended distances. Coaxial cable is less expensive and requires greater signal amplification in order to obtain the desired transmission levels for delivering channels. In most systems, we deliver our signals via fiber optic cable from the headend to a group of nodes to the homes passed served by that node. Our system design provides for cells of approximately 1,000 homes each to be served by fiber optic cable. To allow for this configuration, secondary headends were put into operation in the greater Montréal area and in the greater Quebec City area. Remote secondary headends must also be connected with fiber optic links. The loop structure of the two-way networks brings reliability through redundancy, the cell size improves flexibility and capacity, while the reduced number of amplifiers separating the home from the headend improves signal quality and reliability. Our network design provides us with significant flexibility to offer customized programming to individual cells of 1,000 homes, which is critical to our ability to deploy certain advanced services in the future, including video-on-demand and the continued expansion of our interactive services. Our network design also allows for further segmentation to 500 or 250 homes where cable, Internet and telephony service penetration requires higher network capacity. We also believe that our network design provides high capacity and superior signal quality that will enable us to provide to our current and future customers new advanced products and services in addition to those currently offered by us.

        Our strategy of maintaining a leadership position in the suite of products and services currently offered by us and launching new products and services requires investments in our network to support growth in our customer base and increases in bandwidth requirements. For that reason, we recently upgraded our networks in Quebec City and in the Central Region of Québec from a bandwidth of 480 MHz to 750 MHz or greater. With the completion of this project, approximately 96% of our network in Québec has been upgraded to a bandwidth of 750 MHz or greater. Also, in light of the greater availability of HDTV programming, the ever increasing speed of Internet access and increasing demand for our cable telephony service, we are currently considering a number of alternatives for how best to address increasing network capacity requirements resulting from higher demand for such advanced products and services. Pursuing one or more of these alternatives will require us to make substantial investments in our network in the coming years.

Marketing and Customer Care

        Our long term marketing objective is to increase our cash flow through deeper market penetration of our services and continued growth in revenue per customer. We believe that customers will come to view their cable connection as the best distribution channel to the home for a multitude of services. To achieve this objective, we are pursuing the following strategies:

  •
  continue to rapidly deploy advanced products and services such as cable Internet access, digital television, cable telephony and mobile wireless telephony services;

  •
  design product offerings that provide greater opportunity for customer entertainment and information choices;

  •
  target marketing opportunities based on demographic data and past purchasing behavior;

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  develop targeted marketing programs to attract former customers, households that have never subscribed to our services and customers of alternative or competitive services;

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  enhance the relationship between customer service representatives and our customers by training and motivating customer service representatives to promote advanced products and services;

  •
  leverage the retail presence of Le SuperClub Vidéotron, Archambault Group and third-party commercial retailers;

  •
  cross-promote the wide variety of content and services offered within the Quebecor Media group (including, for example, the content of TVA Group productions and the 1-900 service for audience voting during television programs such as Star Académie, Occupation Double and other reality shows popular in Québec) in order to distribute our cable, data transmission, cable telephony and mobile wireless telephony services to our existing and future customers;

  •
  introduce new value-added packages of products and services, which we believe increases average revenue per user, or ARPU, and improves customer retention; and

  •
  leverage our business market, using the Videotron Telecom network and expertise with our commercial customer base, which should enable us to offer additional bundled services to our customers and may result in new business opportunities.

        We continue to invest time, effort and financial resources in marketing new and existing services. To increase both customer penetration and the number of services used by our customers, we use coordinated marketing techniques, including door-to-door solicitation, telemarketing, media advertising, e-marketing and direct mail solicitation.

        Maximizing customer satisfaction is a key element of our business strategy. In support of our commitment to customer satisfaction, we operate a 24-hour customer service hotline seven days a week for nearly all of our systems, in addition to our web-based customer service capabilities. We are currently implementing various further initiatives to improve customer service and satisfaction. For example, all of our customer service representatives and technical support staff are now trained to assist our customers with respect to all products and services offered by us, which in turn allows our customers to be served more efficiently and seamlessly. Our customer care representatives continue to receive extensive training to develop customer contact skills and product knowledge, which are key contributors to high rates of customer retention as well as to selling additional products and services and higher levels of service to our customers. To assist us in our marketing efforts, we utilize surveys, focus groups and other research tools as part of our efforts to determine and proactively respond to customer needs.

Programming

        We believe that offering a wide variety of conveniently scheduled programming is an important factor in influencing a customer's decision to subscribe to and retain our cable services. We devote significant resources to obtaining access to a wide range of programming that we believe will appeal to both existing and potential customers. We rely on extensive market research, customer demographics and local programming preferences to determine our channel and package offerings. The CRTC currently regulates the distribution of foreign content in

Canada and, as a result, we are limited in our ability to provide such programming to our customers. We obtain basic and premium programming from a number of suppliers, including TVA Group.

        Videotron's programming contracts generally provide for a fixed term of up to seven years, and are subject to negotiated renewal. Programming tends to be made available to us for a flat fee per customer. Videotron's overall programming costs have increased in recent years and may continue to increase due to factors including, but not limited to, additional programming being provided to customers as a result of system rebuilds that increase channel capacity, increased costs to produce or purchase specialty programming and inflationary or negotiated annual increases.

Competition

        Videotron operates in a competitive business environment in the areas of price, product and service offerings and service reliability. Videotron competes with other providers of television signals and other sources of home entertainment. In addition, as Videotron expands into additional services such as interactive, cable telephony and mobile wireless telephony services, Videotron may face additional competition. Videotron's principal competitors include over-the-air television and providers of other entertainment, direct broadcast satellite, digital subscriber line (DSL), private cable, other cable distribution, ILECs and wireless distribution. Videotron also faces competition from illegal providers of cable television services and illegal access to foreign DBS (also called grey market piracy) as well as from signal theft of DBS that enables customers to access programming services from U.S. and Canadian direct broadcast satellite services without paying any fee (also called black market piracy).

  •
  Over-the-air Television and Providers of Other Entertainment.Cable television has long competed with broadcast television, which consists of television signals that the viewer is able to receive without charge using an over-the air antenna. The extent of such competition is dependent upon the quality and quantity of broadcast signals available through over-the-air reception compared to the services provided by the local cable system. Cable systems also face competition from alternative methods of distributing and receiving television signals and from other sources of entertainment such as live sporting events, movie theatres and home video products, including videotape recorders, DVD players and video games. The extent to which a cable television service is competitive depends in significant part upon the cable system's ability to provide a greater variety of programming, superior technical performance and superior customer service than are available over the air or through competitive alternative delivery sources.

  •
  Direct Broadcast Satellite.  Direct broadcast satellite, or DBS, is a significant competitor to cable systems. DBS delivers programming via signals sent directly to receiving dishes from medium- and high-powered satellites, as opposed to cable delivery transmissions. This form of distribution generally provides more channels than some of our television systems and is fully digital. DBS service can be received virtually anywhere in Canada through the installation of a small rooftop or side-mounted antenna. Like digital cable distribution, DBS systems use video compression technology to increase channel capacity and digital technology to improve the quality of the signals transmitted to their customers.

  •
  DSL.  The deployment of digital subscriber line technology, known as DSL, provides customers with Internet access at data transmission speeds greater than that which is available over conventional telephone lines. DSL service is comparable to cable-modem Internet access over cable systems. We also face competition from other providers of DSL service.

  •
  VDSL.  The CRTC and Industry Canada have authorized video digital subscriber line, or VDSL, services. VDSL technology increases the capacity of DSL lines available, which permits the distribution of digital video. We expect that we will soon face competition from incumbent local exchange carriers, which have been granted licenses to launch video distribution services using this technology. ILECs are currently installing this new technology, which operates over the copper lines in phone lines, in our markets. This technology can achieve speeds as high as 52 Mbps upstream, but VDSL can only operate over a short distance of about 4,000 feet (1,200 metres). As a result, telephone companies are replacing many of their main feeds with fibre-optic cable. By placing a VDSL transceiver, a VDSL gateway, in larger multiple dwelling units, the distance limitation is overcome. Further, as a result of such improvements in broadband speeds over DSL and the evolution of compression technology, incumbent telephone carriers in our service areas may be in a position to enable delivery of digital television over their cable Internet connections

    (IPTV) in the coming years. Advanced trials are underway in Canada and in other countries. Tests in our service markets are still being performed. If successful, IPTV may provide telecommunications carriers with a way to offer services similar to those offered by cable operators in the consumer market.

  •
  Private Cable.  Additional competition is posed by satellite master antenna television systems known as "SMATV systems" serving multi-dwelling units, such as condominiums, apartment complexes, and private residential communities.

  •
  Other Cable Distribution.  Currently, a cable operator offering television distribution and providing cable-modem Internet access service is serving the greater Montréal area. This cable operator, which has approximately 15,000 customers, is owned by the regional ILEC.

  •
  Wireless Distribution.  Cable television systems also compete with wireless program distribution services such as multi-channel multipoint distribution systems, or MDS. This technology uses microwave links to transmit signals from multiple transmission sites to line-of-sight antennas located within the customer's premises.

  •
  Grey and Black Market DBS Providers.  Cable and other distributors of television signals continue to face competition from the use of access codes and equipment that enable the unauthorized decoding of encrypted satellite signals, from unauthorized access to our analog and digital cable signals (black market) and from the reception of foreign signals through subscriptions to foreign satellite television providers that are not lawful distributors in Canada (grey market).

  •
  Telephony Service.  Our cable telephony service competes against other telephone companies, including both the incumbent telephone service provider in Québec, which controls a significant portion of the telephony market in Québec, as well as other VoIP telephony service providers and mobile wireless telephone service providers.

  •
  Mobile wireless telephony services.  Our new mobile wireless telephony service competes against a mix of competitors, some of them being active in all the products we offer, while others only offer mobile wireless telephony services in our market.

  •
  Other Internet Service Providers.  In the Internet access business, cable operators compete against other Internet service providers offering residential and commercial Internet access services. The CRTC requires the large Canadian incumbent cable operators to offer access to their high speed Internet system to competitive Internet service providers at mandated rates.

Newspapers

        Through our newspaper publishing operations, we are the largest newspaper publisher in Québec based on total paid and unpaid circulation. Sun Media is also the second largest newspaper publisher in Canada, with a 20.9% market share in terms of weekly paid circulation as of March 31, 2007, according to statistics published by the Canadian Newspaper Association, or "CNA." With our acquisition of Osprey Media, we are, through our Sun Media and Osprey Media operating subsidiaries, the largest newspaper publisher in Québec and in Canada, based on total paid and unpaid circulation. See "— Acquisition of Osprey Media" below. Sun Media publishes 17 paid daily newspapers and serves eight of the top ten urban markets in Canada. Each of Sun Media's eight urban daily newspapers ranks either first or second in its market in terms of paid circulation. Sun Media also publishes 195 weekly newspapers, weekly shopping guides and agricultural and other specialty publications, including seven free daily commuter publications, 24 Hours in Toronto, Vancouver 24 Hours in Vancouver, and 24 Heures in Montréal, 24 Hours in Ottawa and 24 Heures in Ottawa-Gatineau. In addition, Sun Media launched 24 Hours Calgary and 24 Hours Edmonton in February 2007, Sun Media publishes the second and third largest non-national dailies in Canada, based on weekly paid circulation as of March 31, 2007: Le Journal de Montréal, with a weekly paid circulation of 1.9 million copies according to the Audit Bureau of Circulation, and The Toronto Sun, with a weekly paid circulation of 1.4 million copies according to the Audit Bureau of Circulation. The combined weekly paid circulation of our daily newspapers, as of September 30, 2007, was approximately 6.4 million copies, according to internal statistics.

        We also provide a range of distribution services through Sun Media's division, Messageries Dynamiques.

        Furthermore, we provide a range of commercial printing and other related services to third parties through a national network of production and printing facilities and distribute newspapers and magazines for other publishers across Canada.

        As of the date of this prospectus, we own a 100% voting and a 100% equity interest in Sun Media.

        For the nine months ended September 30, 2007, our newspaper operations generated revenues of $721.6 million and operating income of $149.3 million. For this same period, Sun Media derived 72.9% of its revenues from advertising, 16.6% from circulation, and 10.5% from distribution, commercial printing and other revenues. For the year ended December 31, 2006, our newspaper operations generated revenues of $928.2 million and operating income of $207.6 million. For this same period, Sun Media derived 71.9% of its revenues from advertising, 17.0% from circulation, and 11.1% from distribution, commercial printing and other revenues.

Acquisition of Osprey Media

        In early August 2007, Quebecor Media completed its acquisition of Osprey Media for aggregate consideration of approximately $414.4 million (excluding assumed debt of $165.6 million). Osprey Media is one of Canada's leading publishers of daily and non-daily newspapers, magazines and specialty publications. Its publications include 20 daily newspapers and 34 non-daily newspapers clustered in Ontario, as well as numerous specialty publications, including shopping guides and magazines. Osprey Media's publications have an established presence on the Internet and offer classified and local advertising, as well as other services for local advertisers and readers. Osprey Media also engages in the distribution of inserts and flyers and commercial printing for third parties, and operates several trade shows.

        The acquisition of Osprey Media increases our scale in the population-dense Ontario market and complements our existing newspaper business. Osprey Media's focus on community newspapers and limited geographic overlap with our assets increases the stability and diversification of our newspaper portfolio. Our objective is also to realize operating efficiencies through the sharing of management, production, printing and distribution.

        As of the date of this prospectus, we own a 100% voting and a 100% equity interest in Osprey Media.

        For the nine months ended September 30, 2007, Osprey Media generated revenues of $168.5 million.

        Unless otherwise indicated, the statistics in this section do not reflect our acquisition of Osprey Media.

Canadian Newspaper Publishing Industry Overview

        Newspaper publishing is the oldest segment of the advertising-based media industry in Canada. The industry is mature and is dominated by a small number of major newspaper publishers largely segmented in different markets and geographic areas, of which Sun Media and Osprey Media combined are the largest, with a combined average weekly circulation (paid and unpaid) of approximately 15.1 million copies. According to the CNA's circulation data for the six months ended March 31, 2007, Sun Media's and Osprey Media's combined 26.4% market share of paid weekly circulation for Canadian daily newspapers is exceeded only by CanWest MediaWorks Inc., with a 27.3% market share, and is followed by Torstar Corporation (14.2%), Power Corporation (10.0%), and CTVglobemedia (6.6%).

        The newspaper market consists primarily of two segments, broadsheet and tabloid newspapers, which vary in format. With the exception of the broadsheet The London Free Press, all of Sun Media's urban paid daily newspapers are tabloids.

        According to the CNA, there are approximately 100 paid circulation daily newspapers, numerous paid non-daily publications and free-distribution daily and non-daily publications. Of the 100 paid circulation daily newspapers, 25 have average weekday circulation in excess of 50,000 copies. These include 19 English-language metropolitan newspapers, 4 French-language daily newspapers and 2 national daily newspapers.

        In addition to daily newspapers, both paid and unpaid non-daily newspapers are distributed nationally and locally across Canada. Newspaper companies may also produce and distribute niche publications that target specific readers with customized editorial content and advertising.

        Newspaper publishers derive revenue primarily from the sale of local, classified, national and insert advertising, and to a lesser extent through paid subscriptions and single copy sales of newspapers. The mature nature of the Canadian newspaper industry has resulted in stable revenue levels (and limited growth) for many years. Most daily newspapers are well established in their communities, and many have been in existence for over 100 years. According to industry sources, in 2006, the total Canadian daily newspaper industry revenue was $3.5 billion, with 77% derived from advertising and the remaining 23% coming from circulation. Total advertising revenue for the Canadian daily newspaper industry was $2.7 billion in 2006.

Advertising and Circulation

        Advertising revenue is Sun Media's largest source of revenue and represented 71.9% of Sun Media's total revenues in 2006. Advertising rates are based upon the size of the market in which each newspaper operates, circulation, readership, demographic composition of the market and the availability of alternative advertising media. Sun Media's strategy is to maximize advertising revenue by providing advertisers with a range of pricing and marketing alternatives to better enable them to reach their target audience. Sun Media's newspapers offer a variety of advertising alternatives, including full-run advertisements in regular sections of the newspaper targeted to different readers (including automotive, real estate and travel), geographically-targeted inserts, special interest pullout sections and advertising supplements.

        Sun Media's principal categories of advertising revenues are classified, retail and national advertising. Classified advertising has traditionally accounted for the largest share of our advertising revenues in our urban daily newspapers (47.5% in the year ended December 31, 2006) followed by retail advertising (33.6% in the same period) and national advertising (16.2% in the same period). Classified advertising is made up of four principal sectors: automobiles, private party, recruitment and real estate. Automobile advertising is the largest classified advertising category, representing about 44.3% of all of Sun Media's classified advertising in terms of revenue for the year ended December 31, 2006. Retail advertising is display advertising principally placed by local businesses and organizations. Most of our retail advertisers are department stores, electronics stores and furniture stores. National advertising is display advertising primarily from advertisers promoting products or services on a national basis. Sun Media's national advertisers are principally in the retail automotive sector.

        In the smaller community papers, substantially all of the advertising revenues are derived from local retailers and classified advertisers. These newspapers publish advertising supplements with specialized themes such as agriculture, tourism, home improvement and gardening to encourage advertisers to purchase additional linage in these special editions.

        We believe our newspaper advertising revenues are diversified not only by category (classified, retail and national), but also by customer and geography. For the year ended December 31, 2006, Sun Media's top ten national advertisers accounted for approximately 5% of Sun Media's total advertising revenue and approximately 4% of Sun Media's total revenue. In addition, because Sun Media sells advertising in numerous regional markets in Canada, the impact of a decline in any one market can be offset by strength in other markets.

        Circulation sales are the second-largest source of revenue for Sun Media and represented 17.0% of Sun Media's total revenues in 2006. In the large urban markets, newspapers are available through newspaper boxes and retail outlets Monday through Sunday. We offer daily home delivery in each of our newspaper markets. We derive our circulation revenues from single copy sales and subscription sales. Our strategy is to increase circulation revenue by adding newspaper boxes and point-of-sale locations, as well as expanding home delivery. In order to increase readership, we are expanding coverage of local news in our newspapers and targeting editorial content to identified groups through the introduction of niche products.

        The majority of the community newspaper publications are distributed free of charge through a controlled distribution system. This enables the publisher to better identify the clientele targeted by advertisers.

Newspaper Operations

        We operate our newspaper businesses in urban and community markets through two groups:

  •
  the Urban Daily Group; and

  •
  the Community Newspaper Group.

        A majority of our newspapers in the Community Newspaper Group are clustered around our eight paid urban dailies in the Urban Daily Group. We have strategically established our community newspapers near regional printing facilities in suburban and rural markets across Canada. This geographic clustering enables us to realize operating efficiencies and economic synergies through sharing of management, production, printing, and distribution, as well as accounting and human resources functions.

        We are investing in a new printing facility located in Toronto, Ontario to be shared with Quebecor World Inc. In April 2007, Sun Media transferred the printing of 24 Hours Toronto to the new facility and began printing a portion of The Toronto Sun on September 30, 2007. In addition, in August 2005, we announced a plan to relocate the printing of certain Sun Media publications to a new printing facility owned by us, located in Saint- Janvier-de-Mirabel, Québec. During the fourth quarter of 2006, this new printing facility began printing certain Québec community publications, as well as The Ottawa Sun, 24 Hours Ottawa and 24 Heures (Montréal and Ottawa-Gatineau). The new facilities should make it possible to further consolidate some of Sun Media's printing operations in Ontario and Québec, improve the quality of its newspaper products and create additional revenue opportunities as well as strengthen the convergence among our Toronto media properties. Since the implementation of the Toronto, Ontario and Saint-Janvier-de-Mirabel initiatives, Quebecor Media has acquired Osprey Media and has been actively reviewing Osprey's operations in order to leverage the synergies between its current operations and those of Osprey Media. In addition, Quebecor Media has undertaken a number of production and sales initiatives with its clients with a view to improving the product and service offering with more types of printed products as well as improving the turnaround time for the printing of daily publications. Such integration, production and sales initiatives will require additional printing capacity. On October 11, 2007, Quebecor Media acquired a building from Quebecor World for a total net consideration of $62.5 million. At the same time, Quebecor World signed a long term operating lease with Quebecor Media to rent part of the building for a 17 year period. The two transactions were settled by means of the payment of a net cash consideration of $43.9 million to Quebecor World on the transaction date, and an undertaking by Quebecor Media to pay a sale price balance of $7.0 million in 2013. The building houses three new presses owned by Quebecor Media and used to print some of its Ontario newspapers.

  The Urban Daily Group

        Our Urban Daily Group is comprised of eight paid daily newspapers, seven free daily commuter publications, and three free weekly publications.

Paid daily newspapers

        The paid daily newspapers are published seven days a week and are all tabloids with the exception of the broadsheet The London Free Press. These are mass circulation newspapers that provide succinct and complete news coverage with an emphasis on local news, sports and entertainment. The tabloid format makes extensive use of color, photographs and graphics. Each newspaper contains inserts that feature subjects of interest such as fashion, lifestyle and special sections. In addition, the Urban Daily Group includes a distribution business, Messageries Dynamiques.

        As of September 30, 2007, and on a combined weekly basis, the eight paid daily newspapers in our Urban Daily Group circulate approximately 6.1 million copies. These newspapers hold either the number one or number two position in each of their respective markets in terms of circulation. In addition, on a combined basis, over 50% of our readers do not read our principal competitor's newspaper in each of our urban daily markets, according to data from the NADbank® 2006 Study, referred to below.

        Paid circulation is defined as average sales of a newspaper per issue. Readership (as opposed to paid circulation) is an estimate of the number of people who read or looked into an average issue of a newspaper and is measured by an independent survey conducted by NADbank Inc. According to the NADbank® 2006 Study, the most recent available survey, readership estimates are based upon the number of people responding to the Newspaper Audience Databank survey circulated by NADbank Inc. who report having read or looked into one or more issues of a given newspaper during a given period equal to the publication interval of the newspaper.

        The following table lists Sun Media's paid daily newspapers and their respective readership in 2006 as well as their market position by paid circulation during that period:

	2006 Average Readership
				Market Position by Paid Circulation(1)
Newspaper	Saturday	Sunday	Mon-Fri
Le Journal de Montréal	687,800	470,100	663,400	1
Le Journal de Québec	206,300	129,200	182,700	1
The Toronto Sun	555,100	816,100	705,500	2
The London Free Press	169,700	106,700	167,200	1
The Ottawa Sun	101,900	97,300	122,500	2
The Winnipeg Sun	102,200	92,200	117,700	2
The Edmonton Sun	138,400	175,000	194,600	2
The Calgary Sun	145,000	184,600	197,900	2

Total Average Readership	2,106,400	2,071,200	2,351,500

(1)
Based on paid circulation data published by the Audit Bureau of Circulations in March 2007 with respect to non-national newspapers in each market.

        Le Journal de Montréal.    Le Journal de Montréal is published seven days a week and is distributed by Messageries Dynamiques, our division that specializes in the distribution of publications. According to the Audit Bureau of Circulations, Le Journal de Montréal ranks second in paid circulation, among non-national dailies in Canada and first among French-language dailies in North America. The average daily circulation of Le Journal de Montréal exceeds the circulation of each of its main competitors in Montréal, La Presse and The Gazette, according to Audit Bureau of Circulation data as of March 31, 2007.

        The following chart reflects the average daily circulation of Le Journal de Montréal for the periods indicated:

	Year Ended December 31,
				Nine Months Ended September 30, 2007
	2004	2005	2006
Le Journal de Montréal
Saturday	312,500	308,000	309,300	304,900
Sunday	262,400	259,800	263,700	260,700
Monday to Friday	267,000	268,200	263,400	262,600

Source: Internal Statistics.

        Le Journal de Québec.    Le Journal de Québec is published seven days a week and is distributed by Messageries Dynamiques. Le Journal de Québec is the number one newspaper in its market. The average daily circulation of Le Journal de Québec exceeds the circulation of its main competitor, Le Soleil, according to Audit Bureau of Circulations data as of March 31, 2007.

        The following table reflects the average daily paid circulation of Le Journal de Québec for the periods indicated:

	Year Ended December 31,
				Nine Months Ended September 30, 2007
	2004	2005	2006
Le Journal de Québec
Saturday	124,100	123,400	127,400	126,000
Sunday	101,600	101,400	107,300	108,400
Monday to Friday	100,500	99,700	104,500	106,200

Source: Internal Statistics.

        The Toronto Sun.    The Toronto Sun is published seven days a week and has its own distribution network to serve the greater metropolitan Toronto area. The Toronto Sun is the third largest non-national daily newspaper in Canada in terms of circulation, according to the Audit Bureau of Circulations.

        The Toronto newspaper market is very competitive. The Toronto Sun competes with Canada's largest newspaper, The Toronto Star and to a lesser extent with The Globe & Mail and The National Post, which are national newspapers. As a tabloid newspaper, The Toronto Sun has a unique format compared to these broadsheet competitors. The competitiveness of the Toronto newspaper market is further increased by several free publications and niche publications relating to, for example, entertainment and television.

        The following table reflects the average daily circulation of The Toronto Sun for the periods indicated:

	Year Ended December 31,
				Nine Months Ended September 30, 2007
	2004	2005	2006
The Toronto Sun
Saturday	158,900	148,000	149,000	158,800
Sunday	339,700	326,500	328,500	327,100
Monday to Friday	192,600	183,600	189,900	186,300

Source: Internal Statistics.

        The London Free Press.    The London Free Press, one of Canada's oldest daily newspapers, emphasizes national and local news, sports and entertainment and is distributed throughout the London area through its own network. It is the only local daily newspaper in its market.

        The following table reflects the average daily circulation of The London Free Press for the periods indicated:

	Year Ended December 31,
				Nine Months Ended September 30, 2007
	2004	2005	2006
The London Free Press
Saturday	108,300	104,400	100,400	96,700
Sunday	66,300	64,600	62,800	61,900
Monday to Friday	90,700	87,600	84,200	81,600

Source: Internal Statistics.

        The London Free Press also publishes The London Pennysaver, a free weekly community shopping guide with circulation of approximately 145,310, according to internal statistics, as at September 30, 2007.

        The Ottawa Sun.    The Ottawa Sun is published seven days a week and is distributed throughout the Ottawa region through its own distribution network. The Ottawa Sun is the number two newspaper in its market, according to the Audit Bureau of Circulations, and competes daily with the English language broadsheet, The Ottawa Citizen, and also with the French language paper, Le Droit.

        The following table reflects the average daily paid circulation of The Ottawa Sun for the periods indicated:

	Year Ended December 31,
				Nine Months Ended September 30, 2007
	2004	2005	2006
The Ottawa Sun
Saturday	44,200	44,800	44,100	42,500
Sunday	51,600	51,000	51,200	50,000
Monday to Friday	49,100	51,200	50,500	49,800

Source: Internal Statistics.

        The Ottawa Sun also publishes The Ottawa Pennysaver, a free weekly community shopping guide with circulation of approximately 168,543, according to internal statistics, as at September 30, 2007.

        The Winnipeg Sun.    The Winnipeg Sun is published seven days a week. It serves the metropolitan Winnipeg area and has its own distribution network. The Winnipeg Sun operates as the number two newspaper in the Winnipeg market according to the Audit Bureau of Circulations and competes with The Winnipeg Free Press.

        The following chart reflects the average daily circulation of The Winnipeg Sun for the periods indicated:

	Year Ended December 31,
				Nine Months Ended September 30, 2007
	2004	2005	2006
The Winnipeg Sun
Saturday	41,200	40,500	38,200	37,600
Sunday	52,700	49,100	47,100	45,200
Monday to Friday	42,100	40,600	39,500	38,300

Source: Internal Statistics.

        The Edmonton Sun.    The Edmonton Sun is published seven days a week and is distributed throughout Edmonton through its own distribution network. The Edmonton Sun is the number two newspaper in its market, according to the Audit Bureau of Circulations, and competes with Edmonton's broadsheet daily, The Edmonton Journal.

        The following table reflects the average daily circulation of The Edmonton Sun for the periods indicated:

	Year Ended December 31,
				Nine Months Ended September 30, 2007
	2004	2005	2006
The Edmonton Sun
Saturday	66,200	68,100	64,700	59,100
Sunday	95,400	94,900	90,500	83,500
Monday to Friday	68,900	70,000	68,000	63,600

Source: Internal Statistics.

        The Calgary Sun.    The Calgary Sun is published seven days a week and is distributed throughout Calgary through its own distribution network. The Calgary Sun is the number two newspaper in its market, according to the Audit Bureau of Circulations and competes with Calgary's broadsheet daily, The Calgary Herald.

        The following table reflects the average daily circulation of The Calgary Sun for the periods indicated:

	Year Ended December 31,
				Nine Months Ended September 30, 2007
	2004	2005	2006
The Calgary Sun
Saturday	62,800	62,500	59,000	55,300
Sunday	94,400	91,500	90,000	82,500
Monday to Friday	64,200	62,300	60,600	56,900

Source: Internal Statistics.

Free daily newspapers

        24 Heures.    In October 2003, Sun Media re-launched its Montréal commuter paper, Montréal Métropolitain, changing the name to 24 Heures. This publication is a free daily newspaper with an average weekday circulation of 143,741 copies, according to internal statistics as at September 30, 2007.

        24 Hours.    In November 2003, Sun Media launched a new commuter paper in Toronto, 24 Hours, a free daily newspaper with an average weekday circulation at September 30, 2007 of 254,217 copies, according to internal statistics. In December 2004, to complement 24 Hours in Toronto, Sun Media launched Find-A-Rental, a free weekly residential rental guide with an average weekly circulation of approximately 34,900 copies, according to internal statistics. The editorial content of 24 Hours concentrates on the greater metropolitan Toronto area.

        Vancouver 24 Hours.    In March 2005, Sun Media, in partnership with The Jim Pattison Group, launched Vancouver 24 Hours, a free daily newspaper in Vancouver, with an average weekday circulation of 136,261 copies, according to internal statistics. The editorial content of Vancouver 24 Hours concentrates on the greater metropolitan Vancouver area. On August 31, 2007, Sun Media purchased The Jim Pattison Group's interest in the Vancouver 24 Hours partnership.

        24 Hours in Ottawa and 24 Heures in Ottawa-Gatineau.    In November 2006, we launched two new commuter papers in the Ottawa region, 24 Hours in Ottawa and 24 Heures in Ottawa-Gatineau. Both are free daily newspapers and by September 30, 2007, the combined average weekday circulation was 70,171 according to internal statistics. The editorial content of these free dailies concentrates on the greater metropolitan Ottawa area.

        24 Hours Calgary and 24 Hours Edmonton.    In February 2007, Sun Media launched two new free commuter papers in Alberta, one in Calgary and one in Edmonton. The editorial content of each paper concentrates on the greater metropolitan area of each of these cities.

Competition

        In addition to competing directly with other dailies published in their respective markets, each of our newspapers in the Urban Daily Group competes for advertising revenue with weekly newspapers, magazines, direct marketing, radio, television, Internet and other advertising media. Furthermore, we believe that the high cost associated with starting a major daily newspaper operation represents a barrier to entry to potential new competitors of our Urban Daily Group.

        Through Le Journal de Montréal and Le Journal de Québec, we have established market leading positions in Québec's two main urban markets, Montréal and Quebec City. Le Journal de Montréal ranks second in circulation after The Toronto Star among non-national Canadian dailies and is first among French-language dailies in North America. Le Journal de Montréal competes directly with two other major dailies and also with two free dailies, one of which is owned by Sun Media.

        The London Free Press is one of Canada's oldest daily newspapers and our only daily broadsheet newspaper. It is the only local daily newspaper in its market, although it competes with daily newspapers from surrounding markets.

        The Toronto Sun is the third largest non-national daily newspaper in Canada in terms of circulation. The Toronto newspaper market is very competitive. The Toronto Sun competes with one other major daily newspaper and to a lesser extent with two national papers. There are also two free daily newspapers in Toronto: 24 Hours, which is owned by Sun Media, and Metro. As a tabloid newspaper, The Toronto Sun offers readers and advertisers an alternative format to the broadsheet format of other newspapers in the Toronto market.

        Each of Sun Media's dailies in Edmonton, Calgary, Winnipeg and Ottawa competes against a broadsheet newspaper and has established a number two position in its market.

  The Community Newspaper Group

        In total, the Community Newspaper Group consists of 9 paid daily community newspapers, 167 community weekly newspapers and shopping guides, and 18 agricultural and other specialty publications. The Community Newspaper Group also includes Net Media, its distribution sales arm.

        The total average weekly circulation of the publications in our Community Newspaper Group for the nine months ended September 30, 2007 was approximately 2.8 million free copies and approximately 611,897 paid copies, according to internal statistics. The table below sets forth the average daily paid circulation and geographic location of the daily newspapers published by the Community Newspaper Group for the nine months ended September 30, 2007:

Newspaper	Location	Average Daily Paid Circulation
The Brockville Recorder and Times	Brockville, Ontario	11,850
Stratford Beacon Herald	Stratford, Ontario	9,900
The Daily Herald Tribune	Grande Prairie, Alberta	9,726
Woodstock Sentinel-Review	Woodstock, Ontario	6,530
Simcoe Reformer	Simcoe, Ontario	6,930
St. Thomas Time-Journal	St. Thomas, Ontario	6,270
Fort McMurray Today	Fort McMurray, Alberta	3,770
The Daily Miner & News	Kenora, Ontario	2,960
The Daily Graphic	Portage La Prairie, Manitoba	2,600

Total Average Daily Paid Circulation		60,536

        The weekly and specialty publications of the Community Newspaper Group are distributed throughout Canada. The number of weekly publications on a regional basis is as follows:

Province	Number of Publications
Québec	55
Ontario	49
Alberta	45
Manitoba	12
Saskatchewan	5
New Brunswick	1

Total Publications	167

        Our community newspaper publications generally offer news, sports and special features, with an emphasis on local information. These newspapers cultivate reader loyalty and create franchise value by emphasizing local news, thereby differentiating themselves from national newspapers.

Competition

        Several of the Community Newspaper Group's publications maintain the number one position in the markets that they serve. Our community publications are generally located in small towns and are typically the only daily or weekly newspapers of general circulation published in their respective communities, although some face competition from daily or weekly publications published in nearby locations and circulated in markets where we publish our daily or weekly publications. Historically, the Community Newspaper Group's publications have been a consistent source of cash flow, derived primarily from advertising revenue.

Other Operations

  Commercial Printing and Distribution

        Sun Media's national network of production and printing facilities enables it to provide printing services for web press (coldset and heatset) and sheetfed products, and graphic design for print and electronic media. Web presses utilize rolls of newsprint, whereas sheetfed presses use individual sheets of paper. Heatset web presses, which involve a more complex process than coldset web presses, are generally associated with printing on glossy paper. We own 24 web press and 10 sheetfed press operations located throughout Canada. These operations provide commercial printing services for both our internal printing needs and for third parties. Our printing facilities include 13 printing facilities for the daily publications, and 15 other printing facilities operated by the Community Newspaper Group in five provinces.

        Our third-party commercial printing provides us with an additional revenue source that utilizes existing equipment with excess capacity. In our third-party commercial printing operations, we compete with other newspaper publishing companies as well as with commercial printers. Our competitive strengths in this area include our modern equipment, our status in some of our markets as the only local provider of commercial printing services and our ability to price projects on a variable cost basis, as our core newspaper business covers overhead expenses.

        The Urban Daily Group includes the distribution business of Messageries Dynamiques, which distributes dailies, weeklies, magazines and other electronic and print media and reaches approximately 255,000 households and 13,700 retail outlets through its operations in Québec.

        Similarly, the Community Newspaper Group operates the distribution business of Net Media, which distributes catalogues, flyers, product samples and other direct mail promotional material. Through its own branch system and its associated distributors, the Community Newspaper Group currently has the potential to provide advertising customers with broad-based distribution in Canada.

  Television Station

        On December 2, 2004, Sun Media acquired 25% of the outstanding shares of SUN TV, a television station in Toronto, Canada. In addition to cash, this transaction involved the sale of its 29.9% interest in CP24, a 24-hour local news channel in Toronto, to the vendor of SUN TV. Our TVA Group subsidiary acquired the other 75% of SUN TV. Sun Media management continues to work closely with SUN TV management to develop opportunities for cross-promotions and to leverage the Sun Media brand with consumers and advertisers in Canada's largest marketplace.

Seasonality and Cyclicality

        Canadian newspaper publishing company operating results tend to follow a recurring seasonal pattern with higher advertising revenue in the spring and in the fall. Accordingly, the second and fourth fiscal quarters are typically the strongest quarters for our Newspapers segment, with the fourth quarter generally being the strongest. Due to the seasonal retail decline and generally poor weather, the first quarter has historically been the weakest quarter for our Newspapers segment.

        Our newspaper business is cyclical in nature. The operating results of our newspaper business are sensitive to prevailing local, regional and national economic conditions because of our dependence on advertising sales for a substantial portion of our revenue. Similarly, a substantial portion of our newspaper advertising revenue is derived from retail and automotive advertisers, who have historically been sensitive to general economic cycles, and our operating results have in the past been materially adversely affected by extended downturns in the Canadian retail and automotive sectors. In addition, most of our advertising contracts are short-term contracts that can be terminated by the advertisers at any time with little notice.

Raw Materials

        Newsprint is the second-largest expense in our Newspapers segment after salaries, and represents our largest raw material expense. Newsprint expense represented 15.0% (amounting to $107.8 million) of Sun Media's total operating expenses, excluding restructuring charges and depreciation and amortization, for the year ended December 31, 2006. The newsprint industry is highly cyclical, and newsprint prices have historically experienced significant volatility. We seek to manage the effects of newsprint price increases through a combination of, among other things, managing waste, technology improvements, web width reduction, inventory management, and controlling the mix of editorial versus advertising content.

        In addition, to obtain more favorable pricing and to provide for a more secure newsprint supply, Sun Media entered into a newsprint supply agreement with a newsprint producer for the supply of substantially all of Sun Media's newsprint purchases. This agreement expired on December 31, 2006, although the supplier has continued to supply newsprint to us on substantially the same terms while we negotiate the renewal of this agreement. The agreement enabled the newspaper segment to obtain a discount to market prices, as well as providing additional volume rebates for purchases above certain thresholds. The supply available pursuant to this agreement satisfied most of the newspaper segment newsprint requirements. There can be no assurance that Sun Media will be able to renew this agreement on terms as favorable or at all.

        Aside from newsprint, the only other significant raw materials requirements of our Newspapers segment are ink and press plates, which together accounted for approximately 1.4% ($9.9 million) of the total operating expenses, excluding restructuring charges and depreciation and amortization of our newspaper publishing operations, in the year ended December 31, 2006.

Broadcasting

        We are the largest private-sector broadcaster of French-language entertainment, information and public affairs programs in North America. According to data published by the Bureau of Broadcast Measurement (BBM) People Meters (which data are based on a new measurement methodology using audimetry instead of surveys), we had a 27% market share of French-speaking viewers in the Province of Québec in 2006 and according to the Canadian TVB Report for the same period, we estimate that our share of the Québec's French-language broadcast television advertising market was 40% in 2006. In 2006, we aired 6 of the ten most popular TV programs in the Province of Québec, including Occupation Double, Lance et Compte: La Revanche and Surprise Surprise. In 2006, we had 23 of the top 30 French-language television shows during prime time according to BBM People Meter data. Since May 1999, the TVA network, which consists of ten stations, has been included in the basic channel line-up of most cable and satellite providers across Canada, enabling us to reach a significant portion of the French-speaking population of Canada.

        Through various subsidiaries, we control or participate in the following eleven programming services: LCN, a French-language headline news service, Canal Évasion, a French-language travel and tourism service, Canal Indigo, a French-language pay-per-view service, illico sur Demande, a multilingual video-on-demand service, CPAC (Canadian Public Affairs Channel) also known as Canada's Political Channel, a national bilingual public affairs programming service, Canal shopping TVA, a French-language infomercial and tele-shopping channel, Argent (LCN-Affaires), an economic, business and personal finance news service, Mystery TV, a national English-language Category One specialty television service devoted to mystery and suspense programming, Mystère, a national French-language Category One specialty television service devoted to mystery and suspense programming, Prise 2, launched in February 2006, a French-language Category Two specialty television service devoted to Québec and American television classics, and MenTV, a national English-language Category One specialty television service dedicated to the Canadian man's lifestyle. The CRTC allows "analog specialty services" to be distributed both via conventional analog cable and digital distribution, whereas Category One and Category Two digital specialty services may be distributed through digital only distribution.

        On December 2, 2004, TVA Group acquired 75% of the outstanding shares of Toronto One (CKXT-TV), now named SUN TV, a television station in Toronto, Ontario for $35.0 million in cash, of which $2.6 million was paid in January 2007. Sun Media acquired the other 25% of SUN TV for $3.8 million in cash, of which $1.0 million was paid in January 2007, and Sun Media's 29.9% interest in CP24, a 24-hour local news channel in Toronto. This television station was launched by Craig Media Inc. on September 19, 2003 under the first English-language over-the-air television license granted for Toronto in almost 30 years. The license was granted on April 8, 2002 with an expiration date of August 31, 2008. SUN TV's signal is broadcast from a main transmitter on the CN Tower and a rebroadcast transmitter in Hamilton. In addition, SUN TV is currently distributed on cable by Rogers Communications Inc. throughout Toronto on the desirable dial position of channel 15. SUN TV is also available on satellite across Canada on ExpressVu and Star Choice.

        On August 2, 2006, TVA Group filed a new Normal Course Issuer Bid in order to purchase for cancellation, between August 4, 2006 and August 3, 2007, up to a maximum of 1,135,242 issued and outstanding Class B shares. As of September 30, 2007, no shares had been repurchased pursuant to this issuer bid. During the financial years ended December 31, 2006, 2005 and 2004, Quebecor Media's interest in TVA Group increased as a result of the Substantial Issuer Bid dated May 19, 2005 and various Normal Course Issuer Bids. In 2006, 2005 and 2004 respectively, 9,800, 3,739,599 and 1,892,500 Class B shares were repurchased under the Substantial Issuer Bid and Normal Course Issuer Bids for aggregate cash considerations of $0.2 million, $81.9 million and $41.0 million, respectively. As a result of these issuer repurchases, Quebecor Media's interest in TVA Group increased by 7.6%, from 37.6% on January 1, 2004 to 45.2% as of December 31, 2006.

        As at September 30, 2007, we own 45.2% of the equity and control 99.9% of the voting power in TVA Group.

        For the nine months ended September 30, 2007, our broadcasting operations generated revenues of $291.4 million and operating income of $36.6 million. For the year ended December 31, 2006, our television operations generated revenues of $393.3 million and operating income of $42.1 million.

Canadian Television Industry Overview

        Canada has a well-developed television market that provides viewers with a range of viewing alternatives.

        There are four French-language broadcast networks in the Province of Québec: Société Radio-Canada, Réseau TQS, Télé-Québec and TVA Group. In addition to French-language programming, there are three English-language national broadcast networks in the Province of Québec: the Global Television Network, CTV and the Canadian Broadcasting Corporation, known as CBC. Global Television Network and CTV are privately held commercial networks. CBC and Société Radio-Canada are government-owned and financed by a combination of federal government grants and advertising revenue. French-language viewers in the Province of Québec also have access to U.S. networks, either directly over the air or via broadcast distributors.

        Drama and comedy programming are the most popular genres with French-speaking viewers, followed by news and other information programming. Viewing trends by French-speaking viewers are predominantly to French Canadian programs in all genres, with the exception of drama and comedy programs where the viewing has remained evenly split between Canadian and foreign programs.

        The following table sets forth the relative audience share of French-language viewers in the Province of Québec in 2006:

Network	Share of Province of Québec Television
TVA Group	27.1%
Societé Radio-Canada	14.0%
Réseau TQS	10.8%
Télé-Québec	3.1%
Various French-language specialty cable channels	34.6%
Others	10.4%

Source: BBM People Meters 2006 (data is based on a new measurement methodology using audimetry instead of surveys).

Transition of Over-the-air Television Broadcasting from Analog to Digital

        On June 12, 2002 the CRTC announced a framework (Public Notice CRTC 2002-31) for the broadcast of digital, over-the-air television services and the transition of over-the-air television broadcasting from analog to digital. The CRTC is prepared to give fast-track consideration to applications for broadcasting licenses to carry on digital television (DTV) based on the Advanced Television Systems Committee transmission standard (A/53). The transition from analog to digital television in Canada will be voluntary, market-driven and without mandated deadlines. Licensees who wish to use digital television facilities to provide programming consisting essentially of a simulcast of their existing analog services will qualify for licensing. The CRTC will give fast track consideration to applications by existing over-the-air broadcasters. Should an existing broadcaster fail to apply for a transitional digital television license within a reasonable period, or otherwise demonstrate that it is not prepared to move to digital broadcasting on a timely basis, the CRTC may consider applications by prospective new entrants predicated on the Department of Industry's spectrum allotment. Both TVA and Sun TV hold a license for digital television broadcasting and are currently available in digital.

Television Broadcasting

  French-language Market

        Our French-language network of ten stations, which consists of six owned and four affiliated stations, is available to a significant portion of the French-speaking population in Canada.

        Our owned and operated stations include: CFTM-TV in Montréal, CFCM-TV in Quebec City, CHLT-TV in Sherbrooke, CHEM-TV in Trois-Rivières, CFER-TV in Rimouski-Matane-Sept-Iles and CJPM-TV in Saguenay (formerly Chicoutimi-Jonquière). Our four affiliated stations are CFEM-TV in Rouyn-Noranda, CHOT-TV in Gatineau (formerly Hull), CHAU-TV in Carleton and CIMT-TV in Rivière-du-Loup, of which we own a 45% interest of the latter two. Approximately 85% to 95% of our network's broadcast schedule is originated from our main station in Montréal. Our signal is transmitted from transmission and retransmission sites authorized by Industry Canada and licensed by the CRTC and is also retransmitted by satellite elsewhere in Canada as a distant signal by various modes of authorized distribution: cable, direct-to-home satellite distribution and multi-channel multipoint distribution services. We have the number one market share in each of our ten Québec markets.

  English-language Market

        We own, through TVA Group and Sun Media, the English-language television station SUN TV (CKXT-TV). SUN TV broadcasts in the Greater Toronto area, Canada's largest market, as well as in Hamilton, Ontario. SUN TV's broadcast schedule includes a mixture of original local programming designed to reflect the diverse lifestyle, culture and sports interests of the Toronto-Hamilton market. The schedule also addresses the many tastes and preferences of its market with an appealing variety of well known acquired American programming such as "60 Minutes" along with a blend of situation comedies, talk shows, and primetime movies. SUN TV's signal is transmitted from a main transmitter on the CN Tower and a rebroadcast transmitter in Hamilton. On September 14, 2007, the CRTC also approved rebroadcast transmitters for SUN TV in Ottawa and London subject to national advertising only. In addition, SUN TV is distributed on cable by Rogers Communications Inc. throughout Toronto on the desirable dial position of channel 15. SUN TV is also available across Canada by satellite.

  Advertising Sales and Revenue

        We derive a majority of our revenues from the sale of air-time to national, regional and local advertisers. For the twelve-month period ended December 31, 2006, we derived approximately 70% of our advertising revenues from national advertisers and 30% from regional and local advertisers. Based on information provided by the TVB Time Sales Report, we estimate our share of the Québec's French-language broadcast television advertising market was 40% in 2006.

  Programming

        We produce a variety of French-language programming, including a broad selection of entertainment, news and public affairs programming. We actively promote our programming and seek to develop viewer loyalty by offering a consistent programming schedule.

        A majority of our programming is produced by our wholly-owned subsidiary, JPL Production Inc. Through JPL Production Inc., we produced approximately 1,630 hours of original programming, consisting primarily of soap operas, morning and general interest shows, variety shows and quiz shows, from January 2006 to December 2006.

        The remainder of our programming is comprised of foreign and Canadian independently-produced programming.

Specialty Broadcasting

        Through various subsidiaries, Quebecor Media controls or participates in eleven programming services other than television over the air, including the following:

Type of Service	Language	Voting Interest
Analog Specialty Services:
• LCN — Le Canal Nouvelles	French	TVA(1) 99.9%
• Canal Évasion	French	TVA 8.3%
• CPAC	French and English	V(2) 21.7%
Category One Digital Specialty Services:
• MenTV	English	TVA 51.0%
• Mystery (13th Street)	English	TVA 50.0%
• Mystère (13e rue)	French	TVA 99.9%
• Argent (LCN — Affaires)	French	TVA 99.9%
Category Two Digital Specialty Services:
• Prise 2 (Nostalgie)		TVA 99.9%
Pay Per View Services (terrestrial & direct broadcasting satellite):
• Canal Indigo	French	TVA 20.0%
Video-on-Demand Services:
• illico sur Demande	French and English	AG(3) 100%
Exempted Programming Service:
• Canal shopping TVA	French	TVA(1) 99.9%

(1)
TVA Group controls the programming services. Quebecor Media controls TVA Group.

(2)
Videotron controls the programming services. Quebecor Media controls Videotron.

(3)
Archambault Group controls the programming services. Quebecor Media controls the Archambault Group.

  Le Canal Nouvelles LCN

        Le Canal Nouvelles, or LCN, is a 24-hour broadcast format of 15-minute information segments comprised of news, sports and weather components, updated on a regular basis. LCN went on the air on September 8, 1997 and had approximately 2.1 million customers as of September 2007. LCN's revenues are primarily derived from affiliate agreements and sale of air-time to national advertisers.

  Argent

        Argent broadcasts economic, business and personal finance news. This channel benefits from the expertise and knowledge of TVA Group's news team, as well as TVA Group's presence in every Québec region. Argent is developing a unique niche by offering a business-focused product that has never before been offered in Québec's television market. Argent is providing an essential service in Québec's economy by promoting businesses of all sizes and explaining and commenting on the business and financial news that will impact Québec's economic future. Argent began broadcasting in February 2005.

  Canal Évasion

        Canal Évasion is a national French-language television specialty service that is dedicated exclusively to tourism, adventure and travel. Canal Évasion began broadcasting in January 2000.

  MenTV

        MenTV is a national English-language Category One specialty television service dedicated to the Canadian man's lifestyle with programming related to the luxury market, the gourmet market, men's beauty and fitness, the book and music market, outdoor adventures and leisure sports. MenTV began broadcasting in September 2001.

  Mystery

        Mystery (formerly called 13th Street) is a national English-language Category One specialty television service devoted to mystery and suspense programming. The service nurtures and encourages short form Canadian mysteries. It provides a wide assortment of genre-specific programs including movies, television series, short films and documentaries that focus exclusively on the delivery of entertaining programming relating to suspense, espionage and classic mysteries. Mystery began broadcasting in September 2001.

  Mystère

        Mystère (formerly called 13ieme rue) is a national French-language Category One specialty television service devoted to mystery and suspense programming. This programming service is a French-language equivalent of "Mystery TV." However, it also offers reruns of well known indigenous Québec series. Mystère began broadcasting in October 2004.

  Prise 2

        Prise 2 (formerly called Nostalgie) is a national French-language Category Two specialty television service devoted to Québec and American classics. Prise 2 began broadcasting in February 2006.

  Canal Indigo

        Canal Indigo is a pay-per-view television service that offers mainly blockbuster feature films which have been exhibited in theatres as well as Canadian-based events targeting the French-language market. Canal Indigo began broadcasting in August 1996.

  Canal shopping TVA; Home Shopping Service; Infomercials

        TVA Group also owns 100% of home-shopping specialty channel Shopping TVA, a programming service that the CRTC has exempted from licensing requirements. Through TVAchats Inc., we also operate Shopping TVA, a daily one-hour home tele-shopping service broadcast on the TVA Network, as well as Shopping TVA, a 24-hour infomercial and tele-shopping channel.

  Canadian Public Affairs Channel (CPAC)

        Through a consortium of cable operators, Quebecor Media has a 21.7% equity interest in the Canadian Public Affairs Channel (CPAC), a national bilingual public affairs programming service showing House of Commons debates and consisting exclusively of long-form programming focusing on local, regional, national and international civic affairs.

Authorized Digital Specialty Services

        Broadcasting Decision CRTC 2005-520 of October 21, 2005 approved a national, French-language Category Two specialty programming undertaking to be known as Humour. The service will be devoted to humour and comedy.

        Broadcasting CRTC Decision 2005-521 of October 21, 2005 approved a national, French-language Category Two specialty programming undertaking to be known as Télé-Services. The service will be devoted to manual labour, such as construction, renovation, repairs, gardening, landscaping, decorating, interior design, mechanics and hobbies.

        Broadcasting CRTC Decision 2005-528 of October 21, 2005 approved a national, French-language Category Two specialty service called Star Système. The service will consist of programs relating to the entertainment industry, television, movies, fashion and arts news.

        Broadcasting CRTC Decision 2007-88 of March 19, 2007 approved a national, French-language Category Two pay TV service called Première Loge. The service will consist of documentaries, performances, mini-series and movies for a general interest audience.

        TVA Group owns 100% of each of these specialty programming service projects.

Magazine Publishing

        In connection with the acquisition of Groupe Videotron, we also acquired TVA Publishing, a subsidiary of TVA Group that was formed when TVA Group acquired Trustar Limited in January 2000. In May 2002, Publicor, a subsidiary of Quebecor Media that publishes primarily interior design, home improvement and women's magazines, including well known French-language titles such as Les idées de ma maison, Décoration Chez-Soi, Rénovation-Bricolage, Clin d'oeil, Filles d'aujourd'hui and Femmes Plus, and other special editions and seasonal publications, was combined with TVA Publishing. Publicor was also involved in contract publishing and collaborated with other members of the Quebecor Media group of companies combining traditional print with new media to offer clients additional alternatives to reach their target audience effectively. On July 31, 2007, a subsidiary of TVA Group acquired a company that publishes Animal magazine. TVA Publishing, which now includes all of the operations of Publicor, represents approximately 72% of newsstand sales of French-language magazines in Québec and owns and operates approximately 40 weekly and monthly publications. TVA Publishing is the leading magazine publisher in Québec and we expect to leverage its focus on arts and entertainment across our television and Internet programming.

Leisure and Entertainment

        Our activities in the Leisure and Entertainment segment consist primarily of retailing CDs, books, videos, musical instruments and magazines through the Archambault chain of stores and the archambault.ca e-commerce site, online sales of downloadable music through the zik.ca service, distribution of CDs and videos (through Select, a division of Archambault Group), the distribution of downloadable music (through Select Digital, a division of Archambault Group), and music recording (through Musicor, a division of Archambault Group, and Exclaim/Groupe Archambault France S.A.S., a subsidiary of Archambault Group) as well as book publishing in the academic, literary and general literature categories, and book distribution (through Sogides, one of the largest book publishing and distribution groups in Québec).

        For the nine months ended September 30, 2007, our Leisure and Entertainment segment generated total revenues of $226.4 million and operating income of $16.7 million. For the year ended December 31, 2006, the revenues of the Leisure and Entertainment segment totaled $315.8 million and operating income totaled $19.3 million.

Cultural Products Production, Distribution and Retailing

        Archambault Group is one of the largest chains of music and book stores in Québec with 17 retail locations, consisting of 15 Archambault megastores, 1 Camelot-Info stores and 1 Paragraphe bookstore. Archambault Group is also a computer book and software retailer, through Camelot-Info. Archambault Group's products are also distributed through its websites archambault.ca. Archambault Group also operates a music downloading service, known as zik.ca, with per-track fees.

        Archambault Group, through Select, is also one of the largest independent music distributors in Canada. Select has a catalogue of over 3,077 different CDs, 852 DVDs and 63 VHS videocassettes, a large number of which are from French-speaking artists. In addition, Archambault Group, through Select Digital, is a virtual distributor of downloadable music with a selection of approximately 27,500 songs available at 36 points of sale owned by 8 downloading retailers. Archambault Group is also a producer of CDs and DVDs in Canada and francophone regions of Europe with its Musicor division and its subsidiary, Groupe Archambault France S.A.S.

Book Publishing and Distribution

        Through Sogides (which is comprised of thirteen publishing houses, six in Groupe Librex Inc. including Éditions Libre Expression, Éditions Internationales Alain Stanké, Éditions Logiques, Éditions du Trécarré, Éditions Quebecor and Publistar, four in Groupe l'Homme including Les Éditions de l'Homme, Le Jour, Utilis, Les Presses Libres and three in Groupe Ville-Marie Littérature inc. including L'Hexagone, VLB Éditeur and Typo) and CEC Publishing, we are involved in French-language book publishing and we form one of Québec's largest book publishing groups. In 2006, we published, reissued and reprinted a total of 796 titles and sold 5,700,000 copies.

        Through Messageries ADP, our book distribution company, we operate one of the largest book distributors in Québec and represent over 165 Québec-based publishers. We distribute French-language books to approximately 2,400 retail outlets in Canada.

Video-On-Demand Services

        Archambault Group owns a video-on-demand service licensed by the CRTC. Videotron and Archambault Group have established both an affiliation agreement, pursuant to which Videotron is granted the non-exclusive right to offer Archambault Group's video-on-demand services to customers of Videotron, and a video-on-demand services agreement, pursuant to which Videotron provides administrative services to Archambault Group. See also "— Cable" above.

Ownership

        We own 100% of the issued and outstanding capital stock of Archambault Group, CEC, Groupe Librex and Sogides.

Interactive Technologies and Communications

        Through our ownership interest in Nurun we provide interactive communication and technology services in North America, Europe and China. As of September 30, 2007, Nurun employs approximately 760 professionals, and helps companies and other organizations develop interactive strategies, including strategic planning and interface design, technical platform implementation, online marketing programs and client relationships. Nurun's clients include organizations and multi-national corporations such as L'Oréal, Groupe DANONE, AT&T, AutoTrader.com, Louis Vuitton, Thalès, Pfizer, SkyTeam, Home Depot, Pleasant Holidays, Renault, Europcar, Equifax, Telecom Italia, Microsoft (MSN) and the Government of Québec.

        For the nine months ended September 30, 2007, our Interactive Technologies and Communications segment generated revenues of $61.9 million and operating income of $2.8 million. For the year ended December 31, 2006, our Interactive Technologies and Communications segment generated revenues of $73.9 million and operating income of $7.5 million.

        On July 11, 2006, Nurun announced the acquisition of Crazy Labs, an interactive communications agency based in Madrid, Spain, for a consideration of $5.9 million, including $5.1 million in cash and $0.8 million in Common Shares of Nurun. The acquisition strengthens Nurun's presence in Spain, where it already has an office in Barcelona.

        On January 26, 2006, Nurun acquired China Interactive Limited, an interactive marketing firm located in Shanghai, People's Republic of China for a consideration of $3.0 million, including $2.4 million in cash and

$0.6 million in Common Shares of Nurun. The acquisition is an important step for Nurun in developing the Asian markets.

        On February 27, 2006, Nurun renewed its Normal Course Issuer Bid to repurchase, between March 1, 2006 and February 28, 2007, up to 1,656,016 Common Shares for cancellation on the open market, or approximately 5% of its issued and outstanding Common Shares. During the 12-month period ended December 31, 2006, a total of 437,500 Common Shares were repurchased for a cash consideration of $1.6 million. In 2005, Nurun repurchased a total of 377,600 Common Shares for a cash consideration of $0.8 million under its Normal Course issuer Bid. In consideration of the acquisition of China Interactive in January 2006 and Crazy Labs in July 2006, Nurun issued 161,098 and 215,680 Common Shares respectively. As a result of these transactions, in the aggregate, Quebecor Media's interest in Nurun increased from 57.3% as of January 1, 2004 to 57.7% as of December 31, 2006. In April 2007, Nurun issued 996,170 Common Shares in payment of contingent consideration related to its acquisition of Ant Farm Interactive in 2004, which decreased our interest in Nurun to approximately 56.0%. On October 25, 2007 Quebecor Media acquired 500,000 common shares of Nurun from Quebecor World. At November 1, 2007, Quebecor Media's interest in Nurun was 57.5%.

Ownership

        As of November 1, 2007, we own approximately 57.5% of the equity and voting interest in Nurun.

Internet/Portals

        Canoe is an integrated company offering e-commerce, information and communication services. It owns the Canoe Network, which, according to the comScore June 2007 Media Metrix survey attracts more than 7.4 million unique visitors per month in Canada, including more than 3.7 million in Quebec. Canoe also owns Jobboom Publishing, Québec's leader in employment and career publishing. Brought together, Canoe's complementary operations form one of the most complete portfolios of Internet-related properties in Canada.

        For the nine months ended September 30, 2007, our Internet/Portals segment generated revenues of $34.6 million and operating income of $4.1 million. For the twelve-month period ended December 31, 2006, our Internet/Portals segment generated revenues of $64.9 million and operating income of $13.3 million.

        The CANOE portals network includes all of Canoe's information and service sites for the general public. As such, it is one of the most popular Internet destinations in Canada, in both the English- and French-speaking markets, and a key vehicle for Internet users and advertisers alike. Advertising revenues constitute a large portion of Canoe's annual revenues.

Media Properties

        Canoe's media properties include the following portals and destination sites:

  •
  CANOE (canoe.qc.ca and canoe.ca), a bilingual, integrated media and Internet services network and one of Canada's leading Internet portals with more than 259 million page views in September 2007, according to Canoe internal statistics;

  •
  CanoeKlix (canoeklix.com). Canoe developed and launched in 2006 CanoeKlix, its own pay per click software.

  •
  Argent and Canoe Money (argent.canoe.com and money.canoe.ca), a financial website which offers, among other things, a variety of services ranging from financial information to portfolio management tools (the Argent website (formerly Webfin) was redesigned in early 2005 in partnership with TVA's financial channel, Argent);

  •
  TVA Group and LCN (tva.canoe.com and lcn.canoe.com) dedicated websites for the TVA television network and the LCN all-news channel, which started streaming TVA and LCN shows live on the websites;

  •
  Sun Media dedicated websites for the weeklies and dailies newspapers, which provided local and national news;

  •
  Petitmonde (petitmonde.com), a website that Canoe acquired in September 2007 dedicated to children and families; and

  •
  Several websites for popular TVA Group programs, such as Occupation Double (occupationdouble.com) and Star Académie (staracademie.ca).

E-commerce Properties

        Canoe's e-commerce properties include the following sites:

  •
  Jobboom.com, a unique Web-based employment site with over 2.0 million members, which also includes Jobboom Formation, an Internet directory of continuing education services;

  •
  Autonet.ca, one of Canada's leading site devoted entirely to automobiles;

  •
  ReseauContact.com, a French dating and friendship site with approximately 921,000 unique visitors per month, over 1.1 million registered members generating more than 170 million page views per month, as of September 30, 2007, according to internal statistics;

  •
  EspaceCanoe.ca, an advanced technology platform for social communities that supports the sharing of videos, photos and opinions by users in an innovative Web 2.0-type environment;

  •
  Micasa.ca, one of the leading real-estate listing sites in Quebec, providing comprehensive property listing services available to all real estate brokers as well as individual homeowners; and

  •
  Canoeclassifieds.ca and Vitevitevite.ca (formerly canoeclassees.ca), classified ad sites through which visitors can view more than 91,000 classified ads, reaching potential purchasers across the country by integrating more than 150 dailies and community newspapers. Since June 2007, classifiedextra.ca (vitevitevite.ca in French) operates in partnership with Sympatico.MSN.ca, which uses the classifiedextra.ca banner for all classified advertisements, allowing it to reach more than 20 million users.

Ownership

        In 2004, Quebecor Media offered to acquire, through a wholly-owned subsidiary, all of the outstanding Multiple Voting Shares and Subordinate Voting Shares of Netgraphe not owned or controlled by Quebecor Media, its affiliates or its associates, at a price of $0.63 per share. In the course of a number of transactions carried out in 2004, minority interests in Netgraphe directly owned by minority shareholders were acquired for an aggregate consideration of approximately $25.2 million. The shares of Netgraphe, which is now known as Canoe, were delisted from the Toronto Stock Exchange shortly thereafter.

        Quebecor Media, directly and through TVA Group, holds 100.0% of the issued and outstanding shares of Canoe.

Intellectual Property

        We use a number of trademarks for our products and services. Many of these trademarks are registered by us in the appropriate jurisdictions. In addition, we have legal rights in the unregistered marks arising from their use. We have taken affirmative legal steps to protect our trademarks and we believe our trademarks are adequately protected.

        Television programming and motion pictures are granted legal protection under the copyright laws of the countries in which we operate, and there are substantial civil and criminal sanctions for unauthorized duplication and exhibition. The content of our newspapers and websites is similarly protected by copyright. We own copyright in each of our publications as a whole, and in all individual content items created by our employees in the course of their employment, subject to very limited exceptions. We have entered into licensing agreements with wire services, freelancers and other content suppliers on terms that are sufficient to meet the needs of our publishing operations. We believe we have taken appropriate and reasonable measures to secure, protect and maintain our rights or obtain agreements from licensees to secure, protect and maintain copyright protection of content produced or distributed by us.

        We have registered a number of domain names under which we operate websites associated with our television, publishing and Internet operations. As every Internet domain name is unique, our domain names cannot be registered by other entities as long as our registrations are valid.

Insurance

        Quebecor Media is exposed to a variety of operational risks in the normal course of business, the most significant of which are transferred to third parties by way of insurance agreements. Quebecor Media has a policy of self-insurance when the foreseeable losses from self-insurance are low relative to the cost of purchasing third-party insurance. Quebecor Media maintains insurance coverage through third parties for property and casualty losses. Quebecor Media believes that it has a combination of third-party insurance and self-insurance sufficient to provide adequate protection against unexpected losses, while minimizing costs.

Environment

        Our operations are subject to federal, provincial, state and local laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water, the management and disposal of hazardous materials, the recycling of wastes and the cleanup of contaminated sites. Laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances in the workplace, also govern our operations. Compliance with these laws has not had, and management does not expect it to have, a material effect upon our capital expenditures, net income or competitive position. Environmental laws and regulations and the interpretation of such laws and regulations, however, have changed rapidly in recent years and may continue to do so in the future.

        The property on which Videotron's primary headend is located has contamination problems to various degrees related to historical use by previous owners as a landfill site and is listed by the authorities on their contaminated sites registry. We believe that such contamination poses no risk to public health. In November 2004, our environmental studies reported improvements in the groundwater resources of this property. In May 2006, "Ministère du Développement durable, de l'Environnement et des Parcs" (MDDEP) of the province of Québec agreed to interrupt all ground water sampling. MDDEP has admitted that the situation had no material impact on municipal sewer and that the levels in the samples were within the permitted limits. The file is closed. Our properties, as well as areas surrounding our properties, may have had historic uses, including uses related to historic publishing operations, or may have current uses that may affect these properties and require further study or remedial measures. No material studies or remedial measures are currently anticipated or planned by us or required by regulatory authorities with respect to our properties. However, we cannot provide assurance that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, that a material environmental condition does not otherwise exist as to any such property, or that expenditure will not be required to deal with known or unknown contamination.

Organizational Structure

        The following chart illustrates the relationship among Quebecor Media and its principal operating subsidiaries and holdings, showing the jurisdiction of incorporation of each entity. In each case, unless otherwise indicated, Quebecor Media owns, directly or indirectly, a 100% equity and voting interest in its subsidiaries. In respect of TVA Group and Canoe, the number on the left indicates the percentage of equity owned and the number on the right indicates the percentage of voting rights held directly and indirectly by Quebecor Media. This chart is as of November 1, 2007.

        Quebecor Inc., a communications holding company, owns 54.72% of Quebecor Media and Capital CDPQ, a wholly-owned subsidiary of the Caisse de dépôt et placement du Québec, owns the other 45.28% of Quebecor Media. Quebecor's primary assets are its interests in Quebecor Media and Quebecor World, one of the largest commercial printers in the world. The Caisse de dépôt et placement du Québec is Canada's largest pension fund manager.

Property, Plant and Equipment

        Our corporate offices are located in leased space at 612 Saint-Jacques Street, Montréal, Québec, H3C 4M8, Canada.

Cable

        Videotron's corporate offices are located in leased space at 300 Viger Avenue East, Montréal, Québec, Canada, H2X 3W4. These premises are under an expropriation notice, in order to make space for the new Université de Montréal Health Centre (CHUM). Videotron began in late 2006 relocating some of its operations and personnel from this building to other buildings we rent in the area. However, most of the corporate offices are expected to move before the end of March 2008 to a new building currently in construction next to Quebecor's current head office.

        Videotron also owns several buildings in the Province of Québec. The primary headend for our cable operations is located at 150 Beaubien Street, Montréal, Québec (with approximately 27,850 square feet). Videotron also owns a building of approximately 40,000 square feet in Quebec City where its regional headend for the Quebec City region is located. Videotron also owns or leases a significant number of smaller locations for signal reception sites, customer service and business offices. Videotron generally leases space for the business offices and retail locations for the operation of its video stores.

Newspapers

        Our newspapers business properties are owned by Sun Media. Sun Media's principal business office is located at 333 King Street East, Toronto, Ontario. The Community Newspapers Group operates from 143 owned and leased facilities located in the communities in which they serve, with building space totaling approximately 922,584 square feet. The Community Newspaper Group operates 17 web press (170 units) and 9 sheetfed press in 21 operations across Canada.

        The following table presents the addresses and sizes of the main facilities and other buildings of our eight urban dailies. No other single property currently used in the Newspapers segment exceeds 50,000 square feet. Details are provided regarding the square footage Sun Media occupies, primary use of the property and current press capacity. Unless stated otherwise, Sun Media owns all of the properties listed below.

Address	Use of Property	Press Capacity(1)	Floor Space (sq. ft.)
Toronto, Ontario 333 King Street East	Operations building, including printing plant — The Toronto Sun	4 Metro presses (32 units) and 1 Metroliner press (8 units)	274,400
Montréal, Québec 4545 Frontenac Street	Operations building, including printing plant — Le Journal de Montréal	3 Metro presses and 1 Cosmo press (37 units)	162,000
London, Ontario 369 York Street	Operations building, including printing plant — The London Free Press	2 Headliner presses (12 units) and 1 Urbanite press (8 units)	150,100
Calgary, Alberta 2615-12 Street NE	Operations building, including printing plant — The Calgary Sun	1 Headliner press (7 units)	90,000
Vanier, Québec 450 Bechard Avenue	Operations building, including printing plant — Le Journal de Québec	2 Urbanite presses (24 units)	74,000
Winnipeg, Manitoba 1700 Church Avenue	Operations building, including printing plant — The Winnipeg Sun	1 Urbanite press (15 units)	63,000
Edmonton, Alberta 9300-47 Street	Printing plant — The Edmonton Sun	1 Metro press (8 units)	50,700
Edmonton, Alberta 4990-92 Avenue	Operations building — The Edmonton Sun (leased until Dec. 2013)	N/A	45,200

Gloucester, Ontario 4080 Belgreen Drive(2)	Distribution facility — The Ottawa Sun	N/A	23,000
Ottawa, Ontario 6 Antares Drive	Operations building — The Ottawa Sun (leased until Oct. 2013)	N/A	19,300

(1)
A "unit" is the critical component of a press that determines color and page count capacity. All presses listed have between 6 and 15 units.

(2)
In October 2006, the press facilities of The Ottawa Sun were transferred to the new printing facilities in Saint-Janvier-de-Mirabel, owned by Quebecor Media. Accordingly, this building is currently being used principally as a distribution facility.

        In August 2005, we announced a plan to invest in a new printing facility located in Toronto, Ontario to be shared with Quebecor World Inc. In April 2007, Sun Media transferred the printing of 24 Hours Toronto to the new facility and began printing a portion of The Toronto Sun on September 30, 2007. In addition, in August 2005, we announced a plan to relocate the printing of certain Sun Media publications to a new printing facility owned by us, located in Saint-Janvier-de-Mirabel, Québec. During the fourth quarter of 2006, this new printing facility began printing certain Québec community publications, as well as The Ottawa Sun, 24 Hours Ottawa and 24 Heures (Montréal and Ottawa-Gatineau). The new facilities should make it possible to further consolidate some of Sun Media's printing operations in Ontario and Québec, improve the quality of its newspaper products and create additional revenue opportunities as well as strengthen the convergence among our Toronto media properties. Since the implementation of the Toronto, Ontario and Saint-Janvier-de-Mirabel initiatives, Quebecor Media has acquired Osprey Media and has been actively reviewing Osprey's operations in order to leverage the synergies between its current operations and those of Osprey Media. In addition, Quebecor Media has undertaken a number of production and sales initiatives with its clients with a view to improving the product and service offering with more types of printed products as well as improving the turnaround time for the printing of daily publications. Such integration, production and sales initiatives will require additional printing capacity. On October 11, 2007, Quebecor Media acquired a building from Quebecor World for a total net consideration of $62.5 million. At the same time, Quebecor World signed a long term operating lease with Quebecor Media to rent part of the building for a 17 year period. The two transactions were settled by means of the payment of a net cash consideration of $43.9 million to Quebecor World on the transaction date, and an undertaking by Quebecor Media to pay a sale price balance of $7.0 million in 2013. The building houses three new presses owned by Quebecor Media and used to print some of its Ontario newspapers.

Television Broadcasting

        Our television broadcasting operations are mainly carried out in Montréal in 5 buildings owned by us which represent a total of approximately 574,000 square feet. We also own buildings in Quebec City, Chicoutimi, Trois-Rivières, Rimouski and Sherbrooke for local broadcasting and lease space in Montréal for TVA Publishing.

Leisure and Entertainment segment and Interactive Technologies and Communications segment

        We generally lease space for the business offices and retail outlets for the operation of our Leisure and Entertainment segment. Business offices for our Interactive Technologies and Communications operations are also primarily leased.

Liens and charges

        Borrowings under our Senior Secured Credit Facilities and under eligible derivative instruments are secured by a first-ranking hypothec and security agreement (subject to certain permitted encumbrances) on all of our movable property (chattels). Our subsidiaries' credit facilities are generally secured by first priority charges over all of their respective assets.

Employees

        At September 30, 2007, we had 16,858 employees on a consolidated basis. At December 31, 2006 and December 31, 2005, we had 14,288 and 14,527 employees, respectively. A number of our employees work part-time. The following table sets forth certain information relating to our employees in each of our operating segments as of September 30, 2007:

Operations	Approximate total number of employees	Approximate number of employees under collective agreements	Number of collective agreements
Cable	3,622	2,442	5
Newspapers	7,814	2,881	88
Broadcasting	1,966	835	15
Leisure and Entertainment	2,023	292	6
Interactive Technologies and Communications	763	0	0
Internet/Portals	379	0	0
Others	291	0	0

Total	16,858	6,450	114

        At September 30, 2007, approximately 38% of our 16,858 employees were represented by collective bargaining agreements. Through our subsidiaries, we are currently a party to 114 collective bargaining agreements:

  •
  Videotron is party to 5 collective bargaining agreements, representing approximately 2442 employees. Of these collective bargaining agreements, one (representing approximately 37 employees) will expire in December 2007. Two others, representing approximately 2225 employees, or 91% of Videotron's unionized employees, will expire in December 2009. The remaining two collective bargaining agreements, representing 180 employees, or 7% of Videotron's unionized workforce, will expire between December 2010 and August 2011;

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  Sun Media has 48 collective bargaining agreements, representing approximately 2,057 employees. Of these, 7 collective bargaining agreements, representing approximately 384 employees, or 19% of Sun Media's unionized workforce, have expired. Negotiations regarding these 7 collective bargaining agreements are either in progress or will be undertaken in 2007. The other 41 of Sun Media's collective bargaining agreements, representing approximately 1,673 employees, or 81% of its unionized workforce, are scheduled to expire on various dates between October 2007 and June 2010;

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  Osprey Media has 40 collective bargaining agreements, representing approximately 824 employees. Of these, 3 collective bargaining agreements, representing approximately 58 employees, or 7% of Osprey Media's unionized workforce, have expired. Negotiations regarding these 3 collective bargaining agreements are either in progress or will be undertaken in 2007. The other 37 of Osprey Media's collective bargaining agreements, representing approximately 766 employees, or 93% of its unionized workforce, are scheduled to expire on various dates between November 2007 and February 2011;

  •
  TVA Group is party to 15 collective bargaining agreements, representing approximately 835 employees. Of this number, 3 collective bargaining agreements, representing approximately 109 employees, or 13% of its unionized workforce, will expire by the end of December 2007. 8 of TVA Group's collective bargaining agreements, representing approximately 710 employees, or 85% of its unionized workforce, will expire between October 2008 and the end of December 2009. 4 of TVA Group's collective bargaining agreements, representing 16 employees, have expired and negotiations regarding these collective bargaining agreements are in progress; and

  •
  One of the remaining 6 collective bargaining agreements, representing approximately 39 or 13% of our unionized employees, expired in 2006. Negotiations regarding this agreement will be undertaken in 2007. The other 5 collective bargaining agreements, representing approximately 253 or 87% of our other unionized employees, will expire between the end of April 2009 and April 2010. Negotiations are currently in progress in respect of a new collective bargaining agreement representing approximately 46 employees.

        We have in the past experienced labour disputes which have disrupted our operations, resulted in damage to our network or our equipment and impaired our growth and operating results, including a current labour dispute affecting unionized pressroom, newsroom and office employees of Le Journal de Québec and, recently, a labour disruption involving the pressroom at Le Journal de Montréal between June 2006 and February 2007. We cannot predict the outcome of any current or future negotiations relating to labour disputes, union representation or the renewal of our collective bargaining agreements, nor can we assure you that we will not experience work stoppages, strikes, property damage or other forms of labour protests pending the outcome of any current or future negotiations. If our unionized workers engage in a strike or if there is any other form of work stoppage, we could experience a significant disruption of our operations, damages to our property and/or service interruption, which could adversely affect our business, assets, financial position and results of operations. Even if we do not experience strikes or other forms of labour protests, the outcome of labour negotiations could adversely affect our business and operating results.

Litigation

        For a discussion of our Litigation see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Risks and Uncertainties — Contingencies."

REGULATION

Foreign Ownership Restrictions Applicable the Telecom Act and the Broadcasting Act

        In November 2002, the Canadian federal Minister of Industry initiated a review of the existing foreign ownership restrictions applicable to telecommunications carriers. The House of Commons Standing Committee on Industry, Science and Technology issued a report on April 28, 2003 recommending the removal of foreign ownership restrictions in the telecommunications industry and that any changes made to the Canadian ownership and control requirements applicable to telecommunications common carriers be applied equally to broadcasting distribution undertakings. However, in June 2003, the House of Commons Standing Committee on Canadian Heritage instead recommended the status quo regarding foreign ownership levels for broadcasting and telecommunications companies. On April 4, 2005, the Canadian government released a response to the report of the latter committee wherein it stated, among other things, that "the Government wishes to indicate that it is not prepared to modify foreign ownership limits on broadcasting or content more generally." However, it acknowledged the appointment by Industry Canada of an independent panel of experts, the Telecommunications Policy Review Panel, to review Canada's telecommunications policy and regulation of telecommunications, including consideration of Canada's foreign investment restrictions in telecommunications and whether those restrictions should be removed.

        In March of 2006, the Telecommunications Policy Review Panel filed its report with the Industry Minister. In the Afterword of the Report, the Panel proposed that the government adopt a phased and flexible approach to liberalization of restrictions on foreign investment in telecommunications service providers to the extent that they are not subject to the Broadcasting Act. Ownership and control of Canadian telecommunications common carriers should be liberalized in two phases:

  •
  In the first phase, the Telecommunications Act should be amended to give the federal Cabinet authority to waive the foreign ownership and control restrictions on Canadian telecommunications common carriers when it deems a foreign investment or class of investments to be in the public interest. During the first phase, there should be a presumption that investments in any new start-up telecommunications investment or in any telecommunications common carrier with less than 10 percent of the revenues in any telecommunications service market are in the public interest. This presumption could be rebutted by evidence related to a particular investor or investment. The presumption should apply to all investments in fixed or mobile wireless telephony markets as well as to investments in new entrants and smaller players (i.e. those below the 10-percent limit). To encourage longer-term investment, foreign investors should remain exempt from the foreign investment restrictions if they are successful in growing the market share of their businesses beyond 10 percent.

  •
  The second phase of liberalization should be undertaken after completion of the review of broadcasting policy proposed by the Panel. At that time, there should be a broader liberalization of the foreign investment rules in a manner that treats all telecommunications common carriers including the cable telecommunications industry in a fair and competitively neutral manner. The proposed liberalization should apply to the "carriage" business of BDUs, and new broadcasting policies should focus any necessary Canadian ownership restrictions on broadcasting "content" businesses. The Cabinet should retain the authority to screen significant investments in the Canadian telecommunications carriage business to ensure that they are consistent with the public interest.

        According to recent public declarations, the Minister still has the intention to implement several of the Panel recommendations and to review the foreign ownership restrictions.

Ownership and Control of Canadian Broadcast Undertakings

        Subject to any directions issued by the Governor in Council (effectively the Federal Cabinet), the CRTC regulates and supervises all aspects of the Canadian broadcasting system.

        The Governor in Council, through an Order-in-Council referred to as the Direction to the CRTC (Ineligibility of Non-Canadians), has directed the CRTC not to issue, amend or renew a broadcasting license to an applicant that is a non-Canadian. Canadian, a defined term in the Direction, means, among other things, a citizen or a permanent resident of Canada, a qualified corporation, a Canadian government, a non-share capital corporation of which a majority of the directors are appointed or designated by statute, regulation or specified governmental authorities, or a qualified mutual insurance company, qualified pension fund society or qualified cooperative of which not less than 80% of the directors or members are Canadian. A qualified corporation is one incorporated or continued in Canada, of which the chief executive officer (or if there is no chief executive officer, the person performing functions similar to those performed by a chief executive officer) and not less than 80% of the directors are Canadian, and not less than 80% of the issued and outstanding voting shares and not less than 80% of the votes are beneficially owned and controlled, directly or indirectly, by Canadians. In addition to the above requirements, Canadians must beneficially own and control, directly or indirectly, not less than 66.6% of the issued and outstanding voting shares and not less than 66.6% of the votes of the parent company that controls the subsidiary, and neither the parent company nor its directors may exercise control or influence over any programming decisions of the subsidiary if Canadians beneficially own and control less than 80% of the issued and outstanding shares and votes of the parent corporation, if the chief executive officer of the parent corporation is a non-Canadian or if less than 80% of the parent corporation's directors are Canadian. There are no specific restrictions on the number of non-voting shares which may be owned by non-Canadians. Finally, an applicant seeking to acquire, amend or renew a broadcasting license must not otherwise be controlled in fact by non-Canadians, a question of fact which may be determined by the CRTC in its discretion. Control is defined broadly in the Direction to mean control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, agreement or arrangement, the ownership of a corporation or otherwise. Videotron, TVA Group, Archambault Group and Sun Media are qualified Canadian corporations.

        Regulations made under the Broadcasting Act (Canada) require the prior approval of the CRTC for any transaction that directly or indirectly results in (i) a change in effective control of the licensee of a broadcasting distribution undertaking or a television programming undertaking (such as a conventional television station, network or pay or specialty undertaking service), (ii) a person or a person and its associates acquiring control of 30% or more of the voting interests of a licensee or of a person who has, directly or indirectly, effective control of a licensee, or (iii) a person or a person and its associates acquiring 50% or more of the issued common shares of the licensee or of a person who has direct or indirect effective control of a licensee. In addition, if any act, agreement or transaction results in a person or a person and its associates acquiring control of at least 20% but less than 30% of the voting interests of a licensee, or of a person who has, directly or indirectly, effective control of the licensee, the CRTC must be notified of the transaction. Similarly, if any act, agreement or transaction results in a person or a person and its associates acquiring control of 40% or more but less than 50% of the voting interests of a licensee, or a person who has directly or indirectly effective control of the licensee, the CRTC must be notified.

Jurisdiction Over Canadian Broadcast Undertakings

        Videotron's cable distribution undertakings, Archambault Group's and TVA Group's programming activities are subject to the Broadcasting Act (Canada) and regulations made under the Broadcasting Act (Canada) that empower the CRTC, subject to directions from the Governor in Council, to regulate and supervise all aspects of the Canadian broadcasting system in order to implement the policy set out in that Act. Certain of Videotron's and TVA Group's undertakings are also subject to the Radiocommunication Act (Canada), which empowers Industry Canada to establish and administer the technical standards that networks and transmission must respect, namely, maintaining the technical quality of signals.

        The CRTC has, among other things, the power under the Broadcasting Act (Canada) and regulations to issue, subject to appropriate conditions, amend, renew, suspend and revoke broadcasting licenses, approve certain changes in corporate ownership and control, and establish and oversee compliance with regulations and policies concerning broadcasting, including various programming and distribution requirements, subject to certain directions from the Federal Cabinet.

Canadian Broadcast Distribution (Cable Television)

Licensing of Canadian Broadcasting Distribution Undertakings

        A cable distribution undertaking distributes broadcasting services to customers predominantly over closed transmission paths. A license to operate a cable distribution undertaking gives the cable television operator the right to distribute television programming services in its licensed service area. Broadcasting licenses may be issued for periods not exceeding seven years and are usually renewed, except in particular circumstances or in cases of a serious breach of the conditions attached to the license or the regulations of the CRTC. The CRTC is required to hold a public hearing in connection with the issuance, suspension or revocation of a license. Videotron operates 52 cable systems pursuant either to the issuance of a license or of an order that exempts certain network operations from the obligation to hold a license.

        Cable systems with 2,000 customers or less and operating their own local headend are exempted from the obligation to hold a license pursuant to exemption orders issued by the CRTC. These cable systems continue to have to comply with a number of programming carriage requirements set out in the exemption order and comply with the Canadian ownership and control requirements in the Direction to the CRTC. Videotron operates 20 exempted cable systems. Similarly, cable systems with between 2,000 and 6,000 customers (generally Class 2 cable systems or Class 3 cable systems not exempt under the CRTC's exemption for small cable undertakings) are also exempted from holding a license pursuant to a CRTC public notice issued in 2003. Cable distribution undertakings that are fully interconnected with other broadcasting distribution undertakings will be ineligible for this exemption unless the aggregate number of customers served by the interconnected broadcast distribution undertakings is less than 6,000.

        In November 2003, the CRTC finalized the regulatory framework that will govern the distribution of digital signals by over-the-air television stations (Broadcasting Public Notice CRTC 2003-61). The CRTC requires broadcasting distribution undertakings to distribute the primary digital signal of a licensed over-the-air television service in accordance with the priorities that currently apply to the distribution of the analog version of the services. The CRTC expects all broadcasting distribution undertakings to implement the necessary upgrades. Analog carriage can be phased-out only once 85% of a particular broadcasting distribution undertaking's customers have digital receivers or set-top boxes that can convert digital signals to analog. Exempt undertakings will not be required to duplicate mandatory services in digital format.

        In Broadcasting Public Notice CRTC 2007-53, the CRTC has established August 31, 2011, as the deadline for over-the-air television services to transition from analog to digital and HD broadcasting, with the possibility of limited exceptions in northern and remote regions.

        The Digital Migration Framework for programming services that do not use the airwaves was published on February 27, 2006 (Broadcasting Public Notice CRTC 2006-23). A cable BDU must continue to mirror any given analog tier until 85% of subscribers have a digital set-top box or until January 1, 2013, whichever occurs first. Some distribution priority status (dual and modified dual) are abandoned in the digital environment but the CRTC considered the possibility that certain specialty services may still warrant carriage on basic in a digital environment. In decision CRTC 2007-246, the CRTC approved an application by the National Broadcast Reading Service Inc. for a broadcasting license to operate a national, English-language digital specialty described video programming undertaking to be known as The Accessible Channel. The CRTC also approved the applicant's request for this service to be designated for mandatory distribution on digital basic by direct-to-home (DTH) satellite distribution undertakings and by Class 1 and Class 2 broadcasting distribution undertakings (BDUs), excluding multipoint distribution system (MDS) undertakings. The CRTC approved in part applications for the services CBC Newsworld and Le Réseau de l'information to be designated for mandatory distribution on digital basic by DTH satellite distribution undertakings and by Class 1 and Class 2 BDUs, excluding MDS undertakings that do not currently carry the services. The CRTC approved in part an application for Avis de Recherche to be designated for mandatory distribution on digital basic by DTH satellite distribution undertakings and by Class 1 and Class 2 BDUs, excluding MDS undertakings. The Commission also approved amendments to the broadcasting license for Avis de Recherche, as requested by the applicant. To this effect, the CRTC issued, for the above-mentioned services, mandatory distribution orders under section 9(1)(h) of the Broadcasting Act. However, on September 7, 2007, Quebecor Media filed a Petition to the Governor in Council in accordance with section 28(1) of the Broadcasting Act requesting that the Governor in Council set aside and refer back to the CRTC decision CRTC 2007-246 dated July 24, 2007. On October 19, 2007, the Governor in Council has asked the CRTC to re-examine the minimum conditions of license imposed on Avis de Recherche, specifically with respect to funding of Canadian content, given Avis de Recherche's exceptional right to mandatory distribution on digital basic. However, he is satisfied that the decision to grant the Accessible Channel a license to operate is consistent with the policy objectives set out in the Broadcasting Act.

        A further framework governing the licensing and distribution of pay and specialty services to high definition, or HD, signals was made public on June 15, 2006 (Broadcasting Public Notice CRTC 2006-74). The CRTC expects that, over time, all or most of the pay and specialty services will upgrade their programming to the new digital HD standard in order to meet the expectations of the marketplace. Under this framework, BDUs will be obliged to distribute those HD pay and specialty services that offer certain minimum amounts of HD programming (subject to available channel capacity until distribution of analog signals ceases by that BDU entirely). Carriage of programming services in the analog mode, in the standard definition digital mode and in the HD digital mode create stress on a cable distributor's capacity to serve the public with as much choice as competitors that generally do not have to distribute in the analog mode.

        In order to conduct our business, we must maintain our broadcasting distribution undertaking licenses in good standing. Failure to meet the terms of our licenses may result in their short-term renewal, suspension, revocation or non-renewal. We have never failed to obtain a license renewal for any cable systems.

Distribution of Canadian Content

        The Broadcasting Distribution Regulations issued by the CRTC pursuant to the Broadcasting Act (Canada) mandate the types of Canadian and non-Canadian programming services that may be distributed by broadcasting distribution undertakings, or BDUs, including cable television systems. For example, Canadian television broadcasters are subject to "must carry" rules which require terrestrial distributors, like cable and MDS systems, to carry the signals of local television stations and, in some instances, regional television stations as part of their basic service. The guaranteed carriage enjoyed by local television broadcasters under the "must carry" rules is designed to ensure that the signals of local broadcasters reach cable households and enjoy advantageous channel placement. Furthermore, cable operators, DBS operators and MDS operators must offer their customers more Canadian programming than non-Canadian programming services. In summary, each cable television system is required to distribute all of the Canadian programming services that the CRTC has determined are appropriate for the market it serves, which includes local and regional television stations, certain specialty channels and pay television channels, and a pay-per-view service, but does not include Category Two digital services and video-on-demand services.

        As revised from time to time, the CRTC has issued a list of non-Canadian programming services eligible for distribution in Canada on a discretionary user-pay basis to be linked along with Canadian pay-television services or with Canadian specialty services. The CRTC currently permits the linkage of up to one non-Canadian service for one Canadian specialty service and up to five non-Canadian services for every one Canadian pay-television service. In addition, the number of Canadian services received by a cable television customer must exceed the total number of non-Canadian services received. The CRTC decided that it would not be in the interest of the Canadian broadcasting system to permit the distribution of certain non-Canadian pay-television movie channels and specialty programming services that could be considered competitive with licensed Canadian pay-television and specialty services. Therefore, pay-television movie channels and certain specialty programming services available in the United States and other countries are not approved for distribution in Canada. Following recent CRTC policy statements, most foreign third language (other than English and French) programming services can be eligible for distribution in Canada if approved by the CRTC and if legacy Canadian services of the same language are distributed as well.

        Also important to broadcasting operations in Canada are the specialty (or thematic) programming service access rules. Cable systems in a French- language market, such as Videotron's, with more than 6,000 customers are required to offer each analog French-language Canadian specialty and pay television programming service licensed, other than religious specialty services, to the extent of available channels. Similarly, DBS satellite operators must, by regulation, distribute all Canadian specialty services other than Category Two digital specialty services and religious specialty services. Moreover, all licensed specialty services, other than Category Two digital specialty services and religious specialty services, as well as at least one pay television service in each official language, must be carried by larger cable operators, such as Videotron, when digital distribution is offered. These rules seek to ensure wider carriage for certain Canadian specialty services than might otherwise be secured through negotiation. However, Category Two digital specialty services do not benefit from any regulatory assistance guaranteeing distribution other than a requirement that a cable operator distribute at least five unrelated Category Two digital specialty services for each Category Two digital specialty service distributed by such cable operator in which such cable operator or its affiliates control more than 10% of the total shares. Cable systems (not otherwise exempt) and DBS satellite operators are also subject to distribution and linkage requirements for programming services set by the CRTC and amended from time to time which include requirements that link the distribution of eligible non-Canadian satellite programming services with Canadian specialty and pay television services.

1998 Broadcasting Distribution Regulations

        The Broadcasting Distribution Regulations enacted in 1998, also called the 1998 Regulations, apply to distributors of broadcasting services or broadcasting distribution undertakings in Canada. The 1998 Regulations promote competition between broadcasting distribution undertakings and the development of new technologies for the distribution of such services while ensuring that quality Canadian programs are exhibited. The 1998 Regulations introduced important new rules, including the following:

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  Competition and Carriage Rules.  The 1998 Regulations provide equitable opportunities for all distributors of broadcasting services. Similar to the signal carriage and substitution requirements that are imposed on existing cable television systems, under the 1998 Regulations, new broadcasting distribution undertakings are also subject to carriage and substitution requirements. The 1998 Regulations prohibit a distributor from giving an undue preference to any person, including itself, or subjecting any person to an undue disadvantage. This gives the CRTC the ability to address complaints of anti-competitive behavior on the part of certain distributors.

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  Signal Substitution.  A significant aspect of television broadcasting in Canada is simultaneous program substitution, or simulcasting, a regulatory requirement under which Canadian distribution undertakings, such as cable television systems with over 6,000 customers, are required to substitute the foreign programming service, with local Canadian signal, including Canadian commercials, for broadcasts of identical programs by a U.S. station when both programs are exhibited at the same time. These requirements are designed to protect the program rights that Canadian broadcasters acquire for their respective local markets. The CRTC, however, has suspended the application of these requirements to DTH satellite operators for a period of time, so long as they undertake certain alternative measures, including monetary compensation to a fund designed to help finance regional television productions.

  •
  Canadian Programming and Community Expression Financing Rules.  All distributors, except systems with less than 2,000 customers, are required to contribute at least 5% of their gross annual broadcast revenues to the creation and presentation of Canadian programming including community programming. However, the allocation of these contributions between broadcast and community programming can vary depending on the type and size of the distribution system involved.

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  Inside Wiring Rules.  The CRTC determined that the inside wiring portion of cable networks creates a bottleneck facility that could affect competition if open access is not provided to other distributors. Incumbent cable companies may retain the ownership of the inside wiring but must allow usage by competitive undertakings to which the cable company may charge a just and reasonable fee for the use of the inside wire. On September 3, 2002, the CRTC established a fee of $0.52 per customer per month for the use of cable inside wire in MDUs. On October 9, 2002, the CRTC, had ordered Câblage QMI Inc. and Videotron to comply with the inside wiring access rules. In Broadcasting Decision CRTC 2005-223 of May 31, 2005, the CRTC rescinded the Mandatory Order issued against Videotron and its subsidiaries.

        On July 5, 2007, the CRTC announced a review of the regulatory framework for broadcasting distribution undertakings, as well as the regulatory framework for discretionary programming services (Broadcasting Notice of Public Hearing CRTC 2007-10). As part of this review, the CRTC is considering reducing the amount of regulation for broadcasting distribution undertakings and discretionary programming services to the minimum essential to achieve the objectives under the Broadcasting Act, relying instead on market forces wherever possible. For example, as part of this review, the CRTC will consider, among many other things: (i) eliminating its current one per-genre policy for analog and Category 1 pay and specialty services; (ii) what policy should be applied in the future authorizing non-Canadian discretionary programming services; (iii) eliminating all or most access rules for analog and Category 1 pay and specialty services in favor of a preponderance requirement(s) for Canadian programming services; and (iv) eliminating some of the existing distribution and linkage rules for discretionary programming services carried by broadcasting distribution undertakings. The CRTC intends to hold a public hearing on April 7, 2008 as part of this review.

Rates

        Our revenue related to cable television is derived mainly from (a) monthly subscription fees for basic cable service; (b) fees for premium services such as specialty services, pay-television, pay-per-view television and video-on-demand; and (c) installation and additional outlets charges.

        The CRTC does not regulate the fees charged by non-cable broadcast distribution undertakings and does not regulate the fees charged by cable providers for non-basic services. The basic service fees charged by Class 1 (6,000 customers or more) cable providers are regulated by the CRTC until true competition exists in a particular service area, which occurs when:

  (1)
  30% or more of the households in the licensed service area have access to the services of another broadcasting distribution undertaking. The CRTC has advised that as of August 31, 1997, the 30% availability criterion was satisfied for all licensed cable areas; and

  (2)
  the number of customers for basic cable service has decreased by at least 5% since the date on which a competitor started offering its basic cable service in the particular area.

        For all but two minor service areas, our basic service fees for our customers have been deregulated.

        The CRTC further restricts installation fees to an amount that does not exceed the average actual cost incurred to install and connect the outlet to a household situated in a residential area.

        Subject to certain notice and other procedural requirements, for Class 1 cable systems still regulated, we may increase our basic service rates so as to pass through to customers increases, if the CRTC has authorized fees to be paid to specialty programming services distributed on our basic service. However, the CRTC has the authority to suspend or disallow such an increase.

        In the event that distribution services may be compromised as a result of economic difficulties encountered by a Class 1 cable distributor, a request for a rate increase may be submitted to the CRTC. The CRTC may approve an increase if the distributor satisfies the criteria then in effect for establishing economic need.

Winback Restrictions

        In a letter decision dated April 1, 1999, the CRTC established rules, referred to as the winback rules, which prohibited the targeted marketing by incumbent cable companies of customers who have cancelled basic cable service. In August of 2004 (Public Notice CRTC 2004-62), the CRTC decided that it would no longer require incumbent cable companies to adhere to winback rules with respect to customers who reside in single unit dwellings. On October 5, 2007, the CRTC eliminated all winback restrictions previously applicable to the incumbent cable companies.

Copyright Board Proceedings

        Certain copyrights in radio, television and pay audio programming are administered collectively and tariff rates are established by the Copyright Board of Canada. Tariffs set by the Copyright Board are generally applicable until a public process is held and a decision of the Copyright Board is rendered for a renewed tariff. Renewed tariffs are often applicable retroactively.

  Royalties for the Retransmission of Distant Signals

        Following the implementation in 1989 of the Canada-U.S. Free Trade Agreement, the Copyright Act (Canada) was amended to require retransmitters, including Canadian cable television operators, to pay royalties in respect of the retransmission of distant television and radio signals.

        Since this legislative amendment, the Copyright Act (Canada) empowers the Copyright Board of Canada to quantify the amount of royalties payable to retransmit these signals and to allocate them among collective societies representing the holders of copyright in the works thus retransmitted. Regulated cable television operators cannot automatically recover such paid retransmission royalties from their customers, although such charges might be a component of an application for a basic cable service rate increase based on economic need.

        Distant television signal retransmission royalties vary from $100 per year for Class 3 cable systems and from $0.30 to $0.65 per customer per month for Class 2 cable systems serving areas with fewer than 1,500 customers and to $0.70 per customer per month for more than 6,000 customers (Class 1 cable systems), except in French-language markets. In French-language markets, there is a 50% rebate for Class 1 and Class 2 cable systems, where the maximum rate is $0.35 per customer per month. The same pricing structure, with lower rates, still applies for distant radio signal transmission. All of Videotron's undertakings operate in French-language-markets. In 2003, the collective societies representing copyright holders filed with the Copyright Board of Canada a tariff request to increase to $1.00 per customer per month the distant signal retransmission royalty applicable to systems of more than 6,000 customers for the years 2000 to 2008. In December 2003, the 2003 tariff was extended indefinitely on an interim basis until the Copyright Board rules on the proposed tariff, and a hearing in respect of the proposed tariff had been scheduled for October 2005. The parties have, however, reached an agreement in March 2005 on the rates and the tariff prior to the initiation of the public hearing process. The distant television signal retransmission royalties will be an annual average of approximately $0.80 for Class 1 systems with a 50% rebate for French-language markets, until 2008.

  Royalties for the Transmission of Pay and Specialty Services

        In 1989, the Copyright Act (Canada) was amended, in particular, to define copyright as including the exclusive right to "communicate protected works to the public by telecommunication." Prior to the amendment, it was generally believed that copyright holders did not have an exclusive right to authorize the transmission of works carried on radio and television station signals when these signals were not broadcast but rather transmitted originally by cable television operators to their customers. In 1996, at the request of the Society of Composers, Authors and Music Publishers of Canada (SOCAN) the Copyright Board approved Tariff 17A, which required the payment of royalties by broadcasting distribution undertakings, including cable television operators, that transmit musical works to their customers in the course of transmitting television services on a subscription basis. Through a series of industry agreements, this liability was shared with the pay and specialty programming services.

        In March 2004, the Copyright Board changed the name of this tariff from Tariff 17A to Tariff 17 and rendered its decision setting Tariff 17 royalty rates for 2001 through 2004. The Copyright Board changed the structure of Tariff 17 to calculate the royalties based on the revenues of the pay and specialty programming services (affiliation payments only in the case of foreign and pay services, and all revenues in the case of Canadian specialty services) and set a basic royalty rate of 1.78% for 2001 and 1.9% for 2002 through 2004. The basic royalty rate is subject to reductions in certain cases, although there is no French-language discount. SOCAN has agreed that the 2005 and 2006 tariff will continue on the same basis as in 2004, the royalty rate remaining at 1.9%.

        In March 2006, SOCAN filed a proposed Tariff 17 for the year 2007 and, in March 2007, a proposed Tariff 17 for the year 2008. The proposed Tariffs mirror the certified Tariff of 2004 and maintain the rate for the "Standard Blanket License" at 1.9%.

  Royalties for Commercial Television

        SOCAN's Tariff 2.A requires the payment of royalties by commercial television stations to SOCAN in compensation for the right to communicate to the public by telecommunication, in Canada, musical or dramatico-musical works forming part of its repertoire. The tariff has been set at a percentage of a television station's revenues since 1959. In January 1998, the Copyright Board reduced the then applicable rate from 2.1% to 1.8% and set up a "modified blanket license," allowing television stations to "opt out" of the traditional blanket license for certain programs.

        In March 2004, the Copyright Board certified SOCAN's Tariff 2.A. for the years 1998 to 2004. According to the certified tariff, a commercial television station pays, for the standard blanket license in 1998, 1999, 2000 and 2001, 1.8% of the station's gross income for the second month before the month for which the license is issued. For the year 2002 and thereafter, this rate is increased to 1.9%. This is the tariff that is currently applicable.

        In March 2007, SOCAN filed a new proposed tariff with the Copyright Board for the year 2008. SOCAN is not seeking any increase or modifications to the current tariff. The royalties are maintained at 1.9% for the year 2008, and a station still has the option to opt out of the traditional blanket license, but on a monthly basis. This election is allowed only twice in each calendar year.

        There are no tariffs proposed or currently applicable to commercial television stations other than SOCAN's Tariff 2A.

  Royalties for Pay Audio Services

        The Copyright Board of Canada rendered a decision on March 16, 2002 regarding two new tariffs for the years 1997-1998 to 2002, which provide for the payment of royalties from programming and distribution undertakings broadcasting pay audio services. The tariffs fix the royalties payable to SOCAN and to the Neighbouring Rights Collective of Canada, or NRCC, respectively, during this period at 11.1% and 5.3% of the affiliation payments payable during a month by a distribution undertaking for the transmission for private or domestic use of a pay audio signal. The royalties payable to SOCAN and NRCC by a small cable transmission system, an unscrambled low or very low power television station or by equivalent small transmission systems during this period were fixed by the Board at 5.6% and 2.6%, respectively, of the affiliation payments payable during a year by the distribution undertaking for the transmission for private or domestic use of a pay audio signal. Royalties payable by a system located in a French-language market during this period are calculated at a rate equal to 85.0% of the rate otherwise payable.

        In February 2005, the Copyright Board rendered its decision setting pay audio services royalties for 2003 through 2006. The Copyright Board fixed the rate of royalties payable to SOCAN and NRCC during this period to 12.3% and 5.9%, respectively, of the affiliation payments payable during a month by a distribution undertaking for the transmission for private or domestic use of a pay audio signal. In addition, the Copyright Board established the rate of royalties payable to SOCAN and NRCC during this period at 6.2% and 3.0%, respectively, for a small cable transmission system, an unscrambled low or very low power television station or an equivalent small transmission system. The Copyright Board also eliminated the previously effective 15.0% discount to royalties payable by a system located in a French-language market. We have made interim royalty payments for 2003 and 2004 based on the lower royalty rate of the 2002 tariffs. The retroactive royalty obligations to SOCAN and NRCC owed by us since 2003 were paid in 2005.

        Currently, the royalties payable by distribution undertakings for the communication to the public by telecommunication of musical works in SOCAN's repertoire in connection with the transmission of a pay audio signal other than retransmitted signals are as follows: a monthly fee of 12.35% of the affiliation payments payable by a distribution undertaking for the transmission for private or domestic use of a pay audio signal, or an annual fee of 6.175% of the affiliation payments payable where the distribution undertaking is a small cable transmission system, an unscrambled low power or very low power television station or an equivalent small transmission system. SOCAN has filed a proposed Pay Audio Tariff in March 2007 for the year 2008 that proposes to maintain those rates.

        For its part, NRCC filed a proposed Pay Audio Tariff for the period 2007-2011 asking for a monthly fee of 15% of the affiliation payments payable by a distribution undertaking for the transmission for private or domestic use of a pay audio signal, or an annual fee of 7.5% of the affiliation payments payable where the distribution undertaking is a small cable transmission system, an unscrambled low power or very low power television station or an equivalent small transmission system.

        No dates have yet been announced for the hearing of those proposed tariffs by the Copyright Board.

  Tariff in Respect of Internet Service Provider Activities

        In 1996, SOCAN proposed a tariff (Tariff 22) to be applied against Internet service providers, in respect of composers'/publishers' rights in musical works communicated over the Internet to Internet service providers' customers. SOCAN's proposed tariff was challenged by a number of industry groups and companies. In 1999, the Copyright Board decided that Internet service providers should not be liable for the communication of musical works by their customers, although they might be liable if they themselves operated a musical website. In June 2004, the Supreme Court of Canada upheld this portion of the decision of the Copyright Board and determined that Internet service providers do not incur liability for copyright content when they engage in normal intermediary activities, including web hosting for third parties and caching. SOCAN's tariff proposal will, therefore, be subject to further consideration by the Copyright Board to determine what royalties should be paid by content providers in respect of music communicated over the Internet. SOCAN refiled the tariff for a number of years with some modifications. Copyright Board hearings on the proposed tariff were held in the first quarter of 2007. A decision is expected before the end of the year. A proposed amendment to the Copyright Act (Canada) was introduced in June 2005 in Parliament to exempt ISPs for copyright liability for merely providing customers with access to the Internet and not operating the website itself. Following the November 2005 election call, the June 2005 Bill to amend the Copyright Act (Canada) was not enacted. It is premature to predict whether the amendment will be reintroduced in Parliament and enacted into law.

  Royalties for the reproduction of musical works by Online Music Services

        Archambault Group operates an online music downloading service, known as zik.ca, with per-track fees. On March 16, 2007, the Copyright Board rendered its decision on the tariff proposed by CMRRA-SODRAC Inc. ("CSI"), an umbrella organization formed by the Canadian Musical Reproduction Rights Agency ("CMRRA") and the Société du droit de reproduction des auteurs, compositeurs et éditeurs du Canada (SODRAC) Inc., for the royalties to be paid by online music services and their authorized distributors for the reproduction of musical works in CSI's repertoire, for the purposes of transmitting the musical works in a file to consumers in Canada via the Internet and authorizing consumers in Canada to further reproduce the musical work for their own private use. The certified tariff, covering the years 2005 to 2006, establishes different formulae for the calculation of royalties payable by online music services that only offer on-demand streams or limited downloads with or without on-demand streams. With respect to services that offer permanent downloads, the royalty payable is 7.9% of the amount paid by the consumer for the download, subject to a minimum of 4.1¢ per permanent download within a bundle of 13 or more files and a minimum of 5.3¢ per permanent download in all other cases.

Canadian Broadcast Programming (Off the Air and Thematic Television)

Programming of Canadian Content

        CRTC regulations require licensees of television stations to maintain a specified percentage of Canadian content in their programming. Television broadcasters are subject to regulations requiring that, over the broadcast year and over any six-month period specified in the license, a minimum of 60% of the aggregate programming shown during the broadcast day (a continuous 18-hour period between 6:00 a.m. and 1:00 a.m. the following day) must be of Canadian origin. Canadian origin is most commonly achieved on the basis of a points system requiring that a number of creative and production staff be Canadian and that specified Canadian production expenditure levels be met. In addition, not less than 50% of the aggregate programming between the hours of 6:00 p.m. and 12:00 midnight over the broadcast year must be of Canadian origin. Specialty or thematic television channels also have to maintain a specified percentage of Canadian content in their programming, generally set forth in the conditions of their license.

        Since September 1, 2000, we have been subject to a CRTC policy requiring the largest multi-station ownership groups to broadcast over the broadcast year on average a minimum of eight hours per week of priority programming during prime time, from 7:00 p.m. to 11:00 p.m. To permit greater flexibility in meeting these requirements, the definitions of priority programs and prime time have been expanded. Priority programming now includes Canadian-produced drama, music and dance, variety and long-form documentaries, but does not include news and information or sports programming. Quantitative commitments and fixed spending requirements have been eliminated.

Advertising

        The CRTC also regulates the quantity and content of television advertising. A television licensee shall not broadcast more than 12 minutes of advertising during any hour subject to certain exceptions for unpaid public service announcements and promotions for upcoming Canadian programs. In Public Notice 2007-53, "Determinations regarding certain aspects of the regulatory framework for over-the-air television" issued on May 17, 2007, the CRTC decided to increase the number of advertising minutes that over-the-air television stations may broadcast. Specifically, it will increase the 12 minute per hour limit on traditional advertising to 14 minutes per hour in peak viewing periods (7 p.m. to 11 p.m.) effective 1 September 2007. The limit will be increased to 15 minutes per hour for all viewing periods effective September 1, 2008, and eliminated altogether as of

September 1, 2009. The CRTC will evaluate the impact of the increased advertising time limits during the license renewal hearings for conventional television stations that will be held in the spring of 2008.

Broadcasting License Fees

        Broadcasting licensees are subject to annual license fees payable to the CRTC. The license fees consist of two separate fees. One fee allocates the CRTC's regulatory costs for the year to licensees based on a licensee's proportion of the gross revenue derived during the year from the licensed activities of all licensees whose gross revenues exceed specific exemption levels. The other fee, also called the Part II license fee, for broadcasting undertakings, is 1.365% of the amount by which its gross revenue derived during the year from its licensed activity exceeds $1,500,000. Our broadcasting activities are subject to both fees.

        In February 2004, we filed a claim before the Federal Court on the basis that the Part II license fee is similar to a tax levy and that the CRTC has no jurisdiction to impose a tax. This claim has been merged with a similar claim from the Canadian Association of Broadcasters. In December 2006, the Federal Court rendered judgment in our favor declaring the Part II license fee a tax levy that the CRTC had no jurisdiction to impose. The court however denied us reimbursement of amounts paid by us on account of the Part II license fees. On January 11, 2007, we filed an appeal of the Federal Court's decision to deny us reimbursement. The crown has also appealed the court's decision that the fee constitutes an illegal tax. The CRTC will not collect Part II license fees due on November 30, 2007 and subsequent years unless the Federal Court of Appeal or Supreme Court of Canada, should this case be appealed to that level, reverses the Federal Court's decision.

        In a call for comments regarding certain aspects of the regulatory framework for over-the-air television, we had asked the regulator to consider leaving off-the-air TV networks like TVA to negotiate a fee with broadcast distributors for the carriage of the signal. We have also asked to remove any obligations to use independent producers so that TV broadcasters can more often own intellectual property of TV programs and become able to exhibit such programs on new platforms as much as possible. In Public Notice 2007-53, "Determinations regarding certain aspects of the regulatory framework for over-the-air television" issued on May 17, 2007, the CRTC decided (i) not to allow a subscriber fee for the carriage of local conventional over-the-air stations by BDUs, and (ii) not to eliminate the current quotas on programming to be produced by independent producers. The Chairman of the CRTC announced on November 5, 2007 that the Commission is of the view that any further consideration of the fee-for-carriage issue should take place within a broad context, such as that afforded by the upcoming review initiated by Broadcasting Notice of Public Hearing 2007-10. Accordingly, the Commission finds it appropriate to expand the scope of this proceeding that will take place on April 7, 2008 to include consideration of the fee-for-carriage issue.

Canadian Telecommunications Services

Jurisdiction

        The provision of telecommunications services in Canada is regulated by the CRTC pursuant to the Telecommunications Act (Canada). With certain exceptions, companies that own or operate transmission facilities in Canada that are used to offer telecommunications services to the public for compensation are deemed "telecommunications common carriers" under the Telecommunications Act (Canada) administered by the CRTC and are subject to regulation. Cable operators offering telecommunications services are deemed "Broadcast Carriers."

        The Telecommunications Act (Canada), which came into force on October 25, 1993, as amended, provides for the regulation of facilities-based telecommunications common carriers under federal jurisdiction. Under the Telecommunications Act (Canada), the CRTC may exempt any class of Canadian telecommunications carriers from the application of the Telecommunications Act (Canada) if the CRTC is satisfied that such an exemption is consistent with implementation of the Canada telecommunications policy objectives. The CRTC must refrain from regulating certain telecommunications services or classes of services provided by Canadian carriers, if it finds that such service or class is or will be subject to competition sufficient to protect the interests of users. The CRTC is prohibited from making a determination to refrain if refraining from regulation could likely impair unduly the establishment or continuance of a competitive market for a particular service or class of services.

        In the Canadian telecommunications market, Videotron operates as a CLEC and a Canadian broadcast carrier.

Overview of the Telecommunications Competition Framework

        Competition in the Canadian long-distance and local telephony markets is guided to a large extent by the principles set out in Telecom Decision CRTC 92-12, which removed the telephone companies' monopoly in the provision of public long-distance voice telecommunications services, Review of Regulatory Framework, Telecom Decision CRTC 94-19, which sets out the principles for a new, pro-competitive regulatory framework, and Local Competition Telecom Decision CRTC 97-8, which establishes the policy framework for local exchange competition. The CRTC has issued numerous follow-up rulings on matters of policy and inter-carrier dispute. The CRTC Interconnection Steering Committee, or CISC, also provides an ongoing forum for consensus-based resolution of inter-carrier technical and operational issues.

Application of Canadian Telecommunications Regulation

        In a series of decisions, the CRTC has determined that the carriage of "non-programming" services by cable companies results in Quebecor Media being regulated as a carrier under the Telecommunications Act (Canada). This applies to a company serving its own customers, or allowing a third party to use its distribution network to provide non-programming services to customers, such as providing access to cable Internet services.

        In addition, the CRTC regulates the provision of telephony services in Canada. On May 1, 1997, the CRTC established the regulatory framework for the provision of competitive local telephony services in Canada. Among the key elements of this framework are: a technical form of interconnection based on a co-carrier (i.e., peer-to-peer) relationship between the ILEC and CLECs; mutual compensation for traffic termination (including Bill & Keep compensation at low levels of traffic imbalance); effective deregulation of CLEC retail service offerings with the exception of certain social obligations such as the provision of enhanced 911 service; and the imposition of a series of regulatory safeguards on the ILECs to protect against anti-competitive conduct on their part, including retail tariffing requirements, service bundling restrictions and winback restrictions. Most of the latter restrictions have since been removed or rendered moot as the ILECs have secured widespread regulatory forbearance for their local exchange services.

        Elements of the CRTC's telecommunications regulatory framework to which Videotron is subject include: interconnection standards and inter-carrier compensation arrangements; the mandatory provision of equal access (i.e. customer choice of long distance provider); standards for the provision of 911 service, message relay service and certain privacy features; and the obligation not to prevent other local exchange carriers from accessing end-users on a timely basis under reasonable terms and conditions in multi- dwelling units where Videotron provides service; and the payment of contribution on VoIP revenues for the purposes of the revenue-based contribution regime established by the CRTC to subsidize residential telephone services in rural and remote parts of Canada.

        Generally speaking, the CRTC has pursued a policy of favoring facilities-based competition in telecommunications. Key to the CRTC's framework are decisions issued on January 25, 2001 and June 30, 2003, respectively, regarding access to municipal rights of way and access to multi-dwelling units. In both cases, the CRTC adopted a policy of open access, with fees generally limited to recovering costs reasonably incurred. Application of the framework principles to individual access cases, however, has encountered resistance from certain municipalities and building owners. It remains to be determined whether any of these access cases will need to be brought before the CRTC for resolution.

        On February 3, 2005, the CRTC issued a decision re-affirming and expanding a tariff regime initially establishing in June 2002 whereby competitive carriers may purchase certain digital network services from the ILECs at reduced cost-based rates. This regime had undermined Videotron's position in the wholesale market for business telecommunications services. To remain competitive with the ILECs in the wholesale market, Videotron has substantially reduced the rates it charges other competitive carriers for certain digital network services that would be eligible under the new tariff regime were they purchased from the ILEC. On November 9, 2006, the CRTC initiated a proceeding to review the regulatory framework for wholesale services. A decision in this proceeding is expected in the summer of 2008, and could have a significant impact on Videotron's ability to compete in this market.

        On April 6, 2006, the CRTC issued its framework for the forbearance from regulation of local telephone services offered by the ILECs. On April 4, 2007, in response to a petition filed by Bell Canada and the other ILECs, the Governor in Council issued an order varying this framework. The order eliminated forthwith all restrictions on local telephone winback and promotional activities in all geographic markets, and further established a local forbearance framework whereby: (i) residential local exchange services and business local exchange services are in different relevant markets; (ii) the relevant geographic market for local forbearance analysis is the telephone exchange; and (iii) the incumbent carrier must demonstrate that a competitor presence test has been satisfied, in addition to satisfying certain criteria related to the availability and quality of provision of services to competitors, before forbearance can be sought in any given market. For residential services, the competitor presence test requires the existence of two independent facilities-based service providers, other than the incumbent, each of which is capable of serving 75% of the lines in the exchange, and one of which is a fixed-line provider. In business markets, the competitor presence test requires the existence of one independent facilities- based fixed-line service provider, other than the incumbent, capable of serving 75% of the lines in the exchange.

        On August 3, 2007, the CRTC approved Bell Canada's application for forbearance from the regulation of residential local exchange services for 191 exchanges representing a large part of the territory in which Videotron operates. On September 13, 2007, the CRTC also approved applications for forbearance from the regulation of business local exchange services in respect of a smaller portion of Videotron's market, but including the metropolitan areas of Montréal, Ottawa-Gatineau and Québec City. The CRTC has further granted forbearance decisions for Telus and Télébec which impact a relatively small number of exchanges for which Videotron also competes. These rulings granting the ILECs' forbearance applications enable those approved ILECs the right to adjust their local exchange service prices for the approved exchanges without approval from the CRTC. Such price flexibility by our ILECs competitors for local exchange services could have an adverse impact on our ability to compete successfully with them in the local telephony market.

Winback Restrictions

        These restrictions limit cable operators' ability to "win back" Internet service customers who have chosen to switch to another Internet service provider within 90 days of the customer's switch. On April 4, 2007, the Governor in Council eliminated all winback restrictions previously applicable to the incumbent telephone companies' telephony operations. On October 5, 2007, the CRTC eliminated all winback restrictions previously applicable to the incumbent cable companies' television distribution and Internet operations, as well as the incumbent telephone companies' Internet operations. Neither group of companies is subject any longer to any form of winback restrictions.

Right to Access to Telecommunications and Hydro-Electric Support Structures

        The CRTC has concluded that some provisions of the Telecommunications Act (Canada) may be characterized as encouraging joint use of existing support structures of telephone utilities to facilitate efficient deployment of cable distribution undertakings by Canadian carriers. We access these support structures in exchange for a tariff that is regulated by the CRTC. If it were not possible to agree on the use or conditions of access with a support structure owner, we could apply to the CRTC for a right of access to a supporting structure of a telephone utility. The Supreme Court of Canada, however, held on May 16, 2003 that the CRTC does not have jurisdiction under the Telecommunications Act (Canada) to establish the terms and conditions of access to the support structure of hydro-electricity utilities. Terms of access to the support structures of hydro-electricity utilities must therefore be negotiated with those utilities.

        In July 2006, we secured our access to support structures of the largest hydro-electric company operating in Québec (Hydro-Québec) by ratifying a Pole Agreement that expires in December 2010. We have also concluded or expect to conclude similar arrangements with a number of smaller hydro-electric companies.

Access by Third Parties to Cable Networks

        In Canada, access to the Internet is a telecommunications service. While Internet access services are not regulated on a retail (price and terms of service) basis, Internet access for third-party Internet service providers is mandated and tariffed according to conditions approved by the CRTC for cable operators.

        On July 6, 1999, the CRTC required certain of the largest cable operators, including Videotron, to submit tariffs for cable Internet access services, known as open access or third party access, in order to allow competing retail Internet service providers, to offer such services over a cable infrastructure. The CRTC has approved cost-based rates for our third-party Internet access service at all existing service speeds. The CRTC has further directed us to file, at the same time we offer any new retail Internet service speed in the future, proposed revisions to our TPIA tariff to include this new speed offering. Several third-party Internet service providers are now interconnected to our cable network and so providing retail Internet access services to the general public.

        The CRTC also requires the large cable carriers, such as us, to allow third party Internet service providers to provide voice or telephony applications in addition to retail Internet access services.

        On November 9, 2006, the CRTC initiated a proceeding to review the regulatory framework for wholesale services. A decision in this proceeding is expected in summer 2008, and could have a significant impact on Videotron's obligations in relation to the provision of third party Internet services.

Policy For Mobile Spectrum Auction

        On February 16, 2007, Industry Canada launched a public consultation on a framework to auction spectrum in the 2 GHz range, including advance wireless services, involving a variety of technical, operational and licensing issues. Industry Canada has stated that this consultation will be the first step in a process leading to a possible auction of spectrum licenses, anticipated by Industry Canada to occur in early 2008. Industry Canada stated in its February 16, 2007 news release that a total of 105 MHz of spectrum was then contemplated to be made available in this auction.

Canadian Publishing

        Federal and provincial laws do not directly regulate the publication of newspapers in Canada. There are, however, indirect restrictions on the foreign ownership of Canadian newspapers by virtue of certain provisions of the Income Tax Act (Canada). The Income Tax Act (Canada) limits the deductibility by Canadian taxpayers of advertising expenditures which are made in a newspaper other than, subject to limited exceptions, a "Canadian issue" of a "Canadian newspaper." For any given publication to qualify as a Canadian issue of a Canadian newspaper, the entity that publishes it, if publicly traded on a prescribed stock exchange in Canada, must ultimately be controlled, in law and in fact, by Canadian citizens and, if a private company, must be at least 75% owned, in law and in fact, in vote and in value, by Canadians. In addition, the publication must be printed and published in Canada and edited in Canada by individuals resident in Canada. All of our newspapers qualify as "Canadian issues" of "Canadian newspapers" (or otherwise fall outside of the limitation on deductibility of advertising expenses) and, as a result, our advertisers generally have the right to deduct their advertising expenditures with us for Canadian tax purposes.

MANAGEMENT AND MAJOR SHAREHOLDERS

Directors and Executive Officers

        The following table sets forth certain information concerning our directors and senior executive officers at November 1, 2007:

Name and Municipality of Residence	Age	Position(3)
SERGE GOUIN(1) Outremont, Québec	64	Chairman of the Board of Directors and Chairman of the Compensation Committee
PIERRE KARL PÉLADEAU Montréal, Québec	46	Vice Chairman of the Board of Directors and Chief Executive Officer
ÉRIK PÉLADEAU Rosemère, Québec	52	Vice Chairman of the Board of Directors
JEAN LA COUTURE, FCA(2) Montréal, Québec	61	Director and Chairman of the Audit Committee
ANDRÉ DELISLE(2) Montréal, Québec	61	Director
A. MICHEL LAVIGNE, FCA(1)(2) Brossard, Québec	57	Director
SAMUEL MINZBERG(1) Westmount, Québec	58	Director
THE RIGHT HONOURABLE BRIAN MULRONEY, P.C., C.C., LL.D. Westmount, Québec	68	Director
JEAN NEVEU Longueuil, Québec	66	Director
NORMAND PROVOST Brossard, Québec	53	Director
PIERRE FRANCOEUR Ste-Adèle, Québec	55	President and Chief Operating Officer
LUC LAVOIE Montréal, Québec	52	Executive Vice President, Corporate Affairs
BRUNO PÉLOQUIN Montréal, Québec	43	Senior Vice President, Strategic Development, Customer Relations
HUGUES SIMARD Outremont, Québec	40	Senior Vice President, Development and Strategy
LOUIS ST-ARNAUD Mont-Saint-Hilaire, Québec	60	Senior Vice President, Legal Affairs and Secretary
SYLVIE CORDEAU Verdun, Québec	42	Vice President, Communications
MICHEL ETHIER Montréal, Québec	52	Vice President, Taxation
PIERRE LAMPRON Outremont, Québec	61	Vice President, Institutional Relations
BRUNO LECLAIRE Saint-Bruno, Québec	42	Vice President, Interactive Media
ROGER MARTEL Repentigny, Québec	59	Vice President, Internal Audit

LOUIS MORIN Kirkland, Québec	50	Vice President, and Chief Financial Officer
JEAN-FRANÇOIS RICHARD Kirkland, Québec	48	Vice President, Advertising Convergence
DENIS SABOURIN Kirkland, Québec	47	Vice President and Corporate Controller
JULIE TREMBLAY Westmount, Québec	48	Vice President, Human Resources
MARC TREMBLAY Westmount, Québec	46	Vice President, Legal Affairs
EDOUARD G. TRÉPANIER Boucherville, Québec	56	Vice President, Regulatory Affairs
JEAN-FRANÇOIS PRUNEAU Repentigny, Québec	37	Treasurer
CLAUDINE TREMBLAY Nuns' Island, Québec	54	Senior Director, Corporate Secretariat and Assistant Secretary

(1)
Member of the Compensation Committee.

(2)
Member of the Audit Committee.

        Serge Gouin, Chairman of the Board of Directors and Chairman of the Compensation Committee. Mr. Gouin has been a Director of Quebecor Media Inc. since May 2001, and he re-assumed the position of Chairman of the Board of Directors in May 2005, having also held that position from January 2003 to March 2004. Mr. Gouin also re-assumed the position of Chairman of our Compensation Committee in February 2006, having also held that position from May 2003 to May 2004. Mr. Gouin served as President and Chief Executive Officer of Quebecor Media Inc. from March 2004 until May 2005. Mr. Gouin has served as a Director and Chairman of the Board of Directors of Videotron Ltd. and Sun Media Corporation since July 2001 and May 2004, respectively. Mr. Gouin was an Advisory Director of Citigroup Global Markets Canada Inc. from 1998 to 2003. From 1991 to 1996, Mr. Gouin served as President and Chief Operating Officer of Le Groupe Videotron ltée. From 1987 to 1991, Mr. Gouin was President and Chief Executive Officer of TVA Group Inc. Mr. Gouin is also a member of the Board of Directors of Cott Corporation, Onex Corporation and TVA Group Inc.

        Pierre Karl Péladeau, Vice Chairman of the Board of Directors and Chief Executive Officer. Mr. Péladeau has been a Director of Quebecor Media Inc. since August 2000. Mr. Péladeau is Vice Chairman of the Board of Directors and Chief Executive Officer of Quebecor Media Inc. since May 11, 2006. From August 18, 2000 to March 2004, Mr. Péladeau also served as the President and Chief Executive Officer of Quebecor Media Inc. Mr. Péladeau is President and Chief Executive Officer of Quebecor Inc. and was from March 12, 2004 to May 11, 2006, President and Chief Executive Officer of Quebecor World Inc. Mr. Péladeau joined Quebecor Inc.'s communications division in 1985 as Assistant to the President. Since then, he has occupied various positions in the Quebecor group of companies. In 1994, Mr. Péladeau helped establish Quebecor Printing Europe and, as its President, oversaw its growth in France, the United Kingdom, Spain and Germany to become one of Europe's largest printers by 1997. In 1997, Mr. Péladeau became Executive Vice President and Chief Operating Officer of Quebecor Printing Inc. (which has since become Quebecor World Inc.). In 1999, Mr. Péladeau became President and Chief Executive Officer of Quebecor Inc. Mr. Péladeau was also the President and Chief Executive Officer of Videotron Ltd. from July 2001 until June 2003. Mr. Péladeau sits on the board of numerous Quebecor group companies and is active in many charitable and cultural organizations. Pierre Karl Péladeau is the brother of Érik Péladeau.

        Érik Péladeau, Vice Chairman of the Board of Directors. Mr. Péladeau has been a Director of Quebecor Media Inc. since January 2001. He re-assumed the position of Vice Chairman of the Board of Directors of Quebecor Media Inc. since March 2005, having also held that position from January 2001 to March 2004. Mr. Péladeau served as Chairman of the Board of Directors of Quebecor Media Inc. from March 2004 to

March 2005. Mr. Péladeau is currently Vice Chairman of the Board of Directors of Quebecor Inc., a position he has held since April 1999, Executive Vice President of Quebecor Inc., a position he has held since March 2005, Vice Chairman of the Board of Directors of Quebecor World Inc., a position he has held since October 2001, and Chairman of the Board of Group Lelys Inc. Mr. Péladeau has worked in the Quebecor group of companies for 25 years. In November 1984, Mr. Péladeau left the Quebecor group of companies to start Group Lelys Inc., a printing plant specializing in labels. In 1988, he returned to Quebecor Inc. as Assistant Vice President for its printing division and has held several other management positions since then. Mr. Péladeau is a member of several boards, including the Board of Directors of Quebecor World Inc. Érik Péladeau is the brother of Pierre Karl Péladeau.

        Jean La Couture, FCA, Director and Chairman of the Audit Committee. Mr. La Couture has been a Director of Quebecor Media Inc. and the Chairman of its Audit Committee since May 5, 2003 and he has also been a Director and the Chairman of the Audit Committee of each of Sun Media Corporation and Videotron Ltd. since June 2003 and October 2003, respectively. Mr. La Couture, a Fellow Chartered Accountant, is President of Huis Clos Ltée, a management and mediation firm. He also acts as President for the "Regroupement des assureurs de personnes à charte du Québec (RACQ)" since August 1995. From 1972 to 1994, he was President and Chief Executive Officer of three organizations, including The Guarantee Company of North America, a Canadian specialty line insurance company from 1990 to 1994. Mr. La Couture also serves as Director of several corporations, including Quebecor Inc., Tecsult Inc. and Immunotec Inc. He is Chairman of the Board of Innergex Power Trust, Groupe Pomerleau (a Québec-based construction company), Americ Disc Inc. and Maestro (a real estate capital fund).

        André Delisle, Director and member of the Audit Committee. Mr. Delisle has served as a Director of Quebecor Media Inc. and a member of its Audit Committee since October 31, 2005. Since that date, he has also served as a Director and a member of the Audit Committee of each of Videotron Ltd. and Sun Media Corporation. From August 2000 until July 2003, Mr. Delisle acted as an Assistant General Manager and Treasurer of the City of Montréal. He previously acted as internal consultant for the Caisse de dépôt et placement du Québec from February 1998 until August 2000. From 1982 through 1997, he worked for Hydro-Québec and the Québec Department of Finance, mainly in the capacity of Chief Financial Officer (Hydro-Québec) or Assistant Deputy Minister (Department of Finance). Mr. Delisle is a member of the Institute of Corporate Directors, a member of the Association of Québec Economists and a member of the Barreau du Québec.

        A. Michel Lavigne, FCA, Director and member of the Audit Committee and the Compensation Committee. Mr. Lavigne has served as a Director and member of the Audit Committee and the Compensation Committee of Quebecor Media Inc. since June 30, 2005. Since that date, Mr. Lavigne has also served as a Director and member of the Audit Committee of each of Videotron Ltd., Sun Media Corporation and TVA Group Inc. Mr. Lavigne is a Director and a member of the Audit Committee of Nurun Inc. since May 2006. Mr. Lavigne is also a Director of the Caisse de dépôt et placement du Québec and Nstein Technologies Inc, as well as the Chairman of the Board of Primary Energy Recycling Corporation. Until May 2005, he served as President and Chief Executive Officer of Raymond Chabot Grant Thornton in Montréal, Québec, Chairman of the Board of Grant Thornton Canada and was a member of the Board of Governors of Grant Thornton International. Mr. Lavigne is a Fellow Chartered Accountant of the Ordre des comptables agréés du Québec and a member of the Canadian Institute of Chartered Accountants since 1973.

        Samuel Minzberg, Director and member of the Compensation Committee. Mr. Minzberg has been a Director of Quebecor Media Inc. since June 2002 and is a member of the Compensation Committee. Mr. Minzberg is a partner with Davies Ward Phillips & Vineberg LLP. From January 1998 to December 2002, he was President and Chief Executive Officer of Claridge Inc., a management and holding company, on behalf of the Charles R. Bronfman Family. Until December 1997 he was a partner and Chairman of Davies Ward Phillips & Vineberg (Montréal). He also serves as a Director of HSBC Bank Canada and Reitmans (Canada) Limited. Mr. Minzberg received a B.A., B.C.L. and LL.B from McGill University.

        The Right Honourable Brian Mulroney, P.C., C.C., LL.D, Director. Mr. Mulroney has been a Director of Quebecor Media Inc. since January 31, 2001. Mr. Mulroney has also served as Chairman of the Board of Directors of Quebecor World Inc. since April 2002. Mr. Mulroney served as Chairman of the Board of Directors of Sun Media Corporation from January 2000 to June 2001. Since 1993, Mr. Mulroney has been a Senior Partner with the law firm of Ogilvy Renault LLP in Montréal, Québec. Prior to that, Mr. Mulroney was the Prime Minister of

Canada from 1984 until 1993. Mr. Mulroney practiced law in Montréal and served as President of the Iron Ore Company of Canada before entering politics in 1983. Mr. Mulroney serves as a Director of a number of public corporations including Quebecor Inc., Quebecor World Inc., Barrick Gold Corporation, Archer Daniels Midland Company, Wyndham Worldwide Corporation, The Blackstone Group LP and Independent News and Media, PLC.

        Jean Neveu, Director. Mr. Neveu has been a Director of Quebecor Media Inc. since January 2001. Mr. Neveu was also Chairman of our Compensation Committee from May 2004 to February 2006. Mr. Neveu has been a Director of Quebecor Inc. since 1988 and its Chairman since 1999. Mr. Neveu has also been a Director and the Chairman of TVA Group Inc. since 2001 and a Director of Quebecor World Inc. since 1989. He joined Quebecor Inc. in 1969 as Controller and held several different management positions before leaving in 1979 to join a major magazine publisher and distributor. In 1988, Mr. Neveu returned to Quebecor Inc. as its Vice President, Dailies and later became Senior Vice President. In December 1997, he was appointed to the position of President and Chief Executive Officer of Quebecor Inc., a position he has held until 1999. In April 1999, he was appointed Chairman of Quebecor Inc. In addition, Mr. Neveu served as Chairman and Chief Executive Officer of Quebecor World Inc. from 1989 to 1997 and as its Chairman from 1997 to 2002. He also served as Quebecor World's interim President and Chief Executive Officer from March 2003 to March 2004.

        Normand Provost, Director. Mr. Provost has been a Director of Quebecor Media since July 2004. Mr. Provost has served as Executive Vice President, Private Equity of the Caisse de dépôt et placement du Québec since November 2003. Mr. Provost joined the Caisse de dépôt et placement du Québec in 1980 and has held various management positions during his time there. He namely served as President of CDP Capital Americas from 1995 to 2004. Mr. Provost is a member of the Leaders' Networking Group of Québec and the Montréal Chamber of Commerce.

        Pierre Francoeur, President and Chief Operating Officer. Mr. Francoeur was appointed President and Chief Operating Officer in March 2005. Mr. Francoeur has also served as President and Chief Executive Officer of Sun Media Corporation from May 2001 to September 19, 2007, and as a Director of Sun Media Corporation from June 2001 to September 19, 2007. From 1995 to March 2005, Mr. Francoeur was the Publisher and Chief Executive Officer of Le Journal de Montréal newspaper. From June 2000 to May 2001, Mr. Francoeur served as Executive Vice President and Chief Operating Officer of Sun Media Corporation. Mr. Francoeur first joined Le Journal de Montréal in 1979. In 1983, Mr. Francoeur left Le Journal de Montréal to found L'Hebdo de Laval, a weekly newspaper. In 1994, he returned to Le Journal de Montréal as Editor-in-Chief, and was appointed Publisher the following year. In April 1998, Mr. Francoeur was appointed Vice President, Dailies Division of Quebecor Communications Inc., and became President of the Dailies Division later that same year. Mr. Francoeur is a member of the Board of The Canadian Press.

        Luc Lavoie, Executive Vice President, Corporate Affairs. Mr. Lavoie was appointed Executive Vice President, Corporate Affairs, of Quebecor Media Inc. in March 2001. Mr. Lavoie is also Vice President, Corporate Affairs, of Quebecor Inc. He was previously the Executive Vice President of National Public Relations, first in its Ottawa office, which he helped launch, and then in its Montréal office. In that capacity, he advised executives and policy-makers across North America. Before joining National Public Relations, Mr. Lavoie was Canada's Commissioner General to the 1992 Universal Exposition in Seville, Spain.

        Bruno Péloquin, Senior Vice President, Strategic Development, Customer Relations. Mr. Péloquin was appointed Senior Vice President, Strategic Development, Customer Relations in November 2005. Prior to joining Quebecor Media Inc., he served as Vice President, Customer Relations and Operations from 1997 to 2005 for Microcell Telecommunications (Fido) and as Vice President, Operations from 1995 to 1997 for Diners Club/En Route. Previously, he held various positions in sales, operations and business development for United Parcel Service Limited.

        Hugues Simard, Senior Vice President, Development and Strategy. Mr. Simard joined the Quebecor group of companies in July 1998 as Director, Business Development of Quebecor Printing which became Quebecor World in 1999. He was appointed Vice-President, Corporate Development of Quebecor New Media in 1999 and President & CEO of Netgraphe/Canoe in 2000. He rejoined Quebecor World in 2003, first as Vice-President, Development and Planning and then as President of the Commercial Printing Group in 2004. Prior to his recent appointment as Senior Vice President, Development and Strategy at Quebecor Media, he spent a year in Paris, France as Managing Director of Secor Conseil, a management consulting firm.

        Louis St-Arnaud, Senior Vice President, Legal Affairs and Secretary. Mr. St-Arnaud has been the Vice President, Legal Affairs and Secretary of Quebecor Media Inc. since 2000 and of Sun Media Corporation since 1999. He was promoted to Senior Vice President, Legal Affairs, and Secretary in October 2004. Mr. St-Arnaud is also the Senior Vice President, Legal Affairs and Secretary of Quebecor Inc. and Quebecor World Inc. Mr. St-Arnaud has worked in the Quebecor group of companies, at his current position and in others, for the past twenty years. Mr. St-Arnaud has been a member of the Barreau du Québec since 1971.

        Sylvie Cordeau, Vice President, Communications. Ms. Cordeau was appointed Vice President, Communications of Quebecor Media Inc. in March 2003. She is responsible for communications for the Quebecor Media Inc. group of companies. She also remains involved in the corporate communications and the philanthropic activities of Quebecor Inc. Ms. Cordeau has worked in the Quebecor group of companies in various management positions for the past ten years. Prior to her appointment as Vice President, Communications, Ms. Cordeau was Executive Adviser, Office of the President of Quebecor Inc. Ms. Cordeau is a member of the Barreau du Québec and holds a Master's Degree in International and European Law from the Université Catholique de Louvain in Belgium.

        Michel Ethier, Vice President, Taxation. Mr. Ethier was appointed Vice President, Taxation of Quebecor Media Inc. in March 2004. Mr. Ethier is also Vice President, Taxation, of Quebecor Inc. From 1988 to 2000, Mr. Ethier was Director, Taxation of Le Groupe Videotron ltée. Following the purchase of Le Groupe Videotron ltée by Quebecor Media Inc. in October 2000, Mr. Ethier became Senior Director, Taxation of Quebecor Media Inc. From 1983 to 1988, Mr. Ethier was Senior Tax Advisor of Gaz Metropolitain Inc. and from 1978 to 1983, he was, successively, auditor and tax specialist for Coopers & Lybrand, Chartered Accountants. Mr. Ethier has been a member of the Canadian Institute of the Chartered Accountants since 1980.

        Pierre Lampron, Vice President, Institutional Relations. Mr. Lampron was appointed to this position in June 2004. Mr. Lampron also serves as President of TVA International. Prior to this appointment, he served as President of TV5-America from 1999 to 2000. From 1995 to 1999, Mr. Lampron served as President of Société de développement des entreprises culturelles (SODEC), a public organization involved in the financing of cultural industries in Québec.

        Bruno Leclaire, Vice President, Interactive Media. Since March 2006, Mr. Leclaire has served as Vice President, Interactive Media Division of Quebecor Media Inc. He is also, since February 2003, President and Chief Executive Officer of Canoë Inc. Mr. Leclaire was appointed President of Jobboom in February 2001.

        Roger Martel, Vice President, Internal Audit. Mr. Martel has served as Vice President, Internal Audit of Quebecor Media Inc. since February 2004. He acts in the same capacity for Quebecor Inc., Videotron Ltd, Sun Media Corporation and Quebecor World Inc. From February 2001 until February 2004, he was Principal Director, Internal Audit of Quebecor Media. Prior to that, he was an Internal Auditor of Le Groupe Videotron ltée.

        Louis Morin, Vice President and Chief Financial Officer. Mr. Morin became Vice President and Chief Financial Officer of Quebecor Media Inc. on January 15, 2007. From December 2003 until January 2006, he served as Chief Financial Officer of Bombardier Recreational Products Inc. Prior to that Mr. Morin was Senior Vice President and Chief Financial Officer of Bombardier Inc. from April 1999 until February 2003 where he worked since 1982. Mr. Morin holds a Master's degree as well as a Bachelor's degree in Business Administration from the University of Montréal and is a Chartered Accountant.

        Jean-François Richard, Vice President, Advertising Convergence. Mr. Richard was appointed as Vice President, Advertising Convergence of Quebecor Media Inc. in January 2005. Prior to joining Quebecor Media Inc., Mr. Richard served, from August 2002 to May 2004, as Vice President Marketing and Image of Boutique Jacob Inc. From December 1997 to March 2002, Mr. Richard served in various marketing and communications positions at Bell Canada.

        Denis Sabourin, Vice President and Corporate Controller. Mr. Sabourin was appointed Vice President and Corporate Controller of Quebecor Media Inc. in March 2004. Before that date, he held the position of Senior Manager, Control. Mr. Sabourin is also Vice President and Corporate Controller of Quebecor Inc. Prior to joining Quebecor Media Inc., Mr. Sabourin served as corporate controller of Compagnie Unimédia (previously known as Unimédia Inc.) from 1994 to 2001 and as Operating Controller for the Hotel Group Auberges des Gouverneurs Inc. from 1990 to 1994. He also spent seven years with Samson Bélair/Deloitte & Touche, Chartered Accountants. Mr. Sabourin has been a member of the Canadian Institute of Chartered Accountants since 1984.

        Julie Tremblay, Vice President, Human Resources. Ms. Tremblay rejoined Quebecor Media in May 2007, after having served in this position from August 1998 to April 2003, which is when she was transferred to Quebecor World Inc. as Vice President, Human Resources. Ms. Tremblay remained responsible for the Human Resources of Quebecor World Inc. until October 2007. She has also held, the position of Vice President, Human Resources of Quebecor Inc., a position she has held over a period of 7 years. Ms. Tremblay has worked for the Quebecor Group of companies in different positions for the past 18 years. Prior to joining the Quebecor Group, she practiced in a private law firm. She has been a member of the Quebec Bar Association since 1984.

        Marc Tremblay, Vice President, Legal Affairs. Mr. Tremblay has been appointed Vice President, Legal Affairs at Quebecor Media on March 30, 2007. Prior to that date, Mr. Tremblay practiced law at Ogilvy Renault LLP for the past 22 years. Mr. Tremblay is also a director of Nurun Inc. since October 2007. He has been a member of the Quebec Bar Association since 1983.

        Edouard G. Trépanier, Vice President, Regulatory Affairs. Mr. Trépanier was appointed as the Vice President, Regulatory Affairs of Quebecor Media Inc. in March 2002. He also serves as Vice President, Regulatory Affairs of Videotron Ltd since the same date. Mr. Trépanier was Director, Regulatory Affairs of Videotron Ltd. from 1994 to 2001. Prior to joining us in 1994, Mr. Trépanier held several positions at the CRTC, including Director of Operations, Pay-television and Specialty Services. Prior to joining the CRTC, Mr. Trépanier worked as a television producer for TVA Group Inc., Rogers Communications Inc. and the Canadian Broadcasting Corporation in Ottawa. Mr. Trépanier is and has been a member of the boards of numerous broadcast industry organizations.

        Jean-François Pruneau, Treasurer. Mr. Pruneau has served as Treasurer of Quebecor Media Inc. since October 2005. In addition, Mr. Pruneau has also served as Treasurer of Videotron Ltd. and Sun Media Corporation since the same date. Mr. Pruneau was named Treasurer of Quebecor Inc. in February 2007. He also serves as Treasurer of various subsidiaries of Quebecor Media Inc. Before being appointed Treasurer of Quebecor Media Inc., Mr. Pruneau successively served as Director, Finance and Assistant Treasurer — Corporate Finance of Quebecor Media Inc. Before joining Quebecor Media Inc. in May 2001, Mr. Pruneau was Associate Director of BCE Media from 1999 to 2001. From 1997 to 1999, he served as Corporate Finance Officer at Canadian National Railway. He has been a member of the CFA Institute, formerly the Association for Investment Management and Research, since 2000.

        Claudine Tremblay, Senior Director, Corporate Secretariat and Assistant Secretary. Ms. Tremblay has been Assistant Secretary of Quebecor Media Inc. since its inception and Secretary of its Audit Committee and Compensation Committee. She is also currently Senior Director, Corporate Secretariat for Quebecor Media Inc., Quebecor World and Quebecor Inc. Since August 1987, Ms. Tremblay has been Assistant Secretary of Quebecor Inc. and Secretary of Videotron Ltd and Sun Media Corporation since November 2006 and September 2001, respectively. She also serves as either Secretary or Assistant Secretary of various subsidiaries of Quebecor Inc. and, since December 2004, Ms. Tremblay serves as Corporate Secretary of TVA Group Inc. Ms. Tremblay was Assistant Secretary and Administrative Assistant at the National Bank of Canada from 1979 to 1987. She has also been a member of the Chambre des Notaires du Québec since 1977.

Board of Directors

        In accordance with our charter, our Board of Directors may consist of at least one director and no more than 20 directors. Our Board of Directors presently consists of ten directors. Each director serves a one-year term and holds office until the next annual general shareholders' meeting or until the election of his or her successor, unless he or she resigns or his or her office becomes vacant by reason of death, removal or other cause. Pursuant to a Consolidated and Amended Shareholders' Agreement, dated as of December 11, 2000, as amended, among Quebecor, certain wholly-owned subsidiaries of Quebecor, Capital Communications CDPQ Inc. (now CDP Capital d'Amérique Investissements inc.) and Quebecor Media, our Board of Directors is comprised of nominees of each of Quebecor and of Capital Communications CDPQ Inc. In May 2003, our shareholders, acting by written resolution, increased the size of our Board of Directors to ten directors from nine, and established that Quebecor would be entitled to nominate six directors and Capital Communications CDPQ Inc. would be entitled to nominate four directors. See "— Major Shareholders and Related Party Transactions — Major Shareholders" below for a description of the Consolidated and Amended Shareholders Agreement and the shareholders' resolution increasing the size of the Board of Directors to ten.

Board Practices

        Reference is made to "— Directors and Senior Management" above for the current term of office, if applicable, and the period during which our directors and senior management have served in that office.

Audit Committee

        In 2003, we formed an Audit Committee, which is currently composed of three directors, namely Messrs. Jean La Couture, André Delisle and A. Michel Lavigne. Mr. La Couture is the Chairman of our Audit Committee and our Board of Directors has determined that Mr. La Couture is an "audit committee financial expert" as defined under SEC rules. Our Board of Directors adopted the mandate of our Audit Committee in light of the Sarbanes-Oxley Act of 2002. Our Audit Committee assists our Board of Directors in overseeing our financial controls and reporting. Our Audit Committee also oversees our compliance with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management.

        The current mandate of our Audit Committee provides, among other things, that our Audit Committee reviews our annual and quarterly financial statements before they are submitted to our Board of Directors, as well as the financial information contained in our annual reports on Form 20-F, our management's discussion and analysis of financial condition and results of operations, our quarterly reports furnished to the SEC under cover of Form 6-K and other documents containing similar information before their public disclosure or filing with regulatory authorities; reviews our accounting policies and practices; and discusses with our independent auditors the scope of their audit and reviews their recommendations and the responses of our management to their recommendations. Our Audit Committee is also responsible for ensuring that we have in place adequate and efficient internal control and management information systems to monitor our financial information and to ensure that our transactions with related parties are made on terms that are fair for us. Our Audit Committee pre-approves all audit services and permitted non-audit services and pre-approves all the fees pertaining to those services that are payable to our independent auditors, and it submits the appropriate recommendations to our Board of Directors in connection with these services and fees. Our Audit Committee also reviews the scope of the audit and the results of the examinations conducted by our internal audit department. In addition, our Audit Committee recommends the appointment of our independent auditors, subject to our shareholders' approval. It also reviews and approves our Code of Ethics for its Chief Executive Officer, Chief Financial Officer, controller, principal financial officer and other persons performing similar functions.

Compensation Committee

        Our Compensation Committee is composed of Messrs. Serge Gouin, A. Michel Lavigne and Samuel Minzberg. Mr. Gouin is the Chairman of our Compensation Committee. Our Compensation Committee was formed with the mandate to examine and decide upon the global compensation and benefits policies of us and those of our subsidiaries that do not have a Compensation Committee, and to formulate appropriate recommendations to the Board of Directors, among other things, concerning long-term compensation in the form of stock option grants. Our Compensation Committee is also responsible for the review, on an annual basis, of the compensation of our directors.

Compensation

Compensation of Directors

        Our directors who are also employees of Quebecor Media are not entitled to receive any additional compensation for serving as our Directors. Since January 1, 2007, each Director is entitled to receive an annual director's fee of $35,000 from Quebecor Media. Directors are also entitled to receive an attendance fee of $1,500 for each Board or committee meeting attended (other than the Audit Committee) and an attendance fee of $2,000 for each Audit Committee meeting attended, each payable quarterly. The President of our Audit Committee receives additional fees of $9,000 per year and the President of our Compensation Committee receives additional fees of $5,000 per year. Each committee members, other than the presidents of the committees, also receive additional fees of $2,000 per year. All of our Directors are reimbursed for travel and other reasonable expenses incurred in attending board meetings. Mr. Jean Neveu, who serves as Chairman of the Board of Directors of our parent company, Quebecor, receives compensation from Quebecor and does not receive from us any annual fees or attendance fees. In addition, Mr. Neveu's compensation is not subject to the Directors' Deferred Stock Unit Plan, which we refer to as the DSUP plan. Mr. Serge Gouin, who serves as Chairman of the Board of Quebecor Media, receives compensation from us for acting in such capacity.

        During the financial year ended December 31, 2006, seven Directors earned an aggregate compensation of $348,250, which amount includes their annual fees and attendance fees. None of our directors have service contracts with us or any of our subsidiaries that provide for benefits upon termination of employment.

        In addition to the compensation described above, our directors who are also Directors of Quebecor (other than Mr. Neveu), namely Jean La Couture, The Right Honourable Brian Mulroney, Érik Péladeau and Pierre Karl Péladeau, participate in the DSUP plan. Under this plan, each beneficiary receives a portion of his or her compensation in the form of units, such portion representing at least 50% of the annual retainer of $55,000. Subject to certain conditions, each beneficiary may elect to receive in the form of units any percentage, up to 100%, of the total fees payable for his or her services as a director, including the balance of the annual retainer, meeting attendance fees and any other fees payable to the director. Since January 1, 2004 and March 12, 2004, respectively, Erik Péladeau and Pierre Karl Péladeau no longer receive compensation in the form of units for serving as directors of Quebecor.

        Under the DSUP plan, beneficiaries are credited, on the last day of each fiscal quarter of Quebecor, a number of units determined on the basis of the amounts payable to such director in respect of such fiscal quarter, divided by the value of a unit. The value of a unit means the weighted average trading price of the Class B Shares of Quebecor on the Toronto Stock Exchange over the five trading days immediately preceding such date. The units take the form of a credit to the account of the director, who may not convert such units into cash as long as he or she remains a director.

        Under the DSUP plan, all of the units credited to the beneficiary are redeemed by Quebecor and the value of these units are paid when the director ceases to serve as a director of Quebecor. For purposes of redemption of units, the value of a unit corresponds to the market value of a Class B Shares at the redemption date, being the closing price of the Class B Shares on The Toronto Stock Exchange on the last trading day preceding such date.

        Units entitle the holders thereof to dividends which will be paid in the form of additional units at the same rate as applicable to dividends paid on the Class B Shares.

        No units held by directors of Quebecor Media who also sit on the Board of Directors of Quebecor were redeemed since 2006.

        As of September 30, 2007, Jean La Couture held 4,385 units, the Right Honourable Brian Mulroney held 14,149 units, Érik Péladeau held 3,726 units and Pierre Karl Péladeau held 6,240 units under the DSUP plan.

Compensation of Executive Officers

        Compensation of our senior executive officers is composed primarily of base salary and the payment of cash bonuses. Cash bonuses are generally tied to the achievement of financial performance indicators and personal objectives, and they may vary from 25% to 100% of base salary depending upon the level of responsibilities of the senior executive officer. Our executive compensation package is also complemented by long-term incentives in the form of options to purchase our common shares to be issued pursuant to Quebecor Media's Stock Option Plan.

        For the financial year ended December 31, 2006, fourteen senior executive officers (excluding senior executive officers of our subsidiaries) received aggregate compensation of $6,556,630 for services they rendered in all capacities during 2006, which amount includes the base salary, bonuses, benefits in kind and deferred compensation paid to such senior executive officers.

Quebecor Media's Stock Option Plan

        On January 29, 2002, we established a stock option plan to attract, retain and motivate our directors, executive officers and key contributors, as well as those of our subsidiaries, including Videotron and Sun Media. The Compensation Committee is responsible for the administration of this stock option plan and, as such, designates the participants under the stock option plan and determines the number of options granted, the vesting schedule, the expiration date and any other terms and conditions relating to the options.

        Under this stock option plan, 8,034,000 Quebecor Media Common Shares (representing 6.5% of all of the outstanding shares of Quebecor Media) have been set aside, until December 31, 2008, for officers, senior employees and other key employees of Quebecor Media and its subsidiaries. At that date, the number of Common Shares issuable under this plan will automatically be re-established at a number of shares equal to 5% of the number of Common Shares then issued and outstanding. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common Shares of Quebecor Media at the date of grant, as determined by our Board of Directors (if the Common Shares of Quebecor Media are not listed on a stock exchange at the time of the grant) or the 5-day weighted average closing price ending on the day preceding the date of the grant of the Common Shares of Quebecor Media on the stock exchange(s) where such shares are listed at the time of grant. Unless authorized by our Compensation Committee in the context of a change of control, no options may be exercised by an optionee if the shares of Quebecor Media have not been listed on a recognized stock exchange. Should the Common Shares of Quebecor Media have not been so listed on March 1, 2008, optionees may exercise from March 1 to March 30, from June 1 to June 29, from September 1 to September 29 and from December 1 to December 30 of each year, starting March 1, 2008, their right to receive an amount in cash equal to the difference between the fair market value, as determined by our Board of Directors, and the exercise price of their vested options or, subject to certain stated conditions, Common Shares of Quebecor Media. Except under specific circumstances, and unless our Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by our Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33% vesting on the third anniversary of the date of grant. Pursuant to the terms of this plan, no optionee may hold options representing more than 5% of the outstanding shares of Quebecor Media.

        During the nine-month period ended September 30, 2007, an aggregate total of 3,095,000 options to purchase common shares of Quebecor Media have been granted to employees of Quebecor Media and its subsidiaries, at a weighted average exercise price of $44.14 per share, as determined by Quebecor Media's Compensation Committee in accordance with the terms and conditions of the Quebecor Media stock option plan.

        As of September 30, 2007, an aggregate total of 6,807,849 options to purchase common shares of Quebecor Media have been granted (and are still outstanding) to employees of Quebecor Media and its subsidiaries, at a weighted average exercise price of $31.72 per share, as determined by Quebecor Media's compensation committee in accordance with the terms and conditions of the Quebecor Media stock option plan. Of that number, 2,361,413 options to purchase common shares of Quebecor Media have been granted to executive officers of Quebecor Media, at a weighted average exercise price of $27.61 per share.

        During the year ended December 31, 2006, an aggregate total of 795,393 options to purchase common shares of Quebecor Media have been granted to employees of Quebecor Media and its subsidiaries, at a weighted average exercise price of $31.60 per share, as determined by Quebecor Media's compensation committee in accordance with the terms and conditions of the Quebecor Media stock option plan. Of that number, 314,802 options to purchase common shares of Quebecor Media have been granted to executive officers of Quebecor Media, at a weighted average exercise price of $31.87 per share. For more information on this stock option plan, see note 19 to our audited consolidated financial statements.

Quebecor Inc.'s Stock Option Plan

        Under a stock option plan established by Quebecor, 6,500,000 Quebecor Class B Shares have been set aside for directors, officers, senior employees and other key employees of Quebecor and its subsidiaries, including Quebecor Media. The exercise price of each option is equal to the weighted average trading price of Quebecor Class B Shares on the Toronto Stock Exchange over the last five trading days immediately preceding the grant of the option. Each option may be exercised during a period not exceeding 10 years from the date granted. Options usually vest as follows: 1/3 after one year, 2/3 after two years, and 100% three years after the original grant. Holders of options under the Quebecor stock option plan have the choice, when they want to exercise their options, to acquire Quebecor Class B Shares at the corresponding option exercise price or to receive a cash payment from Quebecor equivalent to the difference between the market value of the underlying shares and the exercise price of the option. Quebecor believes that employees may choose to receive cash payments on the exercise of stock options. The Board of Directors of Quebecor Inc. may, at its discretion, affix different vesting periods at the time of each grant.

        During the year ended December 31, 2006, 247,568 option to purchase Quebecor Class B Shares were granted to senior executive officers of Quebecor Media or its subsidiaries at a weighted average exercise price of $24.24. As of December 31, 2006, a total of 1,523,568 options to purchase Quebecor Class B Shares, at a weighted average exercise price of $30.29 per share, were held by three senior executive officers of Quebecor Media. The closing sale price of the Quebecor Class B Shares on the Toronto Stock Exchange on December 29, 2006, was $35.87 per share.

Pension Benefits

        Quebecor Media maintains a pension plan for its non-unionized employees and those of its subsidiaries. The pension plan provides higher pension benefits to eligible executive officers than the pension benefits provided to other employees, such higher pension benefits being equal to 2% of the average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension so calculated is payable at the normal retirement age, which is 65 years of age, or sooner at the election of the executive officer, and, from age 61, without early retirement reduction. In addition, the pension may be deferred, but not beyond the age limit under the provisions of the Income Tax Act (Canada), in which case the pension is adjusted to take into account the delay in payment thereof in relation to the normal retirement age. The maximum pension payable under such pension plan is as prescribed by the Income Tax Act (Canada) and is based on a maximum salary of $111,111. An executive officer contributes to the plan an amount equal to 5% of his or her salary up to a maximum of $5,556 in respect of 2007.

        The total amount contributed or accrued by Quebecor Media in 2006 to provide the pension benefits was $25.0 million on a consolidated basis. For a description of the amount set aside or accrued for pension plans and post-retirement benefits by Quebecor Media see Note 24 to our audited consolidated financial statements.

        The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years:

	Years of Participation
Compensation	10	15	20	25	30
$111,111 or more	$22,222	$33,333	$44,444	$55,555	$66,667

Supplemental Retirement Benefit Plan for Designated Executives

        In addition to the pension plans in force, Quebecor provides supplemental retirement benefits to certain designated executives. Eleven senior executive officers of Quebecor Media are participants under the Quebecor plan.

        The pensions of the eleven senior executive officers who participate in the Quebecor plan is equal, for each year of membership under the plan to 2% of the difference between their respective average salaries (including bonuses) for the best five consecutive years and the maximum salary under the pension plan. The pension is payable for life without reduction from age 61. In case of death after retirement and from the date of death, the plan provides for the payment of a pension to the eligible surviving spouse representing 50% of the retiree's pension and payable for up to 10 years.

        As of September 30, 2007, one senior executive officer of Quebecor Media had a credited service of approximately 20.6 years while the ten other senior executive officers had credited service of approximately seven years or less.

        The table below indicates the annual pension benefits that would be payable under Quebecor's plan at the normal retirement age of 65 years:

	Years of Credited Service
Compensation	10	15	20	25	30
$200,000	$17,778	$26,667	$35,556	$44,445	$53,333
$400,000	$57,778	$86,667	$115,556	$144,445	$173,333
$600,000	$97,778	$146,667	$195,556	$244,445	$293,333
$800,000	$137,778	$206,667	$275,556	$344,445	$413,333
$1,000,000	$177,778	$266,667	$355,556	$444,445	$533,333
$1,200,000	$217,778	$326,667	$435,556	$544,445	$653,333
$1,400,000	$257,778	$386,667	$515,556	$644,445	$773,333

Liability Insurance

        Quebecor carries liability insurance for the benefit of its directors and officers, as well as for the directors and officers of its subsidiaries, including Quebecor Media and certain associated companies, against certain liabilities incurred by them in such capacity. These policies are subject to customary deductibles and exceptions. The premiums in respect of this insurance are entirely paid by Quebecor and repaid by the subsidiaries for their respective shares.

Share Ownership

        Except as disclosed under "Major Shareholders and Related Party Transactions — Major Shareholders" of this prospectus, none of our equity securities are held by any of our directors or senior executive officers. For a description of Quebecor Media's stock option plan, see "Compensation" above.

Major Shareholders

        As of November 1, 2007, Quebecor held, directly and indirectly, 67,636,713 common shares of our company, representing a 54.72% voting and equity interest in us. The remaining 45.28% voting and equity interest, or 55,966,094 common shares, was held by Capital CDPQ. The primary assets of Quebecor, a communications holding company, are its interests in us and in Quebecor World. Capital CDPQ is a wholly-owned subsidiary of the Caisse de dépôt et placement du Québec, Canada's largest pension fund manager.

        To the knowledge of our directors and officers, the only person who beneficially owns or exercises control or direction over more than 10% of the shares of any class of voting shares of Quebecor are: (i) Les Placements Péladeau Inc., a corporation controlled by Fiducie Spéciale Pierre Péladeau, a trust constituted for the benefit of Messrs. Erik Péladeau and Pierre Karl Péladeau, and; (ii) Fidelity Management & Research Company, Fidelity Management Trust Company and Fidelity International Limited (together "Fidelity"). As of November 1, 2007, Les Placements Péladeau Inc., Pierre Karl Péladeau and Erik Péladeau held, directly and indirectly, a total of 17,512,164 Quebecor Class A Shares and 50,140 Quebecor Class B Shares, representing approximately 27.31% of the outstanding equity shares of Quebecor and approximately 67.11% of the voting rights attached to all outstanding Quebecor shares. According to public records, Fidelity held, directly or indirectly, 5,494,000 Class B Subordinate Voting Shares as of November 1, 2007, representing approximately 12.94% of the outstanding shares of that class.

Consolidated and Amended Shareholders' Agreement

        We entered into a shareholders' agreement, dated October 23, 2000, with Quebecor, Capital CDPQ and certain of our wholly-owned subsidiaries, as consolidated and amended by a shareholders' agreement dated December 11, 2000, which sets forth the rights and obligations of Quebecor and Capital CDPQ as our shareholders. Except as specifically provided in the shareholders' agreement, the rights thereunder apply only to shareholders holding at least 10% of our equity shares, which we refer to as QMI Shares, on a fully-diluted basis.

        The shareholders' agreement provides, among other things, for:

  (a)
  standard rights of first refusal with respect to certain transfers of QMI Shares;

  (b)
  standard preemptive rights which permit shareholders to maintain their respective holdings of QMI Shares on a fully diluted basis in the event of issuances of additional QMI Shares or our convertible securities;

  (c)
  rights of representation on our Board of Directors in proportion to shareholdings, with Quebecor initially having five nominees (now six nominees) and Capital CDPQ having four nominees to our Board of Directors;

  (d)
  consent rights in certain circumstances with respect to matters relating to us and our non-reporting issuer (public) subsidiaries, including (1) a substantial change in the nature of our business and our subsidiaries taken as a whole, (2) an amendment to our articles or certain of our subsidiaries, (3) the merger or amalgamation of us or certain of our subsidiaries with a person other than an affiliate, (4) the issuance by us or certain of our subsidiaries of shares or of securities convertible into shares except in the event of an initial public offering of QMI Shares, (5) any transaction having a value of more than $75,000,000, other than the sale of goods and services in the normal course of business, (6) a business acquisition in a business sector unrelated to sectors in which we and certain of our subsidiaries are involved, and (7) in respect of capital expenditures in excess of certain amounts for each of the first five years of our operations;

  (e)
  standard rights of first refusal in favor of Capital CDPQ with respect to the sale of all or substantially all of the shares or assets of TVA Group or Videotron;

  (f)
  so long as Capital CDPQ holds at least 22.5% of the QMI Shares on a fully diluted basis, if the Péladeau family (as defined in the shareholders' agreement) ceases to control Quebecor, Capital CDPQ shall have at its option either a "call" on Quebecor's interest in us at fair market value, or a "put" right in respect of Capital CDPQ's interest in us to Quebecor or its new controlling shareholder at fair market value, provided that the "call" right shall not apply if the Péladeau family (as defined in the shareholders' agreement) has offered a standard right of first refusal on its Quebecor control block to Capital CDPQ before selling control of Quebecor, and all of the above-mentioned rights shall cease to apply five years following the approval by the CRTC of the acquisition by us of Videotron; and

  (g)
  a non-competition covenant by Quebecor in respect of it and its affiliates pursuant to which Quebecor and its affiliates shall not compete with QMI and its subsidiaries in their areas of activity so long as Quebecor has "de jure" or "de facto" control of us, subject to certain limited exceptions.

        The shareholders' agreement provides that once we become a reporting issuer and have a 20% public "float" of QMI Shares, certain provisions of the shareholders' agreement will cease to apply, including the consent rights described under subsections (d)(4) and (f) in the description of the shareholders' agreement above.

        In a separate letter agreement, dated December 11, 2000, Quebecor and Capital CDPQ agreed, subject to applicable laws, fiduciary obligations and existing agreements, to attempt to apply the same board representation and consent rights as set forth in the shareholders agreement to our reporting issuer (public) subsidiaries so long as Capital CDPQ holds at least 20% of the QMI Shares on a fully-diluted basis or, in the case of TVA Group only, 10%.

        On May 5, 2003, our Board of Directors, by resolution, increased the total number of directors on our Board of Directors from nine to ten and determined that the tenth director would be a nominee of Quebecor. Following the resolution, our Board of Directors consists of ten directors, of which six are nominees of Quebecor and four are nominees of Capital CDPQ. See also the section of this prospectus entitled "Management."

Dividends and Dividend Policy

        Holders of our common shares are entitled, subject to the rights of the holders of any preferred shares, to receive such dividends as our Board of Directors shall determine in its discretion. In the first three quarters of 2007, our Board of Directors declared aggregate cash dividends of $45.0 million on our common shares, which dividends were entirely paid to shareholders in the first three quarters of 2007. In addition, on November 5, 2007, our Board of Directors declared a cash dividend of $65.0 million on our common shares, which dividend was paid to shareholders on November 7 and 8, 2007, bringing our aggregate dividend declared and paid in 2007 to $110.0 million. In 2006, our Board of Directors declared aggregate cash dividends on our common shares of $23.75 million, which dividends were paid to shareholders in 2006. In 2005, our Board of Directors declared aggregate cash dividends on our common shares of $105.0 million, of which $45.0 million was paid to shareholders in 2005 and $60.0 million was paid in January 2006. In 2004, our Board of Directors declared aggregate cash dividends on our common shares of $20.0 million, which dividends were entirely paid to shareholders in 2004. We currently expect, to the extent permitted by our articles of incorporation, the terms of our indebtedness and applicable law, to continue to pay dividends to our shareholders or reduce paid-up capital in the future.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Quebecor Media

2006 Senior Secured Credit Facilities

  General

        On January 17, 2006, in connection with our refinancing plan, we entered into Senior Secured Credit Facilities comprised of (i) a 5-year $100.0 million revolving credit facility that matures in January 2011, (ii) a 5-year $125.0 million Term Loan A that matures in January 2011, and (iii) a 7-year US$350.0 million Term Loan B facility that matures in January 2013. The Senior Secured Credit Facilities also provide us the ability to borrow an additional $350 million under an uncommitted incremental facility, subject to compliance at all times with all financial covenants, absence of default and lenders being willing to fund the incremental amount. This incremental facility will have a term to be agreed with the lenders, although the maturity of borrowings under the incremental facility will be required to have a maturity falling on or extending beyond the maturity of the Term Loan B facility. We may draw Letters of Credit under the Senior Secured Credit Facilities. The proceeds of the Term Loan A and Term Loan B were used to refinance existing debt. The proceeds of our revolving facility may be used for our general corporate purposes.

  Interest Rate, Fees and Payments

        Borrowings under our revolving credit facility, Term Loan A facility and Term Loan B facility bear interest at the Canadian prime rate, the U.S. prime rate, the bankers' acceptance rate or LIBOR, plus, in each case, an applicable margin. With regard to Canadian prime rate advances and U.S. prime rate advances under the revolving credit facility and the Term Loan A facility, the applicable margin is determined by the Leverage Ratio (as defined in the Senior Secured Credit Facilities) of Quebecor Media and its subsidiaries and ranges from 0.25% when this ratio is less than or equal to 2.75x to 1.25% when this ratio is greater than 5.25x. With regard to bankers' acceptances under the revolving credit facility and the Term Loan A facility and letters of credit under the revolving credit facility, the applicable margin ranges from 1.25% when our Leverage Ratio is less than or equal to 2.75x to 2.25% when this ratio is greater than 5.25x. With regard to LIBOR advances under the revolving credit facility and the Term Loan A facility, the applicable margin ranges from 1.25% when our Leverage Ratio is less than or equal to 2.75x to 2.25% when this ratio is greater than 5.25x. With regard to the Term Loan B facility, the applicable margin for Canadian prime rate advances and U.S. prime rate advances is 1.00%, and 2.00% for LIBOR advances. Specified commitment fees or drawing fees may also be payable.

  Principal Repayments and Prepayment

        Borrowings under the revolving credit facility are repayable in full in January 2011. Borrowings under our Term Loan A facility are repayable in full in January 2011 and borrowing under our Term Loan B facility are repayable in full in January 2013. We are also required to make specified quarterly repayments of amounts borrowed under the Term Loan A and Term Loan B. With regard to the Term Loan A facility, we are required to make quarterly repayments of 2.50% of the aggregate Term Loan A commitment in the first three years of the Senior Secured Credit Facilities, 5.00% in the fourth year and 12.50% in the final year. With regard to the Term Loan B facility, we are required to make quarterly repayments of 0.25% of the aggregate Term Loan B commitment for the entire term of the facility.

        Subject to certain exceptions, Quebecor Media is required to apply 100% of the net cash proceeds of asset sales or transfers in excess of $100.0 million to repay borrowings under the credit facilities, as well as 50% of the net cash proceeds derived from the issuance of any securities, subject to certain exceptions (including exceptions in respect of reinvestments of such net cash proceeds into Sun Media, Videotron or other acquisitions of assets).

  Security

        Borrowings under the Senior Secured Credit Facilities and under eligible derivative instruments are secured by a first-ranking hypothec and security agreement (subject to certain permitted encumbrances) on all of our movable property and first-ranking pledges of all of the shares (subject to certain permitted encumbrances) of Sun Media and Videotron. Such security ranks pari passu with the security granted to the lender under our 2006 Long-Term Secured Credit Agreement described below.

  Covenants and Events of Default

        The Senior Secured Credit Facilities contain customary covenants that restrict and limit our ability to, among other things, enter into merger or amalgamation transactions, grant encumbrances, sell assets, pay dividends or make other distributions, issue shares of capital stock, incur indebtedness and enter into related party transactions. In addition, the Senior Secured Credit Facilities contain customary financial covenants. The Senior Secured Credit Facilities contain customary events of default including the non-payment of principal or interest, the breach of any financial covenant, the failure to perform or observe any other covenant, certain bankruptcy events relating to Quebecor Media and its subsidiaries, and the occurrence of a change of control.

7 3/4% Senior Notes due 2016

        On January 17, 2006, we issued US$525,000,000 aggregate principal amount of our 7 3/4% Senior Notes due March 15, 2016 pursuant to an Indenture, dated as of January 17, 2006, by and between Quebecor Media and U.S. Bank National Association, as trustee. These notes are unsecured, unsubordinated obligations ranking pari passu in right of payment of principal, premium and interest with all our other existing and future unsecured and unsubordinated indebtedness. Our 7 3/4% Senior Notes due 2016 are due March 15, 2016, with cash interest payable semi-annually in arrears on June 15 and December 15 of each year. Our 7 3/4% Senior Notes due 2016 are not guaranteed by our subsidiaries.

        Prior to March 15, 2011, we may redeem some or all of these notes by paying a "make-whole" premium. At any time on or after March 15, 2011, we may redeem some or all of these notes at our option at specified redemption prices. The applicable redemption price of these notes is equal to an amount expressed as a percentage of principal amount, plus accrued and unpaid interest up to such redemption date, and certain liquidated damages, if any. In addition, prior to March 15, 2009, we may redeem up to 35% of these notes with the proceeds of certain equity offerings. The indenture governing our 7 3/4% Senior Notes due 2016 contains customary restrictive covenants with respect to Quebecor Media and certain of its subsidiaries and customary events of default.

2006 Long-Term Secured Credit Agreement

  General

        On April 7, 2006, we entered into a secured credit agreement with Société Générale (Canada) as lender comprised of a credit facility for an aggregate maximum amount of up to the Canadian Dollar equivalent of €59,367,971 with a final maturity date of no later than July 2015. The proceeds of the credit facility were used for the financing of up to 85% of the acquisition cost of six new MAN Roland printing presses and related equipment purchased by us and certain of our subsidiaries and for the financing of up to 100% of the HERMES insurance policy (Euler Hermes Kreditversicherungs AG being the official export credit agency of the Government of Germany in relation to export credit insurance) in favor of the lender covering political and commercial risk of the lender under the credit facility.

  Interest Rate, Fees and Payments

        Drawdowns under our this credit facility bear interest at the bankers' acceptance rate (CDOR Rate) plus a margin of 0.35%. Specified commitment fees may also be payable.

  Principal Repayments and Prepayment

        Drawdowns under this credit facility are repayable by way of seventeen payments falling at six-month intervals up to complete repayment of the credit facility.

  Security

        Drawdowns under this credit facility are secured by a first-ranking hypothec and security agreement (subject to certain permitted encumbrances) on all of our movable property and first-ranking pledges of all of the shares

(subject to certain permitted encumbrances) of Sun Media and Videotron. Such security ranks pari passu with the security granted to the lenders under our 2006 Senior Secured Credit Facilities.

  Covenants and Events of Default

        This credit facility contains customary covenants that restrict and limit our ability to, among other things, enter into merger or amalgamation transactions, grant encumbrances, sell assets, pay dividends or make other distributions, issue shares of capital stock, incur indebtedness and enter into related party transactions. The covenants in this credit facility are substantially the same as the covenants in our 2006 Senior Secured Credit Facilities described above. The 2006 Long-Term Secured Credit Agreement contains customary financial covenants and events of default, including the non-payment of principal or interest, the breach of any financial covenant, the failure to perform or observe any other covenant, certain bankruptcy events relating to Quebecor Media and its subsidiaries, and the occurrence of a change of control.

Videotron

Videotron Credit Facility

  General

        On November 19, 2004, concurrently with the closing of the private placement of a new series of Videotron's 6 7/8% Senior Notes due January 15, 2014, Videotron amended and restated its credit agreement, dated as of November 28, 2000, by executing and delivering the seventh amending agreement to its credit agreement. Videotron's credit agreement, as amended, provides for a $450.0 million revolving credit facility that matures in November 2009. The proceeds of Videotron's revolving credit facility may be used for general corporate purposes, including for distributions to Quebecor Media, subject to certain conditions.

  Interest Rate, Fees and Payments

        Advances under Videotron's revolving credit facility bear interest at the Canadian prime rate, the bankers' acceptance rate or the London Interbank Offered Rate (LIBOR) plus, in each instance, an applicable margin determined by the Leverage Ratio (as defined in Videotron's credit agreement) of the VL Group (as defined in Videotron's credit agreement). The applicable margin for Canadian prime rate advances ranges from 0% when this ratio is less than 3.0x but greater than or equal to 2.0x, to 0.50% when this ratio is greater than or equal to 4.0x. The applicable margin for LIBOR advances and bankers' acceptance advances ranges from 0.625% when this ratio is less than 2.0x, to 1.50% when this ratio is greater than 4.0x. Videotron has agreed to pay a facility fee based on the aggregate amount available to borrow under Videotron's revolving credit facility ranging from 0.375% when the Leverage Ratio is less than 2.0x, to 0.50% when this ratio is greater than 4.0x.

  Principal Repayments and Prepayment

        Videotron's revolving credit facility is repayable in full in November 2009. Subject to certain exceptions and the exemption of the first $50.0 million received, Videotron is required to apply 100% of the net cash proceeds of asset sales or transfers to repay borrowings under Videotron's revolving credit facility, unless Videotron reinvests these proceeds within specified periods and for specific purposes. Subject to the exception of the first $50.0 million received, Videotron is also required to apply proceeds from insurance settlements received in excess of $50.0 million in the aggregate to repay borrowings under the revolving credit facility.

  Security and Guarantees

        Borrowings under Videotron's credit facilities and under eligible derivative instruments are secured by a first-ranking hypothec or security interest (subject to certain permitted encumbrances) on all Videotron's current and future assets, as well as those of the subsidiary guarantors under the credit facilities, guarantees by members of the VL Group, pledges of shares by Videotron and certain of the subsidiary guarantors under the credit facilities, security given by us under section 427 of the Bank Act (Canada) and other security.

  Covenants and Events of Default

        Videotron's amended and restated credit facility contains customary covenants that restrict and limit the ability of Videotron and the members of the Videotron Group to, among other things, enter into merger or amalgamation transactions, grant encumbrances, sell assets, pay dividends or make other distributions, issue shares of capital stock, incur indebtedness and enter into related party transactions. In addition, this amended and restated credit facility contains customary financial covenants. It also contains customary events of default including the non-payment of principal or interest, the breach of any financial covenant, the failure to perform or observe any other covenant, certain bankruptcy events relating to Videotron and the members of the Videotron Group, and the occurrence of a change of control.

Videotron 6 7/8% Senior Notes due January 15, 2014

        On October 8, 2003, we issued US$335.0 million in aggregate principal amount of 6 7/8% Senior Notes due January 15, 2014, and on November 19, 2004, we issued an additional US$315.0 million in aggregate principal amount of the 6 7/8% Senior Notes. These notes are unsecured and are due January 15, 2014. Interest is payable on these notes semi-annually in arrears on January 15 and July 15 of each year. These notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron's subsidiaries. These notes are redeemable, at Videotron's option, under certain circumstances and at the redemption prices set forth in an indenture dated October 8, 2003. This indenture contains customary restrictive covenants with respect to us and certain of Videotron's subsidiaries and customary events of default.

Videotron 6 3/8% Senior Notes due December 15, 2015

        On September 16, 2005, Videotron issued US$175.0 million aggregate principal amount of its 6 3/8% Senior Notes due December 15, 2015, which were issued at 99.5% of their face value, resulting in an effective yield of 6.44%. These notes are unsecured and are due December 15, 2015. Interest is payable on these notes semi-annually in arrears on June 15 and December 15 of each year. These notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron's subsidiaries. The notes are redeemable, at Videotron's option, under certain circumstances and at the redemption prices set forth in an indenture dated September 16, 2005. This indenture contains customary restrictive covenants with respect to us and certain of Videotron's subsidiaries and customary events of default.

Sun Media

Sun Media Credit Facilities

  General

        Sun Media's credit agreement, as amended, provides for a $70.0 million revolving credit facility (which may be increased to $75.0 million) that matures on October 31, 2012, a Term Loan B in a principal amount of US$230.0 million (which is now repaid as indicated below) and a Term Loan C in a principal amount of $40.0 million that matures on October 31, 2012. The proceeds of Sun Media's revolving credit facility may be used for general corporate purposes. We used a portion of the proceeds of the offering of the old notes, together with liquidity available to us, to repay on October 31, 2007 the Sun Media Term Loan B in its entirely and settle related cross-currency and interest rate swaps.

  Interest Rates, Fees and Payment

        Advances under Sun Media's revolving credit facility bear interest at the Canadian prime rate or the bankers' acceptance rate plus, in each instance, an applicable margin. With regard to the Canadian prime rate advances and the bankers' acceptances, the applicable margin is determined by the Leverage Ratio (as defined in Sun Media's credit agreement) of Sun Media and its subsidiaries and ranges from 0.25% when this ratio is less than 2.75x to 0.75% when this ratio is greater than or equal to 3.25x for the Canadian prime rate advances and from 1.25% when this ratio is less than 2.75x to 1.75% when this ratio is greater than or equal to 3.25x for the bankers' acceptances.

  Principal Repayments and Prepayments

        Sun Media's revolving credit facility is repayable in full on October 31, 2012.

  Security and Guarantees

        Borrowings under Sun Media's credit facilities and under eligible derivative instruments are secured by a first-ranking hypothec and security agreement (subject to certain permitted encumbrances) on all of Sun Media's current and future assets, as well as those of the guarantors party thereto, including most, but not all, of Sun Media's subsidiaries (the"Sun Media Group"), guarantees of all the members of the Sun Media Group, pledges of shares of the members of the Sun Media Group, and other security.

  Covenants and Events of Default

        This credit facility contains customary covenants that restrict and limit the ability of Sun Media and its subsidiaries to, among other things, enter into merger or amalgamation transactions, grant encumbrances, sell assets, pay dividends or make other distributions, issue shares of capital stock, incur indebtedness and enter into related party transactions. In addition, this credit facility contains customary financial covenants. This credit facility also contains customary events of default including the non-payment of principal or interest, the breach of any financial covenant, the failure to perform or observe any other covenant, certain bankruptcy events relating to Sun Media and members of the Sun Media Group, and the occurrence of a change of control.

Sun Media 7 5/8% Senior Notes due February 15, 2013

        On February 7, 2003 Sun Media issued US$205.0 million aggregate principal amount of its 7 5/8% Senior Notes due February 15, 2013 under an indenture, dated as of February 7, 2003, as supplemented, by and among Sun Media, the guarantors party thereto, and National City Bank, as trustee. These notes are unsecured and are due February 15, 2013. Interest on these notes is payable semi-annually in arrears on February 15 and August 15 of each year, beginning on August 15, 2003. These notes are guaranteed on a senior unsecured basis by most, but not all, of Sun Media's subsidiaries. These notes are redeemable, at Sun Media's option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Sun Media and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing, other than Sun Media's bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.

TVA Group

TVA Group Revolving Term Bank Loan

        The TVA Group has entered into a credit agreement that consists of revolving term bank loan for a maximum of $160.0 million and matures on June 15, 2010. This revolving term bank loan bears interest at the bank prime rate or bankers' acceptances rates, plus a variable margin related to the ratio of total debt to income before interest, income taxes, amortization and other items. The revolving term bank loan contains certain restrictions, including the obligation to maintain certain financial ratios. In addition, TVA Group is limited with regard to amounts for the acquisition of fixed assets, investments, dividends and other payments to shareholders.

Osprey Media

Osprey Media Credit Facility

        On September 28, 2007 Osprey Media, Osprey Media Income Fund and 4411986 Canada Inc., as borrowers, entered into a Fourth Amended and Restated Credit Agreement providing for a $133.3 million term facility and a $65.0 million revolving credit facility.

        The $65.0 million revolving credit facility and the $113.3 million term facility mature on January 1, 2011 and each bears interest at variable market rates. The revolving credit facility and term facility are secured by security interests and mortgages on all assets of the borrowers and the material subsidiaries. The credit facility has no specific repayment terms other than to the extent insurance, asset sale or business sale proceeds in excess of certain thresholds are not reinvested. The credit agreement contains covenants with respect to interest coverage, debt-to-earnings and maximum mark-to-market exposure on hedge contracts.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

        On October 5, 2007, we sold the old notes in a private placement exempt from the registration requirements of the Securities Act to Citigroup Global Markets Inc., Banc of America Securities LLC, TD Securities (USA) LLC, Scotia Capital (USA) Inc., BMO Capital Markets Corp., RBC Capital Markets Corporation, NBF Securities (USA) Corp. and HSBC Securities (USA) Inc., as initial purchasers. The initial purchasers then resold the old notes pursuant to an offering memorandum dated September 26, 2007, in reliance upon Rule 144A and Regulation S under the Securities Act. On October 5, 2007, we entered into a registration rights agreement with the initial purchasers. A copy of the registration rights agreement has been filed as an exhibit to the registration statement that includes this prospectus, and the summary of some of the provisions of the registration rights agreement under this section titled "The Exchange Offer" does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement.

        Under the registration rights agreement, we agreed, among other things, to:

  •
  file an exchange offer registration statement with the SEC with respect to a registered offer to exchange, without novation, the old notes for the Notes no later than February 4, 2008;

  •
  use our best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act no later than May 2, 2008; and

  •
  keep the registered exchange offer open for not less than 30 days after the date notice of the registered exchange offer is mailed to the holders of the old notes.

        Under the registration rights agreement, we also agreed that in the event:

  •
  we are not permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy;

  •
  the exchange offer is not consummated by June 16, 2008; or

  •
  any holder of notes notifies us prior to the 20th day following consummation of the exchange offer that:

  •
  it is prohibited by law or SEC policy from participating in the exchange offer; or

  •
  it may not resell the old notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales; or

  •
  it is a broker-dealer and owns notes acquired directly from Quebecor Media or an affiliate of Quebecor Media;

we will, at our cost, as promptly as practicable, file a shelf registration statement covering resales of the old notes or the Notes, use our best efforts to cause the shelf registration statement to be declared effective and use our best efforts to keep the shelf registration statement effective until the earlier of (i) October 5, 2009, (ii) the date on which all of the old notes or the Notes covered by the shelf registration statement have been sold pursuant to such shelf registration statement and (iii) the date on which holders of the old notes or the Notes covered by such shelf registration statement that are not affiliates (as defined in Rule 144 under the Securities Act) of the Company may resell such Notes without restriction pursuant to Rule 144. In the event a shelf registration statement is filed, we will, among other things, provide to each holder for whom the shelf registration statement was filed copies of the prospectus that is a part of the shelf registration statement, notify each of these holders when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the old notes or the Notes.

        A holder selling old notes or Notes pursuant to a shelf registration statement would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with these sales and will be bound by the applicable provisions of the registration rights agreement (including certain indemnification obligations).

        Pursuant to the registration rights agreement, we will be required to pay special interest if a registration default exists. A registration default will exist if:

  •
  on or prior to February 4, 2008, the exchange offer registration statement has not been filed with the SEC;

  •
  on or prior to May 2, 2008, the exchange offer registration statement has not been declared effective;

  •
  on or prior to June 16, 2008, the registered exchange offer has not been consummated;

  •
  we are required to file the shelf registration statement pursuant to the registration rights agreement and:

  •
  the shelf registration statement has not been filed with the SEC on or prior to 120 days (or if the 120th day is not a business day, on the next business day) after the date on which the obligation to file the shelf registration statement arose under the registration rights agreement; or

  •
  the shelf registration statement has not been declared effective on or prior to 210 days (or if the 210th day is not a business day, on the next business day) after the date on which the obligation to file the shelf registration statement arose under the registration rights agreement; or

  •
  after either the exchange offer registration statement or the shelf registration statement has been declared effective, the exchange offer registration statement or the shelf registration statement ceases to be effective or usable (subject to certain exceptions) in connection with the resales of the old notes or the Notes in accordance with and during the periods specified in the registration rights agreement.

        Special interest will accrue on the principal amount of the old notes and the Notes (in addition to the stated interest on the old notes and the Notes) from and including the date on which any of the registration defaults described above shall have occurred up to but excluding the date on which all registration defaults have been cured. Special interest will accrue at a rate of 0.25% per annum during the 90-day period immediately following the occurrence of a registration default and shall increase by 0.25% per annum at the end of each subsequent 90-day period, but in no event shall this rate exceed 1.0% per annum.

        We are conducting the exchange offer to satisfy our obligations under the registration rights agreement. If you participate in the exchange offer, you will, with limited exceptions, receive Notes that are freely tradeable and not subject to restrictions on transfer. You should read the discussion under "— Resale of the Notes"for more information regarding your ability to transfer the Notes.

        The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance of the exchange offer would not be in compliance with the securities laws or blue sky laws of such jurisdiction.

Terms of the Exchange Offer

        We are offering, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, to exchange up to US$700,000,000 aggregate principal amount of the Notes for a like aggregate principal amount of outstanding old notes. We will accept for exchange any and all old notes that are properly tendered on or prior to 5:00 p.m., New York City time, on                                    , 2008, or such later time and date to which we extend the exchange offer. We will issue US$1,000 principal amount of the new Notes in exchange for each US$1,000 principal amount of outstanding old notes accepted in the exchange offer. You may tender some or all of your old notes pursuant to the exchange offer; however, old notes may only be tendered in integral multiples of US$1,000 in principal amount.

        As of the date of this prospectus, US$700,000,000 in aggregate principal amount of the old notes is outstanding. This prospectus, together with the letter of transmittal, is being sent to all holders of the old notes known to us. Our obligation to accept old notes for exchange pursuant to the exchange offer is subject to certain conditions as set forth below under "— Conditions to the Exchange Offer."

        The exchange agent will act as agent for the tendering holders for the purpose of receiving the Notes from us. If any tendered old notes are not accepted for exchange because of an invalid tender or otherwise, certificates for the unaccepted old notes will be returned, without expense, to the tendering holder as promptly as practicable after the expiration date.

        Holders of the old notes do not have appraisal rights or dissenters' rights under the laws of the State of New York or the indenture. We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations under the Securities Act and the Exchange Act.

        The Notes will evidence the same continuing indebtedness as that evidenced by the old notes and the exchange will occur without novation.

        None of us, our board of directors and our management recommends that you tender or not tender your old notes in the exchange offer. In addition, no one has been authorized to make any such recommendation. You must make your own decisions whether to participate in the exchange offer and, if you choose to participate, as to the aggregate principal amount of your old notes to tender, after reading carefully this prospectus and the letter of transmittal. We urge you to consult your financial and tax advisors in making your decision on what action to take. We also urge you to read carefully the section titled "Risk Factors".

Conditions to the Exchange Offer

        You must tender your old notes in accordance with the requirements of this prospectus and the letter of transmittal to participate in the exchange offer.

        Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we are not required to accept for exchange any old notes, and we may terminate or amend the exchange offer, if we determine at any time prior to the expiration date that the exchange offer violates applicable law or any applicable interpretation of applicable law by the staff of the SEC.

        In addition, we will not be obligated to accept for exchange the old notes of any holder that has not made to us:

  •
  the representations described under "— Procedures for Tendering Old Notes — Representations Made by Tendering Holders of Old Notes"and "Plan of Distribution;" and

  •
  any other representations reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the Notes under the Securities Act.

        The foregoing conditions are for our sole benefit, and we may assert them regardless of the circumstances giving rise to any such condition, or we may waive the conditions, completely or partially, whenever or as many times as we may choose, in our sole discretion. Our failure at any time to exercise any of the above rights will not be a waiver of those rights, and each right will be deemed to be an ongoing right that may be asserted at any time. Any determination by us concerning the events described above will be final and binding upon all parties. If we determine that a waiver of conditions materially changes the exchange offer, this prospectus will be amended or supplemented, and the exchange offer extended, if appropriate, as described under "— Expiration Date; Extensions; Amendments."

        In addition, at any time when any stop order is threatened or in effect with respect to the registration statement that includes this prospectus or with respect to the qualification of the indenture under the Trust Indenture Act of 1939, we will not accept for exchange any old notes tendered, and no Notes will be issued in exchange for any such old notes.

Expiration Date; Extensions; Amendments

        The expiration date of the exchange offer will be 5:00 p.m., New York City time, on                                    , 2008, unless we, in our sole discretion, extend the expiration date of the exchange offer. If we extend the expiration date of the exchange offer, the expiration date of the exchange offer will be the latest time and date to which the exchange offer is extended. We will notify the exchange agent by oral or written notice of any extension of the expiration date and make a public announcement of this extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

        In addition, we expressly reserve the right, at any time or from time to time, at our sole discretion:

  •
  to delay the acceptance of the old notes;

  •
  to extend the exchange offer;

  •
  if we determine any condition to the exchange offer has not occurred or has not been satisfied, to terminate the exchange offer; and

  •
  to waive any condition or amend the terms of the exchange offer in any manner.

        If the exchange offer is amended in a manner we deem to constitute a material change, we will as promptly as practicable distribute to the registered holders of the old notes a prospectus supplement that discloses the material change. If we take any of the actions described in the previous paragraph, we will as promptly as practicable give oral or written notice of this action to the exchange agent and will make a public announcement of this action.

        During any extension of the exchange offer, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

Procedures for Tendering Old Notes

Valid Tender

        The tender of a holder's old notes and our acceptance of those old notes will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. Except as set forth below, if you wish to tender old notes pursuant to the exchange offer, you must, on or prior to the expiration date:

  •
  transmit a properly completed and duly executed letter of transmittal, together with all other documents required by the letter of transmittal, to the exchange agent at one of the addresses set forth below under "— Exchange Agent;"

  •
  arrange with DTC to cause an agent's message to be transmitted with the required information (including a book-entry confirmation), to the exchange agent at one of the addresses set forth below under "— Exchange Agent;" or

  •
  comply with the guaranteed delivery procedures described below.

        In addition, on or prior to the expiration date:

  •
  the exchange agent must receive the certificates for the old notes, together with the properly completed and duly executed letter of transmittal;

  •
  the exchange agent must receive a timely confirmation of a book-entry transfer of the old notes being tendered into the exchange agent's account at DTC, together with the properly completed and duly executed letter of transmittal or an agent's message under DTC's Automated Tender Offer Program, or ATOP; or

  •
  the holder must comply with the guaranteed delivery procedures described below.

        The letter of transmittal or agent's message may be delivered by mail, facsimile, hand delivery or overnight carrier to the exchange agent.

        The term "agent's message" means a message transmitted to the exchange agent by DTC which states that DTC has received an express acknowledgment from a tendering holder that it agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against this tendering holder. The agent's message forms a part of book-entry transfer.

        If you beneficially own old notes and those notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian, and you wish to tender your old notes in the exchange offer, you should contact the registered holder as soon as possible and instruct it to tender the old notes on your behalf and comply with the instructions set forth in this prospectus and the letter of transmittal.

        If you tender fewer than all of your old notes, you should fill in the amount of the old notes tendered in the appropriate box in the letter of transmittal. If you do not indicate the amount tendered in the appropriate box, we will assume you are tendering all old notes that you hold.

        The method of delivery of the certificates for the old notes, the letter of transmittal and all other documents is at your sole election and risk. Instead of delivery by mail, it is recommended that you use an overnight or hand delivery service. If delivery is by mail, it is recommended that you use registered mail, properly insured, with return receipt requested. In all cases, sufficient time should be allowed to assure timely delivery. No letters of transmittal or old notes should be sent directly to us. Delivery is complete when the exchange agent actually receives the items to be delivered. Delivery of documents to DTC in accordance with DTC's procedures does not constitute delivery to the exchange agent.

Signature Guarantees

        Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed unless the old notes surrendered for exchange are tendered:

  •
  by a registered holder of the old notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

  •
  for the account of an eligible institution.

        An eligible institution is a firm or other entity firm that is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or any other "eligible guarantor institution" as this term is defined in Rule 17Ad-15 under the Exchange Act.

        If a signature on a letter of transmittal or a notice of withdrawal is required to be guaranteed, this guarantee must be by an eligible institution.

        If the letter of transmittal is signed by a person other than the registered holder of the old notes, the old notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument of transfer or exchange, in form satisfactory to us in our sole discretion, duly executed by, the registered holder, with the signature guaranteed by an eligible institution.

        If the letter of transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, this person should sign in that capacity when signing. In addition, this person must submit to us, together with the letter of transmittal, evidence satisfactory to us in our sole discretion of his or her authority to act in this capacity unless we waive this requirement.

Book-Entry Transfer

        For tenders by book-entry transfer of old notes cleared through DTC, the exchange agent will make a request to establish an account at DTC with respect to the old notes for purposes of the exchange offer. Any financial institution that is a DTC participant may make book-entry delivery of old notes by causing DTC to transfer the old notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC may use the ATOP procedures to tender old notes pursuant to the exchange offer. Accordingly, any DTC participant may make book-entry delivery of the old notes by causing DTC to transfer those old notes into the exchange agent's account in accordance with DTC's ATOP procedures for transfer.

        Although delivery of the old notes pursuant to the exchange offer may be effected through book-entry transfer at DTC, you will not have validly tendered your old notes pursuant to the exchange offer until on or prior to the expiration date either:

  •
  the properly completed and duly executed letter of transmittal, or an agent's message, together with any required signature guarantees and any other required documents, has been transmitted to and received by the exchange agent at one of the addresses set forth below under "— Exchange Agent;" or

  •
  the guaranteed delivery procedures described below have been complied with.

Guaranteed Delivery Procedures

        If you wish to tender your old notes and:

  •
  your old notes are not immediately available;

  •
  time will not permit your old notes or other required documents to reach the exchange agent before the expiration date; or

  •
  you cannot complete the procedure for book-entry transfer on a timely basis,

  you may tender your old notes according to the guaranteed delivery procedures described in the letter of transmittal. Those procedures require that:

  •
  tender be made by and through an eligible institution;

  •
  on or prior to the expiration date, the exchange agent receive from this eligible institution a properly completed and duly executed letter of transmittal, or an agent's message, with any required signature guarantees, and a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided:

  •
  setting forth the name and address of the holder of the old notes being tendered;

  •
  stating that the tender is being made; and

  •
  guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, and any other documents required by the letter of transmittal, will be deposited by the eligible institution with the exchange agent; and

  •
  the exchange agent receives the certificates for the old notes, in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

        If you wish to tender your old notes pursuant to the guaranteed delivery procedures, you must ensure that the exchange agent receives a properly completed and duly executed letter of transmittal, or agent's message, and notice of guaranteed delivery before the expiration date.

Determination of Validity of Tender

        We will resolve in our sole discretion all questions as to the validity, form, eligibility (including time of receipt) and acceptance of any old notes tendered for exchange. Our determination of these questions and our interpretation of the terms and conditions of the exchange offer, including without limitation the letter of transmittal and its instructions, shall be final and binding on all parties. A tender of old notes is invalid until all defects and irregularities have been cured or waived. Each holder must cure any and all defects or irregularities in connection with his, her or its tender of old notes within the reasonable period of time determined by us, unless we waive these defects or irregularities. None of us, our affiliates and assigns, the exchange agent and any other person is under any duty or obligation to give notice of any defect or irregularity with respect to any tender of the old notes, and none of them shall incur any liability for failure to give any such notice.

        We reserve the absolute right in our sole and absolute discretion to:

  •
  reject any and all tenders of old notes determined to be in improper form or unlawful;

  •
  waive any condition of the exchange offer; and

  •
  waive any condition, defect or irregularity in the tender of old notes by any holder, whether or not we waive similar conditions, defects or irregularities in the case of other holders.

Representations Made by Tendering Holders of Old Notes

        By tendering, you will represent to us that, among other things:

  •
  you are acquiring the Notes in the ordinary course of business;

  •
  you do not have any arrangement or understanding with any person or entity to participate in the distribution of the Notes;

  •
  if you are not a broker-dealer, you are not engaged in and do not intend to engage in a distribution of the Notes;

  •
  if you are a broker-dealer that will receive Notes for your own account in exchange for old notes that were acquired by you as a result of market-making activities or other trading activities, you will deliver a prospectus, as required by law, in connection with any resale of the Notes (see "Plan of Distribution"); and

  •
  you are not our "affiliate" as defined in Rule 405 of the Securities Act.

        If you are our "affiliate," as defined under Rule 405 of the Securities Act, or are engaged in or intend to engage in or have an arrangement or understanding with any person to participate in a distribution of the Notes, you will represent and warrant that you (i) may not rely on the applicable interpretations of the staff of the SEC and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        In addition, in tendering old notes, you must warrant in the letter of transmittal or in an agent's message that:

  •
  you have full power and authority to tender, exchange, sell, assign and transfer old notes;

  •
  we will acquire good, marketable and unencumbered title to the tendered old notes, free and clear of all liens, restrictions, charges and other encumbrances; and

  •
  the old notes tendered for exchange are not subject to any adverse claims or proxies.

        You must also warrant and agree that you will, upon request, execute and deliver any additional documents requested by us or the exchange agent to complete the exchange, sale, assignment and transfer of the old notes.

Acceptance of Old Notes; Delivery of Notes

        Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept all old notes validly tendered, and not withdrawn, on or prior to the expiration date. We will issue the Notes to the exchange agent as promptly as practicable after acceptance of the old notes. See "— Terms of the Exchange Offer."

        For purposes of the exchange offer, we shall be deemed to have accepted validly tendered old notes for exchange when, as and if we have given oral or written notice of our acceptance to the exchange agent, with written confirmation of any oral notice to be given promptly thereafter.

Withdrawal Rights

        You may withdraw tenders of your old notes at any time prior to the expiration date.

        For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal from you. A notice of withdrawal must:

  •
  specify the name of the person tendering the old notes to be withdrawn;

  •
  identify the old notes to be withdrawn, including the total principal amount of these old notes; and

  •
  where certificates for the old notes have been transmitted, specify the name of the registered holder of the old notes, if different from the name of the person withdrawing the tender of these old notes.

        If you delivered or otherwise identified certificates representing old notes to the exchange agent, then you must also submit the serial numbers of the particular certificates to be withdrawn and, unless you are an eligible institution, the signature on the notice of withdrawal must be guaranteed by an eligible institution. If you tendered old notes as a book-entry transfer, your notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of DTC. You may not withdraw or rescind any notice of withdrawal; however, old notes properly withdrawn may again be tendered at any time on or prior to the expiration date.

        We will determine, in our sole discretion, all questions as to the validity, form and eligibility (including time of receipt) of any and all notices of withdrawal, and our determination of these questions shall be final and binding on all parties. Any old notes properly withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer and will be returned to the holder without cost as soon as practicable after their withdrawal.

Exchange Agent

        U.S. Bank National Association is the exchange agent for the exchange offer. You should direct all tendered old notes, executed letters of transmittal and other related documents to the exchange agent. You should direct all questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent at the following addresses and telephone numbers:

By Registered and Certified Mail:	By Overnight Courier or Regular Mail:	By Hand Delivery:
U.S. Bank National Association Corporate Trust Services 60 Livingston Avenue St.Paul, Minnesota 55017	U.S. Bank National Association Corporate Trust Services 60 Livingston Avenue St.Paul, Minnesota 55107 Attn: Specialized Finance Department	U.S. Bank National Association Corporate Trust Services 1st Floor Bond Drop Window 60 Livingston Avenue St.Paul, Minnesota 55107
or
Facsimile: (651) 495-8158 Toll-free telephone: 1-800-934-6802

        If you deliver executed letters of transmittal and any other required documents to an address or facsimile number other than those set forth above, your tender is invalid.

Fees and Expenses

        We will bear the expenses of soliciting old notes for exchange. The principal solicitation is being made by mail by the exchange agent. Additional solicitation may be made by facsimile, telephone or in person by officers and regular employees of us and our affiliates.

        We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of the old notes pursuant to the exchange offer. We will pay the exchange agent reasonable and customary fees for its services.

        We will pay the cash expenses to be incurred in connection with the exchange offer. They include:

  •
  registration and filing fees;

  •
  fees and expenses of the exchange agent and trustee;

  •
  accounting and legal fees and printing costs; and

  •
  related fees and expenses.

Transfer Taxes

        We will pay all transfer taxes, if any, applicable to the exchange of the old notes under the exchange offer. A tendering holder, however, will be required to pay any applicable transfer taxes if:

  •
  this tendering holder instructs us to register Notes in the name of, or deliver Notes to, a person other than the registered tendering holder of the old notes;

  •
  the tendered old notes are registered in the name of a person other than the person signing the applicable letter of transmittal; or

  •
  a transfer tax is imposed for any reason other than the exchange of old notes under the exchange offer.

        If satisfactory evidence of payment of any transfer taxes payable by a tendering holder is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to that tendering holder.

Accounting Treatment

        The Notes will be recorded at the same carrying value, in U.S. dollars, as the old notes, and will be translated into Canadian dollars in accordance with Canadian GAAP, as reflected in our accounting records on the date of the exchange. Accordingly, we will recognize no gain or loss for accounting purposes upon the closing of the exchange offer. We will amortize the expenses of the exchange offer over the term of the Notes under Canadian GAAP.

Consequences of Failure to Exchange Old Notes

        Following the consummation of the exchange offer, we will have fulfilled most of our obligations under the registration rights agreement. Unless you are an initial purchaser or a holder of old notes who is prohibited by applicable law or SEC policy from participating in the exchange offer or who may not resell the Notes acquired in the exchange offer without delivering a prospectus and this prospectus is not appropriate or available for such resales by you, if you do not tender your old notes in the exchange offer or if we do not accept your old notes because you did not tender them properly, you will not have any further registration rights with respect to your old notes, and you will not have the right to receive any special interest on your old notes. In addition, your old notes will continue to be subject to restrictions on their transfer. In general, any old note that is not exchanged for a Note may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

        We may in the future seek to acquire unexchanged old notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans, however, to acquire any unexchanged old notes or to file with the SEC a shelf registration statement to permit resales of any unexchanged old notes.

Resale of the Notes

        Based on interpretations by the SEC staff set forth in no-action letters issued to third parties in similar transactions, such as Exxon Capital Holding Corporation and Morgan Stanley & Co. Incorporated, we believe that a holder of the Notes may offer the Notes for resale or resell or otherwise transfer the Notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless this holder:

  •
  is our "affiliate" within the meaning of Rule 405 under the Securities Act;

  •
  is a broker-dealer who purchased old notes directly from us for resale under Rule 144A or any other available exemption under the Securities Act;

  •
  acquired the Notes other than in the ordinary course of this holder's business; or

  •
  is participating, intends to participate or has an arrangement or understanding with any person to participate in the distribution of the Notes.

        Accordingly, holders wishing to participate in the exchange offer must make the applicable representations described in "— Procedures for Tendering Old Notes — Representations Made by Tendering Holders of Old Notes" above.

        Although we are making the exchange offer in reliance on the interpretations by the SEC staff set forth in these no-action letters, we do not intend to seek our own no-action letter from the SEC. Consequently, we cannot assure you that the SEC staff would make a similar determination with respect to the exchange offer as it did in its no-action letters to third parties. If this interpretation is inapplicable and you resell or otherwise transfer any Notes without complying with the registration and prospectus delivery requirements of the Securities Act, you may incur liability under the Securities Act. We do not assume or indemnify you against this liability.

        You may not rely on the interpretations of the SEC staff in the above-described no-action letters if you are a holder of old notes who:

  •
  is our "affiliate" as defined in Rule 405 under the Securities Act;

  •
  does not acquire the Notes in the ordinary course of business;

  •
  tenders in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of the Notes; or

  •
  is a broker-dealer that purchased old notes from us to resell them pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act, and in the absence of an exemption, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale or other transfer of the Notes.

        In addition, each broker-dealer that receives Notes for its own account in exchange for old notes that were acquired by it as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of those Notes. See "Plan of Distribution." Under the registration rights agreement, we will be required to use our best efforts to keep the registration statement that includes this prospectus effective to allow these participating broker-dealers and other persons, if any, with similar prospectus delivery requirements to use this prospectus in connection with the resale of the Notes for the period that shall end on the sooner of 180 days after the effectiveness date of the registration statement that includes this prospectus and the date on which a participating broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities.

        In order to comply with state securities laws, the Notes may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

        The Notes are not being offered for sale and may not be offered or sold, directly or indirectly, in Canada, or to any resident thereof, except in accordance with the securities laws of the provinces and territories of Canada. We are not required, and do not intend, to qualify by prospectus in Canada the Notes, and accordingly, the Notes will remain subject to restrictions on resale in Canada.

DESCRIPTION OF THE NOTES

        You can find the definitions of certain terms used in this description under the subheading "— Definitions." In this description, the words "Quebecor Media" and "we" refer only to Quebecor Media Inc. and not to any of its subsidiaries.

        We issued the old notes, and will issue the Notes, under an indenture dated as of October 5, 2007 between Quebecor Media, as issuer, and U.S. Bank National Association, as trustee. The indenture is governed by the Trust Indenture Act of 1939. The terms of the Notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. The terms of the Notes will be substantially identical to the terms of the old notes. However, the Notes will not be subject to transfer restrictions or registration rights unless held by certain broker-dealers, Quebecor Media's affiliates or certain other persons.

        We urge you to read the indenture because it, and not this description, defines your rights as a holder of the Notes. A copy of the indenture is available upon request to Quebecor Media at the address indicated under "Where You Can Find More Information." In addition, a copy of the indenture has been filed as an exhibit to the registration statement that includes this prospectus.

Principal, Maturity and Interest

        We are offering to exchange, upon the terms and subject to the conditions of this prospectus and the accompanying letter of transmittal, the Notes for all of the outstanding old notes. In addition, subject to compliance with the limitations described under "— Covenants — Incurrence of Indebtedness and Issuance of Preferred Shares," we may in the future issue an unlimited principal amount of additional notes at later dates under the same indenture ("Additional Notes"). Any Additional Notes that we issue in the future will be identical in all respects to the Notes that we are issuing now, except that notes issued in the future will have different issuance prices and issuance dates. The Notes and any Additional Notes subsequently issued under the indenture would be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. We will issue the Notes only in fully registered form without coupons, in denominations of US$1,000 and integral multiples of US$1,000. The Notes will mature on March 15, 2016.

        Interest on the Notes will accrue at the rate of 7 3/4% per annum and will be payable semi-annually in arrears on June 15 and December 15, commencing on December 15, 2007. Each of the Notes will bear interest from the most recent date through which interest has been paid on the old notes for which they were exchanged, or if no interest has been paid, from October 5, 2007, which was the date of original issuance of the old notes. If we accept your old notes for exchange, you will waive the right to have interest accrue, or to receive any payment in respect to interest, on the old notes from the most recent interest payment date to the date of issuance of the Notes. Quebecor Media will make each interest payment to the holders of record on the immediately preceding June 1 and December 1.

        Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The interest rate on the old notes will increase if a registration default occurs. We refer to any interest payable as a result of this increase in interest rate as "special interest." You should refer to the description under the caption "The Exchange Offer — Purpose and Effect of the Exchange Offer" for a more detailed description of the circumstances under which the interest rate would increase.

Ranking

        The Notes will be:

  •
  senior unsecured obligations of Quebecor Media;

  •
  equal in rank with all of Quebecor Media's existing and future unsecured and unsubordinated indebtedness, including its existing 7 3/4% Senior Notes due 2016;

  •
  effectively junior in right of payment to all of Quebecor Media's existing and future secured indebtedness, including any borrowings under the Credit Agreement (as defined below), to the extent of the value of the assets securing that indebtedness; and

  •
  effectively junior in right of payment to all indebtedness and other obligations (including trade payables) of Quebecor Media's Subsidiaries.

        The Notes are obligations exclusively of Quebecor Media. Substantially all of the operations of Quebecor Media are conducted through subsidiaries. Therefore, Quebecor Media's ability to service its debt, including the Notes, will partially depend on the earnings of its subsidiaries and their ability to distribute those earnings as dividends, loans or other payments to Quebecor Media. If their ability to make these distributions were restricted, by law or otherwise, then Quebecor Media would not be able to use the cash flow of its subsidiaries to make payments on the Notes.

        Quebecor Media principally relies on its shareholder's claim on the assets of its subsidiaries. This shareholder's claim is junior to the claims that creditors (including trade creditors) of Quebecor Media's subsidiaries have against those subsidiaries. Holders of the Notes will be creditors only of Quebecor Media. All the existing and future liabilities of such subsidiaries, including any claims of trade creditors and preferred shareholders, will be effectively senior to the Notes. The liabilities, including contingent liabilities, of Quebecor Media's subsidiaries, may be significant.

        Although the indenture will contain limitations on the amount of additional indebtedness that Quebecor Media and its Restricted Subsidiaries may incur, the amounts of such additional indebtedness could nevertheless be substantial and may be incurred either by Quebecor Media, its Restricted Subsidiaries or by any other Subsidiaries of Quebecor Media. See "— Covenants — Incurrence of Indebtedness and Issuance of Preferred Shares." The Notes are unsecured obligations of Quebecor Media. Secured Indebtedness of Quebecor Media, including under the Credit Agreement, effectively will be senior to the Notes to the extent of the value of the assets securing such Indebtedness.

        Giving effect to the completion of the offering of the old notes and the application of the proceeds therefrom as described under "Use of Proceeds," as of September 30, 2007, on a pro forma basis, Quebecor Media and its consolidated subsidiaries would have had $3.1 billion of Indebtedness outstanding, Quebecor Media would have had $515.2 million of senior secured Indebtedness, and Quebecor Media's Subsidiaries would have had $2.8 billion of total liabilities, excluding intercompany liabilities.

        As of the Issue Date, all of our Subsidiaries were "Restricted Subsidiaries," except for Nurun Inc., which has been designated as an "Unrestricted Subsidiary". Unrestricted Subsidiaries are not subject to any of the restrictive covenants in the indenture. Under the circumstances described below under the subheading "— Covenants — Designation of Restricted and Unrestricted Subsidiaries," Quebecor Media will be permitted to designate certain of its other Subsidiaries as Unrestricted Subsidiaries. As at and for the twelve months ended September 30, 2007, Nurun Inc., Quebecor Media's only Unrestricted Subsidiary as of the date of this prospectus, represented approximately 1.0% and 3.0% of Quebecor Media's consolidated assets and revenue, respectively.

Methods of Receiving Payments on the Notes

        If a holder has given wire transfer instructions to Quebecor Media, Quebecor Media will pay all principal, interest and premium and special interest, if any, on that holder's Notes in accordance with those instructions. All other payments on the Notes will be made at the office or agency of the paying agent and registrar for the Notes unless Quebecor Media elects to make interest payments by check mailed to the holders at their addresses set forth in the register of holders.

Paying Agent and Registrar for the Notes

        The trustee has initially been appointed to act as paying agent and registrar under the indenture. Quebecor Media may change the paying agent or registrar without prior notice to any holder, and Quebecor Media or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

        A holder may transfer or exchange its Notes in accordance with the indenture. In connection with any transfer or exchange of the Notes, the registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and Quebecor Media may require a holder to pay any taxes and fees required by law or permitted by the indenture. Quebecor Media is not required to register the transfer of or to exchange any Note selected for redemption. Also, Quebecor Media is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

        The registered holder of a Note will be treated as the owner of it for all purposes, except with respect to withholding tax and the obligation under the indenture to pay Additional Amounts (as defined below).

Optional Redemption

        At any time prior to March 15, 2009, Quebecor Media may on any one or more occasions redeem up to 35% of the aggregate principal amount of the Notes issued under the indenture (and any old notes redeemed) at a redemption price of 107.75% of the principal amount of the Notes redeemed (and any old notes outstanding), plus accrued and unpaid interest thereon and special interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), with the net cash proceeds of one or more Equity Offerings; provided, however, that:

  (1)
  at least 65% of the aggregate principal amount of Notes issued under the indenture (and any old notes outstanding) remain outstanding immediately after the occurrence of such redemption, excluding any old notes or Notes held by Quebecor Media and its Subsidiaries; and

  (2)
  the redemption occurs within 90 days of the date of the closing of any such Equity Offering.

        At any time prior to March 15, 2011, Quebecor Media may, at its option, redeem all or part of the Notes (and any old notes outstanding) upon not less than 30 nor more than 60 days' prior notice at a redemption price equal to the sum of (i) 100% of the principal amount thereof, plus (ii) the Applicable Premium as of the date of redemption, plus (iii) accrued and unpaid interest and special interest, if any, to the date of redemption.

        Except as set forth above or under "— Redemption for Changes in Withholding Taxes," the Notes (and any old notes outstanding) will not be redeemable at Quebecor Media's option prior to March 15, 2011. Starting on that date, Quebecor Media may redeem all or a part of the Notes (and any old notes outstanding), at once or over time, upon not less than 30 nor more than 60 days' notice, at the redemption prices, expressed as percentages of principal amount, set forth below, plus accrued and unpaid interest and special interest, if any, thereon, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on March 15 of the years indicated below:

Year	Percentage
2011	103.875%
2012	102.583%
2013	101.292%
2014 and thereafter	100.000%

Redemption for Changes in Withholding Taxes

        If Quebecor Media becomes obligated to pay any Additional Amounts because of a change in the laws or regulations of Canada or any Canadian Taxing Authority, or a change in any official position regarding the application or interpretation thereof, in either case that is publicly announced or becomes effective on or after the Issue Date, Quebecor Media may, at any time, upon not less than 30 nor more than 60 days' notice, redeem all, but not part, of the Notes (and any old notes outstanding) at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and special interest, if any, to the redemption date, provided that at any time that the aggregate principal amount of the old notes and the Notes outstanding is greater than US$20.0 million, any holder of the Notes (or any holder of outstanding old notes) may, to the extent that it does not adversely affect Quebecor Media's after-tax position, at its option, waive Quebecor Media's compliance with the covenant described under the caption "— Payment of Additional Amounts" with respect to such holder's notes, provided, further, that if any holder waives this compliance, Quebecor Media may not redeem that holder's notes pursuant to this paragraph.

        Prior to any redemption of old notes or Notes pursuant to the preceding paragraph, Quebecor Media shall deliver to the trustee an officers' certificate stating that Quebecor Media is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of redemption have occurred. Quebecor Media will be bound to redeem the old notes and the Notes on the date fixed for redemption.

Payment of Additional Amounts

        All payments made by or on behalf of Quebecor Media on or with respect to the Notes will be made without withholding or deduction for any Taxes imposed by any Canadian Taxing Authority, unless required by law or the interpretation or administration thereof by the relevant Canadian Taxing Authority. If Quebecor Media (or any other payor) is required to withhold or deduct any amount on account of Taxes from any payment made under or with respect to any Notes that are outstanding on the date of the required payment, it will:

  (1)
  make this withholding or deduction;

  (2)
  remit the full amount deducted or withheld to the relevant government authority in accordance with applicable law;

  (3)
  pay such additional amounts, which we refer to as "Additional Amounts," as may be necessary so that the net amount received by each holder after this withholding or deduction (including any deduction or withholding for Additional; Amounts) will not be less than the amount the holder would have received if these Taxes had not been withheld or deducted;

  (4)
  furnish to the holders, within 30 days after the date the payment of any Taxes is due, certified copies of tax receipts evidencing this payment by Quebecor Media;

  (5)
  indemnify and hold harmless each holder (other than an Excluded Holder, as defined below) for the amount of (a) any Taxes paid by each such holder as a result of payments made on or with respect to the Notes, (b) any liability (including penalties, interest and expenses) arising from or with respect to these payments and (c) any Taxes imposed with respect to any reimbursement under (a) or (b), but excluding any of these Taxes that are in the nature of Taxes on net income, taxes on capital, franchise taxes, net worth taxes and similar taxes; and

  (6)
  at least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if Quebecor Media becomes obligated to pay Additional Amounts with respect to such payment, deliver to the trustee an officers' certificate stating the amounts so payable and such other information necessary to enable the trustee to pay these Additional Amounts to holders on the payment date.

For greater certainty, the obligation to indemnify under (5) above will extend to Taxes (other than Taxes that are excluded under (5) above) paid by a holder in respect of which Quebecor Media is not obliged to withhold as a result of the holder's status as an authorized foreign bank or a registered non-resident insurer (each as defined in the Income Tax Act (Canada)) (or other entity exempt from withholding on a basis comparable to authorized foreign banks and registered non-resident insurers) where such holder must itself pay Taxes imposed by a Canadian Taxing Authority in lieu of withholding taxes.

        Notwithstanding the foregoing, no Additional Amounts will be payable to a holder in respect of beneficial ownership of a Note (an "Excluded Holder"):

  (1)
  with which Quebecor Media does not deal at arm's-length, within the meaning of the Income Tax Act (Canada), at the time of making such payment;

  (2)
  which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere acquisition, holding or disposition of Notes or the receipt of payments thereunder or enforcement of rights thereunder; or

  (3)
  if such holder waives its right to receive Additional Amounts.

        Whenever in the indenture there is mentioned, in any context, the payment of principal, premium, if any, redemption price, Change of Control Payment, offer price and interest, special interest or any other amount payable under or with respect to any Note, this mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable.

        Quebecor Media will pay any present or future stamp, court, documentary or other similar taxes, charges or levies that arise in any jurisdiction from the execution, delivery or registration of, or enforcement of rights under, the indenture or any related document.

        The obligations described under this heading will survive any termination, defeasance or discharge of the indenture and will apply mutatis mutandis to any jurisdiction in which any successor Person to Quebecor Media is organized or any political subdivision or taxing authority or agency thereof or therein.

Mandatory Redemption

        Except as described below under the caption "— Offers to Repurchase at the Option of Holders," Quebecor Media is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Offers to Repurchase at the Option of Holders

Change of Control

        Within 30 days following any Change of Control, Quebecor Media will mail a notice to the trustee and each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in the notice, pursuant to the procedures required by the indenture and described in the notice. If a Change of Control occurs, each holder of Notes will have the right to accept Quebecor Media's offer to repurchase that holder's Notes, in whole or in part, equal to US$1,000 or an integral multiple of US$1,000, pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, Quebecor Media will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and special interest, if any, on the Notes repurchased, to the date of purchase. The Change of Control Payment Date shall be no earlier than 30 days and no later than 60 days from the date the notice is mailed. Quebecor Media will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, Quebecor Media will comply with the applicable securities laws and regulations and will be deemed not to have breached its obligations under the Change of Control provisions of the indenture by virtue of this conflict.

        On the Change of Control Payment Date, Quebecor Media will, to the extent lawful:

  (1)
  accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

  (2)
  deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

  (3)
  deliver or cause to be delivered to the trustee the Notes so accepted together with an officers' certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by Quebecor Media.

        The paying agent will promptly mail or wire transfer to each holder of Notes properly tendered the Change of Control Payment for these Notes, and Quebecor Media will execute and issue, and the trustee will promptly authenticate and mail, or cause to be transferred by book-entry, to each holder a new note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided, however, that each such new note will be in a principal amount of US$1,000 or an integral multiple of US$1,000.

        Quebecor Media will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

        The provisions described above that require Quebecor Media to make a Change of Control Offer following a Change of Control will be applicable regardless of whether any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the Notes to require that Quebecor Media repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

        Quebecor Media will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Quebecor Media and purchases all Notes or portions of Notes properly tendered and not withdrawn under such Change of Control Offer.

        The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the properties or assets of Quebecor Media and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the obligation of Quebecor Media to make a Change of Control Offer and the ability of a holder of Notes to require Quebecor Media to repurchase such Notes pursuant to such an offer as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Quebecor Media and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

        In addition to the obligations of Quebecor Media under the indenture with respect to the Notes in the event of a Change of Control, the Credit Agreement provides that certain change of control events with respect to Quebecor Media would constitute a default under such agreement. In addition, any future credit facilities or other agreements relating to Indebtedness to which Quebecor Media becomes a party may prohibit or otherwise limit Quebecor Media from purchasing any Notes prior to their maturity, and may also provide that certain change of control events with respect to Quebecor Media would constitute a default thereunder. In the event a Change of Control occurs at a time when Quebecor Media is prohibited from purchasing Notes, Quebecor Media could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such restrictions. If Quebecor Media does not obtain such a consent or repay such borrowings, Quebecor Media will remain prohibited or otherwise restricted under the terms of those credit facilities and other agreements from purchasing Notes. In addition, there can be no assurance that Quebecor Media will have sufficient financial resources available to purchase the Notes at the time of a Change of Control. In such case, Quebecor Media's failure to purchase tendered Notes would constitute an Event of Default under the indenture. See "Risk Factors — Risks Relating to the Notes — We may not be able to finance an offer to purchase the Notes as required by the indenture following a change of control because we may not have sufficient funds at the time of the change of control or our credit facilities may not allow the repurchases."

Asset Sales

        Quebecor Media will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

  (1)
  Quebecor Media, or the Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

  (2)
  at least 75% of the consideration received in the Asset Sale by Quebecor Media or such Restricted Subsidiary is in the form of cash, Cash Equivalents, Replacement Assets or a combination thereof. For purposes of this provision, each of the following shall be deemed to be cash:

  (a)
  any Indebtedness or other liabilities, as shown on Quebecor Media's or such Restricted Subsidiary's most recent balance sheet, of Quebecor Media or any Restricted Subsidiary (other than contingent liabilities and Indebtedness that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets pursuant to a written agreement that releases Quebecor Media or such Restricted Subsidiary from further liability with respect to such Indebtedness or liabilities; and

  (b)
  any securities, notes or other obligations received by Quebecor Media or any such Restricted Subsidiary from such transferee that are converted within 90 days of the applicable Asset Sale by Quebecor Media or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion.

        Within 360 days after the receipt of any Net Proceeds from an Asset Sale, Quebecor Media or any of its Restricted Subsidiaries may apply those Net Proceeds at its option:

  (1)
  (a) to permanently repay or reduce Indebtedness, other than Subordinated Indebtedness, of Quebecor Media and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto; or (b) to permanently repay or reduce Indebtedness of any of Quebecor Media's Restricted Subsidiaries;

  (2)
  to acquire, or enter into a binding agreement to acquire, all or substantially all of the assets (other than cash, Cash Equivalents and securities) of any Person engaged in a Permitted Business; provided, however, that any such commitment shall be subject only to customary conditions (other than financing), and such acquisition shall be consummated no later than 180 days after the end of this 360-day period;

  (3)
  to acquire, or enter into a binding agreement to acquire, Voting Stock of a Person engaged in a Permitted Business from a Person that is not a Subsidiary of Quebecor Media; provided, however, that such commitment shall be subject only to customary conditions (other than financing) and such acquisition shall be consummated no later than 180 days after the end of such 360-day period; and provided, further, however, that (a) if the Net Proceeds are from the sale of assets of Quebecor Media or any of its Restricted Subsidiaries or the Equity Interests of any of its Restricted Subsidiaries, after giving effect thereto, the Person so acquired becomes a Restricted Subsidiary of Quebecor Media; and (b) such acquisition is otherwise made in accordance with the indenture, including, without limitation, the covenant described under the caption "— Covenants — Restricted Payments;"

  (4)
  to acquire, or enter into a binding agreement to acquire, previously issued and outstanding Voting Stock of a non-Wholly-Owned Restricted Subsidiary of Quebecor Media (a) from a Person that is not an Affiliate of Quebecor Media or (b) in a brokered transaction through the facilities of a stock exchange; provided, however, that such commitment shall be subject only to customary conditions (other than financing) and such acquisition shall be consummated no later than 180 days after the end of such 360-day period;

  (5)
  to make capital expenditures; or

  (6)
  to acquire, or enter into a binding agreement to acquire, other long-term assets (other than securities) that are used or useful in a Permitted Business; provided, however, that such commitment shall be subject only to customary conditions (other than financing) and such acquisition shall be consummated no later than 180 days after the end of this 360-day period.

        Pending the final application of any Net Proceeds, Quebecor Media may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

        Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute "Excess Proceeds."

        When the aggregate amount of Excess Proceeds exceeds Cdn$100.0 million, Quebecor Media will make an Asset Sale Offer to all holders of Notes and all holders of other Indebtedness that is pari passu in right of payment with the Notes containing provisions similar to those set forth in the indenture relating to the Notes with respect to offers to purchase or redeem with the proceeds of sales of assets, to purchase the maximum principal amount of Notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount of the Notes and such other pari passu Indebtedness, plus accrued and unpaid interest and special interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer and all holders of Notes have been given the opportunity to tender their Notes for purchase in accordance with the Asset Sale Offer and the indenture, Quebecor Media may use these Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of Notes and such other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Notes and such other pari passu Indebtedness shall be purchased on a pro rata basis based on the principal amount of Notes and such other pari passu Indebtedness tendered. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

        Quebecor Media will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sales provisions of the indenture, Quebecor Media will comply with the applicable securities laws and regulations and will be deemed not to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such conflict.

Selection and Notice

        If less than all of the Notes are to be redeemed at any time, the trustee will select Notes for redemption as follows:

  (1)
  if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

  (2)
  if the Notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee shall deem fair and appropriate.

        No Notes of less than US$1,000 will be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the date of redemption to each holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional.

        If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that Note that is to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the holder thereof upon cancellation of the original Note at Quebecor Media's expense. Notes called for redemption become irrevocably due and payable on the date fixed for redemption. On and after the redemption date, interest will cease to accrue on Notes or portions of them called for redemption, provided that the redemption price has been paid or set aside as provided in the indenture.

Covenants

Restricted Payments

        Quebecor Media will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

  (1)
  declare or pay any dividend or make any other payment or distribution on account of Quebecor Media's or any of its Restricted Subsidiaries' Equity Interests, including, without limitation, any payment in connection with any merger or consolidation involving Quebecor Media or any of its Restricted Subsidiaries, or to the direct or indirect holders of Quebecor Media's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such, other than dividends, payments or distributions (a) payable in Equity Interests (other than Disqualified Stock or Back-to-Back Securities) of Quebecor Media or (b) to Quebecor Media or a Restricted Subsidiary (and, if such Restricted Subsidiary is not a Wholly-Owned Restricted Subsidiary, to the other shareholders of such Restricted Subsidiary on a pro rata basis or on a basis that results in the receipt by Quebecor Media or a Restricted Subsidiary of dividends or distributions of greater value than it would receive on a pro rata basis);

  (2)
  purchase, redeem or otherwise acquire or retire for value, including, without limitation, in connection with any merger or consolidation involving Quebecor Media, any Equity Interests of Quebecor Media, other than such Equity Interests of Quebecor Media held by Quebecor Media or any of its Restricted Subsidiaries;

  (3)
  make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Back-to-Back Securities or Subordinated Indebtedness, except, in the case of Subordinated Indebtedness (other than Back-to-Back Securities), a payment of interest at the Stated Maturity of such interest, or principal at or within one year of the Stated Maturity of principal, of such Subordinated Indebtedness; or

  (4)
  make any Restricted Investment;

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

  (1)
  no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment; and

  (2)
  Quebecor Media would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable fiscal quarter, have been permitted to incur at least US$1.00 of additional Indebtedness, other than Permitted Debt, pursuant to the Debt to Cash Flow Ratio test set forth in the first paragraph of the covenant described under the caption "— Incurrence of Indebtedness and Issuance of Preferred Shares;" and

  (3)
  such Restricted Payment, together with the aggregate amount of all other Restricted Payments declared or made by Quebecor Media and its Restricted Subsidiaries after January 17, 2006, excluding Restricted Payments made pursuant to clauses (2), (3), (4), (6), (7), (8), (9), (10) and (11) of the next succeeding paragraph, shall not exceed, at the date of determination, the sum, without duplication, of:

  (a)
  an amount equal to Quebecor Media's Consolidated Cash Flow from January 1, 2006 to the end of Quebecor Media's most recently ended full fiscal quarter for which internal financial statements are available, taken as a single accounting period, less 1.5 times Quebecor Media's Consolidated Interest Expense from January 1, 2006 to the end of Quebecor Media's most recently ended full fiscal quarter for which internal financial statements are available, taken as a single accounting period (or, if such amount for such period is a deficit, minus 100% of such deficit); plus

  (b)
  an amount equal to 100% of Capital Stock Sale Proceeds, less any such Capital Stock Sale Proceeds used in connection with:

  (i)
  an Investment made pursuant to clause (6) of the definition of "Permitted Investments;" or

  (ii)
  an incurrence of Indebtedness pursuant to clause (8) of the covenant described under the caption "— Incurrence of Indebtedness and Issuance of Preferred Shares;" plus

  (c)
  to the extent that any Restricted Investment that was made after January 17, 2006 is sold for cash or otherwise liquidated or repaid for cash (except to the extent any such payment or proceeds are included in the calculation of Consolidated Cash Flow), the lesser of (i) the cash return of capital with respect to such Restricted Investment, less the cost of disposition, if any, and (ii) the initial amount of such Restricted Investment; plus

  (d)
  to the extent that the Board of Directors of Quebecor Media designates any Unrestricted Subsidiary that was designated as such after January 17, 2006 as a Restricted Subsidiary, the lesser of (i) the aggregate fair market value of all Investments owned by Quebecor Media and its Restricted Subsidiaries in such Subsidiary at the time such Subsidiary was designated as an Unrestricted Subsidiary and (ii) the then aggregate Fair Market Value of all Investments owned by Quebecor Media and its Restricted Subsidiaries in such Unrestricted Subsidiary; plus

  (e)
  Cdn$215.0 million.

        The preceding provisions will not prohibit:

  (1)
  so long as no Default has occurred and is continuing or would be caused thereby, the payment of any dividend within 60 days after the date the dividend is declared, if at that date of declaration such payment would have complied with the provisions of the indenture; provided, however, that such dividend shall be included in the calculation of the amount of Restricted Payments;

  (2)
  so long as no Default has occurred and is continuing or would be caused thereby, the redemption, repurchase, retirement, defeasance or other acquisition of any Subordinated Indebtedness of Quebecor Media or any of its Restricted Subsidiaries or of any Equity Interests of Quebecor Media in exchange for, or out of the net cash proceeds of the substantially concurrent sale, other than to a Subsidiary of Quebecor Media or an employee stock ownership plan or to a trust established by Quebecor Media or any Subsidiary of Quebecor Media for the benefit of its employees, of, Equity Interests of Quebecor Media

    (other than Disqualified Stock or Back-to-Back Securities); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (3)(b) of the preceding paragraph;

  (3)
  so long as no Default has occurred and is continuing or would be caused thereby, the defeasance, redemption, repurchase or other acquisition of Subordinated Indebtedness of Quebecor Media or any of its Restricted Subsidiaries with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

  (4)
  any payment by Quebecor Media or a Restricted Subsidiary of Quebecor Media to any one of the other of them;

  (5)
  so long as no Default has occurred and is continuing or would be caused thereby, the repurchase, redemption or other acquisition or retirement for value by Quebecor Media of any Equity Interests of Quebecor Media held by any member of Quebecor Media's, or any of its Subsidiaries', management pursuant to Quebecor Media's stock option plans; provided, however, that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed the sum of (a) US$5.0 million in any fiscal year (with unused amounts in any fiscal year being permitted to be carried over to succeeding fiscal years) and (b) Quebecor Media's liability under Quebecor Media's stock option plans as of January 17, 2006;

  (6)
  payments of any kind made in connection with or in respect of Back-to-Back Securities; provided, however, that to the extent such payments are made to Affiliates of Quebecor Media (other than its Subsidiaries), all corresponding payments required to be paid by such Affiliates pursuant to the related Back-to-Back Securities shall be received, immediately prior to or concurrently with any such payments, by all applicable Quebecor Media Entities;

  (7)
  so long as no Default has occurred and is continuing or would be caused thereby, any Tax Benefit Transaction;

  (8)
  so long as no Default has occurred and is continuing or would be caused thereby, management fees or similar expenses payable to shareholders of Quebecor Media in an aggregate amount not to exceed US$2.0 million in any calendar year;

  (9)
  (a) the payment of any dividend pursuant to the terms of Disqualified Stock of Quebecor Media or Preferred Shares of any of its Restricted Subsidiaries, provided, that such dividend is included in Quebecor Media's Consolidated Interest Expense; and (b) the payment of principal at the Stated Maturity of Disqualified Stock of Quebecor Media or Preferred Shares of any of its Restricted Subsidiaries, provided, that such Disqualified Stock or Preferred Shares was incurred or permitted to be incurred pursuant to the covenant described under the caption "— Incurrence of Indebtedness and Issuance of Preferred Shares;"

  (10)
  the repurchase by any of Quebecor Media's non-Wholly-Owned Restricted Subsidiaries of its previously issued and outstanding Equity Interests for consideration equal to the Fair Market Value of the repurchased Equity Interests;

  (11)
  so long as no Default has occurred and is continuing or would be caused thereby, other Restricted Payments in an aggregate amount not to exceed US$50.0 million; and

  (12)
  so long as no Default has occurred and is continuing or would be caused thereby and the Debt to Cash Flow Ratio is no greater than 5.5 to 1.0 (calculated on a pro forma basis as if such payment, including any related financing transaction, had occurred at the beginning of the applicable Measurement Period), the purchase, redemption or other acquisition or retirement for value, of Equity Interests of Quebecor Media held by Caisse de dépôt et placement du Québec or any of its Affiliates.

        The amount of any Restricted Payment, other than those effected in cash, shall be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by Quebecor Media or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.

        For purposes of this "Restricted Payments" covenant, if (i) any Affiliate of Quebecor Media ceases to be the obligor under or issuer of any Back-to-Back Securities and a Person other than an Affiliate of Quebecor Media becomes the obligor thereunder (or the issuer of any Back-to-Back Preferred Shares) or (ii) any Restricted Subsidiary that is an obligor under or issuer of any Back-to-Back Securities ceases to be a Restricted Subsidiary other than by consolidation or merger with Quebecor Media or another Restricted Subsidiary, then Quebecor Media or such Restricted Subsidiary shall be deemed to have made a Restricted Payment in an amount equal to the accreted value of such Back-to-Back Debt (or the subscription price of any Back-to-Back Preferred Shares) at the time of the assumption thereof by such other Person or at the time such Restricted Subsidiary ceases to be a Restricted Subsidiary.

Incurrence of Indebtedness and Issuance of Preferred Shares

        Quebecor Media will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness, including Acquired Debt, and Quebecor Media will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any Preferred Shares; provided, however, that Quebecor Media may incur Indebtedness, including Acquired Debt, or issue Disqualified Stock, and its Restricted Subsidiaries may incur Indebtedness, including Acquired Debt, or issue Preferred Shares, if Quebecor Media's Debt to Cash Flow Ratio at the time of incurrence of such Indebtedness or the issuance of such Disqualified Stock or Preferred Shares, after giving pro forma effect to such incurrence or issuance as of such date and to the use of proceeds therefrom, taking into account any substantially concurrent transactions related to such incurrence, as if the same had occurred at the beginning of the applicable Measurement Period, would have been no greater than 6.0 to 1.0.

        The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness or issuances of Preferred Shares, which we refer to collectively as "Permitted Debt:"

  (1)
  the incurrence by Quebecor Media of Indebtedness and letters of credit under one or more Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Quebecor Media thereunder) not to exceed an aggregate of Cdn$1.25 billion, less the aggregate amount of all Net Proceeds of Asset Sales applied by Quebecor Media since January 17, 2006 to permanently repay Indebtedness under a Credit Facility (and, in the case of any revolving credit Indebtedness, to effect a corresponding commitment reduction thereunder) pursuant to the covenant described under the caption "— Offers to Repurchase at the Option of Holders — Asset Sales;"

  (2)
  the incurrence by Quebecor Media and its Restricted Subsidiaries of Existing Indebtedness;

  (3)
  the incurrence by Quebecor Media of Indebtedness represented by the old notes issued on the Issue Date and the Notes issued in exchange for such old notes and in exchange for any Additional Notes;

  (4)
  the incurrence by Quebecor Media or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of Quebecor Media or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed US$100.0 million at any time outstanding;

  (5)
  the incurrence by Quebecor Media or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness, other than intercompany Indebtedness, that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3) and (4) of this paragraph;

  (6)
  the incurrence by Quebecor Media or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Quebecor Media and any of its Restricted Subsidiaries; provided, however, that:

  (a)
  if Quebecor Media is the obligor on such Indebtedness, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes;

  (b)
  (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Quebecor Media or a Restricted Subsidiary thereof and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Quebecor Media or a Restricted Subsidiary of Quebecor Media will be deemed, in each case, to constitute an incurrence of such Indebtedness by Quebecor Media or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

  (7)
  the issuance by Quebecor Media of Disqualified Stock or the issuance by any of its Restricted Subsidiaries of Preferred Shares solely to or among Quebecor Media and any of its Restricted Subsidiaries; provided, however, that (i) any subsequent issuance or transfer of Equity Interests that results in any such Disqualified Stock or Preferred Shares being held by a Person other than Quebecor Media or a Restricted Subsidiary and (ii) any sale or other transfer of any such Disqualified Stock or Preferred Shares to a Person that is not either Quebecor Media or a Restricted Subsidiary will be deemed, in each case, to constitute an issuance of such Disqualified Stock by Quebecor Media or Preferred Shares by any of its Restricted Subsidiaries, as the case may be, that was not permitted by this clause (7);

  (8)
  the incurrence by Quebecor Media or any Restricted Subsidiary of Hedging Obligations that are incurred in the ordinary course of business of Quebecor Media or such Restricted Subsidiary and not for speculative purposes; provided, however, that, in the case of:

  (a)
  any Interest Rate Agreement, the notional principal amount of such Hedging Obligation does not exceed the principal amount of the Indebtedness to which such Hedging Obligation relates; and

  (b)
  any Currency Exchange Protection Agreement, such Hedging Obligation does not increase the principal amount of Indebtedness of Quebecor Media or such Restricted Subsidiary outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

  (9)
  the guarantee by Quebecor Media or any of its Restricted Subsidiaries of Indebtedness of Quebecor Media or a Restricted Subsidiary that was permitted to be incurred by another provision of this covenant;

  (10)
  the incurrence by Quebecor Media or any of its Restricted Subsidiaries of Indebtedness in relation with the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

  (11)
  the incurrence by Quebecor Media or any of its Restricted Subsidiaries of Indebtedness owed to any Person under or in connection with any worker's compensation, health, disability, employee benefits or equity compensation plan or property, casualty or liability insurance provided by such Person to Quebecor Media or its Restricted Subsidiaries pursuant to reimbursement or indemnification obligations to such Person, in each case incurred in the ordinary course of business;

  (12)
  the incurrence by Quebecor Media or any of its Restricted Subsidiaries of Indebtedness arising from agreements of Quebecor Media or any of its Restricted Subsidiaries providing for indemnification, adjustment of purchase price, earn out obligations or other similar obligations, in each case incurred or assumed in connection with a transaction permitted by the indenture;

  (13)
  Non-Recourse Accounts Receivable Entity Indebtedness incurred by any Accounts Receivable Entity in a Qualified Receivables Transaction;

  (14)
  the incurrence by Quebecor Media or any of its Restricted Subsidiaries of Indebtedness, the issuance by Quebecor Media of Disqualified Stock or the issuance by any of Quebecor Media's Restricted Subsidiaries of Preferred Shares in an aggregate principal amount at any time outstanding not to exceed US$100.0 million; and

  (15)
  the issuance of Indebtedness, Preferred Shares or Disqualified Stock in connection with a Tax Benefit Transaction.

        The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock or Preferred Shares in the form of additional shares of the same class of Disqualified Stock or Preferred Shares (to the extent provided for when the Indebtedness, Disqualified Stock or Preferred Shares on which such interest or dividend is paid was originally issued) will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or Preferred Shares for purposes of this covenant; provided that in each case the amount thereof is for all other purposes included in the Consolidated Interest Expense and Indebtedness of Quebecor Media or its Restricted Subsidiary as accrued.

        Quebecor Media will not incur any Indebtedness, including Permitted Debt, that is contractually subordinated in right of payment to any other Indebtedness of Quebecor Media, unless such Indebtedness is also contractually subordinated in right of payment to the notes, on substantially identical terms; provided, however, that no Indebtedness of Quebecor Media shall be deemed to be contractually subordinated in right of payment to any other Indebtedness of Quebecor Media, solely by virtue of collateral or the lack thereof.

        Notwithstanding any other provision of this "Incurrence of Indebtedness and Issuance of Preferred Shares" covenant, the maximum amount of Indebtedness that may be incurred pursuant to this covenant will not be deemed to be exceeded, with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

        For purposes of determining compliance with this "Incurrence of Indebtedness and Issuance of Preferred Shares" covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (15) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Quebecor Media will be permitted to classify such item of Indebtedness on the date of its incurrence or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and authenticated under the indenture shall be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the second paragraph of this covenant.

Liens

        Quebecor Media will not, directly or indirectly, create, incur, assume or suffer to exist or become effective any Lien of any kind on any asset owned at the Issue Date or thereafter acquired, except Permitted Liens, unless Quebecor Media has made or will make effective provision to secure the notes equally and ratably with the obligations of Quebecor Media secured by such Lien for so long as such obligations are secured by such Lien.

Dividend and Other Payment Restrictions Affecting Subsidiaries

        Quebecor Media will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

  (1)
  pay dividends or make any other distributions on its Equity Interests to Quebecor Media or any other Restricted Subsidiary, or with respect to any other interest or participation in, or measured by, its profits, or pay any liabilities owed to Quebecor Media or any other Restricted Subsidiary;

  (2)
  make loans or advances, or guarantee any such loans or advances, to Quebecor Media or any other Restricted Subsidiary; or

  (3)
  transfer any of its properties or assets to Quebecor Media or any other Restricted Subsidiary.

        However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

  (1)
  agreements governing Existing Indebtedness and Credit Facilities as in effect on January 17, 2006 and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof; provided, however, that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in such Existing Indebtedness and Credit Facilities, as in effect on January 17, 2006; provided, further, however, that if such Existing Indebtedness or Credit Facility could not be amended, modified, restated, renewed, increased, supplemented, refunded, replaced or refinanced on commercially reasonable terms without the inclusion of dividend and other payment restrictions that are materially more restrictive than those contained in such Existing Indebtedness or Credit Facility (as determined in good faith by the Board of Directors of Quebecor Media), Quebecor Media or its Restricted Subsidiary may amend, modify, restate, renew, increase, supplement, refund, replace or refinance such Existing Indebtedness or Credit Facility, provided, that the dividend and other payment restrictions contained therein will not materially impair Quebecor Media's ability to make payments on the old notes and the Notes (as determined in good faith by the Board of Directors of Quebecor Media);

  (2)
  the indenture, the old notes and the Notes;

  (3)
  applicable law or any applicable rule, regulation or order, or under the terms of any permit or license issued under applicable law or any applicable rule, regulation or order;

  (4)
  any instrument governing Indebtedness or Capital Stock of a Person acquired by Quebecor Media or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred or issued in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided, however, that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred at the time of such acquisition;

  (5)
  customary non-assignment provisions in leases or other agreements that restrict the assignment of such agreements or rights or non-cash assets thereunder, including, without limitation, customary restrictions imposed on the transfer of intellectual property, in each case entered into in the ordinary course of business;

  (6)
  purchase money obligations for property acquired in the ordinary course of business that impose restrictions on the property so acquired of the nature described in clause (3) of the preceding paragraph;

  (7)
  any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

  (8)
  Permitted Refinancing Indebtedness; provided, however, that the dividend and other payment restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced; provided, further, however, that if such Permitted Refinancing Indebtedness could not be entered into on commercially reasonable terms without the inclusion of dividend and other payment restrictions that are materially more restrictive than those contained in the existing Indebtedness (as determined in good faith by the Board of Directors of Quebecor Media), Quebecor Media or its Restricted Subsidiary may enter into such Permitted Refinancing Indebtedness, provided, that the dividend and other payment restrictions contained therein will not materially impair Quebecor Media's ability to make payments on the old notes and the Notes (as determined in good faith by the Board of Directors of Quebecor Media);

  (9)
  Liens securing Indebtedness that is permitted to be secured without also securing the old notes and the Notes pursuant to the covenant described under the caption "— Liens" that limit the right of the debtor to dispose of the assets subject to any such Lien;

  (10)
  provisions with respect to the disposition or distribution of assets or property in asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business;

  (11)
  customary provisions in joint venture agreements, shareholders' agreements and other similar agreements entered into in the ordinary course of business;

  (12)
  customary restrictions imposed by customers under contracts entered into in the ordinary course of business;

  (13)
  Non-Recourse Accounts Receivable Entity Indebtedness or other contractual requirements of an Accounts Receivable Entity in connection with a Qualified Receivables Transaction; provided that such restrictions apply only to such Accounts Receivables Entity or the receivables which are subject to the Qualified Receivables Transaction; and

  (14)
  any Indebtedness or any agreement pursuant to which such Indebtedness was issued if (a) the encumbrance or restriction applies only upon a payment or financial covenant default or event of default contained in such Indebtedness or agreement (b) such encumbrance or restriction is not materially more disadvantageous to the holders of the old notes and the Notes than is customary in comparable financings (as determined in good faith by the Board of Directors of Quebecor Media) and (c) such encumbrance or restriction will not materially impair Quebecor Media's ability to make payments on the old notes and the Notes (as determined in good faith by the Board of Directors of Quebecor Media).

Merger, Consolidation or Sale of Assets

        Quebecor Media may not directly or indirectly, (i) consolidate, merge or amalgamate with or into another Person, whether or not Quebecor Media is the surviving corporation, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Quebecor Media and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless, in either case,

  (1)
  either (a) Quebecor Media is the surviving corporation, or (b) the Person formed by or surviving any such consolidation, merger or amalgamation (if other than Quebecor Media) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state of the United States, the District of Columbia, Canada or any province or territory of Canada;

  (2)
  the Person formed by or surviving any such consolidation, merger or amalgamation (if other than Quebecor Media) or the Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made expressly assumes all the obligations of Quebecor Media under the old notes, the Notes, the indenture and, if applicable, the registration rights agreement, pursuant to agreements reasonably satisfactory to the trustee;

  (3)
  immediately after giving effect to such transaction no Default or Event of Default exists; and

  (4)
  Quebecor Media or the Person formed by or surviving any such consolidation, merger or amalgamation, if other than Quebecor Media, or to which such sale, assignment, transfer, conveyance or other disposition has been made will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable fiscal quarter, be permitted to incur at least US$1.00 of additional Indebtedness pursuant to the Debt to Cash Flow Ratio test set forth in the first paragraph of the covenant described under the caption "— Incurrence of Indebtedness and Issuance of Preferred Shares."

        In addition, Quebecor Media will not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. Clause (4) of the preceding paragraph above of this "Merger, Consolidation or Sale of Assets" covenant will not apply to a merger, consolidation or amalgamation, or a sale, assignment, transfer, conveyance or other disposition of assets, between or among Quebecor Media and any of its Restricted Subsidiaries.

Transactions with Affiliates

        Quebecor Media will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer, exchange or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate, officer or director of Quebecor Media, each, an Affiliate Transaction, unless:

  (1)
  such Affiliate Transaction is on terms that are no less favorable to Quebecor Media or the relevant Restricted Subsidiary than those that would have been obtained in a comparable arm's-length transaction by Quebecor Media or such Restricted Subsidiary with an unrelated Person; and

  (2)
  Quebecor Media delivers to the trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of US$40.0 million, (a) a resolution of the Board of Directors of Quebecor Media, set forth in an officers' certificate stating that such Affiliate Transaction or series of related Affiliate Transactions has been approved by a majority of the disinterested members of the Board of Directors of Quebecor Media; or (b) an opinion as to the fairness to Quebecor Media or such Restricted Subsidiary of such Affiliate Transaction or series of related Affiliate Transactions from a financial point of view issued by an independent accounting, appraisal or investment banking firm of national standing in the United States or Canada.

        The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

  (1)
  payments pursuant to any employment agreement, collective bargaining agreement, employee benefit plan or other compensation, indemnity, incentive or similar arrangement entered into by Quebecor Media or any of its Restricted Subsidiaries in the ordinary course of business, which represent customary and reasonable consideration (as determined in good faith by the Board of Directors of Quebecor Media);

  (2)
  transactions between or among Quebecor Media and/or its Restricted Subsidiaries;

  (3)
  transactions with a Person that is an Affiliate of Quebecor Media solely because Quebecor Media owns an Equity Interest in such Person, provided such transactions are on terms that are no less favorable to Quebecor Media or the relevant Restricted Subsidiary than those that would have been obtained in a comparable arm's-length transaction by Quebecor Media or such Restricted Subsidiary with an unrelated Person;

  (4)
  payment of reasonable directors' fees to Persons who are not otherwise Affiliates of Quebecor Media;

  (5)
  sales of Equity Interests of Quebecor Media, other than Disqualified Stock or Back-to-Back Securities, to Affiliates of Quebecor Media;

  (6)
  any agreement or arrangement as in effect on January 17, 2006 or any amendment thereto or any transaction contemplated thereby, including pursuant to any amendment thereto, in any replacement agreement or arrangement thereto so long as any such amendment or replacement agreement or arrangement is not more disadvantageous to Quebecor Media or its Restricted Subsidiaries, as the case may be, in any material respect than the original agreement as in effect on January 17, 2006;

  (7)
  Restricted Payments that are permitted by the provisions of the indenture described under the caption "— Restricted Payments;"

  (8)
  Permitted Investments;

  (9)
  transactions effected as part of a Qualified Receivables Transaction; and

  (10)
  any Tax Benefit Transaction.

Designation of Restricted and Unrestricted Subsidiaries

        The Board of Directors of Quebecor Media may designate any Subsidiary to be an Unrestricted Subsidiary if such Subsidiary:

  (1)
  has no Indebtedness other than Non-Recourse Debt;

  (2)
  does not own any Equity Interests of any Restricted Subsidiary of Quebecor Media, or hold any Liens on any property of Quebecor Media or any of its Restricted Subsidiaries;

  (3)
  is not party to any agreement, contract, arrangement or understanding with Quebecor Media or any of its Restricted Subsidiaries unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Quebecor Media or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Quebecor Media;

  (4)
  is a Person with respect to which neither Quebecor Media nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results;

  (5)
  has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Quebecor Media or any of its Restricted Subsidiaries;

  (6)
  has at least one director on its Board of Directors that is not a director or executive officer of Quebecor Media or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of Quebecor Media or any of its Restricted Subsidiaries; and

  (7)
  that designation would not cause a Default or Event of Default.

        Any designation of a Subsidiary of Quebecor Media as an Unrestricted Subsidiary shall be evidenced to the trustee by filing with the trustee a certified copy of the resolution of the Board of Directors giving effect to such designation and an officers' certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described under the caption "— Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Preferred Shares of such Subsidiary shall be deemed to be issued and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of Quebecor Media as of such date, and, if such Preferred Shares are not permitted to be issued or such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "— Incurrence of Indebtedness and Issuance of Preferred Shares," Quebecor Media will be in default of such covenant.

        If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by Quebecor Media and its Restricted Subsidiaries in the Subsidiary so designated will be deemed to be an Investment made as of the time of such designation and will either reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption "— Restricted Payments" or reduce the amount available for future Investments under one or more clauses of the definition of Permitted Investments, as Quebecor Media shall determine. That designation will be permitted only if such Investment would be permitted at that time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

        The Board of Directors of Quebecor Media may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that (i) such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Quebecor Media of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if such Indebtedness is permitted under the covenant described under the caption "— Incurrence of Indebtedness and Issuance of Preferred Shares," calculated on a pro forma basis as if such designation had occurred at the beginning of the applicable Measurement Period; (ii) all outstanding Investments owned by such Unrestricted Subsidiary will be deemed to be made as of the time of such designation and such Investments shall only be permitted if such Investments would be permitted under the covenant described above under the caption "— Restricted Payments;" and (iii) no Default or Event of Default would be in existence following such designation.

Reports

        For so long as any Notes remain outstanding, Quebecor Media will furnish to the holders of the Notes the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act. Whether or not

Quebecor Media is subject to Section 13(a) or 15(d) of the Exchange Act, so long as any Notes are outstanding, Quebecor Media shall file with the SEC and furnish to the holders of the Notes and the trustee:

  (1)
  within 120 days after the end of each fiscal year, annual reports on Form 20-F or 40-F, as applicable, or any successor form; and

  (2)
  (a) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 10-Q, or any successor form, or (b) within 60 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 6-K, or any successor form, which in each case, regardless of applicable requirements, shall, at a minimum, contain a "Management's Discussion and Analysis of Financial Condition and Results of Operations," and, with respect to any such reports, a reconciliation to U.S. GAAP as permitted by the SEC for foreign private issuers.

Payments for Consent

        Quebecor Media will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of old notes or Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the Notes unless such consideration is offered to be paid and is paid to all holders of the old notes and the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Events of Default and Remedies

        Each of the following is an Event of Default:

  (1)
  default for 30 days in the payment when due of interest on, or with respect to, the old notes and the Notes;

  (2)
  default in payment, when due at Stated Maturity, upon acceleration, redemption, required repurchase or otherwise, of the principal of, or premium, if any, on the old notes and the Notes;

  (3)
  failure by Quebecor Media or any of its Restricted Subsidiaries to comply with the provisions described under the captions "— Offers to Repurchase at the Option of Holders," or "— Covenants — Merger, Consolidation or Sale of Assets;"

  (4)
  failure by Quebecor Media or any Restricted Subsidiary for 45 days after written notice thereof has been given to Quebecor Media by the trustee or to Quebecor Media and the trustee by the holders of at least 25% of the aggregate principal amount of the old notes and the Notes outstanding to comply with any of its other covenants or agreements in the indenture;

  (5)
  default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Quebecor Media or any of its Restricted Subsidiaries, or the payment of which is guaranteed by Quebecor Media or any of its Restricted Subsidiaries, whether such Indebtedness or guarantee now exists, or is created after the Issue Date, if that default:

  (a)
  is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness when due at the final maturity of such Indebtedness, which is referred to as a Payment Default; or

  (b)
  results in the acceleration of such Indebtedness prior to its Stated Maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates US$25.0 million or more;

  (6)
  failure by Quebecor Media or any of its Restricted Subsidiaries to pay final, non-appealable judgments aggregating in excess of US$25.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

  (7)
  certain events of bankruptcy or insolvency described in the indenture with respect to Quebecor Media or any of its Significant Subsidiaries or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary.

        In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Quebecor Media, any Subsidiary that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Notes and any old notes that have not been exchanged for Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding Notes and any old notes that have not been exchanged for Notes may declare all the old notes and the Notes to be due and payable immediately.

        Holders of the Notes may not enforce the indenture or the Notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding old notes and Notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the old notes and the Notes notice of any continuing Default or Event of Default if and so long as it determines in good faith that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or special interest, if any.

        The holders of a at least majority in aggregate principal amount of old notes and Notes then outstanding by notice to the trustee may on behalf of the holders of all of the old notes and Notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default (i) in the payment of interest or special interest on, or the principal of, the old notes, the Notes and (ii) in respect of a covenant or provision which under the indenture cannot be modified or amended without the consent of the holder of each old note and Note affected by such modification or amendment. The holders of a majority in principal amount of the then outstanding old notes and Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. However, the trustee may refuse to follow any direction that conflicts with law or the indenture, that may involve the trustee in personal liability, or that the trustee determines in good faith may be unduly prejudicial to the rights of holders of old notes and Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from holders of Notes. A holder may not pursue any remedy with respect to the indenture or the Notes unless:

  (1)
  the holder gives the trustee written notice of a continuing Event of Default;

  (2)
  the holders of at least 25% in aggregate principal amount of outstanding old notes and Notes make a written request to the trustee to pursue the remedy;

  (3)
  such holder or holders offer the trustee indemnity satisfactory to the trustee against any costs, liability or expense;

  (4)
  the trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

  (5)
  during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding old notes and Notes do not give the trustee a direction that is inconsistent with the request.

        In the case of any Event of Default with respect to the Notes occurring by reason of any willful action or inaction taken or not taken by or on behalf of Quebecor Media with the intention of avoiding payment of the premium that Quebecor Media would have had to pay if Quebecor Media then had elected to redeem the Notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

        Quebecor Media is required to deliver to the trustee within 120 days after the end of each fiscal year a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, Quebecor Media is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Shareholders

        No past, present or future director, officer, employee, incorporator or shareholder of Quebecor Media, as such, shall have any liability for any obligations of Quebecor Media under the Notes or the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under United States federal securities laws.

Legal Defeasance and Covenant Defeasance

        Quebecor Media may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes, which we refer to as Legal Defeasance, except for:

  (1)
  the rights of holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium and Additional Amounts and special interest, if any, on such Notes when such payments are due solely from the trust referred to below;

  (2)
  Quebecor Media's obligation with respect to the Notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

  (3)
  the rights, powers, trusts, duties and immunities of the trustee, and Quebecor Media's obligations in connection therewith; and

  (4)
  the Legal Defeasance provisions of the indenture.

        In addition, Quebecor Media may, at its option and at any time, elect to have the obligations of Quebecor Media released with respect to certain covenants that are described in the indenture, which we refer to as Covenant Defeasance, and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events, not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events with respect to Quebecor Media, described under the caption "— Events of Default and Remedies" will no longer constitute an Event of Default with respect to the Notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance:

  (1)
  Quebecor Media must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the Notes cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Additional Amounts and special interest, if any, on the outstanding Notes on the Stated Maturity or on the applicable date of redemption, as the case may be, and Quebecor Media must specify whether the Notes are being defeased to maturity or to a particular date of redemption;

  (2)
  in the case of Legal Defeasance, Quebecor Media shall have delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) Quebecor Media has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred and Quebecor Media shall have delivered to the trustee an opinion of counsel in Canada reasonably acceptable to the trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax purposes as a result of such Legal Defeasance and will be subject to Canadian federal, provincial or territorial income tax (including withholding tax) on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

  (3)
  in the case of Covenant Defeasance, Quebecor Media shall have delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred and Quebecor Media shall have delivered to the trustee an opinion of counsel in Canada reasonably acceptable to the trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal, provincial or territorial income tax (including withholding tax) on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

  (4)
  no Default or Event of Default shall have occurred and be continuing either (a) on the date of such deposit or (b) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit, other than, in each case, a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit;

  (5)
  such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument to which Quebecor Media or any of its Subsidiaries is a party or by which Quebecor Media or any of its Subsidiaries is bound;

  (6)
  Quebecor Media must have delivered to the trustee an opinion of counsel to the effect that, (a) assuming no intervening bankruptcy of Quebecor Media between the date of deposit and the 91st day following the deposit and assuming that no holder is an "insider" of Quebecor Media under applicable bankruptcy law, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally, and (b) the creation of the defeasance trust does not violate the Investment Company Act of 1940;

  (7)
  Quebecor Media must deliver to the trustee an officers' certificate stating that the deposit was not made by Quebecor Media with the intent of preferring the holders of Notes over the other creditors of Quebecor Media with the intent of defeating, hindering, delaying or defrauding creditors of Quebecor Media or others;

  (8)
  if the Notes are to be redeemed prior to their Stated Maturity, Quebecor Media must deliver to the trustee irrevocable instructions to redeem all of the Notes on the specified redemption date; and

  (9)
  Quebecor Media must deliver to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

        Except as provided in the next two succeeding paragraphs, Quebecor Media and the trustee may amend or supplement the indenture, the old notes or the Notes with the consent of the holders of at least a majority in principal amount of the old notes and the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the old notes and the Notes), and any existing Default or Event of Default (except a continuing Default or Event of Default (i) in the payment of interest or special interest on, or the principal of, the old notes and the Notes and (ii) in respect of a covenant or provision under which the indenture cannot be modified or amended without the consent of the holder of each old note or Note affected by such modification or amendment) or compliance with any provision of the indenture, the old notes or the Notes may be waived with the consent of the holders of at least a majority in principal amount of the then outstanding old notes and Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, old notes and Notes).

        Without the consent of each holder, an amendment or waiver may not (with respect to any old notes or Notes held by a non-consenting holder):

  (1)
  reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

  (2)
  reduce the principal of or change the Stated Maturity of any note or alter the provisions with respect to the redemption of the notes;

  (3)
  reduce the rate of or change the time for payment of interest, including special interest, if any, on any note;

  (4)
  waive a Default or Event of Default in the payment of principal of, or interest or premium, or special interest, if any, on the notes, except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration;

  (5)
  make any note payable in money other than that stated in the notes;

  (6)
  make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or special interest, if any, on the notes, or to institute suit for the enforcement of any payment on or with respect to such holders' notes;

  (7)
  amend, change or modify the obligation of Quebecor Media to make and consummate an Asset Sale Offer with respect to any Asset Sale in accordance with the "— Offers to Repurchase at the Option of Holders — Asset Sales" covenant after the obligation to make such Asset Sale Offer has arisen or the obligation of Quebecor Media to make and consummate a Change of Control Offer in the event of a Change of Control in accordance with the "— Offers to Repurchase at the Option of Holders — Change of Control" covenant after such Change of Control has occurred, including, in each case, amending, changing or modifying any definition relating thereto;

  (8)
  except as otherwise permitted under the "— Covenants — Merger, Consolidation or Sale of Assets" covenant, consent to the assignment or transfer by Quebecor Media of any of its rights or obligations under the indenture;

  (9)
  subordinate the notes to any other obligation of Quebecor Media;

  (10)
  amend or modify the provisions described under the caption "— Payment of Additional Amounts;" or

  (11)
  make any change in the preceding amendment and waiver provisions.

        Notwithstanding the preceding, without the consent of any holder of old notes or Notes, Quebecor Media and the trustee may amend or supplement the indenture, the old notes or the Notes:

  (1)
  to cure any ambiguity, defect or inconsistency;

  (2)
  to provide for uncertificated notes in addition to or in place of certificated notes;

  (3)
  to provide for the assumption of the obligations of Quebecor Media to holders of notes in the case of a merger, consolidation, or amalgamation or sale of all or substantially all of the assets of Quebecor Media; provided, however, that Quebecor Media delivers to the trustee:

  (a)
  an opinion of counsel to the effect that holders of the notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such assumption by a successor corporation and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such assumption had not occurred, and

  (b)
  an opinion of counsel in Canada to the effect that holders of the notes will not recognize income, gain or loss for Canadian federal, provincial or territorial tax purposes as a result of such assumption by a successor corporation and will be subject to Canadian federal, provincial or territorial taxes

      (including withholding taxes) on the same amounts, in the same manner and at the same times as would have been the case if such assumption had not occurred;

  (4)
  to make any change that would provide any additional rights or benefits to the holders of the notes or that does not adversely affect the legal rights under the indenture of any such holder;

  (5)
  provide for the issuance of Additional Notes in accordance with the indenture; or

  (6)
  to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

Satisfaction and Discharge

        The indenture will be discharged and will cease to be of further effect as to all old notes and Notes issued thereunder, when:

  (1)
  either:

  (a)
  all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has theretofore been deposited in trust and thereafter repaid to Quebecor Media, have been delivered to the trustee for cancellation; or

  (b)
  all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and Quebecor Media has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Additional Amounts and special interest, if any, and accrued interest to the date of maturity or redemption;

  (2)
  no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Quebecor Media is a party or by which Quebecor Media is bound;

  (3)
  Quebecor Media has paid or caused to be paid all sums payable by it under the indenture; and

  (4)
  Quebecor Media has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the date of redemption, as the case may be.

        In addition, in each case, Quebecor Media must deliver an officers' certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

        If the trustee becomes a creditor of Quebecor Media, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

        The holders of a majority in principal amount of the then outstanding old notes and Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture will provide that in case an Event of Default shall occur and be continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his or her own affairs. Subject to such provisions, the trustee will not be under an obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense that might be incurred by it in compliance with this request.

Additional Information

        Anyone who receives this prospectus may obtain a copy of the indenture and registration rights agreement without charge by writing to Quebecor Media Inc., 612 St-Jacques Street, Montréal, Québec, Canada H3C 4M8.

Governing Law

        The indenture and the old notes are, and the Notes will be, governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

        Since substantially all of the assets of Quebecor Media are outside the United States, any judgments obtained in the United States against Quebecor Media, including judgments with respect to the payment of principal, premium, interest, special interest, Additional Amounts, Change of Control Payment, offer price, redemption price or other amounts payable under the notes, may not be collectible within the United States.

        We have been advised by our counsel, Ogilvy Renault LLP, that the laws of the Province of Québec permit a motion to be brought before a court of competent jurisdiction in the Province of Québec to recognize and, where applicable, declare enforceable a judgment of any federal or state court located in the Borough of Manhattan in the City of New York (the "New York Court") that is not impeachable as void or voidable under the laws of the State of New York (the "New York Laws") for a sum certain unless: (i) the New York Court rendering such judgment does not have jurisdiction over the judgment debtor (although submission by us in the indentures to the non-exclusive jurisdiction of the New York Court will be sufficient for that purpose); (ii) such judgment is not final and enforceable in the jurisdiction in which it was rendered; (iii) such judgment was rendered in contravention of the fundamental principles of procedure; (iv) there were proceedings pending in the Province of Québec or judgment was rendered in the Province of Québec or in a third country meeting the necessary conditions for recognition in the Province of Québec between the same parties, based on the same facts and having the same object; (v) such judgment is manifestly inconsistent with public order as understood in international relations, as that term is applied by a court of competent jurisdiction in the Province of Québec; (vi) such judgment enforces obligations arising from the taxation laws of a foreign country, unless there is reciprocity, or arising from other laws of public nature, such as penal or expropriation laws; (vii) the action to enforce such judgment is not commenced in the Province of Québec within the applicable prescriptive period; or (viii) the foreign judgment is contrary to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments defined therein.

        If the judgment of the New York Court is rendered by default, the plaintiff must prove that the act of procedure initiating the proceedings was duly served on the defendant (in accordance with the laws of the place where such judgment was rendered, i.e., New York Laws), and a court of competent jurisdiction in the Province of Québec may refuse recognition or enforcement of the judgment if the defendant proves that, owing to the circumstances, it was unable to learn of the act of procedure or it was not given sufficient time to offer its defense.

        In any such motion brought before a court of competent jurisdiction in the Province of Québec, the court will confine itself to verifying whether the judgment of the New York Court meets the foregoing requirements without entering into any examination of the merits of the judgment. Under the Currency Act (Canada), a court of competent jurisdiction in the Province of Québec may only render judgment for a sum of money in Canadian currency, and in enforcing a foreign judgment for a sum of money in foreign currency, a court of competent jurisdiction in the Province of Québec will render its decision in the Canadian currency equivalent of such foreign currency calculated at the rate of exchange prevailing on the date the judgment become enforceable at the place where it was rendered.

        We have been advised by our counsel, Ogilvy Renault LLP, that they know of no reason under the present laws of the Province of Québec for avoiding recognition of judgments of a New York Court under the indenture, the notes issued thereunder, or the registration rights agreement based upon public order as understood in international relations, as the term is applied by a court of competent jurisdiction in the Province of Québec.

        The recognition and enforceability in the Province of Québec of any such judgment of the New York Court may be limited by applicable Canadian federal and provincial bankruptcy, insolvency, reorganization, arrangement, winding-up, moratorium, or other laws generally affecting the enforceability of creditors' rights.

Book-Entry, Delivery and Form

        The Notes will be initially issued in the form of one or more global securities registered in the name of DTC or its nominee.

        Upon the issuance of a global security, DTC or its nominee will credit the accounts of Persons holding through it with the respective principal amounts of the Notes represented by such global security for which old notes were exchanged by such Persons in the exchange offer. Ownership of beneficial interests in a global security will be limited to Persons that have accounts with DTC ("participants") or Persons that may hold interests through participants, including through Clearstream Banking, S.A. and Euroclear Bank S.A./N.V., as operator of the Euroclear System. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by DTC (with respect to participants' interests) and such participants (with respect to the owners of beneficial interests in such global security other than participants). The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

        Payment of principal of and interest on Notes represented by a global security will be made in immediately available funds to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the Notes represented thereby for all purposes under the indenture. Under the terms of the indenture, Quebecor Media and the trustee will treat the Persons in whose names securities representing the Notes, including the global securities, are registered as the owners for the purpose of receiving payments and for all other purposes. Consequently, none of Quebecor Media, the trustee or any agent of Quebecor Media or the trustee has or will have any responsibility or liability for:

  (1)
  any aspect of DTC's records or any participant's or indirect participant's records relating to or payments made on account of beneficial ownership interests in the global Notes or for maintaining, supervising or reviewing any of DTC's records or any participant's or indirect participant's records relating to the beneficial ownership interests in the global Notes; or

  (2)
  any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

        Quebecor Media has been advised by DTC that upon receipt of any payment of principal of or interest on any global security, DTC will credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global security as shown on the records of DTC. Payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of such participants.

        A global security may not be transferred except as a whole by DTC or a nominee of DTC to a nominee of DTC or to DTC. A global security is exchangeable for certificated Notes only if:

  (1)
  DTC notifies Quebecor Media that it (a) is unwilling or unable to continue as depositary for the global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, Quebecor Media fails to appoint a successor depositary within 120 days after the date of such notice;

  (2)
  Quebecor Media, at its option, notifies the trustee in writing that it elects to cause the issuance of the certificated Notes, subject to the rules of DTC, which require the consent of each participant; or

  (3)
  there shall have occurred and be continuing a Default or Event of Default with respect to the Notes.

        In addition, beneficial interests in a global Note may be exchanged for certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, certificated Notes delivered in exchange for any global Note or beneficial interests in global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

        Any global security that is exchangeable for certificated Notes pursuant to the preceding sentence will be exchanged for certificated Notes in authorized denominations and registered in such names as DTC or any successor depositary holding such global security may direct. Subject to the foregoing, a global security is not exchangeable, except for a global security of like denomination to be registered in the name of DTC or any successor depositary or its nominee. In the event that a global security becomes exchangeable for certificated Notes,

  (1)
  certificated Notes will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof,

  (2)
  payment of principal of, and premium, if any, and interest on, the certificated Notes will be payable, and the transfer of the certificated Notes will be registrable, at the office or agency of Quebecor Media maintained for such purposes, and

  (3)
  no service charge will be made for any registration of transfer or exchange of the certificated Notes, although Quebecor Media may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith.

        So long as DTC or any successor depositary for a global security, or any nominee, is the registered owner of such global security, DTC or such successor depositary or nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such global security for all purposes under the indenture and the Notes. Except as set forth above, owners of beneficial interests in a global security will not be entitled to have the Notes represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of certificated Notes in definitive form and will not be considered to be the owners or holders of any Notes under such global security. Accordingly, each Person owning a beneficial interest in a global security must rely on the procedures of DTC or any successor depositary, and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a holder under the indenture. Quebecor Media understands that under existing industry practices, in the event that Quebecor Media requests any action of holders or that an owner of a beneficial interest in a global security desires to give or take any action which a holder is entitled to give or take under the indenture, DTC or any successor depositary would authorize the participants holding the relevant beneficial interest to give or take such action and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

        DTC has advised Quebecor Media that DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (which may include the initial purchasers of the old notes), banks, trust companies, clearing corporations and certain other organizations some of whom (or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

        Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in global securities among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of Quebecor Media, the trustee, the initial purchasers of the old notes or the exchange agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Consent to Jurisdiction and Service

        Pursuant to the indenture, Quebecor Media has irrevocably appointed CT Corporation System as its agent for service of process in any suit, action, or proceeding with respect to the indenture, the old notes or the Notes and for actions brought under federal or state securities laws in any federal or state court located in the Borough of Manhattan in The City of New York and submits to such non-exclusive jurisdiction.

Definitions

        Set forth below are defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

        "Accounts Receivable Entity" means a Subsidiary of Quebecor Media or any other Person in which Quebecor Media or any of its Restricted Subsidiaries makes an Investment:

  (1)
  that is formed solely for the purpose of, and that engages in no activities other than activities in connection with, financing accounts receivable;

  (2)
  that is designated pursuant to a resolution of the Board of Directors of Quebecor Media as an Accounts Receivable Entity;

  (3)
  no portion of the Indebtedness or any other obligation (contingent or otherwise) of which (a) is at any time guaranteed by Quebecor Media or any of its Restricted Subsidiaries (excluding guarantees of obligations (other than any guarantee of Indebtedness) pursuant to Standard Securitization Undertakings), (b) is at any time recourse to or obligates Quebecor Media or any of its Restricted Subsidiaries in any way, other than pursuant to Standard Securitization Undertakings, or (c) subjects any asset of Quebecor Media or any other Restricted Subsidiary of Quebecor Media, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings (such Indebtedness, "Non-Recourse Accounts Receivable Entity Indebtedness");

  (4)
  with which neither Quebecor Media nor any of its Restricted Subsidiaries has any material contract, agreement, arrangement or understanding other than contracts, agreements, arrangements and understandings entered into in the ordinary course of business on terms no less favorable to Quebecor Media or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of Quebecor Media in connection with a Qualified Receivables Transaction and fees payable in the ordinary course of business in connection with servicing accounts receivable in connection with such a Qualified Receivables Transaction; and

  (5)
  with respect to which neither Quebecor Media nor any of its Restricted Subsidiaries has any obligation to maintain or preserve the solvency or any balance sheet term, financial condition, level of income or results of operations thereof.

        "Acquired Debt" means, with respect to any specified Person:

  (1)
  Indebtedness of any other Person existing at the time such other Person is merged with or into or becomes a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of such specified Person; and

  (2)
  Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided, however, that beneficial ownership of more than 10% of the Voting Stock of a Person shall be deemed to be control. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" shall have correlative meanings.

        "Applicable Premium" means, with respect to a Note at any date of redemption, the greater of (i) 1.0% of the principal amount of such Note and (ii) the excess of (A) the present value at such date of redemption of (1) the redemption price of such Note at March 15, 2011 (such redemption price being described under "— Optional Redemption") plus (2) all remaining required interest payments due on such Note through March 15, 2011 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of such Note.

        "Asset Acquisition" means (a) an Investment by Quebecor Media or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be consolidated or merged with or into Quebecor Media or any Restricted Subsidiary or (b) any acquisition by Quebecor Media or any Restricted Subsidiary of the assets of any Person that constitute substantially all of an operating unit, a division or line of business of such Person or that is otherwise outside of the ordinary course of business.

        "Asset Sale" means:

  (1)
  the sale, lease, conveyance or other disposition of any assets of Quebecor Media or any of its Restricted Subsidiaries; provided, however, that the sale, conveyance or other disposition of all or substantially all of the assets of Quebecor Media and its Restricted Subsidiaries, taken as a whole, will be governed by the provisions of the indenture described under the caption "— Offers to Repurchase at the Option of Holders — Change of Control" and/or the provisions described under the caption "— Covenants — Merger, Consolidation or Sale of Assets" and not by the provisions of the indenture described under "— Offers to Repurchase at the Option of Holders — Asset Sales;" and

  (2)
  the issuance of Equity Interests of any of Quebecor Media's Restricted Subsidiaries or the sale by Quebecor Media or any of its Restricted Subsidiaries of Equity Interests in any of its Restricted Subsidiaries.

        Notwithstanding the preceding, the following items shall not be deemed to be Asset Sales:

  (1)
  any single transaction or series of related transactions that involves assets having a Fair Market Value of less than US$10.0 million;

  (2)
  a sale, lease, conveyance or other disposition of assets between or among Quebecor Media and its Restricted Subsidiaries;

  (3)
  an issuance of Equity Interests by Quebecor Media or any of its Restricted Subsidiaries to Quebecor Media or another of its Restricted Subsidiaries;

  (4)
  the sale, lease, conveyance or other disposition of equipment, inventory or other assets in the ordinary course of business;

  (5)
  the sale or other disposition of cash or Cash Equivalents;

  (6)
  sales of accounts receivables pursuant to a Qualified Receivables Transaction for the Fair Market Value thereof, including cash in an amount equal to at least 75% of the Fair Market Value thereof;

  (7)
  any transfer of accounts receivable, or a fractional undivided interest therein, by an Accounts Receivable Entity in a Qualified Receivables Transaction;

  (8)
  any Tax Benefit Transaction;

  (9)
  the issuance of Equity Interests of any Public Subsidiary pursuant to any equity compensation plan approved in accordance with the rules and regulations of the primary stock exchange or quotation system on which the Capital Stock of such Public Subsidiary is listed or quoted; provided, however, that the aggregate Fair Market Value for all such issued Equity Interests shall not exceed US$5.0 million in any twelve-month period;

  (10)
  the issuance of Equity Interests of any of Quebecor Media's Restricted Subsidiaries; provided, that after such issuance Quebecor Media's ownership interests in such Restricted Subsidiary, whether directly or through its Restricted Subsidiaries, is at least equal to its ownership interests in such Restricted Subsidiary prior to such issuance; and

  (11)
  a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the caption "— Covenants — Restricted Payments."

        "Attributable Debt" in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

        "Back-to-Back Debt" means any loans made or debt instruments issued as part of a Back-to-Back Transaction and in which each party to such Back-to-Back Transaction, other than a Quebecor Media Entity, executes or has executed a subordination agreement in favor of the holders of the Notes in substantially the form attached as an exhibit to the indenture.

        "Back-to-Back Preferred Shares" means Preferred Shares issued:

  (1)
  to a Quebecor Media Entity by an Affiliate of Quebecor Media (other than a Quebecor Media Entity) in circumstances where, immediately prior to or after, as the case may be, the issuance of such Preferred Shares, an Affiliate of such Quebecor Media Entity (other than a Quebecor Media Entity) has loaned on an unsecured basis to such Quebecor Media Entity, or an Affiliate of such Quebecor Media Entity (other than a Quebecor Media Entity) has subscribed for Preferred Shares of such Quebecor Media Entity, in an amount equal to, the requisite subscription price for such Preferred Shares;

  (2)
  by a Quebecor Media Entity to one of its Affiliates (other than a Quebecor Media Entity) in circumstances where, immediately prior to or after, as the case may be, the issuance of such Preferred Shares, such Quebecor Media Entity has loaned an amount equal to the proceeds of such issuance to an Affiliate (other than a Quebecor Media Entity) on an unsecured basis; or

  (3)
  by a Quebecor Media Entity to one of its Affiliates (other than a Quebecor Media Entity) in circumstances where, immediately prior to or after, as the case may be, the issuance of such Preferred Shares, such Quebecor Media Entity has used the proceeds of such issuance to subscribe for Preferred Shares issued by an Affiliate (other than a Quebecor Media Entity);

        in each case on terms whereby:

    (a)
    the aggregate redemption amount applicable to the Preferred Shares issued to or by such Quebecor Media Entity is identical:

    (i)
    in the case of (1) above, to the principal amount of the loan made or the aggregate redemption amount of the Preferred Shares subscribed for by such Affiliate;

    (ii)
    in the case of (2) above, to the principal amount of the loan made to such Affiliate; or

    (iii)
    in the case of (3) above, to the aggregate redemption amount of the Preferred Shares issued by such Affiliate;

    (b)
    the dividend payment date applicable to the Preferred Shares issued to or by such Quebecor Media Entity will:

    (i)
    in the case of (1) above, be immediately prior to, or on the same date as, the interest payment date relevant to the loan made or the dividend payment date on the Preferred Shares subscribed for by such Affiliate;

    (ii)
    in the case of (2) above, be immediately after, or on the same date as, the interest payment date relevant to the loan made to such Affiliate; or

    (iii)
    in the case of (3) above, be immediately after, or on the same date as, the dividend payment date on the Preferred Shares issued by such Affiliate;

    (c)
    the amount of dividends provided for on any payment date in the share conditions attaching to the Preferred Shares issued:

    (i)
    to a Quebecor Media Entity in the case of (1) above, will be equal to or in excess of the amount of interest payable in respect of the loan made or the amount of dividends provided for in respect of the Preferred Shares subscribed for by such Affiliate;

    (ii)
    by a Quebecor Media Entity in the case of (2) above, will be less than or equal to the amount of interest payable in respect of the loan made to such Affiliate; or

    (iii)
    by a Quebecor Media Entity in the case of (3) above, will be equal to the amount of dividends in respect of the Preferred Shares issued by such Affiliate; and provided that, in the case of Preferred Shares issued by a Restricted Subsidiary of Quebecor Media as set forth in clauses (1), (2) and (3) above, each holder of such Preferred Shares under such Back-to-Back Transaction, other than such Restricted Subsidiary, executes or has executed a subordination agreement in favor of the holders of the Notes in substantially the form attached as an exhibit to the indenture.

        "Back-to-Back Securities" means the Back-to-Back Preferred Shares or the Back-to-Back Debt or both, as the context requires, provided that a Back-to-Back Security issued by any Restricted Subsidiary of Quebecor Media (A) shall provide that (i) such Restricted Subsidiary shall suspend any payment on such Back-to-Back Security until such Restricted Subsidiary receives payment on the corresponding Back-to-Back Security in an amount equal to or exceeding the amount to be paid on the Back-to-Back Security issued by such Restricted Subsidiary and (ii) if the holder of such Back-to-Back Security is paid any amount on or with respect to such Back-to-Back Security by such Restricted Subsidiary, then to the extent such amounts are paid out of proceeds in excess of the corresponding payment received by such Restricted Subsidiary on the corresponding Back-to-Back Security held by it, the holder of such Back-to-Back Security will hold such excess payment in trust for the benefit of such Restricted Subsidiary and will forthwith repay such payment to such Restricted Subsidiary and (B) may provide that, notwithstanding clause (A), such Restricted Subsidiary may make payment on such Back-to-Back Security if at the time of payment such Restricted Subsidiary would be permitted to make such payment under the provision of the indenture described under the caption "— Covenants — Restricted Payments;" provided that any payment made pursuant to this clause (B) which is otherwise prohibited under clause (A) would constitute a Restricted Payment.

        "Back-to-Back Transactions" means any of the transactions described under the definition of Back-to-Back Preferred Shares.

        "Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" shall be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms "Beneficially Owns" and "Beneficially Owned" shall have corresponding meanings.

        "Board of Directors" means:

  (1)
  with respect to a corporation, the board of directors of the corporation;

  (2)
  with respect to a partnership, the board of directors of the general partner of the partnership; and

  (3)
  with respect to any other Person, the board or committee of such Person serving a similar function.

        "Canadian Taxing Authority" means any federal, provincial, territorial or other Canadian government or any authority or agency therein having the power to tax.

        "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

        "Capital Stock" means:

  (1)
  in the case of a corporation, corporate stock;

  (2)
  in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

  (3)
  in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

  (4)
  any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

        "Capital Stock Sale Proceeds" means the aggregate net cash proceeds (including cash received when non-cash proceeds have been converted into cash) received by Quebecor Media after January 17, 2006:

  (1)
  as a contribution to the common equity capital or from the issue or sale of Equity Interests of Quebecor Media (other than Disqualified Stock or Back-to-Back Securities); or

  (2)
  from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Quebecor Media that have been converted into or exchanged for such Equity Interests;

other than, in either (1) or (2), Equity Interests (or convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities) sold to a Subsidiary of Quebecor Media.

        "Cash Equivalents" means:

  (1)
  United States dollars or Canadian dollars;

  (2)
  investments in securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth, territory or province of the United States of America or Canada, or by any political subdivision or taxing authority thereof, and rated, at the time of acquisition, in the "R-1" category by the Dominion Bond Rating Service Limited;

  (3)
  certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of US$250.0 million;

  (4)
  repurchase obligations with a term of not more than 60 days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

  (5)
  commercial paper having, at the time of acquisition, at least a "P-1" rating from Moody's Investors Service, Inc. or at least an "A-1" rating from Standard & Poor's Rating Services and in each case maturing within one year after the date of acquisition or with respect to commercial paper in Canada a rating, at the time of acquisition, in the "R-1" category by the Dominion Bond Rating Service Limited; and

  (6)
  money market funds at least 90% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

        "Change of Control" means the occurrence of any of the following:

  (1)
  the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Quebecor Media and its Restricted Subsidiaries, taken as a whole, to any "person" (as that term is used in Section 13(d)(3) of the Exchange Act) other than a Permitted Holder or a Related Party of a Permitted Holder;

  (2)
  the adoption of a plan relating to the liquidation or dissolution of Quebecor Media;

  (3)
  the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any Person, other than a Permitted Holder or a Related Party of a Permitted Holder, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Quebecor Media, measured by voting power rather than number of shares; or

  (4)
  during any consecutive two-year period, the first day on which individuals who constituted the Board of Directors of Quebecor Media as of the beginning of such two-year period (together with any new directors who were nominated for election or elected to such Board of Directors with the approval of a majority of the individuals who were members of such Board of Directors, or whose nomination or election was previously so approved at the beginning of such two-year period) cease to constitute a majority of the Board of Directors of Quebecor Media.

        "Commodity Price Agreement" means any commodity swap agreements, commodity option agreements, forward contracts and other agreements or arrangements entered into for the purpose of fixing, hedging or swapping commodity price risk.

        "Consolidated Cash Flow" means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

  (1)
  provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

  (2)
  Consolidated Interest Expense of such Person and its Restricted Subsidiaries for such period, to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

  (3)
  depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period to the extent such expense is amortized) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents (i) an accrual of or reserve for cash expenses in any future period or (ii) amortization of a prepaid cash expense that was paid in a prior period to the extent such expense is amortized) of such Person and its Restricted Subsidiaries for such period, to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

  (4)
  solely for the purpose of determining the amount of Indebtedness that may be Incurred under the first paragraph of "— Covenants — Incurrence of Indebtedness and Issuance of Preferred Shares," the amount of income or losses attributable to a non-controlling interest in a non-Wholly-Owned Restricted Subsidiary, which was deducted and not added back in calculating Consolidated Net Income of such Person; minus

  (5)
  any interest and other payments made to Persons other than any Quebecor Media Entity in respect of Back-to-Back Securities to the extent such interest and other payments were not deducted in computing such Consolidated Net Income; minus

  (6)
  non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business;

in each case, on a consolidated basis and determined in accordance with GAAP.

        "Consolidated Indebtedness" means, with respect to any Person as of any date of determination, without duplication, the total amount of Indebtedness of such Person and its Restricted Subsidiaries, including (i) the total amount of Indebtedness of any other Person, to the extent that such Indebtedness has been guaranteed by the referent Person or one or more of its Restricted Subsidiaries, and (ii) the aggregate liquidation value of all Disqualified Stock of such Person and all Preferred Shares of Restricted Subsidiaries of such Person, in each case, determined on a consolidated basis in accordance with GAAP.

        "Consolidated Interest Expense" means, with respect to any Person, for any period, without duplication, the sum of (i) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts, and other fees, and charges incurred in respect of letter of credit or bankers' acceptance financings), all calculated after taking into account the effect of all Hedging Obligations, (ii) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period, (iii) any interest expense on Indebtedness of another Person that is guaranteed by such Person or any of its Restricted Subsidiaries or secured by a Lien on assets of such Person or any of its Restricted Subsidiaries (whether or not such guarantee or Lien is called upon), (iv) the product of (a) all dividend payments on any series of Preferred Shares of such Person or any of its Restricted Subsidiaries, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state, provincial, territorial and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP, and (v) to the extent not included in clause (iv) above for purposes of GAAP, the product of (a) all dividend payments on any series of Disqualified Stock of such Person or any of its Restricted Subsidiaries, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state, provincial, territorial and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP. Interest and other payments on Back-to-Back Securities will not be included as Consolidated Interest Expense.

        "Consolidated Net Income" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, however, that:

  (1)
  the Net Income (but not loss) of any Person that is not a Restricted Subsidiary (other than an Unrestricted Subsidiary) or that is accounted for by the equity method of accounting shall be included; provided, that the Net Income shall be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary thereof;

  (2)
  solely for the purpose of determining the amount available for Restricted Payments under clause 3(a) of the first paragraph of "Covenants — Restricted Payments," the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (unless such approval has been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its equityholders;

  (3)
  the Net Income of any Person acquired during the specified period for any period prior to the date of such acquisition shall be excluded;

  (4)
  the cumulative effect of a change in accounting principles shall be excluded;

  (5)
  the Net Income or loss of any Unrestricted Subsidiary shall be excluded, whether or not distributed to the specified Person or one of its Subsidiaries; provided, however, that for purposes of the covenant described under the caption "— Covenants — Restricted Payments," the Net Income of any Unrestricted Subsidiary will be included to the extent it would otherwise be included under clause (1) of this definition; and

  (6)
  any non-cash compensation expense realized for grants of performance shares, stock options or other rights to officers, directors and employees of Quebecor Media or any Restricted Subsidiary shall be excluded, provided that such shares, options or other rights can be redeemed at the option of the holders thereof for Capital Stock of Quebecor Media or Quebecor Media Inc. (other than in each case Disqualified Stock of Quebecor Media).

        "Credit Agreement" means the Credit Agreement, dated as of January 17, 2006, by and among Quebecor Media Inc., as Borrower, the financial institutions party thereto from time to time, as Lenders, and Bank of America, N.A., as Administrative Agent for the Lenders.

        "Credit Facilities" means one or more debt facilities (including, without limitation, the Credit Agreement), commercial paper facilities, or other debt arrangements (including, without limitation, under the indenture), in each case with banks, other institutional lenders or investors, providing for revolving credit loans, term loans, notes, receivables financing (including, to the extent Indebtedness, through the sales of accounts receivables to such lenders or investors or to an Accounts Receivable Entity) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

        "Currency Exchange Protection Agreement" means any foreign exchange contract, currency swap agreement, currency option or other similar agreement or arrangement entered into for the purpose of protecting against fluctuations in currency exchange rates with any commercial bank or other financial institutions having capital and surplus in excess of US$250.0 million at the time the Currency Exchange Protection Agreement is entered into.

        "Debt to Cash Flow Ratio" means, as of any date of determination (the "Determination Date"), the ratio of (a) the Consolidated Indebtedness of Quebecor Media as of such Determination Date to (b) (i) the Consolidated Cash Flow of Quebecor Media's cable segment as reported in its consolidated financial statements (the "Cable Business") for the most recently ended fiscal quarter ending immediately prior to such Determination Date for which internal financial statements are available multiplied by four, provided, that if (A) in such fiscal quarter the Consolidated Cash Flow of the Cable Business was reduced by a cash restructuring expense and (B) no similar restructuring expense or other non-recurring cash expense was incurred by the Cable Business in the three fiscal quarters prior to such fiscal quarter, for the purpose of calculating the Consolidated Cash Flow of the Cable Business, such cash restructuring charge shall not be multiplied by four; plus (ii) the Consolidated Cash Flow of Quebecor Media, excluding the Cable Business, for the most recently ended four fiscal quarters ending immediately prior to such Determination Date for which internal financial statements are available (each of the periods referenced to in clauses (i) and (ii), a "Measurement Period"), determined on a pro forma basis after giving effect to all acquisitions or dispositions of assets made by Quebecor Media and its Restricted Subsidiaries from the beginning of the applicable Measurement Period through and including such Determination Date (including any related financing transactions) as if such acquisitions and dispositions had occurred at the beginning of the applicable Measurement Period. For purposes of calculating Consolidated Cash Flow for each Measurement Period immediately prior to the relevant Determination Date, (i) any Person that is a Restricted Subsidiary on the Determination Date (or would become a Restricted Subsidiary on such Determination Date in connection with the transaction that requires the determination of such Consolidated Cash Flow) will be deemed to have been a Restricted Subsidiary at all times during the applicable Measurement Period; (ii) any Person that is not a Restricted Subsidiary on such Determination Date (or would cease to be a Restricted Subsidiary on such Determination Date in connection with the transaction that requires the determination of such Consolidated Cash Flow) will be deemed not to have been a Restricted Subsidiary at any time during the applicable Measurement Period; (iii) if Quebecor Media or any of its Restricted Subsidiaries shall have in any manner (x) acquired through an Asset Acquisition or (y) disposed of (including by way of an Asset Sale or the termination or discontinuance of activities constituting such operating business) any operating business during the applicable Measurement Period or after the end of such period and on or prior to such Determination Date, such calculation will be made on a pro forma basis in accordance with GAAP, as if, in the case of an Asset Acquisition, all such transactions (including any related financing transactions) had been consummated on the first day of the applicable Measurement Period, and, in the case of an Asset Sale or termination or discontinuance of activities constituting such operating business, all such transactions (including any related financing transactions) had been consummated prior to the first day of the applicable Measurement Period; (iv) if (A) since the beginning of the applicable Measurement Period, Quebecor Media or any Restricted Subsidiary has incurred any Indebtedness that remains outstanding or has repaid any Indebtedness, or (B) the transaction giving rise to the need to calculate the Debt to Cash Flow Ratio is an incurrence or repayment of Indebtedness, Consolidated Interest Expense for such Measurement Period shall be calculated after giving effect on a pro forma basis to such incurrence or repayment as if such Indebtedness had been incurred or repaid on the first day of such period, provided that, in the event of any such repayment of Indebtedness, Consolidated Cash Flow for such period shall be calculated as if Quebecor Media or such Restricted Subsidiary had not earned any interest income actually earned during such period in respect of the funds used to repay such Indebtedness; and (v) if any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the base interest rate in effect for such floating rate of interest on the Determination Date had been the applicable base interest rate for the entire Measurement Period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of twelve months). For purposes of this definition, any pro forma calculation shall be made in good faith by a responsible financial or accounting officer of Quebecor Media consistent with Article 11 of Regulation S-X of the Securities Act, as such Regulation may be amended.

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

        "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, (i) Back-to-Back Preferred Shares will not constitute Disqualified Stock and (ii) any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require Quebecor Media to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that Quebecor Media may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described under the caption "— Covenants — Restricted Payments." The term "Disqualified Stock" shall also include any options, warrants or other rights that are convertible into Disqualified Stock or that are redeemable at the option of the holder, or required to be redeemed, prior to the date that is 91 days after the date on which the Notes mature.

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

        "Equity Offering" means an offering by Quebecor Media of Equity Interests (other than Disqualified Stock or Back-to-Back Securities) of Quebecor Media however designated and whether voting or non-voting or an equity contribution by a direct or indirect parent company of Quebecor Media.

        "Existing Indebtedness" means Indebtedness of Quebecor Media and its Restricted Subsidiaries in existence on January 17, 2006, until such amounts are repaid.

        "Existing Indenture" means the Indenture, dated as of January 17, 2006, between the Company and U.S. Bank National Association, as trustee.

        "Fair Market Value" means, with respect to any assets (including securities), the price that could be negotiated in an arm's-length transaction, for cash, between a willing seller and willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction; provided, however, that if such assets have a Fair Market Value in excess of US$40.0 million, Fair Market Value shall be determined by the Board of Directors of Quebecor Media, as set forth in a resolution, based upon (i) approval by a majority of the disinterested members of the Board of Directors or (ii) an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing in the United States or Canada; provided, further, that no such resolution, approval or opinion shall be required in connection with any Back-to-Back Transaction.

        "GAAP" means generally accepted accounting principles, consistently applied, as in effect in Canada from time to time.

        "Government Securities" means direct obligations of, or obligations guaranteed by, the United States of America (including any agency or instrumentality thereof) and the payment for which the United States of America pledges its full faith and credit, and which are not callable or redeemable at the issuer's option.

        "Guarantee" means, as to any Person, a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness of another Person.

        "Hedging Obligations" means, with respect to any specified Person, the obligations of such Person pursuant to any Interest Rate Agreement, Currency Exchange Protection Agreement or Commodity Price Agreement.

        "Indebtedness" means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

  (1)
  representing principal of and premium, if any, in respect of borrowed money;

  (2)
  representing principal of and premium, if any, evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

  (3)
  in respect of banker's acceptances;

  (4)
  representing Capital Lease Obligations of such Person and all Attributable Debt in respect of sale and leaseback transactions entered into by such Person;

  (5)
  representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable;

  (6)
  representing the amount of all obligations of such Person with respect to the repayment of any Disqualified Stock or, with respect to any Subsidiary of such Person, any Preferred Stock (in each case, valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends); or

  (7)
  representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit, Hedging Obligations, Attributable Debt, Disqualified Stock and Preferred Stock) would appear as a liability upon the face of a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the guarantee by the specified Person of any Indebtedness of any other Person. For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Stock or Preferred Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock or Preferred Stock, such fair market value shall be determined in good faith by the Board of Directors of the issuer of such Disqualified Stock or Preferred Stock. The term "Indebtedness" will not include Back-to-Back Securities or Standard Securitization Undertakings.

        The amount of any Indebtedness described above in clauses (1) through (7) and in the preceding paragraph outstanding as of any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, and shall be:

  (1)
  the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount, and

  (2)
  the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness; provided, however, that if any Indebtedness denominated in a currency other than Canadian dollars is hedged or swapped through the maturity of such Indebtedness under a Currency Exchange Protection Agreement, the amount of such Indebtedness will be adjusted to the extent of any positive or negative value (to the extent the obligation under such Currency Exchange Protection Agreement is not otherwise included as Indebtedness of such Person) of such Currency Exchange Protection Agreement.

        "Interest Rate Agreement" means any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement or arrangement entered into for the purpose of protecting against fluctuations in interest rates with any commercial bank or other financial institution having capital and surplus in excess of US$250.0 million at the time the Interest Rate Agreement is entered into.

        "Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans or other extensions of credit (including guarantees, but excluding advances to customers or suppliers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of Quebecor Media or its Restricted Subsidiaries and endorsements for collection or deposit arising in the ordinary course of business), advances (excluding commission, travel and similar advances to officers and employees made consistent with past practices), capital contributions (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP and include the designation of a Restricted

Subsidiary as an Unrestricted Subsidiary. If Quebecor Media or any of its Restricted Subsidiaries sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Quebecor Media such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of Quebecor Media, Quebecor Media shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Investment in such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the third paragraph of the covenant described under the caption "— Covenants — Restricted Payments." The acquisition by Quebecor Media or any Restricted Subsidiary of Quebecor Media of a Person that holds an Investment in a third Person will be deemed to be an Investment by Quebecor Media or such Restricted Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the third paragraph of the covenant described under the caption "— Covenants — Restricted Payments."

        "Issue Date" means October 5, 2007.

        "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest, hypothecation, assignment for security or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or capital lease or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

        "Net Income" means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Shares dividends, excluding, however:

  (1)
  any gain (or loss), together with any related provision for taxes on such gain (or loss), realized in connection with: (a) any Asset Sale (without regard to the US$10.0 million limitation set forth in the definition thereof) or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

  (2)
  any extraordinary gain (or loss), together with any related provision for taxes on such extraordinary gain (or loss).

        "Net Proceeds" means the aggregate cash proceeds received by Quebecor Media or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (a) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, (b) any relocation expenses incurred as a result of the Asset Sale, (c) taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, (d) amounts required to be applied to the repayment of Indebtedness or other liabilities, secured by a Lien on the asset or assets that were the subject of such Asset Sale, or required to be paid as a result of such sale, (e) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP, and (f) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures of Quebecor Media or such Restricted Subsidiary as a result of such Asset Sale.

        "Non-Recourse Debt" means Indebtedness:

  (1)
  as to which neither Quebecor Media nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) other than a pledge of the Equity Interests of an Unrestricted Subsidiary, (b) is directly or indirectly liable as a guarantor or otherwise other than by virtue of a pledge of the Equity Interests of an Unrestricted Subsidiary or (c) constitutes the lender;

  (2)
  no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit, upon notice, lapse of time or both, any holder of any other Indebtedness (other than the old notes or the Notes) of Quebecor Media or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity; and

  (3)
  as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Quebecor Media or any of its Restricted Subsidiaries other than as set forth in clause (1).

        "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

        "Permitted Business" means the businesses conducted by Quebecor Media and its Subsidiaries on January 17, 2006, or anything related or ancillary thereto.

        "Permitted Holders" means one or more of the following persons or entities:

  (1)
  Quebecor Inc.;

  (2)
  any issue of the late Pierre Péladeau;

  (3)
  any trust having as its sole beneficiaries one or more of the persons listed in clause (2) above;

  (4)
  any corporation, partnership or other entity controlled, directly or indirectly, by one or more of the persons or trusts referred to in clause (2) or (3) above; and

  (5)
  Caisse de dépôt et placement du Québec, or any corporation, partnership or other entity controlled, directly or indirectly, by Caisse de dépôt et placement du Québec.

        "Permitted Investments" means:

  (1)
  any Investment in Quebecor Media or in a Restricted Subsidiary of Quebecor Media;

  (2)
  any Investment in cash or Cash Equivalents;

  (3)
  any Investment by Quebecor Media or any of its Restricted Subsidiaries in a Person, if as a result of such Investment:

  (a)
  such Person becomes a Restricted Subsidiary of Quebecor Media;

  (b)
  such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Quebecor Media or any of its Restricted Subsidiaries; or

  (c)
  such Person, which was formed solely for the purpose of acquiring assets of a Permitted Business, is upon acquisition of such assets obligated to convey or otherwise distribute assets to Quebecor Media or any of its Restricted Subsidiaries having a Fair Market Value at least equal to the Investment of Quebecor Media or such Restricted Subsidiary in such Person (net of transaction expenses);

    provided, that, in each case, such Person's primary business is, or the assets acquired by Quebecor Media or any of its Restricted Subsidiaries are used or useful in, a Permitted Business;

  (4)
  any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described under the caption "— Offers to Repurchase at the Option of Holders — Asset Sales;"

  (5)
  any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock or Back-to-Back Securities) of Quebecor Media;

  (6)
  any Investment made in connection with Hedging Obligations entered into in the ordinary course of business of Quebecor Media or any of its Restricted Subsidiaries and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, foreign currency exchange rates or commodity prices, or by reason of fees, indemnifies and compensation payable thereunder;

  (7)
  payroll, travel and similar advances to officers, directors and employees of Quebecor Media and its Restricted Subsidiaries for business-related travel expenses, moving expenses and other similar expenses that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP;

  (8)
  any Investment in connection with Back-to-Back Transactions;

  (9)
  any Investment existing on January 17, 2006, and any Investment that is an extension, modification, renewal or reinvestment of such existing Investment, provided, that, the Fair Market Value of the new Investment does not exceed the Fair Market Value of the existing Investment at the time it is extended, modified, renewed or reinvested;

  (10)
  any Investment by Quebecor Media or any Restricted Subsidiary of Quebecor Media in an Accounts Receivable Entity or any Investment by an Accounts Receivable Entity in any other Person in connection with a Qualified Receivables Transaction, so long as any Investment in an Accounts Receivable Entity is in the form of a Purchase Money Note or an Equity Interest;

  (11)
  Investments in joint ventures engaged in a Permitted Business not to exceed US$50.0 million.

  (12)
  other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made (i) since the Issue Date pursuant to this clause (12) and (without duplication) (ii) since January 17, 2006 pursuant to clause (12) of the definition "Permitted Investments" contained in the Existing Indenture, not to exceed US$100.0 million in the aggregate outstanding at any one time.

        "Permitted Liens" means:

  (1)
  Liens on the assets of Quebecor Media securing Indebtedness and other Obligations of Quebecor Media under Credit Facilities, which Indebtedness was permitted to be incurred pursuant to clause (1) of the second paragraph of the covenant described under the caption "— Covenants — Incurrence of Indebtedness and Issuance of Preferred Shares;"

  (2)
  Liens in favor of Quebecor Media;

  (3)
  Liens on property of a Person existing at the time such Person is merged with or into or consolidated or amalgamated with Quebecor Media, provided that such Liens were in existence prior to the contemplation of such merger, consolidation or amalgamation and do not extend to any assets other than those of the Person merged into or consolidated or amalgamated with Quebecor Media;

  (4)
  Liens on property existing at the time of acquisition thereof by Quebecor Media, provided that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any assets other than such property;

  (5)
  Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

  (6)
  Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant described under the caption "— Covenants — Incurrence of Indebtedness and Issuance of Preferred Shares"covering only the assets acquired with such Indebtedness;

  (7)
  Liens existing on January 17, 2006;

  (8)
  Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

  (9)
  Liens securing Permitted Refinancing Indebtedness, provided that any such Lien does not extend to or cover any property, Capital Stock or Indebtedness other than the property, shares or debt securing the Indebtedness so refunded, refinanced or extended;

  (10)
  attachment or judgment Liens not giving rise to a Default or an Event of Default;

  (11)
  Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security;

  (12)
  Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptance, surety and appeal bonds, government contracts, performance and return-of-money bonds and other Liens of a similar nature incurred in the ordinary course of business (including, without limitation, mechanics', landlords' or workmen's compensation Liens and Liens in respect of insurance or benefits and other similar Liens), in each case exclusive of Obligations for the payment of borrowed money;

  (13)
  licenses, permits, reservations, servitudes, easements, rights-of-way and rights in the nature of easements (including, without limiting the generality of the foregoing, licenses, easements, rights-of-way and rights in the nature of easements for railways, sidewalks, public ways, sewers, drains, gas or oil pipelines, steam, gas and water mains or electric light and power, or telephone and telegraph or cable television conduits, poles, wires and cables, reservations, limitations, provisos and conditions expressed in any original grant from any governmental entity or other grant of real or immovable property, or any interest therein) and zoning land use and building restrictions, by-laws, regulations and ordinances of federal, provincial, regional, state, municipal and other governmental authorities in respect of real property not interfering, individually or in the aggregate, in any material respect with the use of the affected real property for the ordinary conduct of the business of Quebecor Media or any of its Restricted Subsidiaries at such real property;

  (14)
  Liens of franchisors or other regulatory bodies arising in the ordinary course of business;

  (15)
  Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

  (16)
  Liens encumbering customary initial deposits and margin deposits, and other Liens that are within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Indebtedness under Hedging Obligations and forward contracts, options, future contracts, future options or similar agreements or arrangements, including mark-to-market transactions designed solely to protect Quebecor Media or any of its Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities;

  (17)
  Liens consisting of any interest or title of licensor in the property subject to a license;

  (18)
  Liens arising from sales or other transfers of accounts receivable which are past due or otherwise doubtful of collection in the ordinary course of business;

  (19)
  Liens on accounts receivable and related assets incurred in connection with a Qualified Receivables Transaction;

  (20)
  Liens on Capital Stock of any Unrestricted Subsidiary;

  (21)
  any extensions, substitutions, replacements or renewals of the foregoing clauses (2) through (20); and

  (22)
  Liens incurred in the ordinary course of business of Quebecor Media with respect to Obligations that do not exceed US$50.0 million at any one time outstanding.

        "Permitted Refinancing Indebtedness" means any Indebtedness of Quebecor Media or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Quebecor Media or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided, however, that:

  (1)
  the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest thereon and the amount of any reasonably determined premium necessary to accomplish such refinancing and such reasonable expenses incurred in connection therewith);

  (2)
  such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

  (3)
  if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to, the Notes on terms at least as favorable to the holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

  (4)
  if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is pari passu in right of payment with the Notes, such Permitted Refinancing Indebtedness is pari passu with, or subordinated in right of payment to, the Notes; and

  (5)
  such Indebtedness is incurred either by Quebecor Media or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

        "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

        "Preferred Shares" means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of any other class of Capital Stock issued by such Person.

        "Public Subsidiary" means any of Quebecor Media's Restricted Subsidiaries that (1) is required to file reports pursuant to the Securities Act (Ontario) and/or is required to file reports pursuant to Section 13 of the Exchange Act and (2) has Capital Stock listed or quoted on the Toronto Stock Exchange, the New York Stock Exchange or the NASDAQ National Market.

        "Purchase Money Note" means a promissory note of an Accounts Receivable Entity to Quebecor Media or any of its Restricted Subsidiaries, which note must be repaid from cash available to the Accounts Receivable Entity, other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts paid in connection with the purchase of newly generated receivables.

        "Qualified Receivables Transaction" means any transaction or series of transactions entered into by Quebecor Media or any of its Restricted Subsidiaries pursuant to which Quebecor Media or such Restricted Subsidiary transfers to an Accounts Receivable Entity (in the case of a transfer by Quebecor Media or any of its Restricted Subsidiaries) or any other Person other than Quebecor Media or any of its Subsidiaries, or grants a security interest in, any accounts receivable (whether now existing or arising in the future) of Quebecor Media or any of its Restricted Subsidiaries, and any assets related thereto, including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with an accounts receivable financing transaction; provided such transaction is on market terms at the time Quebecor Media or such Restricted Subsidiary enters into such transaction.

        "Quebecor Media Entity" means any of Quebecor Media or any of its Restricted Subsidiaries.

        "Related Party" means:

  (1)
  any controlling shareholder, 80% (or more) owned Subsidiary, or immediate family member (in the case of an individual) of any Permitted Holder; or

  (2)
  any trust, corporation, partnership or other entity, the beneficiaries, shareholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of any one or more Permitted Holder and/or such other Persons referred to in the immediately preceding clause (1).

        "Replacement Assets" means (1) non-current assets that will be used or useful in a Permitted Business; (2) if the Net Proceeds are from the sale of assets of Quebecor Media or any of its Restricted Subsidiaries or the Equity Interests of any of its Restricted Subsidiaries, substantially all the assets of a Permitted Business or a majority of the Voting Stock of any Person engaged in a Permitted Business that will become on the date of acquisition thereof a Restricted Subsidiary; or (3) if the Net Proceeds are from the sale of assets or Equity Interests of a Person other than Quebecor Media or any of its Restricted Subsidiaries, the assets of a Permitted Business or the Voting Stock of any Person engaged in a Permitted Business.

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

        "Sale and leaseback transaction" means, with respect to any Person, any transaction involving any of the assets or properties of such Person whether now owned or hereafter acquired, whereby such Person sells or transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties which such Person intends to use for substantially the same purpose or purposes as the assets or properties sold or transferred.

        "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on January 17, 2006.

        "Standard Securitization Undertakings" means representations, warranties, covenants and indemnities entered into by Quebecor Media or any of its Restricted Subsidiaries, which are customary in an accounts receivable securitization transaction.

        "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

        "Subordinated Indebtedness" means any Indebtedness of Quebecor Media or any of its Restricted Subsidiaries (whether outstanding on the Issue Date or thereafter incurred) that is, by its terms, expressly subordinate or junior in right of payment to the old notes and the Notes.

        "Subsidiary" means, with respect to any specified Person:

  (1)
  any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

  (2)
  any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

        "Tax" means any tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and any other liabilities related thereto).

        "Tax Benefit Transaction" means, for so long as Quebecor Media is a direct or indirect Subsidiary of Quebecor Inc., any transaction between a Quebecor Media Entity and Quebecor Inc. or any of its Affiliates, the primary purpose of which is to create tax benefits for any Quebecor Media Entity or for Quebecor Inc. or any of its Affiliates; provided, however, that not later than the date of any such transaction (1) if the Tax Benefit Transaction includes net consideration payable thereunder in excess of Cdn$10.0 million (or Cdn$25.0 million when aggregated with all other Tax Benefit Transactions in any 12-month period), the Quebecor Media Entity involved in the transaction obtains, or has obtained in connection with a previous similar Tax Benefit Transaction, a favorable tax ruling from a competent tax authority or a favorable tax opinion from a nationally recognized Canadian law or accounting firm having a tax practice of national standing as to the tax efficiency of the transaction for such Quebecor Media Entity; (2) if the Tax Benefit Transaction includes net consideration payable thereunder in excess of Cdn$10.0 million (or Cdn$25.0 million when aggregated with all other Tax Benefit Transactions in any 12-month period), Quebecor Media delivers to the trustee a resolution of the Board of Directors of Quebecor Media to the effect the transaction will not prejudice the noteholders, which resolution shall be based upon (a) approval by a majority of the disinterested members of such Board of Directors or (b) an opinion as to the fairness to such Quebecor Media Entity of such transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing in the United States or Canada; (3) such transaction is set forth in writing; and (4) the Consolidated Cash Flow of Quebecor Media is not reduced after giving pro forma effect to the transaction as if the same had occurred at the beginning of the most recently ended full fiscal quarter for which internal financial statements are available; provided, however, that if such transaction shall thereafter cease to satisfy the preceding requirements as a Tax Benefit Transaction, it shall thereafter cease to be a Tax Benefit Transaction for purposes of the indenture and shall be deemed to have been effected as of such date and, if the transaction is not otherwise permitted by the indenture as of such date, Quebecor Media will be in default under the indenture if such transaction does not comply with the preceding requirements or is not otherwise unwound within 45 days of that date.

        "Treasury Rate" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two business days prior to the date fixed for prepayment (or, if such Statistical Release is no longer published, any publicly available source for similar market data)) most nearly equal to the then remaining term of the notes to March 15, 2011; provided, however, that if the then remaining term of the notes to March 15, 2011 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate will be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the then remaining term of the notes to March 15, 2011 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

        "Unrestricted Subsidiary" means:

  (1)
  Nurun Inc.;

  (2)
  any Subsidiary of Quebecor Media that was designated after January 17, 2006 as an Unrestricted Subsidiary as permitted or required pursuant to the covenant described under the caption "— Covenants — Designation of Restricted and Unrestricted Subsidiaries"and is not thereafter redesignated as a Restricted Subsidiary as permitted pursuant thereto; and

  (3)
  any Subsidiary of an Unrestricted Subsidiary.

        "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

  (1)
  the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

  (2)
  the then outstanding principal amount of such Indebtedness.

        "Wholly-Owned Restricted Subsidiary" of any specified Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) will at the time be owned by such Person or by one or more Wholly-Owned Restricted Subsidiaries of such Person.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

        TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE IRS, WE INFORM YOU THAT THE UNITED STATES TAX ADVICE CONTAINED HEREIN: (I) IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING BY QUEBECOR MEDIA INC. OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN, AND (II) IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY ANY TAXPAYER, FOR THE PURPOSE OF AVOIDING UNITED STATES TAX PENALTIES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

        The following discussion is a summary of certain U.S. federal income tax consequences applicable to the exchange of the old notes for Notes pursuant to the exchange offer and the ownership and disposition of the Notes by a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential U.S. federal income tax effects. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations promulgated thereunder, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect or in existence as of the date of this prospectus. All of these are subject to change, possibly with retroactive effect, or different interpretations.

        This summary does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their specific circumstances (for example, U.S. Holders subject to the alternative minimum tax provisions of the Code) or to holders that may be subject to special rules under U.S. federal income tax law, including:

  •
  dealers in stocks, securities or currencies;

  •
  securities traders that use a mark-to-market accounting method;

  •
  banks and financial institutions;

  •
  insurance companies;

  •
  regulated investment companies;

  •
  real estate investment trusts;

  •
  tax-exempt organizations;

  •
  persons holding notes as part of a hedging or conversion transaction or a straddle;

  •
  persons deemed to sell notes under the constructive sale provisions of the Code;

  •
  persons who or that are, or may become, subject to the expatriation provisions of the Code;

  •
  persons whose functional currency is not the U.S. dollar; and

  •
  direct, indirect or constructive owners of 10% or more of our outstanding voting shares.

        The summary also does not discuss any aspect of state, local or foreign law, or U.S. federal estate and gift tax law as applicable to U.S. Holders. In addition, this discussion is limited to U.S. Holders that acquire the Notes pursuant to the exchange offer. Moreover, the discussion is limited to U.S. Holders who hold the Notes as "capital assets" within the meaning of Section 1221 of the Code (generally, property held for investment).

        For purposes of this summary, "U.S. Holder" means the beneficial holder of a Note who or that for U.S. federal income tax purposes is:

  •
  an individual citizen or resident alien of the United States;

  •
  a corporation or other entity taxable as a corporation formed in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more "U.S. persons" (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or if a valid election is in effect to be treated as a U.S. person.

        We have not sought and will not seek any rulings from the IRS with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the exchange, ownership or disposition of the Notes or that any such position will not be sustained.

        If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds the Notes, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Such partner should consult its own tax advisor as to the tax consequences of the partnership owning and disposing of the Notes.

        PROSPECTIVE U.S. INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSEQUENCES DESCRIBED BELOW TO THEIR PARTICULAR SITUATIONS AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS.

The Exchange

        The exchange of old notes for Notes will not be a taxable event to holders for U.S. federal income tax purposes. Moreover, the Notes will have the same tax attributes as the old notes, including without limitation, the same issue price, adjusted issue price, adjusted tax basis and holding period.

Interest and Original Issue Discount on the Notes

        The Notes will be treated as issued with OID in an amount equal to the difference between their "stated redemption price at maturity" (the sum of all payments to be made on the notes other than "qualified stated interest") and their issue price (as described above). A U.S. Holder generally must include OID in gross income in advance of the receipt of cash attributable to that income, regardless of the U.S. Holder's regular method of accounting for U.S. federal income tax purposes.

        The term "qualified stated interest" generally means stated interest that is unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed rate. Payments of qualified stated interest on a Note will be includible in the gross income of a U.S. Holder as ordinary interest income at the time the interest is received or accrued, depending on the U.S. Holder's method of accounting for U.S. tax purposes.

        The amount of OID that a U.S. Holder must include in income will generally equal the sum of the "daily portions"of OID with respect to the Note for each day during the taxable year or portion of the taxable year on which the U.S. Holder held such note ("accrued OID"). The daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the OID allocable to that accrual period. An "accrual period" for a note may be of any length and may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period is an amount equal to the difference between (i) the product of the Note's adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) and (ii) the amount of any qualified stated interest allocable to the accrual period. Under these rules, a U.S. Holder will generally have to include in income increasingly greater amounts of OID in successive accrual periods.

        OID allocable to a final accrual period is the difference between the amount payable at maturity (other than a payment of qualified stated interest) and the adjusted issue price at the beginning of the final accrual period. The "adjusted issue price" of a note at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period and reduced by any payments received on the notes that were not payments of qualified stated interest.

        Instead of reporting under a U.S. Holder's normal method of accounting, a U.S. Holder may elect to include in gross income all interest that accrues on a debt security by using the constant yield method applicable to OID, subject to certain limitations and exceptions. For purposes of this election, interest includes stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium.

        U.S. Holders may obtain information regarding the amount of OID, the issue price, the issue date and the yield to maturity by contacting Quebecor Media, 612 St-Jacques Street, Montréal, Québec, Canada H3C 4M8, Attention: Vice President, Legal Affairs (telephone: (514) 954-0101).

        The rules regarding OID are complex. U.S. Holders are urged to consult their own tax advisors regarding the application of these rules to their particular situation.

        A portion of the purchase price of the old notes is attributable to an amount of interest that accrued prior to the date the old notes were issued ("pre-issuance accrued interest"). In accordance with U.S. Treasury regulations, a U.S. Holder may decrease the issue price of the Note by an amount of the pre-issuance accrued interest if:

  •
  a portion of the initial purchase price of the Note is attributable to pre-issuance accrued interest,

  •
  the first stated interest payment on the Note is to be made within one year of the note's issue date, and

  •
  the first stated interest payment will equal or exceed the amount of the pre-issuance accrued interest.

        If this rule applies, under this rule, a portion of the first stated interest payment will be treated as a return of the excluded pre-issuance accrued interest and not as an amount payable on the Note.

        Interest on the Notes will constitute income from sources outside the United States and generally, with certain exceptions, for taxable years beginning on or before December 31, 2006, will be "passive income," or, for taxable years beginning after December 31, 2006, "passive category income," which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a U.S. Holder under the federal income tax laws.

        In certain circumstances we may be obligated to pay amounts in excess of stated interest or principal on the Notes. According to U.S. Treasury regulations, the possibility that any such payments in excess of stated interest or principal will be made will not affect the amount of interest income a U.S. Holder recognizes if there is only a remote chance as of the date the Notes were issued that such payments will be made. We believe the likelihood that we will be obligated to make any such payments is remote. Therefore, we did not treat the potential payment of additional amounts pursuant to the provisions related to changes in Canadian laws or regulations applicable to tax-related withholdings or deductions, the registration rights provisions, the optional redemption or change of control provisions as part of the yield to maturity of the Notes. Our determination that these contingencies are remote is binding on a U.S. Holder unless such holder discloses its contrary position in the manner required by applicable U.S. Treasury regulations. Our determination is not, however, binding on the IRS and if the IRS were to challenge this determination, a U.S. Holder may be required to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a Note before the resolution of the contingencies. In the event a contingency occurs, it could cause the amount and timing of the income recognized by a U.S. Holder to be different than as described herein. If we pay additional amounts on the Notes, U.S. Holders will be required to recognize such amounts as income.

Market Discount, Acquisition Premium, and Bond Premium

        If you have purchased old notes for an amount less than their revised issue price (which generally should be equal to the sum of the issue price of the old notes and all OID includible in income by all holders prior to your acquisition of the old notes (without regard to reduction of OID for acquisition premium), and less any cash payments on the notes other than qualified stated interest), this difference is treated as market discount. Subject to a de minimis exception, gain realized on the maturity, sale, exchange or retirement of a market discount note will be treated as ordinary income to the extent of any accrued market discount not previously recognized (including, in the case of a Note, any market discount accrued on the related old note). You may elect to include market discount in income currently as it accrues, on either a ratable or constant yield method. In that case, your tax basis in your Notes will increase by such income inclusions. An election to include market discount in income currently, once made, will apply to all market discount obligations acquired by you during the taxable year of the election and thereafter, and may not be revoked without the consent of the IRS. If you do not make such an election, in general, all or a portion of your interest expense on any indebtedness incurred or continued in order to purchase or carry Notes may be deferred until the maturity of the Notes, or certain earlier dispositions. Unless you elect to accrue market discount under a constant yield method, any market discount will accrue ratably during the period from the date of acquisition of the related outstanding note to its maturity date.

        If you have purchased old notes for an amount greater than their adjusted issue price but less than or equal to the sum of all amounts (other than qualified stated interest) payable with respect to the notes after the day of acquisition, you will have purchased the related Notes with acquisition premium. Under the acquisition premium rules, the amount of OID which you must include in your gross income for the Notes for any taxable year, or any portion of a taxable year in which you hold the Notes, generally will be reduced (but not below zero) by the portion of the acquisition premium allocated to the period.

        If you have purchased old notes for an amount greater than the sum of all amounts (other than qualified stated interest) payable with respect to the notes after the date of acquisition, you will have purchased the related Notes with amortizable bond premium. You generally will not be required to include OID in income and may elect to amortize the premium from the purchase date to the maturity date of the Notes under a constant yield method. Amortizable premium generally may be deducted against interest income on such Notes and generally may not be deducted against other income. Your basis in a Note will be reduced by any premium amortization deductions. An election to amortize premium on a constant yield method, once made, generally applies to all debt obligations held or subsequently acquired by you during the taxable year of the election and thereafter, and may not be revoked without IRS consent.

        The market discount, acquisition premium, and bond premium rules are complicated, and you are urged to consult your own tax advisor regarding the tax consequences of owning and disposing of notes with market discount, acquisition premium, or bond premium, including the availability of certain elections.

Sale, Exchange or Retirement of a Note

        A U.S. Holder generally will recognize gain or loss upon the sale, exchange (other than for Notes pursuant to the exchange offer, as discussed above, or a tax-free transaction), redemption, retirement or other taxable disposition of an old note or a Note, equal to the difference, if any, between:

  •
  the amount of cash and the fair market value of any property received (less any portion allocable to the payment of accrued interest or OID not previously included in income, which amount will be taxable as ordinary interest income); and

  •
  the U.S. Holder's adjusted tax basis in the old notes or the Notes.

        Subject to the market discount rules discussed above, any such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the note has been held or deemed held for more than one year at the time of the disposition. Long-term capital gains of noncorporate U.S. Holders, including individuals, may be taxed at preferential rates. The ability of a U.S. Holder to offset capital losses against ordinary income is limited. Any gain or loss recognized by a U.S. Holder on the sale or other disposition of a Note generally will be treated as income from sources within the United States or loss allocable to income from sources within the United States. Any loss attributable to accrued but unpaid interest will be allocated against income of the same category and source as the interest on the notes unless certain exceptions apply. A U.S. Holder's adjusted tax basis in a Note will generally equal the U.S. Holder's cost therefor, increased by any OID and market discount previously included in income and reduced by any amortized premium and any payments (other than payments constituting qualified stated interest) received on the old notes or the Notes and will not include any amount paid for pre-issuance accrued interest excluded from income as described above.

Information Reporting and Backup Withholding

        A U.S. Holder of the Notes may be subject to "backup withholding" with respect to certain "reportable payments," including interest payments and, under certain circumstances, principal payments on the notes or upon the receipt of proceeds upon the sale or other disposition of such notes. These backup withholding rules apply if the U.S. Holder, among other things:

  •
  fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalty of perjury within a reasonable time after the request for the TIN;

  •
  furnishes an incorrect TIN;

  •
  is notified by the IRS that it has failed to report properly interest or dividends; or

  •
  under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding.

        A U.S. Holder that does not provide us with its correct TIN also may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is creditable against the U.S. Holder's federal income tax liability, provided that the required information is timely furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain exempt U.S. Holders, including corporations and tax-exempt organizations, provided their exemptions from backup withholding are properly established.

        We will report to the U.S. Holders of Notes and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to these payments.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of the principal Canadian federal income tax considerations generally applicable to a purchaser of the Notes pursuant to this offering who at all relevant times, for purposes of the Income Tax Act (Canada), which we refer to as the Tax Act, deals at arm's length with, and is not affiliated with, Quebecor Media and holds the Notes as capital property. Generally, the Notes will be considered capital property to a holder provided that the holder does not hold the Notes in the course of carrying on a business and has not acquired them as part of an adventure in the nature of trade. Notes acquired by a holder that is a "financial institution" as defined in the Tax Act for purposes of the "mark-to-market" rules will not generally be held as capital property by such holder. This summary does not apply to a holder that is an "authorized foreign bank" within the meaning of the Tax Act.

        This summary is based on the current provisions of the Tax Act and the regulations thereunder, all specific proposals to amend the Tax Act and the regulations announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and counsel's understanding of the current published administrative policies and practices of the Canada Revenue Agency. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign income tax considerations which may differ from the Canadian federal income tax considerations described herein.

        This summary is not exhaustive of all Canadian federal income tax considerations that may be relevant to a particular holder of the Notes. This summary is not intended to be, and should not be interpreted as, legal or tax advice to any particular holder. Accordingly, prospective holders of the Notes should consult their own tax advisors with respect to their individual circumstances.

Residents of Canada

        The following summary is generally applicable to a holder of Notes who, at all relevant times, for purposes of the Tax Act and any applicable tax treaty or convention, is, or is deemed to be resident in Canada. Certain holders of Notes whose Notes might not otherwise qualify as capital property may make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the Notes and every "Canadian security" (as defined in the Tax Act) owned by such holder in the taxation year of election and all subsequent taxation years deemed to be capital property.

Discount

        The Notes were issued at a price which is less than the principal amount thereof (US$1,000 per Note). While the treatment of such discount for purposes of the Tax Act is not clear and the matter is not free from doubt, based on relevant jurisprudence, it may be possible to conclude that such discount is not interest and is not otherwise includable on income account for purposes of the Tax Act. However, no assurance can be given in this regard and prospective holders of Notes should consult their own tax advisors.

Interest

        A holder of the Notes that is a corporation, partnership, unit trust or a trust of which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year all interest that accrues or is deemed to accrue to such holder of the Notes to the end of that year or that becomes receivable or is received by it before the end of that year, to the extent that such interest was not included in computing the holder's income for a preceding taxation year.

        Any other holder of the Notes, including an individual, will be required to include in computing its income for a taxation year all interest on the Notes that is received or receivable by such holder in that year (depending on the method regularly followed by the holder in computing income) to the extent that such interest was not included in computing the holder's income for a preceding taxation year.

        A holder will be required to include in computing income interest on a Note that accrued from June 15, 2007 to the date of acquisition of the Note by the holder but the holder will be entitled to a deduction in computing income of an equivalent amount. The adjusted cost base to the holder of the Note will be reduced by the amount which is so deductible.

        Any premium paid by Quebecor Media to a holder because of the redemption or purchase by it of a Note before the maturity thereof will generally be deemed to be interest received at that time by the holder to the extent that such premium can reasonably be considered to relate to, and does not exceed the value at the time of redemption or purchase of, the interest that would have been paid or payable by Quebecor Media on the notes for a taxation year ending after the redemption or purchase.

Dispositions

        On a disposition or a deemed disposition of a Note (including a redemption or purchase by Quebecor Media, or a repayment at maturity), a holder will generally be required to include in computing its income for the taxation year in which the disposition occurs all interest that accrued or that is deemed to have accrued on the Note from the date of the last interest payment to the date of disposition, except to the extent that such interest has otherwise been included in the holder's income for that year or a preceding taxation year.

        In addition, the disposition or deemed disposition of a Note will generally result in a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any amount included in the holder's income as interest and any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the Note to the holder immediately before the disposition. Generally, one-half of a capital gain (a "taxable capital gain") will be included in the holder's income, and one-half of a capital loss (an "allowable capital loss") may be deducted against taxable capital gains realized by such holder in the same taxation year. Any excess of allowable capital losses over taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation years and applied against net taxable capital gains realized in such years in accordance with the detailed rules contained in the Tax Act. Capital gains realized by an individual may give rise to liability for alternative minimum tax.

Exchange of Old Notes for Notes

        The exchange of old notes for Notes under an exchange described in "The Exchange Offer" will not constitute a disposition and will not give rise to a capital gain or a capital loss.

Additional Refundable Tax

        A holder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including interest and taxable capital gains earned or realized in respect of the Notes.

Foreign Exchange

        The Notes are denominated in U.S. dollars. All amounts relating to the acquisition, holding or disposition of Notes must be converted in Canadian dollars for the purposes of the Tax Act and the regulations thereunder. A holder of Notes may realize a capital gain or loss by virtue of fluctuations in the Canadian dollar/U.S. dollar exchange rate. In addition, the Canadian dollar amount of accrued interest included in the holder's income will be affected by fluctuations in Canadian dollar/U.S. dollar exchange rates.

Non-Residents of Canada

        The following summary is generally applicable to a holder who, at all relevant times for purposes of the Tax Act and any applicable income tax treaty or convention, is not, and is not deemed to be, a resident of Canada (and has never been, or been deemed to be, a resident of Canada), does not use or hold, and is not deemed to use or hold the Notes in the course of carrying on a business in Canada, and, in the case of a non-resident holder that is an insurer, whose Notes are not designated insurance property.

Principal and Interest

        Interest (including any amounts deemed to be interest) and principal paid to a non-resident holder on the Notes will be exempt from Canadian non-resident withholding tax. No other taxes on income (including taxable capital gains) will be payable by a non-resident holder under the Tax Act in respect of the acquisition, holding, disposition or deemed disposition of the Notes or the receipt of interest or principal thereon.

Exchange of Old Notes for Notes

        The exchange of old notes for Notes by a Non-Resident Holder under the exchange offer will not constitute a taxable transaction for the purposes of the Tax Act.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of these Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Notes received in exchange for old notes where those old notes were acquired as a result of market-making activities or other trading activities. Under the registration rights agreement, we have agreed that, starting on the expiration date and ending on the sooner of 180 days after the effectiveness date of the registration statement that includes this prospectus and the date on which a participating broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any of these resales. In addition, until                                    , 2008, all dealers effecting transactions in the Notes may be required to deliver a prospectus.

        We will not receive any proceeds from any sale of Notes by broker-dealers. Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to these prevailing market prices or negotiated prices. Any of these resales may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any of these broker-dealers and/or the purchasers of any of these Notes. Any broker-dealer that resells Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of these Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit of any of these resales of Notes and any commissions or concessions received by any of these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        Until the 180th day after the effectiveness date of the registration statement that includes this prospectus or the date on which a participating broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities, whichever occurs first, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests those documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the old notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        The validity of the Notes offered by this prospectus and certain legal matters in connection with the exchange offer will be passed upon for us by Ogilvy Renault LLP, Montréal, Canada. Ropes & Gray LLP, Boston, Massachusetts, will pass upon certain matters of United States tax law.

AUDITORS

        Our consolidated balance sheets as at December 31, 2006 and 2005 and our consolidated statements of income, shareholders' equity and cash flows for the three years ended December 31, 2006 are included in this prospectus and have been audited by KPMG LLP, an independent registered public accounting firm, as indicated in their report appearing in this prospectus. The consolidated balance sheets of Osprey Media as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the two year period ended December 31, 2006 and for the period from April 15, 2004 to December 31, 2004 are included in this prospectus and have been audited by Ernst & Young LLP, an independent registered public accounting firm, as indicated in their report appearing in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form F-4 under the Securities Act with respect to the Notes offered in this prospectus. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement (including its exhibits and schedules). You should read the registration statement (including its exhibits and schedules) for more information about us, the exchange offer and the Notes. This prospectus summarizes material provisions of contracts and other documents to which we refer you. Because this prospectus may not contain all the information that you find important, you should review the full text of these documents. We have filed these documents as exhibits to the registration statement.

        We are also subject to the reporting requirements of the Exchange Act. We file reports and other information with the SEC. The public may read and copy the registration statement (including its exhibits and schedules) and the reports and other information filed by us at the SEC's Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of this Internet site is http://www.sec.gov.

        In addition, you may obtain a copy of the documents to which we refer you in this prospectus without charge upon written or oral request to: Quebecor Media Inc., 612 Saint-Jacques Street, Montreal, Québec, Canada H3C 4M8, Attention: Investor Relations, telephone number (514) 954-0101. To obtain timely delivery, you must request these documents no later than five business days before the expiration date of the exchange offer. Unless extended, the expiration date is                                    , 2008.

INDEX TO FINANCIAL STATEMENTS

Quebecor Media Inc.
Audited Annual Financial Information as at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004
Auditors' Report	F-3
Consolidated Statements of Income for the years ended December 31, 2006, 2005 and 2004	F-4
Consolidated Statements of Shareholder's Equity for the years ended December 31, 2006, 2005 and 2004	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004	F-6
Consolidated Balance Sheets as at December 31, 2006 and 2005	F-8
Notes to Consolidated Financial Statements for the years ended December 31, 2006, 2005 and 2004	F-11
Unaudited Interim Financial Information as at September 30, 2007 and for the Nine Months Ended September 30, 2007 and 2006
Consolidated Statements of Income for the three-month and nine-month periods ended September 30, 2007 and 2006	F-64
Consolidated Statements of Comprehensive Income for the three-month and nine-month periods ended September 30, 2007 and 2006	F-66
Consolidated Statements of Shareholders' Equity for the three-month and nine-month periods ended September 30, 2007 and 2006	F-67
Consolidated Statements of Cash Flows for the three-month and nine-month periods ended September 30, 2007 and 2006	F-68
Consolidated Balance Sheets as at September 30, 2007 and December 31, 2006	F-69
Notes to Unaudited Consolidated Financial Statements for the three-month and nine-month periods ended September 30, 2007 and 2006	F-70
Osprey Media Income Fund
Audited Annual Financial Information as at December 31, 2006 and 2005 and for the Years Ended December 31, 2006 and 2005 and for the period from April 15, 2004 to December 31, 2004
Auditors' Report	F-91
Consolidated Balance Sheets as at December 31, 2006 and 2005	F-92
Consolidated Statements of Operations and Deficit for the years ended December 31, 2006 and 2005 for the period from April 15, 2004 to December 31, 2004	F-93
Consolidated Statements of Cash Flows for the years ended December 31, 2006 and 2005 for the period from April 15, 2004 to December 31, 2004	F-94
Notes to Consolidated Financial Statements for the years ended December 31, 2006 and 2005 for the period from April 15, 2004 to December 31, 2004	F-95
Unaudited Interim Financial Information as at June 30, 2007 and for the Three and Six Months Ended June 30, 2007 and 2006
Consolidated Balance Sheets as at June 30, 2007 and December 31, 2006	F-117
Consolidated Statements of Operations and Deficit for the three and six months ended June 30, 2007 and 2006	F-118
Consolidated Statements of Comprehensive Loss for the three and six months ended June 30, 2007	F-118
Consolidated Statements of Cash Flows for the three and six months ended June 30, 2007 and 2006	F-119
Notes to Interim Consolidated Financial Statements for the three and six months ended June 30, 2007 and 2006	F-120

Quebecor Media
Audited Annual Financial Information as at December 31, 2005 and 2006
and for the Years Ended December 31, 2004, 2005 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS OF QUEBECOR MEDIA INC.

        We have audited the accompanying consolidated balance sheets of Quebecor Media Inc. and its subsidiaries as at December 31, 2005 and 2006 and the related consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 2004, 2005 and 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, these consolidated financial statements referred to above, present fairly, in all material respects, the financial position of the Company and its subsidiaries as at December 31, 2005 and 2006 and the results of their operations and their cash flows for the years ended December 31, 2004, 2005 and 2006 in conformity with Canadian generally accepted accounting principles.

        Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 26 to the consolidated financial statements. Also, as discussed in Note 26 to the consolidated financial statements, in 2006 the Company changed in its US GAAP reconciliation (i) its method of accounting for share-based payment; and (ii) its method of accounting for pensions and other postretirement benefits plans. As described in Note 26, the Company has restated its US GAAP reconciliation from that previously issued.

/s/ KPMG LLP
Chartered Accountants
Montreal, Canada
February 16, 2007, except as to notes 26 and 28, which are as of November 20, 2007.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2004, 2005 and 2006
(in millions of Canadian dollars)

	2004	2005	2006
Revenues	$2,462.4	$2,702.9	$3,010.9
Cost of sales and selling and administrative expenses	(1,765.2)	(1,969.3)	(2,208.1)
Amortization	(225.9)	(231.9)	(260.7)
Financial expenses (note 2)	(314.6)	(285.3)	(224.6)
Reserve for restructuring of operations, impairment of assets and other special charges (note 3)	(2.8)	0.2	(18.9)
Loss on debt refinancing (note 4)	(4.8)	(60.0)	(342.6)
Gain on sale of businesses and other assets	9.3	0.1	2.2
Impairment of goodwill and intangible assets (note 5)	—	—	(180.0)

Income (loss) before income taxes	158.4	156.7	(221.8)
Income taxes (note 7)	37.4	44.0	(52.6)

	121.0	112.7	(169.2)
Non-controlling interest	(31.7)	(16.2)	(0.4)

Income (loss) from continuing operations	89.3	96.5	(169.6)
Loss from discontinued operations (note 8)	(1.1)	—	(0.1)

Net income (loss)	$88.2	$96.5	$(169.7)

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years ended December 31, 2004, 2005 and 2006
(in millions of Canadian dollars)

	Capital Stock	Contributed surplus	Deficit	Translation adjustment	Total shareholder's equity
Balance as at December 31, 2003	$1,773.7	$3,220.6	$(2,597.8)	$(1.5)	$2,395.0
Net income	—	—	88.2	—	88.2
Dividends	—	—	(20.0)	—	(20.0)
Purchase of tax credits from a company under common control	—	(3.8)	—	—	(3.8)
Translation adjustment	—	—	—	0.5	0.5

Balance as at December 31, 2004	1,773.7	3,216.8	(2,529.6)	(1.0)	2,459.9
Net income	—	—	96.5	—	96.5
Dividends	—	—	(105.0)	—	(105.0)
Translation adjustment	—	—	—	(1.3)	(1.3)

Balance as at December 31, 2005	1,773.7	3,216.8	(2,538.1)	(2.3)	2,450.1
Net loss	—	—	(169.7)	—	(169.7)
Dividends	—	—	(23.7)	—	(23.7)
Reduction in paid-up capital	(21.3)	—	—	—	(21.3)
Purchase of tax credits from a company under common control	—	0.4	—	—	0.4
Translation adjustment	—	—	—	1.2	1.2

Balance as at December 31, 2006	$1,752.4	$3,217.2	(2,731.5)	$(1.1)	$2,237.0

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2004, 2005 and 2006
(in millions of Canadian dollars)

	2004	2005	2006
Cash flows related to operations:
Income (loss) from continuing operations	$89.3	$96.5	$(169.6)
Adjustments for:
Amortization of property, plant and equipment	218.1	225.3	251.2
Amortization of deferred charges and other assets	7.8	6.6	9.5
Impairment of goodwill and intangible assets (note 5)	—	—	180.0
Net loss on derivative instruments and on foreign currency translation on financial instruments	8.0	4.4	1.2
Loss on revaluation of the Additional Amount payable (note 14)	26.9	10.1	10.5
Loss (gain) on sale of businesses and other assets	3.1	(1.7)	(0.4)
Loss on debt refinancing (note 4)	4.8	60.0	342.6
Repayment of accrued interest on Senior Discount Notes	—	(3.0)	(197.3)
Amortization of deferred financing costs and of long-term debt discount	56.9	62.7	7.3
Future income taxes	16.5	25.0	(58.0)
Non-controlling interest	31.7	16.2	0.4
Other	(1.8)	(1.5)	0.3

	461.3	500.6	377.7
Net change in non-cash balances related to operations	38.6	(27.9)	(23.3)

Cash flows provided by continuing operations	499.9	472.7	354.4
Cash flows provided by discontinued operations	0.6	—	—

Cash flows provided by operations	500.5	472.7	354.4
Cash flows related to investing activities:
Business acquisitions, net of cash and cash equivalents (note 6)	(112.5)	(110.5)	(10.5)
Proceeds from disposal of businesses, net of cash and cash equivalents (note 8)	(7.8)	4.3	0.5
Additions to property, plant and equipment	(181.1)	(319.8)	(435.5)
Net decrease in temporary investments	94.5	59.1	39.2
Proceeds from disposal of assets	7.5	5.5	9.4
Acquisition of tax deductions from parent company (note 23)	—	—	(16.1)
Decrease (increase) in advances receivable from parent company	—	(15.9)	15.9
Proceeds from disposal of tax deductions to the parent company (note 23)	—	15.9	—
Other	(3.7)	(3.6)	(3.4)

Cash flows used in investing activities	(203.1)	(365.0)	(400.5)

Sub-total, balance carried forward	$297.4	$107.7	$(46.1)

	2004	2005	2006
Sub-total, balance brought forward	$297.4	$107.7	$(46.1)
Cash flows related to financing activities:
Net (decrease) increase in bank indebtedness	(4.2)	12.3	7.9
Net (repayments) borrowings under revolving bank facilities	(86.4)	72.2	38.4
Issuance of long-term debt, net of financing fees	389.5	200.9	1,225.8
Repayments of long-term debt and unwinding of hedging contracts	(384.9)	(315.9)	(1,201.2)
Net decrease (increase) in prepayments under cross-currency swap agreements	(184.4)	(34.1)	21.6
Dividends and reduction of Common Shares paid-up capital	(20.0)	(45.0)	(105.0)
Dividends paid to non-controlling shareholders	(5.0)	(5.2)	(4.5)
Issuance of capital stock by subsidiaries	2.6	—	0.1
Other	—	(3.6)	(0.7)

Cash flows used in financing activities	(292.8)	(118.4)	(17.6)

Net increase (decrease) in cash and cash equivalents	4.6	(10.7)	(63.7)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	0.6	(0.7)	0.4
Cash and cash equivalents at beginning of year	103.6	108.8	97.4

Cash and cash equivalents at end of year	$108.8	$97.4	$34.1

Cash and cash equivalents consist of:
Cash	$8.0	$14.9	$13.9
Cash equivalents	100.8	82.5	20.2

	$108.8	$97.4	$34.1

Additional information on the consolidated statements of cash flows:
Changes in non-cash balances related to operations (net of effect of business acquisitions and disposals):
Accounts receivable	$(10.9)	$(57.6)	$(14.5)
Inventories and investments in televisual products and movies	5.3	(20.3)	(2.7)
Accounts payable and accrued charges	15.0	43.7	(15.8)
Other	29.2	6.3	9.7

	$38.6	$(27.9)	$(23.3)

Cash interest payments	$239.6	$233.5	$446.3
Cash income taxes payments (net of refunds)	8.8	13.5	7.0

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2006
(in millions of Canadian dollars)

	2005	2006
ASSETS
Current assets:
Cash and cash equivalents	$97.4	$34.1
Temporary investments	40.6	1.4
Accounts receivable (note 9)	415.7	426.2
Income taxes	9.3	17.3
Amounts receivable from parent company and companies under common control	15.6	—
Inventories and investments in televisual products and movies (note 10)	155.5	158.7
Prepaid expenses	22.4	24.4
Future income taxes (note 7)	98.7	65.9

	855.2	728.0
Property, plant and equipment (note 11)	1,631.5	1,830.1
Future income taxes (note 7)	57.5	61.1
Other assets (note 12)	259.4	243.6
Goodwill (note 13)	3,871.9	3,721.1

	$6,675.5	$6,583.9

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness	$12.7	$20.6
Accounts payable and accrued charges	608.8	592.4
Deferred revenue	155.2	177.6
Income taxes	13.4	8.8
Dividends payable	60.0	—
Amounts payable to parent company and companies under common control	—	11.9
Additional Amount payable (note 14)	111.5	122.0
Current portion of long-term debt (note 15)	2.7	23.1

	964.3	956.4
Long-term debt (note 15)	2,530.5	2,773.0
Other liabilities (note 16)	359.3	356.5
Future income taxes (note 7)	227.0	118.9
Non-controlling interest (note 17)	144.3	142.1
Shareholders' equity:
Capital stock (note 18)	1,773.7	1,752.4
Contributed surplus	3,216.8	3,217.2
Deficit	(2,538.1)	(2,731.5)
Translation adjustment	(2.3)	(1.1)

	2,450.1	2,237.0
Commitments and contingencies (note 20)
Guarantees (note 21)
Subsequent events (note 28)

	$6,675.5	$6,583.9

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors,

(Signed) SERGE GOUIN Chairman of the Board	(Signed) JEAN LA COUTURE Director

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

Years ended December 31, 2004, 2005 and 2006
(in millions of Canadian dollars)

        Quebecor Media Inc. (the "Company") operates in the following industry segments: Cable, Newspapers, Broadcasting, Leisure and Entertainment, Interactive Technologies and Communications and Internet/Portals. The Cable segment offers television distribution, Internet, business solutions, telephony and wireless services in Canada and operates in the rental of videocassettes, digital video discs ("DVD" units) and games. The Newspapers segment includes the printing, publishing and distribution of daily and weekly newspapers in Canada. The Broadcasting segment operates French- and English-language general-interest television networks, specialized television networks, magazine publishing and movie distribution businesses in Canada. The Leisure and Entertainment segment combines book publishing and distribution, and music production and distribution in Canada and Europe. The Interactive Technologies and Communications segment offers e-commerce solutions through a combination of strategies, technology integration, IP solutions and creativity on the Internet and is active in Canada, the United States, Europe and Asia. The Internet/Portals segment operates Internet sites in Canada, including French- and English-language portals and specialized sites.

        These segments are managed separately since they all require specific market strategies. The Company assesses the performance of each segment based on income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, loss on debt refinancing, gain on sale of businesses and other assets and impairment of goodwill and intangible assets.

        On January 1, 2006, the operations of Videotron Telecom Ltd., previously the Business Telecommunications segment, were folded into the Cable segment. Accordingly, prior period figures in the Company's segmented financial information were reclassified to reflect this change.

        The accounting policies of each segment are the same as the accounting policies used for the consolidated financial statements.

        Segment income includes income from sales to third parties and inter-segment sales. Transactions between segments are negotiated and measured as if they were transactions between unrelated parties.

	2004	2005	2006
Revenues:
Cable	$937.6	$1,080.3	$1,309.5
Newspapers	888.1	915.6	928.2
Broadcasting	358.0	401.4	393.3
Leisure and Entertainment	241.7	255.4	315.8
Interactive Technologies and Communications	51.9	65.1	73.9
Internet/Portals	34.5	50.0	64.9
Head Office and inter-segment	(49.4)	(64.9)	(74.7)

	$2,462.4	$2,702.9	$3,010.9

	2004	2005	2006
Income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, loss on debt refinancing, gain on sale of businesses and other assets and impairment of goodwill and intangible assets:
Cable	$363.8	$413.3	$512.5
Newspapers	227.8	222.2	207.6
Broadcasting	80.5	53.0	42.1
Leisure and Entertainment	22.7	27.0	19.3
Interactive Technologies and Communications	2.3	3.9	7.5
Internet/Portals	4.5	10.5	13.3

	701.6	729.9	802.3
General corporate (expenses) revenues	(4.4)	3.7	0.5

	$697.2	$733.6	$802.8

Amortization:
Cable	$177.1	$179.7	$198.4
Newspapers	26.0	30.3	36.5
Broadcasting	11.9	13.7	14.3
Leisure and Entertainment	5.6	4.3	7.2
Interactive Technologies and Communications	1.7	1.7	2.3
Internet/Portals	0.7	0.8	1.1
Head Office	2.9	1.4	0.9

	$225.9	$231.9	$260.7

Additions to property, plant and equipment:
Cable	$144.5	$219.9	$302.6
Newspapers	18.8	74.0	116.3
Broadcasting	10.1	12.9	9.0
Leisure and Entertainment	3.3	7.9	3.4
Interactive Technologies and Communications	1.2	1.4	1.8
Internet/Portals	0.8	0.7	1.9
Head Office	2.4	3.0	0.5

	$181.1	$319.8	$435.5

	2005	2006
Assets:
Cable	$4,251.7	$4,253.5
Newspapers	1,503.5	1,579.2
Broadcasting	585.3	408.9
Leisure and Entertainment	183.1	178.0
Interactive Technologies and Communications	71.0	92.8
Internet/Portals	59.0	59.8
Head Office	21.9	11.7

	$6,675.5	$6,583.9

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2004, 2005 and 2006
(tabular amounts in millions of Canadian dollars, except for option data)

Quebecor Media Inc. (the "Company") is incorporated under the laws of Quebec and is a subsidiary of Quebecor Inc.

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The significant differences between generally accepted accounting principles in Canada and in the United States are described in note 26.

  (a)
  Basis of presentation:

    The consolidated financial statements include the accounts of the Company and all its subsidiaries. Intercompany transactions and balances are eliminated on consolidation.

    Certain comparative figures for the years 2004 and 2005 have been reclassified to conform to the presentation adopted for the year ended December 31, 2006.

  (b)
  Foreign currency translation:

    Financial statements of self-sustaining foreign operations are translated using the rate in effect at the balance sheet date for asset and liability items, and using the average exchange rates during the year for revenues and expenses. Adjustments arising from this translation are deferred and recorded in translation adjustment and are included in income only when a reduction in the investment in these foreign operations is realized.

    Other foreign currency transactions are translated using the temporal method. Translation gains and losses are included in financial expenses.

  (c)
  Use of estimates:

    The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Significant areas requiring the use of management estimates relate to the determination of pension and post-retirements benefits costs, key economic assumptions used in determining the allowance for doubtful accounts, the allowance for sales returns, reserves for the restructuring of operations, the useful life of assets for amortization and evaluation of expected future cash flows to be generated by those assets, the determination of the fair value of assets acquired and liabilities assumed in business combinations, implied fair value of goodwill, fair value of long-lived assets, broadcasting licences and goodwill for impairment tests purposes, provisions for income taxes and determination of future income tax assets and liabilities, and the determination of fair value of financial instruments. Actual results could differ from these estimates.

  (d)
  Impairment of long-lived assets:

    The Company reviews long-lived assets whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recognized when the carrying amount of a group of assets held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. Measurement of an impairment loss is based on the amount by which the group of assets carrying amount exceeds its fair value. Fair value is determined using quoted market prices, when available, or using accepted valuation techniques such as the discounted future cash flows method.

  (e)
  Revenue recognition:

    The Company recognizes its operating revenues when the following criteria are met:

  •
  persuasive evidence of an arrangement exists;

  •
  delivery has occurred or services have been rendered;

  •
  the seller's price to the buyer is fixed or determinable; and

  •
  the collection of the sale is reasonably assured.

    The portion of unearned revenue is recorded under "Deferred revenue" when customers are invoiced.

    Revenue recognition policies for each of the Company's main segments are as follows:

    Cable segment

    The Cable segment provides services under arrangements with multiple deliverables, which are comprised of two separate accounting units: one for subscriber services (cable connecting fees and operating services) and the other for equipment sales to subscribers including activation fees related to wireless phones.

    Cable connection fee revenues of the Cable segment are deferred and recognized as revenues over the estimated average 30-month period that subscribers are expected to remain connected to the network. The incremental and direct costs related to cable connection fees, in an amount not exceeding the revenue, are deferred and recognized as an operating expense over the same 30-month period. Operating revenues from cable and other services, such as Internet access, telephony and wireless, are recognized when services are rendered. Revenue from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered. Revenues from video rentals are recorded as revenue when services are provided. Promotion offers are accounted for as a reduction in the related service revenue when customers take advantage of the offer. Operating revenues related to service contracts are recognized in income over the life of the specific contracts on a straight-line basis over the period in which the services are provided.

    Newspapers segment

    Revenues of the Newspapers segment, derived from circulation and advertising from publishing activities, are recognized when the publication is delivered, net of provisions for estimated returns. Revenue from the distribution of publications and products is recognized upon delivery.

    Broadcasting segment

    Revenues of the Broadcasting segment derived from the sale of advertising airtime are recognized when the advertisement has been broadcast. Revenues derived from subscription to speciality television channels are recognized on a monthly basis at the time service is rendered. Revenues derived from circulation and advertising from publishing activities are recognized when publication is delivered.

    Revenues derived from the sale and distribution of film and from television program rights are recognized when the following conditions are met: (a) persuasive evidence of a sale or a licensing agreement with a customer exists and is provided solely by a contract or other legally enforceable documentation that sets forth, at a minimum (i) the licence period, (ii) the film or group of films affected, (iii) the consideration to be received for the rights transferred; (b) the film is complete and has been delivered or is available for delivery; (c) the licence period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale; (d) the arrangement fee is fixed or determinable; (e) the collection of the arrangement fee is reasonably assured.

    Theatrical revenues are recognized over the period of presentation and are based on a percentage of revenues generated by movie theatres. Revenues generated from the sale of video are recognized at the time of delivery of the videocassettes and DVDs, less a provision for future returns, or are accounted for based on a percentage of retail sales.

    Leisure and Entertainment segment

    Revenues derived from retail stores, book publishing and distribution activities are recognized on delivery of the products, net of provisions for estimated returns based on the segment's historical rate of products return.

  (f)
  Barter transactions:

    In the normal course of operations, the Newspapers, the Broadcasting and the Internet/Portals segments offer advertising in exchange for goods and services. Revenues thus earned and expenses incurred are accounted for on the basis of the fair value of the goods and services obtained.

    For the year ended December 31, 2006, the Company recorded $19.5 million of barter advertising ($17.7 million in 2005 and $13.1 million in 2004).

  (g)
  Cash and cash equivalents:

    Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value. As at December 31, 2006, these highly liquid investments consisted mainly of commercial paper and bankers' acceptance.

  (h)
  Temporary investments:

    Temporary investments are recorded at the lower of cost and market value and as at December 31, 2006, these temporary investments consisted mainly of commercial paper.

  (i)
  Trade receivable:

    The Company establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends.

  (j)
  Tax credits and government assistance:

    The Broadcasting and Leisure and Entertainment segments have access to several government programs designed to support production and distribution of televisual products and movies and magazine and book publishing in Canada. The financial aid for production is accounted for as a reduction of expenses. The financial aid for broadcast rights is applied against investments in televisual products or used directly to reduce operating expenses during the year. The financial aid for magazine and book publishing is accounted for in revenues when the conditions for acquiring the government assistance are met.

    The Interactive Technologies and Communications and Leisure and Entertainment segments receive tax credits mainly related to their research and development activities and publishing activities. These tax credits are accounted for using the cost reduction method. Under this method, tax credits related to eligible expenses are accounted for as a reduction in related costs, whether they are capitalized or expensed, in the year the expenses are incurred, as long as there is reasonable assurance of their realization.

  (k)
  Inventories:

    Inventories are valued at the lower of cost, determined by the first-in, first-out method or the weighted-average cost method, and net realizable value. Net realizable value represents the market value for all inventories, except for raw materials and supplies, for which it is replacement cost. Work in progress is valued at the pro-rata billing value of the work completed.

  (l)
  Investments in televisual products and movies:

  (i)
  Programs produced and productions in progress:

      Programs produced and productions in progress related to broadcast activities are accounted for at the lower of cost and net realizable value. Cost includes direct charges for goods and services and the share of labour and general expenses relating to each production. The cost of each program is charged to cost of sales when the program is broadcasted.

    (ii)
    Broadcast rights:

      Broadcast rights are essentially contractual rights allowing limited or unlimited broadcast of televisual products or movies. The Broadcasting segment records the broadcast rights acquired as an asset and the obligations incurred under a licence agreement as a liability when the broadcast licence period begins and all of the following conditions have been met: the cost of each program, movies or series is known or can be reasonably determined; the programs, movies or series have been accepted in accordance with the conditions of the broadcast licence agreement; the programs, movies or series are available for the first showing or telecast.

      Amounts paid for broadcast rights before all of the above conditions are met are recorded as prepaid broadcast rights.

      Broadcast rights are classified as short or long term, based on management's estimates of the broadcast period. These rights are amortized when televisual products and movies are broadcast over the contract period, based on the estimated number of showings, using an amortization method based on future revenues. This amortization is presented in cost of sales and selling and administrative expenses. Broadcast rights are valued at the lower of unamortized cost or net realizable value.

      Broadcast rights payable are classified as current or long-term liabilities based on the payment terms included in the licence.

    (iii)
    Distribution rights:

      Distribution rights relate to the distribution of televisual products and movies. The costs include costs for movies distribution rights and other operating costs incurred, which provide future economic benefits. The net realizable value of distribution rights represents the Broadcasting segment's share of future estimated revenues to be derived, net of future costs. The Broadcasting segment records an asset and a liability for the distribution rights and obligations incurred under a licence agreement when the televisual product and movie has been accepted in accordance with the conditions of the licence agreement, the televisual product or movie is available for broadcast and the cost of the licence is known or can be reasonably estimated.

      Amounts paid for distribution rights before all of the above conditions are met are recorded as prepaid distribution rights. Distribution rights are amortized using the individual film forecast computation method based on actual revenues realized over total expected revenues.

      Estimates of revenues related to television products and movies are examined periodically by Broadcasting segment management and revised as necessary. The value of unamortized costs is reduced to net realizable value, as necessary, based on this assessment. The amortization of distribution rights is presented in cost of sales and selling and administrative expenses.

  (m)
  Income taxes:

    The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in income in the period that includes the enactment or substantive enactment date. A valuation allowance is established, if necessary, to reduce any future income tax asset to an amount that is more likely than not to be realized.

  (n)
  Long-term investments:

    Investments in joint ventures are accounted for using the proportionate consolidation method. Joint ventures represent a negligible portion of the Company's operations. Investments in companies subject to significant influence are accounted for by the equity method. Portfolio investments are accounted for by the cost method. Carrying values of investments accounted for by the equity or cost method are reduced to estimated market values if there is other than a temporary decline in the value of the investment.

  (o)
  Property, plant and equipment:

    Property, plant and equipment are stated at cost, net of government grants and investment tax credits. Cost represents acquisition or construction costs, including preparation, installation and testing costs and interest incurred with respect to the property, plant and equipment until they are ready for commercial production. In the case of projects to construct and connect receiving and distribution networks of cable, cost includes equipment, direct labour and direct overhead costs. Projects under development may also be comprised of advances for equipment under construction. Expenditures for additions, improvements and replacements are capitalized, whereas maintenance and repair expenditures are expensed as incurred.

    Amortization is principally calculated on the straight-line basis over the following estimated useful lives:

Asset	Estimated useful life
Buildings	25 to 40 years
Machinery and equipment	3 to 20 years
Receiving, distribution and telecommunications networks	3 to 20 years

    Leasehold improvements are amortized over the term of the lease.

    The Company does not record an asset retirement obligation in connection with its cable distribution networks. The Company expects to renew all of its agreements with utility companies to access their support structures in the future, making the retirement date, relating to these assets, undeterminable.

  (p)
  Goodwill and other intangible assets:

    Goodwill and intangible assets with indefinite useful lives are not amortized.

    Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared to its fair value. When the fair value of a reporting unit exceeds its carrying amount, then the goodwill of the reporting unit is considered not to be impaired and the second step is not required. The second step of the impairment test is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared to its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of the reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

    Intangible assets acquired, such as broadcasting licences, that have an indefinite useful life, are also tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset to its fair value, and an impairment loss is recognized in the statement of income for the excess, if any.

    Intangible assets with definite useful lives, such as customer relationships and non-competition agreements, are amortized over their useful life using the straight-line method over a period of 3 to 10 years.

  (q)
  Deferred start-up costs and financing fees:

    Deferred start-up costs are recorded at cost and include development costs related to new specialty services and pre-operating expenditures and are amortized when commercial operations begin using the straight-line method over periods of three to five years. Financing fees related to long-term financing are amortized using the interest rate method and the straight-line method over the term of the related long-term debt.

  (r)
  Stock-based compensation:

    The compensation cost attributable to stock-based awards to employees that call for settlement in cash or other assets, at the option of the employee is recognized in operating expenses over the vesting period. Changes in the intrinsic value of the stock option awards between the grant date and the measurement date result in a change in the measurement of the liability and compensation cost. Other stock option awards to employees are measured based on the fair value of the options at the grant date and a compensation expense is recognized over the vesting period of the options, with a corresponding increase to additional contrbuted surplus. When the stock options are exercised, capital stock is credited by the sum of the consideration paid, together with the related portion previously recorded to contributed surplus.

    In the case of the employee share purchase plans of the Company's subsidiaries, the contribution paid by the subsidiary on behalf of its employees is considered a compensation expense. The contribution paid by employees for the purchase of shares is credited to the subsidiary's capital stock.

  (s)
  Derivative financial instruments:

    The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative instruments for trading purposes. Under hedge accounting, the Company documents all hedging relationships between derivatives and hedged items, its strategy for using hedges and its risk-management objective. The Company assesses the effectiveness of derivatives when the hedge is put in place and on an ongoing basis.

    The Company enters into foreign exchange forward contracts to hedge anticipated foreign-denominated equipment purchases. Under hedge accounting, foreign exchange translation gains and losses are recognized as an adjustment to the cost of property, plant and equipment or inventories, when the transaction is recorded.

    The Company enters into foreign exchange forward contracts and cross-currency swaps to hedge some of its long-term debt. Under hedge accounting, foreign exchange translation gains and losses are deferred and recorded as derivative instruments under other assets or other liabilities. The fees on forward foreign exchange contracts and on cross-currency swaps are recognized as an adjustment to interest expenses over the term of the agreement.

    The Company also enters into interest rate swaps to manage the impact of fluctuations in interest rates on its long-term debt. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. The Company designates its interest rate hedge agreements as hedges of the interest cost on the underlying debt. Interest expense on the debt is adjusted to include payments made or received under interest rate swaps.

    Some of the Company's cross-currency swap agreements repurchased in 2006 were subject to a floor limit on negative fair market value, below which the Company was required to make prepayments to reduce the lenders' exposure. Such prepayments were reimbursed by reductions in the Company's future payments under the agreements. The portion of these reimbursements related to interest was accounted for as a reduction in financial expenses. The prepayments were presented on the balance sheet as a reduction of the derivative instrument liability.

    Realized and unrealized gains or losses associated with derivative instruments that have been terminated or cease to be effective prior to maturity, are deferred under other current or non-current assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

    Derivative instruments that are ineffective or that are not designated as an hedge are reported on a market-to-market basis in the consolidated financial statements. Any change in the fair value of these derivative instruments is recorded in income.

  (t)
  Pension plans and postretirement benefits:

  (i)
  Pension plans:

      The Company offers defined benefit pension plans and defined contribution pension plans to some of its employees. Defined benefit pension plan costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro-rated on service, which incorporates management's best estimate of future salary levels, other cost escalations, retirement ages of employees and other actuarial factors. Pension plan expense is charged to operations and includes:

  •
  Cost of pension plan benefits provided in exchange for employee services rendered during the year.

  •
  Amortization of the initial net transition asset, prior service costs and amendments on a straight-line basis over the expected average remaining service period of the active employee group covered by the plans.

  •
  Interest cost of pension plan obligations, expected return on pension fund assets, and amortization of cumulative unrecognized net actuarial gains and losses in excess of 10.0% of the greater of the accrued benefit obligation or the fair value of plan assets over the expected average remaining service period of the active employee group covered by the plans.

      When an event gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement.

      Actuarial gains and losses arise from the difference between the actual rate of return on plan assets for a period and the expected rate of return on plan assets for that period, or from changes in actuarial assumptions used to determine the accrued benefit obligation.

      The Company uses the fair value at year-end to evaluate plan assets for the purpose of calculating the expected return on plan assets.

    (ii)
    Postretirement benefits:

      The Company offers health, life and dental insurance plans to some of its retired employees. The cost of postretirement benefits is determined using actuarial methods and the related benefits are funded by the Company as they become due. The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10.0% of the accrued benefit obligation over the expected average remaining service life of the active employee group covered by the plans.

2.     FINANCIAL EXPENSES:

	2004	2005	2006
Interest on long-term debt	$224.1	$212.7	$215.0
Amortization of deferred financing costs and long-term debt discount	56.9	62.7	7.3
Net loss on derivative instruments and on foreign currency
translation on financial instruments(1)	8.0	4.4	1.2
Loss on revaluation of the Additional Amount payable	26.9	10.1	10.5
Other	3.6	0.9	1.3
Investment income	(4.9)	(4.5)	(1.5)

	314.6	286.3	233.8
Interest capitalized to the cost of property, plant and equipment	—	(1.0)	(9.2)

	$314.6	$285.3	$224.6

  (1)
  During the year ended December 31, 2006, the Company recorded a loss of $4.1 million on derivative instruments for which hedge accounting is not used ($13.1 million in 2005 and $30.2 million in 2004).

3.     RESERVE FOR RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND OTHER SPECIAL CHARGES:

  2006

  (a)
  Newspapers segment

    In August 2005, the Company announced a plan to invest in two new printing facilities located in Toronto (Ontario) and Saint-Janvier-de-Mirabel (Québec). As part of the plan, Sun Media Corporation will outsource the printing of certain of its publications in Ontario and Québec to the new facilities. In 2006, a charge for contractual termination benefits of $11.0 million was recorded in connection with the elimination of production positions at The London Free Press, The Toronto Sun and at The Ottawa Sun, and inserters' positions at Le Journal de Montréal, in relation to these projects.

    In June 2006, the Newspapers segment announced a plan to restructure its news production operations by introducing new content management technologies, and streamlining the news gathering process. The

    Newspapers segment expects the restructuring to be complete by early 2007. In 2006, the Newspapers segment recorded severance costs of $2.8 million relating to the elimination of editorial positions in operations across the organization.

    Finally, in 2006, Sun Media Corporation implemented a voluntary workforce reduction program at The London Free Press and several smaller involuntary workforce reduction programs, namely at The Toronto Sun and Bowes Publishers. The Newspapers segment has recorded termination benefits of $3.2 million relating to these workforce reduction initiatives.

    Continuity of reserve for restructuring and other special charges

2006
Balance at beginning of year	$—
Work-force reduction initiatives	17.0
Payments	(4.3)

Balance at end of year	$12.7

  (b)
  Other segments

    In 2006, other segments recorded restructuring costs of $1.9 million mainly related to the elimination of management positions in the Broadcasting segment.

4.     LOSS ON DEBT REFINANCING

  (a)
  Quebecor Media Inc.

    On January 17, 2006, the Company recorded a loss of $331.6 million as a result of the refinancing of substantially all of its 11.125% Senior Notes and 13.75% Senior Discount Notes. The loss represents the excess of the consideration paid of $1.3 billion, including premiums and disbursements for unwinding hedging contracts, over the book value of the notes and the hedging contracts, and the write-off of deferred financing costs. The refinancing transactions carried out were as follows:

  •
  The Company issued new 7.75% Senior Notes of US$525.0 million in aggregate principal amount (note 15 (iii)).

  •
  The Company entered into new credit facilities comprised of (i) a five-year $125.0 million term loan "A" credit facility, (ii) a seven-year US$350.0 million term loan "B" credit facility and (iii) a new $100.0 million five-year revolving credit facility (note 15 (i)).

  •
  Videotron Ltd. borrowed $237.0 million under its existing revolving credit facility and Sun Media Corporation amended its existing credit facilities to borrow $40.0 million under a new term loan "C" maturing in 2009 (note 15 (x)).

  •
  The proceeds from new Senior Notes, the full amount of new term loans "A" and "B", the Videotron Ltd. drawing from its existing revolving credit facility and Sun Media Corporation's new term loan "C" were used to repurchase US$561.6 million in aggregate principal amount of the

    Company's 11.125% Senior Notes and US$275.6 million in aggregate principal amount at maturity of the Company's 13.75% Senior Discount Notes. Total consideration offered per US$1,000.00 principal amount of Senior Notes was US$1,083.49 and total consideration per US$1,000.00 principal amount at maturity of Senior Discount Notes was US$1,042.64, which included an early tender premium of US$30.00 per US$1,000.00 of principal, or principal amount at maturity in the case of the Discount Notes.

    On July 15, 2006, the Company repurchased the remaining balances of its 11.125% Senior Notes and 13.75% Senior Discount Notes for a total cash consideration of $39.3 million. The repurchase resulted in a loss of $10.5 million.

    On July 19, 2005, as a result of the repurchase of a first portion of its 11.125% Senior Notes and its 13.75% Discount Notes, the Company recorded a loss of $60.8 million, comprised of the excess of the consideration paid of $215.3 million, including premiums and disbursements for unwinding hedging contracts, over the carrying value of the notes and of the hedging contracts, and the write-off of related deferred financing costs. The Company repurchased US$128.2 million and US$12.1 million, respectively, in aggregate principal amounts of its Senior Notes and Senior Discount Notes. The total consideration was a fixed price of US$1,112.50 per US$1,000.00 principal amount for each Senior Note and a fixed price of US$1,007.50 per US$1,000.00 principal amount at maturity for each Discount Note, which included an early tender premium in the amount of US$30.00 per US$1,000.00 of principal, or principal amount at maturity in the case of the Discount Notes.

  (b)
  Videotron Ltd.:

    On July 15, 2005, Videotron Ltd., Cable segment, repurchased the entire aggregate principal amount of its subsidiary, CF Cable TV Inc., Senior Secured First Priority Notes, which bore interest at 9.125%, for a total cash consideration of $99.3 million, including the cost of unwinding a hedging contract. The repurchase resulted in a gain of $0.8 million.

    On November 19, 2004, the net proceeds from the issuance of a second series of the 6.875% Senior Notes (note 15 (viii)) were used to repay in full Videotron Ltd.'s term loan credit facility "C" in place as at December 31, 2003. As a result of the refinancing of the term loan, Videotron Ltd. recorded a loss of $4.8 million, comprised of a loss of $4.6 million on the marked-to-market of a derivative instrument and the write-off of $0.2 million in deferred financing costs.

  (c)
  Sun Media Corporation:

    On December 29, 2006, Sun Media Corporation made a partial repayment of US$15.0 million on its term loan"B" credit facility (note 15 (x)) and settled a corresponding portion of its hedging contracts. As a result, a loss of $0.5 million was recorded.

5.     IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS:

  During the fourth quarter of 2006, the Company completed its annual impairment test for its broadcasting licenses and goodwill. Based on the results, the Company concluded that the carrying values of the broadcasting licenses and goodwill of its Broadcasting segment were impaired. Conventional television broadcasters are experiencing pressures on their advertising revenues caused by the fragmentation of the television market. Accordingly, the Company reviewed its business plan and recorded a total impairment charge of $179.2 million: $30.8 million for one of its broadcasting licenses and $148.4 million for the goodwill.

  In addition, during the third quarter of 2006, the Broadcasting segment recorded an impairment charge of $0.8 million related to an operating licence co-owned with another entity.

6.     BUSINESS ACQUISITIONS:

  During the years ended December 31, 2004, 2005 and 2006, the Company acquired or increased its interest in several businesses and has accounted for these by the purchase method. Certain purchase price allocations related to the 2006 acquisitions are preliminary and should be finalized as soon as Company's management has gathered all the significant information believed to be available and considered necessary. The results of operations of these businesses have been included in the Company's consolidated financial statements from the dates of their respective acquisitions.

  2004

  •
  A total of 1,892,500 Class B non-voting Common Shares of TVA Group Inc. were repurchased for a cash consideration of $41.0 million, resulting in additional goodwill of $10.2 million.

  •
  All minority interests in Canoe Inc., Internet/Portals segment, directly owned by minority shareholders, were acquired for a cash consideration of $25.2 million, resulting in additional goodwill of $4.8 million.

  •
  On December 2, 2004, TVA Group Inc. and Sun Media Corporation, two subsidiaries of the Company, completed the acquisition of Sun TV (formerly Toronto 1). The purchase price paid at the closing was $43.2 million, $32.4 million of which was paid in cash by TVA Group Inc. for its 75% interest in Sun TV. Sun Media Corporation paid $2.8 million in cash and transferred its 29.9% interest in CablePulse24 (CP24), a 24-hour news station in Toronto, for its 25.0% interest in Sun TV. The balance payable of $3.6 million with respect to the final purchase price adjustment was paid in January 2007. The transfer of Sun Media Corporation's interest in CP24 resulted in a gain on disposal of $8.0 million. The acquisition resulted in goodwill of $10.7 million.

  •
  Other businesses were acquired for cash considerations totalling $13.3 million, resulting in additional goodwill of $8.8 million.

  2005

  •
  A total of 3,739,599 Class B non-voting Common Shares of TVA Group Inc., Broadcasting segment, were repurchased for a cash consideration of $81.9 million, resulting in preliminary additional goodwill of $22.3 million, which was reduced by $7.3 million in 2006 when the purchase price allocation was finalized.

  •
  On December 12, 2005, the Company acquired Sogides Ltée, a major book publishing and distribution group in Quebec, for a cash consideration of $24.0 million and an additional contingent payment of $5.0 million based on the achievement of specific conditions in 2008. This acquisition resulted in a preliminary additional goodwill of $7.8 million, which was reduced by $2.9 million in 2006 when the purchase price allocation was finalized.

  •
  Other businesses were acquired for considerations including cash of $4.6 million and the operating assets of the community newspaper Beauport Express, resulting in additional goodwill of $3.5 million.

  2006

  •
  Several businesses, mainly in the Interactive Technologies and Communications segment, were acquired for a total consideration of $14.0 million, including $12.6 million in cash and $1.4 million in Common Shares of a subsidiary, resulting in additional goodwill of $7.6 million.

  Business acquisitions are summarized as follows:

	2004	2005	2006
Assets acquired:
Cash and cash equivalents	$2.2	$—	$2.1
Non-cash current operating assets	11.4	13.0	2.5
Property, plant and equipment	15.5	8.0	0.2
Other assets	32.8	19.9	4.4
Future income taxes	20.3	—	—
Goodwill	35.0	22.9	7.6
Non-controlling interest	31.8	60.3	1.2

	149.0	124.1	18.0
Liabilities assumed:
Bank indebtedness	—	(0.4)	—
Non-cash current operating liabilities	(15.2)	(3.2)	(3.1)
Other liabilities	—	—	—
Future income taxes	(11.1)	(5.3)	(0.9)

	(26.3)	(8.9)	(4.0)

Net assets acquired at fair value	$122.7	$115.2	$14.0

Consideration:
Cash	$114.7	$110.5	$12.6
Issuance of Common Shares by Nurun Inc.	—	—	1.4
Balance payable	—	3.6	—
Community newspaper (Beauport Express)	—	1.1	—
Investment in CP24	8.0	—	—

	$122.7	$115.2	$14.0

7.     INCOME TAXES:

  Income taxes on continuing operations are as follows:

	2004	2005	2006
Current	$20.9	$19.0	$5.4
Future	16.5	25.0	(58.0)

	$37.4	$44.0	$(52.6)

  The following table reconciles the difference between the domestic statutory tax rate and the effective tax rate of the Company and its subsidiaries in the determination of consolidated net (loss) income:

	2004	2005	2006
Statutory tax rate	31.0%	31.0%	32.0%
Increase (reduction) resulting from:
Effect of provincial and foreign tax rates differences	0.2	(0.2)	—
Effect of non-deductible charges, non-taxable income and tax rate variations	4.4	4.2	4.4
Change in valuation allowance	(6.3)	(4.8)	3.5
Change in future income tax balances due to a change in enacted tax rates	—	7.6	5.8
Tax consolidation transaction with the parent company	—	(10.1)	—
Impairment of goodwill	—	—	(21.4)
Other	(5.7)	0.4	(0.5)

Effective tax rate	23.6%	28.1%	23.8%

  The tax effects of significant items comprising the Company's net future income tax positions are as follows:

	2005	2006
Loss carryforwards	$296.0	$336.1
Accounts payable and accrued charges	32.2	36.2
Deferred charges	(13.3)	10.3
Property, plant and equipment	(226.0)	(217.5)
Goodwill and other assets	(33.2)	(27.5)
Other	25.8	13.6

	81.5	151.2
Valuation allowance	(152.3)	(143.1)

Net future income tax (liabilities) assets	$(70.8)	$8.1

  The current and long-term future income tax assets and liabilities are as follows:

	2005	2006
Future income tax assets:
Current	$98.7	$65.9
Long-term	57.5	61.1

	156.2	127.0
Future income tax liabilities:
Long-term	(227.0)	(118.9)

Net future income tax (liabilities) assets	$(70.8)	$8.1

  Subsequent recognition of tax benefits relating to the valuation allowance as at December 31, 2006 will be mainly reported in the consolidated statement of income.

  As at December 31, 2006, the Company had loss carryforwards for income tax purposes available to reduce future taxable income, including $599.1 million that will expire between 2007 and 2026 and $689.5 million that can be carried forward indefinitely. Of the latter amount, $665.7 million represent capital losses to be applied against future capital gains.

  The Company has not recognized a future income tax liability for the undistributed earnings of its subsidiaries in the current or prior years since the Company does not expect to sell or repatriate funds from those investments. Any such liability cannot reasonably be determined at the present time.

8.     DISCONTINUED OPERATIONS AND BUSINESS DISPOSALS:

  Discontinued operations

  On May 25, 2004, 6.75 million Common Shares of Mindready Solutions Inc. held by Nurun Inc., Interactive Technologies and Communications segment, were sold for a cash consideration of $7.8 million, of which $4.4 million was received on the closing date of the bid and the balance of $3.4 million in February 2005. In March 2005, Nurun Inc. sold its 9.6% remaining interest in Mindready Solutions Inc. for cash proceeds of $0.4 million. The sale resulted in a loss on disposal of $0.3 million (net of income taxes and non-controlling interest) in 2004.

  As of May 25, 2004, the results of this disposed business were reclassified and disclosed in the consolidated statements of income as "Income (loss) from discontinued operations", while the cash flows related to the operations of this disposed business were reclassified and disclosed in the consolidated statements of cash flows as "Cash flows provided by discontinued operations".

9.     ACCOUNTS RECEIVABLE:

	2005	2006
Trade	$360.5	$383.3
Other	55.2	42.9

	$415.7	$426.2

10.   INVENTORIES AND INVESTMENTS IN TELEVISUAL PRODUCTS AND MOVIES:

	2005	2006
Raw materials and supplies	$32.0	$42.0
Work in progress	9.7	12.8
Finished goods	68.7	63.8
Investments in televisual products and movies	45.1	40.1

	$155.5	$158.7

11.   PROPERTY, PLANT AND EQUIPMENT:

	2005
	Cost	Accumulated amortization	Net amount
Land	$32.7	$—	$32.7
Buildings and leasehold improvements	176.6	41.9	134.7
Machinery and equipment	694.8	352.7	342.1
Receiving, distribution and telecommunication networks	1,648.3	604.6	1,043.7
Projects under development	78.3	—	78.3

	$2,630.7	$999.2	$1,631.5

	2006
	Cost	Accumulated amortization	Net amount
Land	$26.4	$—	$26.4
Buildings and leasehold improvements	185.2	48.3	136.9
Machinery and equipment	698.8	409.1	289.7
Receiving, distribution and telecommunication networks	1,952.2	756.9	1,195.3
Projects under development	181.8	—	181.8

	$3,044.4	$1,214.3	$1,830.1

12.   OTHER ASSETS:

	2005	2006
Broadcasting licenses	$109.3	$84.2
Deferred financing costs, net of accumulated amortization	42.6	33.6
Investments in televisual products and movies	28.0	29.4
Customer relationships and non-competition agreements, net of accumulated amortization	21.9	27.4
Deferred connection costs	15.5	18.2
Derivative instruments	11.7	16.7
Long-term investments	11.2	13.0
Deferred pension charge (note 24)	8.2	9.5
Other	11.0	11.6

	$259.4	$243.6

13.   GOODWILL:

  For the years ended December 31, 2004, 2005 and 2006, the changes in the carrying amounts of goodwill were as follows:

	2004
	Balance as at December 31, 2003	Business acquisitions (disposals)	Adjustment of purchase price allocation and other	Balance as at December 31, 2004
Cable	$2,661.1	$5.2	$(84.5) (1)	$2,581.8
Newspapers	1,010.8	0.4	—	1,011.2
Broadcasting	165.0	20.3	—	185.3
Leisure and Entertainment	43.6	1.0	(5.5)	39.1
Interactive Technologies and Communications	—	2.8	0.3	3.1
Internet/Portals	25.7	4.8	—	30.5

Total	$3,906.2	$34.5	$(89.7)	$3,851.0

  (1)
  Recognition of tax benefits not recognized as at the business acquisition date.

	2005
	Balance as at December 31, 2004	Business acquisitions (disposals)	Adjustment of purchase price allocation and other	Balance as at December 31, 2005
Cable	$2,581.8	$—	$—	$2,581.8
Newspapers	1,011.2	1.0	(10.2) (1)	1,002.0
Broadcasting	185.3	22.3	(0.5)	207.1
Leisure and Entertainment	39.1	7.8	—	46.9
Interactive Technologies and Communications	3.1	1.3	(0.8)	3.6
Internet/Portals	30.5	—	—	30.5

Total	$3,851.0	$32.4	$(11.5)	$3,871.9

	2006
	Balance as at December 31, 2005	Business acquisitions (disposals)	Impairment	Adjustment of purchase price allocation and other	Balance as at December 31, 2006
Cable	$2,581.8	$(0.1)	$—	$—	$2,581.7
Newspapers	1,002.0	0.5	—	—	1,002.5
Broadcasting	207.1	—	(148.4)	(7.3)	51.4
Leisure and Entertainment	46.9	(0.6)	—	(2.9)	43.4
Interactive Technologies and Communications	3.6	6.7	—	0.9	11.2
Internet/Portals	30.5	0.4	—	—	30.9

Total	$3,871.9	$6.9	$(148.4)	$(9.3)	$3,721.1

14.   ADDITIONAL AMOUNT PAYABLE:

  The value of the Additional Amount payable resulting from the repurchase of the redeemable preferred shares of a subsidiary in 2003 fluctuates based on the market value of the Company's Common Shares. Until the Company is listed on a stock exchange, the value of the Additional Amount payable is based on a formula established as per the repurchase agreement. At the date of the transaction, both parties had agreed to an initial value of $70.0 million. As at December 31, 2006, the Additional Amount payable is valued at $122.0 million ($111.5 million as at December 31, 2005). Changes in the amount payable are recorded as financial expenses in the statement of income. The Additional Amount payable matures on December 15, 2008. The holder has had the right to require payment at any time since December 15, 2004. If the Company files a prospectus for an initial public offering, the holder has the right to require the Company to pay the Additional Amount payable by delivering 3,740,682 Common Shares of the Company, adjusted to take into account certain shareholders' equity transactions. The Company holds an option to pay this Additional Amount in cash, for a period of 30 days following each of June 15, 2007 and June 15, 2008. The Company may, under certain conditions and if its shares are publicly traded at that time, pay the Additional Amount by delivering 3,740,682 Common Shares to the holder.

15.   LONG-TERM DEBT:

	Effective interest rate as at December 31, 2006	Year of maturity	2005	2006
Quebecor Media Inc.:
Bank credit facilities (i)	7.09%	2011 - 2013	$—	$520.6
Other credit facility (ii)	4.77%	2015	—	59.2
Senior Notes (iii)	7.75%	2016	—	611.8
Senior Notes (iv)	—%	2011	672.0	—
Senior Discount Notes (v)	—%	2011	316.1	—

			988.1	1,191.6
Videotron Ltd. and its subsidiaries (vi):
Bank credit facility (vii)	5.21%	2009	—	49.0
Senior Notes (viii)	6.59%	2014	769.2	769.1
Senior Notes (ix)	6.44%	2015	202.5	203.1

			971.7	1,021.2
Sun Media Corporation and its subsidiaries (vi):
Bank credit facilities (x)	6.92%	2008 - 2009	231.1	250.8
Senior Notes (xi)	7.88%	2013	235.2	236.0

			466.3	486.8
TVA Group Inc. and its subsidiaries (vi):
Revolving bank loan (xii)	5.46%	2010	107.1	96.5

			2,533.2	2,796.1
Less current portion:
Quebecor Media Inc.			—	20.0
Sun Media Corporation and its subsidiaries			2.7	3.1

			$2,530.5	$2,773.0

  (i)
  In January 2006, the Company entered into new bank credit facilities comprised of (i) a $125.0 million term loan "A" credit facility, bearing interest at bankers' acceptance rate, London Interbanking Offered Rate ("LIBOR") or Canadian prime rate, plus a premium determined by a leverage ratio, and maturing in January 2011, (ii) a US$350.0 million term loan "B" credit facility, bearing interest at US prime rate, plus a premium of 1.0%, or at LIBOR, plus a premium of 2.0%, and maturing in January 2013, and (iii) a new $100.0 million revolving credit facility, bearing interest at bankers' acceptance rate, LIBOR or Canadian prime rate, plus a premium determined by a leverage ratio, and maturing in January 2011. Financing fees of $2.1 million were paid. These new credit facilities contain covenants concerning certain financial ratios and restricting the declaration and payment of dividends and other distributions. They are collateralized by liens on all of the movable property and assets of the Company (primarily shares of its subsidiaries), now owned or hereafter acquired. As at December 31, 2006, the carrying value of the Company's assets guaranteeing the credit facilities was $5,317.0 million. The Company shall repay the term loan "A" in quarterly repayments equal to 2.5% of the principal amount during the first three years term, 5.0% in the fourth year and 12.5% in the fifth year term. It shall repay the principal amount of its term loan "B" in quarterly repayments of 0.25% of the principal amount and the balance at the end of the term. The Company has fully hedged the foreign currency risk associated with the new term "B" loan by using cross-currency interest rate swaps, under which all payments have been set in Canadian dollars.

    As at December 31, 2006, no amount had been drawn on the revolving credit facility, while $115.6 million and US$347.4 million were drawn down on the term "A" and "B" credit facilities, respectively.

  (ii)
  In April 2006, the Company entered into a long-term committed credit facility with Société Générale (Canada) for the Canadian dollar equivalent of €59.4 million, bearing interest at bankers' acceptance rate, plus a premium, and maturing in 2015. The facility is secured by all the property and assets of the Company, now owned and hereafter acquired. This facility mostly contains the same covenants as the bank facilities described in (i).

  (iii)
  In January 2006, the Company issued new Senior Notes of US$525.0 million in aggregate principal amount, before issuance fees of $9.0 million. The notes bear interest at 7.75% and mature in March 2016. These notes contain certain restrictions on the Company, including limitations on its ability to incur additional indebtedness and pay dividends or make other distributions. The notes are unsecured and are redeemable at the option of the Company at a decreasing premium, commencing on March 15, 2011. The Company has fully hedged the foreign currency risk associated with the new Senior Notes by using cross-currency interest rate swaps, under which all payments have been set in Canadian dollars.

  (iv)
  The Senior Notes were repurchased during the year (note 4 (a)).

  (v)
  The Senior Discount Notes were repurchased during the year (note 4 (a)).

  (vi)
  The debts of these subsidiaries are non-recourse to the parent company, Quebecor Media Inc.

  (vii)
  The credit facility of $450.0 million is a revolving credit facility maturing in November 2009 and bears interest at bankers' acceptance or Canadian prime rates, plus a margin, depending on Videotron Ltd.'s leverage ratio. The credit facility is secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of Videotron Ltd. and its subsidiaries. As at December 31, 2006, the carrying value of assets guaranteeing the credit facility of Videotron Ltd. was $4,253.5 million. The credit facility contains covenants such as maintaining certain financial ratios and some restrictions on the payment of dividends and asset acquisitions and dispositions.

  (viii)
  In October 2003, a first series of Senior Notes was issued at discount for net proceeds of US$331.9 million, before issuance fees of US$5.7 million. In November 2004, a second series of Senior Notes was issued at premium on their face amount of US$315.0 million resulting in gross proceeds of US$331.0 million before accrued interest and issuance fees of US$6.2 million. These notes bear interest at a rate of 6.875%, payable every six months on January 15 and July 15, and mature in January 2014. The notes contain certain restrictions on Videotron Ltd., including limitations on its ability to incur additional indebtedness, and are unsecured. The Senior Notes are guaranteed by specific subsidiaries of Videotron Ltd. Videotron Ltd. has fully hedged the foreign currency risk associated with the Senior Notes by using cross-currency interest rate swaps, under which all payments were set in Canadian dollars. The notes are redeemable, in whole or in part, at any time on or after January 15, 2009, at a decreasing premium.

  (ix)
  On September 16, 2005, Senior Notes were issued at discount for net proceeds of US$174.1 million, before issuance fees of $3.8 million. These notes bear interest at a rate of 6.375% payable every six months on December 15 and June 15, and mature on December 15, 2015. The notes contain certain restrictions for Videotron Ltd., including limitations on its ability to incur additional indebtedness, and are unsecured. The Senior Notes are guaranteed by specific subsidiaries of Videotron Ltd. Videotron Ltd. has fully hedged the foreign currency risk associated with the Senior Notes by using cross-currency interest rate swaps, under which all payments were set in Canadian dollars. The notes are redeemable, in whole or in part, at any time on or after December 15, 2010, at a decreasing premium.

  (x)
  The bank credit facilities amended on January 17, 2006, are comprised of (i) a revolving credit facility amounting to $75.0 million, maturing in 2008, (ii) a term loan "B" credit facility amounting to US$230.0 million maturing in 2009, and (iii) a new term loan "C" credit facility amounting to $40.0 million entered into in January 2006 and maturing in 2009. The credit facilities are collateralized by liens on all of the property and assets of Sun Media Corporation and its operating subsidiaries, now owned or hereafter acquired. The bank credit facilities contain covenants concerning certain financial ratios and restrictions on the declaration and payment of dividends and other distributions. As at December 31, 2006, the carrying value of assets guaranteeing the bank credit facilities was $1,579.2 million. Any amount borrowed under the revolving credit facility bears interest at Canadian bankers' acceptance and/or Canadian prime rate plus an applicable margin determined by financial ratios. Advances under the term loan "B" credit facility bear interest at LIBOR plus a margin of 1.75% per annum (margin was reduced by 0.25% to 1.75% on April 27, 2006), or at US prime rate plus a margin of 0.75% per annum, while advances under the term "C" credit facility bear interest at Canadian bankers' acceptance rate plus a margin of 1.50% per annum or Canadian prime rate plus a margin of 0.50% per annum. Sun Media Corporation has fully hedged the foreign currency risk associated with the term "B" loan by using cross-currency interest rate swaps, under which all payments were set in Canadian dollars. As at December 31, 2006, no amount had been drawn on the revolving credit facility, while US$181.4 million and $39.3 million were drawn down on the term loans "B" and "C" credit facilities, respectively.

  (xi)
  The Senior Notes were issued at discount for net proceeds of US$201.5 million, before issuance fees of US$4.1 million. These notes bear interest at a rate of 7.625% and mature in 2013. The notes contain certain restrictions for Sun Media Corporation, including limitations on its ability to incur additional indebtedness and to make other distributions, and are unsecured. The Senior Notes are guaranteed by specific subsidiaries of Sun Media Corporation Inc. Sun Media Corporation has fully hedged the foreign currency risk associated with the Senior Notes by using cross-currency interest rate swaps and a foreign exchange forward contract, under which all payments were set in Canadian dollars. The notes are redeemable, in whole or in part, at any time on or after February 15, 2008, at a decreasing premium.

  (xii)
  The revolving term bank loan of a maximum of $160.0 million bears interest at the prime rate of a Canadian chartered bank or bankers' acceptances rates, plus a variable margin determined by certain financial ratios. In 2005, the revolving term loan maturity as extended to June 15, 2010. The credit facility contains certain restrictions, including the obligation to maintain certain financial ratios.

  Certain debts of the Company and its subsidiaries contain restrictions on the payment of dividends. On December 31, 2006, the Company and its subsidiaries were in compliance with all debt covenants.

  Principal repayments on long-term debt over the next years are as follows:

2007	$23.1
2008	26.6
2009	326.8
2010	160.7
2011	26.7
2012 and thereafter	2,232.2

16.   OTHER LIABILITIES:

	2005	2006
Derivative instruments	$261.0	$231.3
Accrued stock-based compensation	32.8	57.2
Accrued post-retirement benefits liability (note 24)	30.3	32.3
Deferred revenues	23.4	24.0
Accrued pension benefits liability (note 24)	7.2	4.7
Other	4.6	7.0

	$359.3	$356.5

17.   NON-CONTROLLING INTEREST:

  Non-controlling interest represents the interest of non-controlling shareholders in the participating shares of the Company's subsidiaries. As at December 31, 2006, the most significant non-controlling interests were as follows:

		Non-controlling interest
Subsidiary	Segment	% voting	% equity
TVA Group Inc.	Broadcasting	0.08%	54.76%
Nurun Inc.	Interactive Technologies and Communications	42.26%	42.26%

18.   CAPITAL STOCK:

  (a)
  Authorized capital stock:

    An unlimited number of Common Shares, without par value;

    An unlimited number of Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are to be determined by the Board of Directors prior to each issue;

  •
  An unlimited number of Cumulative First Preferred Shares, Series A ("Preferred A Shares"), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

  •
  An unlimited number of Cumulative First Preferred Shares, Series B ("Preferred B Shares"), carrying a fixed cumulative preferential dividend generally equivalent to the Company's credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Company;

  •
  An unlimited number of Cumulative First Preferred Shares, Series C ("Preferred C Shares"), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

  •
  An unlimited number of Cumulative First Preferred Shares, Series D ("Preferred D Shares"), carrying an 11.00% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

  •
  An unlimited number of Cumulative First Preferred Shares, Series F ("Preferred F Shares"), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company.

    An unlimited number of Preferred Shares, Series E ("Preferred E Shares"), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Company.

  (b)
  Issued capital stock:

	Common Shares
	Number	Amount
Balance as at December 31, 2004 and 2005	123,602,807	$1,773.7
Reduction of paid-up capital	—	(21.3)

Balance as at December 31, 2006	123,602,807	$1,752.4

    In 2006, the Company reduced its Common Share paid-up capital by $21.3 million in the form of cash distributions to its shareholders.

    As at December 31, 2006, Sun Media Corporation and its subsidiaries, Newspaper segment, owned 235,000 Preferred A Shares (990,000 Preferred A Shares in 2005) and 320,000 Preferred F Shares (255,000 Preferred F Shares in 2005), for a total amount of $555.0 million (1,245.0 million in 2005), and 9101-0835 Quebec Inc., Leisure and Entertainment segment, owned 275,000 Preferred C Shares (147,950 Preferred C Shares in 2005) for an amount of $275.0 million (147.9 million in 2005). These shares are eliminated on consolidation.

  (c)
  Transactions during the year:

    2004

    On January 14, 2004, the Company redeemed 450,000 Preferred A Shares owned by Sun Media Corporation for an amount of $450.0 million.

    On January 16, June 1 and October 7, 2004, the Company issued 70,000, 100,000 and 100,000 Preferred C Shares respectively, for a total amount of $270.0 million, to 9101-0835 Québec Inc.

    On January 16, 2004, the Company issued 1,100,000 Preferred D Shares, for an amount of $1,100.0 million, to Vidéotron (1998) ltée. On December 16, 2004, the Company redeemed the shares for an amount of $1,100.0 million.

    On November 30, 2004, the Company issued one Preferred E share, for an amount of $3.6 million to Sun Media Corporation and its subsidiaries. On the same day, the Company redeemed the shares for an amount of $3.6 million.

    2005

    On January 14, 2005, the Company redeemed 150,000 Preferred A Shares for an amount of $150.0 million from Sun Media Corporation and its subsidiaries and issued 255,000 Preferred F Shares for an amount of $255.0 million to Sun Media Corporation and its subsidiaries.

    On March 9, 2005 and April 29, 2005, the Company issued 61,950 Preferred C Shares respectively, to 9101-0835 Quebec inc. for a total amount of $61.9 million. On August 2, 2005, the Company redeemed 184,000 Preferred C Shares for an amount of $184.0 million.

    2006

    On June 12 and December 28, 2006, the Company redeemed 255,000 and 500,000 Preferred A Shares, respectively, owned by Sun Media Corporation and its subsidiaries, for a total amount of $755.0 million. On the same respective days, the Company issued 120,000 Preferred F shares for an amount of $120.0 million and redeemed 55,000 Preferred F shares for an amount of $55.0 million to Sun Media Corporation and its subsidiaries.

    On April 25, April 30, June 9 and June 29, 2006, the Company issued 25,000, 44,000, 50,000 and 40,000 Preferred C Shares respectively, for a total amount of $159.0 million, to 9101-0835 Québec Inc. On October 12, 2006, the Company redeemed 31,950 Preferred C Shares owned by 9101-0835 Quebec inc. for an amount of $32.0 million.

19.   STOCK-BASED COMPENSATION PLANS:

  (a)
  Quebecor Media Inc. stock option plan:

    Under a stock option plan established by the Company, 6,185,714 Common Shares of the Company were set aside for officers, senior employees, directors and other key employees of the Company and its subsidiaries. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common Shares of Quebecor Media Inc. at the date of grant, as determined by its Board of Directors (if the Common Shares of Quebecor Media Inc. are not listed on a stock exchange at the time of the grant) or the five-day weighted average closing price ending on the day preceding the date of grant of the Common Shares of the Company on the stock exchanges where such shares are listed at the time of grant. Unless authorized by the Company Compensation Committee in the context of a change of control, no options may be exercised by an optionee if the shares of the Company have not been listed on a recognized stock exchange. Should the Common Shares of Quebecor Media Inc. have not been so listed on March 1, 2008, optionees may exercise from March 1 to March 30, from June 1 to June 29, from September 1 to September 29 and from December 1 to December 30 of each year, starting March 1, 2008, their right to receive an amount in cash (equal to the difference between the fair market value, as determined by the Company's Board of Directors, and the exercise price of their vested options) or, subject to certain stated conditions, Common Shares of Quebecor Media Inc. Except under specific circumstances, and unless the Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25.0% vesting on the second anniversary of the date of grant;

    and (iii) equally over three years with the first 33.0% vesting on the third anniversary of the date of grant.

    The following table gives summary information on outstanding options granted as at December 31, 2005 and 2006:

	2005		2006
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance at beginning of year	3,135,040	$17.99	3,228,321	$18.90
Granted	255,630	28.96	795,393	31.60
Cancelled	(162,349)	17.13	(241,947)	21.86

Balance at end of year	3,228,321	$18.90	3,781,767	$21.38

Vested options at end of year	939,965	$17.20	1,639,460	$17.59

    The following table gives summary information on outstanding options as at December 31, 2006:

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price
$15.19 to 21.77	2,752,905	6.00	$17.96	1,612,837	$17.43
22.98 to 33.41	1,028,862	9.04	30.56	26,623	26.80

$15.19 to 33.41	3,781,767	6.82	$21.38	1,639,460	$17.59

    For the year ended December 31, 2006, a charge of $24.4 million related to the plan is included in income ($10.8 million in 2005 and $15.1 million in 2004).

  (b)
  TVA Group Inc. plans:

  (i)
  Stock option plan for senior executives and directors

      Under this stock option plan, 1,400,000 Class B shares of TVA Group Inc. have been set aside for senior executives and directors of TVA Group Inc. and its subsidiaries. The terms and the conditions of options granted are determined by TVA Group Inc.'s Compensation Committee. The subscription price of an option cannot be less than the closing price of Class B shares on the Toronto Stock Exchange the day before the option is granted. Options granted under the plan may generally vest over a five-year period on the basis of 25% each year, starting on the second anniversary of the grant. The term of an option cannot exceed 10 years. Holders of options under the plan have the choice, at the time of exercising their options, to opt to receive from TVA Group Inc. a cash payment equal to the number of shares corresponding to the options exercised, multiplied by the difference between the market value and the purchase price of the shares under the option. The market value is defined by the average closing market price of the Class B share for the last five trading days preceding the date on which the option was exercised.

      On December 13, 2006, the Board of Directors adopted a resolution amending the stock option plan. One of these amendments provides that, except under specific circumstances, and unless the Compensation Committee decides otherwise, options will vest over a five-year period in accordance with one of the following vesting schedules as determined by the Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33% vesting on the third anniversary of the grant. The proposed amendments to the stock option plan are subject to the approval of TVA Group Inc.' shareholders and the Toronto Stock Exchange.

      The following table gives details on changes to outstanding options for the years ended December 31, 2005 and 2006:

	2005		2006
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance at beginning of year	215,000	$19.81	310,177	$20.27
Granted	115,630	20.85	503,684	15.62
Exercised	(6,000)	14.00	(27,500)	14.00
Cancelled	(14,453)	20.85	(296,666)	17.36

Balance at end of year	310,177	$20.27	489,695	$17.59

Vested options at end of year	72,500	$18.50	31,625	$20.75

      The following table gives summary information on outstanding options as at December 31, 2006:

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price
$14.00 to 18.85	295,564	9.34	$15.44	—	$—
18.86 to 25.20	194,131	7.85	20.87	31,625	20.75

$14.00 to 25.20	489,695	8.75	$17.59	31,625	$20.75

      Had the vested options been exercised as at December 31, 2006, Quebecor Media Inc.'s interest in TVA Group Inc. would have decreased from 45.24% to 45.23% (45.23% to 45.11% as at December 31, 2005).

      No charge was recorded for the TVA Group Inc. plan for the year ended December 31, 2006 (a charge reversal of $0.1 million in 2005 and a charge of $0.2 million in 2004).

    (ii)
    Share purchase plan for executives and employees

      In 1998, TVA Group Inc. introduced a share purchase plan relating to 375,000 TVA Group Inc. Class B shares for its executives and a share purchase plan relating to 375,000 TVA Group Inc. Class B shares for its employees. The plans provide that participants can acquire shares on certain terms related to their salary. The shares can be acquired at a price equal to 90% of the average closing market price of TVA Group Inc. Class B shares. The plans also provide financing terms free of interest. No Class B shares were issued under the plans during the years ended December 31, 2006, 2005 and 2004. The remaining balance that may be issued under the share purchase plan for executives is 332,643 TVA Group Inc. Class B shares as at December 31, 2006 and 2005. The remaining balance that may be issued under the share purchase plan for employees is 229,753 TVA Group Inc. Class B shares as at December 31, 2006 and 2005.

    (iii)
    Deferred share unit plan

      In 2000, TVA Group Inc. introduced a long-term profit sharing plan for certain members of senior management of TVA Group Inc., and its subsidiaries. The deferred share units ("DSU's") are redeemable only upon termination of the participant's employment. The redemption price is payable in cash or, at TVA Group Inc.'s discretion, in Class B shares of TVA Group Inc. or by a combination of cash and shares. Under this plan, a maximum of 25,000 Class B shares of TVA Group Inc. can be issued. No DSUs were issued under this plan during the years ended December 31, 2006, 2005 and 2004.

20.   COMMITMENTS AND CONTINGENCIES:

  (a)
  Leases and purchasing agreements:

    The Company rents premises and equipment under operating leases and has entered into long-term commitments to purchase services, capital equipment, and distribution and broadcasting rights that call for total future payments of $297.5 million. The minimum payments for the coming years are as follows:

	Leases	Other commitments
2007	$39.6	$103.1
2008	33.6	22.1
2009	26.6	10.9
2010	20.6	2.1
2011	11.9	0.5
2012 and thereafter	26.5	—

    Operating lease expenses amounted to $35.1 million, $42.4 million and $44.8 million for the years ended December 31, 2004, 2005 and 2006, respectively.

  (b)
  Other commitments:

    As part of the acquisition of Group TVA Inc. in 2001 and Sun TV in 2004, the Company is committed, over period ending in 2012, to invest $58.2 million in the Canadian TV industry and in the Canadian communications industry to promote Canadian TV content and the development of communications. As at December 31, 2006, $8.6 million remained to be invested.

  (c)
  Contingencies:

    On March 13, 2002, legal action was initiated by the shareholders of a cable company against Videotron Ltd., Cable segment. They contend that Videotron Ltd. did not honor its commitment related to a stock purchase agreement signed in August 2000. The plaintiffs are requesting compensation totalling $26.0 million. Videotron Ltd.'s management claims the suit is not justified and intends to vigorously defend its case in Court.

    A number of other legal proceedings against the Company and its subsidiaries are still outstanding. In the opinion of the management of the Company and its subsidiaries, the outcome of these proceedings is not expected to have a material adverse effect on the Company's results or its financial position.

21.   GUARANTEES:

  In the normal course of business, the Company enters into numerous agreements containing guarantees including the following:

  Operating leases:

  The Company has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Company terminate these leases prior to term (or at the end of these lease term) and should the fair value of the assets be less than the guaranteed residual value, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, the Company has provided guarantees to the lessor of certain premise leases, with expiry dates through 2015. Should the lessee default under the agreement, the Company must, under certain conditions, compensate the lessor. As at December 31, 2006, the maximum exposure with respect to these guarantees is $16.2 million and no liability has been recorded in the consolidated balance sheet since the Company does not expect to make any payments pertaining to these guarantees.

  Business and asset disposals:

  In the sale of all or part of a business or an asset, in addition to possible indemnification relating to failure to perform covenants and breach of representations or warranties, the Company may agree to indemnify against claims related to its past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay to guaranteed parties. The Company has not accrued any amount in respect of these items in the consolidated balance sheet.

  Outsourcing companies and suppliers:

  In the normal course of its operations, the Company enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Company agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the Company provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated financial statements with respect to these indemnifications.

22.   FINANCIAL INSTRUMENTS:

  The Company is exposed to risks relating to foreign exchange fluctuations and is as well as risks relating to interest rate fluctuations. To reduce these risks, the Company and its subsidiaries use derivative financial instruments. None of these instruments is held or issued for speculative purposes.

  (a)
  Description of derivative financial instruments:

  (i)
  Foreign exchange forward contracts:

Currencies (sold/bought)	Maturing	Average exchange rate	Notional amount
Quebecor Media Inc.
$ / Euro	Less than 1 year	1.4459	$25.1
$ / CHF	Less than 1 year	0.9265	14.9
Sun Media Corporation
$ / US$	February 15, 2013	1.5227	312.2
Videotron Ltd. and its subsidiaries:
$ / US$	Less than 1 year	1.1152	50.4

    (ii)
    Cross-currency interest rate swaps:
	Period covered	Notional amount	Annual effective interest rate	Annual nominal interest rate	CDN dollar exchange rate of interest and capital payments per one US dollar
Quebecor Media Inc.:
Senior Notes	2006 to 2016	US$525.0	7.39%	7.75%	1.1600
Term loan B credit facilities	2006 to 2009	US$198.9	6.27%	LIBOR +2.00%	1.1625
Term loan B credit facilities	2009 to 2013	US$198.9	Bankers' acceptances 3 months +2.22%	LIBOR +2.00%	1.1625
Term loan B credit facilities	2006 to 2013	US$148.9	6.44%	LIBOR +2.00%	1.1625
Videotron Ltd. and its subsidiaries:
Senior Notes	2004 to 2014	US$190.0	Bankers' acceptances 3 months +2.80%	6.875%	1.2000
Senior Notes	2004 to 2014	US$125.0	7.45%	6.875%	1.1950
Senior Notes	2003 to 2014	US$200.0	Bankers' acceptances 3 months +2.73%	6.875%	1.3425
Senior Notes	2003 to 2014	US$135.0	7.66%	6.875%	1.3425
Senior Notes	2005 to 2015	US$175.0	5.98%	6.375%	1.1781
Sun Media Corporation and its subsidiaries:
Senior Notes	2003 to 2008	US$155.0	8.17%	7.625%	1.5227
Senior Notes	2008 to 2013	US$155.0	Bankers' acceptances 3 months +3.70%	7.625%	1.5227
Senior Notes	2003 to 2013	US$50.0	Bankers' acceptances 3 months +3.70%	7.625%	1.5227
Term-loan B credit facility	2003 to 2009	US$181.4	Bankers' acceptances 3 months +2.29%	LIBOR plus 1.75%	1.5175

      The cross-currency swap agreements settled as part of the refinancing of the Company's debts on January 17, 2006, were subject to a floor limit on negative fair market value, below which the Company was required to make prepayments to limit the exposure of the counterparties. Such prepayments were offset by equal reductions in the Company's commitments under the agreements. The Company was required to make prepayments of $75.9 million in 2005 and $197.7 million in 2004 under this provision.

      Also, certain cross-currency interest rate swaps entered into by the Company and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then-market value.

  (b)
  Fair value of financial instruments:

    The carrying amount of cash and cash equivalents, temporary investments, accounts receivable, bank indebtedness, accounts payable and accrued charges, dividend payable, amounts payable to the parent company and companies under common control and the Additional Amount payable approximates their fair value since these items will be realized or paid within one year or are due on demand.

    Carrying value and fair value of other financial instruments as at December 31, 2005 and 2006 are as follows:

	2005		2006
	Carrying value	Fair value	Carrying value	Fair value
Quebecor Media Inc.
Long-term debt	$(988.1)	$(1,078.8)	$(1,191.6)	$(1,206.3)
Cross-currency interest rate swaps	(21.5)	(261.3)	3.8	(17.8)
Foreign exchange forward contracts	—	(1.8)	2.2	2.2
Videotron Ltd. and its subsidiaries
Long-term debt	(971.7)	(967.4)	(1,021.2)	(1,010.6)
Interest rate swaps	(0.9)	(0.9)	—	—
Cross-currency interest rate swaps	(73.7)	(135.0)	(71.8)	(141.1)
Foreign exchange forward contract	—	(0.2)	—	2.1
Sun Media Corporation and its subsidiaries
Long-term debt	(466.3)	(476.1)	(486.8)	(492.9)
Cross-currency interest rate swaps and foreign exchange forward contract	(154.1)	(186.5)	(148.8)	(176.1)
TVA Group Inc. and its subsidiaries
Long-term debt	(107.1)	(107.1)	(96.5)	(96.5)

    The fair value of the financial liabilities are estimated based on discounted cash flows using year-end market yields or market value of similar instruments with the same maturity. The fair value of the derivative financial instruments is estimated using year-end market rates, and reflects the amount the Company would receive or pay if the instruments were closed out at those dates.

  (c)
  Credit risk management:

    The Company is exposed to credit losses resulting from defaults by counterparties when using financial instruments.

    When the Company enters into derivative contracts, the counterparties (either foreign or Canadian) must have at least credit ratings in accordance with the Company's credit risk management policy and are subject to concentration limits. The Company does not foresee any failure by counterparties in meeting their obligations.

    In the normal course of business, the Company continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As at December 31, 2006, no customer balance represented a significant portion of the Company's consolidated trade receivables. The Company establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends.

    The Company believes that its product-lines and the geographic diversity of its customer base is instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Company does not believe that it is exposed to an unusual level of customer credit risk.

23.   RELATED PARTY TRANSACTIONS:

  During the year, the Company made purchases and incurred rent charges from companies under common control and from affiliated companies in the amount of $86.9 million ($88.4 million in 2005 and $75.1 million in 2004), included in the cost of sales and selling and administrative expenses. The Company made sales to companies under common control and to an affiliated company in the amount of $18.1 million ($21.7 million in 2005 and $11.1 million in 2004). These transactions were concluded and accounted for at the exchange value.

  In 2005, the Company acquired certain assets from Quebecor World Inc., a company under common control, for a cash consideration of $3.3 million. The transaction was recorded at the carrying value of the assets transferred.

  In 2004, the Cable segment purchased some of the Quebecor World Inc.'s information technology (IT) infrastructure equipment of Quebecor World Inc., a company under common control, at a cost of $3.0 million, as part of an IT outsourcing long-term agreement signed between the parties. Both the price of the equipment transferred and revenues from this outsourcing agreement are accounted for at the exchange value.

  Quebecor Inc. (the "parent company") has entered into management arrangements with the Company. Under these management arrangements, the parent company and the Company provide each other management services on a cost reimbursement basis. The expenses subject to reimbursement include the salaries of the Company's executive officers who also serve as executive officers of the parent company. Also, in connection with the Company's previous credit facility, which was secured by the Company's shareholders, an annual security fee equivalent to 1% of the credit facility was charged to the Company by its shareholders. The new credit facilities, entered into in January 2006, are not secured by the Company's shareholders. In 2006, the Company received an amount of $3.0 million, which is included as a reduction in selling and administrative expenses ($3.0 million in 2005 and 2004) and the Company has incurred management and security fees of $1.1 million ($2.2 million in 2005 and $1.8 million in 2004) with the shareholders.

  In addition, the Company incurred rent expense with a subsidiary of a shareholder and with a shareholder of the parent company for an amount of $2.7 million ($2.6 million in 2005 and $3.7 million in 2004).

  During the year ended December 31, 2006, Nurun Inc., Interactive Technologies and Communications segment, received interest of $0.9 million ($0.8 million in 2005 and $0.7 million in 2004) from Quebecor Inc. As at December 31, 2006, cash and cash equivalents totalling $20.2 million ($22.3 million as at December 31, 2005) have been invested on a revolving basis in Quebecor Inc. under the terms of an agreement for the consolidation of bank operations. These advances on demand bear interest at prime rate less 1.4%.

  During the years ended December 31, 2006 and 2004, some of the Company's subsidiaries acquired tax benefits amounting to $6.5 million and $12.9 million, respectively, from Quebecor World Inc., a company under common control, that were recorded as income taxes receivable. These transactions allowed the

  Company to realize a gain of $0.4 million and $0.1 million (net of non-controlling interest), respectively, which was recorded as contributed surplus.

  On December 14, 2005, the Company entered into a tax consolidation transaction by which the Company has transferred to its parent company $192.0 million of capital losses for a cash consideration of $15.9 million. In addition, in 2006, Quebecor Inc., the parent company, transferred to the Company's subsidiary, Sun Media Corporation, $74.2 million of non-capital losses in exchange of a cash consideration of $16.1 million. These transactions were recorded at the exchange amounts. As a result, the Company has recorded a reduction of $15.9 million of its income tax expense in 2005 and expects to reduce its income tax expense by $8.4 million in the future.

24.   PENSION PLANS AND POSTRETIREMENT BENEFITS:

  The Company maintains various flat-benefit plans, final-pay plans with indexation features from none to 2%, and defined contribution plans. The Company's policy is to maintain its contribution at a level sufficient to cover benefits. Actuarial valuations of the Company's numerous pension plans were performed once at least in the last three years and the next required valuations will be performed at least over the next three years.

  The Company provides postretirement benefits to eligible employees. The costs of these benefits, which are principally health care, are accounted for during the employee's active service period.

  The following tables give a reconciliation of the changes in the plans' benefit obligations and the fair value of plan assets for the years ended December 31, 2005 and 2006, and a statement of the funded status as at those dates:

	Pension benefits		Postretirement benefits
	2005	2006	2005	2006
Change in benefit obligations:
Benefit obligations at beginning of year	$444.9	$555.9	$35.5	$40.4
Service costs	15.3	22.1	1.8	1.3
Interest costs	27.7	29.0	2.2	1.9
Plan participants' contributions	10.4	11.7	—	—
Actuarial loss	68.7	1.8	4.5	1.3
Benefits and settlements paid	(16.7)	(25.6)	(1.2)	(1.7)
Plan amendments	5.6	0.7	—	(3.1)
Curtailment gain	—	—	(2.4)	—
Other	—	0.2	—	0.6

Benefit obligations at end of year	$555.9	$595.8	$40.4	$40.7

Change in plan assets:
Fair value of plan assets at beginning of year	$421.8	$480.8	$—	$—
Actual return on plan assets	47.2	68.5	—	—
Employer contributions	18.1	25.0	1.2	1.7
Plan participants' contributions	10.4	11.7	—	—
Benefits and settlements paid	(16.7)	(25.6)	(1.2)	(1.7)

Fair value of plan assets at end of year	$480.8	$560.4	$—	$—

  The plan assets are comprised of:

	2005	2006
Equity securities	55.8%	59.8%
Debt securities	43.4	36.5
Other	0.8	3.7

	100.0%	100.0%

  As at December 31, 2006, plan assets included shares of the parent company and of a company under common control representing an amount of $2.5 million ($2.7 million as at December 31, 2005).

	Pension benefits		Postretirement benefits
	2005	2006	2005	2006
Reconciliation of funded status:
Excess of benefit obligations over fair value of plan assets at end of year	$(75.1)	$(35.4)	$(40.4)	$(40.7)
Unrecognized actuarial loss	81.1	47.9	12.3	13.0
Unrecognized net transition (asset) obligation	(5.7)	(5.2)	0.5	0.5
Unrecognized prior service cost (benefit)	18.1	17.0	(2.7)	(5.1)
Valuation allowance	(17.4)	(19.5)	—	—

Net amount recognized	$1.0	$4.8	$(30.3)	$(32.3)

  Included in the above benefit obligations and fair value of plan assets at year-end are the following amounts in respect of plans that are not fully funded:

	Pension benefits		Postretirement benefits
	2005	2006	2005	2006
Benefit obligations	$(549.5)	$(585.5)	$(40.4)	$(40.7)
Fair value of plan assets	473.6	548.8	—	—

Funded status — plan deficit	$(75.9)	$(36.7)	$(40.4)	$(40.7)

  Amounts recognized in the consolidated balance sheets are as follows:

	Pension benefits		Postretirement benefits
	2005	2006	2005	2006
Accrued benefit liability	$(7.2)	$(4.7)	$(30.3)	$(32.3)
Deferred pension charge	8.2	9.5	—	—

Net amount recognized	$1.0	$4.8	$(30.3)	$(32.3)

  Components of the net benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2004	2005	2006	2004	2005	2006
Service costs	$11.9	$15.3	$22.1	$1.5	$1.8	$1.3
Interest costs	26.2	27.7	29.0	1.9	2.2	1.9
Actual return on plan assets	(38.6)	(47.2)	(68.5)	—	—	—
Current actuarial loss	6.6	68.7	1.8	2.6	4.5	1.3
Current prior service costs (benefits)	0.3	5.6	0.7	—	—	(3.1)
Curtailment loss (gain) and other	—	—	—	1.9	(1.6)	—

Elements of net benefit costs before adjustments to recognize the long-term nature and valuation allowance	6.4	70.1	(14.9)	7.9	6.9	1.4
Difference between actual and expected return on plan assets	9.2	15.1	33.0	—	—	—
Deferral of amounts arising during the period:
Actuarial loss	(6.6)	(68.7)	(1.8)	(2.6)	(4.5)	(1.3)
Prior service costs	(0.3)	(5.6)	(0.7)	—	—	3.1
Amortization of previously deferred amounts:
Actuarial loss	1.3	(0.2)	2.0	—	(0.1)	0.6
Prior service costs (benefits)	1.2	1.6	1.8	(0.3)	(0.3)	(0.7)
Transitional obligations	(0.5)	(0.5)	(0.5)	0.1	0.1	—

Total adjustments to recognize the long-term nature of benefit costs	4.3	(58.3)	33.8	(2.8)	(4.8)	1.7
Valuation allowance	2.6	1.0	2.1	—	—	—

Net benefit costs	$13.3	$12.8	$21.0	$5.1	$2.1	$3.1

  The expense related to defined contribution pension plans amounted to $10.9 million in 2006 ($9.7 million in 2005 and $10.3 million in 2004).

  The total cash amount paid or payable for employee future benefits for all plans, consisting of cash contributed by the Company to its funded pension plans, cash payment directly to beneficiaries for its unfunded other benefit plans, and cash contributed to its defined contribution plans, totalled $37.6 million for the year ended December 31, 2006 ($29.0 million in 2005 and $28.3 million in 2004).

  The weighted average rates used in the measurement of the Company's benefit obligations as at December 31, 2004, 2005 and 2006 and current periodic costs are as follows:

	Pension benefits			Postretirement benefits
	2004	2005	2006	2004	2005	2006
Benefit obligations
Rates as at year-end:
Discount rate	6.00%	5.00%	5.00%	6.00%	5.00%	5.00%
Rate of compensation increase	3.50	3.50	3.50	3.50	3.50	3.50
Current periodic costs
Rates as at preceding year-end:
Discount rate	6.25%	6.00%	5.00%	6.25%	6.00%	5.00%
Expected return on plan assets(1)	7.75	7.50	7.25	—	—	—
Rate of compensation increase	3.50	3.50	3.50	3.50	3.50	3.50

  (1)
  After management and professional fees.

  The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 8.6% at the end of 2006. The cost, as per an estimate, is expected to decrease gradually for the next nine years to 5.0% and remain at that level thereafter. A one-percentage point change in the assumed health care cost trend would have the following effects:

	Postretirement benefits
Sensitivity analysis	1% increase	1% decrease
Effect on service and interest costs	$0.6	$(0.4)
Effect on benefit obligations	6.6	(5.1)

25.   RATES SUBJECT TO CRTC REGULATION

  The Cable segment operations are subject to rate regulations on certain services based on geographical regions, mainly by the Broadcasting Act (Canada) and the Telecommunications Act (Canada), both managed by the Canadian Radio-television and Telecommunication Commissions. Accordingly, the Cable segment's operating revenues could be affected by changes in regulations or decisions made by this regulating body. The Company does not select accounting policies that would differ from GAAP, even though the Company is subject to these regulations.

26.   SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES:

  The Company's consolidated financial statements are prepared in accordance with GAAP in Canada, which differ in some respects from those applicable in the United States and additional disclosures required by U.S. GAAP and certain applicable SEC rules, pursuant to Item 18 of Form 20F. The following tables set forth the impact of material differences between GAAP in Canada and in the United States on the Company's consolidated financial statements:

  Restatement of U.S. GAAP Reconciliation Note to Financial Statements Relating to Accounting for Fair Value Hedge Relationships

  The following 2004, 2005 and 2006 U.S. GAAP financial information from the consolidated statements of income, comprehensive loss and consolidated balance sheets have been restated to reflect certain adjustments to previously reported financial information for the correction of an error related to the accounting for certain fair value hedge relationships.

  As described in Note 26 (iii), the Company has entered into fair value hedges of its debt with derivative instruments. The accounting for a fair value hedge in accordance with GAAP in the United States requires that the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk, be recognized currently in earnings. The Company has determined that the adjustment to the carrying value of the debt (hedged item) attributable to the hedged risks was calculated and recorded incorrectly in previously presented financial information calculated in accordance with GAAP in the United States due to a misinterpretation of the applicable GAAP in the United States.

  The following tables summarize the effects of the adjustments on previously reported financial information.

  Consolidated statements of income and comprehensive income:

	2004	2005	2006
Decrease in change in fair value and ineffective
portion of derivative instruments	$(14.2)	$(18.5)	$(10.5)
Decrease in income tax expense	—	6.1	3.0

Net decrease of net income and comprehensive income	$(14.2)	$(12.4)	$(7.5)

  Consolidated balance sheets:

	December 31, 2004	December 31, 2005	December 31, 2006
Increase in long term debt	$14.1	$32.5	$43.1
Decrease in future income tax liabilities	—	(6.1)	(9.1)
Increase in deficit	14.1	26.4	34.0

  Adjustment to unaudited interim financial information calculated in accordance with U.S. GAAP:

	First quarter 2006	Second quarter 2006	Third quarter 2006	Fourth quarter 2006
Decrease in change in fair value and ineffective portion of derivative instruments	$(2.5)	$(2.3)	$(2.3)	$(3.4)
Decrease in income tax expense	0.9	0.5	0.9	0.7

Net decrease of net income and comprehensive income	$(1.6)	$(1.8)	$(1.4)	$(2.7)

  (a)
  Consolidated statements of income:

	2004	2005	2006
	(restated)	(restated)	(restated)
Net income (loss), as reported in the consolidated statements of income per GAAP in Canada	$88.2	$96.5	$(169.7)
Adjustments:
Development, pre-operating and start-up costs (i)	(2.1)	(1.3)	(0.7)
Pension and postretirement benefits (ii)	0.9	2.1	0.9
Change in fair value and ineffective portion
of derivative instruments (iii)	(7.6)	(7.2)	71.6
Stock-based compensation (iv)	—	—	(4.8)
Income taxes (v), (vi)	(4.4)	37.2	(40.1)
Non-monetary transactions (vii)	—	1.5	—
Other	6.9	—	—

Net income (loss), as adjusted per GAAP in the United States (in Canadian dollars)	$81.9	$128.8	$(142.8)

  (b)
  Comprehensive (loss) income:

    The application of GAAP in the United States requires the disclosure of comprehensive (loss) income in a separate financial statement, which includes net (loss) income as well as revenues, charges, gains and losses recorded directly to equity. The details of the comprehensive loss are as follows:

	2004	2005	2006
	(restated)	(restated)	(restated)
Net income (loss), as adjusted per GAAP in the United States	$81.9	$128.8	$(142.8)
Pension and post-retirement benefits (ii)	(4.4)	(18.8)	17.6
Derivative instruments (iii)	(105.7)	(22.0)	132.0
Translation adjustment(1)	0.5	(1.3)	1.2
Income taxes (v), (vi)	2.2	73.3	(64.4)

Comprehensive (loss) income per GAAP in the United States	$(25.5)	$160.0	$(56.4)

    (1)
    Change of the year

    Accumulated other comprehensive loss as at December 31, 2004, 2005 and 2006 is as follows:

	2004	2005	2006
Pension and post-retirement benefits (ii)	$(11.4)	$(30.2)	$(52.3)
Derivative instruments (iii)	(154.4)	(176.4)	(44.4)
Translation adjustment	(1.0)	(2.3)	(1.1)
Income taxes (ii), (v), (vi)	4.5	77.8	25.8

Accumulated other comprehensive loss at end of year	$(162.3)	$(131.1)	$(72.0)

  (c)
  Consolidated balance sheets:

	2005		2006
	Canada	United States	Canada	United States
		(restated)		(restated)
Goodwill	$3,871.9	$3,868.0	$3,721.1	$3,717.1
Other assets	259.4	251.9	243.6	197.1
Current liabilities	(964.3)	(964.3)	(956.4)	(945.9)
Long-term debt	(2,530.5)	(2,498.3)	(2,773.0)	(2,743.2)
Other liabilities	(359.3)	(684.5)	(356.5)	(470.9)
Future income tax liabilities	(227.0)	(97.7)	(118.9)	(81.0)
Non-controlling interest	(144.3)	(144.0)	(142.1)	(137.1)
Contributed surplus (vi), (viii)	(3,216.8)	(3,386.4)	(3,217.2)	(3,395.2)
Deficit	2,538.1	2,753.7	2,731.5	2,920.3
Accumulated other comprehensive loss	2.3	131.1	1.1	72.0

  (i) Under GAAP in Canada, certain development and pre-operating costs that satisfy specified criteria for recoverability are deferred and amortized. Also, under GAAP in Canada, certain start-up costs incurred in connection with various projects have been recorded in the consolidated balance sheets under the item "Other assets", and are amortized over a period not exceeding five years. Under GAAP in the United States, these costs must be included in income as incurred.

  (ii) Under GAAP in the United States, Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158) was issued in 2006 and requires the recognition in the balance sheet of the over or under funded positions of defined benefit pension and other postretirement plans, along with a corresponding non-cash adjustment, which will be recorded in the accumulated other comprehensive loss. The SFAS 158 was adopted prospectively on December 31, 2006 and did not have an impact on the Company's consolidated statement of income.

  Under GAAP in the United States, for 2006 and prior years, if the accumulated benefit obligation exceeded the fair value of a pension plan's assets, the Company was required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which was recorded in accumulated other comprehensive loss. The additional minimum liability concept has been eliminated with the adoption of SFAS 158.

  On the adoption of SFAS 158, an adjustment of $27.3 million was recorded as a component of the ending balance of accumulated other comprehensive loss as at December 31, 2006 to reflect the unfunded status of benefit plans and the reversal of the minimum pension liability that was recognized in accordance with SFAS 87. In addition, adjustments were recorded to increase other liabilities by $54.2 million, decrease future income tax liabilities by $12.4 million and to decrease non-controlling interest by $14.5 million.

  Under GAAP in Canada, a company is not required to recognize the over or under funded positions or to recognize an additional minimum liability. However, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. GAAP in the United States does not provide for a valuation allowance against pension assets.

  (iii) Under GAAP in United States, Statement of Financial Accounting Standards No.133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value. In accordance with SFAS 133, for derivative instruments designated as fair value hedges, such as certain cross-currency interest rate swaps of Videotron Ltd. and Sun Media Corporation, changes in the fair value of the derivative instrument are substantially offset in the statement of income by changes in the fair value of the hedged item. For derivative instruments designated as cash flow hedges, such as the Company's cross-currency interest rate swaps and certain cross-currency interest rate swaps or forward exchange contracts of Videotron Ltd. and Sun Media Corporation, the effective portion of any hedge is reported in other comprehensive income (loss) until it is recognized in income during the same period in which the hedged item affects income, while the current ineffective portion of hedges is recognized in the statement of income each period.

  Under GAAP in Canada, derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions.

  Further differences result from the different transition rules and timing of the adoption of the current standards in Canada and in the United States for derivative financial instruments and hedge accounting.

  (iv) Under GAAP in the United States, the Company adopted the new standards of FASB No. 123(R), Share-Based Payments (SFAS 123(R)) in 2006. In accordance with SFAS 123(R), the liability related to stock-based awards that call for settlement in cash or other asset, must be measured at its fair value based on the fair value of stock options awards, and shall be remeasured at the end of each reporting period through settlement. Prior to 2006, the Company used the intrinsic value method for the liability related to its stock option plan. Under Canadian GAAP, the liability is measured and remeasured based on the intrinsic value of the stocks options awards instead of the fair value.

  (v) This adjustment represents the tax impact of United States GAAP adjustments. Furthermore, the Company concluded, in 2005, that the realization of future income tax assets related to its derivative financial instruments was now considered "more likely than not". Consequently, the tax benefits are recognized since that period in the statement of income and in the statement of comprehensive income.

  (vi) The Company entered into a tax consolidation transactions by which in 2006, the parent company transferred to the Company's subsidiary, Sun Media Corporation, non-capital losses in exchange for a cash consideration of $16.1 million and by which in 2005, the Company has transferred to its parent company capital losses for a cash consideration of $15.9 million (note 7). Under GAAP in Canada, these transactions were recorded in accordance with CICA Handbook 3840, Related Party Transactions. It resulted in the recognition of a deferred credit of $8.4 million in 2006 and in a reduction of $15.9 million of the Company's income tax expense in 2005. Under GAAP in the United States, since these transactions related to assets transfer between a subsidiary and its parent company, the difference between the carrying value of the tax benefits transferred and the cash consideration received or paid were recognized in contributed surplus.

  (vii) In April 2005, Sun Media Corporation, Newspaper segment, exchanged a community publication for another community publication. Under GAAP in the United States, this exchange of businesses is recorded in accordance with FASB Statement No. 141, Business Combinations and the cost of the purchase should be determined as the fair value of the consideration given or the fair value of the net assets or equity interest received, whichever is more reliably measurable. Under GAAP in Canada, since this exchange of businesses is a non-monetary transaction, it is accounted for in accordance with CICA Handbook 3830, Non-monetary Transactions, and recorded at the carrying value of the asset or service given up in the exchange adjusted by any monetary consideration received or given.

  Accordingly, under GAAP in the United States, this transaction resulted in a gain on disposal of a publication and also resulted in an increase of the purchase price of the publication acquired.

  (viii) Under GAAP in Canada, in 2003, the Company recorded a gain on repurchase of redeemable preferred shares of a subsidiary of $153.7 million in the statement income. Under GAAP in the United States, this gain is recognized in contributed surplus.

  (ix) The adjustments to comply with GAAP in the United States, with respect to the consolidated statements of cash flows for the years ended December 31, 2004, 2005 and 2006 would have no effect on cash provided by operations, cash used in financing activities and cash used in investing activities.

  (d)
  Additional disclosures required under GAAP in the United States

  (i)
  Pension and post-retirement plans

      Under GAAP in the United States, a narrative description of investment policies and strategies and of the basis used to determine the overall expected long-term rate-of-return-on-assets assumption must be disclosed.

      The expected long-term rate-of-return-on-assets assumption is selected by first identifying the expected range of long-term rates of return for each major asset class. Expected long-term rates of return are developed based on long-term historical averages and current expectations of future returns. In addition, consideration is given to the extent active management is employed in each class and to inflation rates. A single expected long-term rate of return on plan assets is then calculated by weighting each asset class.

      The Company's investment strategy for plan assets takes into account a number of factors, including the time horizon of the pension plans' obligations and the investment risk. For each of the plans, an allocation range by asset class is developed whereby a mix of equities and fixed-income investments is used to maximize the long-term return of plan assets. Third party investment managers are employed to invest assets in both passively-indexed and actively-managed strategies and investment risk is monitored on an ongoing basis.

      The Company determines its assumption for the discount rate to be used for purposes of computing annual service and interest casts based on an index of high-quality corporate bond-yield and matched-funding yield curve analysis as of the measurement date.

      Also, under GAAP in the United States, information about the future expected cash flows for pension plans must be disclosed. The expected employer contributions to the Company's defined benefit pension plans and post-retirement benefits plans will be $23.5 million in 2007 and the expected benefit payments over the next years will be as follows:

2007	$21.6
2008	21.8
2009	22.5
2010	23.9
2011	25.1
2012 to 2017	153.7

      Under GAAP in the United States, the amount of accumulated benefit obligation related to pension and post-retirement benefits plans must be disclosed. As at December 31, 2005 and 2006, the accumulated benefit obligation for all plans was of $505.2 million and $589.0 million, respectively; while the accumulated benefit obligation related to plans that are not fully funded was $499.2 million and $585.4 million as at the same respective dates.

      The components of amounts related to pension plans included in accumulated other comprehensive income as of December 31 are as follows:

	2004	2005	2006
Minimum pension liability	$(11.4)	$(37.0)	$—
Net unfunded status of benefit plans
Net actuarial loss	—	—	(42.7)
Net prior service cost	—	—	(17.0)
Non-controlling interest	—	6.8	14.0

	$(11.4)	$(30.2)	$(45.7)

    The components of amounts related to post-retirement plans included in accumulated other comprehensive income as of December 31, 2006 are as follows:

2006
Net unfunded status of benefit plans
Net actuarial loss	(11.5)
Net prior service benefit	5.1
Net transition obligation	(0.7)
Non-controlling interest	0.5

$(6.6)

    (ii)
    Allowance for doubtful accounts

      Under GAAP in the United States, the allowance for doubtful accounts must be disclosed. The allowance for doubtful accounts, which is recorded as a reduction of accounts receivable amounted to $19.8 million and $21.5 million as at December 31, 2005 and 2006, respectively.

    (iii)
    Accounts payable and accrued liabilities

      Under SEC requirements, items which comprise more than 5% of total current liabilities must be disclosed separately. Accrued interest expenses of $82.6 million and $47.0 million and employees' salaries and dues of $101.7 million and $116.2 million as at December 31, 2005 and 2006, respectively, are included in accounts payable and accrued charges.

    (iv)
    Statement of cash flows

      The disclosure of a subtotal of the amount of cash flows provided by operations before net change in non-cash balances related to operations in the consolidated statement of cash flows is permitted under GAAP in Canada while it is not allowed by GAAP in the United States.

    (v)
    Advertising costs

      Under GAAP in the United States and GAAP in Canada, advertising costs are expensed as incurred and amounted to $54.4 million, $65.8 million and $72.1 million during the years ended December 31, 2004, 2005 and 2006, respectively.

    (vi)
    Statement of income

      Under GAAP in the United States, cost of sales and other expenses must be disclosed separately in the statement of income. These costs are as follows:

	2004	2005	2006
Cost of sales	$1,130.2	$1,233.8	$1,377.8
General, selling and administrative expenses	635.0	735.5	830.3

	$1,765.2	$1,969.3	$2,208.1

    (vii)
    Derivative instruments

      Under GAAP in the United States, the amount of ineffectiveness related to fair value and cash flow hedges must be disclosed separately. The Company recorded ineffectiveness losses related to its fair value hedges of $5.7 million in 2004, $3.4 million in 2005 and $5.7 million in 2006. The Company recorded ineffectiveness losses for its cash flow hedges of $0.6 million in 2004 and $15.1 million in 2005 and an ineffectiveness gain of $13.3 million in 2006.

      The reconciliation of the beginning and ending accumulated comprehensive derivative gain (loss) related to cash flow hedges is as follows:

Accumulated comprehensive derivative gain as at December 31, 2003	$(48.7)
Reclassification to income	0.3
Effective portion of hedges	(106.0)

Accumulated comprehensive derivative gain as at December 31, 2004	(154.4)
Reclassification to income	29.2
Effective portion of hedges	(51.2)

Accumulated comprehensive derivative loss as at December 31, 2005	(176.4)
Reclassification to income	156.1
Effective portion of hedges	(22.4)

Accumulated comprehensive derivative loss as at December 31, 2006	(42.7)

      No significant amount is expected to be reclassified to income over the next 12 months, in connection with derivatives designated as cash flow hedges, while the balance of accumulated other comprehensive loss is expected to be reversed over a 9-year period.

    (viii)
    Stock-based compensation

      The fair value of stock options awards of the Company's stock option plan was estimated using the Black-Scholes option pricing model. As of December 31, 2006, the following weighted average assumptions were used to estimate the fair value of all outstanding stock options of the Company's stock option plan:

Risk-free interest rate	4.00%
Dividend yield	0.95%
Expected volatility	31.4%
Expected life	3.1 years

      Since the common shares of Quebecor Media Inc. are not publicly traded on an exchange trading market, expected volatility is based on the implied volatilities of the parent company's stock, which is publicly traded on an exchange trading market. Accordingly, the historical volatility of the parent company's stock is modified to exclude the effect of factors unrelated to the Company such as the implied fair value of Quebecor World Inc., a company under common control publicly traded on an exchange trading market, included in the stock price of the parent company. The expected life of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for the expected life of the option is based on the Banker's acceptances yield curve in effect at the time of the valuation. Dividend yield is based on the average yield.

      As of December 31, 2006, the total compensation cost related to unvested awards not yet recognized is $12.5 million and the weighted-average period over which the total compensation cost related to unvested awards not yet recognized is expected to be recognized is 1.6 years. The following table gives summary information on unvested options as at December 31, 2006:

Range of exercise price	Number	Weighted average exercise price
$15.19 to 21.77	1,140,068	$18.70
22.98 to 33.41	1,002,239	30.66

$15.19 to 33.41	2,142,307	$24.29

    (ix)
    Income taxes

      Under GAAP in the United States, the explanation of the net change in the valuation allowance must be disclosed. Accordingly, the net change in the total valuation allowance for the year ended December 31, 2006, is due mainly to a tax transaction that allowed a decrease in the valuation allowance to income from operations. In addition, in management's judgement, the net future income tax assets on the balance sheet as of December 31, 2006, will more likely than not be realized in the future.

    (x)
    Other comprehensive income

      Under GAAP in the United States, income tax expense (recovery) allocated to each component of other comprehensive income must be disclosed. The income tax expense (recovery), net of non-controlling interest, is allocated as follow to components of other comprehensive income:

	2004	2005	2006
Pension and post-retirement benefits	$1.4	$6.0	$(5.5)
Derivative instruments	0.8	67.3	(58.9)

	$2.2	$73.3	$(64.4)

    (xi)
    Impairment of goodwill and intangible assets

      The Company uses mainly the discounted future cash flows valuation method combined with methods such as operating income multiples and market price to determined the fair value of its reporting units in a first step impairment goodwill test, while market prices or acceptable valuation methods such as the discounted future cash flows method are used for the valuation of assets and liabilities in a second step impairment goodwill test or in an impairment test for broadcasting licences.

    (xii)
    Restrictions of dividend payments

      Substantially all of the assets of the Company are restricted net assets of subsidiaries subject to restrictions which limit the payment of dividends.

    (xiii)
    Future accounting standards

      In June 2006, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN48), an interpretation of FASB Statement No. 109. FIN48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. As a result of the adoption of FIN48, the Company recorded adjustments to increase its opening deficit under U.S. GAAP by $0.3 million, to increase future income tax assets by $4.8 million, to decrease future income tax liabilities by $25.8 million, to increase other liabilities by $31.1 million and to decrease non-controlling interest by $0.2 million.

      In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, to increase consistency and comparability in fair value measurements and to expand their disclosures. The new standard includes a definition of fair value as well as a framework for measuring fair value. The standard is effective for fiscal periods beginning after November 15, 2007 and should be applied prospectively, except for certain financial instruments where it must be applied retrospectively as a cumulative-effect adjustment to the balance of opening retained earnings in the year of adoption. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

      In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 (SFAS No. 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective on January 1, 2008. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

27.   NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY:

  The Company has access to the cash flow generated by its subsidiaries by way of dividends declared by its public subsidiaries and dividends and advances from its private subsidiaries. However, some of the Company's subsidiaries have restrictions, based on contractual debt obligations and corporate solvency tests, regarding the amounts of dividends and advances that could be paid to the Company.

  The U.S Securities and Exchange Commission requires that the non-consolidated financial statements of the parent company be presented when its subsidiaries have restrictions that may limit the amount of cash that can be paid to the parent company. These non-consolidated and condensed financial statements, as prepared under Canadian GAAP, are as follows:

  Non-consolidated and condensed statements of income

	2004	2005	2006
Revenues
Management fees	$20.4	$30.0	$41.8
Interest on loan to subsidiaries	6.0	6.9	0.7
Other	20.8	28.0	7.3

	47.2	64.9	49.8
Expenses
General and administrative	(46.4)	(53.7)	(49.1)
Depreciation and amortization	(1.4)	(1.2)	(0.8)
Financial	(181.0)	(171.3)	(106.4)

Loss before undernoted items	(181.6)	(161.3)	(106.5)
Gain on disposal of investments and other assets	1.4	—	0.1
Loss on debt refinancing	—	(60.8)	(342.1)

Loss before income taxes	(180.2)	(222.1)	(448.5)
Income taxes	(48.2)	(24.9)	(93.6)

	(132.0)	(197.2)	(354.9)
Equity income from subsidiaries	220.2	293.7	185.2

Net income (loss)	$88.2	$96.5	$(169.7)

  Non-consolidated and condensed statements of cash flows

	2004	2005	2006
Cash flows related to operations
Net income (loss)	$88.2	$96.5	$(169.7)
Amortization of plant, property and equipment	1.4	1.2	0.8
Gain on disposal of investments and other assets	(1.4)	—	(0.1)
Loss on debt refinancing	—	60.8	342.1
Repayment of accrued interest on Senior Discount Notes	—	(3.0)	(197.3)
Amortization of deferred financing costs and of long term debt discount	55.0	61.2	4.8
Loss on revaluation of the Additional Amount payable	—	—	13.8
Future income taxes	(48.5)	(25.7)	(93.3)
Excess of equity income over equity distributions from subsidiaries	(76.1)	(111.2)	(86.3)
Net change in non-cash balances related to operations	9.4	(29.7)	21.2

Cash flows provided by (used in) operations	28.0	50.1	(164.0)
Cash flows related to investing activities
Net acquisitions of investments in subsidiaries	(26.3)	(39.9)	(100.3)
Dividends received in excess of accumulated equity income from subsidiaries	205.2	210.0	10.0
Reduction to paid-up capital of subsidiaries	—	—	164.6
Proceeds from disposal of a business to a subsidiary	—	—	7.7
Proceeds from disposal of tax deductions to a subsidiary	—	35.2	—
Net (increase) decrease in temporary investments	(59.9)	78.4	—
Other	1.4	(1.6)	8.3

Cash flows provided by investing activities	120.4	282.1	90.3
Cash flows related to financing activities
Proceeds from issuance of redeemable preferred shares	1,370.0	316.9	279.0
Repurchases of redeemable preferred shares	(1,550.0)	(334.0)	(842.0)
Net increase in bank indebtedness	—	—	1.9
Net repayments of revolving credit facilities	(97.0)	—	—
Repayments of long-term debt and unwinding of hedging contracts	—	(212.7)	(1,174.2)
Issuance of long-term debt, net of financing fees	—	—	1,186.5
Net (increase) decrease in prepayments under cross-currency swap agreements	(184.4)	(34.1)	21.6
Dividends and reduction of Common Shares paid-up capital	(20.0)	(45.0)	(105.0)
Net decrease (increase) in advances to or from subsidiaries	254.3	(19.8)	687.9

Cash flows (used in) provided by financing activities	(227.1)	(328.7)	55.7

Net (decrease) increase in cash and cash equivalents	(78.7)	3.5	(18.0)
Cash and cash equivalents at beginning of year	93.2	14.5	18.0

Cash and cash equivalents at end of year	$14.5	$18.0	$—

  Non-consolidated and condensed balance sheets

	2005	2006
Assets
Current assets	$153.6	$101.4
Advances to subsidiaries	175.9	216.3
Investments in subsidiaries	3,372.9	3,448.7
Convertible obligation and notes receivable — subsidiaries	1,392.9	830.0
Other assets	84.8	155.5

	$5,180.1	$4,751.9

Liabilities and Shareholders' equity
Current liabilities	$207.8	$199.4
Long-term debt	988.2	1,171.4
Advances from subsidiaries	77.7	245.3
Other liabilities	63.4	68.8
Redeemable preferred shares issued to subsidiaries	1,392.9	830.0
Shareholders' equity	2,450.1	2,237.0

	$5,180.1	$4,751.9

28.   SUBSEQUENT EVENTS:

  Acquisition of Osprey Media Income Fund

  In August 2007, the Company acquired all outstanding units of Osprey Media Income Fund for a total cash consideration, excluding assumed debt, of $414.8 million (including transaction costs of $0.4 million). The purchase price allocation is preliminary and should be finalized as soon as the Company's management has gathered all the significant information believed to be available and considered necessary. The Company is currently in the process of reviewing Osprey Media Income Fund's operations and developing its plan of integration measures. No adjustments have been made for such measures. The results of operations of this business have been included in the Company's consolidated financial statements from the dates of the acquisition.

  Osprey Media Income Fund is one of Canada's leading publishers of daily and non-daily newspapers, magazines and specialty publications. Its publications include 20 daily newspapers and 34 non-daily newspapers together with shopping guides, magazines and other publications.

  The preliminary purchase price allocation is summarized as follows:

Assets acquired
Non-cash current operating assets	$39.7
Property, plant and equipment	54.2
Other assets(1)	90.2
Goodwill	443.7

627.8
Liabilities assumed
Non-cash current operating liabilities	(26.5)
Long-term debt	(165.6)
Other liabilities	(4.1)
Future income taxes	(16.8)

(213.0)

Net assets acquired at fair value and cash consideration paid	$414.8

  (1)
  Other assets include mainly intangible assets relating to customer relationship and non-competition agreements with a preliminary fair value of $48.0 million and mastheads with a preliminary fair value of $41.0 million.

  As part of this acquisition, the Company assumed the debt under Osprey Media Income Fund and Osprey Media LP's credit facilities which were subsequently amended and restated on September 28, 2007. The credit facilities are comprised of revolving credit facility in the amount of $65.0 million and a term facility in the amount of $133.3 million maturing in January 2011. The credit facilities bear interest at Canadian prime rate or bankers' acceptance rate plus an applicable margin determined by financial ratios and they contain covenants concerning, among other things, certain financial ratios and restrictions on the declaration and payment of any distributions. The credit facilities are secured by liens on all assets of Osprey Media Income Fund and its subsidiaries.

  Repayment of the Additional Amount payable

  On July 23, 2007, the Company exercised its rights to repay the Additional Amount payable in the amount of $127.2 million.

  Financing transactions

  On August 8, 2007, the Company entered into a Senior Bridge Credit Facility of up to $500.0 million to finance the acquisition of Osprey Media Income Fund. This facility bore interest at banker's acceptance rate or prime rate plus, in each case, an applicable premium and was junior to any secured debt of the Company.

  On October 5, 2007, the Company issued US$700.0 million in aggregate principal amount of Senior Notes at a discount price of 93.75% for net proceeds of US$672.9 million, including accrued interest of $16.6 million. The new senior notes bear interest at 7.75% for an effective interest rate of 8.81% and will mature on March 15, 2016. These notes contain certain restrictions for the Company, including limitations on its ability to incur additional indebtedness and pay dividend and to make other distributions. The notes are unsecured and are redeemable at the option of the Company at a decreasing premium, commencing on March 15, 2011. The Company has fully hedged the foreign currency risk associated with the new Senior Notes by using cross-currency interest rate swaps, under which all payments have been set in Canadian dollars at an exchange rate of 0.9990.

  The proceeds from the new senior notes and cash on hand were used to (i) repay in full the $420.0 million of advances under the Company's Senior Bridge Credit Facility and terminate this facility on October 9, 2007 and (ii) to repay the Sun Media Term Loan B and settle related hedging contracts on October 31, 2007 for a total cash consideration of $277.8 million.

  Transactions with a company under common control

  On October 11, 2007, the Company acquired a property from Quebecor World Inc., a company under common control, for a total net consideration of $62.5 million. Simultaneously, Quebecor World Inc. entered into a long-term operating lease with the Company to rent a portion of the property over a term of 17 years. The consideration for the two transactions was settled by the payment to Quebecor World Inc. of a net amount $43.9 million as of the date of the transactions and the assumption by the Company of a $7.0 million balance of sale, including interest, payable in 2013.

Quebecor Media
Unaudited Interim Financial Information as at September 30, 2006 and 2007
and for the Nine Months Ended September 30, 2007 and 2006

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2006	2007	2006	2007
REVENUES
Cable	$330.7	$394.6	$946.6	$1,125.3
Newspapers	220.9	259.5	681.5	721.6
Broadcasting	79.0	91.6	273.4	291.4
Leisure and Entertainment	73.2	79.6	210.7	226.4
Interactive Technologies and Communications	17.2	19.0	53.9	61.9
Internet/Portals	9.6	11.5	30.0	34.6
Head office and inter-segment	(12.0)	(21.2)	(41.7)	(60.2)

	718.6	834.6	2,154.4	2,401.0
Cost of sales and selling and administrative expenses	523.4	581.0	1,593.1	1,724.3
Amortization	64.3	72.7	192.4	214.5
Financial expenses (note 3)	52.7	55.0	167.0	167.8
Reserve for restructuring of operations and other special charges (note 4)	1.7	3.0	9.4	15.1
Loss on debt refinancing	10.5	—	342.1	—
Other	0.5	—	(1.0)	(0.4)

INCOME (LOSS) BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	65.5	122.9	(148.6)	279.7
Income taxes:
Current	1.5	3.4	4.1	(2.7)
Future	16.1	32.1	(86.4)	61.9

	17.6	35.5	(82.3)	59.2

	47.9	87.4	(66.3)	220.5
Non-controlling interest	(1.3)	(2.6)	(7.2)	(11.0)

INCOME (LOSS) FROM CONTINUING OPERATIONS	46.6	84.8	(73.5)	209.5
Income from discontinued operations (note 7)	—	—	0.9	5.2

NET INCOME (LOSS)	$46.6	$84.8	$(72.6)	$214.7

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2006	2007	2006	2007
Income before amortization, financial expenses, reserve for restructuring of operations and other special charges, loss on debt refinancing and other
Cable	$133.0	$172.3	$372.7	$467.0
Newspapers	46.8	60.1	144.1	149.3
Broadcasting	4.8	11.8	23.2	36.6
Leisure and Entertainment	8.8	9.1	9.3	16.7
Interactive Technologies and Communications	1.2	1.4	4.2	2.8
Internet/Portals	2.7	1.0	8.6	4.1
General corporate (expenses) revenue	(2.1)	(2.1)	(0.8)	0.2

	$195.2	$253.6	$561.3	$676.7

Amortization
Cable	$49.3	$54.9	$146.3	$163.8
Newspapers	9.4	11.5	27.3	31.1
Broadcasting	3.3	3.2	10.5	9.8
Leisure and Entertainment	1.5	1.9	5.5	6.0
Interactive Technologies and Communications	0.4	0.7	1.2	2.2
Internet/Portals	0.2	0.4	0.6	1.1
Head Office	0.2	0.1	1.0	0.5

	$64.3	$72.7	$192.4	$214.5

Additions to property, plant and equipment
Cable	$74.9	$78.7	$216.8	$235.8
Newspapers	26.7	17.8	100.4	47.7
Broadcasting	1.8	3.4	5.4	9.7
Leisure and Entertainment	1.0	1.0	2.3	1.4
Interactive Technologies and Communications	0.4	1.1	0.9	2.6
Internet/Portals	0.6	0.7	1.2	3.1
Head Office	—	(0.0)	0.3	0.1

	$105.4	$102.7	$327.3	$300.4

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2006	2007	2006	2007
Net income (loss)	$46.6	$84.8	$(72.6)	$214.7
Other comprehensive income, net of income taxes
Unrealized (loss) gain on translation of net investments in foreign operations	0.2	(0.6)	0.2	(2.0)
Unrealized loss on derivative instruments, including income tax credits of $8.9 million and $18.2 million in the three-month and nine-month periods ended September 30, 2007, respectively	—	3.0	—	17.7

	0.2	2.4	0.2	15.7

COMPREHENSIVE INCOME (LOSS)	$46.8	$87.2	$(72.4)	$230.4

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in millions of Canadian dollars)
(unaudited)

	Capital Stock	Contributed surplus	Deficit	Accumulated other comprehensive loss (note 13)	Total shareholders' equity
Balance as at December 31, 2005	$1,773.7	$3,216.8	$(2,538.1)	$(2.3)	$2,450.1
Net loss	—	—	(72.6)	—	(72.6)
Dividends	—	—	(10.0)	—	(10.0)
Reduction in paid-up capital	(21.3)		—	—	(21.3)
Other comprehensive income, net of income taxes	—	—	—	0.2	0.2

Balance as at September 30, 2006	1,752.4	3,216.8	(2,620.7)	(2.1)	2,346.4
Net loss	—	—	(97.1)	—	(97.1)
Dividends	—	—	(13.7)	—	(13.7)
Purchase of tax credits from a company under common control	—	0.4	—	—	0.4
Other comprehensive income, net of income taxes	—	—	—	1.0	1.0

Balance as at December 31, 2006	1,752.4	3,217.2	(2,731.5)	(1.1)	2,237.0
Net income	—	—	214.7	—	214.7
Dividends	—	—	(45.0)	—	(45.0)
Cumulative effect of changes in accounting policies (note 2)	—	—	(14.3)	(35.5)	(49.8)
Other comprehensive income, net of income taxes	—	—	—	15.7	15.7

Balance as at September 30, 2007	$1,752.4	$3,217.2	$(2,576.1)	$(20.9)	$2,372.6

See accompanying notes to consolidated financial statements

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2006	2007	2006	2007
Cash flows related to operations
Net income (loss) from continuing operations	$46.6	$84.8	$(73.5)	$209.5
Adjustments for:
Amortization of property, plant and equipment	62.5	68.7	186.0	205.8
Amortization of deferred charges and of other assets	1.8	4.0	6.4	8.7
Net (gain) loss on derivative instruments and on foreign currency
translation of financial instruments	(4.5)	(5.4)	4.2	2.6
Loss on revaluation of the Additional Amount payable	5.8	—	2.4	5.2
Loss on debt refinancing	10.5	—	342.1	—
Repayment of accrued interest on Senior Discount Notes	(6.0)	—	(197.3)	—
Amortization of financing costs and long-term debt discount	1.0	1.0	6.3	3.0
Non-controlling interest	1.3	2.6	7.2	11.0
Future income taxes	16.1	32.1	(86.4)	61.9
Other	2.0	2.0	1.5	(0.7)

	137.1	189.8	198.9	507.0
Net change in non-cash balances related to operations	15.0	13.0	(70.1)	(41.5)

Cash flows provided by continuing operations	152.1	202.8	128.8	465.5
Cash flows provided by discontinued operations	—	—	0.9	1.4

Cash flows provided by operations	152.1	202.8	129.7	466.9

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents (note 6)	(3.0)	(430.7)	(9.3)	(436.5)
Additions to property, plant and equipment	(105.4)	(102.7)	(327.3)	(300.4)
Proceeds from disposal of a business (note 7)	—	7.7	—	7.7
Net decrease in temporary investments	—	0.2	40.5	1.2
Proceeds from disposal of assets	7.8	0.8	8.5	3.6
Decrease in advance receivable from parent company	15.9	—	15.9	—
Acquisition of tax deductions from parent company	(16.1)	—	(16.1)	—
Other	(0.9)	—	(2.6)	(1.2)

Cash flows used in investing activities	(101.7)	(524.7)	(290.4)	(725.6)

Cash flows related to financing activities
Net (decrease) increase in bank indebtedness	6.5	(6.0)	10.5	(15.8)
Issuance of long-term debt, net of financing fees	56.5	0.5	1,225.7	10.8
Net borrowings (repayments) under revolving and bridge bank facilities	(43.3)	524.3	123.4	500.2
Repayment of long-term debt and unwinding of hedging contracts	(38.4)	(9.0)	(1,172.9)	(19.4)
Repayment of the Additional Amount payable	—	(127.2)	—	(127.2)
Net decrease in prepayments under cross-currency swap agreements	—	—	21.6	—
Dividends and reduction of Common Shares paid-up capital	(11.3)	(22.5)	(91.3)	(45.0)
Dividends paid to non-controlling shareholders	(1.3)	(1.0)	(3.3)	(2.9)
Other	—	(3.9)	(0.8)	(3.1)

Cash flows provided by (used in) financing activities	(31.3)	355.2	112.9	297.6

Net increase (decrease) in cash and cash equivalents	19.1	33.3	(47.8)	38.9
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	0.1	(0.3)	(0.1)	(0.8)
Cash and cash equivalents at beginning of period	30.3	39.2	97.4	34.1

Cash and cash equivalents at end of period	$49.5	$72.2	$49.5	$72.2

Cash and cash equivalents consist of
Cash	$14.5	$27.4	$14.5	$27.4
Cash equivalents	35.0	44.8	35.0	44.8

	$49.5	$72.2	$49.5	$72.2

Cash interest payments	$66.3	$40.5	$398.7	$144.2
Cash income tax payments (net of refunds)	0.8	(1.6)	8.6	(2.5)

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

	December 31, 2006	September 30, 2007
	(audited)	(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$34.1	$72.2
Temporary investments	1.4	0.2
Accounts receivable	426.2	448.8
Income taxes	17.3	8.9
Amounts receivable from parent company and companies under common control	—	1.3
Inventories and investments in televisual products and movies (note 8)	158.7	171.8
Prepaid expenses	24.4	40.1
Future income taxes	65.9	144.0

	728.0	887.3
PROPERTY, PLANT AND EQUIPMENT	1,830.1	1,964.5
FUTURE INCOME TAXES	61.1	62.0
OTHER ASSETS (note 9)	243.6	271.6
GOODWILL (note 9)	3,721.1	4,178.9

	$6,583.9	$7,364.3

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Bank indebtedness	$20.6	$4.9
Accounts payable and accrued charges	592.4	609.9
Deferred revenue	177.6	196.3
Income taxes	8.8	6.7
Amounts payable to parent company and companies under common control	11.9	—
Additional Amount payable (note 10)	122.0	—
Current portion of long-term debt (note 11)	23.1	26.3

	956.4	844.1
LONG-TERM DEBT (note 11)	2,773.0	3,004.1
DERIVATIVE FINANCIAL INSTRUMENTS	231.3	666.6
OTHER LIABILITIES	125.2	82.2
FUTURE INCOME TAXES	118.9	246.7
NON-CONTROLLING INTEREST	142.1	148.0
SHAREHOLDERS' EQUITY
Capital stock (note 12)	1,752.4	1,752.4
Contributed surplus	3,217.2	3,217.2
Deficit	(2,731.5)	(2,576.1)
Accumulated other comprehensive loss (note 13)	(1.1)	(20.9)

	2,237.0	2,372.6
Guarantees (note 14)
Contingencies (note 15)
Subsequent events (note 16)

	$6,583.9	$7,364.3

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and nine-month periods ended September 30, 2007
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

Quebecor Media Inc. (the "Company") operates in the following industry segments: Cable, Newspapers, Broadcasting, Leisure and Entertainment, Interactive Technologies and Communications and Internet/Portals. The Cable segment offers television distribution, Internet, business solutions, telephony and wireless services in Canada and operates in the rental of videocassettes, digital video discs ("DVD" units) and games. The Newspapers segment includes the printing, publishing and distribution of daily and weekly newspapers in Canada. The Broadcasting segment operates French- and English-language general-interest television networks, specialized television networks, magazine publishing and movie distribution businesses in Canada. The Leisure and Entertainment segment combines book publishing and distribution, and music production and distribution in Canada and Europe. The Interactive Technologies and Communications segment offers e-commerce solutions through a combination of strategies, technology integration, IP solutions and creativity on the Internet and is active in Canada, the United States, Europe and Asia. The Internet/Portals segment operates Internet sites in Canada, including French- and English-language portals and specialized sites.

1.     BASIS OF PRESENTATION

  These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). The same accounting policies as described in the latest annual consolidated financial statements of the Company have been used, with the exception of the changes described in note 2 below. However, these consolidated financial statements do not include all disclosures required under Canadian GAAP for an annual report and accordingly should be read in conjunction with the Company's latest annual consolidated financial statements and the notes thereto. These consolidated financial statements are unaudited; however, in the opinion of management, they contain all the adjustments (consisting of those of a normal recurring nature) considered necessary.

  Some of the Company's businesses experience significant seasonality due, among other factors, to seasonal advertising patterns and influences on people's viewing, reading and listening habits. In addition, in some of the Company's segments, a component of sales is based on one-time retail transactions rather than subscription or long-term agreements, and therefore is influenced by vulnerability to seasonal weather changes. Because the Company depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

  The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Significant areas requiring the use of management estimates relate to the determination of pension and post-retirements benefits costs, key economic assumptions used in determining the allowance for doubtful accounts, the allowance for sales returns, reserves for the restructuring of operations, the useful life of assets for amortization and evaluation of expected future cash flows to be generated by those assets, the determination of the fair value of assets acquired and liabilities assumed in business combinations, implied fair value of goodwill, fair value of long-lived assets, broadcasting licenses and goodwill for impairment tests purposes, provisions for income taxes and determination of future income tax assets and liabilities, and the determination of fair value of financial instruments. Actual results could differ from these estimates.

  Certain comparative figures for the previous period have been reclassified to conform to the presentation adopted for the three-month and nine-month periods ended September 30, 2007.

2.     CHANGES IN ACCOUNTING POLICIES

  Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments — Recognition and Measurement, and Section 3865, Hedges. Changes in accounting policies in conformity with these new accounting standards are as follows:

  (a)
  Comprehensive income

    Section 1530 introduces the concept of comprehensive income, which is calculated by including other comprehensive income with net income. Other comprehensive income represents changes in shareholders' equity arising from transactions and other events with non-owner sources, such as unrealized gains and losses on financial assets classified as available-for-sale, changes in translation adjustment of self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. With the adoption of this section, the consolidated financial statements now include consolidated statements of comprehensive income. The comparative statements were restated solely to include the translation adjustment of self-sustaining foreign operations as provided by transition rules.

  (b)
  Financial instruments

    Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and derivatives. Under these standards, financial instruments are now classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities and measurement in subsequent periods depends on their classification. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition and presented as a reduction of the underlying financial instruments.

    Financial assets and financial liabilities held-for-trading are measured at fair value with changes recognized in income. Available-for-sale financial assets are measured at fair value or at cost, in the case of financial assets that do not have a quoted market price in an active market, and changes in fair value are recorded in comprehensive income.

    Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. The Company has classified its cash and cash equivalents and temporary investments as held-for-trading. Amounts receivable, amounts receivable from related parties, loans and other long-term receivables included in other assets have been classified as loans and receivables. All portfolio investments included in other assets have been classified as available-for-sale. All of the Company's financial liabilities were classified as other liabilities.

    Derivative instruments are recorded as financial assets or liabilities at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair value of derivatives are recognized in financial expenses, with the exception of derivatives designated as a cash flow hedge, for which hedge accounting is used. In accordance with the new standards, the Company selected January 1, 2003 as its transition date for adopting the standards related to embedded derivatives.

  (c)
  Hedges

    Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies.

    Accordingly, for derivatives designated as fair value hedges, such as certain cross currency interest rate swaps used by the Company, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the original hedging relationship.

    For derivative instruments designated as cash flow hedges, such as certain cross currency interest rate swaps and forward exchange contracts used by the Company, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the consolidated statement of income as a financial expense. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.

On adoption of these new standards, the transition rules require that the Company adjust either the opening retained earnings or accumulated other comprehensive income as if the new rules had always been applied in the past, without restating comparative figures for prior years. Accordingly, the following adjustments were recorded in the consolidated financial statements as at January 1, 2007:

  •
  Decrease in other assets of $44.4 million

  •
  Increase in the liability related to derivative financial instruments of $88.9 million

  •
  Decrease in long-term debt of $65.5 million

  •
  Decrease in future income tax liabilities of $18.0 million

  •
  Increase in deficit of $14.3 million

  •
  Increase in accumulated other comprehensive loss of $35.5 million

    The adoption of the new standards resulted in a decrease of $0.6 million and $2.0 million in net income, respectively, during the three-month and nine-month periods ended September 30, 2007.

3.     FINANCIAL EXPENSES

	Three months ended September 30		Nine months ended September 30
	2006	2007	2006	2007
Interest on long-term debt	$53.6	$59.4	$161.7	$164.3
Amortization of financing costs and long-term debt discount	1.0	1.0	6.3	3.0
Net (gain) loss on derivative instruments and on foreign currency translation of financial instruments(1,2)	(4.5)	(5.4)	4.2	2.6
Loss on revaluation of the Additional amount payable	5.8	—	2.4	5.2
Investment income	(0.1)	(0.5)	(0.8)	(1.5)
Other	(0.6)	1.7	(0.8)	(2.2)

	55.2	56.2	173.0	171.4
Interest capitalized to the cost of property, plant and equipment	(2.5)	(1.2)	(6.0)	(3.6)

	$52.7	$55.0	$167.0	$167.8

  (1)
  During the three-month and nine-month periods ended September 30, 2007, the Company recorded losses of $14.9 million and $43.4 million, respectively, on embedded derivatives not closely related to their host contract and derivative instruments for which hedge accounting is not used (a gain of $2.7 million and a loss of $13.7 million in 2006).

  (2)
  During the three-month and nine-month periods ended September 30, 2007, the Company recorded gains of $6.9 million and $10.1 million, respectively, for the ineffective portion of fair value hedges.

4.     RESERVE FOR RESTRUCTURING OF OPERATIONS AND OTHER SPECIAL CHARGES

  (a)
  Newspapers segment

    In August 2005, the Company announced a plan to invest in two new printing facilities located in Toronto (Ontario) and Saint-Janvier-de-Mirabel (Québec). As part of the plan, Sun Media Corporation is outsourcing the printing of certain of its publications in Ontario and Québec to the new facilities. These projects resulted in the elimination of production positions at The London Free Press, The Toronto Sun and at The Ottawa Sun, and inserters' positions at Le Journal de Montréal. During the three-month and nine-month periods ended September 30, 2007, special termination benefits of $2.4 million and $6.6 million, respectively, were recorded relating to the positions at The Toronto Sun and The Ottawa Sun.

    In June 2006, the Newspapers segment announced a plan to restructure its news production operations by introducing new content-management technologies, and streamlining the news-gathering process. During the three-month and nine-month periods ended September 30, 2007, the Newspapers segment recorded additional severance costs of $0.6 million and $2.3 million, respectively, relating to the elimination of editorial positions in operations across the organization.

    Finally, in 2006, Sun Media Corporation implemented a voluntary workforce reduction program at The London Free Press and several smaller involuntary workforce reduction programs, namely at The Toronto Sun and Bowes Publishers. During the three-month and nine-month periods ended September 30, 2007, the Newspapers segment recorded a reversal of termination benefits charge of $0.5 million and a charge of $4.3 million, respectively, relating to these workforce reduction initiatives.

    Continuity of reserve for restructuring

September 30, 2007
Balance as at December 31, 2006	$12.7
Workforce reduction initiatives	13.2
Payments	(8.8)

Balance as at September 30, 2007	$17.1

  (b)
  Other segments

    During the three-month and nine-month periods ended September 30, 2007, other segments recorded restructuring costs and other special charges of $0.5 million and $1.9 million, respectively, mainly in the Broadcasting segment.

5.     PENSION PLANS

  The Company maintains defined benefit and contribution pension plans for its employees. The total costs were as follows:

	Three months ended September 30		Nine months ended September 30
	2006	2007	2006	2007
Pension plans:
Defined benefit plans	$6.9	$7.4	$18.8	$19.6
Defined contribution plans	2.8	3.1	8.1	8.8

	$9.7	$10.5	$26.9	$28.4

6.     BUSINESS ACQUISITIONS

  During the three-month and nine-month periods ended September 30, 2007, the Company acquired or increased its interest in several businesses and has accounted for these by the purchase method. Certain purchase price allocations are preliminary and should be finalized as soon as the Company's management has gathered all the significant information believed to be available and considered necessary. The Company is currently in the process of reviewing Osprey Media Income Fund's operations and developing its plan of integration measures. No adjustments have been made for such measures. The results of operations of these businesses have been included in the Company's consolidated financial statements from the dates of their respective acquisitions.

  Acquisition of Osprey Media Income Fund

  In August 2007, the Company acquired all outstanding units of Osprey Media Income Fund for a total cash consideration, excluding assumed debt, of $414.8 million (including transaction costs of $0.4 million). Osprey

  Media Income Fund is one of Canada's leading publishers of daily and non-daily newspapers, magazines and specialty publications. Its publications include 20 daily newspapers and 34 non-daily newspapers together with shopping guides, magazines and other publications.

  The preliminary purchase price allocation is summarized as follows:

Assets acquired
Non-cash current operating assets	$39.7
Property, plant and equipment	54.2
Other assets(1)	90.2
Goodwill	443.7

627.8
Liabilities assumed
Non-cash current operating liabilities	(26.5)
Long term debt	(165.6)
Other liabilities	(4.1)
Future income taxes	(16.8)

(213.0)

Net assets acquired at fair value and cash consideration paid	$414.8

  (1)
  Other assets include mainly intangible assets relating to customer relationship and non-competition agreements with a preliminary fair value of $48.0 million and mastheads with a preliminary fair value of $41.0 million.

  As part of this acquisition, the Company assumed the debt under Osprey Media Income Fund and Osprey Media LP's credit facilities which were subsequently amended and restated on September 28, 2007. The credit facilities are comprised of revolving credit facility in the amount of $65.0 million and a term facility in the amount of $133.3 million maturing in January 2011. The credit facilities bear interest at Canadian prime rate or bankers' acceptance rate plus an applicable margin determined by financial ratios and they contain covenants concerning, among other things, certain financial ratios and restrictions on the declaration and payment of any distributions. The credit facilities are secured by liens on all assets of Osprey Media Income Fund and its subsidiaries.

  Other business acquisitions

  During the three-month and nine-month periods ended September 30, 2007, the Company acquired or increased its interest in several businesses, mainly in the Newspaper segment, for total considerations of $15.9 million and $21.7 million, respectively, resulting in preliminary goodwill of $13.5 million and $15.3 million.

7.     DISCONTINUED OPERATIONS

  On June 30, 2007, the Company completed the sale of Progisia Informatique, the information technology consulting division of Canoe Inc., Internet/Portals segment. The sale resulted in a gain on disposal of

  $4.0 million (net of income tax and non-controlling interest). The results of the disposed business were reclassified and disclosed in the consolidated statements of income as "Income from discontinued operations".

8.     INVENTORIES AND INVESTMENTS IN TELEVISUAL PRODUCTS AND MOVIES

	December 31 2006	September 30 2007
Raw materials and supplies	$42.0	$49.3
Work in progress	12.8	15.2
Finished goods	63.8	57.9
Investments in televisual products and movies	40.1	49.4

	$158.7	$171.8

9.     GOODWILL AND BROADCASTING LICENCES

  During the second quarter of 2007, the Company changed the date of its annual impairment tests for goodwill and broadcasting licences from October 1 to April 1. Accordingly, the Company performed its impairment tests for goodwill and broadcasting licenses on April 1, 2007 and concluded that these assets were not impaired.

10.   ADDITIONAL AMOUNT PAYABLE

  On July 23, 2007, the Company exercised its rights to repay the Additional Amount payable in the amount of $127.2 million.

11.   LONG-TERM DEBT

  Components of the long-term debt as at September 30, 2007 were as follows:

	December 31 2006	September 30 2007
Long-term debt(1)	$2,796.1	$3,097.0
Change in fair value related to hedged interest rate risks	—	(47.3)
Adjustment related to embedded derivatives	—	10.8
Financing fees, net of amortization	—	(30.1)

	2,796.1	3,030.4
Less current portion	23.1	26.3

	$2,773.0	$3,004.1

  (1)
  Period-end exchange rates were used to translate debt issued in a foreign currency.

  On August 8, 2007, the Company entered into a Senior Bridge Credit Facility of up to $500.0 million to finance the acquisition of Osprey Media Income Fund. This facility bore interest at banker's acceptance rate or prime rate plus, in each case, an applicable premium and was junior to any secured debt of the Company. The

  Senior Bridge Credit Facility was terminated and the $420.0 million of advances under this facility were repaid in full on October 9, 2007 (see note 16).

12.   CAPITAL STOCK

  (a)
  Authorized capital stock:

    An unlimited number of Common Shares, without par value;

    An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are to be determined by the Board of Directors prior to each issue;

  •
  An unlimited number of Cumulative First Preferred Shares, Series A ("Preferred A Shares"), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

  •
  An unlimited number of Cumulative First Preferred Shares, Series B ("Preferred B Shares"), carrying a fixed cumulative preferential dividend generally equivalent to the Company's credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Company;

  •
  An unlimited number of Cumulative First Preferred Shares, Series C ("Preferred C Shares"), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

  •
  An unlimited number of Cumulative First Preferred Shares, Series D ("Preferred D Shares"), carrying an 11.00% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

  •
  An unlimited number of Cumulative First Preferred Shares, Series F ("Preferred F Shares"), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

  •
  An unlimited number of Cumulative First Preferred Shares, Series G ("Preferred G Shares"), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company.

    An unlimited number of non-voting Preferred Shares, Series E ("Preferred E Shares"), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Company.

  (b)
  Issued capital stock

	Common Shares
	Number	Amount
Balance as at December 31, 2006 and September 30, 2007	123,602,807	$1,752.4

  (c)
  Stock-based option plans

    The following table provides details of changes to outstanding options in the main stock-based option plans of the Company and its subsidiaries for the nine-month period ended September 30, 2007:

	Outstanding options
	Number	Weighted average exercise price
Quebecor Media inc.
As at December 31, 2006	3,781,767	$21.38
Granted	3,095,000	44.14
Cancelled	(68,918)	22.62

As at September 30, 2007	6,807,849	$31.72

Vested options as at September 30, 2007	2,436,786	$18.23

TVA Group Inc.
As at December 31, 2006	489,695	$17.59
Granted	24,009	16.40
Cancelled	(67,877)	15.52

As at September 30, 2007	445,827	$17.85

Vested options as at September 30, 2007	84,082	$20.61

    For the three-month and nine-month periods ended September 30, 2007, consolidated compensation expense related to all stock-based option plans was $10.1 million ($5.1 million in 2006) and $35.2 million ($10.9 million in 2006), respectively.

    During the third quarter 2007, the stock option plan of the Company was amended in order to increase, until December 31, 2008, the total number of shares issuable under the plan from 6,185,714 to 8,034,000. On December 31, 2007, the number of shares issuable under the plan will automatically be re-established at a number of shares equal to 5% of the shares then issued and outstanding.

13.   ACCUMULATED OTHER COMPREHENSIVE LOSS

	Translation of net investments in foreign operations	Cash flow hedges	Total
Balance as at December 31, 2005	$(2.3)	$—	$(2.3)
Other comprehensive income, net of income taxes	0.2	—	0.2

Balance as at September 30, 2006	(2.1)	—	(2.1)
Other comprehensive income, net of income taxes	1.0	—	1.0

Balance as at December 31, 2006	(1.1)	—	(1.1)
Cumulative effect of changes in accounting policies (note 2)	—	(35.5)	(35.5)
Other comprehensive (loss) income, net of income taxes	(2.0)	17.7	15.7

Balance as at September 30, 2007	$(3.1)	$(17.8)	$(20.9)

  No significant amount is expected to be reclassified in income over the next 12 months, in connection with derivatives designated as cash flow hedges, while the balance of accumulated other comprehensive loss is expected to be reversed over a 9-year period.

14.   GUARANTEES

  In the normal course of business, the Company enters into numerous agreements containing guarantees including the following:

  Operating leases

  The Company has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Company terminate these leases prior to term (or at the end of these lease term) and should the fair value of the assets be less than the guaranteed residual value, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, the Company has provided guarantees to the lessor of certain premise leases, with expiry dates through 2015. Should the lessee default under the agreement, the Company must, under certain conditions, compensate the lessor. As of September 30, 2007, the maximum exposure with respect to these guarantees is approximately $20.0 million and no liability has been recorded in the consolidated balance sheet since the Company does not expect to make any payments pertaining to these guarantees.

  Business and asset disposals

  In the sale of all or part of a business or an asset, in addition to possible indemnification relating to failure to perform covenants and breach of representations or warranties, the Company may agree to indemnify against claims related to its past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay to guaranteed parties. The Company has not accrued any amount in respect of these items in the consolidated balance sheet.

  Outsourcing companies and suppliers

  In the normal course of its operations, the Company enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Company agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the Company provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated financial statements with respect to these indemnifications.

15.   CONTINGENCIES

  On March 13, 2002, legal action was initiated by the shareholders of a cable company against Videotron Ltd., Cable segment. They contend that Videotron Ltd. did not honor its commitment related to a stock purchase agreement signed in August 2000. The plaintiffs are requesting compensation totalling $26.0 million. Videotron Ltd.'s management claims the suit is not justified and intends to vigorously defend its case in Court.

  A number of other legal proceedings against the Company and its subsidiaries are still outstanding. In the opinion of the management of the Company and its subsidiaries, the outcome of these proceedings is not expected to have a material adverse effect on the Company's results or its financial position.

16.   SUBSEQUENT EVENTS

  On October 5, 2007, the Company issued US$700.0 million in aggregate principal amount of Senior Notes at a discount price of 93.75% for net proceeds of US$672.9 million, including accrued interest of $16.6 million. The new Senior Notes bear interest at 7.75% for an effective interest rate of 8.81% and will mature on March 15, 2016. These notes contain certain restrictions for the Company, including limitations on its ability to incur additional indebtedness and pay dividend and to make other distributions. The notes are unsecured and are redeemable at the option of the Company at a decreasing premium, commencing on March 15, 2011. The Company has fully hedged the foreign currency risk associated with the new Senior Notes by using cross-currency interest rate swaps, under which all payments have been set in Canadian dollars at an exchange rate of 0.9990.

  The proceeds from the new Senior Notes and cash on hand were used to (i) repay in full the $420.0 million of advances under the Company's Senior Bridge Credit Facility and terminate this facility on October 9, 2007 (ii) to repay the Sun Media Term Loan B and settle related hedging contracts on October 31, 2007 for a total cash consideration of $277.8 million.

  On October 11, 2007, the Company acquired a property from Quebecor World Inc., a company under common control, for a total net consideration of $62.5 million. Simultaneously, Quebecor World Inc. entered into a long-term operating lease with the Company to rent a portion of the property over a term of 17 years. The consideration for the two transactions was settled by the payment to Quebecor World Inc. of a net amount $43.9 million as of the date of the transactions and the assumption by the Company of a $7.0 million balance of sale, including interest, payable in 2013.

17.   SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES

  The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States (U.S.) and additional disclosures required by

  U.S. GAAP and certain applicable SEC rules, pursuant to Item 18 of Form 20F. The following tables set forth the impact of the material differences between Canadian and U.S. GAAP on the Company's consolidated financial statements.

  Restatement of U.S. GAAP reconciliation note to financial statements relating to accounting for fair value hedge relationships

  The following U.S. GAAP financial information from the consolidated statements of income and comprehensive loss for the three-month and nine-month periods ended September 30, 2006 and consolidated balance sheet as at December 31, 2006 have been restated to reflect certain adjustments to previously reported financial information for the correction of an error related to the accounting for certain fair value hedge relationships. The Company has entered into fair value hedges of its debt with derivative instruments. The accounting for a fair value hedge in accordance with U.S. GAAP requires that the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk, be recognized currently in earnings. The Company has determined that the adjustment to the carrying value of the debt (hedged item) attributable to the hedged risks was calculated and recorded incorrectly in previously presented financial information calculated in accordance with U.S. GAAP due to a misinterpretation of the applicable U.S. GAAP.

  The following tables summarize the effects of the adjustments on previously reported U.S. GAAP information.

  Consolidated statements of income and comprehensive income:

	Three months ended September 30, 2006	Nine months ended September 30, 2006
Decrease in derivative instruments	$(2.3)	$(7.1)
Decrease in income tax expense	0.9	2.3

Net decrease of net income and comprehensive income	$(1.4)	$(4.8)

  Consolidated balance sheet:

December 31, 2006
Increase in long term debt	$43.1
Decrease in future income tax liabilities	(9.1)
Increase in deficit	34.0

  (a)
  Consolidated statements of income

	Three months ended September 30		Nine months ended September 30
	2006	2007	2006	2007
	(restated)		(restated)
Net income (loss) as reported in the consolidated statements of income as per Canadian GAAP	$46.6	$84.8	$(72.6)	$214.7
Adjustments:
Development, pre-operating and start-up costs (i)	(0.6)	0.5	(1.0)	1.6
Derivative instruments (ii)	4.7	11.6	73.6	0.8
Pension and postretirement benefits (iii)	0.2	0.5	0.5	1.3
Stock-based compensation (iv)	—	(3.3)	—	(5.3)
Income taxes (v), (vii)	(4.3)	(2.6)	(37.0)	(13.5)

	—	6.7	36.1	(15.1)

Net income (loss) as adjusted as per U.S. GAAP	$46.6	$91.5	$(36.5)	$199.6

  (b)
  Consolidated statements of comprehensive income (loss)

	Three months ended September 30		Nine months ended September 30
	2006	2007	2006	2007
	(restated)		(restated)
Comprehensive income (loss) as per Canadian GAAP	$46.8	$87.2	$(72.4)	$230.4
Adjustments to net income (loss) as per (a) above	—	6.7	36.1	(15.1)
Adjustments to other comprehensive income:
Derivative instruments (ii)	(17.4)	(3.8)	119.5	8.9
Pension and postretirement benefits (iii)	2.0	1.3	6.1	3.9
Income taxes (v)	0.7	(0.7)	(55.7)	(3.4)

	(14.7)	(3.2)	69.9	9.4

Comprehensive income as per U.S. GAAP	$32.1	$90.7	$33.6	$224.7

    The accumulated other comprehensive loss as at September 30, 2007 and December 31, 2006 is as follows:

	December 31 2006	September 30 2007
Accumulated other comprehensive loss as per Canadian GAAP	$(1.1)	$(20.9)
Adjustments:
Derivative instruments (ii)	(44.4)	8.9
Pension and postretirement benefits (iii)	(52.3)	(48.4)
Income taxes (v)	25.8	13.4

	(70.9)	(26.1)

Accumulated other comprehensive loss as per U.S. GAAP at end of period	$(72.0)	$(47.0)

  (c)
  Consolidated balance sheets:

	December 31, 2006		September 30, 2007
	Canada	United States	Canada	United States
		(restated)
Long-term future income tax assets	$61.1	$61.1	$62.0	$64.7
Goodwill	3,721.1	3,717.1	4,178.9	4,175.1
Other assets	243.6	197.1	271.6	271.7
Current liabilities	(956.4)	(945.9)	(844.1)	(852.0)
Long-term debt	(2,773.0)	(2,743.2)	(3,004.1)	(3,027.0)
Derivative financial instruments	(231.3)	(322.8)	(666.6)	(666.6)
Other liabilities	(125.2)	(148.1)	(82.2)	(131.4)
Future income tax liabilities	(118.9)	(81.0)	(246.7)	(209.9)
Non-controlling interest	(142.1)	(137.1)	(148.0)	(141.8)
Contributed surplus (vi) (vii)	(3,217.2)	(3,395.2)	(3,217.2)	(3,395.2)
Deficit	2,731.5	2,920.3	2,576.1	2,766.0
Accumulated other comprehensive loss	1.1	72.0	20.9	47.0

  (i) Under Canadian GAAP, certain development and pre-operating costs that satisfy specified criteria for recoverability are deferred and amortized. Also, under Canadian GAAP, certain start-up costs incurred in connection with various projects have been recorded in the consolidated balance sheets under the item "Other assets," and are amortized over a period not exceeding five years. Under U.S. GAAP, these costs must be included in income as incurred.

  (ii) Prior to 2007, under Canadian GAAP, derivative financial instruments were accounted for on an accrual basis. Realized and unrealized gains and losses were deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions. Since January 1, 2007, standards for hedge accounting under Canadian GAAP are now similar to those under U.S. GAAP, as established by Statement of Financial Accounting Standards No.133, "Accounting for Derivative Instruments and Hedging Activities".

  However, under Canadian GAAP, certain embedded derivatives, such as early settlement options included in some of the Company's borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and therefore must be recorded at their fair value with changes in earnings. Under U.S. GAAP, these embedded derivatives are considered closely related to their host contract and do not have to be recorded at their fair value. Accordingly, measurement of hedging relationships ineffectiveness recorded in earnings under U.S. GAAP could differ from the measurement under Canadian GAAP.

  Further differences result from the different transition rules and timing of the adoption of the current standards in Canada and in the United States for derivative financial instruments and hedge accounting.

  (iii) Under U.S. GAAP, Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158) was issued in 2006 and requires the recognition in the balance sheet of the over or under funded positions of defined benefit pension and other postretirement plans, along with a corresponding non-cash adjustment, which will be recorded in the accumulated other comprehensive loss. The SFAS 158 was effective prospectively for fiscal years ended after December 15, 2006 and did not have an impact on the Company's consolidated statement of income.

  Under U.S. GAAP, for 2006 and prior years, if the accumulated benefit obligation exceeded the fair value of a pension plan's assets, the Company was required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which was recorded in accumulated other comprehensive loss. The additional minimum liability concept has been eliminated with the adoption of SFAS 158.

  On the adoption of SFAS 158, an adjustment of $27.3 million (net of income tax of $12.4 million and non-controlling interest of $14.5 million) was recorded as a component of the ending balance of accumulated other comprehensive loss as at December 31, 2006 to reflect the unfunded status of benefit plans and the reversal of the minimum pension liability that was recognized in accordance with SFAS 87.

  Under Canadian GAAP, a company is not required to recognize the over or under funded positions or to recognize an additional minimum liability. However, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. U.S. GAAP does not provide for a valuation allowance against pension assets.

  (iv) Under U.S. GAAP, the Company adopted the new standards of FASB No. 123R, Share-Based Payments (SFAS 123R) in 2006. In accordance with SFAS 123R, the liability related to stock-based awards that call for settlement in cash or other asset, must be measured at its fair value based on the fair value of stock options awards, and shall be remeasured at the end of each reporting period through settlement. Under Canadian GAAP, the liability is measured and remeasured based on the intrinsic value of the stock options awards instead of the fair value.

  (v) Under U.S. GAAP, on January 1, 2007, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN48), an interpretation of FASB Statement No. 109. FIN48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. As a result of the adoption of FIN48, the Company recorded adjustments to increase its opening deficit under U.S. GAAP by $0.3 million, to increase future income tax assets by $4.8 million, to decrease future income tax liabilities by $25.8 million, to increase other liabilities by $31.1 million and to decrease non-controlling interest by $0.2 million.

  Under Canadian GAAP, there is no such interpretation and therefore, the reserve related to income taxes contingencies is not based on the same level of likelihood as the new rules of FIN48.

  Furthermore, under Canadian GAAP, income taxes are measured using substantially enacted tax rates, while under U.S. GAAP, measurement is based on enacted tax rates.

  Other adjustments represent the tax impact of U.S. GAAP adjustments.

  (vi) Under Canadian GAAP, a gain on repurchase of redeemable preferred shares of a subsidiary was included in income in 2003. Under U.S. GAAP, any such gain is included in contributed surplus.

  (vii) In the past, the Company or its subsidiaries have entered into tax consolidation transactions with the Company's parent company by which tax losses were transferred between the parties. Under GAAP in Canada, these transactions were recorded in accordance with CICA Handbook 3840, Related Party Transactions. It resulted in the recognition of a deferred credit of $8.4 million in 2006 of which $4.2 million was recognized in income in 2007, and in a reduction of $15.9 million of the Company's income tax expense in 2005. Under U.S. GAAP, since these transactions related to asset transfers between a subsidiary and its parent company, the difference between the carrying value of the tax benefits transferred and the cash consideration received or paid were recognized in contributed surplus.

  (viii) The adjustments to comply with U.S. GAAP, with respect to the consolidated statements of cash flows for the three-month and nine-month periods ended September 30, 2006 and 2007 would have no effect on cash provided by operations, cash provided by (used in) financing activities and cash used in investing activities.

  (d)
  Additional disclosures required under U.S. GAAP

  (1)
  Allowance for doubtful accounts

      Under U.S. GAAP, the allowance for doubtful accounts must be disclosed. The allowance for doubtful accounts, which is recorded as a reduction of accounts receivable amounted to $21.5 million and $27.2 million as at December 31, 2006 and September 30, 2007, respectively.

    (2)
    Accounts payable and accrued liabilities

      Under SEC requirements, items which comprise more than 5% of total current liabilities must be disclosed separately. Accrued interest expenses of $47.0 million and $ 48.6 million and employees' salaries and dues of $116.2 million and $110.5 million as at December 31, 2006 and September 30, 2007, respectively, are included in accounts payable and accrued charges.

    (3)
    Accumulated amortization

      Under U.S. GAAP, accumulated amortization of plant, property and equipment must be disclosed and amounted to $1,214.3 million and $1,399.1 million as at December 31, 2006 and September 30, 2007, respectively.

    (4)
    Statements of cash flows

      The disclosure of a subtotal of the amount of cash flows provided by operations before net change in non-cash balances related to operations in the consolidated statement of cash flows is permitted under GAAP in Canada while it is not allowed by U.S. GAAP.

    (5)
    Statements of income

      Under U.S. GAAP, cost of sales and other expenses must be disclosed separately in the statement of income. These costs are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2006	2007	2006	2007
Cost of sales	$322.4	$356.7	$968.9	$1,043.5
General, selling and administrative expenses	201.0	224.3	624.2	680.8

	$523.4	$581.0	$1,593.1	$1,724.3

    (6)
    Other comprehensive income

      Under U.S. GAAP, income tax expense (recovery) allocated to each component of other comprehensive income must be disclosed. The income tax expense (recovery), net of non-controlling interest, is allocated as follow to components of the U.S. adjustments to other comprehensive income:

	Three months ended September 30,		Nine months ended September 30,
	2006	2007	2006	2007
Pension and post-retirement benefits	$(0.6)	$(0.4)	$(2.1)	$(1.3)
Derivative instruments	1.3	(0.3)	(53.6)	(2.1)

	$0.7	$(0.7)	$(55.7)	$(3.4)

    (7)
    Income taxes

      The provision recorded for uncertain tax positions amounted to $34.9 million as of January 1, 2007. If reversed, an estimated $16.5 million of the provision would reduce intangibles assets and the balance would be recorded in the statement of income. The provision for uncertain tax positions decreased by $3.8 million during the nine-month period ended September 30, 2007.

      The Company does not expect that the change in the provision for uncertain tax positions will have a significant impact on the statement of income in the next 12 months.

      The Company recognizes accrued interest and penalties related to uncertain tax positions as part of the income tax provision. As of January 1, 2007, the Company had recorded a liability of $2.4 million for interest and penalties and there were no material change during the nine-month period ended September 30, 2007.

      Canadian federal and provincial tax returns are mainly closed through 2001. Years have been audited up to 2003 while years 2004 and 2005 are currently under audit by Canada Revenue Agency.

      The Company has not recognized a future income tax liability for the undistributed earnings of its subsidiaries in the current or prior years since the Company does not expect to sell or repatriate funds from those investments. Any such liability cannot reasonably be determined at the present time.

    (8)
    Business acquisition

      Under U.S. GAAP, supplemental pro forma information on results of operations must be disclosed in the period a material business acquisition occurs. The pro forma information related to the acquisition of Osprey Media Income Fund on August 3, 2007 (see note 6) is as follows:

                  Pro forma information for the three-month period ended September 30, 2006

	The Company	Osprey Media Income Fund (i)	Pro forma adjustments		Pro forma information
Revenues	$718.6	$56.5	$—		$775.1
Net Income	46.6	11.5	(9.3)	(iii)	48.0
			(0.8)	(iv)

                  Pro forma information for the three-month period ended September 30, 2007

	The Company	Osprey Media Income Fund (i)	Pro forma adjustments		Pro forma information
Revenues	$834.6	$19.2	$—		$853.8
Net Income	91.5	(6.3)	(4.5)	(iii)	84.1
			3.4	(iv)

                  Pro forma information for the nine-month period ended September 30, 2006

	The Company	Osprey Media Income Fund (i)	Pro forma adjustments		Pro forma information
Revenues	$2,154.4	$170.6	$—		$2,325.0
Net Income	(36.5)	(44.2)	95.0	(ii)	(42.2)
			(27.8)	(iii)
			(28.7)	(iv)

                  Pro forma information for the nine-month period ended September 30, 2007

	The Company	Osprey Media Income Fund (i)	Pro forma adjustments		Pro forma information
Revenues	$2,401.0	$132.6	$—		$2,533.6
Net Income	199.6	(7.7)	(23.0)	(iii)	188.1
			19.2	(iv)

      The pro forma financial information gives effect to the following transactions as if they had occurred on January 1, 2006 as well as the following assumptions and adjustments:

      (i)
      The historical statements of income for the three-month and nine-month periods ended September 30, 2006 and for the one-month and seven-month periods ended August 2, 2007 are derived from unaudited financial statements of Osprey Media Income Fund related to these periods.

      (ii)
      In August 2007, the Company acquired all outstanding units of Osprey Media Income Fund for a total cash consideration, excluding assumed debt, of $414.8 million (including transaction costs of $0.4 million). The pro forma adjustments are based on the preliminary purchase price allocation (see note 6). The goodwill write-down of $95.0 million recognized by Osprey Media Income Fund during the nine-month period ended September 30, 2006 was reversed in order to reflect the new calculation of goodwill as per the preliminary purchase price allocation.

      (iii)
      As described in note 15, a portion of the proceeds from the new senior notes issued on October 5, 2007 were used to repay in full the $420.0 million of advances under the Company's Senior Bridge Credit Facility initially used to finance the acquisition of Osprey Media Income Fund and to terminate this facility on October 9, 2007. Pro forma adjustments were recorded as if the portion of the proceeds from the new Senior Notes was issued on January 1, 2006. Accordingly, financial expenses was increased by $9.3 million and $4.5 million for the three-month periods ended September 30, 2006 and 2007, respectively and by $27.8 million and $23.0 million for the nine-month periods ended September 30, 2006 and 2007.

      (iv)
      On January 3, 2006, Osprey Media Income Fund completed the reorganization of its subsidiaries and its operations were no longer subject to income taxes as at that date according to legislation for income trust applicable at that time. However, new taxation legislation for income trusts became enacted in 2007 under which Osprey Media Income Fund would be subject to tax beginning in 2011. In addition, as a result of the acquisition by the Company, the underlying operations of Osprey Media are now subject to income taxes as part of the Company corporate income as of the date of acquisition.

        Consequently, the elimination of the $31.1 million net future income tax liability balance recorded by Osprey Media Income Fund during the nine-month period ended September 30, 2006 as part of the reorganization of its subsidiaries was reversed and the income tax charge of $14.2 million recorded by Osprey Media Income Fund during the seven-month period ended August 2, 2007 to reflect the new taxation legislation was also reversed.

        Increases of income taxes of $3.7 million and of $6.3 million were recorded on Osprey Media Income Fund income, respectively, during the three-month and nine-month periods ended September 30, 2006 to reflect Osprey Media Income Fund as a taxable entity. During the one-month and seven-month periods ended August 2, 2007, a decrease of income taxes of $2.0 million and an increase of income taxes of $2.1 were recorded, respectively.

        Finally, further adjustments represent the tax impact related to the pro forma adjustments in (ii) and resulted in a decrease of income taxes by $2.9 million and $8.6 million for the three-month and nine-month periods ended September 30, 2006, respectively, and in a decrease of income taxes by $1.4 million and $7.1 million for the one-month and the seven-month periods ended August 2, 2007.

    (9)
    Future accounting changes

      In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, to increase consistency and comparability in fair value measurements and to expand their disclosures. The new standard includes a definition of fair value as well as a framework for measuring fair value. The standard is effective for fiscal periods beginning after November 15, 2007 and should be applied prospectively, except for certain financial instruments where it must be applied retrospectively as a cumulative-effect adjustment to the balance of opening deficit in the year of adoption. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

      In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 (SFAS No. 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective on January 1, 2008. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

Osprey Media
Audited Annual Financial Information as at December 31, 2006 and 2005
and for the Years Ended December 31, 2006 and 2005 and for the
period from April 15, 2004 to December 31, 2004

REPORT OF INDEPENDENT AUDITORS

To the Unitholder of
 Osprey Media Income Fund

        We have audited the consolidated balance sheets of Osprey Media Income Fund (the "Fund") as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the two year period ended December 31, 2006 and for the period from April 15, 2004 to December 31, 2004. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Funds internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2006 and for the period from April 15, 2004 to December 31, 2004 in conformity with Canadian generally accepted accounting principles.

Toronto, Canada, February 19, 2007, except as to note 22 which is dated November 14, 2007	/s/ ERNST & YOUNG LLP Chartered Accountants Licensed Public Accountants

OSPREY MEDIA INCOME FUND

CONSOLIDATED BALANCE SHEETS

(thousands of dollars)

	As at December 31
	2004	2005	2006
ASSETS (note 8)
Current
Accounts receivable, less allowance for doubtful accounts of $1,826 ($2,112 in 2005 and $1,941 in 2004)	$28,819	$33,645	$38,084
Income taxes receivable	69	25	259
Inventory	1,773	1,523	2,015
Prepaid expenses (notes 4 and 7)	1,730	2,516	1,953

Total current assets	32,391	37,709	42,311

Property, plant and equipment, net (note 4)	66,299	62,897	58,163
Other assets, net of accumulated amortization of $106 ($19 in 2005 and $1 in 2004) (note 7)	839	1,421	1,305
Identifiable intangible assets, net (notes 3 and 5)	124,212	111,072	96,277
Goodwill (notes 3 and 6)	453,806	457,760	288,095

	$677,547	$670,859	$486,151

LIABILITIES AND UNITHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities (note 17)	$17,259	$20,317	$17,673
Interest payable	252	173	30
Distribution payable (note 9)	3,678	3,678	3,139
Deferred revenue	7,934	8,024	8,112

Total current liabilities	29,123	32,192	28,954

Long-term debt (note 8)	140,657	158,276	162,499
Employee benefit liability (note 10)	3,532	3,330	3,640
Future income taxes (note 12)	37,759	31,140	—

Total liabilities	$211,071	$224,938	$195,093

Unitholders' equity
Units (note 9)	480,739	480,627	480,627
Contributed surplus (note 9)	115	115	115
Deficit	(14,378)	(34,821)	(189,684)

Total unitholders' equity	466,476	445,921	291,058

	$677,547	$670,859	$486,151

Commitments and contingencies (note 14)

See accompanying notes

On behalf of the Board of Trustees

(Signed) MICHAEL G. SIFTON Trustee	(Signed) JAMES WALLACE Trustee

OSPREY MEDIA INCOME FUND

CONSOLIDATED STATEMENTS OF
OPERATIONS AND DEFICIT

(thousands of dollars except for units and per unit amounts)

	Period from April 15 to December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006
Revenue
Advertising	$116,842	$169,387	$176,587
Circulation	34,111	47,255	45,442
Job printing and other	4,199	5,883	7,719

	155,152	222,525	229,748

Cost of sales
Labour	58,429	87,771	93,464
Newsprint	12,472	17,788	18,574
Other operating costs	42,305	63,499	65,953
Reorganization costs (note 1)	—	—	688
Restructuring charges (note 17)	1,300	488	670

	114,506	169,546	179,349

Income before undernoted items	40,646	52,979	50,399

Write-down of goodwill (note 6)	—	—	170,000
Gains on dispositions (note 3)	—	—	(8,560)
Depreciation (note 4)	5,995	9,067	9,007
Amortization (notes 5 and 7)	14,691	18,604	15,402
Interest expense, net	4,508	7,887	9,116

(Loss) income before income taxes	15,452	17,421	(144,566)

Provision for (recovery of) income taxes (note 12)
Current	327	349	—
Future	(4,541)	(6,619)	(31,140)

	(4,214)	(6,270)	(31,140)

Income before non-controlling interest	19,666	23,691	(113,426)
Net income attributable to non-controlling interest	772	—	—

Net (loss) income for the period	18,894	(23,691)	(113,426)
Deficit, beginning of period	—	(14,378)	(34,821)
Distributions to unitholders (note 9)
Cash	(31,261)	(44,134)	(41,437)
Non-cash (note 7)	(2,011)	—	—

Deficit, end of period	$(14,378)	$(34,821)	$(189,684)

Net (loss) income per unit
Basic (note 18)	$0.40	$0.48	$(2.31)
Diluted (note 18)	$0.40	$0.48	$(2.31)

See accompanying notes

OSPREY MEDIA INCOME FUND

CONSOLIDATED STATEMENTS OF
CASH FLOWS

(thousands of dollars)

	Period from April 15 to December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006
OPERATING ACTIVITIES
Net (loss) income for the period	$18,894	$23,691	$(113,426)
Add (deduct) items not involving cash:
Write-down of goodwill (note 6)		—	170,000
Gains on dispositions (note 3)	—	—	(8,560)
Non-controlling interest	772	—	—
Depreciation and amortization	20,686	27,671	24,409
Future income taxes (note 12)	(4,541)	(6,619)	(31,140)
Other	(244)	(648)	685
Net change in non-cash working capital items (note 16)	2,364	(3,377)	(7,768)

Cash provided by operating activities	37,931	40,718	34,200

FINANCING ACTIVITIES
Increase in (repayment of) long-term debt, net (note 8)	(7,643)	17,619	4,223
Increase in deferred financing costs (note 7)	(51)	(31)	(332)
Issuance of units (note 9)	204,000	—	—
Repurchase of units (note 9)	(1,885)	—	—
Cost related to initial reorganization (note 9)	(17,511)	(112)	—
Distributions to unitholders (note 9)	(27,583)	(44,134)	(41,976)

Cash provided by (used in) financing activities	149,327	(26,658)	(38,085)

INVESTING ACTIVITIES
Net additions to property, plant and equipment	(3,140)	(4,883)	(3,006)
Proceeds of dispositions (note 3)	—	—	9,445
Acquisitions of businesses (note 3)	(184,118)	(9,177)	(2,554)

Cash provided by (used in) investing activities	(187,258)	(14,060)	3,885

Net change in cash during the period	—	—	—
Cash, beginning of period	—	—	—

Cash, end of period	$—	$—	$—

Supplemental cash flow information:
Interest paid	$5,109	$8,132	$9,413
Income taxes (refunded) paid	$729	$925	$(66)

See accompanying notes

OSPREY MEDIA INCOME FUND

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All tabular amounts in thousands of dollars)
December 31, 2006, 2005 and 2004

1.     DESCRIPTION OF THE BUSINESS

  Osprey Media Income Fund (the "Fund") is an unincorporated, limited purpose trust established under the laws of Ontario on January 1, 2004 and commenced operations on April 15, 2004. The Fund was established to invest in the newspaper industry in Canada.

  Newspaper advertising revenues are seasonal in nature and coincide with changes in consumer spending. Typically, the second and fourth quarters are stronger, with the fourth being the strongest as advertisers increase advertising budgets as a lead-up to seasonal increases in consumer spending habits during the December holiday period. The first quarter is typically the weakest quarter, reflective of the post-holiday slowdown. Consequently, the results of operations and cash flows for the period from April 15 to December 31, 2004 are not necessarily indicative of the results to be expected for a full year.

  On April 15, 2004, through a series of transactions, the Fund acquired Osprey Media Holdings Inc. ("Holdings") and 72.2% of Osprey Media Group Inc. ("Group") for cash consideration of $179,601,000 and the issuance of 15,381,484 units. The acquisition was completed in conjunction with the initial public offering of 20,000,000 units pursuant to a prospectus filed on April 6, 2004. On May 21, 2004 the non-controlling interest exercised its put requiring the Fund to acquire 3,246,906 Class B shares and $104,093,980 of notes of Group which were settled through the issuance of 13,456,304 units and a cash payment of $1,885,000. As a result of the aforementioned transactions, the Fund owns 100% of Group. Accordingly, subsequent to May 20, 2004, the Fund no longer recognizes a non-controlling interest. These acquisitions were accounted for under the purchase method of accounting and are included in the consolidated statement of operations and deficit from the date of acquisition. The Fund's income is derived from its wholly-owned subsidiaries. Distributions to unitholders of the Fund are made monthly. These distributions are entirely dependent on the cash flow of Group, which in turn is used to pay interest on unsecured, subordinated promissory notes and dividends to the Fund.

  On January 3, 2006, pursuant to unitholder approval received on May 10, 2005 and an Advance Income Tax Ruling issued by the Canada Revenue Agency on December 19, 2005, the Fund completed a reorganization of its subsidiaries. The operating assets formerly owned by Group and Holdings are now owned by a new entity, Osprey Media LP ("Osprey") and the Fund, whereby the Fund directly and indirectly holds 100% of Osprey. As a result of this reorganization, the underlying operations of the Fund are not subject to income taxes (see below), Federal Large Corporations Tax, or Ontario capital tax. Distributions from the partnership are effectively taxed at the unitholder level. A complete description of the reorganization is contained in the Notice of Annual and Special Meeting of Unitholders and the Management Information Circular dated March 31, 2005. See notes 6 and 12.

  The Fund's income is derived solely from its ownership of limited partnership units of Osprey. This income is used to make monthly distributions to unitholders of the Fund.

  On October 31, 2006, the Federal Government of Canada announced proposed changes to the taxation of income trusts. If enacted, the legislation would cause certain distributions to be taxed at the trust level at a special rate. Net distributions would then be paid and taxed at the unitholder level, however unitholders would be able to utilize applicable tax credits. The Fund is currently evaluating the impacts of the proposed legislation. If enacted as proposed, certain of the Fund's distributions will be subject to tax beginning in 2011.

  The anticipated accounting impact of the proposed taxation changes, when substantively enacted, is to trigger the recognition of future income tax assets and liabilities with a corresponding impact on future tax expense. The amount will be based on temporary differences expected to reverse after the date that the taxation changes take effect and will be measured using income tax rates substantively enacted at the consolidated balance sheet dates.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The consolidated financial statements of the Fund have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The effects of differences between the application of Canadian and United States ("U.S.") GAAP on the consolidated financial statements of the Fund are described in note 22.

  The significant accounting policies are summarized below:

  (a)
  Principles of consolidation

    The consolidated financial statements include the accounts of the Fund and all of its subsidiaries. All significant intercompany transactions and balances have been eliminated on consolidation.

  (b)
  Net (loss) income per unit

    Net (loss) income per unit is calculated by dividing net (loss) income by the weighted average number of units outstanding during the year. For purposes of the weighted average number of units outstanding, units are determined to be outstanding from the date they are issued.

  (c)
  Inventory

    Inventory, principally comprised of newsprint, is valued at the lower of cost, determined on a first-in, first-out basis, and replacement cost.

  (d)
  Property, plant and equipment

    Land, buildings and machinery and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the assets' original estimated useful lives, using expected useful lives of 40 years for buildings and 5 to 20 years for machinery and equipment. Repairs and maintenance expenditures are charged to other operating costs as incurred.

    Management reviews the carrying amount of property, plant and equipment and identifiable intangible assets with finite lives if events or circumstances indicate that the carrying amount may not be recoverable. Recoverability is measured by comparing the carrying amounts of a group of assets to the future undiscounted net cash flows expected to be generated by that group of assets. If the carrying amount is not recoverable, the Fund would recognize an impairment loss equal to the amount by which the carrying value of a group of assets exceeds the fair value.

  (e)
  Goodwill and identifiable intangible assets

    The Fund's identifiable intangible assets are recorded at their fair value on the date of acquisition and identifiable intangible assets with finite lives are amortized over their useful lives. Subscriber and advertiser bases are amortized on a declining balance basis using an annual rate of 20%. Non-compete agreements are amortized on a straight-line basis over their contractual terms. Newspaper mastheads are considered to have an indefinite life and, accordingly, are not amortized. Goodwill represents the excess of the purchase consideration over the fair value of the net tangible and intangible assets acquired at the date of acquisition. Goodwill is not amortized.

    The valuation of the subscriber and advertiser bases is based on discounted cash flows expected to be generated from the acquired subscriber and advertiser bases over the estimated subscriber relationship period. The valuation of newspaper mastheads is based on a relief from royalty approach using discounted cash flows. Certain assumptions were used to determine the fair value of the subscriber and advertiser bases and newspaper mastheads, the most sensitive of which include a discount rate applied to future cash flows equivalent to the Fund's average cost of capital, projected revenue per existing subscriber and advertiser based on an historical attrition rate for subscribers and advertisers, an appropriate royalty rate and an appropriate charge for recovery of the investment in the acquired businesses' net property, plant and equipment. Any change in these assumptions could result in a different fair value allocated to subscriber and advertiser bases and newspaper mastheads.

    Certain of the newspapers operate in competitive markets. Management has estimated the useful lives of the subscriber and advertiser bases for its newspapers based on contractual terms and historical renewal patterns. Significant changes in such renewal patterns, other industry trends and existing competitive pressures could result in material impairment of goodwill and identifiable intangible assets.

    Goodwill and identifiable intangible assets with indefinite useful lives are tested for impairment at least annually, by comparing their fair values with their book values. The fair value of the Fund is determined primarily based on a discounted cash flow approach and management may also consider available industry valuation multiples, recent acquisition and divestiture transactions, recent trading activity and capital market pricing of the Fund's units. Impairment of finite life identifiable intangible assets is evaluated as described above in note 2(d).

    The Fund is also required to evaluate goodwill and identifiable intangible assets with indefinite useful lives for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the Fund below its carrying amount. Certain indicators of potential impairment that could impact the Fund's reporting unit include, but are not limited to, the following: (i) a significant long-term adverse change in the business climate that is expected to cause a substantial decline in advertising spending, (ii) a permanent significant decline in the reporting unit's newspaper circulation and subscriber base, (iii) a significant adverse long-term negative change in the demographics of the reporting unit's newspaper readership, (iv) a significant technological change that results in a substantially more cost-effective method of advertising than newspapers, and (v) a significant change in taxation as it relates to the income trust sector or the Fund in isolation.

  (f)
  Deferred financing costs

    Deferred financing costs consist of certain costs incurred in connection with the Fund's credit facilities. Such costs are amortized on a straight-line basis over the remaining term of the credit facilities.

  (g)
  Revenue recognition

    Advertising revenue is recorded net of agency discounts and is recognized when the advertisement appears in the newspaper. Circulation revenue is recorded net of returns and is recognized upon delivery of the product. Job printing and other revenue is recognized upon completion of the service rendered.

    Deferred revenue represents subscription payments that have not been earned and is recognized on a straight-line basis over the term of the related subscription.

  (h)
  Use of estimates

    The preparation of the consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, the Fund evaluates its estimates, including those related to allowance for doubtful accounts, impairment of identifiable intangible assets and goodwill, future income taxes, pension and other post-retirement benefits, purchase price allocations, and useful lives of tangible and intangible long-lived assets. The Fund relies on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying values of assets or liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions or conditions.

  (i)
  Derivative financial instruments and hedging relationships

    Derivative financial instruments are utilized by the Fund in the management of its interest rate exposure. The Fund's policy is to not utilize derivative financial instruments for trading or speculative purposes. The Fund formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Fund also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

    Derivative instruments that qualify for hedge accounting are recorded in the consolidated balance sheets and changes in fair value are deferred and recognized in income at the end of the hedging relationship, except where the hedge has been assessed to have no ineffectiveness and changes in fair values and cash flows attributable to the risk being hedged are expected to offset completely at inception and on an ongoing basis. Where no ineffectiveness has been assessed, changes in fair values are not recognized in the consolidated financial statements. All derivative instruments that do not qualify for hedge accounting, or are not designated as a hedge, are recorded in the consolidated balance sheets as either an asset or liability with changes in fair value recognized in income.

    The Fund has designated its interest rate swap arrangements for cash flow hedge accounting and has determined that there is no ineffectiveness based on either the short cut method or the critical-terms matching approach. Accordingly, the fair value of the hedge contracts and any changes thereto have not been recorded in the consolidated financial statements. As at December 31, 2006, the Fund has not entered into any other derivative instruments.

  (j)
  Income taxes

    The Fund is a mutual fund trust for income tax purposes. As such, the Fund is only taxable on any amount not allocated to unitholders. As substantially all taxable income will be allocated to the unitholders, no provision for income taxes on earnings of the Fund has been made in these consolidated financial statements. Income tax liabilities relating to distributions of the Fund are taxed in the hands of the unitholders.

    The Fund uses the liability method of tax allocation in accounting for income taxes of its subsidiaries. Under this method, temporary differences between the carrying amount of balance sheet items and their corresponding tax bases result in either future income tax assets or liabilities. Future income taxes are computed using substantively enacted tax rates for the years in which the differences are expected to reverse. Future income tax assets are only recognized to the extent that, in the opinion of management, assets will more likely than not be realized.

    On January 3, 2006, the Fund completed a reorganization of its subsidiaries such that the business of the Fund is conducted through a limited partnership and, as a partnership is not a taxable entity for federal and provincial income tax purposes, the liability method ceased to be applicable to the Fund's subsidiaries.

    On October 31, 2006, the Federal Government of Canada announced proposed changes to the taxation of income trusts. If enacted, the legislation would cause certain distributions to be taxed at the trust level at a special rate. Net distributions would then be paid and taxed at the unitholder level, however unitholders would be able to utilize applicable tax credits. The Fund is currently evaluating the impacts of the proposed legislation. If enacted as proposed, certain of the Fund's distributions will be subject to tax beginning in 2011.

  (k)
  Employee future benefit plans

    The Fund accrues its obligations under defined benefit employee benefit plans and the related costs using the following policies:

  •
  The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro rated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs.

  •
  For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

  •
  Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

  •
  The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The average remaining service period of the active employees covered by such plans ranges from two to fourteen years.

    In respect of defined contribution and multi-employer plans, the Fund expenses its contributions as earned by employees.

3.     ACQUISITIONS AND DISPOSITIONS

  During the year ended December 31, 2006, Osprey completed two dispositions. On August 4, 2006, Osprey disposed of Nepean This Week, a weekly newspaper published in Nepean, Ontario. On August 8, 2006, Osprey disposed of its telephone directory business which consisted of twenty-seven independent telephone directories under the Helpful Pages and Leader brands in selected markets across Ontario.

  Total net consideration, including costs of disposition, was $9,395,000 of which $50,000 related to transaction costs was accrued as payable at December 31, 2006. The book value of the disposed property, plant and equipment was $33,000. These dispositions resulted in gains of $8,560,000 in the consolidated statements of operations and deficit as, under Canadian GAAP, no goodwill is allocated to these dispositions. The gain on the disposition is subject to potential adjustments relating to finalization of the working capital.

  On January 31, 2006, Osprey acquired 1000 Islands Publishers, which publishes The Gananoque Reporter and operates a commercial printing and bindery business serving established clientele in eastern Ontario.

  During the year ended December 31, 2005, Osprey completed three acquisitions. On June 24, 2005, Osprey acquired Interactive Publishing Ltd., which publishes The Community Press and its associated publications in the Brighton, Campbellford, Trenton, Stirling and Belleville areas of eastern Ontario. On June 30, 2005, Osprey acquired Town Media Inc. and Laurel Oak Marketing, which publishes magazines and operates consumer and trade shows in the Hamilton, Ontario area. Also on June 30, 2005, Osprey acquired Cottage Country Communications, which publishes Muskoka Magazine and its associated publications.

  These acquisitions were accounted for under the purchase method of accounting and are included in the consolidated statements of operations and deficit from their respective dates of acquisition. The total cost of acquisitions for the year ended December 31, 2006 was $2,153,000 ($9,578,000 in 2005). Total consideration of the acquisitions was allocated based on estimated fair values as follows:

	2005	2006
Non-compete agreements	$1,125	$35
Subscriber and advertiser bases	3,110	360
Mastheads	1,210	125
Goodwill	3,364	307
Other (including working capital and property, plant and equipment)	769	1,326

Net assets acquired at fair value	$9,578	$2,153

  During the year ended December 31, 2006, the Fund made payments totalling $401,000 in respect of closing working capital of its 2005 acquisitions. In addition, an adjustment of $28,000 was made to the 2005 acquisition equations which was accounted for in working capital and goodwill ($590,000 in 2005). This adjustment was the result of finalizing certain pre-acquisition accrued liabilities.

  Through a series of transactions completed on April 15, 2004, the Fund acquired 72.2% of Osprey for cash consideration of $179,601,000, net of $3,700,000 cash acquired and the issuance of 15,381,484 units.

  On May 21, 2004, the non-controlling interest exercised its put requiring the Fund to acquire 3,246,906 Class B shares and notes of Osprey in the amount of $104,093,980. The consideration consisted of the issuance of 13,456,304 units and a cash payment of $1,885,000 resulting in the elimination of the aforementioned notes and the non-controlling interest and a reduction in goodwill of $887,000. As a result, the Fund owns 100% of Osprey.

  These acquisitions were accounted for under the purchase method of accounting and are included in the consolidated statement of operations and deficit from the date of acquisition.

  Total consideration of the April 15, 2004 acquisition was allocated based on the estimated fair values as follows:

Current assets	$32,714
Property, plant and equipment	69,931
Non-compete agreements	6,112
Subscriber and advertiser bases	91,995
Mastheads	39,250
Other assets	4
Goodwill	453,435

$693,441
Less liabilities assumed:
Current liabilities	23,303
Long-term liabilities	152,144
Future income taxes	48,015
Notes	104,094
Non-controlling interest	32,469

$360,025

Net assets acquired at fair value	$333,416

Consideration
Cash paid, net of $3,700 cash acquired	179,601
Units (note 9)	153,815

$333,416

  During the period ended December 31, 2004, revisions were made to the April 15, 2004 acquisition equation, which resulted in adjustments to working capital, goodwill and long-term liabilities in the amounts of $191,000, $293,000 and $102,000, respectively.

  During the period ended December 31, 2004, Osprey completed five acquisitions. On August 24, 2004 Osprey acquired 100% of the shares of Vines Publishing Inc., which publishes Vines magazine, a viniculture publication, and its associated publications. On August 31, 2004 Osprey acquired 100% of the shares of Mid-North Monitor (1997) Ltd., which publishes the weekly Mid-North Monitor. Also, on August 31, 2004 Osprey acquired the assets of the Minden Times and The Haliburton County Echo, both weekly newspapers, and their associated publications. On October 29, 2004, Osprey acquired the right to publish Business Niagara Magazine and on November 3, 2004, Osprey acquired the right to publish Awesome! Ontario's Northern Magazine.

  These acquisitions were accounted for under the purchase method of accounting and are included in the consolidated statement of operations and deficit from their respective dates of acquisition. Total consideration paid, including costs of acquisition, was $2,632,000. Amounts allocated to non-compete agreements, subscriber and advertiser bases, mastheads and goodwill were $137,000, $940,000, $468,000 and $1,258,000, respectively. The allocation of the purchase price related to the above acquisitions is preliminary and will be refined as information relating to closing working capital and acquisition costs is finalized.

4.     PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment consists of the following:

	2004	2005	2006
Cost
Land	$6,609	$6,660	$6,835
Buildings	20,022	20,869	21,746
Machinery and equipment	45,540	49,699	52,837

	$72,171	$77,228	$81,418

Accumulated depreciation
Buildings	606	1,664	2,734
Machinery and equipment	5,266	12,667	20,521

	5,872	14,331	23,255

Net book value	$66,299	$62,897	$58,163

  During the year, depreciation of property, plant and equipment totalled $9,007,000 ($9,067,000 in 2005 and $5,995,000 in 2004).

  On December 23, 2004, the Fund entered into a sale and operating lease-back transaction for one of its properties. Sale proceeds, in the amount of $1,600,000, were in the form of a relief from rent on the leased-back property. The current portion of the sale proceeds is recognized in prepaid expenses with the remainder in other assets.

5.     IDENTIFIABLE INTANGIBLE ASSETS

  Identifiable intangible assets consists of the following:

	2004	2005	2006
Cost
Non-compete agreements	$6,249	$7,374	$7,364
Subscriber and advertiser bases	92,935	96,045	96,405
Mastheads	39,718	40,928	41,053

	$138,902	$144,347	$144,822

Accumulated amortization
Non-compete agreements	1,574	3,909	5,747
Subscriber and advertiser bases	13,116	29,366	42,798
	14,690	33,275	48,545

Book value	$124,212	$111,072	$96,277

  During the year, amortization of identifiable intangible assets totalled $15,315,000 ($18,585,000 in 2005 and $14,690,000 in 2004).

6.     GOODWILL

  As outlined in the notes to the Fund's 2005 audited consolidated financial statements, the reorganization of the Fund's subsidiaries resulted in a recovery of future income taxes of $31,140,000 (see note 12). Management believed this increase in unitholders' equity to be an event or change in circumstances requiring the Fund to evaluate under Canadian GAAP whether the book value of its reporting unit exceeded its estimated fair value. Based on the results of this evaluation, the Fund determined that no impairment to the carrying value of goodwill existed as a result of the reorganization at January 3, 2006. Subsequent to this, management monitored a number of market and industry developments which included market capitalization, challenging operating environments within the newspaper industry and a revised opinion as to the operating cash flows compared to its original expectations. Management estimated the fair value of the reporting unit using a number of industry accepted valuation methodologies including discounted future cash flows, available industry valuation multiples, recent industry acquisition and divestiture transactions, recent trading activity and capital market pricing of the Fund's units and other valuation considerations. These methodologies resulted in a range of values. Management concluded that there was no impairment to identifiable assets, but recorded a non-cash charge in the amount of $95,000,000 in the second quarter related to the carrying value of goodwill.

  As at October 1, 2006, management performed its annual goodwill impairment test in accordance with its accounting policies (see note 2). On October 31, 2006, prior to the completion of this test, the Federal Government of Canada announced proposed changes to the taxation of certain distributions of income trusts. For existing trusts, the proposed legislation would subject certain distributions of income trusts to tax effective in 2011. Management considered the proposed changes in taxation as part of its evaluation while finalizing its goodwill impairment test. Management considered a number of industry accepted valuation methodologies including discounted future cash flows, recent acquisition and divestiture transactions, recent trading activity and capital market pricing of the Fund's units. Management determined that there was no impairment to identifiable assets however, because of the above noted October 31, 2006 government announcement and the subsequent reduction in market capitalization of the Fund's units, management recorded a non-cash charge in the amount of $75,000,000 related to the carrying value of goodwill.

  During 2006, management recorded total non-cash charges of $170,000,000 to the consolidated statements of operations and deficit related to the carrying value of goodwill.

  A summary of the changes to goodwill for the years ended December 31, 2006, 2005 and 2004 is as follows:

	2004	2005	2006
Balance, beginning of year	$453,435	$453,806	$457,760
Impairment charges	—	—	(170,000)
Acquisition of non-controlling interest	(887)	—	—
Acquisitions	1,258	3,954	335

Balance, end of year	$453,806	$457,760	$288,095

7.     OTHER ASSETS

  Included in other assets are deferred financing costs and licenses. Amortization of deferred financing costs and licenses for the year ended December 31, 2006 was $87,000 ($18,000 in 2005 and $1,000 in 2004).

  Also included in other assets is a long-term receivable in respect of a 2004 sale and operating lease-back of one of the Fund's properties. Proceeds on the sale totalled $1,600,000 and were in the form of relief from future rent. The current portion of the receivable is recorded in prepaid expenses.

8.     CREDIT FACILITIES

  The administrative agent for the Fund's credit facilities is the parent company of a unitholder. The assets of the Fund are pledged as collateral against the term and revolving facilities.

  Interest on the $133,300,000 term facility and $65,000,000 revolving facility, which includes a $10,000,000 operating line, is at variable market rates. On May 26, 2004, Osprey entered into variable for fixed interest rate swap arrangements with two of its credit facility lenders that fix the interest rate on a total of $75,000,000 of the term facility through April 15, 2008. Under the swap arrangements, which qualify for cash flow hedge accounting, the interest rate on the hedged portion of the term facility is fixed at 4.045% plus an acceptance fee currently set at 1.375%. As part of the reorganization, these swap arrangements were assigned to the Fund. For the year ended December 31, 2006, total interest on the credit facilities, including the effect of the interest rate swaps, amounted to $9,152,000 ($7,965,000 in 2005 and $4,816,000 in 2004) and averaged 5.6% (5.2% in 2005 and 4.7% in 2004).

  The parties to the Bank Credit Agreement entered into a First Amendment Agreement to the Bank Credit Agreement (the "First Amendment") dated August 23, 2004. The First Amendment amended certain terms and conditions of the Bank Credit Agreement to permit Osprey to decrease the outstanding principal of the term facility by $15,000,000 and to increase the aggregate amount available under the revolving facility by $15,000,000. On August 24, 2004, Osprey made a $15,000,000 repayment against the term facility, reducing the outstanding principal to $133,300,000. The $15,000,000 repayment was settled using $8,571,000 of cash and a drawdown of its revolving facility by $6,429,000.

  On January 1, 2006, the Fund and Osprey entered into a Third Amended and Restated Credit Agreement. The terms and related covenants of the credit facilities remained substantially unchanged from Group's prior credit facilities, except that the original maturity of April 15, 2008, was extended to January 1, 2011. In addition, the new facilities provide the Fund with improved pricing for amounts borrowed.

  The credit facilities have no specific repayment terms other than to the extent insurance, asset sale or business sale proceeds in excess of certain thresholds are not reinvested. Osprey has one year from the date of sale of Nepean This Week and the telephone directory business to reinvest the proceeds or have the amount serve as a permanent reduction of debt (see note 3). The credit agreement contains covenants with respect to interest coverage, debt to earnings and maximum mark-to-market exposure on hedge contracts.

  Long-term debt

  Long-term debt consists of the following:

	2004	2005	2006
Term facility	$133,300	$133,300	$133,300
Revolving facility	7,357	24,976	29,199

	$140,657	$158,276	$162,499

9.     UNITS

  Units consist of the following:

	2004	2005	2006	2004	2005	2006
	Number of units (000's)
Authorized
Unlimited units
Balance, beginning of period	—	49,038	49,038	$—	$480,739	$480,627
Issued for cash	20,400			204,000	—	—
Issued in respect of April 15, 2004 acquisition (notes 1 and 3)	15,382			153,815	—	—
Purchased for cancellation	(200)			(2,000)	—	—
Issued in respect of May 21, 2004 acquisition (notes 1 and 3)	13,456			134,563	—	—

Units outstanding (49,037,788)	49,038	49,038	49,038	490,378	480,739	480,627
Less reorganization costs, net of future taxes of $5,861				(11,650)	(112)

Total issued and fully paid				478,728	480,627	480,627
Special non-cash distribution				2,011

Balance, end of period				$480,739	$480,627	$480,627

  The Fund may issue an unlimited number of units. The units are transferable and each unit represents an equal undivided beneficial interest in any distributions of the Fund. The units are redeemable by the holders at any time on demand subject to certain restrictions. The units have no conversion, retraction, or pre-emptive rights. Unitholders are entitled to one vote for each whole unit at all meetings of unitholders that are required to be called and held annually.

  During the year ended December 31, 2006, the Fund declared cash distributions of $41,437,000 ($44,134,000 in 2005 and $31,261,000 in 2004) and paid cash distributions of $41,976,000 ($44,134,000 in 2005 and $27,583,000 in 2004). On December 15, 2006, the Fund announced a cash distribution payable of $3,139,000 that was paid on January 15, 2007 ($3,678,000 in 2005 and 2004).

  In February 2005, the Fund incurred $112,000 of reorganization costs related to the initial public offering which were charged to unitholders' equity ($11,650,000 in 2004).

  On May 21, 2004, the underwriters exercised the over-allotment option in connection with the initial public offering for the purchase of 400,000 units of the Fund. As a result, the Fund issued 400,000 over-allotment units from treasury for cash consideration of $4,000,000. In accordance with the securityholders' agreement, the Fund paid $1,885,000 to purchase 194,000 and 6,000 units for cancellation from the principal unitholder and others, respectively, resulting in a contributed surplus of $115,000.

  In addition, a special non-cash distribution of $2,011,000 ($0.041 per diluted unit) was declared on December 20, 2004. In accordance with the Fund Trust Agreement, this special distribution was paid by way of additional units on January 14, 2005. Immediately following the issuance of these additional units, the Fund consolidated the outstanding units such that the units held by a unitholder remained unchanged from the number held immediately prior to the special distribution. The effect on per unit amounts of the distribution is considered immaterial. The number of units issued and outstanding at December 31, 2004 is 49,037,788.

10.   EMPLOYEE BENEFIT PLANS

  The Fund has a defined benefit pension plan covering substantially all of its employees and a defined benefit life insurance and health care plan.

  Defined contribution plans

  The Fund sponsors six defined contribution plans and contributed $169,000 to the plans for the year ended December 31, 2006 ($128,000 in 2005 and $202,000 in 2004).

  Multi-employer plans

  The Fund contributes to various union-sponsored, collectively bargained, multi-employer pension plans. The Fund's contributions to the multi-employer pension plans for the year ended December 31, 2006 were $207,000 ($206,000 in 2005 and $160,000 in 2004).

  Single-employer pension plans

  The Fund sponsors a single-employer pension plan (the "Osprey Pension Plan"), a defined benefit pension plan under which benefits are based primarily on years of service and compensation levels. The Fund also sponsors an individual pension plan and a supplemental employee retirement plan, the latter being an unfunded plan.

  Employee benefit plans

	Pension benefit plans			Other benefit plan
	2004	2005	2006	2004	2005	2006
Change in fair value of plan assets
Fair value of plan assets, beginning of period	$19,954	$21,576	$27,305	$—	$—	$—
Actual return on plan assets(1)	496	4,578	3,317	—	—	—
Employer contributions	819	1,009	994	7	22	18
Employees' contributions	465	679	657	—	—	—
Benefits paid	(158)	(537)	(850)	(7)	(22)	(18)

Fair value of plan assets, end of period	$21,576	$27,305	$31,423	$—	$—	$—

Change in benefit obligation
Benefit obligation, beginning of period	21,094	25,507	32,829	2,632	882	1,012
Service cost	1,283	1,669	2,374	20	32	32
Interest cost	1,027	1,614	1,682	38	54	51
Benefits paid	(158)	(537)	(850)	(7)	(22)	(18)
Past service gained	—	—	—	(1,126)	—	—
Actuarial (gain) loss	2,261	4,576	(1,396)	(675)	66	(39)

Benefit obligation, end of period	$25,507	$32,829	$34,639	$882	$1,012	$1,038

Reconciliation of benefit obligation to employee benefit liability:
Benefit obligation, end of period	25,507	32,829	34,639	882	1,012	1,038
Plan assets, at fair value	21,576	27,305	31,423	—	—	—

Funded status — plan deficit	3,931	5,524	3,216	882	1,012	1,038
Unamortized net actuarial (loss) gain, end of period	(2,783)	(4,315)	(1,539)	490	255	229
Unamortized past service gain, end of period	—	—	—	1,012	854	696

Employee benefit liability, end of period	$1,148	$1,209	$1,677	$2,384	$2,121	$1,963

(1)
Included in the actual return on plan assets is an actuarial gain of $1,378,000 (2005 — $3,025,000; 2004 — actuarial loss of $522,000).

  The Fund's benefit plan expense (recovery) for the years ended December 31, 2006, 2005 and 2004 is as follows:

	Pension benefit plans			Other benefit plan
	2004	2005	2006	2004	2005	2006
Service cost, net of employees' contributions	$812	$990	$1,717	$20	$32	$32
Interest cost	1,027	1,614	1,682	38	54	51
Expected return on plan assets	(1,016)	(1,553)	(1,939)	—	—	—
Amortization of past service gain	—	—	—	(114)	(158)	(158)
Amortization of net actuarial loss (gain)	—	19	2	(185)	(169)	(65)

Net benefit plan expense (recovery)	$823	$1,070	$1,462	$(241)	$(241)	$(140)

  The significant actuarial assumptions adopted in measuring the Fund's benefit obligation are as follows:

	Pension benefit plans			Other benefit plan
	2004	2005	2006	2004	2005	2006
Discount rate to determine benefit obligation	6.00%	5.00%	5.25%	6.00%	5.00%	5.25%
Discount rate to determine benefit plan expense	6.50%	6.00%	5.00%	6.50%	6.00%	5.00%
Assumed long-term rate of return on plan assets	7.00%	7.00%	7.00%	N/A	N/A	N/A
Rate of increase in future compensation	3.50%	3.50%	3.50%	3.50%	N/A	N/A

  The effects of a one percent increase and decrease in the assumed health care cost trend rates are as follows:

	Base			1% increase			1% decrease
	2004	2005	2006	2004	2005	2006	2004	2005	2006
Service cost	$65	$32	$32	1.4%	1.2%	1.2%	(1.7)%	(1.4)%	(1.7)%
Interest cost	$87	$54	$51	0.3%	1.1%	1.1%	(0.3)%	(1.2)%	(0.3)%
Benefit obligation	$882	$1,012	$1,038	0.4%	1.1%	1.1%	(0.5)%	(1.2)%	(0.5)%

  Plan assets administered on behalf of the Osprey Pension Plan and the individual pension plan were invested in balanced funds at December 31, 2006, 2005 and 2004 as follows:

	2004	2005	2006
Cash	3.3%	3.7%	5.8%
Canadian equity securities	32.9%	96.3%	29.7%
International equity securities	25.3%	—	28.3%
Bonds	36.6%	—	36.0%
Other	1.9%	—	0.2%

  The last complete valuations for accounting purposes were performed as at January 1, 2004. However, the liabilities for active members of the Osprey Pension Plan were revalued as at January 1, 2006 using actual membership data as at that date.

  The most recent actuarial valuations of the Osprey Pension Plan and individual pension plan were performed as at December 31, 2003 and July 31, 2004, respectively. The measurement date for the benefit plans were December 31, 2006, December 31, 2005 and December 31, 2004.

  The next actuarial valuations of the Osprey Pension Plan and individual pension plan are to be performed no later than December 31, 2006 and July 31, 2007, respectively.

  The assumed health care cost trend rate at December 31, 2006 was 8.0% decreasing to 4.0% in 2014 and thereafter (8.5% in 2005 and 9% in 2004).

11.   LONG-TERM INCENTIVE PLAN

  The Fund has established a long-term incentive plan (the "LTIP") for designated senior executives of Osprey. The purpose of the LTIP is to provide eligible participants with compensation opportunities that will encourage ownership of units and enhance the ability of the Fund to attract, retain and motivate key personnel and reward participants for performance and associated per unit cash flow growth of the Fund.

  Pursuant to the LTIP, Osprey will set aside a pool of funds based on the amount, if any, by which the Fund's distributions exceed certain distributed cash threshold amounts. Osprey, as trustee under the LTIP, will then purchase units in the market with such pool of funds and will hold such units until such time as ownership vests to each participant.

  The Board of Trustees has the power to, among other things, determine (a) those individuals who participate in the LTIP, (b) the level of participation of each participant and (c) the time or times when ownership of the units vest for each participant.

  For the years ended December 31, 2006 and 2005, and for the period from April 15 to December 31, 2004, the distributed cash per unit of the Fund did not exceed the threshold amounts. Thus, no accruals have been made for compensation expense in respect of this plan.

12.   INCOME TAXES

  As a result of the Fund's reorganization (see note 1), the underlying operations of the Fund are not subject to income taxes, and accordingly, all future income tax amounts as at January 3, 2006, which totalled

  $31,140,000, were eliminated and recognized in the consolidated statements of operations and deficit. A summary outlining the nature of this amount is as follows:

Future income taxes related to acquisitions	$48,161
Future income tax recoveries to December 31, 2005	(11,160)
Initial public offering reorganization costs	(5,861)

Future income taxes eliminated	$31,140

  For 2005 and 2004, the Fund's corporate structure involved a significant amount of intercompany and other debt, generating substantial interest expense, which served to reduce income and therefore income taxes of its subsidiaries. The provision for current income taxes of $349,000 for the year ended December 31, 2005 ($327,000 for the period April 15 to December 31, 2004) represented Federal Large Corporations Tax of the Fund's subsidiaries. For the year ended December 31, 2005, Ontario capital tax of the Fund's subsidiaries in the amount of $629,000 was included in other operating costs. Future income taxes as at December 31, 2005 and 2004 primarily relate to the value attributable to the identifiable intangible assets.

  For the year ended December 31, 2005 and for the period from April 15 to December 31, 2004, the provision for (recovery of) income taxes represents taxes attributable to the Fund's former subsidiaries. These subsidiaries were subject to tax at an effective rate different from the combined statutory federal and provincial income tax rate of 34.1%. The differences consisted of the following:

	2004	2005
Income before income taxes	$15,452	$17,421

Provision for income tax at the statutory rate	5,269	5,941
Cash distributions taxed directly to unitholders	(10,660)	(15,050)
Other permanent differences	(686)	109
Large Corporations Tax	327	349
Future income tax assets not recognized in the year	1,536	2,381

Recovery of income taxes	$(4,214)	$(6,270)

  As at December 31, 2005 and 2004 the tax effect of temporary differences of the Fund's former taxable subsidiaries that gave rise to significant portions of the future income tax assets and future income tax liabilities are summarized below:

	2004	2005
Future income tax liabilities
Property, plant and equipment	$6,760	$3,937
Goodwill and identifiable intangible assets	41,747	35,311

Total future income tax liabilities	$48,507	$39,248

Future income tax assets
Accounts payable and accrued liabilities	$552	$221
Employee benefit liability	1,171	1,136
Loss carryforward	2,441	6,326
Reorganization costs	6,584	4,464

Total future income tax assets	—	12,147
Less: valuation allowance	—	(4,039)

Net future income tax assets	10,748	8,108

Net future income tax liability	$37,759	$31,140

13.   RELATED PARTY TRANSACTIONS

  For the year ended December 31, 2006, Osprey paid a property company $116,000 in base rent ($105,000 in 2005 and $55,000 in 2004) in respect of its premises. Minimum annual lease commitments are $119,000 and the term of the lease extends to February 2011. An executive of the Fund has a minority ownership interest in the company.

  An executive of the Fund has an ownership interest in a vendor that provides services in connection with implementation, support and project management for accounting, advertising and circulation systems. Charges for these services and related property, plant and equipment for the period ended December 31, 2004 amounted to $93,000.

14.   COMMITMENTS AND CONTINGENCIES

  Commitments

  The Fund has obligations for premises and equipment under long-term operating leases extending for various periods to 2012. The minimum aggregate payments in each of the next five years and thereafter are as follows:

2007	$555
2008	501
2009	449
2010	356
2011	201
Thereafter	12

$2,074

  Long-term agreement

  The Fund uses several newsprint manufacturers to supply its requirements and has entered into an agreement with one company to supply a portion of its newsprint purchases up to October 31, 2007. The Fund's purchase requirement under the agreement is approximately $7,400,000.

  Contingencies

  In the ordinary course of business activities, the Fund may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Fund.

15.   FINANCIAL INSTRUMENTS

  Fair values

  The fair values of the following monetary assets and liabilities approximate their carrying amounts due to the relatively short periods to maturity: accounts receivable, income taxes receivable, accounts payable and accrued liabilities, interest payable and distribution payable.

  The fair value of long-term debt approximates its carrying value as the interest rate is at variable market rates.

  As at December 31, 2006, the Fund's interest rate swaps have a fair market value in favour of the Fund of approximately $153,000 ($78,000 in 2005 and an exposure of $1,300,000 in 2004).

  Credit risk

  The Fund is subject to credit risk through trade receivables. This risk is minimized because of the geographical diversity of the Fund's newspaper operations and their broad customer base.

16.   SUPPLEMENTAL CASH FLOW INFORMATION

  For the years ended December 31, 2006, 2005 and period from April 15 to December 31, 2004, the net change in non-cash working capital items consists of the following:

	2004	2005	2006
(Increase) decrease in accounts receivable	$407	$(3,226)	$(5,320)
(Increase) decrease in income taxes receivable	171	44	(234)
(Increase) decrease in inventory	(25)	264	(332)
(Increase) decrease in prepaid expenses	142	(710)	(101)
(Decrease) increase in accounts payable and accrued liabilities	2,288	294	(2,465)
Increase (decrease) in deferred revenue	(619)	(43)	684

	$2,364	$(3,377)	$(7,768)

17.   RESTRUCTURING

  The Fund has restructuring provisions set up through acquisitions and dispositions. In 2006, the Fund included in the allocations of purchase consideration and disposition proceeds, provisions for restructuring costs of $415,000 ($700,000 in 2005). During the year, the Fund made payments of $691,000 in respect of these provisions and $81,000 in respect of provisions established in 2004.

  In 2004, the Fund had included, in the allocations of purchase price, provisions for restructuring costs of $1,360,000 relating to severance payments. As of December 31, 2004, $600,000 has been charged against these provisions.

  Management expects that the majority of these provisions will be utilized within the next twelve months, except for amounts relating to contractual benefit commitments that, in some instances, extend to 2010.

  A summary of the changes in the restructuring provisions for acquisitions and dispositions for the years ended December 31, 2006 and 2005 is as follows:

	2004	2005	2006
Balance, beginning of year	$—	$2,043	$648
Payments made during the year, net	(620)	(2,095)	(772)
Provisions related to acquisitions and dispositions	2,663	700	415

Balance, end of year	$2,043	$648	$291

  During the year ended December 31, 2006, Osprey recorded restructuring charges related to its pre-press consolidation, classified sales and circulation initiatives totalling $670,000 of which $28,000 was accrued as payable at December 31, 2006. In 2005, the Fund recorded restructuring charges of $214,000 for severance payments to classified advertising and circulation employees, and $274,000 related to press and other centralization initiatives. Total restructuring charges in 2005 were $488,000.

  During 2004, the Fund committed to a number of labour cost efficiency initiatives and recorded a restructuring provision of $1,300,000 at December 31, 2004 to provide for the estimated costs of implementing these initiatives.

18.   NET INCOME (LOSS) PER UNIT

  The following is a reconciliation of the numerators and denominators (in thousands) used for the computation of the basic and diluted net (loss) income per unit amounts for the year ended December 31, 2006 and 2005, and for the period from April 15 to December 31, 2004:

	2004	2005	2006
Numerator
Net income used to compute basic net income per unit	$18,894	$23,691	$(113,426)
Adjustment for non-controlling interest	772	—	—

Net (loss) income used to compute diluted net income per unit	$19,666	$23,691	$(113,426)

Denominator
Weighted average units used to compute basic net income per unit	47,154	49,038	49,038
Effect of units issued during the year (period) (notes 1 and 3)	1,884	—	—

Weighted average units used to compute diluted net income per unit	49,038	49,038	49,038

19.   SEGMENTED INFORMATION

  Management has determined that the Fund operates in one reportable segment that involves publishing, printing and distribution in Canada.

20.   SUBSEQUENT EVENTS

  On January 18, 2007, the Fund declared a cash distribution of $3,138,000 which was paid on February 15, 2007. On February 7, 2007, the Fund declared a cash distribution of $3,138,000 payable on March 15, 2007.

21.   COMPARATIVE FIGURES

  Certain of the prior year figures have been re-classified to conform to the current year's presentation.

22.   SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES

  The Fund's consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the U.S.. The following tables set forth the impact of the material differences between Canadian and U.S. GAAP on the Fund's consolidated financial statements.

	Period from April 15 to December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006
Consolidated Statements of Operations and Deficit
Net (loss) income per Canadian and U.S. GAAP	$18,894	$23,691	$(113,426)

	Period from April 15 to December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006
Consolidated Statements of Comprehensive Income (Loss)
Net (loss) income per Canadian and U.S. GAAP	$18,894	$23,691	$(113,426)
U.S. GAAP adjustments to other comprehensive (loss) income:
Pension and post-retirement benefits (a)	—	(372)	(1,167)
Derivative financial instruments (b)	(1,300)	1,378	75
Income taxes on U.S. GAAP differences (d)	443	(343)	(100)

Comprehensive (loss) income per U.S. GAAP	$18,037	$24,354	$(114,618)

	December 31, 2005		December 31, 2006
	CDN GAAP	U.S. GAAP	CDN GAAP	U.S. GAAP
Consolidated Balance Sheet Data
Current assets	$37,709	$37,709	$42,311	$42,311
Property, plant and equipment	62,897	62,897	58,163	58,163
Other assets (b)	1,421	1,499	1,305	1,458
Identifiable intangible assets	111,072	111,072	96,277	96,277
Goodwill	457,760	457,760	288,095	288,095
Current liabilities	32,192	32,192	28,954	28,954
Long-term debt	158,276	158,276	162,499	162,499
Employee benefit liability (a)	3,330	3,702	3,640	5,179
Future income taxes (d)	31,140	31,040	—	—
Temporary equity (c)	—	279,810	—	236,558
Accumulated other comprehensive income	—	(194)	—	(1,386)
Unitholders' equity	480,627	—	480,627	—
Contributed Surplus	115	—	115	—
Deficit	(34,821)	166,111	(189,684)	54,500
  (a)
  Pension and post-retirement benefits

    Under U.S. GAAP, Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Post-retirement Plans ("SFAS 158"), was issued in 2006 and requires the recognition in the consolidated balance sheets of the over or under funded positions of defined benefit pension and other post-retirement plans, along with a corresponding non-cash adjustment, which is recorded in accumulated other comprehensive income (loss). The recognition and disclosure provisions of SFAS 158 are effective for fiscal years ended after December 15, 2006 and did not have an impact on the Fund's consolidated statements of operations and deficit.

    Under U.S. GAAP, prior to the adoption of SFAS 158, if the accumulated benefit obligation exceeds the fair value of a pension plan's assets, the Fund is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is a charge to other comprehensive income. The additional minimum liability concept has been eliminated with the adoption of SFAS 158, however, minimum liabilities were accounted for in prior years.

  (b)
  Derivative financial instruments

    The Fund has interest rate swap arrangements which qualify for cash flow hedge accounting. Under Canadian GAAP, derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses were deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions.

    Under U.S. GAAP, an asset or liability is recorded to the extent that the fair value of the hedge bears an exposure either favourable or unfavourable. Upon adoption, the favourable or unfavourable exposure is charged to accumulated other comprehensive income. Subsequent changes to the fair value of the hedge, that do not result from the hedge's effectiveness, are charged to other comprehensive income.

  (c)
  Temporary equity

    As trust units are redeemable on demand for cash under the terms of the Trust Indenture, U.S. GAAP requires that trust units be carried at their redemption value outside of permanent equity. Changes in the redemption value are reflected as adjustments to accumulated earnings. Under Canadian GAAP, the trust units are considered permanent equity.

  (d)
  Income taxes

    In 2006, the Fund underwent a reorganization and, as a result, the underlying operations of the Fund are not subject to income taxes. Accordingly, all future income tax amounts generated from differences between Canadian and U.S. GAAP as at January 3, 2006, were eliminated and recognized in the consolidated statement of comprehensive income (loss). In prior years, future taxes arising from Canadian and U.S. GAAP differences were also accounted for in the statement of comprehensive income (loss).

Osprey Media
Unaudited Interim Financial Information as at June 30, 2007 and for the Three and Six Months Ended
June 30, 2007 and 2006

OSPREY MEDIA INCOME FUND

INTERIM CONSOLIDATED BALANCE SHEETS

(unaudited)
(thousands of dollars)

	As at December 31, 2006	As at June 30, 2007
ASSETS (note 4)
Current
Accounts receivable	$38,084	$37,680
Income taxes receivable	259	275
Inventory	2,015	2,017
Prepaid expenses and other assets (note 2)	1,953	2,802

Total current assets	42,311	42,774

Property, plant and equipment, net (note 10)	58,163	54,920
Other assets, net	1,305	1,166
Identifiable intangible assets, net	96,277	90,098
Goodwill	288,095	288,095

	$486,151	$477,053

LIABILITIES AND UNITHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities (note 9)	$17,673	$17,156
Interest payable	30	25
Distribution payable (note 5)	3,139	3,139
Deferred revenue	8,112	9,180

Total current liabilities	28,954	29,500

Long-term debt (note 4)	162,499	158,230
Employee benefit liability (note 6)	3,640	3,834
Future income taxes (note 8)	—	14,200

Total liabilities	195,093	205,764

Unitholders' equity
Units	480,627	480,627
Contributed surplus	115	115
Deficit	(189,684)	(209,870)
Accumulated other comprehensive income (notes 2 & 3)	—	417

Total unitholders' equity	291,058	271,289

	$486,151	$477,053

See accompanying notes

OSPREY MEDIA INCOME FUND

INTERIM CONSOLIDATED STATEMENTS OF
OPERATIONS AND DEFICIT

(unaudited)
(thousands of dollars except for units and per unit amounts)

	Quarter ended June 30, 2006	Quarter ended June 30, 2007	Six months ended June 30, 2006	Six months ended June 30, 2007
Revenue
Advertising	$47,659	$46,636	$87,250	$87,500
Circulation	11,553	11,127	22,891	22,240
Job printing and other	2,129	1,910	3,947	3,699

	61,341	59,673	114,088	113,439

Cost of sales
Labour (note 6)	23,397	23,519	45,784	46,382
Newsprint	4,914	4,300	9,243	8,486
Other operating costs	17,030	15,441	32,329	30,423
Reorganization costs (note 1)	—	—	688	—
Restructuring charges (note 9)	70	—	389	—

	45,411	43,260	88,433	85,291

Income before undernoted items	15,930	16,413	25,655	28,148

Write-down of goodwill (note 11)	95,000	—	95,000	—
Depreciation	2,247	2,251	4,512	4,526
Amortization	3,927	2,863	8,463	6,225
Interest expense, net	2,303	2,264	4,454	4,552

Income (loss) before income taxes	(87,547)	9,035	(86,774)	12,845

Future income taxes provision (recovery)
(note 8)	—	14,200	(31,140)	14,200

Net loss for the period	(87,547)	(5,165)	(55,634)	(1,355)
Deficit, beginning of period	(13,941)	(195,289)	(34,821)	(189,684)
Distributions to unitholders (note 5)	(11,034)	(9,416)	(22,067)	(18,831)

Deficit, end of period	$(112,522)	$(209,870)	$(112,522)	$(209,870)

Net loss per unit — basic and diluted	$(1.79)	$(0.11)	$(1.13)	$(0.03)
Weighted average number of units	49,037,788	49,037,788	49,037,788	49,037,788

OSPREY MEDIA INCOME FUND

INTERIM CONSOLIDATED STATEMENTS OF
COMPREHENSIVE LOSS

(unaudited)
(thousands of dollars)

	Quarter ended June 30, 2007	Six months ended June 30, 2007
Net loss for the period	$(5,165)	$(1,355)
Other comprehensive income
Change in unrealized gains on derivatives designated as cash flow hedges (notes 2 & 3)	231	264

Comprehensive loss for the period	$(4,934)	$(1,091)

See accompanying notes

OSPREY MEDIA INCOME FUND

INTERIM CONSOLIDATED STATEMENTS OF
CASH FLOWS

(unaudited)
(thousands of dollars)

	Quarter ended June 30, 2006	Quarter ended June 30, 2007	Six months ended June 30, 2006	Six months ended June 30, 2007
OPERATING ACTIVITIES
Net loss for the period	$(87,547)	$(5,165)	$(55,634)	$(1,355)
Add (deduct) items not involving cash:
Write-down of goodwill (note 11)	95,000	—	95,000	—
Depreciation and amortization	6,174	5,114	12,975	10,751
Future income taxes (note 8)	—	14,200	(31,140)	14,200
Other	245	572	517	704
Net change in non-cash working capital items	(3,063)	(1,217)	(2,696)	83

Cash provided by operating activities	10,809	13,504	19,022	24,383

FINANCING ACTIVITIES
(Repayment of) increase in long-term debt, net (note 4)	1,360	(3,210)	7,527	(4,269)
Increase in deferred financing costs	(105)	—	(322)	—
Distributions to unitholders (note 5)	(11,034)	(9,416)	(22,067)	(18,831)

Cash used in financing activities	(9,779)	(12,626)	(14,862)	(23,100)

INVESTING ACTIVITIES
Net additions to property, plant and equipment (note 10)	(921)	(878)	(1,692)	(1,283)
Acquisitions of businesses	(109)	—	(2,468)	—

Cash used in investing activities	(1,030)	(878)	(4,160)	(1,283)

Net change in cash during the period	—	—	—	—
Cash, beginning of period	—	—	—	—

Cash, end of period	—	—	—	—

Supplemental cash flow information:
Interest paid	(2,454)	(2,285)	(4,735)	(4,621)
Income taxes refunded	271	—	193	3

See accompanying notes

OSPREY MEDIA INCOME FUND

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)
(All tabular amounts in thousands of dollars)
June 30, 2007

1.     DESCRIPTION OF THE BUSINESS

  Osprey Media Income Fund (the "Fund") is an unincorporated, limited purpose trust established under the laws of Ontario on January 1, 2004 and commenced operations on April 15, 2004. The Fund was established to invest in the newspaper industry in Canada.

  Newspaper advertising revenues are seasonal in nature and coincide with changes in consumer spending. Typically, the second and fourth quarters are stronger, with the fourth being the stronger as advertisers increase advertising budgets as a lead-up to seasonal increases in consumer spending habits during the December holiday period. Consequently, the results of operations and cash flows for any particular quarter are not necessarily indicative of the results to be expected for a full year.

  On January 3, 2006, pursuant to unitholder approval received on May 10, 2005 and an Advance Income Tax Ruling issued by the Canada Revenue Agency on December 19, 2005, the Fund completed a reorganization of its subsidiaries. The operating assets formerly owned by Osprey Media Group Inc. ("Group") and Osprey Media Holdings Inc. ("Holdings") are now owned by a new entity, Osprey Media LP ("Osprey") and the Fund, whereby the Fund directly and indirectly owns 100% of Osprey. A complete description of the reorganization is contained in the Notice of Annual and Special Meeting of Unitholders and the Management Information Circular dated March 31, 2005. As a result of this reorganization, the underlying operations of the Fund are not subject to income taxes, Federal Large Corporations Tax or Ontario capital tax. Presently, as the Fund is a Specified Investment Flow-Through entity, distributions from the partnership are effectively taxed at the unitholder level. See note 8.

  The Fund's income is derived solely from its ownership of limited partnership units of Osprey. This income is used to make monthly distributions to unitholders of the Fund.

  The interim consolidated financial statements of the Fund have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and follow the same accounting policies as the Fund's consolidated financial statements as at and for the year ended December 31, 2006, except as described in note 2 below. The effects of differences between the application of Canadian and United States (U.S.) GAAP on the interim financial statements of the Fund are described in note 13. As a result, certain information and disclosures normally required to be included in the notes to annual financial statements have been condensed or omitted. These interim consolidated financial statements should be read in conjunction with the Fund's consolidated financial statements as at and for the year ended December 31, 2006.

2.     CHANGES IN ACCOUNTING POLICIES

  On January 1, 2007, the Fund adopted the Canadian Institute of Chartered Accountants, ("CICA") Handbook Sections 1530, Comprehensive Income; 3855, Financial Instruments — Recognition and Measurement; 3861, Financial Instruments — Disclosure and Presentation and 3865, Hedges. The adoption of these new standards resulted in changes in the accounting for the Fund's cash flow hedges, including the recognition of certain transition adjustments that have been recorded in opening accumulated other comprehensive income as described below. The comparative interim consolidated financial statements have not been restated. The principal changes in the accounting for financial instruments and hedges due to the adoption of these accounting standards are described below.

  (a)
  Comprehensive income (loss)

    Comprehensive income (loss) is comprised of the Fund's net income (loss) and other comprehensive income. Other comprehensive income includes the changes in the fair market values of derivative instruments designated as cash flow hedges as disclosed in the consolidated statements of comprehensive income (loss).

  (b)
  Financial assets and financial liabilities

    Under the new standards, all financial instruments are classified as one of the following five categories: held for trading; held-to-maturity investments; loans and receivables; available-for-sale financial assets or other financial liabilities. The Fund's financial assets and liabilities have been categorized as either held-to-maturity investments; loans and receivables or other financial liabilities and are measured at amortized cost using the effective interest method in the consolidated balance sheets. The fair values of financial assets and financial liabilities are equal to their carrying values.

  Cash flow hedges

  The Fund is a party to variable-for-fixed interest rate swap arrangements with two of its credit facility lenders. The entire swap arrangements qualify for cash flow hedge accounting. The objective of these swap arrangements is to hedge the Fund's exposure to changes in interest rates.

  The changes in the fair values relating to the effective portions of the cash flow hedges are recognized in other comprehensive income. Changes in the fair values relating to ineffective portions (if any) are recognized immediately in the consolidated statements of operations and deficit.

  Amounts in accumulated other comprehensive income will be reclassified to the consolidated statements of operations and deficit in the period in which the hedged item affects income. When the hedging instruments expire or are sold, or when the hedges no longer meet the criteria for hedge accounting, any cumulative gain or loss existing in accumulated other comprehensive income at that time would be recognized in the consolidated statements of operations and deficit in the period the hedged transaction impacts income. Upon adoption of the new standards, the Fund recorded an increase in derivative assets designated as cash flow hedges (included in prepaid expenses and other assets) of $153,000 and a corresponding increase in accumulated other comprehensive income reflecting the fair market values of these hedges as at January 1, 2007.

3.     ACCUMULATED OTHER COMPREHENSIVE INCOME

  The accumulated balance of $417,000 relates to the fair value of the interest rate swap arrangements. During the quarter, there was no ineffectiveness in respect of the Fund's interest rate swap arrangements. Accumulated other comprehensive income consists of the following:

2007
Accumulated other comprehensive income, December 31, 2006	$—
Adoption of CICA 1530	153
Other comprehensive income during the quarter ended March 31, 2007	33
Other comprehensive income during the quarter ended June 30, 2007	231

Accumulated other comprehensive income, June 30, 2007	$417

4.     CREDIT FACILITIES

  On January 1, 2006, the Fund and Osprey entered into a Third Amended and Restated Credit Agreement. The terms and covenants of the credit facilities remained substantially unchanged from Group's prior credit facilities, except that the original maturity date of April 15, 2008 was extended to January 1, 2011. In addition, the amended facilities provide the Fund with improved pricing for amounts borrowed.

  The administrative agent for the Fund's credit facilities is the parent company of a unitholder. The assets of the Fund and its subsidiaries are pledged as collateral against the term and revolving facilities.

  Interest on the $133,300,000 term facility and $65,000,000 revolving facility, which includes a $10,000,000 operating line, is at variable market rates. On May 26, 2004, Osprey entered into variable-for-fixed interest rate swap arrangements with two of its credit facility lenders that fix the interest rate on a total of $75,000,000 of the term facility through April 15, 2008. Under the swap arrangements, which qualify for cash flow hedge accounting, the interest rate on the hedged portion of the term facility is fixed at 4.045% plus an acceptance fee currently set at 1.375%. As part of the reorganization, these swap arrangements were assigned to the Fund. For the quarter and six months ended June 30, 2007, total interest on the credit facilities, including the effect of the interest rate swaps, amounted to $2,295,000 and $4,592,000 respectively ($2,326,000 and $4,481,000 for the quarter and six months ended June 30, 2006) and averaged 5.7% in both periods (5.5% and 5.4% for the quarter and six months ended June 30, 2006).

  The credit facilities have no specific repayment terms prior to maturity other than to the extent insurance, asset sale or business sale proceeds in excess of certain thresholds are not reinvested. The credit agreement contains covenants with respect to interest coverage, debt to earnings and maximum mark-to-market exposure on hedge contracts.

  Long-term debt

  Long-term debt consists of the following:

	December 31, 2006	June 30, 2007
Term facility	$133,300	$133,300
Revolving facility	29,199	24,930

	$162,499	$158,230

5.     DISTRIBUTIONS TO UNITHOLDERS

  During the quarter and six months ended June 30, 2007, the Fund declared cash distributions of $9,416,000 and $18,831,000 respectively ($11,034,000 and $22,067,000 for the quarter and six months ended June 30, 2006). On June 13, 2007, the Fund announced a cash distribution of $3,139,000 that was paid on July 13, 2007. Cash distribution levels are reviewed and approved by the Fund's Board of Trustees.

6.     EMPLOYEE BENEFIT PLANS

  The Fund's benefit plan expense consists of the following:

	Quarter ended June 30, 2006	Quarter ended June 30, 2007	Six months ended June 30, 2006	Six months ended June 30, 2007
Multi-employer plans	$38	$61	$81	$113
Defined contribution plans	43	36	83	69
Defined benefit plans	366	330	732	660

	$447	$427	$896	$842

7.     LONG-TERM INCENTIVE PLAN

  Effective January 1, 2007, the Fund adopted a new Long-Term Incentive Plan (the "New LTIP"). The New LTIP is a cash plan under which payments may be made to participating executives based on whether the Fund's financial performance over a specified measurement period (not exceeding three years) meets or exceeds targets prescribed by the Fund's Governance Committee at the beginning of the measurement period. Participating executives and financial targets have been authorized with respect to the period from January 1, 2007 to December 31, 2009. The New LTIP replaces one adopted in 2004, in respect of which no amounts were paid or will become payable.

8.     INCOME TAXES

  On October 31, 2006, the Federal Government of Canada announced proposed changes to the taxation of certain distributions of income trusts. On June 12, 2007, this proposed legislation became substantively enacted and, as a result, certain of the Fund's distributions will be subject to tax beginning in 2011. Under Canadian GAAP, the Fund is required to quantify its temporary differences in accordance with CICA Handbook Section 3465, Income Taxes, determine the periods over which those temporary differences are expected to reverse, and apply the substantively enacted tax rates to those temporary differences. Consequently, in the second quarter, the Fund recorded a non-cash charge in the amount of $14,200,000 for future income taxes reflecting the change in legislation.

  In 2006, as a result of the Fund's reorganization (see note 1), the Fund and its underlying operations were not subject to income taxes, and accordingly, all future income tax amounts as at January 3, 2006, which totalled $31,140,000, were eliminated and recognized in the consolidated statements of operations and deficit.

9.     RESTRUCTURING

  The Fund has restructuring provisions set up through acquisitions and dispositions. During the quarter, the Fund made payments of $90,000 in respect of these provisions. Management expects that the majority of these provisions will be utilized during 2007, except for amounts relating to contractual benefit commitments that, in some instances, extend to 2010.

  A summary of the changes in the restructuring provisions related to acquisitions and dispositions is as follows:

Balance, December 31, 2006	$291
Payments made during the quarter ended March 31, 2007	(82)
Payments made during the quarter ended June 30, 2007	(90)

Balance, June 30, 2007	$119

10.   PROPERTY, PLANT AND EQUIPMENT

  During the quarter ended June 30, 2007, the Fund disposed of its land and building in Lindsay, Ontario and certain equipment in Kingston, Ontario and, during the quarter ended March 31, 2007, the Fund disposed of its land and building in Midland, Ontario. These assets had a combined net book value of $746,000. No gain or loss was recorded on these disposals.

11.   GOODWILL

  During the quarter ended June 30, 2006, the Fund recorded a non-cash charge in the amount of $95,000,000 related to the carrying value of goodwill.

12.   SUBSEQUENT EVENT

  On July 5, 2007, the Fund's Board of Trustees approved an amended offer from Quebecor Media Inc. ("QMI"), whereby QMI will make a takeover bid for all of the outstanding units of the Fund at a cash price of $8.45 per unit. Management anticipates that QMI will take-up and accept for payment all of the units deposited under the offer which expires on August 3, 2007.

  On July 16, 2007, the Fund declared a cash distribution of $3,138,000, payable on August 15, 2007.

13.   SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES

  The Fund's consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the U.S.. The following tables set forth the impact of the material differences between Canadian and U.S. GAAP on the Fund's consolidated financial statements.

	Six months ended June 30, 2006	Six months ended June 30, 2007
Interim Consolidated Statements of Operations and Deficit
Net loss per Canadian and U.S. GAAP	$(55,634)	$(1,355)

	Six months ended June 30, 2006	Six months ended June 30, 2007
Interim Consolidated Statements of Comprehensive Income (Loss)
Net loss per Canadian GAAP	$(55,634)	$(1,355)
Other comprehensive income per Canadian GAAP	—	264

	(55,634)	(1,091)
U.S. GAAP adjustments to other comprehensive (loss) income:
Pension and post-retirement benefits (a)	—	2,345
Derivative financial instruments (b)	737	—
Income taxes on U.S. GAAP differences (d)	(100)	—

Comprehensive income (loss) per U.S. GAAP	$(54,997)	$1,254

	December 31, 2006		June 30, 2007
	CDN GAAP	U.S. GAAP	CDN GAAP	U.S. GAAP
Interim Consolidated Balance Sheet Data
Current assets	$42,311	$42,311	$42,774	$42,774
Property, plant & equipment	58,163	58,163	54,920	54,920
Other assets (b)	1,305	1,458	1,166	1,166
Identifiable intangible assets	96,277	96,277	90,098	90,098
Goodwill	288,095	288,095	288,095	288,095
Current liabilities	28,954	28,954	29,500	29,500
Long-term debt	162,499	162,499	158,230	158,230
Employee benefit liability (a)	3,640	5,179	3,834	3,029
Future income taxes (d)	—	—	14,200	14,200
Temporary equity (c)	—	236,558	—	376,904
Accumulated other comprehensive income	—	(1,386)	417	1,222
Unitholders' equity	480,627	—	480,627	—
Contributed surplus	115	—	115	—
Deficit	(189,684)	54,500	(209,870)	(106,032)
  (a)
  Pension and post-retirement benefits

    Under U.S. GAAP, Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Post-retirement Plans ("SFAS 158"), was issued in 2006 and requires the recognition in the consolidated balance sheet of the over or under funded positions of defined benefit pension and other post-retirement plans, along with a corresponding non-cash adjustment, which is recorded in the accumulated other comprehensive income (loss). The recognition and disclosure provisions of SFAS158 are effective for fiscal years ended after December 15, 2006 and did not have an impact on the Fund's consolidated statements of income (loss).

  (b)
  Derivative financial instruments

    Prior to 2007, under Canadian GAAP, derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses were deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions. Since January 1, 2007, standards for hedge accounting under Canadian GAAP are now similar to those under U.S. GAAP, as established by Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities.

    Differences in prior years result from the different transition rules and timing of the adoption of the current standards in Canada and in the United States for derivative financial instruments and hedge accounting.

  (c)
  Temporary equity

    As trust units are redeemable on demand for cash under the terms of the Trust Indenture, U.S. GAAP requires that trust units be carried at their redemption value outside of permanent equity. Changes in the redemption value are reflected as adjustments to accumulated earnings. Under Canadian GAAP, the trust units are considered permanent equity.

  (d)
  Income taxes

    In 2006, the Fund underwent a reorganization and, as a result, the underlying operations of the Fund are not subject to income taxes. Accordingly, all future income tax amounts generated from differences between Canadian and U.S. GAAP as at January 3, 2006, were eliminated and recognized in the consolidated statement of comprehensive income (loss).

US$700,000,000

Quebecor Media Inc.

Offer to Exchange All Outstanding
7 3/4% Senior Notes due March 15, 2016
Issued on October 5, 2007 for
New 7 3/4% Senior Notes due March 15, 2016

PROSPECTUS
                        , 2007

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations.

This prospectus is an offer to exchange only the old notes for the new notes in accordance with the terms included in this prospectus, but only under circumstances and in jurisdictions where it is lawful to do so.
The information contained in this prospectus is current only as of its date.

Until                                    , 2008, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Officers and Directors.

        Quebecor Media Inc. is incorporated under the laws of the Province of Québec.

        Pursuant to Section 123.87 of the Companies Act (Québec), the registrant shall assume the defense of a director or officer prosecuted by a third party for an act done in the exercise of his duties and shall pay damages, if any, resulting from that act, unless the director or officer has committed a grievous offence or a personal offence separable from the exercise of his duties.

        However, in penal or criminal proceedings, the registrant shall assume only the payment of the expenses of the director or officer if he had reasonable grounds to believe that his conduct was in conformity with the law, or the payment of the expenses of the director or officer if he has been freed or acquitted.

        Pursuant to Section 123.88 of the Companies Act (Québec), the registrant shall assume the expenses of the director or officer, if, having prosecuted him for an act done in the exercise of his duties, it loses its case and the court so decides.

        If the registrant wins its case only in part, the court may determine the amount of the expenses it shall assume.

        Quebecor Inc., the registrant's ultimate parent company, carries liability insurance for the benefit of its directors and officers, as well as for the directors and officers of its subsidiaries, including the registrant and certain associated companies, against certain liabilities incurred by them in such capacity. These policies are subject to customary deductibles and exceptions. The premiums in respect of this insurance are entirely paid by Quebecor Inc.

Item 21.    Exhibits and Financial Statement Schedules.

(a)
Exhibits.

        The exhibits to this registration statement are listed in the Exhibit Index to this registration statement, which Exhibit Index is hereby incorporated by reference.

Item 22.    Undertakings.

        (a)    The undersigned registrant hereby undertakes:

          (1)   to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

              (i)  to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii)  to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (iii)  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2)   that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (3)   to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

          (4)   to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (c)    The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (d)   The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montreal, Province of Québec, Canada on this 20th day of November, 2007.

QUEBECOR MEDIA INC.
By: /s/ Louis Morin Name: Louis Morin Title: Vice President and Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below on November 20, 2007 by the following persons in the capacities indicated.

Name and Signature	Title

/s/ Pierre Karl Péladeau Pierre Karl Péladeau	Chief Executive Officer and Vice Chairman of the Board of Directors (Principal Executive Officer)
/s/ Pierre Francoeur Pierre Francoeur	President and Chief Operating Officer
/s/ Louis Morin Louis Morin	Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ Denis Sabourin Denis Sabourin	Vice President and Corporate Controller (Principal Accounting Officer)
* Serge Gouin	Chairman of the Board of Directors and Chairman of the Compensation Committee
* Érik Péladeau	Vice Chairman of the Board of Directors
* Jean La Couture	Director and Chairman of the Audit Committee
André Delisle	Director
* A. Michel Lavigne	Director

* Samuel Minzberg	Director
* The Right Honourable Brian Mulroney	Director
* Jean Neveu	Director
* Normand Provost	Director
*	By:	/s/ Louis Morin Name: Louis Morin Title: Attorney-in-fact

        Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned certifies that it is the duly authorized United States representative of the registrant and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newark, State of Delaware, this 20th day of November, 2007.

PUGLISI & ASSOCIATES
(Authorized U.S. Representative)

By:	/s/ Gregory F. Lavelle Name: Gregory F. Lavelle Title: Managing Director

EXHIBIT INDEX

1.1	Purchase Agreement, dated September 26, 2007, by and among Quebecor Media Inc. and Citigroup Global Markets Inc., Banc of America Securities LLC, TD Securities (USA) LLC, Scotia Capital (USA) Inc., BMO Capital Markets Corp., RBC Capital Markets Corporation, NBF Securities (USA) Corp. and HSBC Securities (USA) Inc.
1.2
Amendment to Purchase Agreement, dated October 4, 2007, by and among Quebecor Media Inc. and Citigroup Global Markets Inc., Banc of America Securities LLC, TD Securities (USA) LLC, Scotia Capital (USA) Inc., BMO Capital Markets Corp., RBC Capital Markets Corporation, NBF Securities (USA) Corp. and HSBC Securities (USA)
3.1
Articles of Incorporation of Quebecor Media Inc. (translation) (incorporated by reference to Exhibit 3.1 to Quebecor Media Inc.'s Registration Statement on Form F-4 dated September 5, 2001, Registration No. 333-13792).
3.2
Certificate of Amendment of Articles of Incorporation filed February 3, 2003 (translation) (incorporated by reference to Exhibit 1.2 to Quebecor Media's Annual Report on Form 20-F for fiscal year ended December 31, 2002, which was filed on March 31, 2003).
3.3
Certificate of Amendment of Articles of Incorporation filed December 5, 2003 (translation) (incorporated by reference to Exhibit 1.4 to Quebecor Media's Annual Report on Form 20-F for fiscal year ended December 31, 2003, which was filed on March 31, 2004).
3.4
Certificate of Amendment of Articles of Incorporation filed January 16, 2004 (translation) (incorporated by reference to Exhibit 1.5 to Quebecor Media's Annual Report on Form 20-F for fiscal year ended December 31, 2003 which was filed on March 31, 2004).
3.5
Certificate of Amendment of Articles of Incorporation filed November 26, 2004 (translation) (incorporated by reference to Exhibit 1.6 of Quebecor Media's Annual Report on Form 20-F for fiscal year ended December 31, 2004, which was filed on March 31, 2005).
3.6
Certificate of Amendment of Articles of Incorporation of Quebecor Media Inc. filed January 14, 2005 (translation) (incorporated by reference to Exhibit 1.9 of Quebecor Media's Annual Report on Form 20-F for fiscal year ended December 31, 2005, which was filed on March 29, 2006).
3.7
Certificate of Amendment of Articles of Incorporation of Quebecor Media Inc. filed January 15, 2007 (translation) (incorporated by reference to Exhibit 1.11 of Quebecor Media's Annual Report on Form 20-F/A for fiscal year ended December 31, 2006, which was filed on April 2, 2007).
3.8	By-laws of Quebecor Media Inc. (translation) (incorporated by reference to Exhibit 3.2 to Quebecor Media Inc.'s Registration Statement on Form F-4 dated September 5, 2001, Registration No. 333-13792).
3.9
By-law number 2004-1 of Quebecor Media Inc. (translation) (incorporated by reference to Exhibit 1.7 of Quebecor Media's Annual Report on Form 20-F for fiscal year ended December 31, 2004, which was filed on March 31, 2005).
3.10
By-law number 2004-2 of Quebecor Media Inc. (translation) (incorporated by reference to Exhibit 1.8 of Quebecor Media's Annual Report on Form 20-F for fiscal year ended December 31, 2004, which was filed on March 31, 2005).
3.11
By-law number 2005-1 of Quebecor Media Inc. (translation) (incorporated by reference to Exhibit 1.10 of Quebecor Media's Annual Report on Form 20-F for fiscal year ended December 31, 2005, which was filed on March 29, 2006).
3.12
By-law number 2007-1 of Quebecor Media Inc. (translation) (incorporated by reference to Exhibit 1.12 of Quebecor Media's Annual Report on Form 20-F/A for fiscal year ended December 31, 2006, which was filed on April 2, 2007).

4.1	Form of 7 3/4% Senior Note due 2016 originally issued on January 17, 2006 (included as Exhibit A to Exhibit 4.2 below).
4.2
7 3/4% Senior Notes Indenture, dated as of January 17, 2006, by and between Quebecor Media Inc., as issuer, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 2.8 of Quebecor Media's Annual Report on Form 20-F for fiscal year ended December 31, 2005, which was filed on March 29, 2006).
4.3	Form of 7 3/4% Senior Note due 2016, originally issued on October 5, 2007 (included as Exhibit A to Exhibit 4.4 below).
4.4	7 3/4% Senior Notes Indenture, dated as of October 5, 2007, by and between Quebecor Media Inc., as issuer, and U.S. Bank National Association, as trustee.
4.5
Registration Rights Agreement, dated as of October 5, 2007, by and among Quebecor Media Inc. and Citigroup Global Markets Inc., Banc of America Securities LLC, TD Securities (USA) LLC, Scotia Capital (USA) Inc., BMO Capital Markets Corp., RBC Capital Markets Corporation, NBF Securities (USA) Corp. and HSBC Securities (USA) Inc.
4.6
Form of Sun Media Corporation 7 5/8% Senior Note due 2013 (included in Exhibit A to Exhibit 4.7 below) (incorporated by reference to Exhibit A to Exhibit 4.2 to Sun Media Corporation's Registration Statement on Form F-4 dated April 10, 2003, Registration Statement No. 333-103998).
4.7
Indenture relating to Sun Media Corporation 7 5/8% Senior Notes due 2013, dated as of February 7, 2003, among Sun Media Corporation, the subsidiary guarantors signatory thereto, and National City Bank, as trustee (incorporated by reference to Exhibit 4.2 to Sun Media Corporation's Registration Statement on Form F-4 dated April 10, 2003, Registration No. 333-103998).
4.8
Sun Media Corporation First Supplemental Indenture, dated as of July 30, 2004, by and among Sun Media Corporation, the subsidiary guarantors signatory thereto, and U.S. Bank Corporate Trust Services (formerly National City Bank), as trustee (incorporated by reference to Exhibit 2.4 of Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 2004, filed on March 24, 2005).
4.9
Form of Vidéotron Ltée 6 7/8% Senior Notes due January 15, 2014 (incorporated by reference to Exhibit A to Exhibit 4.3 to Videotron Ltée's Registration Statement on Form F-4 dated January 8, 2004, Registration No. 333-110697).
4.10
Form of Notation of Guarantee by the subsidiary guarantors of the 6 7/8% Vidéotron Ltée Senior Notes due January 15, 2014 (incorporated by reference to Exhibit E to Exhibit 4.3 to Videotron Ltée's Registration Statement on Form F-4 dated January 8, 2004, Registration No. 333-110697).
4.11
Indenture relating to Vidéotron Ltée 6 7/8% Notes due 2014, dated as of October 8, 2003, by and among Vidéotron Ltée, the subsidiary guarantors signatory thereto, and Wells Fargo Bank Minnesota, N.A., as trustee (incorporated by reference to Exhibit 4.3 to Vidéotron Ltée's Registration Statement on Form F-4 dated January 8, 2004, Registration No. 333-110697).
4.12
Vidéotron Ltée First Supplemental Indenture, dated as of July 12, 2004, by and among Vidéotron Ltée, SuperClub Videotron Canada inc., Les Propriétés SuperClub inc., and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.4 to Videotron's Registration Statement on Form F-4 dated January 18, 2005, Registration No. 333-121032).
4.13	Form of Videotron Ltée 6 3/8% Senior Note due 2015 (included as Exhibit A to Exhibit 4.15 below).
4.14	Form of Notation of Guarantee by the subsidiary guarantors of Vidéotron Ltée's 6 3/8% Senior Notes due 2015 (included as Exhibit E to Exhibit 4.15 below).
4.15
Indenture relating to Vidéotron Ltée 6 3/8% Senior Notes, dated as of September 16, 2005, by and between Videotron Ltée, the guarantors party thereto, and Wells Fargo, National Association, as trustee (incorporated by reference to Exhibit 4.3 of Vidéotron Ltée's Registration Statement on Form F-4 dated October 14, 2005, Registration No. 333-128998).

5.1	Opinion of Ogilvy Renault LLP, counsel to Quebecor Media Inc., dated November 20, 2007.
9.1
Shareholders' Agreement dated December 11, 2000 by and among Quebecor Inc., Capital Communications CDPQ inc. (now known as Capital d'Amérique CDPQ inc.) and Quebecor Media, together with a summary thereof in the English language (incorporated by reference to Exhibit 9.1 to Quebecor Media Inc.'s Registration Statement on Form F-4 dated September 5, 2001, Registration No. 333-13792).
9.2
Letter Agreement dated December 11, 2000 between Quebecor Inc. and Capital Communications CDPQ inc. (now known as Capital d'Amérique CDPQ inc.) (translation) (incorporated by reference to Exhibit 9.2 to Quebecor Media Inc.'s Registration Statement on Form F-4 dated September 5, 2001 Registration No. 333-13792).
9.3
Written Resolution adopted by the Shareholders of Quebecor Media Inc. on May 5, 2003 relating to the increase in the size of the Board of Directors of Quebecor Media Inc. (translation) (incorporated by reference to the applicable exhibit to Quebecor Media's Annual Report on Form 20-F for fiscal year ended December 31, 2003, which was filed on March 31, 2004).
10.1
Lease Agreement dated November 24, 1993 between Le Groupe Videotron Ltée and National Bank of Canada for the property located at 300 Viger Avenue East, Montréal, Province of Québec, Canada, together with a summary thereof in the English language (incorporated by reference to Exhibit 10.3 to Quebecor Media's Registration Statement on Form F-4 dated September 5, 2001, Registration No. 333-13792).
10.2
Credit Agreement, dated as of January 17, 2006, by and among Quebecor Media Inc., as borrower, the financial institutions party thereto from time to time, as lenders, and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 4.2 of Quebecor Media's Annual Report on Form 20-F for fiscal year ended December 31, 2005, which was filed on March 29, 2006).
10.3	Credit Agreement, dated as of April 7, 2006, between and among Société Générale (Canada), as lender, and Quebecor Media Inc., as borrower.
10.4
Credit Agreement dated as of February 7, 2003 among Sun Media Corporation, as borrower, Bank of America, N.A., Banc of America Securities LLC and Credit Suisse First Boston Corporation, as arrangers, Bank of America, N.A., as administrative agent, and the financial institutions signatory thereto, as lenders (incorporated by reference to Exhibit 10.4 to Sun Media Corporation's Registration Statement on Form F-4 dated April 10, 2003, Registration No. 333-103998).
10.5
First Amending Agreement, dated as of December 3, 2003, amending the Credit Agreement dated as of February 7, 2003 among Sun Media Corporation, Banc of America Securities LLC and Credit Suisse First Boston Canada and the lenders party thereto (incorporated by reference to Exhibit 4.1to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 2003, which was filed on March 30, 2004).
10.6
Second Amending Agreement, dated as of October 12, 2004, amending the Credit Agreement dated as of February 7, 2003 among Sun Media Corporation, Banc of America Securities LLC and Credit Suisse First Boston Canada and the lenders party thereto (incorporated by reference to Exhibit 4.5 to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 2004, which was filed on March 24, 2005).
10.7
Third Amending Agreement, dated as of January 17, 2006, amending the Credit Agreement dated as of February 7, 2003, as amended, among Sun Media Corporation, Banc of America Securities LLC, Credit Suisse First Boston Canada and the lenders party thereto, and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 4.6 to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 2005, which was filed on March 21, 2006).

10.8
Fourth Amending Agreement, dated as of April 27, 2006, amending the Credit Agreement dated as of February 7, 2003, as amended, among Sun Media Corporation, Banc of America Securities LLC, Credit Suisse First Boston Canada and the lenders party thereto, and Bank of America, N.A., as administrative agent.
10.9
Fifth Amending Agreement, dated as of October 31, 2007, amending the Credit Agreement dated as of February 7, 2003, as amended, among Sun Media Corporation, Banc of America Securities LLC, Credit Suisse First Boston Canada and the lenders party thereto, and Bank of America, N.A., as administrative agent.
10.10
Credit Agreement dated as of November 28, 2000 among Vidéotron Ltée, RBC Dominion Securities Inc., Royal Bank of Canada and the co-arrangers and lenders thereto, together with the First Amending Agreement dated as of January 5, 2001 and the Second Amending Agreement dated as of June 29, 2001 (incorporated by reference to Exhibit 10.5 to Quebecor Media Inc.'s Registration Statement on Form F-4 dated September 5, 2001, Registration No. 333-13792).
10.11
Sixth Amending Agreement, dated as of October 8, 2003, to the Credit Agreement dated as of November 28, 2000, among Vidéotron Ltée, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Vidéotron Ltée, Groupe de Divertissement SuperClub inc., Videotron (1998) ltée, CF Cable TV Inc., Videotron (Regional) Ltd, Télé-Câble Charlevoix (1997) inc., Videotron TVN inc. and Câblage QMI inc., as guarantors and by Quebecor Media Inc. (incorporated by reference to Exhibit 10.1 to Vidéotron Ltée's Registration Statement on Form F-4 dated January 8, 2004, Registration No. 333-110697).
10.12
Seventh Amending Agreement dated as of November 19, 2004 to the Credit Agreement dated as of November 28, 2000, among Vidéotron Ltée, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Vidéotron Ltée, Groupe de Divertissement SuperClub inc., Videotron (1998) ltée, CF Cable TV Inc., Videotron (Regional) Ltd., 9139-3256 Québec inc., Videotron TVN inc., Les Propriétés SuperClub inc. and SuperClub Videotron Canada inc., as guarantors (the "Guarantors"), and by Quebecor Media Inc. (incorporated by reference to Exhibit 10.2 to Vidéotron Ltée's Registration Statement on Form F-4 dated January 18, 2005, Registration No. 333-121032).
10.13
Form of Amended and Restated Credit Agreement entered into as of November 28, 2000, as amended by a First Amending Agreement dated as of January 5, 2001, as Second Amending Agreement dated as of June 29, 2001, a Third Amending Agreement dated December 12, 2001 and accepted by the Lenders as of December 21, 2001, a Fourth Amending Agreement dated as of December 23, 2002, a Fifth Amending Agreement dated as of March 24, 2003, a Sixth Amending Agreement dated as of October 8, 2003 and a Seventh Amending Agreement dated as of November 19, 2004, among Vidéotron Ltée, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto (incorporated by reference to Schedule 2 to Exhibit 10.2 to Videotron's Registration Statement on Form F-4 dated January 18, 2005, Registration No. 333-121032).
10.14
Form of Guarantee under the Vidéotron Ltée Credit Agreement (incorporated by reference to Schedule D to Exhibit 10.5 to Quebecor Media's Registration Statement on Form F-4 dated September 5, 2001, Registration No. 333-13792).
10.15
Form of Share Pledge of the shares of Vidéotron Ltée and of the guarantors of the Vidéotron Ltée Credit Agreement (incorporated by reference to Schedule E to Exhibit 10.5 to Videotron's Registration Statement on Form F-4 dated September 5, 2001, Registration No. 333-13792).
10.16
Fourth Amended and Restated Credit Agreement, dated as of September 28, 2007, between 4411986 Canada Inc., Osprey Media LP, Osprey Media Income Fund, as borrowers, the financial institutions party thereto, as Credit Facility lenders, the Canadian Imperial Bank of Commerce, as syndication agent, Bank of Montreal, as documentation agent, and the Bank of Nova Scotia, as administrative agent.

10.17
Share Purchase Agreement dated December 22, 2003 between Carlyle VTL Holdings, L.P. and Carlyle Partners III (Videotron), L.P., and Quebecor Media Inc. and 9101-0827 Québec Inc. relating to the purchase 9101-0827 Québec Inc. of 5,000 Class C Preferred Shares of 3662527 Canada Inc. (incorporated by reference to Exhibit 4.11 of Quebecor Media's Annual Report on Form 20-F for the fiscal year ended December 31, 2003, which was filed on March 31, 2004).
10.18
First Amendment to Share Purchase Agreement dated as of December 31, 2004 between Carlyle VTL Holdings, L.P. and Carlyle Partners III (Videotron), L.P. and Quebecor Media Inc. and 9101-0827 Québec Inc. (incorporated by reference to Exhibit 4.18 of Quebecor Media's Annual Report on Form 20-F for the fiscal year ended December 31, 2004, which was filed on March 31, 2005).
12.1
Statement of Computation of Ratio of Earnings to Fixed Charges (previously filed as and incorporated by reference to Exhibit 7.1 to Quebecor Media's Annual Report on Form 20-F for fiscal year ended December 31, 2005, which was filed on March 29, 2006).
21.1	Subsidiaries of Quebecor Media Inc.
23.1	Consent of KPMG LLP, dated November 20, 2007.
23.2	Consent of Ernst & Young LLP, dated November 20, 2007.
23.3	Consent of Ogilvy Renault LLP, counsel to Quebecor Media Inc., dated November 20, 2007 (included in Exhibit 5.1 above).
23.4	Consent of Ropes & Gray LLP, special U.S. counsel to Quebecor Media Inc., dated November 20, 2007.
24.1	Powers of Attorney
25.1	Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of U.S. Bank National Association, as trustee, on Form T-1.
99.1	Form of Letter of Transmittal. †
99.2	Form of Notice of Guaranteed Delivery. †
99.3	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. †

†
To be filed by amendment to this Registration Statement on Form F-4.

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TABLE OF CONTENTS
EXPLANATORY NOTES
INDUSTRY AND MARKET DATA
ENFORCEABILITY OF CIVIL LIABILITIES
PRESENTATION OF FINANCIAL INFORMATION
INTERNAL CONTROL OVER FINANCIAL REPORTING
EXCHANGE RATE DATA
SUMMARY
Risk Factors
Summary Consolidated Financial Data
CANADIAN GAAP DATA
U.S. GAAP DATA
RISK FACTORS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
CANADIAN GAAP DATA
U.S. GAAP DATA
QUEBECOR MEDIA UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
QUEBECOR MEDIA UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
QUEBECOR MEDIA UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
QUEBECOR MEDIA UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
QUEBECOR MEDIA NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
REGULATION
MANAGEMENT AND MAJOR SHAREHOLDERS
DESCRIPTION OF CERTAIN INDEBTEDNESS
THE EXCHANGE OFFER
DESCRIPTION OF THE NOTES
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
AUDITORS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE BOARD OF DIRECTORS OF QUEBECOR MEDIA INC.
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME Years ended December 31, 2004, 2005 and 2006 (in millions of Canadian dollars)
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY Years ended December 31, 2004, 2005 and 2006 (in millions of Canadian dollars)
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS Years ended December 31, 2004, 2005 and 2006 (in millions of Canadian dollars)
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED BALANCE SHEETS December 31, 2005 and 2006 (in millions of Canadian dollars)
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME (in millions of Canadian dollars) (unaudited)
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES SEGMENTED INFORMATION (in millions of Canadian dollars) (unaudited)
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (in millions of Canadian dollars) (unaudited)
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (in millions of Canadian dollars) (unaudited)
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (in millions of Canadian dollars) (unaudited)
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (in millions of Canadian dollars)
REPORT OF INDEPENDENT AUDITORS
OSPREY MEDIA INCOME FUND CONSOLIDATED BALANCE SHEETS (thousands of dollars)
OSPREY MEDIA INCOME FUND CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (thousands of dollars except for units and per unit amounts)
OSPREY MEDIA INCOME FUND CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of dollars)
OSPREY MEDIA INCOME FUND INTERIM CONSOLIDATED BALANCE SHEETS (unaudited) (thousands of dollars)
OSPREY MEDIA INCOME FUND INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (unaudited) (thousands of dollars except for units and per unit amounts)
OSPREY MEDIA INCOME FUND INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (unaudited) (thousands of dollars)
OSPREY MEDIA INCOME FUND INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited) (thousands of dollars)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX